Form 20-F
period 2002-12-31
GLOBE TELECOM INC
filed 2003-03-31
CIK 1096692

As filed with the Securities and Exchange Commission on March 31, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number

Globe Telecom, Inc.

(Exact Name of Registrant as Specified in its Charter)

Globe Telecom, Inc.

(Translation of Registrant’s Name into English)

Republic of the Philippines	5/F Globe Telecom Plaza, Pioneer Corner Madison Streets, Mandaluyong City, Philippines
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

9.75% Notes due 2012

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002:

Title of Each Class	Number of Shares of Stock Outstanding
Common Stock, (Peso)50.00 par value Preferred Stock, (Peso)5.00 par value	151,905,400 158,515,021

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes    ☒         No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     ☒         Item 18     ☐

FORWARD-LOOKING STATEMENTS

This annual report contains certain “forward-looking statements.” These forward-looking statements generally can be identified by use of statements that include words or phrases such as we “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements.

All forward-looking statements are, by their nature, subject to significant risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

•	general economic and business conditions in the Philippines;

•	changes in the value of the Peso and other currency changes;

•	changes in Philippine and international interest rates;

•	changes in the cost of equipment that we import as part of our network expansion;

•	increasing competition in and conditions of the Philippine telecommunications industry;

•	our ability to grow our subscriber base for wireless services;

•	demand for telecommunications services in the Philippines;

•	our ability to enter into various financing arrangements;

•	changes in laws and regulations that apply to the Philippine telecommunications industry;

•	changes in political conditions in the Philippines; and

•	changes in foreign exchange control regulations in the Philippines.

For a further discussion of such risks, uncertainties and assumptions, see Item 3. “Key Information — Risk Factors.” You should consider these factors carefully in evaluating any forward-looking statements and should not place undue reliance on any forward-looking statements. You should keep in mind that any forward-looking statement made by us in this annual report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to, and do not intend to, update or revise our forward-looking statements after the date hereof, whether as a result of new information, future events or otherwise.

i

GLOSSARY OF TERMS

AMPS	Advanced Mobile Phone Service; an analog cellular standard developed in the United States and primarily employed there and in the Asia-Pacific region.

Analog	The traditional method of storing, processing and transmitting voice and data signals by continuously changing electrical waves.

ATM	Asynchronous Transfer Mode; a transfer mode in which the information (voice, data and video signals) is organized into cells for transmission.

Backbone

A central network formed by the combination of fiber-optic cable and other links which permits the transmission of traffic between and among exchanges and distribution cabinets in a telecommunications network.

Bandwidth	The range of frequencies that can be passed through a communications medium in a given amount of time.

CDMA	Code Division Multiple Access; a digital cellular scheme that uses a low-power signal that sends calls in a wide frequency channel, all at once, and decodes the data at the other end of the call.

Cell sites

The infrastructure and radio equipment associated with a cellular transmitting and receiving station, including land, building, tower, antennas and electrical equipment. Cell sites are linked back to switches using microwave networks and/or regular phone lines.

Churn rate

The percentage measure of the number of customers that have been disconnected during a particular period, either voluntarily or involuntarily, divided by the average number of customers during that period.

Digital	A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1.

DSL	Digital Subscriber Line; a modem technology that uses existing twisted-pair telephone lines to transport high-bandwidth data such as multimedia and video to service providers.

ETACS	An enhanced form of the TACS analog standard that enables operators to expand the capacity of TACS networks by employing higher frequencies.

GPRS	General Packet Radio Services; a non-voice value added service for GSM networks that allows information to be sent and received across a wireless network.

GSM	Global System for Mobile Communications; a digital cellular standard for mobile telephone system developed in Europe and employed worldwide.

Installed lines	Lines in service and lines fully built-out to the distribution point and ready to be connected to subscribers.

International Gateway Facility	International transmission, switching and network management facilities which serve as a point of entry/exit in the country for calls to/from abroad.

ISDN

Integrated Services Digital Network; a standard digital service capability that features one or more circuit- switched communication channels capable of carrying digital voice, data or image signals at higher speeds than analog networks.

ii

PABX

Private Automated Branch Exchange; a telephone exchange operated within an organization used for switching calls between internal lines and between internal and publicly switched telephone network lines.

PMTS	Personal Mobile Telephone Service; a digital wireless telephone system that uses light, inexpensive handsets with long battery life to communicate via low power antennae.

Roaming	The cellular service that permits subscribers of one network to use their cellular telephones in another operator’s network.

SDH	Synchronous Digital Hierarchy; standard technology for synchronous data transmission on optical media, where the bits from one call are carried within one transmission frame.

SIM card	Subscriber Identity Module card; an electronic chip card that is inserted into a handset and identifies the subscriber to the network.

SMS	Short Message Service; a service which enables cellular telephone users to send and receive text messages on their handsets.

Special Drawing Rights	A monetary unit whose value reflects a basket of major currencies, with the U.S. dollar comprising a majority of the basket.

Switch

A device that selects the paths or circuits to be used for transmission of information and establishes a connection; switching is the process of interconnecting circuits to form a transmission path between users and capturing information for billing purposes.

TACS	Total Access Communications System; a variant of the U.S. AMPS cellular system that uses 25KHz channels in the 900MHz frequency band.

Teledensity	Also known as “telephone penetration rate.” The number of installed telephone lines in a country per 100 inhabitants.

Telex

A telecommunications service involving teletypewriters connected through automatic exchanges; a teletypewriter is a printing telegraph instrument that has a signal-activated mechanism for automatically printing received messages.

3G	Third generation cellular technology which provides greater bandwidth, allowing transfer rates over wireless devices from 384Kbps to 2MBps compared to a maximum of 9.6Kbps for GSM technology.

VSAT

Very Small Aperture Terminal; an earth station with a small antenna, usually 1.8 meters or less. Typically used to connect a central hub with a large number of geographically removed sites via receive/transmit terminals.

WAP

Wireless Application Protocol; a global, license-free and platform-independent protocol designed for internet content and advanced telephony services on digital wireless phones and other wireless terminals.

iii

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

Selected Financial Data

The following table sets forth selected information about our financial and operating performance and other data. You should read the selected financial data below together with our audited consolidated financial statements for the three years ended December 31, 2000, 2001 and 2002, including the notes to the financial statements, included in Part III of this annual report and Item 5. “Operating and Financial Review and Prospects.” We derived the selected financial data for each of the three years ended December 31, 2000, 2001 and 2002 from our audited consolidated financial statements, including the notes to the financial statements, which are included in this annual report beginning on page F-1, and from our accounting records. We derived the selected financial data for each of the two years ended December 31, 1998 and 1999 from our audited consolidated financial statements, which are not included in this annual report, and from our accounting records.

Our financial statements are prepared in accordance with generally accepted accounting principles in the Philippines, or Philippine GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 26 of the notes to our audited consolidated financial statements contains additional disclosures required under U.S. GAAP and provides a description of the significant differences between Philippine GAAP and U.S. GAAP as they relate to us and reconciliations of net income, stockholders’ equity and certain balance sheet items to U.S. GAAP for the periods and at the dates presented.

We acquired Isla Communication Company, Inc., or Islacom, on June 27, 2001. As a result, the financial results of Islacom have been consolidated since June 27, 2001. Prior to 2001, we did not have any consolidated subsidiaries.

	Year Ended December 31,
	1998		1999		2000		2001		2002		2002(1)
	(in millions of Pesos, U.S. dollars and number of shares, except per share)
Income Statement Data
Philippine GAAP:
Net operating revenues(2)
Service revenues
Wireless	(Peso)	2,558.6	(Peso)	5,337.1	(Peso)	12,442.5	(Peso)	23,603.7	(Peso)	33,536.6	$629.7
Wireline voice		1,086.2		1,793.8		2,053.0		2,599.5		3,104.2	58.3
Wireline data		471.9		558.5		793.5		994.0		1,084.2	20.4
Carrier		920.3		715.2		1,536.2		2,740.8		4,647.2	87.3
Net service revenues		5,037.0		8,404.6		16,825.2		29,938.0		42,372.2	795.8
Non-service revenues		415.0		1,032.2		3,252.0		5,465.4		3,442.5	64.6

Total net operating revenues(3)		5,452.0		9,436.8		20,077.2		35,403.4		45,814.7	860.3

Costs and expenses
Operating		3,213.2		5,304.5		10,943.0		18,147.5		18,062.0	339.2
Depreciation and amortization		1,648.8		1,950.3		3,343.3		6,199.1		10,992.4	206.4
Provisions(4)		281.7		477.2		1,180.0		1,445.3		1,048.8	19.7

Total costs and expenses		5,143.7		7,732.0		15,466.3		25,791.9		30,103.2	565.3

	Year Ended December 31,
	1998		1999		2000		2001		2002		2002(1)
	(in millions of Pesos, U.S. dollars and number of shares, except per share)
Income from operations	(Peso)	308.3	(Peso)	1,704.8	(Peso)	4,610.9	(Peso)	9,611.5	(Peso)	15,711.5	$295.0

Other income (expenses) — net
Interest expense		(388.2)		(831.9)		(1,926.1)		(2,819.4)		(3,799.9)	(71.4)
Interest income		57.8		104.9		138.3		405.9		458.8	8.6
Provision for restructuring cost and network integration		—		—		—		—		(201.7)	(3.8)
Loss on retirement of property & equipment		—		—		—		—		(2,196.6)	(41.2)
Others — net		45.0		3.4		(246.0)		(400.9)		(876.9)	(16.5)

Income before income tax		22.9		981.2		2,577.1		6,797.1		9,095.2	170.7
Provision for income tax		0.0		41.7		1,028.3		2,491.7		2,250.6	42.3

Net income		22.9		939.5		1,548.8		4,305.4		6,844.6	128.4
Dividends on preferred shares		—		—		—		47.1		64.0	1.2

Net income available to common shares		22.9		939.5		1,548.8		4,258.3		6,780.6	127.2
Number of common shares used to calculate earnings per common share:
As previously reported: (5)
Basic		2,446.7		3,037.9		68.3		91.9		151.9	151.9
Diluted		2,626.0		3,414.7		76.2		92.2		151.9	151.9
As restated: (5)
Basic		61.2		75.9		85.4		114.8		151.9	151.9
Diluted		65.7		85.4		93.2		115.2		151.9	151.9
Earnings per share:
As previously reported: (5)
Basic	(Peso)	0.009	(Peso)	0.309	(Peso)	22.678	(Peso)	46.352	(Peso)	44.637	$0.838
Diluted	(Peso)	0.009	(Peso)	0.275	(Peso)	20.337	(Peso)	46.187	(Peso)	44.637	$0.838
As restated: (5)
Basic	(Peso)	0.374	(Peso)	12.371	(Peso)	18.142	(Peso)	37.082	(Peso)	44.637	$0.838
Diluted	(Peso)	0.348	(Peso)	11.006	(Peso)	16.613	(Peso)	36.976	(Peso)	44.637	$0.838
Dividends on preferred shares		—		—		—	(Peso)	47.1	(Peso)	64.0	$1.20
Number of preferred shares used to calculate dividends per preferred share		—		—		—		158.5		158.5	158.5
Dividends per preferred share		—		—		—	(Peso)	0.297	(Peso)	0.404	$0.008

U.S. GAAP:
Income from operations	(Peso)	473.2	(Peso)	1,803.3	(Peso)	4,911.1	(Peso)	9,937.6	(Peso)	14,134.3	$265.4
Net income (loss)		496.3		860.8		(588.0)		3,823.5		6,725.1	126.3
Net income (loss) as reported under U.S. GAAP excluding goodwill amortization		496.3		860.8		(588.0)		4,099.4		6,725.1	126.3
Dividends on preferred shares		—		—		—		47.1		64.0	1.20
Net income (loss) available to common shares		496.3		860.8		(588.0)		3,776.4		6,661.1	125.1
Number of common shares used to calculate earnings (loss) per common share:
As restated: (5)
Basic		61.2		75.9		85.4		114.8		151.9	151.9
Diluted		65.7		85.4		93.2		115.2		151.9	151.9
Earnings (loss) per share:
As restated: (5)
Basic	(Peso)	8.45	(Peso)	11.34	(Peso)	(6.888)	(Peso)	32.885	(Peso)	43.850	$0.823
Basic excluding good will amortization	(Peso)	8.45	(Peso)	11.34	(Peso)	(6.888)	(Peso)	35.292	(Peso)	43.850	$0.823
Diluted	(Peso)	7.88	(Peso)	10.08	(Peso)	(6.888)	(Peso)	32.791	(Peso)	43.850	$0.823
Diluted excluding good will amortization	(Peso)	7.88	(Peso)	10.08	(Peso)	(6.888)	(Peso)	35.191	(Peso)	43.850	$0.823
Dividends on preferred shares		—		—		—	(Peso)	47.1	(Peso)	64.0	$1.20
Number of preferred shares used to calculate dividends per preferred share								158.5		158.5	158.5
Dividends per preferred share		—		—		—	(Peso)	0.297	(Peso)	0.404	$0.008

	Year Ended December 31,
	1998		1999		2000		2001		2002		2002(1)
	(in millions of Pesos and U.S. dollars, except percentages)
Other Financial Data and Ratios
Philippine GAAP:
EBITDA(6)	(Peso)	2,059.9	(Peso)	3,763.4	(Peso)	7,846.5	(Peso)	15,815.6	(Peso)	23,887.5	$448.6
EBITDA margin(7)		40.9%		44.8%		46.6%		52.8%		56.4%	56.4%
Reconciliation of EBITDA to Net Income:
EBITDA		2,059.9		3,763.4		7,846.5		15,815.6		23,887.5	448.6
Less depreciation and amortization expenses		1,648.8		1,950.3		3,343.3		6,199.1		10,992.4	206.4
Less interest expense		388.2		831.9		1,926.1		2,819.4		3,799.9	71.4
Less provision for income tax		—		41.7		1,028.2		2,491.7		2,250.6	42.3
Net income		22.9		939.5		1,548.9		4,305.4		6,844.6	128.5
Cash flows from (used in) operating activities		1,917.1		3,881.8		4,977.6		10,776.3		23,015.9	432.2
Cash flows from (used in) investing activities		(5,790.5)		(7,206.8)		(15,628.6)		(23,889.6)		(22,670.4)	(425.7)
Cash flows from (used in) financing activities		3,909.3		6,997.2		9,831.9		17,866.7		10,865.4	(204.0)
Ratio of earnings to fixed charges(9)		(8)		1.6		1.8		2.8		2.8	2.8
U.S. GAAP:
Ratio of earnings to fixed charges(9)		1.6		1.5		0.6		2.6		2.7	2.7

	As of December 31,
	1998		1999		2000		2001		2002		2002(1)
	(in millions of Pesos and U.S. dollars)
Balance Sheet Data
Philippine GAAP:
Cash and cash equivalents	(Peso)	145.9	(Peso)	3,818.1	(Peso)	2,998.9	(Peso)	7,752.3	(Peso)	18,963.2	$356.1
Property and equipment — net		19,252.1		25,714.7		45,179.3		89,101.3		96,269.8	1,807.7
Total assets		24,789.4		36,462.0		63,465.5		118,627.6		141,045.7	2,648.5
Total debt		5,045.5		14,453.7		28,210.5		47,113.8		58,580.9	1,100.0
Stockholders’ equity		12,596.1		13,540.2		19,593.5		44,227.7		51,098.1	959.5
U.S. GAAP:
Property and equipment — net	(Peso)	18,004.2	(Peso)	24,330.8	(Peso)	40,551.4	(Peso)	84,035.5	(Peso)	91,293.6	$1,714.3
Total assets		22,806.8		34,439.9		59,351.9		116,794.5		139,070.0	2,611.4
Stockholders’ equity		10,443.2		11,355.6		15,292.5		42,211.5		48,887.2	918.0

(1)	Our financial statements are maintained in Pesos. For convenience, the Peso financial information as of and for the year ended December 31, 2002 has been converted into U.S. dollars at the exchange rate of (Peso)53.254 = $1.00, the exchange rate quoted by the Philippine Dealing System on December 31, 2002.
(2)	Net operating revenues by segment are stated using the transfer pricing method of revenue allocation in this annual report. However, net operating revenues by segment for 1999 are stated using the access charging method of revenue allocation. For an explanation of the difference between the access charging and transfer pricing methods of revenue allocation, see Item 5. “Operating and Financial Review and Prospects — Net Operating Revenues by Line of Business.”
(3)	Net operating revenues consist of gross operating revenues reduced by domestic interconnection charges, international settlement payments to foreign carriers and promotional discounts.
(4)	Provisions consist of provisions for (i) doubtful accounts, (ii) losses on property and equipment and other probable losses and (iii) inventory losses, obsolescence and market decline.
(5)	The basic and diluted earnings per share for 1998, 1999, 2000 and 2001 have been restated to reflect the retroactive adjustment for the (a) 1 for 50 reverse stock split that became effective on August 24, 2000 and (b) declaration of stock dividends on January 29, 2002. (See notes 15 and 26 to our audited consolidated financial statements).
(6)	The term “EBITDA” is defined as earnings before interest, tax, depreciation and amortization expense and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. You should not consider EBITDA in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments.
(7)	EBITDA margin is defined as EBITDA divided by total net service revenues. Total net service revenues is equal to total net operating revenues minus non-service revenues. Non-service revenues consist principally of sales of handsets.
(8)	Earnings were inadequate to cover fixed charges in 1998 by approximately (Peso)163.0 million under Philippine GAAP.
(9)	For purposes of this calculation, earnings are defined as net income (loss) from continuing operations before income taxes and fixed charges, excluding capitalized interest, and Globe’s share of undistributed income of less than 50% owned affiliates. Fixed charges consist of interest expense (including capitalized interest, discounts and other financing costs) on all indebtedness, amortization of deferred financing costs, dividends on preferred shares and the component of operating lease expense which we believe represents an appropriate interest factor.

Selected Operating and Other Data

The following table sets forth our operating data as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, and Philippine communications industry data as of December 31, 1998, 1999, 2000, 2001 and 2002. Our operating data for the number of wireless subscribers, all wireline data and all billed minutes data for the years ended December 31, 2001 and 2002 include Islacom. Prior to 2001, all operating data is for Globe only. All Islacom data is for the full year from January 1 to December 31.

	As of and for the Year Ended December 31,
	1998		1999		2000		2001		2002
Operating Data
Wireless:
Number of wireless subscribers (at year end)		221,402		916,319		2,563,461		4,588,130		6,572,185
Postpaid		131,288		216,920		351,909		466,659		518,900
Prepaid		90,114		699,399		2,211,552		4,121,471		6,053,285
Average monthly net service revenue per Globe Handyphone subscriber(1)	(Peso)	1,919	(Peso)	1,773	(Peso)	1,693	(Peso)	1,616	(Peso)	1,648
Average monthly net service revenue per Globe Prepaid Plus subscriber(2)		—	(Peso)	359	(Peso)	411	(Peso)	444	(Peso)	476
Average monthly net service revenue per Islacom’s Touch Mobile subscriber(2)		—		—		—		—	(Peso)	293
Average Globe Handyphone monthly churn rate(3)		1.9%		1.4%		1.3%		1.8%		2.4%
Average Globe Prepaid Plus monthly churn rate(3)		—		1.4%		1.1%		2.1%		2.3%
Average Touch Mobile monthly churn rate(3)		—		—		—		—		2.7%
Number of cell sites (at year end)		318		653		1,168		1,782		2,190
Wireline:
Installed lines (at year end)(4)		777,157		777,157		777,157		1,483,054		1,511,772
Lines in service (at year end)(5)		140,095		140,130		157,582		227,999		223,249
Average monthly net service revenue per subscriber(6)
Luzon and Mindanao (Globe)	(Peso)	1,379	(Peso)	1,431	(Peso)	1,726	(Peso)	1,808	(Peso)	1,963
Visayas (Islacom)		—		—		—	(Peso)	859	(Peso)	878
Average monthly churn rate(7)		1.1%		2.7%		1.6%		3.7%		2.5%
Total Billed Minutes (in millions):
Domestic long distance		218		323		524		525		534
International long distance		205		325		485		926		1,486

	As of December 31,
	1998	1999	2000	2001	2002
Philippine Communications Industry Data
Wireless:
Population (in millions)(8)	75.2	76.8	78.4	80.2	84.5
Number of wireless subscribers (in millions)(9)	1.7	2.7	6.5	11.1	15.2
Penetration(10)	2.3%	3.5%	8.1%	13.8%	18.0%
Wireline:
Number of installed lines (in millions)(9)	6.6	6.9	6.9	6.9	6.9
Lines in service (in millions)(11)	2.5	2.9	3.0	3.2	3.5
Teledensity(12)	3.3%	3.8%	3.8%	4.0%	4.1%

(1)	Net average monthly revenue per unit (ARPU) for postpaid subscribers is computed by dividing recurring wireless postpaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers but including internal payouts) by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period. Internal payouts refer to the net revenue share of the carrier services group in the traffic generated by postpaid subscribers. Net operating revenues used in the calculation of ARPU are fully-loaded to reflect internal payouts generated by postpaid subscribers. However, in reporting by segment, net operating revenues used are not fully-loaded.

(2)	Net average monthly revenue per unit (ARPU) for prepaid subscribers is computed by dividing recurring wireless prepaid net operating service revenues for the period (net of discounts and interconnection charges but including internal payouts) by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period. Internal payouts refer to the net revenue share of the carrier services group in the traffic generated by prepaid subscribers. Net operating revenues used in the calculation of ARPU are fully-loaded to reflect internal payouts generated by prepaid subscribers. However, in reporting by segment, net operating revenues used are not fully loaded.
(3)	The average monthly churn rate is defined as total disconnections net of reconnections of postpaid or prepaid subscribers during the period divided by the average number of postpaid or prepaid subscribers, divided by the number of months in the period.
(4)	Number of installed lines refers to the number of lines counted from the junction/terminal box with corresponding switch capacity and available for commercial operation (as defined by the National Telecommunications Commission). The National Telecommunications Commission uses the number of installed lines to measure compliance with the installation requirements contained in wireline providers’ licenses.
(5)	Lines in service refer to the number of working lines of existing subscribers and are frequently referred to in this annual report as wireline voice subscribers.
(6)	The average monthly wireline net revenue per wireline subscriber (ARPU) is computed by dividing recurring wireline voice and data net operating service revenues for the period (net of discounts and interconnection charges to external carriers but including internal payouts) by the average number of wireline voice subscribers and then dividing the quotient by the number of months in the period. Internal payouts refer to the net revenue share of the carrier services group in the traffic generated by wireline subscribers. Net operating revenues used in the calculation of ARPU are fully-loaded to reflect internal payouts generated by wireline subscribers. However, in reporting by segment, net operating revenues used are not fully-loaded.
(7)	The average monthly churn rate is defined as disconnections net of reconnections of wireline subscribers during the period divided by the average number of wireline subscribers, divided by the number of months in the period.
(8)	Source: Economist Intelligence Unit.
(9)	Source: The National Telecommunications Commission for 1997-2000 data. Data for 2001 and 2002 are based on our estimates and based on a review of third party sources and publicly available information.
(10)	Penetration is calculated as the total number of all analog and digital wireless subscribers in the Philippines divided by the total population. The total number of all analog and digital wireless subscribers in the country is based on data published by The National Telecommunications Commission. The population data is based on data included in the International Telecommunications Union, (Yearbook of Statistics: Chronological Time Series (2001)) and data for 2002 population from Economist Intelligence Unit. Data for 2001 and 2002 are based on our estimates and based on a review of third party sources and publicly available information.
(11)	Source: International Telecommunications Union, (Yearbook of Statistics: Chronological Time Series (2001)). Data for 2002 is based on a copy of the Asia Pacific Telecom Review — Deutsche Bank — March 6, 2002 issue.
(12)	Teledensity is determined by dividing fixed lines in service by total population.

Currency Presentation and Exchange Rates

We use two different currencies in this annual report:

•	United States Dollars, which are referred to as “U.S. dollars” and “$” and

•	Philippine Pesos, which are referred to as “Pesos” and “(Peso).”

The exchange rate between the Peso and the U.S. dollar is not administratively fixed by the Philippine government. Since August 1, 1992, a market average rate has been determined daily in inter-bank trading using the Philippine Dealing System, known as the “Philippine Dealing System Reference Rate.” The Philippine Dealing System is a specialized off-floor direct dealing service for the trading of Pesos and U.S. dollars by member banks of the Bankers Association of the Philippines and Bangko Sentral ng Pilipinas. All members of the Bankers Association of the Philippines are required to make their Peso-U.S. dollar trades through this system.

The exchange rate between the Peso and the U.S. dollar, as quoted by the Philippine Dealing System, on December 31, 2002 was (Peso)53.254 = $1.00. Unless we specify otherwise, we state all Peso-U.S. dollar conversions at the exchange rate on December 31, 2002. You should not assume that such Peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

The following table sets forth the exchange rate between the Peso and the U.S. dollar, expressed in Pesos per U.S. dollar, as quoted by (i) Bangko Sentral Reference Exchange Rate Bulletin published by the Treasury Department of Bangko Sentral ng Pilipinas, the central bank of the Philippines for the periods 1998, 1999, 2000 and 2001 and (ii) the Philippine Dealing System for the periods 2002 and 2003:

Period	At Period End	Average(1)	High(2)	Low(3)
	(in Pesos per $1.00)
1998*	39.059	40.823	43.874	37.081
1999*	40.313	38.643	41.112	37.566
2000*	49.986	44.779	51.680	40.556
2001*	51.404	51.058	53.526	49.221
2002**	53.254	51.688	53.575	50.034
September	52.410	52.157	52.461	51.709
October	53.222	52.944	53.342	52.419
November	53.575	53.326	53.841	52.830
December	53.254	53.501	53.732	53.096
2003 (Based on daily exchange rates)**
January	53.837	53.593	53.837	53.402
February	54.492	54.109	54.492	53.899
March (as of March 10)	54.847	54.545	54.847	53.536

(1)	Average of month-end exchange rates.
(2)	Highest month-end exchange rate for the year.
(3)	Lowest month-end exchange rate for the year.
*	Source: Bangko Sentral Reference Exchange Rate Bulletin, Treasury Department, Bangko Sentral ng Pilipinas.
**	Source: Philippine Dealing System Reference Rate.

As at March 10, 2003, the closing exchange rate between the Peso and the U.S. dollar, as quoted by the Philippine Dealing System, was (Peso)54.847 = $1.00. Any discrepancies in the tables included in this annual report between the amounts listed and the totals of such amounts are due to rounding.

Risk Factors

Our wireless business may not continue to grow at the same rate as in the past.

We derive most of our revenues from wireless communications services. As a result, we depend on the continued development and growth of the wireless communications industry in the Philippines. Although we have experienced rapid subscriber growth in a relatively short period of time, continued growth of the wireless communications market depends on many factors beyond our control, including the continued introduction of new and enhanced wireless devices, consumer preferences and continued economic development and growth in the Philippines. Any economic, technological or other developments resulting in a slowdown in growth or a reduction in demand for wireless services may harm our business, revenues and net income.

The affordable Philippine wireless communications market is relatively small in comparison with other developed countries and regions. At December 31, 2002, approximately 18% of the Philippine population had mobile telephones. We currently estimate that the wireless penetration rate in the Philippines will reach approximately 25% by 2005 based on current income levels. Given our estimates of the future wireless penetration rate and the affordable market, it is unlikely that our wireless subscriber levels will continue to grow at the same rate as in the past. In addition, as the number of wireless subscribers increases, the average monthly revenues per subscriber may decline because of, among other reasons, reductions in rates and wider penetration into lower usage subscriber segments.

We have a substantial amount of existing debt and expect our debt levels to increase in the future, which could restrict our financing and operating flexibility and have other adverse consequences.

At December 31, 2002, we had total debt of (Peso)58.6 billion ($1.1 billion) and a ratio of debt to equity of 1.15x.

Our current level of indebtedness and the requirements and limitations imposed by our debt covenants could have important adverse consequences, including:

•	reducing our ability to satisfy our obligations with respect to our 9.75% senior notes due 2012, referred to in this annual report as our 2002 senior notes, our 13% senior notes due 2009, referred to in this annual report as our 1999 senior notes, or our other debt obligations;

•	requiring us to divert a substantial portion of our cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limiting our ability to refinance our debt obligations or incur new debt needed to finance our working capital, capital expenditures or other requirements;

•	limiting our flexibility in reacting to and planning for changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage compared to our competitors;

•	limiting our ability to make investments; and

•	limiting our ability to merge, consolidate or dispose of assets.

If our growth in revenues slows down or declines for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, if at all.

Although we do not expect to close additional credit facilities in 2003, we may have to borrow funds in the future.

As our debt level increases, our financial leverage will also increase. Some of our loan agreements require us to comply with certain specified financial ratios and tests, which may be more difficult as we incur more debt. If we do not comply with these covenants and restrictions, we could default under these facilities and the debt could then be declared immediately due and payable. See Item 10. “Additional Information — Summary of Material Contracts.”

We may not be able to obtain sufficient financing for our capital expenditures.

We may need to incur additional financing to fund our planned capital expenditures. We cannot assure you that we will have access to sufficient additional financing on terms acceptable to us, if at all. From time to time, the availability of capital to companies in emerging markets has been curtailed. We anticipate that we will incur approximately $367 million in capital expenditures through 2003. In addition, we may need to increase our capital expenditures as a result of future changes in technology in the telecommunications industry. The actual amounts of our capital expenditures during these periods may change depending on actual rates of our subscriber growth. Consequently, we may need to arrange additional financing beyond that required by our current capital expenditure forecasts.

Failure to obtain or delays in obtaining sufficient financing could require us to modify, delay or abandon our network expansion, which in turn could materially affect our business, financial condition and results of operations.

The Philippine telecommunications industry is highly competitive. Competition may lead to a reduction in our revenues and an increase in our capital expenditure requirements.

The wireless communications industry in the Philippines has been particularly competitive, as our competitors have sought to increase their market share by attracting new subscribers. Currently, our principal wireless competitor is Smart Communications, Inc., or Smart, a wholly-owned subsidiary of Philippine Long Distance Telephone Company, or PLDT. The National Telecommunications Commission, or NTC, has awarded licenses to Bayan Telecommunications Philippines, Inc., or BayanTel, and Digital Communications Philippines Inc., or Digitel, to operate wireless communications services, which may create additional competition in the industry. Express Telecommunications Co., or Extelcom, was granted a license to provide wireless services in 1991 and has been granted additional spectrum. Additionally, Infocom Communications Network, Inc., or NEXTEL, although licensed for wireless trunked radio services, has also begun to offer call service connectivity to wireless and wireline users. In February 2003, Digitel announced the commercial launch of its wireless service under the brand name Sun Cellular. In the future, the Philippine government may allocate further frequencies and award additional wireless telecommunications licenses, which would further increase competition. Wireless rates in the Philippines have declined in recent years due to competition and other factors.

The factors discussed above and other factors could reduce our share of the Philippine communications market and adversely affect our profitability, operating cash flow, operating results and financial condition. We cannot assure you that the number of providers of wireless communications services will not increase or that competition for wireless communication customers will not lead to the need for us to increase our marketing expenditures, or to reduce our rates, leading to a reduction in our profitability.

Rapid changes in telecommunications technology may adversely affect the economics of our existing business and value of our assets and create new competition.

We cannot assure you that improvements in communications technology and the introduction of new technologies, including internet telephony, PMTS networks, cable and other video technologies as well as other electronic data transmission systems will not result in competition from providers of new services. In order to maintain and build our market share in the wireless business, we may need to make substantial capital expenditures to upgrade our facilities to accommodate such technological changes. Our future success will depend on our ability to anticipate or adapt to such changes and to offer services that meet customer demands.

We cannot assure you that we will be able to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate manner. The development and introduction of new technologies by us or our competitors may cause significant portions of our existing assets to become obsolete and suffer an impairment in value earlier than their anticipated useful lives and require us to accelerate their depreciation. In 2002, we revised the estimated useful lives of certain equipment from an average of 3-20 years to 3-10 years as our management concluded that there has been a significant change in the expected pattern of economic benefits for these equipment.

Our business and profitability depend on the reliability and performance of our network infrastructure.

We must operate our network so as to minimize any disruption that may occur to our services. The operation and growth of our network and the implementation of new technologies and services involve operating risks that may disrupt our services and cause losses. Disruptions in the network and the availability of our services could lead to a loss of customers, damage to our reputation and violations of the terms of our licenses and contracts with customers. These failures could also lead to significant negative publicity, regulatory problems and litigation.

We have experienced network interruptions at times in the past, most recently in July 2000. In order to minimize consumer dissatisfaction as a result of this disruption, we implemented a (Peso)300.0 million rebate plan. The rebate plan, together with revenues lost during the system disruption, adversely affected our revenues and profit margins during the second half of 2000. Other risks which may also cause interruptions in service or reduced capacity for customers include physical damage, power loss, capacity limitations, software defects and breaches of security by computer viruses, break-ins or otherwise. We cannot assure you such disruptions in our services will not occur or recur.

We are controlled by three major shareholders. These shareholders have had and are expected to continue to have a significant influence on our success and may engage in activities that conflict with our interests.

Our major shareholders are Ayala Corporation, or Ayala, Singapore Telecom International Pte. Ltd., or STI, a wholly-owned subsidiary of Singapore Telecommunications Limited, or SingTel, DeTeAsia Holdings GmbH, or DeTeAsia, a wholly-owned subsidiary of Deutsche Telekom, and Asiacom Philippines, Inc., or Asiacom. Ayala, STI and DeTeAsia own 60%, 20% and 20% of the outstanding shares of Asiacom, respectively.

As of December 31, 2002, Ayala, STI, DeTeAsia and Asiacom owned approximately 13.25%, 14.22%, 12.06% and 51.06%, respectively, of our outstanding capital stock. Ayala, STI and DeTeAsia play an important role in our company. In particular:

•	they control our board of directors;

•	they influence our business strategy; and

•	they have provided, and continue to provide, financial support, including funding our development with equity contributions, as well as technical support and assistance.

In addition, Ayala, SingTel, Deutsche Telekom and Asiacom have entered into a shareholders agreement relating to Globe. As a result of this agreement and their respective shareholdings, Ayala, SingTel and Deutsche Telekom each have contractual veto rights over a number of major decisions and transactions that we could make or enter into, including but not limited to:

•	approval or amendment of our business plan;

•	incurring any expenditure in excess of $10 million other than those specifically approved in our business plan;

•	issuance or creation of any share capital;

•	declaration of any dividend; and

•	borrowing of any money in excess of $10 million.

Ayala, SingTel and Deutsche Telekom are not obligated to exercise their rights in our best interests and may engage in activities that conflict with such interests. Furthermore, they have no obligation to provide us with any additional equity investment or financial support. See Item 7. “Major Shareholders and Related Party Transactions — Relationship with Ayala, SingTel and Deutsche Telekom.”

Limits on foreign ownership of our capital stock may restrict our access to sources of equity capital.

Limitations on foreign ownership of our capital stock may restrict our access to sources of equity capital. The Constitution of the Philippines requires that Philippine persons (or corporations or associations which are at least 60% owned by Philippine persons) own at least 60% of the issued and outstanding capital stock of any operator of a public utility, including a telecommunications service provider such as us. Compliance with the Philippine ownership requirement is determined by the number of shares outstanding, without regard to share classes. As of December 31, 2002, approximately 26.28% of our issued and outstanding capital stock was owned by non-Philippine shareholders, which include STI and DeTeAsia.

The occurrence of natural catastrophes may materially disrupt our operations.

The Philippines has experienced a number of major natural catastrophes over the years including typhoons, volcanic eruptions and earthquakes. Such natural catastrophes may materially disrupt and adversely affect our network and business operations. We cannot assure you that our future operations will not be disrupted by any such calamities or that the insurance coverage we maintain for these risks will adequately compensate us for all damage and economic losses resulting from natural catastrophes.

If the new billing requirements issued by the NTC are implemented in their current form, we could suffer significant adverse financial effects.

The NTC issued a circular in 2000 which among other things would require operators to extend the validity of the standard prepaid cards for wireless services from two months to two years and change the wireless billing policy from a per-minute to a per-pulse basis. Both proposed measures are being challenged by several Philippine mobile communications service providers, including us, in legal proceedings instituted in the Philippines. In the event we do not succeed in challenging the validity of the circular, the implementation of the new billing requirements, in their current form, could significantly increase our operating expenses and capital expenditures, lower our revenue per subscriber and have a significant adverse effect on our profitability. Moreover, the wireless industry has taken the position before the courts that these measures, if enforced in their current form, could impair the viability of the entire Philippine telecommunications industry. We cannot assure you that we will be able to take steps to offset the financial impact of these regulations, if and when they are implemented. For a more detailed discussion of this issue, see Item 4. “Information on the Company — Regulation” and Item 8. “Financial Information — Legal Proceedings.”

Political instability in the Philippines may slow down reforms and economic recovery, which in turn may adversely affect the growth of the wireless communications industry in the Philippines.

Our business is affected by the political situation and the state of the economy of the Philippines. Political instability has slowed down reforms in the country and undermined the confidence of international investors, which in turn contributed to reduced foreign investment since 2000. Political instability may also affect the regulatory environment of the communications industry. We cannot assure you that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies conducive to economic growth.

Furthermore, a number of ideologically oriented armed groups have been active in the Philippines. These groups have periodically engaged in armed conflict with the military, conducted bombings and committed political assassinations and other acts of violence. In addition, the extremist Abu Sayyaf group has been responsible for a spate of kidnapping and terrorist activities in Mindanao, a province in the Southern Philippines, and is the subject of ongoing military operations.

In November 2001, one of our cell sites was set on fire, briefly disrupting our wireless operations in a portion of the central Luzon region. In January 2003, unknown persons set fire to a number of cell sites causing disruptions in four of these sites. Given the wide coverage of our networks, we are particularly vulnerable to such attacks. If such disturbances increase in number and scale, this could seriously disrupt our operations and affect the quality of our networks, which in turn would have material adverse effect on our financial conditions and results of operations.

Future economic downturns could affect the future growth of our business.

The Philippines has experienced economic downturns in the recent past. During the Asian economic crisis in the late 1990s, the Philippines experienced negative GDP growth, a sharp depreciation in the value of the Peso relative to the U.S. dollar and other foreign currencies, increased inflation and unemployment, increased borrowing costs, a decline in share prices on the Philippine Stock Exchange, or the PSE, and rising government budget deficits.

Since the second half of 2000, political developments relating to the allegations of corruption in the Estrada administration as well as economic events (for example, the growing government fiscal deficit, which rose to a record level for a fifth straight year in 2002) and a global increase in oil prices, have resulted in increased concerns about political and economic stability in the Philippines. This, in turn, has contributed to the depreciation of the Peso against the U.S. dollar. Additionally, war in the Middle East and its consequential economic impact on the Philippines could affect the future growth of our business. We cannot assure you that these factors will not affect our results of operations in a materially adverse manner.

A slow economic recovery or sluggish consumer demand could impair our ability to attract new subscribers and sustain network usage, and we may have difficulty obtaining capital to finance our development.

The decline in the value of the Peso against the U.S. dollar increases many of our costs.

Most of our revenues are denominated in Pesos while most of our capital expenditure obligations are denominated in U.S. dollars. In addition, approximately 88% of our debt at December 31, 2002 was denominated in U.S. dollars, some of which are not hedged. We have foreign exchange exposure primarily associated with fluctuations in the value of the Peso against the U.S. dollar. The Peso experienced significant depreciation against the U.S. dollar since the announcement in 1997 by Bangko Sentral ng Pilipinas that it would not intervene to maintain the value of the Peso at any particular level. A decline in the Peso against the U.S. dollar increases the amount of our debt obligations, capital expenditures and operating and interest expenses in Peso terms.

The Peso depreciated by 3% against the U.S. dollar in 2002. As a result, we incurred net foreign exchange losses of (Peso)960.5 million ($18.0 million) in 2002. At December 31, 2002, we had capitalized foreign exchange losses of (Peso)6,502.3 million ($122.1 million), gross of accumulated depreciation of (Peso)1,526.1 million, which will have the effect of increasing future depreciation expenses under Philippine GAAP.

If the Peso continues to decline against the U.S. dollar, we may be unable to generate enough funds to offset the resulting increase in our debt and capital expenditure obligations. See Item 5. “Operating and Financial Review and Prospects — Foreign Exchange Exposure.”

Our business is significantly affected by the development of regulation and the discretion of regulators.

Philippine Regulation

The Philippine government regulates and supervises our provision of communications services. The government’s communications policies have been evolving since 1993 when former President Ramos started to liberalize the Philippine communications industry. Changes in regulations or government policies or differing interpretations of such regulations or policies have affected, and will continue to affect, our business, financial condition and results of operations.

Our Licenses

The NTC grants licenses for varied terms. It may grant a long-term license, called a certificate of public convenience and necessity, or CPCN. Before a CPCN is issued, the NTC may permit an operator to provide services pursuant to a short-term permit, called a provisional authority, or PA. PAs are typically granted for periods of one to three years. Globe has a CPCN for its international long distance service. On July 23, 2002, the NTC issued CPCNs to Globe and Islacom for their wireless and wireline services. The CPCNs allow Globe and Islacom to operate their respective services for a term that will be predicated upon and co-terminus with their congressional franchise under Republic Act 7229 and replace the PAs previously granted to Globe and Islacom for their wireless and wireline services. Globe was recently granted a CPCN for its inter-exchange services. Islacom’s PA for its inter-exchange service has been renewed. If Islacom in the future fails to obtain extensions of its PA for inter-exchange services or it is revoked, Islacom’s business, financial condition and results of operations could be adversely affected. For a discussion of licenses and other regulations that apply to us, see Item 4. “Information on the Company — Regulation.”

We cannot assure you that the NTC will not revoke our licenses. In addition, the NTC could adopt changes to the regulations governing our interconnection with other telecommunications companies or the rates and the terms upon which we provide services to our customers that could have a material and adverse effect on our results of operations.

Our Service Rates

From time to time we apply to, and in general must obtain approval from, the NTC to increase rates or decrease our rates outside authorized ranges. If we fail to obtain authority from the NTC to increase or decrease our rates in response to market pressures we could suffer decreased revenues and may experience difficulties in meeting our debt service and other financial obligations. Our ability to implement increases or decreases in rates is also subject to competitive, political and social pressures.

Foreign Exchange Controls

The government last placed restrictions on the ability of Philippine companies to pay foreign currency denominated obligations in currencies other than Pesos in 1964. This restriction was lifted in 1996. Although there are currently limited foreign exchange controls under Philippine law, we cannot assure you that the government will maintain its current foreign exchange policy. It could impose foreign exchange restrictions again that prohibit or restrict us from paying amounts in foreign currencies in respect of our debt and paying for equipment purchases in foreign currencies.

Order of the International Bureau of the U.S. Federal Communications Commission

We are currently in a dispute with AT&T over increased termination rates. We and other Philippine telecommunications carriers have recently increased the international settlement rates that are paid to us by foreign telecommunications carriers for termination of international calls in the Philippines. In response, two U.S. telecommunications carriers, WorldCom Inc., or WorldCom, and AT&T Corp., or AT&T, filed a complaint with the U.S. Federal Communications Commission, or FCC, claiming that we and other Philippine carriers have engaged in anti-competitive practices to force U.S. carriers to agree to the increased international settlement rates. In particular, they have alleged the blocking of calls from U.S. carriers that refused to pay the new rates. We, together with the other Philippine carriers, have denied the complaint filed by these U.S. carriers with the FCC.

On March 10, 2003, the International Bureau of the FCC ordered all U.S. facilities-based carriers to withhold payments of settlements to us and five other Philippine carriers until such time as the FCC issues a public notice stating otherwise. On March 11, 2003, the NTC issued an order directing all Philippine carriers not to accept traffic on direct circuits with U.S. facilities-based carriers who do not pay for services rendered and to take all necessary steps to collect payments for services rendered. On March 19, 2003, Globe reiterated previous demands for payment from AT&T of overdue receivables. AT&T failed to pay and as a result, Globe suspended accepting traffic from AT&T effective as of the close of business hours on March 25, 2003. We cannot assure you that we will resolve this matter amicably with AT&T or when the FCC’s ban on payments due to us will be lifted. See Item 8. “Financial Information — Legal Proceedings.”

Philippine and U.S. corporate disclosure and accounting standards differ.

Philippine public companies generally do not disclose as much information as public companies do in the United States and certain other countries. In addition, our financial statements are prepared in accordance with Philippine GAAP, which differs in certain material respects from U.S. GAAP. See note 26 of the notes to our audited consolidated financial statements included in this annual report for a description of the significant differences between Philippine GAAP and U.S. GAAP as they relate to us, and a reconciliation of our net income, stockholders’ equity and certain balance sheet items to U.S. GAAP for the periods and at the dates presented.

ITEM 4.     INFORMATION ON THE COMPANY

Organization and History

Globe Telecom, Inc. is a stock corporation organized under the laws of the Philippines. In 1928, the Philippine Congress passed Act No. 3495 granting the Robert Dollar Company, a corporation organized and existing under the laws of the State of California, a franchise to operate wireless long distance message services in the Philippines.

The Robert Dollar Company subsequently incorporated in the Philippines as Globe Wireless Limited and in 1934, the Philippine Congress passed Act No. 4150 transferring the franchise and privileges of the Robert Dollar Company to Globe Wireless Limited.

Globe Wireless Limited was subsequently renamed Globe Mackay Cable and Radio Corporation. The Philippine Congress, through Republic Act 4630 enacted in 1965, further expanded its franchise to allow it to operate international communication systems. Shortly before the expiration of this franchise, the Batasan Pambansa in 1980 enacted Batas Pambansa 95 granting Globe Mackay Cable and Radio Corporation a new franchise.

In 1991, Globe Mackay was merged with the Clavecilla Radio Corporation. Globe Mackay as the surviving company was renamed GMCR, Inc. and on March 19, 1992, the Philippine Congress passed Republic Act 7229 approving the merger and the transfer of the franchise of Clavecilla Radio Corporation to the surviving company to be renamed GMCR, Inc.

On August 20, 1998, the Philippine Securities and Exchange Commission, or the Philippine SEC, approved the change of name to Globe Telecom, Inc.

Globe’s principal executive offices are located at Globe Telecom Plaza I, Pioneer Corner Madison Streets, Mandaluyong City, Metro Manila, Philippines. Our telephone number at this address is 63-2-730-2000.

Business Development

On June 27, 2001, Islacom became a wholly-owned consolidated subsidiary of Globe. The combination involved the issuance of Globe’s common and preferred shares “A” to Islacom’s shareholders in exchange for 100% of the issued and outstanding stock of Islacom. See Item 7. “Major Shareholders and Related Party Transactions — Combination with Islacom.” The transaction was accounted for under the purchase method of accounting.

On September 26, 2002, Globe announced the operational integration of Globe’s and Islacom’s wireless networks. The integration is expected to expand the coverage and service offerings for Islacom subscribers, realize savings in capital and operating expenses from combined operations and increase operational efficiency for Globe and Islacom. Key elements of the operational integration involved the migration of existing Islacom subscribers to the Touch Mobile brand; joint use of Islacom’s 10 MHz frequency resources; integration of Islacom’s network into Globe’s network and the shutdown of certain elements of Islacom’s network which cannot be redeployed in Globe’s network. Certain elements of Islacom’s network have been shut down to avoid unnecessary duplication and significant upgrade cost. For a further discussion of the results of the integration, see Item 5. “Operating and Financial Review and Prospects — Results of Operations.”

Capital Expenditures

Over the last three years, we have incurred cash capital expenditures of (Peso)14,134.9 million in 2000, (Peso)26,092.4 million in 2001 and (Peso)17,918.2 million ($336.5 million) in 2002. Additionally, we incurred liabilities related to the acquisition of property and equipment amounting to (Peso)5,072.3 million, (Peso)3,713.4 million and (Peso)2,559.5 million ($48.1 million) in 2000, 2001 and 2002, respectively. See note 24 of the notes to our audited consolidated financial statements. Therefore, our total capital expenditures were (Peso)19,207.2 million, (Peso)28,805.8 million and (Peso)20,477.7 million

($384.5 million) in 2000, 2001 and 2002, respectively. These expenditures were incurred primarily to expand and improve our wireless network and related working capital needs. In 2002, capital expenditures allocated for our wireless business represented approximately 69% of our total capital expenditures.

We have generally funded our capital expenditures with short and long-term vendor financing and bank financing, the proceeds of our 1999 and 2002 senior notes offerings, equity funding, corporate funded notes and operating cash flow.

We plan to continue our aggressive expansion pace with significant investments in our wireless network and in telecommunications equipment. We anticipate that we will incur approximately $367 million of capital expenditures in 2003. We intend to finance these requirements through a combination of any of the following: internally generated cash flow, additional vendor or bank financing or debt financing.

Business Overview

Wireless Business

We offer wireless communications services throughout the Philippines, primarily under the brand name of Globe Handyphone. In September 2001, we launched Touch Mobile, which offers communications services to prepaid subscribers. Services offered under the two brand names use a fully digital network based on GSM technology. We offer a single integrated communications system allowing subscribers to make and receive local, domestic long distance and international long distance calls from their cellular phones and to access a variety of data services and value-added services. While Globe Handyphone is targeted at the mid to high end market segment by offering value-added services, Touch Mobile is targeted at value-conscious subscribers by emphasizing best value for quality basic services. We believe that through our dual-brand strategy we are able to address the needs of specific market segments and maximize our market share.

Wireless — Services and Products

Voice

Basic Services and International Roaming.    Our basic wireless service includes network access throughout the Philippines. In addition to nationwide coverage, our postpaid subscribers can make and receive calls while away from the Philippines using the wireless networks of foreign operators with whom we have roaming arrangements. Subscribers of these foreign providers are able to place and receive calls while in the Philippines using our wireless network. As of December 31, 2002, we had entered into more than 240 roaming agreements in over 110 destinations worldwide. We believe we have the widest coverage in terms of international roaming among Philippine communications service providers.

Domestic Long Distance and International Long Distance.    We offer competitively priced international and domestic long distance rates and plans which provide value to our subscribers and spur increased network activity. See “Carrier Services” in the following text for further details.

Data

We offer wireless data services on our SMS platform that consists of basic SMS messaging, premium SMS messaging and m-advertising services. Data services accounted for approximately 38% of wireless net service revenues in 2002, consisting mostly of revenue from SMS messaging.

Basic SMS Messaging.    We pioneered the basic SMS messaging service in the Philippines in 1994. The usage of SMS messaging in the Philippines, which is a convenient and cost-efficient alternative to voice and e-mail based communications, is significantly higher than in most other countries. Currently, about 48 million messages per day are processed by our networks, which represents the equivalent of approximately nine SMS messages per subscriber per day.

Premium SMS Services.    We offer premium SMS messaging, which allows subscribers to download icons and ring tones, participate in interactive TV, mobile chat and games. We organize our premium SMS service offerings through a branded portal, myGlobe, in which we classify information and service offerings in user-friendly, easy-to-understand content categories. We intend to use this portal to expand content and offer the services through many different mediums, including SMS, WAP, GPRS, web and voice. We also provide voice-centric value-added services under our brand name Touch Mobile, which allows subscribers to send sound icon or personalized voice message to another mobile subscriber. On July 7, 2002, we announced to the public the launching of our Multimedia Messaging Service, or MMS. MMS allows a wireless subscriber to send and receive messages containing a combination of text, images and sound. In addition to regular text capabilities, MMS allows the subscriber to send and receive animations, speeches and audio which have been downloaded to the phone via WAP sites and transferred to the phone via an accessory, such as a digital camera. Initially, Globe provided MMS through “Traffic Cam”, which allows subscribers to view real time pictures of actual road traffic and “Animated Messages”, wherein Disney pictures and melodies can be exchanged between subscribers. On October 5, 2002, Globe launched its XTM service, which allows subscribers to send extra long text messages and attach icons. Additionally, subscribers can establish an e-mail address even without a computer, and send messages not only to another mobile phone but to an email address as well.

m-advertising.    We have provided m-advertising for a number of well recognized consumer businesses, including McDonald’s, Coca-Cola and Nestle. Under our m-advertising program, subscribers receive promotional messages from participating businesses and are able to collect the promotional goods free of charge from these businesses.

Wireless — Pricing and Promotions

We offer services under Globe Handyphone to both postpaid and prepaid subscribers, while services under Touch Mobile are available only to prepaid subscribers.

Postpaid Plans.    On April 2002, Globe launched a new postpaid tariff structure to better target pricing and promotions by subscriber segment. Included in the new structure are G-Text for entry plans, G-Mix for average plans, G-Talk for middle plans, G-Talk Plus for executive plans and G-Max and Platinum for the top plans. The old plans (Personal, Advantage, Business, Executive and CEO Plans) have been retained for old subscribers.

Postpaid subscribers who subscribe to the new plans are required to enter into contracts with a minimum term of two years. The primary pricing components of these plans are generally (a) a one-time registration fee, (b) monthly service fees including currency exchange rate adjustments and (c) per minute airtime fees (in excess of certain free minutes depending on the plan) which vary based on subscription plan, type of call made, the time of day the call is placed and the network on which the call terminates. Some of our data services and special features are free while others are available for additional usage based fees.

Prepaid Plans.    We offer prepaid wireless service to our subscribers throughout the Philippines under the brand name Globe Prepaid Plus, and since September 2001, also under the brand name Touch Mobile. Customers who choose our prepaid service can purchase either the Globe Handyphone or Touch Mobile SIM pack (a SIM card, which is required to open a prepaid account, with a stored value of (Peso)100 to (Peso)300) for approximately (Peso)270 or (Peso)170, respectively, or the Globe Handyphone prepaid handset kit (a handset and Globe SIM pack) that currently ranges from (Peso)4,000 to (Peso)10,000 depending on the handset model chosen. Prepaid subscribers generally must pay the full, undiscounted price for the handset. Subscribers then purchase prepaid cards in denominations of (Peso)1,000, (Peso)500 or (Peso)300 and reload them into their prepaid account as needed. The (Peso)300 card was introduced in the market in January 2002 while the (Peso)250 prepaid card was discontinued effective May 2002, although this denomination is still available through electronic channels. Touch Mobile call cards are sold in denominations of (Peso)300 and (Peso)500.

A prepaid subscriber becomes active when the subscriber purchases a SIM card and turns it on for the first time. When a prepaid subscriber loads airtime value into our system, the subscriber has two months to use the value before the card’s value expires. When the airtime value is used completely or the card’s value expires, whichever comes first and the subscriber does not reload, the subscriber retains the use of wireless number to receive incoming calls for another four months. However, if the subscriber still does not reload value within that time, the subscriber loses his or her wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn. Our prepaid subscribers can reload airtime value, which can be purchased from our centers and dealers, or purchased electronically from designated merchants and automated teller machines. Our intelligent network platform decreases the value of each prepaid subscriber’s account as the airtime is used. Prepaid subscribers have full access to all wireless data services provided on our wireless data network. Some of our wireless data services and special services are free while others are available for additional usage based fees. Globe Prepaid Plus subscribers are charged per minute of air time for local calls, which varies depending on the time of day the call is placed. Touch Mobile offers one flat rate for local calls any time, any day.

SMS Plans.    In an effort to attract more subscribers, we initially offered basic SMS messaging services free of charge to our subscribers when we launched this service in 1994. We began to reduce the number of free text messages allocated to each of our subscribers in 2001. Currently, we allocate 50 free messages per month per subscriber for Globe’s prepaid subscribers and between 135 and 650 free messages per month per subscriber for postpaid subscribers. We charge between (Peso)0.50 to (Peso)1.00 per message for messages in excess of the free monthly allocations. We do not provide free monthly allocations for premium SMS services and charge between (Peso)2.00 to (Peso)70.00 per message or per transaction, depending on the type of service.

Promotions.    We utilize a variety of promotional campaigns that are designed to gain additional subscribers, increase subscriptions for wireless data services, increase airtime usage and encourage prompt subscriber payments. Our promotional campaigns provide different benefits depending on the type of subscriber targeted (i.e., a competitor’s subscriber, our existing subscriber or a new subscriber) and the plan chosen by the subscriber. We also offer promotions to reward subscribers for their loyalty, to encourage them to upgrade their existing subscription plans and to migrate our subscribers to plans more suited to their needs.

As part of our promotional campaigns, we offer free or discounted handsets to postpaid subscribers and occasionally offer discounts to our prepaid subscribers. We offer subscribers of our competitors the opportunity to switch to our services by purchasing handsets at a discount. The amount of such discount depends on the type of subscription plan and handset model chosen by the subscriber. We run joint promotional campaigns with other companies whereby customers of these other companies can purchase discounted handsets from us if they subscribe to our service (for example, customers who open a bank account at a participating bank can purchase a discounted handset when they subscribe to our wireless service).

We charge a termination fee if a postpaid subscriber terminates the subscription before completing the minimum term. The termination fee is added to the postpaid subscriber’s final bill and is intended to partially recover the discount on the handset. The termination fee is (Peso)10,000 or the price of the handset, whichever is higher.

Wireless — Branding and Marketing

We believe that as competition in the communications market intensifies a focused marketing strategy is critical to maintaining our leadership in wireless communications services and to participating in the expected growth of the wireless communications market in the Philippines. Our marketing strategy is based upon our strong brand name and emphasizes network quality and coverage, superior customer service, innovation in our service offerings, innovative tariff plans and a wide range of services targeted at different market segments. We have made a substantial effort to promote our brand names in the Philippines as a means to differentiate our services from those of our competitors. While Globe Handyphone is associated with high quality service and innovation, Touch Mobile has broad mass appeal and is tailored to the needs of value-conscious and family-oriented subscribers. We believe our brand names have been and will continue to be a significant factor in our success.

Wireless — Sales and Distribution

We have a dedicated sales force to manage our corporate accounts and high-end customers.

Business Centers.    To reduce our dependency on independent dealers, we have built over 80 business centers in major cities across the country. We have also increased the service offerings at our business centers, allowing customers to subscribe for wireless and wireline services, obtain handset repairs, ask questions about our services and pay bills. We launched a new shop called the Hub in 2001 where we sell state-of-the-art communications devices and high-technology communications-related products. To date, we have three Hub shops located in Makati and Mandaluyong City.

Independent Dealers.    We utilize a number of independent dealers who have their own networks throughout the Philippines to sell our wireless services to customers. These dealers include major distributors of wireless phone handsets who usually have their own retail networks, direct sales force and sub-dealers in the Philippines. We have a dedicated sales force to manage our dealers. We compensate our dealers based on the type, volume and amount of new subscriptions sold. For prepaid services, this compensation took the form of fixed discounts for prepaid airtime cards and SIM packs, and promotional airtime call cards for phone kits. Effective August 2002, we introduced a new promotional scheme for prepaid sales (covering Globe Prepaid Plus and Touch Mobile) to our dealers. Instead of providing promotional prepaid cards with the sale of a handset kit to dealers, we are providing discounts on the selling price of the handsets to dealers.

For postpaid services, we pay commissions for new subscriptions based upon plan type and bonuses for dealers who reach their sales targets. This network of dealers is managed by members of our internal sales force who regularly communicate to the dealers our upcoming marketing strategies, promotional campaigns and product developments.

We also distribute prepaid products (handset kits, SIM kits and prepaid air time cards) through consumer distribution channels such as convenience stores, gas stations, drugstores, bookstores and photoshops.

Wireless Handset Sales.    Our subscribers can purchase handsets from any of our independent dealers, from our business centers or from our direct sales force, which serves our corporate accounts and high-end subscribers. To meet the sales requirements of our business centers and direct sales force, we purchase handsets through several major distributors. We also have an existing supply arrangement with a leading handset and accessories distributor for occasional supply of handsets to our subscribers. Our independent dealers may also source handsets directly from handset manufacturers. We plan to continue developing our direct sales capabilities through retail business centers and our internal corporate sales staff. This strategy enables us to better control product pricing, ensure the quality of staffing and service and integrate store marketing with media advertising.

Wireless — Activation, Billing and Collection

Activation.    Potential customers can apply for our wireless services at any of our sales and distribution points. A potential subscriber for our postpaid service is generally required to provide proof that he or she meets our minimum annual income requirement. If a potential subscriber does not meet our requirements, our sales representative recommends our prepaid service. We also require proof of income upon any request to increase a subscriber’s credit limit over the standard amount or any transfer in the ownership of the handset and account. Alternatively, we rely on usage (approximately three months) and payment history if a subscriber is unable to submit the required documents. We assign monthly credit limits for our postpaid subscribers that typically range from (Peso)2,500 to (Peso)30,000, based on pre-established criteria for different categories of subscribers at point of activation. We place high credit risk accounts on a three-month watch list with a (Peso)1,500 credit limit. We increase this credit limit to a regular level once the subscriber has established a satisfactory payment record. We review accounts of our high usage customers every quarter to identify accounts that fall below certain criteria to ensure that the credit limits imposed continue to be appropriate.

Billing.    We process billings through our Customer Care and Billing System, or CCB, which is licensed to us by SingTel and has been customized to provide particular features we require. We bill our postpaid subscribers on a monthly basis in arrears for airtime and data services and in advance for fixed monthly charges.

Payment and Collection.    We offer our subscribers a variety of payment options, including payment by cash, check, credit card, direct deposit via telephone transfer and automatic debit through banks or participating credit card companies. Subscribers may make cash payments and payments by check, by mail or at any of our business centers or at any automatic-teller machine or over-the-counter facilities (mostly banks) with whom we have an arrangement. In April 2000, we launched our bill payment service over the internet. This service allows Globe subscribers to use the Globe website to view their bills and make payments using a credit card.

Payments are due 21 days after the account statement date. Twenty-five days following the account statement date, we send a payment reminder through SMS to subscribers who have not paid their balance. For subscribers whose account remains unpaid 90 days after the statement date, we permanently disconnect service, cancel the subscriber’s SIM card and make a 100% provision for the overdue account.

We conduct an evaluation and review of documentation for potential subscribers, including a credit bureau check. We regularly review subscribers’ compliance with our credit policies and have automated certain of our delinquent account follow-up activities. In the past, we have also implemented promotional campaigns to encourage prompt payment of accounts. Under these campaigns, subscribers receive a certain number of free minutes for payments made on or before the due date.

Wireline Business

Wireline Data

We are licensed to provide wireline data services nationwide. We provide international and domestic leased lines, telex, internet and other wholesale transport services. We provide basic internet access for dial-up service subscribers, broadband access and integrated business solutions for dedicated leased line subscribers such as corporate customers and internet service providers. In addition, we offer our corporate customers the ability to engage in high speed and technologically demanding intra-company communication and managed network services. We also provide our customers with various types of internet exchange services depending on the scale or size required by the companies, their business needs and targeted market segments, including dedicated internet access and fully integrated internet service provider solution packages. We also provide carrier-class facilities to manage networking and information technology equipment for equipment co-location, server-hosting and data storage services.

Rates.    We charge our wireline data subscribers a fixed monthly basic fee and a one-time installation fee. While some of our value-added services are free, others are available for additional monthly or usage-based fees.

Marketing.    We market our wireline data services to two segments, large businesses and small to medium sized businesses, as they have different communications needs. Large businesses require advanced communications services that can efficiently support substantial amounts of data as well as complex intra-corporate and international interactions. Small to medium sized businesses require flexibility and cost efficiency in their communications services. We seek to differentiate ourselves from our competitors by offering a wide selection of sophisticated value-added services and working closely with customers to tailor services to meet their specific communications needs. We also run direct mail campaigns from time to time built around a particular product, promotion or market segment.

Sales and Distribution.    We sell our wireline data services through our internal sales team composed of account managers. Sales to large businesses are managed by specialized account managers who are each dedicated to managing two to four large business subscribers. These specialized account managers work with large businesses to satisfy their communications needs through our range of services. The other members of our business sales team focus on sales to small and medium sized businesses. Our account managers receive commissions based upon specified sales targets in addition to their base salary.

Wireline Voice

We provide wireline voice communications services to subscribers under the Globelines brand name using an advanced fully digital wireline network. The number of our voice wireline subscribers has increased from 157,582 at the end of 2000 to 227,999 at the end of 2001, primarily due to the acquisition of Islacom mid-2001. From 2001 to 2002, the number of voice wireline subscribers decreased to 223,249 at the end of 2002 due to an increase in total disconnected lines. At December 31, 2002, approximately 24% of our wireline subscribers were business customers and 76% were residential customers.

Services and Products.    We offer our wireline voice subscribers basic telephone services for local, national long distance and international long distance within our service areas. We also offer our subscribers a variety of value-added services and special features, including voicemail, caller ID, call forwarding, three-way calling and call waiting. In addition, we offer our subscribers a bundled dial-up internet access without having to subscribe to a separate internet service provider.

Business subscribers can subscribe to the telephone services that best complement their business needs. They may choose among direct lines, trunk lines, virtual PABX service, and ISDN. They may also apply for other value-added services to enhance their connectivity.

•	Globelines Prepaid. We launched Globelines Prepaid in 2001 to serve our subscribers who require the convenience and affordability of a prepaid service. Globelines Prepaid allows subscribers to budget their calls and control their phone expenses.

•	Globe Payphone and Telcard. We offer public telephone service in our service areas through Globe Payphone. The service was established to expand our services to the mass market, primarily targeting people without access to personal phones. Globe Payphone users have the option to pay via coins or via prepaid payphone cards under the Globe Telcard brand name. Globe Telcards may be purchased from the internet, our business centers, leading distributors and retail outlets.

•	Public Calling Offices. We offer communications services to the public through our seven public calling offices, or PCOs, in the provinces of Mindoro Occidental, Palawan, and North Cotabato. Through these PCOs, the public may place and receive telephone calls, telegrams and fax messages for set fees. In areas where demand is low, we were permitted to construct PCOs instead of installing wirelines to satisfy our roll-out requirements under our licenses.

Service Areas.    We believe our wireline voice service areas include provinces that have the most potential to generate new subscribers. Approximately two-thirds of the inhabitants in our wireline voice service areas live in Metro Manila, the Visayas area and the fast growing provinces of Cavite and Batangas and Central Mindanao.

Pricing and Promotions.    We charge our wireline postpaid subscribers a fixed monthly basic fee for service, which includes unlimited local calls, and a one-time wireline service installation fee. The service installation fee and monthly basic service fee vary by region and service area and are higher for business customers than for residential customers. Some of our value-added services and special features are free while others are available for additional monthly or usage based fees. Our wireline subscribers also pay toll fees for domestic and international long distance calls.

We charge Globe Payphone and Globe Telcard customers and customers placing calls at PCOs the same domestic and international long distance rates as we do our Globelines customers. For local calls, we charge Globe Telcard and Globe Payphone customers rates based on call duration. Globelines Prepaid customers are charged for all calls, and the value on their card decreases with usage.

Metered Service Application.    We and most other operators in the Philippines currently charge wireline postpaid subscribers fixed monthly amounts for unlimited local calls. In 2001, the NTC issued a circular which would allow local carriers to offer wireline subscribers a variety of subscription plans with either monthly flat rates or metered rates, or a combination of both. These new plans can be offered once the NTC has set the floor and ceiling prices for the metered rates, which will be subject to regular review. The NTC, however, has yet to determine the floor and ceiling prices.

Marketing.    We initially focused our marketing efforts on rapidly gaining a critical mass of subscribers as we rolled out our network. Now that we have met our wireline roll-out obligations, we offer a variety of services that will increase usage or target business subscribers, as they generate more revenue per line compared to residential subscribers.

Activation, Billing and Collection.    Potential residential and small business customers can apply for our wireline services at any of our sales and distribution points. We impose monthly credit limits ranging from (Peso)2,500 to (Peso)30,000 on our residential subscribers for international long distance charges. We process bills through a customer telephone and billing system, or CTABS, licensed to us by SingTel.

We bill our wireline subscribers on a monthly basis in arrears for long distance charges and value-added services and one month in advance for fixed monthly charges. We offer them a variety of payment options, including payment by cash, check, credit card, direct deposit via telephone transfer or automatic debit through participating credit card companies.

Our policy is to make a provision for 100% of the receivable due from a wireline subscriber who will be permanently disconnected due to non-payment, which generally occurs after 90 days for residential accounts and 150 days for business accounts.

Carrier Services

We offer our wireline and wireless subscribers carrier services including national and international long distance services.

National Long Distance

Through the Globe Domestic Toll Service, Globe Handyphone, Touch Mobile and Globelines subscribers may make national long distance calls to any subscriber of a Philippine communications provider located anywhere in the country.

We were granted interexchange carrier status by the NTC. As an interexchange carrier, we are allowed to haul traffic from an originating carrier passing through our transmission network and terminating to the network of another carrier, thus entitling us to a share in the termination fees in the form of hauling charges.

We receive settlement payments from other local communications providers who send national long distance traffic to our network, and we pay settlement charges to local providers when we send national long distance traffic to their networks. These payments are based upon individual domestic interconnect contracts that we negotiate with the local communications providers.

Our national long distance facilities consist of five domestic toll switches. The toll switches were supplied by Fujitsu Ltd. and Lucent Technologies Inc. The switches use digital technology and contain a total of approximately 7,000 circuits dedicated to domestic traffic. Additional capacity can be obtained through the expansion of existing circuits and installation of additional trunks.

International Long Distance

We offer international long distance service between the Philippines and over 200 destinations. We generally charge our wireless and wireline subscribers $0.40 per minute anywhere at any time.

We receive settlement payments from foreign communications providers who send international traffic to our international gateway facilities. These payments are based upon individual international termination rate agreements that we negotiate with foreign communications providers. We have developed a sales team specifically dedicated to manage our relationships with foreign carriers.

Globe currently (and since 2000) charges termination rates to our networks that are within the U.S. FCC’s accounting rate benchmark for inbound international calls, which translates to a settlement rate of $0.19 per minute for international long distance traffic originating from the United States and terminating in the Philippines and within the benchmark of the International Telecommunications Union of $0.238 for countries with teledensities like the Philippines. We have proposed new termination rates of $0.12 per minute for wireline terminating traffic and $0.16 per minute for wireless terminating traffic to our major foreign correspondents all over the world. Of our 34 major international correspondents, at least 27 have accepted these new rates. AT&T and WorldCom have not accepted these rates, and AT&T filed a petition with the FCC seeking an order to stop payment to several Philippine carriers, including Globe, because these Philippine carriers have allegedly blocked traffic from AT&T to force AT&T to agree to these new rates. WorldCom also filed a petition against PLDT on the same grounds. The International Bureau of the FCC recently ordered U.S. facilities-based carriers to suspend all settlement payments to us and five other Philippine carriers until the FCC has issued a public notice stating otherwise. The NTC subsequently issued an order directing all Philippine carriers not to accept traffic on direct circuits with U.S. facilities-based carriers who do not pay for services rendered and to take all necessary steps to collect payments for services rendered. Globe reiterated previous demands for payment from AT&T of overdue receivables, but AT&T has failed to pay. As a result, Globe suspended accepting traffic from AT&T effective as of the close of business hours on March 25, 2003. We cannot assure you that we will resolve this matter amicably with AT&T or when the FCC’s ban on payments due to us will be lifted. See Item 8. “Financial Information — Legal Proceedings.”

Our Networks

Our networks provide the backbone for our wireless communications and wireless data services, wireline data and voice services and our carrier services, including national and international long distance services.

Wireless Network

We operate digital GSM dual band networks operating at 900 MHz and 1800 MHz frequency bands. We have access to a total of 30 MHz of frequency for our wireless service, including 7.5 MHz on the 900 MHz frequency band and 12.5 MHz on the 1800 MHz frequency band for Globe and 10 MHz on the 900 MHz frequency band for Islacom. Our wireless network covers the entire country. As of December 31, 2002, we had invested approximately (Peso)68.2 billion ($1.28 billion) in our wireless network. In addition to extensive nationwide coverage, our wireless subscribers can also roam to over 110 destinations worldwide.

Technology and Equipment.    Our wireless network utilizes state-of-the-art digital equipment. In the Metro Manila and Luzon areas, we utilize GSM base station subsystems equipment supplied and installed by Nokia Telecommunications. In South Luzon, Visayas and Mindanao areas, we use equipment supplied and installed by Ericsson AB.

For GPRS, our network currently utilizes Ericsson’s GPRS core nodes consisting of combined serving GPRS support node/gateway, GPRS support node and billing gateways.

For messaging services, we use Logica-CMG Short Message Service Centers and multimedia messaging service centers. For voice messaging services and various voice value-added services, Comverse Technologies provides the platforms.

Performance and Quality Assurance.    Network coverage and technical quality are key factors in the provision of wireless communications services. We measure the technical performance of our service against international benchmarks, including the number of: (a) calls made, (b) calls that are involuntarily terminated, (c) calls that are not completed because access to the network is unavailable, and (d) completed calls, as well as signal strength and network performance in processing and transmitting text messages between our subscribers.

We have established a Network Quality and Optimization Department to monitor network quality and performance on a daily basis. This department works to enhance the effectiveness of network operations and quickly identify impending network problems. It also regularly compares our call quality to the call quality of other digital networks in the Philippines along major routes and high traffic areas.

Network Management and Maintenance.    We monitor our wireless network through an operations support system provided by Nokia and Ericsson utilizing Hewlett Packard hardware, Sun Servers and Nokia and Ericsson network management software. This system monitors all of the principal components of our network (cell sites, switching centers and transmission systems) and allows us to conduct much of our network maintenance and upgrades remotely. The system analyzes the network’s performance and recommends actions that our technicians can implement to improve service quality. We employ over 600 technical engineers and staff to manage and maintain our wireless network. Most of our senior engineers have been with us since we began constructing our wireless network in 1994 and have training and experience in GSM technology, wireless radio network planning, network optimization and all aspects of digital communications technology. Our engineers and technical staff work closely with their counterparts at SingTel, Deutsche Telekom and our main wireless network suppliers, including Nokia and Ericsson, to develop and maintain our network quality standards.

Wireline Data Network

Our core data network is based on ATM technology using Cisco equipment. We serve customers through a variety of access technologies including SDH, microwave radio, DSL, leased line, fiber optic, and high-speed copper line. Our core network consists of investments or leases in international cable systems, a cable landing station, extensive aerial or buried fiber, and a nationwide transmission network.

Our national transmission network is mainly a microwave SDH backbone in the western portion of the Philippines, stretching from Baguio in the northern part of Luzon to Davao City in the southern part of Mindanao, supplemented by leased fiber optic networks in urban areas. The construction of Globe’s Fiber Optic Backbone Network, or FOBN, is a strategic move that will complement our existing microwave radio backbone, answer the need for route diversity, offer reliability and superior service quality as well as provide the flexibility needed for future technologies including broadband, GPRS and data transmission. Globe’s FOBN is designed to connect the major transmission nodes of Makati, Cebu and Iligan through a combination of submarine and land fiber optic systems extending to 1,300 kilometers, covering areas of interest for our businesses. We use this network to support all of our communications services — wireless, wireline voice, wireline data and domestic and international long distance. This national backbone allows us to retain a higher percentage of our revenues and maintain more control over the quality of service we provide to our customers. We also use this network to carry call traffic for other providers under our interexchange carrier service license.

We have also been utilizing our international networks transmitted via submarine cable, satellite and microwave systems, to provide leased line services, the provision of broadband capacity to communications carriers and internet service providers who require large data transport capacity.

Wireline Voice Network

Network Architecture.    Our wireline network is composed of “installed lines” which terminate at junction/terminal boxes situated in strategic locations in our service areas.

Our wireline network utilizes a stored program controlled switching system, which provides greater flexibility for incorporating new service features. The transmission systems employ a synchronous digital hierarchy technology which promotes usage efficiency and flexible circuit management. In addition, we have installed fiber optic cable ring networks in Metro Manila to take advantage of fiber technology’s heightened capacity.

As of December 31, 2002, our wireline network consisted of the following:

	Metro Manila and surrounding areas	Visayas area (including Cebu)	Calabarzon and surrounding areas	Central Mindanao	Total
Switching capacity(1)	427,988	645,532	304,331	57,972	1,435,823
Installed lines(2)	426,272	734,615	302,444	48,441	1,511,772
Lines in service	74,136	87,390	59,246	2,477	223,249

(1)	Switching capacity represents the number of lines which the switch/exchange is capable of serving.
(2)	Installed line capacity represents the maximum take-up of subscribers and includes lines represented by public calling offices. In areas where demand for wireline service is low, we were permitted to construct public calling offices instead of installed lines to satisfy our Executive Order 109 commitment, pursuant to a formula determined by the National Telecommunications Commission.

Carrier Services Network

Our international communications traffic is transmitted via submarine cable and satellite systems. Our international long distance facilities consist of three international gateway switches and a submarine cable landing system. Two of our international gateway switches are located in Metro Manila. The other international gateway facility is located in Cebu, the second largest metropolitan area in the Philippines. The switches use digital technology and have the capacity to handle approximately 16,000 circuits dedicated to international traffic. We can also obtain additional switch capacity through the expansion of existing circuits and installation of additional trunks. This provides a cost-efficient method of increasing the capacity of the international gateway facilities. As of December 31, 2002, we had invested a total of (Peso)1,475.7 million ($27.7 million) in our international gateway facilities.

We rely on a network of fiber optic submarine cables to transmit calls through our international gateway facility. Although the initial capital expenditures are greater, we prefer to directly own, rather than lease, capacity in submarine cable systems. Ownership of capacity in various cable systems entitles us to participate in any expansions undertaken by the respective cable consortiums to meet our changing international transmission needs. The following are some of the submarine cable systems in which we have invested:

•	Asia Pacific Cable Network;

•	Trans-Pacific Cable No. 5;

•	China-United States Cable;

•	Southeast Asia, Middle East, Western Europe No. 3; and

•	Guam-Philippines Cable.

As of December 31, 2002, we had invested approximately (Peso)7,497.9 million ($140.8 million) in submarine cable facilities, including an investment in the City-to-City, or C2C, cable network project.

In November 2001, we inaugurated our first cable landing station, which was constructed to land the C2C cable network, a 17,000 kilometer submarine cable network linking the Philippines to Taiwan, Hong Kong, China, Korea, Japan and Singapore. The C2C cable network is one of the largest networks in the Asia-Pacific region in terms of design capacity. The C2C cable network will enable us to lower our transmission costs for carrier services by enhancing our capacity.

Interconnection

We have entered into interconnection agreements with 34 international carriers in 16 countries in addition to Philippine communications networks. In addition, we periodically enter into agreements with Philippine carriers for domestic interconnection rates.

In December 2002 and January 2003, Globe and Islacom signed a new agreement with BayanTel, and Globe signed agreements with Digitel and Bell Telecom, Inc., to amend their existing interconnection agreements. We also signed an agreement with PLDT and Smart to amend our existing interconnection agreements. The material amendments to the interconnection agreements are the new access charges. See Item 8. “Financial Information — Significant Changes.”

Settlements of interconnection accounts between carriers are based on traffic declarations which occur on a monthly basis. Each carrier prepares a statement of its interconnect payables to another carrier and that other carrier is given a month to review and validate the statement. Based on the exchange of settlement statements, net payments due are computed and the carrier that has a net receivable will issue an invoice or summary of accounts which the other carrier must pay within one month.

Industry Competition

The Philippine government began to liberalize the communications industry in the early 1990s. While PLDT, the former monopoly, is still a dominant player, there have been numerous new entrants in the industry. Including us, there are currently ten major wireline operators, 11 international gateway facility operators and seven wireless service providers in the Philippines.

Wireless

Competition in the wireless communications industry is based principally on network coverage, the availability and quality of basic and value-added services, quality and responsiveness of customer service and price. Competition in the wireless service business in the Philippines intensified with the liberalization, and more recently, consolidation of the industry. The wireless communications industry has experienced consolidation since 2000. PLDT acquired Smart in March 2000 and Globe acquired Islacom in June 2001. Currently, Smart and Globe are the two dominant players in the market. In 2000, Bayantel obtained a license to offer digital wireless services using 10MHz of frequency on the 1800 MHz frequency band. However, Bayantel has been delayed in launching its wireless service due to litigation over the validity of its license. To date, Bayantel has not formally launched its wireless service to the public. Extelcom was granted a license to provide wireless services in 1991, and was recently granted additional spectrum. However, its subscriber base has been relatively small. In 2000, Digitel was granted a license to offer digital wireless services using 10MHz on the 1800 MHz frequency. Additionally, NEXTEL, although licensed for wireless trunked radio services, has also begun to offer call service connectivity to wireless and wireline users. In February 2003, Digitel became the latest wireless service provider in the Philippines after it announced the commercial launch of its wireless service under the brand name Sun Cellular.

We believe competition in the wireless data business will intensify as wireless communications operators actively launch innovative and value-added services in order to attract and retain subscribers. The growing range of value-added services includes text messaging, m-advertising, gaming, entertainment services and m-commerce.

Wireline

The wireline data service business, including internet service, is a growing segment of the wireline industry. Our principal competitors in this area are PLDT, Bayantel and Digitel. Cable companies and telecommunications companies are also allowed to use their physical structure for cable TV to provide communications services. The principal bases of competition in the wireline data services market are the ability to provide full service technological capability tailored to the needs of specific market segments, price, quality of service and network redundancy.

Competition in the wireline voice market is based principally on call quality, price and quality and responsiveness of customer service. In wireline voice, we compete directly with PLDT in each of our service areas and with Digitel in Cavite and Batangas, Bayantel in the Visayas area as well as various small local or regional phone companies.

International Long Distance

The international long distance market is highly competitive in the Philippines, with 11 international gateway facility operators in the country. We compete primarily with Smart, PLDT, Digitel and Bayantel. Our market share has been steadily increasing over the years.

Information Technology

The flexibility and functionality of our information systems are critical to our strategy and to the successful operation of our businesses. We have installed billing systems for our wireless and wireline services which were designed and implemented by SingTel. We have deployed the SAP Financial System to support corporate accounting, financial reporting, inventory management, plant maintenance and human resources management. We are also in the process of implementing a new fraud management system in order to complement and enhance existing fraud management systems and processes. Other business systems which we are in the process of implementing include data warehousing and other systems which will in the future provide us with a foundation for advanced customer database management and higher quality customer relationship management.

Customer Service

We believe that the kind of customer service we provide from account opening to after-sales is critical to anchoring customer satisfaction, maintaining our reputation as responsive to customer needs and retaining subscribers. Providing the best customer experience is the main thrust of customer service. We provide our valued customers with a robust network, value-added services, value pricing and service customized to their needs.

We have a call center facility operating 24 hours a day, seven days a week manned by over 200 customer service representatives equipped and highly trained to address customer inquiries and concerns. A dedicated investigations and correspondence team attends to complex cases and gives timely feedback. We provide special care to our high-end subscribers because we recognize their status by giving them priority attention and exclusive service packages and product offerings across all contact points, through our 24-hour call in service and 80 business centers located throughout the country.

The volume of inquiries received by our call center has increased in the last two years. Despite this trend, we have managed our business through our reliable interactive voice response system and efficient customer service representatives on call any time, any day.

To ensure that over-all service meets our standards of excellence, we have internal indicators to track and review our service quality. We have consistently achieved good results in several satisfaction surveys conducted by third parties.

In our efforts to give the best customer experience, we have instituted targeted customer incentive initiatives and programs designed to track and understand our customers.

Environmental Matters

Certain of our operations are subject to environmental regulations and, in particular, the Environmental Impact Statement System implemented by the Department of Environment and Natural Resources. We submit applications and perform environmental impact studies for our outdoor cell sites. For the installation and operation of communications transmitters, switching centers and PCOs, which are not viewed as environmentally critical projects under current regulations, we typically seek confirmation and apply for a Certificate of Non-Coverage from the Department of Environment and Natural Resources. We have obtained Environmental Compliance Certificates or Certificates of Non-Coverage for our installations and operations throughout the Philippines. We have not been subject to any material fines or legal or regulatory action involving non-compliance with environmental regulations of the Philippines and we are not aware of any material non-compliance with any relevant environmental protection regulations.

Intellectual Property Rights

We have applied to the Intellectual Property Office, the independent regulatory agency responsible for registration of patents, trademarks and technology transfers in the Philippines, for registration of our brand names, including, Globe Handyphone, Touch Mobile, Globelines and Globe Link and GlobeQuest for the wireless and wireline services we offer. We received a certificate of registration for Globe Handyphone, which is valid for 20 years from December 13, 1999, the date of registration.

Regulation

Overview

Prior to 1989, PLDT was the only nationwide local exchange service operator and the only authorized international gateway operator in the Philippines. The principal law regulating the communications industry and other industries considered to be public utilities was Commonwealth Act No. 146 known as the “Public Service Act.” Beginning in 1989, the Philippine government embarked on a program designed to liberalize the communications industry by encouraging competition and at the same time improving the regulatory framework to address the challenges of a multi-operator environment.

The Philippine government began issuing new international gateway licenses in 1989. In the period from 1993 to 1995, the government put into place the three primary components of this liberalization program: Executive Order 59, Executive Order 109 and the Public Telecommunications Policy Act of the Philippines, or Republic Act 7925.

Executive Order 59 requires compulsory interconnection of authorized public communications carriers in the Philippines. Its objective was to create a universally accessible and fully integrated nationwide communications network by compelling interconnection among carriers in accordance with internationally accepted standards and grades of service.

Executive Order 109 states the Philippine government’s policy to improve the provision of local exchange service. It sets forth the related concepts of the Philippine government’s National Telephone Program: (i) the requirement that grantees of international gateway and wireless licenses must install a minimum number of local exchange lines and (ii) a service area scheme, whereby local exchange licensees (except PLDT) were required to fulfill their wireline installment obligations in service areas allocated by the NTC. Executive Order 109 also established a program of cross-subsidies whereby providers of international long distance and wireless services were required to pay access charges to the local exchange which includes an element of subsidy to local exchange operations.

Republic Act 7925, enacted in 1995, sets forth the functions, responsibilities and powers of the NTC and defines the parameters within which certain sectors of the communications industry could, over time, be deregulated. Republic Act 7925 also laid down the rights of communications users and set forth the principle that interconnection charges would, as far as possible, be negotiated through bilateral agreements of the parties involved.

NTC

Executive Order 546 established the NTC in July 1979 as an independent regulatory body to oversee, administer and implement the policies and procedures governing the communications industry. The NTC is supervised by the Department of Transportation and Communications for policy and budgetary matters, but is largely independent in the performance of its licensing and quasi-judicial functions. The Department of Transportation and Communications is explicitly prohibited by law from interfering in the NTC’s proceedings with respect to licensing, rate setting, dispute resolution and other matters requiring the adjudication of private rights. Decisions of the NTC may be appealed to the Philippine Court of Appeals. The NTC comprises three members with one commissioner and two deputy commissioners, all of whom are appointed by the President of the Philippines. New commissioners were appointed in 2002, namely, Commissioner Armi Jane R. Borje, and Deputy Commissioners Jorge V. Sarmiento and Atty. Kathleen G. Heceta. The NTC has a head office located in Metro Manila, as well as regional offices spread out over the 12 regions of the country. The NTC also regulates the spectrum allocation for the radio and television broadcast industry and grants licenses to cable television providers. However, the radio and television broadcast industries are self-regulating as to content and other matters.

One of the NTC’s most significant responsibilities is the granting of licenses to communications operators. The NTC thus has the authority to:

•	establish and regulate communications services in the license areas;

•	grant permits for the use of radio frequencies;

•	sub-allocate series of frequencies of bandwidths to the specific services;

•	establish and enforce the rules and standards related to the issued license; and

•	make pronouncements that insure effective competition in the communications sector and encourage a larger and more effective use of communications.

Licenses

The government requires that communications service providers obtain a legislative franchise, licenses and permits for the provision of communications services and the installation and operation of a communications network in the Philippines. In general, an operator is required to have a primary legislative franchise from the Philippine Congress which broadly authorizes it to engage in the communications business. Under the Philippine Constitution only a citizen of the Philippines, or a corporation or association organized under the laws of the Philippines and at least 60% of whose issued and outstanding capital is owned by a citizen of the Philippines, qualifies for the grant of a legislative franchise to provide communications services. The Constitution provides that no franchise to operate a public utility, which includes communications service providers, may be exclusive in character or have a term longer than 50 years. The Constitution also requires that any franchise must be granted subject to amendment, alteration or repeal by the Philippine Congress when required to serve the common good.

The franchisee, as a pre-requisite to actually rendering service, must then obtain a secondary authority from the NTC to render specific types of communications services. The grant of this secondary authority, called a Certificate of Public Convenience and Necessity, or CPCN, is premised on a finding that a proposed service is for the public good and that the applicant is technically, legally and financially capable of rendering that service. A separate CPCN is issued for each type of service offered and for a term that will be predicated upon and co-terminus with a congressional franchise.

In 1995, the government revised the types of communications services which require a CPCN. Currently, services which require a CPCN include local exchange (including domestic long distance), interexchange, wireless mobile telephone, international long distance and public repeater network services. Services which were either partially or fully deregulated under Republic Act 7925 and thus do not require a CPCN include paging services, value-added or enhanced services and special features. Enhanced services and special features are those services or phone features which rely on an existing and legally operating network, such as SMS, voice mail, internet access or e-mail.

Under the NTC procedures, a CPCN is only issued upon the finding of technical, financial and legal capacity of the applicant, which the NTC will ascertain through a review of the applicant’s submissions. This review process may include a field verification of the information submitted by an applicant. In addition, prior to the issuance of a CPCN, the NTC will hold hearings with presentations made by and objections heard from the interested parties.

Pending the issuance of a CPCN, the NTC may issue a provider a provisional authority or PA. PAs are temporary licenses which permit an operator to construct its network and commence the provision of services for a specified and extendable period. A CPCN will not be issued until the NTC has certified the fulfillment of all the conditions necessary to issue such a certificate. PAs are valid for a shorter period of time, typically 12 to 36 months, and may be extended upon application to the NTC. Except for system and area-specific terms, the terms and conditions of a CPCN and a PA are relatively similar for all operators. As a result of this framework, it is typical in the Philippines for an operator to receive a PA which permits the commencement of service and for this PA to be extended several times prior to the issuance of the CPCN covering that service. As part of the extension process, the NTC must certify compliance with the conditions of the prior PAs. The certification process may require the NTC to conduct a field examination of the operator in order to validate compliance with such conditions. Extension of the PA is not always issued on a timely basis in the Philippines and it is common for the term of a PA to lapse before the NTC has made a determination on the application for its extension. However, under the provisions of the Philippines’ Revised Administrative Code and under relevant case law, as long as the licensee has promptly applied for a renewal or extension of its license prior to its expiration, the license remains valid until its renewal or extension is determined by the administrative agency with finality.

The NTC has the power to revoke a CPCN or a PA whenever the facts on the strength of which the CPCN or PA was issued have been misrepresented or have materially changed, or whenever the holder has violated or refused to comply with any order, rule or regulation of the NTC or any provision of the Public Services Act or the Public Telecommunications Policy Act. The CPCN or PA may also be revoked on the ground of unjustified failure to comply with required conditions.

There are seven licensed wireless operators, six of which are in commercial operation. As of December 31, 2002, Globe, Islacom, Smart and Piltel, and Extelcom had received their CPCNs. Digitel had been granted a PA to operate its wireless service and announced the commercial launch of its wireless service under the brand name Sun Cellular in February 2003. Bayantel had been granted a PA to operate its wireless service, but has yet to commence commercial operation of its wireless service. Nine out of the 11 international gateway facility providers, including Globe, had received their CPCNs and the remaining two operate under PAs. NEXTEL is registered under the name Infocom Communications Network, Inc., and has a CPCN for its wireless radio trunked communications system.

Regulatory Fees

The NTC charges communications operators four primary types of fees: permit fees, spectrum user fees, license fees and an annual supervision fee. Permit fees consist of a one-time fee charged upon the NTC’s grant of an authority for the service. License fees consist of annual fees that must be paid by entities operating radio stations for which licenses have been granted by the NTC. Operators who use frequency, such as wireless and wireless local loop operators and interexchange operators who use microwave transmission links, pay spectrum fees on an annual basis. The spectrum fee is based on a formula which incorporates the amount of frequency. The NTC charges annual supervision fees to cover the cost of regulation. In connection with all of our communications services, we paid the NTC aggregate fees of (Peso)485.3 million ($9.1 million) in 2002.

Service Area Scheme and Roll-out Requirements

Pursuant to Executive Order 109, grantees of licenses for international gateway and wireless service are required to install a minimum of 300,000 and 400,000 wirelines, respectively, in designated urban as well as rural unserved and underserved areas, including Metro Manila. The wireline installation commitments are further qualified by requirements to maintain a ratio of at least one rural wireline for every ten urban wirelines installed.

The NTC has divided the Philippines into 15 distinct service areas. The NTC assigned wireless service and international long distance providers specific service areas in which they were required to satisfy their wireline installation obligations. The NTC’s stated goal was to assign each operator a combination of underserved urban areas and unserved rural areas. Providers must meet these requirements within a period not to exceed five years from the grant of authority to operate such service. This period was subsequently reduced to three years by Republic Act 7925. These obligations can be satisfied either by the installation of actual wirelines or by providing PCOs, for which an appropriate credit shall be given toward the line installation obligation. The implementing guidelines for Executive Order 109 state that each public calling office line will result in a credit of 10% of the number of households serviced by the PCO in an unserved rural barangay. Globe and Islacom are each required to install 700,000 fixed lines as a condition to the grant of its PAs for the cellular and international gateway services. Globe has been in compliance since 1998. Islacom has submitted a report in 2001 stating that it has complied with its obligations. On April 4, 2002, Islacom received the certificate of compliance from the NTC for its wireline roll-out obligation.

Since 1997, the NTC has permitted additional communications companies to provide wireline services in certain service areas. In the future, the NTC may selectively authorize additional communication companies to provide wireline services, and could abandon the service area scheme entirely.

Our Licenses

The table below summarizes each major license that we currently hold:

Service	Type of License	Date Issued or Last Extended	Expiration Date	Action Being Taken
Globe
Wireless	CPCN(1)	July 22, 2002	December 24, 2030	No action required
Local wireline	CPCN(1)	July 22, 2002	December 24, 2030	No action required
International long distance	CPCN(1)	July 22, 2002	December 24, 2030	No action required
Interexchange carrier	CPCN(1)	February 14, 2003	December 24, 2030	No action required
VSAT	CPCN(1)	February 6, 1996	February 6, 2021	No action required
Islacom
Wireless	CPCN(1)	July 22, 2002	July 22, 2017	No action required
Local Wireline	CPCN(1)	July 22, 2002	July 22, 2017	No action required
International long distance	CPCN(1)	July 22, 2002	July 22, 2017	No action required
Interexchange carrier	PA(2)	June 19, 2002	September 26, 2003	Application for CPCN pending

(1)	Certificate of Public Convenience and Necessity. The term of a CPCN is co-terminus with the franchise term.
(2)	Provisional Authority.

In July 2002, the NTC issued CPCNs to Globe and Islacom. The CPCNs allow us to operate our respective services for a term that will be predicated upon and co-terminus with our congressional franchise under Republic Act 7229. We were granted our permanent licenses after having demonstrated our legal, financial and technical capabilities in operating and maintaining wireless telecommunications systems, local exchange carrier services and international gateway facilities. Additionally, Globe and Islacom exceeded the 80% minimum roll-out compliance requirement for coverage of all provincial capitals, including all chartered cities within a period of seven years.

Radio Frequency Allocation

Executive Order 307, which came into effect on October 31, 2001, provides that 3G radio frequency spectrum and other parts of the radio frequency spectrum not yet allocated be allocated by auction, subject to the terms and conditions as approved by a three member joint committee. No date for the auction has yet been fixed, and this initiative is currently under review by the relevant regulatory authorities.

Reporting Requirements

Public communications entities are required to submit at least annual reports to the NTC, which include audited financial statements and other operating or performance data. Individual provisional authorities also require periodic reporting in order to monitor compliance with provisional authority conditions.

Interconnection

We must interconnect our network with other Philippine communications networks to connect local, domestic long distance and international long distance calls between our wireless and wireline subscribers and the customers of these other networks. Pursuant to Executive Order 59 issued on February 24, 1993, authorized public communications carriers are required to interconnect with other carriers to create a fully integrated and accessible nationwide communications network.

Generally, the commercial terms of interconnection agreements are negotiated bilaterally between the various Philippine communications providers. In July 2000, the NTC issued Memorandum Circular No. 14-7-2000 (Implementing Rules and Regulations for the Interconnection of Authorized Public Telecommunications Entities) amending Executive Orders 59 and 109 and presenting a new set of guidelines for charging interconnection services.

Republic Act 7925 mandates a fair and reasonable interconnection of facilities of authorized public network operators and other providers of communications services. It also requires that interconnecting operators pay an access charge to the operator terminating a telephone call under an agreement negotiated between the parties. Our interconnection agreements set the access fees applicable to carrying call traffic to and from other operators through the interconnection facilities and provide the procedures for routing calls through the providers’ respective networks. The rates that we pay and receive for local, domestic and international long distance calls placed by or to our wireless and wireline subscribers are negotiated individually with each of these operators.

In the event parties cannot resolve an interconnection dispute within 90 days from the commencement of negotiations, the aggrieved party may apply to the NTC for mediation of the dispute. If the parties cannot come to terms in the course of mediation, the NTC is authorized to determine the terms and conditions under which the interconnection (or additional interconnection) shall take place.

Tariffs and Pricing Limitations

Republic Act 7925 instituted a partial deregulation of the rate setting process in the Philippines. In general, an operator may implement decreases in service rates, as well as introduce new rate plans which do not include a rate increase, upon notification to the NTC and to its subscribers. In addition, the NTC is authorized to establish ranges for rates for certain communications services where it deems there is sufficient competition, such as in international communications and wireless service. Operators of those services are free to set their rates within the established range upon notification to the NTC and their subscribers. Operators seeking to raise or lower rates above or below the established range for a certain service are required to obtain approval from the NTC prior to implementation. In general, the NTC approval process for rate increases involves public hearings in order to provide the general public and other affected parties with an opportunity to oppose the proposed higher rates; however, the process for rate reductions involves the publication of notices, submission of documents and correspondence and does not require a hearing.

New Billing Requirements for Wireless Operators

In 2000, the NTC issued NTC Memorandum Circular No. 13-6-2000 proposing new requirements for wireless operators, including the following:

•	to provide subscribers with their bills within a specified period;

•	to extend the expiry date of prepaid cards from two months to two years;

•	to provide prepaid subscriber balance updates every time they make phone calls;

•	to bill on a per pulse basis using units of six seconds instead of the previous per minute basis; and

•	not to bill calls directed to recorded voice messages.

We, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000 from the Regional Trial Court of Quezon City. The NTC appealed the issuance of the injunction to the Court of Appeals. On October 25, 2001, we received a copy of the decision of the Court of Appeals ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the wireless companies’ seeking relief before the NTC, which the Court of Appeals claims had jurisdiction over the matter. On November 7, 2001, we filed a Motion for Reconsideration. On February 15, 2002, the Court of Appeals denied our Motion for Reconsideration in respect of this ruling. On February 22, 2002, we filed a Petition for Review with the Supreme Court to annul and reverse the decision of the Court of Appeals. The Supreme Court, in its resolution dated September 9, 2002, denied the Petition for Review. On October 10, 2002, we filed a Motion for Reconsideration (with Motion to Consolidate) of the Supreme Court’s resolution. In the Motion, we sought the following: (1) the Petition be consolidated with the Smart’s Petition, likewise pending with the Supreme Court since the two Petitions originated from the same RTC Civil Case and the same Court of Appeals case; (2) the Supreme Court resolution dated September 9, 2002 be reconsidered; and (3) Globe and Islacom’s Petition in the Supreme Court be given due course. The Motion for Reconsideration has since been consolidated with the separate petition filed by Smart on the same matter. Notwithstanding the foregoing, the decision of the Court of Appeals is still not immediately final and executory and could not be implemented as we still have a number of remedies available to us. In the event we do not succeed in challenging the validity of the circular and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, we would probably incur additional costs for carrying and maintaining prepaid subscribers on our networks. Moreover, the wireless industry has taken the position before the courts that these measures, if enforced in their current form, could impair the viability of the entire Philippine telecommunications industry. We cannot assure you that we will be able to take steps to offset the financial impact of these regulations, if and when they are implemented.

Regional Pricing

Communications operators are not required to establish a single national tariff plan for the entire country and thus may charge different rates within different regions.

Currency Exchange Rate Adjustment

In order to partially compensate communications services providers in the Philippines for the depreciation of the Peso against the U.S. dollar, the NTC allows an operator to charge a Currency Exchange Rate Adjustment. Under the Currency Exchange Rate Adjustment mechanism, a communications operator, which at the time of application to the NTC had dollar or other foreign currency denominated debt, is allowed to adjust telephone tariffs to reflect Peso-U.S. dollar exchange rate fluctuations. After communications service providers are authorized by the NTC to adjust their tariffs according to the exchange rate adjustment mechanism, specific tariff adjustments pursuant to this mechanism need not be approved by the NTC. We received provisional authority to implement an exchange rate adjustment mechanism covering our wireline services on November 19, 1997 and our wireless services on April 1, 1998.

Under the exchange rate adjustment provisions, wireline operators are allowed to implement up to a 1% increase or decrease in monthly wireline rates for every (Peso)0.10 change in the exchange rate, relative to a base exchange rate which may be different for every company. For wireless services, operators are allowed to implement up to a 1% increase or decrease in its local charges for every (Peso)0.50 change in the exchange rate relative to a base exchange rate which may be different for every company.

Ownership and Involvement by Non-Philippine Entities

Under the Philippine Constitution, non-Philippine citizens, and corporations or associations organized under law other than those of the Philippines or corporations or associations the capital of which is less than 60% owned by citizens of the Philippines are limited to ownership of up to 40% of the issued and outstanding capital stock of a public utility, including communications companies. In addition, non-Philippine persons cannot assume regular employment in a public utility, and representation of foreign ownership on the Board of Directors is limited, in proportion to their shareholdings. As of December 31, 2002, approximately 26.28% of our issued and outstanding capital stock was owned by non-Philippine shareholders, which include SingTel and Deutsche Telekom. Compliance with the Philippine ownership requirement is determined by the number of shares outstanding, without regard to share classes.

Limitation on Certain International Calling Practices

Certain international calling practices which are designed to hide the country of origin of an international call, such as “call-back” services or international simple resale, are prohibited in the Philippines.

Transfer Restrictions

In general, the transfer, sale or merger of a public communications entity requires the approval of the Philippine legislature and must comply with the foreign ownership limitations.

Video Services

Philippine law prohibits a franchise holder for communications services from providing television broadcasting or cable television services under the same franchise. However, under the Philippine e-Commerce Act, owners of cable television facilities may use their facilities to provide certain communication services. The NTC has yet to promulgate rules which would clarify the implementation and application of this provision.

Industry

We believe that the Philippines represents an attractive environment in which to provide communications services, with a population of approximately 84.5 million inhabitants as of December 31, 2002. From 1997 through 2000, real GDP increased at an average annual rate of 3.0% and the average annual inflation rate was 6.6%. In 2001, real GDP growth was 3.4% and inflation slowed to 6.1%. In 2002, real GDP growth was 4.6% and inflation slowed to 3.1%.

Wireless and wireline teledensities in the Philippines are low by international standards but have increased rapidly in recent years. As of December 31, 2002, the Philippines had a wireless teledensity of 18% and a wireline teledensity of 4.1%. The following table summarizes certain information for the Philippines and other selected countries as of December 31, 2001:

	Population(1)	Wireless Teledensity(1)	Wireline Teledensity(1)
	(millions)%		%
Hong Kong	6.72	85.9	57.66
South Korea	46.79	62.08	47.6
Taiwan	22.41	96.88	57.34
Singapore	4.13	72.41	47.14
United States	285.93	44.42	66.45
Malaysia	23.80	29.95	19.91
Thailand	63.58	11.87	9.39
Philippines (2)	84.5	18.0	4.1
China	1,296.14	11.17	13.81
Indonesia	214.84	2.47	3.7

Sources:   (1)    International Telecommunications Union December 2001 report.

(2)	Population data for the Philippines as of December 2002 and based on Economist Intelligence Unit — Philippines. Wireless and wireline teledensity based on our estimates and on a review of third party sources and publicly available information.

The Philippine government began to liberalize the communications industry in 1993. A regulatory framework was developed to promote competition with PLDT, the former monopoly provider, and accelerate the development of the communications industry. The NTC, composed of three commissioners appointed by the President of Philippines, is the regulatory authority responsible for the communications industry in the Philippines.

Historically, PLDT has been the predominant fixed line operator in the Philippines. As a result of the liberalization in the 1990s, numerous communications operators have entered the Philippine communications market. Including PLDT, there are currently ten major wireline operators, 11 international gateway facility operators and seven wireless service providers in the Philippines. We are the largest provider of wireless services in terms of revenues and second in terms of subscribers.

Wireless Market

The Philippine wireless market has experienced rapid growth in recent years. According to the NTC, the number of wireless subscribers increased from 1.7 million as of December 31, 1998 to approximately 15.2 million as of December 31, 2002. Over the last two years, the great majority of cellular growth has taken place specifically within the digital GSM segment. In 2000, the number of wireless subscribers exceeded the number of lines in service for wireline service for the first time.

Wireless subscriber growth in the Philippines has been driven by the unique demographics and topography of the Philippines. Over 50% of the population in the Philippines is below the age of 25. The Philippines comprises more than 7,100 islands, which favors the provision of voice communication through wireless rather than wireline communication systems. With mass market appeal, the increasing affordability of wireless handsets and wireless services, and the wide coverage of wireless networks, the growth of wireless subscribers in the Philippines has been substantial. The popularity of wireless communication has also been driven in part by prepaid service because it permits customers who would not otherwise meet the credit standards for postpaid service to obtain wireless service. To the wireless operators, prepaid accounts do not pose any credit risk.

Wireless data services, primarily SMS text messaging, have further contributed to the popularity of wireless communication in the Philippines. SMS usage in the Philippines is significantly higher than in most other countries. In addition, in order to attract new subscribers, mobile service providers in the Philippines provide a certain number of monthly free SMS text messages to their subscribers. This has further increased the popularity of SMS messaging.

Communications service providers in the Philippines are not currently deploying any 3G wireless technology. The Philippine government has not indicated when and how it will carry out auction plans for 3G licenses.

Seven wireless operators including us in the Philippines have been granted licenses to provide nationwide service. Wireless operators are free to choose the network technology that they wish to deploy. The table below sets forth the technology deployed, the date of commercial launch and the reported number of subscribers as of the most recent date available for each wireless operator:

Operator	Year of Commercial Launch	Subscribers		Wireless System	Wireless Technology	Operating Spectrum
Globe	1994	5,719,400	(1)	Digital	GSM	20MHz
Islacom*	1994	852,785	(1)	Digital	GSM	10MHz
Smart**	1994	6,825,686	(2)	Analog/Digital	ETACS/GSM	15MHz
Piltel**	1991	1,773,620	(2)	Analog/Digital	AMPS/CDMA	11MHz
Bayantel	Not applicable	Not applicable		Digital	GSM	10MHz
Extelcom	1991	141,725	(3)	Analog	AMPS	10MHz
Digitel	2003	No data available		Digital	GSM	10MHz

*	Wholly owned by Globe.
**	Affiliate of PLDT.

Sources:

(1)	Globe disclosures for the year ended December 31, 2002.
(2)	Disclosures of SMART and Piltel as of December 31, 2002.
(3)	Subscribers as of December 31, 2000; Source: 2000 annual report of Millicom International Cellular, S.A. (in report of Express Telecommunications).

Since 2000, the wireless communications industry has experienced consolidation. PLDT completed its acquisition of Smart in March 2000 and Globe acquired Islacom in June 2001. Currently, Smart and Globe are the two leading wireless operators in the Philippines.

Bayantel obtained its GSM license for providing wireless services in August 2000, but has been delayed in rolling out its network due to litigation relating to the validity of its license. In August 2000, Digitel was granted a GSM license to offer digital wireless service on the 1800 MHz frequency band. Additionally, NEXTEL, although licensed for wireless trunked radio services, has also begun to offer call service connectivity to wireless and wireline users. Digitel began to build its network in 2000 and formally launched its wireless service under the brand name Sun Cellular in February 2003. Extelcom was granted a license to provide wireless services in 1991 and was recently granted additional spectrum. However, its subscriber base has been relatively small.

Wireline Voice Market

There are ten major wireline operators in the Philippines with licenses to provide local and domestic long distance service. PLDT is the dominant provider.

The Philippine wireline voice market has experienced modest growth in recent years with the number of lines in service increasing from over two million in 1998 to approximately 3.5 million in 2002. This increase in the number of wirelines is the result of the roll-out requirements for wireless and international long distance service providers.

Each operator (other than PLDT, which is authorized to provide nationwide wireline services) has been granted service areas in which they must install the required number of wirelines and provide service. The NTC has created 15 such service areas in the Philippines and in order to promote network construction, it has been the government policy to allow only one or two major operators (in addition to PLDT) in each service area.

Rates for local exchange and domestic long distance services have been deregulated and operators are allowed to have metered as well as flat monthly fee tariff plans for the services provided.

Wireline Data Market

The wireline data service business is a growing segment of the wireline industry. As the Philippine economy grows, businesses are increasingly utilizing the internet for critical business needs such as sales and marketing, inter-company communications, database management and data storage. We expect the wireline data business to grow significantly as the demand for data and internet services increases.

International Long Distance Market

International long distance providers in the Philippines generate revenues from both inbound and outbound international call traffic. Pricing is based on international settlement rates. International long distance traffic has been increasing at a rapid rate in the Philippines in recent years.

There are 11 licensed international long distance operators, nine of which directly compete with us for customers. PLDT is the dominant provider of international long distance services.

Rates for international long distance traffic are based on a concept of accounting rates which provide a common method of compensating the originating and terminating carrier. In general, international long distance carriers negotiate per minute accounting rates on a route-by-route basis with a single rate used by all carriers on that route. This accounting rate is usually denominated in U.S. dollars or special drawing rights. The accounting rate framework results in countries, such as the Philippines, which have large imbalances in their international long distance traffic, generating large net settlement revenues denominated in U.S. dollars and special drawing rights.

In December 1996, the FCC proposed a global reduction of international settlement rates. Prior to 2001, the accounting rate for all carriers on route from the U.S. to the Philippines was $0.46 per minute. In 2001, the rate was reduced to $0.38 per minute. According to the NTC, the current FCC benchmark rate is $0.19 per minute.

On March 10, 2003, the FCC ordered all U.S. facilities-based carriers to withhold payments of settlement rates to us and five other Philippine carriers until such time as the FCC issues a public notice stating otherwise. On March 11, 2003, the NTC issued an order directing all Philippine carriers not to accept traffic on direct circuits with U.S. facilities-based carriers who do not pay for services rendered and to take all necessary steps to collect payments for services rendered. See Item 8: “Financial Statements — Legal Proceedings.”

Organizational Structure

Globe owns 100% of Islacom. Islacom is incorporated under the laws of the Philippines.

Property, Plant and Equipment

We lease space for most of our 80 business centers and 2,190 cell sites throughout the Philippines. We intend to lease additional space for cell sites and business centers as we continue to expand our wireless network.

In 1998, Globe purchased several floors of Pioneer Highlands Towers 1 and 2 to serve as its corporate headquarters which was renamed Globe Telecom Plaza. Globe Telecom Plaza is located at Pioneer Corner Madison Streets, Mandaluyong City. We lease additional office space in Makati and Ermita.

The infrastructure for Globelines fixed telephone service now includes six telephone host exchanges in Makati, Mandaluyong, Batangas, Cavite, Marikina and Iligan, ten remote switching units and seven PCOs. Globe and Islacom together have also installed more than 1.4 million fixed lines.

For our international telephony business, we have five toll switching systems in its Ermita, Mandaluyong, Cavite, Batangas and Iligan host exchanges. We operate three international gateway facilities. Two international gateway switches are located in Metro Manila while the third is in Cebu. We have also invested in several submarine cable systems, in which we either own or lease a share of the systems’ total capacity.

In November of 2001, we inaugurated our first cable landing station to land the C2C cable network, a 17,000 kilometer long submarine cable network linking the Philippines to Hong Kong, Taiwan, China, Korea, Japan and Singapore. The C2C cable network is one of the largest networks in the Asia-Pacific region in terms of design capacity. This will enable us to lower our transmission cost for carrier services by enhancing our capacity. In 2002, Tycom Asia Networks Ltd. sold its 4.25% ownership interest in C2C to Islacom.

On December 12, 2001, we inaugurated two buildings in Cebu. Currently, the Globe Isla Plaza in the Cebu Business Park and the Globe Telecom IT Plaza in Lahug, a technical center and telepark houses the latest in computer and communications systems and applications. In November 2002, we completed construction of our Makati host exchange along Valero St., Makati City.

In our view, our properties are in good condition, except for ordinary wear and tear, and are adequately insured. Except for the properties covered by mortgages in favor of certain suppliers and commercial banks to secure an outstanding loan of (Peso)3.9 billion ($72.3 million), all our properties are free from any mortgage, pledge, lien or encumbrance.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our audited consolidated financial statements and the related notes thereto, beginning on page F-1 of this annual report. Our financial statements have been prepared in accordance with Philippine GAAP, which differs in certain significant respects from U.S. GAAP. Note 26 of the notes to our audited consolidated financial statements provides a description of the significant differences between Philippine GAAP and U.S. GAAP as they relate to us and reconciliations of net income and stockholders’ equity and certain balance sheet items to U.S. GAAP for the periods and at the dates presented. You should also read the information under “Forward-Looking Statements” for special information about our forward-looking information.

Unless otherwise indicated, the financial results of Islacom have been consolidated since June 27, 2001. Data for the year ended December 31, 2000 and prior years reflects only the performance of Globe. Since we did not consolidate the financial results of Islacom until after June 27, 2001, our historical, pre-acquisition financial information discussed in this section may not be indicative of our future performance. Prior to the June 27, 2001 acquisition of Islacom, Globe had no subsidiaries, so there was no difference between our consolidated and unconsolidated operating results and financial condition.

Introduction

We are one of the two leading providers of wireless communications services in the Philippines. With approximately 6.6 million wireless subscribers at December 31, 2002, we account for approximately 43% of the total wireless subscribers in the country. We also offer wireline voice communications and data transmission services, domestic and international long distance communications services and carrier services. Our wireless service revenues accounted for 79% of our net service revenues of (Peso)42,422.3 million ($796.6 million) in 2002. We are listed on the PSE and included in the Philippine Composite Index. As of December 31, 2002, we had a market capitalization of (Peso)68 billion ($1.2 billion).

Our wireless subscriber base has grown significantly in recent years. During the same period, there has also been rapid growth in wireless data services, primarily because of growth in SMS. The competitive landscape of the Philippine communications industry has also changed. The industry has experienced consolidation in which we have emerged as the second largest wireless communication service provider in the Philippines in terms of the number of subscribers.

We have achieved significant revenues and earnings, consistent operating margins and a strong balance sheet. Our net operating revenues increased from (Peso)35,403.4 million in 2001 to (Peso)45,814.7 million ($860.3 million) in 2002. Net service revenues registered an even more pronounced increase at 42% from (Peso)29,949.0 in 2001 to (Peso)42,422.3 in 2002. Our net income, likewise, increased from (Peso)1,548.8 million in 2000 to (Peso)6,844.6 million ($128.5 million) in 2002.

On June 27, 2001, Islacom became a wholly-owned consolidated subsidiary of Globe. The combination involved the issuance of Globe’s common and preferred shares to Islacom’s shareholders in exchange for 100% of the issued and outstanding stock of Islacom. The transaction was accounted for under the purchase method of accounting.

Net Operating Revenues

Our gross operating revenues are driven primarily by subscriber levels, usage and prices charged for each service that we offer.

•	Our wireless subscribers increased from 2.6 million at the end of 2000 to approximately 4.6 million at the end of 2001. Islacom contributed 121,654 wireless subscribers as of the end of 2001 as a result of Globe’s combination with Islacom. Our wireless subscribers increased to approximately 6.6 million at the end of 2002. The increase in wireless subscribers was due primarily to increased marketing efforts. Our wireline subscribers increased from 157,582 at the end of 2000 to 227,999 at the end of 2001. The increase in wireline subscribers was due in part to Globe’s combination with Islacom, which contributed 73,106 wireline subscribers as of the end of 2001. Our wireline subscribers decreased to 223,249 in 2002 due to a significant increase in total disconnected lines. With the increasing penetration of wireless telephones in the affordable market in the Philippines, and as the wireless communications market matures, we expect our future subscriber growth rate will be lower than in the past.

•	Rapid subscriber growth has been accompanied by increasing usage of our services.

•	As part of our strategy to increase our subscriber growth and in response to increased competition, we have reduced rates for our wireless and carrier services in recent years. This downward pressure on service rates has eased in 2001 and 2002. The reduction in wireless rates was partially offset by a reduction in free SMS text messaging. Despite the rate pressures, we have rapidly increased net operating revenues and net income through continued subscriber growth and higher call traffic.

We report operating revenues on a net basis, which consist of gross operating revenues less domestic interconnection charges, international settlement payouts and, to a lesser extent, promotional discounts. Gross operating revenues consist of gross service and non-service revenues from all communications services provided, including international and domestic settlement and interconnection charges paid to us by other carriers. Domestically, we pay interconnection charges to other carriers for calls terminating to their networks and hauling charges for calls that pass through other networks to the terminating network. These charges are based on a negotiated price per minute. Internationally, we make payouts in connection with our outbound international calls. These rates are driven by pricing pressures and trends in the international long distance market.

In this annual report, we also discuss gross service revenues and net service revenues. Gross service revenues represent gross operating revenues net of non-service revenues. Net service revenues represent gross service revenues net of payouts to domestic and foreign carriers. Non-service revenues consist of the proceeds from the sale of handsets, SIM cards and accessories, net of promotional discounts on prepaid calling cards. Wireless service revenues include one-time registration fees, monthly subscription fees, airtime revenues net of interconnection charges and revenues from value-added services.

The interconnection charges we paid decreased as a percentage of gross service revenues from 25% in 2000 to 23% in 2001, and increased to 29% in 2002. Subscriber growth was a major factor in reducing our interconnection charges because it permitted more domestic calls originating and terminating within our own network, which do not require payouts to other carriers. In addition, the growth in the subscriber base has also led to decreased inbound calls to our international gateway facilities terminating to other networks. However, the increase in interconnection charges as a percentage of gross service revenues in 2002 compared to 2001 was primarily due to increased payouts to other network operators related to SMS transactions, increase in settlement rates and higher calls terminating to other networks.

In July 2001, we revised our interconnection agreements with PLDT and Smart and put in place revised termination charges for various traffic streams. The interconnection charges were implemented in two phases, in July 2001 and January 2002. While access charges for calls originating from a wireline subscriber that terminate on a wireless network have been reduced, the charges for calls originating from a wireless subscriber that terminate on a wireless network have been increased. The changes in the charges resulted in a reduction in access charges to be paid by PLDT to us and an increase in access charges paid by us to Smart. The overall effect has been a net reduction in our net operating revenues. In January 2003, we signed an agreement with PLDT and Smart which amends our existing interconnection agreements. Pursuant to the agreement, effective January 1, 2004, access charges for calls originating from wireless or wireline subscribers that terminate on a wireless network will be decreased to (Peso)4.00 per minute. For a discussion of other recently adopted access charges, See Item 4. “Information on the Company — Business Overview — Interconnection.”

Our results of operations can be significantly affected by subscriber deactivations, known as churn. Globe’s postpaid and prepaid wireless average monthly churn rates were 1.8% and 2.1%, respectively, in 2001 and 2.4% and 2.3%, respectively, in 2002. The increase in average monthly churn rates was primarily due to a slowdown in the economy and increased competition. We launched Touch Mobile wireless prepaid service in September 12, 2001. The average monthly churn rate for Touch Mobile was 2.7% in 2002.

Our wireline average monthly churn was 1.9% in 2001 and 2.5% in 2002 on a consolidated basis. The higher wireline average monthly churn rate in 2002 was primarily due to an effort to clean up our subscriber base.

Net Operating Revenues by Line of Business

The following table shows net operating revenues for each of our businesses for the periods indicated:

	Year Ended December 31,
	2000			2001			2002
	(in millions of Pesos, except percentages)
Net operating revenues from:
Service revenues
Wireless(1)	(Peso)	12,442	62.0%	(Peso)	23,604	66.7%	(Peso)	33,537	73.2%
Voice		9,786	48.7		17,300	48.9		20,960	45.7
Data		2,656	13.2		6,304	17.8		12,577	27.5
Wireline voice(2)		2,053	10.2		2,599	7.4		3,104	6.8
Wireline data(3)		794	4.0		994	2.8		1,084	2.4
Carrier		1,536	7.7		2,741	7.7		4,647	10.1

Net service revenues(4)	(Peso)	16,825	83.8%	(Peso)	29,938	84.6%	(Peso)	42,372	92.5%

Non-service revenues(5)		3,252	16.2		5,465	15.4		3,443	7.5

Net operating revenues	(Peso)	20,077	100.0%	(Peso)	35,403	100.0%	(Peso)	45,815	100.0%

(1)	Wireless service revenues include: (1) fixed monthly charges plus charges for local calls in excess of the free minutes for various Globe Handyphone postpaid plans, including currency exchange rate adjustments, or CERA; (2) airtime fees from the prepaid card service (Globe Prepaid Plus and Touch Mobile) recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card or (b) expiration of the unused value of the prepaid card, which occurs two months after activation, but excluding any usage of call cards originally provided without cash proceeds (promotional airtime call cards prior to August 1, 2002); (3) revenues generated from international and national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees on promotional airtime call cards prior to August 1, 2002) to other carriers and transfer pricing charges to the carrier services group; and (4) revenues from value-added services, mainly text messaging. Interconnection fees (including interconnection fees on promotional airtime call cards prior to August 1, 2002) to other carriers and transfer pricing charges to the carrier services group are deducted from operating revenues.
(2)	Wireline voice net operating revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from international and national long distance calls made by the postpaid and prepaid wireline subscribers and payphone customers; (4) payphone revenues from local, national and international calls; and (5) revenues from value-added services. Interconnection fees to other carriers and transfer pricing paid to carrier services group are excluded from net service revenues.
(3)	Wireline data net operating revenues consist of revenues from: (1) international and domestic leased lines; (2) telex services; (3) internet services; and (4) other wholesale transport services.
(4)	Net service revenues represent net operating revenues net of non-service revenues.
(5)	Non-service revenues consist of the proceeds from the sale of handsets, SIM cards and accessories, net of promotional discounts on prepaid calling cards.

Starting January 1, 2000, we changed from access charging to transfer pricing to allocate outgoing international long distance revenues among our wireless, wireline and carrier services groups to improve the monitoring of business group performance.

•	Under the prior access charging method, the carrier services group retained all collections except for (1) international settlement rates paid to foreign communications companies and (2) a domestic access charge allocated to the wireless or wireline group (depending on which group originated the call) for each call generated by a wireless or wireline subscriber.

•	Under the new transfer pricing method, allocation of outgoing international revenues among the business groups is reversed. The wireless or wireline group (depending on which group originates the call) retains all collections except for amounts allocated to the carrier services group for (1) international settlement rates due to foreign communications companies and (2) an internal access charge for the use of international gateway facilities and hauling charges.

•	Under the transfer pricing method, our carrier services group sets the transfer prices which reflect the current market rates to terminate calls with foreign operators. We believe this method gives proper credit to wireless and wireline groups for their increasing subscriber base and call volume and forces our carrier business group to achieve lower termination costs.

Since 2000, prepaid wireless service revenues have accounted for an increasingly larger proportion of total wireless services revenues, as shown in the following table:

	Year Ended December 31,
	2000	2001	2002
Postpaid wireless service revenues	45.0%	32.9%	26.7%
Prepaid wireless service revenues	55.0%	67.1%	73.3%

Total wireless service revenues	100.0%	100.0%	100.0%

Prepaid services are well suited for our market because they offer us high subscriber growth potential among large numbers of limited budget users, low subscriber acquisition and service costs and no credit risk. Postpaid subscribers generally are high-income customers (typically business executives, professionals, entrepreneurs and international travelers) with high airtime and high usage of value-added services that in turn generate high average revenue per user, but also cost more to service.

The NTC issued a new circular in 2000 which, among other things, would require operators to extend the validity of the standard prepaid cards for wireless services from two months to two years and change the billing policy from a per-minute to a six second per pulse basis. Both proposed measures are being challenged by several Philippine mobile communications service providers, including us, in legal proceedings instituted in the Philippines. In the event we do not succeed in challenging the validity of the circular, the implementation of the new billing requirements, in their current form, could significantly increase our operating expenses and lower our revenue per subscriber and could have a significant adverse effect on our profitability. See Item 3. “Key Information — Risk Factors — If the new billing requirements issued by the NTC are implemented in their current form, we could suffer significant adverse financial effects” and Item 4. “Information on the Company — Regulation.”

Operating Expenses

Our operating expenses consist primarily of cost of sales, services and others, staff costs, selling, advertising and promotions expenses, rent, repairs and maintenance, utilities, supplies and other administrative expenses. Cost of sales reflects our costs of handsets, phone kits and accessories. Services and others include primarily professional and management fees, security and other contractual services and taxes and licenses. Our operating expenses as a percentage of net service revenues has continued to decline primarily due to better management of costs and substantial growth in our revenues.

Deferred Charges

Philippine GAAP permits the deferral of business development and start-up costs, net of incidental revenues, for a new business until the commencement of commercial operations. These costs are amortized on a straight-line basis over ten years from the commencement of the relevant operations. We had (Peso)347.0 million ($6.5 million) of unamortized deferred costs as of December 31, 2002. We have not deferred any additional business development and start-up costs since 1997. Under U.S. GAAP, such costs are not deferred but are expensed as incurred. See note 26(e) of the notes to our audited consolidated financial statements.

Property and Equipment

In 2002, as a result of a review of the estimated useful lives and depreciation methods applied to certain items of property and equipment, management came to the conclusion that there has been a significant change in the expected pattern of economic benefits from certain telecommunications equipment. We prospectively revised the remaining useful lives of certain telecommunications equipment from an average of 3-20 years to 3-10 years, and the corresponding change has been accounted for as a change in accounting estimate. The change increased the depreciation expense for the year ended December 31, 2002 by approximately (Peso)1,147.5 million ($21.6 million), before related income taxes.

Income Taxes

We are subject to the higher of the minimum corporate income tax, or MCIT, equivalent to 2% of gross income as defined under applicable laws, or the regular corporate income tax of 32%, or RCIT. The MCIT payments may be carried forward and credited against our RCIT liabilities within the next three years. Also, Globe and Islacom are entitled to a net operating loss carryover, or NOLCO, which allows Globe and Islacom to offset such loss against their respective taxable income within three years following the year when the loss was incurred. For the year ended December 31, 2000, Globe had fully utilized both the MCIT carry forward and NOLCO arising from 1998 and 1999 operations due to the increase in taxable income. As of December 31, 2002, Islacom had total deferred tax assets in the amount of (Peso)3.2 billion ($60.1 million), a substantial portion of which represents NOLCO. For the year ended December 31, 2002, Islacom applied (Peso)2.6 billion ($48.8 million) of its available NOLCO as deduction from its taxable income.

For the year ended 2002, consolidated provision for current and deferred income tax amounted to (Peso) 2,250.6 million ($42.3 million) or an effective tax rate of 18% of net income before share in Islacom’s net loss before tax. In 2001, our provision for current and deferred income tax was (Peso)2,491.7 million, or 31% of income before income tax and share in Islacom’s net losses. The decrease in effective tax rate in 2002 is due to the availment of the three-year Income Tax Holiday, or ITH, on our income from our Phase VIII capital expenditures expansion program registered with the Philippine Board of Investments effective April 1, 2002. The Phase VIII capital expenditure program was granted “pioneer status” by the Philippine Board of Investments and entitled Globe to an ITH for three years from May 2002 or from the actual start of commercial operations, whichever is earlier, but in no case earlier than the date of registration. Application of the ITH commenced on April 1, 2002, the date when Phase VIII expansion was placed in commercial operation. Only income from Phase VIII expansion is entitled to the ITH.

Critical Accounting Policies

Note 2 of the notes to our audited consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from these estimates. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Adoption of New Accounting Standards

In July 2002, the Philippine SEC approved the adoption of the following Statements of Financial Accounting Standards, or SFAS, which became effective for audited financial statements covering the period beginning January 1, 2002. These standards correspond to International Accounting Standards, or IAS. Globe Telecom and Islacom adopted the following SFAS/IAS effective January 1, 2002:

•	SFAS 16/IAS 16, Property, Plant and Equipment;
•	SFAS 24/IAS 24, Related Party Disclosures;
•	SFAS 27/IAS 27, Consolidated Financial Statements;
•	SFAS 28/IAS 28, Investment in Associates; and
•	SFAS 36/IAS 36, Impairment of Assets.

The new SFAS/IAS provide more specific criteria and guidelines and require additional disclosures to the financial statements. The adoption of the abovementioned SFAS/IAS does not have a material effect on the financial statements. However, there can be no assurance that there will be no material impact in the future with respect to SFAS 16/IAS 16 and SFAS 36/IAS 36.

Revenue Recognition

Our net operating revenues for all services (except prepaid wireless and wireline sales) are recognized on an accrual basis at the time the service is rendered and the revenues are earned. We base interconnection fees and charges on agreed rates with the other foreign and local carriers and content providers and any unpaid amounts are shown as traffic settlement payables under accounts payable and accrued expense on our consolidated balance sheet. Inbound revenues, which are included as part of net operating revenues, represent the settlements received from communications providers who sent traffic to our network and any uncollected revenues are shown as traffic settlement receivables under receivables on our consolidated balance sheet. Inbound revenues are based upon agreed transit and termination rates with other carriers.

We accrue the interconnection fees and charges and inbound revenues based on actual volume of traffic monitored by us from the switch. We make adjustments to the accrued amount for discrepancies between the traffic volume in accordance with our records and the records of the other carriers. These adjustments are recognized as they are determined and are mutually agreed to by the parties.

One-time registration fees received from certain mobile subscribers are included in net operating revenues. The related costs incurred in connection with the acquisition of subscribers, which in total exceed the one-time registration fees, are charged to operations. Subscriber acquisition costs are charged to operations in the year in which they are incurred. Installation fees received from landline subscribers are also credited to net operating revenues in the year in which they are received. The related labor costs on installation, which also exceed the installation fees, are also charged to operations. Under U.S. GAAP, the up-front fees received from subscribers are deferred and amortized over the expected term of the customer relationship.

We charge prepaid wireless customers for calling cards and airtime ahead of usage and initially record payments from prepaid sales as deferred revenues. These are shown as accounts payable and accrued expenses in the liabilities section of our balance sheet. Revenues are realized upon the earlier of actual usage of the airtime value of the card or expiration of the unused value of the card, excluding the airtime value of free call cards given to dealers as promotional items. Interconnection fees and charges arising from the actual usage of free call cards are recorded as incurred. As of August 1, 2002, we discontinued the practice of issuing promotional airtime call cards to dealers.

Deferred Charges

SFAS 38/ IAS 38 (as revised), “Intangible Assets,” prescribes accounting and disclosure requirements for intangible assets that were not specifically dealt with in other SFAS and expenditures on advertising, training, start-up and research and development activities. SFAS 38/ IAS 38 will become effective for financial statements covering periods beginning on or after January 1, 2003. On such date, any remaining balance of certain deferred charges included in “Other Assets” shown in the consolidated balance sheets will be adjusted retroactively to retained earnings and comparative financial statements will be restated. See note 8 of the notes to our audited consolidated financial statements.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization, accumulated provision for impairment loss and allowance for probable losses, if any. Cost includes: (a) interest and other financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation; and (b) foreign exchange differentials (foreign exchange loss net of foreign exchange gain) arising from restatement to prevailing exchange rate of foreign currency-denominated liabilities related to the acquisition of property and equipment. Foreign exchange losses are no longer included as part of cost if the resulting carrying amount of the related fixed asset exceeds the lower of the replacement cost and the amount recoverable from the use or sale of the asset.

We capitalize interest and other financing charges on the debt used to finance the acquisition of property and equipment until substantially all installation activities are complete. Depreciation is computed using the straight-line method over the estimated useful lives of the assets regardless of utilization. The foreign exchange differential capitalized as part of the cost of the property is depreciated over the remaining estimated useful life of the related property. Leasehold improvements are amortized over their useful lives or the period of the lease agreements, whichever is shorter. A review of the estimated useful lives of the property and equipment based on factors that include asset utilization, technological changes, environmental and anticipated use of the assets is done annually. In 2002, the Globe Group revised the estimated useful lives of certain equipment from 3-20 years to 3-10 years. The change was accounted for as a change in accounting estimate. See note 7 of the notes to our audited consolidated financial statements.

Maintenance and repairs are charged to operations. Major renewals and improvements, which extend the lives of the equipment, are capitalized to the appropriate property and equipment accounts. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

An allowance is provided for probable losses on property and equipment resulting from the conduct of periodic physical count. An allowance for obsolescence is also provided based on the observed condition of the assets during the count.

We assess the impairment of property and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	our market capitalization relative to net book value.

Under Philippine GAAP, whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income. The recoverable amount is the higher of an asset’s net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash generating unit to which the asset belongs. Under U.S. GAAP, an impairment loss shall be recognized only if the carrying amount of the long-lived asset to be held and used is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Goodwill

Under U.S. GAAP, goodwill is recognized as an asset on the balance sheet. In 2002, SFAS 142 “Goodwill and Other Intangible Assets” became effective and as a result, we ceased to amortize the approximately (Peso)2.5 billion ($46. million) of goodwill attributable to our acquisition of Islacom that is on our balance sheet at December 31, 2002 under U.S. GAAP. In lieu of amortization, we performed an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. In 2002, the goodwill was tested in accordance with the provisions of SFAS 142 for impairment by comparing the fair value of the reporting units to its carrying value. The fair value exceeded its carrying value, and therefore no impairment loss was recognized upon adoption. Under Philippine GAAP, our goodwill attributable to the Islacom acquisition has been charged against additional paid-in capital.

Receivables

Receivables are recognized and carried at billable amounts less the allowance for doubtful accounts. We maintain an allowance for doubtful accounts at a level we consider adequate to provide for potentially uncollectible receivables. The level of this allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. We perform a review of the age and status of receivables, designed to identify accounts to be provided with allowance on a continuous basis.

Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless and wireline subscribers. Such permanent disconnections generally occur within 90 days from statement date. As an overriding policy, full allowance is provided for residential and business wireline subscribers with outstanding receivables that are past due by 90 and 150 days, respectively.

We have a general policy of providing a full allowance for net international and national traffic settlement receivables which are not settled within ten months from the transaction date and after a review of the status of settlement with other carriers. A majority of our local traffic settlement receivables has been resolved upon review of the status of settlement or through various other alternative arrangements with carriers.

Capitalization of Foreign Exchange Losses

We recognize foreign exchange gains and losses arising from the remeasurement of foreign currency denominated monetary assets or liabilities in our statements of income in the period incurred, except for foreign exchange gains and losses arising from the remeasurement of foreign currency liabilities used to finance the acquisition of property and equipment which are not recognized in our statements of income when incurred, but are added to or deducted from the carrying amount of the related property and equipment accounts on our balance sheet and then amortized as depreciation expense based on the remaining estimated useful life of the related property and equipment account. This treatment of foreign exchange losses is allowed under Philippine GAAP. The value of the Peso has depreciated since 1997. As a result, to the extent that the foreign exchange risks on these borrowings were not hedged, we incurred net foreign exchange losses primarily related to borrowings in U.S. dollars of (Peso)4,361.1 million in 2000, (Peso)482.9 million in 2001, and (Peso)960.5 million ($18.0 million) in 2002.

The consolidated foreign exchange differentials attributed to the restatement of foreign currency-denominated liabilities used to finance the acquisition and installation of Globe and Islacom property and equipment consisted of foreign exchange losses of (Peso)464.3 million ($8.7 million) for 2002. This foreign exchange differential was added to the cost of the appropriate property and equipment accounts. At December 31, 2002, we had net capitalized foreign exchange losses of (Peso)4,976.3 million ($93.4 million) net of accumulated depreciation of (Peso)1,526.1 million ($28.7 million). We historically have recognized only small amounts of non-capitalized foreign exchange gains and losses in our income statement. Under U.S. GAAP, foreign exchange gains and losses are required to be recognized in our income statement in the period incurred. These gains and losses are reflected in other income (expense). See note 26a of the notes to our audited consolidated financial statements.

SFAS 21/IAS 21 “The Effects of Changes in Foreign Exchange Rates,” provides certain restrictions in allowing capitalization of foreign exchange differentials under Philippine GAAP. SFAS 21/IAS 21 will become effective for financial statements covering periods beginning on or after January 1, 2005. Accordingly, under this standard we will no longer be able to continue to capitalize foreign exchange differentials effective January 1, 2005. On such date, any remaining balance of the capitalized foreign exchange differentials will be adjusted retroactively against retained earnings.

Foreign Currency Transactions

Our transactions denominated in foreign currencies are recorded in Pesos based on the exchange rate prevailing at transaction date. Foreign currency-denominated monetary assets and liabilities are translated to Pesos at exchange rates prevailing at balance sheet dates. Foreign exchange differentials between transaction rate and rate at settlement date or balance sheet date of unhedged foreign currency-denominated monetary assets or liabilities are credited or charged to current operations, except those pertaining to foreign currency-denominated liabilities related to the acquisition of property and equipment which are added to or deducted from the carrying amount of the related property and equipment account.

We enter into short-term foreign-currency forwards to manage our foreign exchange exposure related to foreign currency-denominated monetary assets and liabilities.

For certain long-term foreign currency-denominated loans, we also enter into long-term foreign currency swap contracts to manage our foreign exchange and interest rate exposures. We sometimes enter into such agreements in combination with options.

Under Philippine GAAP, translation gains or losses on these foreign currency forwards and swaps are computed by multiplying the notional amounts by the difference between the exchange spot rates prevailing on the balance sheet date and the exchange spot rates on the contract inception date (or the last reporting date). The resulting translation gains or losses on the currency forwards are offset against the translation losses or gains on the underlying foreign currency-denominated monetary assets and liabilities. The resulting translation gains or losses on the currency swaps are offset against the translation losses or gains on the underlying foreign currency-denominated loans. The related revaluation amounts on the translation of foreign currency forwards and swaps are included in “deferred charges and others” account in the consolidated balance sheets, including the carrying amount of forward premiums or discounts which are amortized over the life of the related contract. Swap costs accruing on long-term foreign currency swap contracts and are currently due to the swap counterparties are charged to current operations.

Under U.S. GAAP, effective January 1, 2001, we have adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedges allow a derivative’s gains and losses to offset related results on the hedged item in the income statement, or deferred in the stockholders’ equity as “other comprehensive income.” SFAS 133 requires that an entity must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment.

We have adopted the hedge accounting treatment of SFAS 133 effective April 1, 2001 for certain derivative instruments. For the quarter ended March 31, 2001, net mark-to-market gains and losses on derivative instruments were accounted for directly in the 2001 statement of income.

It is our policy to ensure that capabilities exist for active but conservative management of its foreign exchange and interest rate risks. We do not engage in any speculative derivative transaction. Authorized derivative instruments include embedded and freestanding forward contracts, currency swaps, interest rate swaps, and embedded and freestanding currency options.

Fair Value Hedges

Effective April 1, 2001, certain embedded currency options are bifurcated and designated as fair value hedges of foreign currency denominated liabilities arising from related host service contracts. Prior to the recognition of such liability, the embedded currency option is not designated as a hedge and fair value changes, both intrinsic value and time value, are accounted for directly in earnings.

Fair value hedges are hedges of the exposure to variability in the fair value of recognized assets, liabilities or firm commitments. The gain or loss on a derivative instrument designated and qualifying as a fair value hedge as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized currently in earnings in the same accounting period. Time value changes of embedded currency options are recognized currently in earnings and are not included in the assessment of hedge effectiveness. Hedge effectiveness is determined based on the hedge ratio of the fair value changes of the hedging instrument and the underlying hedged item. When the hedge ceases to be highly effective, hedge accounting is discontinued.

Cash Flow Hedge

We account as a cash flow hedge an interest rate swap entered into to manage its interest rate exposure on a floating-rate, foreign currency denominated long-term debt. A cash flow hedge is a hedge of the exposure to variability in future cash flows related to a recognized asset or liability, or a highly probable forecasted transaction. Changes in the fair value of a hedging instrument that qualifies as a highly effective cashflow hedge are recognized directly in “other comprehensive income”, which is shown under stockholders’ equity section. Any hedge ineffectiveness is immediately recognized in current operations.

Amounts accumulated in “other comprehensive income” are reclassified into earnings in the same period when the interest on the debt is accrued and affects earnings. If the interest on the debt is capitalized as part of the cost of a qualifying asset, the related fair value changes of the interest rate swap that are deferred in “other comprehensive income” will be amortized to earnings over the life of the qualifying asset.

Hedge accounting is discontinued prospectively when the hedge ceases to be highly effective. In this case, the cumulative gain or loss on the hedging instrument that has been reported in “other comprehensive income” is retained in stockholders’ equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in “other comprehensive income” is recognized immediately in current operations.

Other Derivative Instruments

For a derivative instrument not designated and not qualifying as either a fair value hedge or a cash flow hedge, the gain or loss on such instrument is accounted for directly to current operations.

Results of Operations

The following table shows certain income statement items as a percentage of our net service revenues for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
Net service revenues(1)	100.0%	100.0%	100.0%
Operating expenses(2)	35.4	32.0	26.8
Depreciation and amortization	19.9	20.7	25.9
Provision for doubtful accounts	6.5	4.3	1.1
Provision for losses on property and equipment and other probable losses	—	0.6	1.5
Provision for (recovery of) inventory losses, obsolescence and market decline	0.5	(0.1)	—
Income from operations	27.4	32.1	37.0
Interest income (expenses) — net	(10.6)	(8.1)	(7.9)
Provisions for restructuring cost on network integration	—	—	(0.5)
Losses on retirement of property and equipment	—	—	(5.2)
Other income (expenses) — net	(1.7)	(1.4)	(2.1)
Income before income tax	15.3	22.7	21.4
Provision for income tax	(6.1)	(8.3)	(5.3)
Net income	9.2	14.4	16.1

(1)	Net service revenues represent net operating revenues net of non-service revenues.
(2)	Not including cost of sales which relates to non-service revenues.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Our net operating revenues increased by (Peso)10,411.3 million in 2002 or 29% to (Peso)45,814.7 million ($860.3 million) from (Peso)35,403.4 million in 2001 primarily due to increases in the number of subscribers and service usage. As a percentage of total net service revenues in 2002 compared to 2001, wireless service revenues increased from 78.8% to 79.1%, wireline service revenues decreased from 12.0% to 10.0% and carrier service revenues increased from 9.2% to 11.0%. Total interconnection charges and payouts to other carriers increased from 23% to 29% of gross service revenues, primarily due to an increase in SMS payouts to other network operators.

The following table shows our net operating revenues for each of our businesses for the periods indicated:

	Year Ended December 31,
	2001		2002		2002(1)
	(in millions of Pesos and U.S. Dollars)
Net operating revenues from:
Service revenues
Wireless	(Peso)	23,603.7	(Peso)	33,536.6	$629.7
Voice		17,305.8		20,959.9	393.6
Data		6,297.9		12,576.7	236.2
Wireline voice		2,599.5		3,104.2	58.3
Wireline data		994.0		1,084.2	20.4
Carrier		2,740.8		4,647.2	87.3

Net service revenues(2)	(Peso)	29,938.0	(Peso)	42,372.2	$795.8

Non-service revenues		5,465.4		3,442.5	64.6

Net operating revenues	(Peso)	35,403.4	(Peso)	45,814.7	$860.4

(1)	Our financial statements are maintained in Pesos. For convenience, the Peso financial information as of and for the year ended December 31, 2002 has been converted into U.S. dollars at the exchange rate of (Peso)53.254 = $1.00, the exchange rate quoted by the Philippine Dealing System on December 31, 2002.
(2)	Net service revenues represent net operating revenues net of non-service revenues.

Wireless net service revenues increased by (Peso)9,932.9 million or 42% from (Peso)23,603.7 million in 2001 to (Peso)33,536.6 million ($629.7 million) in 2002. This increase in wireless net operating revenues primarily reflected subscriber growth and an increase in SMS usage. Postpaid and prepaid revenues accounted for 26.7% and 73.3%, respectively, of total wireless service revenues in 2002. Revenues from wireless data services, 84% of which are accounted for by regular SMS, increased by 100% to (Peso)12,576.7 million ($236.2 million) in 2002 from (Peso)6,297.9 million in 2001. Revenues from wireless data services accounted for 38% of wireless net services revenues in 2002, as compared to 27% in 2001.

Globe’s average monthly net operating revenues per postpaid wireless subscriber increased by 2% to (Peso)1,648 ($30.94) in 2002 from (Peso)1,616 in 2001. The net average monthly net operating revenues for Globe’s prepaid wireless subscribers was (Peso)476 ($8.94) in 2002, up from (Peso)444 in 2001. The net average monthly net operating revenues for Islacom’s Touch Mobile reached (Peso)293 ($5.50) in 2002. The increases in the average monthly net operating revenues were driven by continued subscriber usage of data services.

Non-service revenues decreased by (Peso)2,022.9 million or 37% from (Peso)5,465.4 million in 2001 to (Peso)3,442.5 million ($63.7 million) in 2002. The decrease was primarily due to a decrease in handset and phonekit sales.

Wireline voice net service revenues increased by (Peso)504.7 million or 19% from (Peso)2,599.5 million in 2001 to (Peso)3,104.2 million ($59.2 million) in 2002. The increase primarily reflected an improvement in revenues from national long distance and pay phone services.

Wireline data net operating revenues increased by (Peso)90.2 million or 9% from (Peso)994.0 million in 2001 to (Peso)1,084.2 million ($20.4 million) in 2002. The increase primarily reflected growth in the number of leased line customers.

Carrier services net operating revenues increased by (Peso)1,906.4 million or 70% from (Peso)2,740.8 million in 2001 to (Peso)4,647.2 million ($87.3 million) in 2002. This increase primarily reflected subscriber growth for wireless and wireline services, which resulted in more international calls being routed through our international gateway facility. Our outbound and inbound minutes of international long distance increased by 60% in 2002 compared with 2001. The increased net operating revenues also reflected a decrease in international interconnection charges and payouts to other carriers due to subscriber growth and network expansion that resulted in more inbound calls terminating on our network, eliminating our need to pay interconnection charges for these calls. These improvements more than offset declining rates for international long distance calls.

Operating costs and expenses, excluding cost of sales, increased by (Peso)1,795.3 million or 19% from (Peso)9,588.1 million in 2001 to (Peso)11,383.4 million ($213.8 million) in 2002 due primarily to an increase in administrative and marketing expenses. As a percentage of net service revenues, operating expenses decreased from 32% in 2001 to 27% in 2002.

Cost of sales decreased by (Peso)1,880.8 million or 22% from (Peso)8,559.4 million in 2001 to (Peso)6,678.6 million ($125.4 million) in 2002. The decrease was primarily due to a decline in handset sales.

The acquisition cost for Globe, which includes handset subsidies, commissions, advertising and promotion expenses and fees waived, per postpaid subscriber decreased by 3% to (Peso)3,396 ($63.8) in 2002 from (Peso)3,513 in 2001 primarily because of a decrease in commissions. Handset subsidy represents the difference between the book value of the handset and the selling price to a subscriber. For 2002, handset subsidies accounted for 75% of acquisition costs, commissions accounted for 8% and advertising expenses accounted for 17%. For the same period in 2001, handset subsidies accounted for 53% of acquisition costs while commissions and advertising expenses accounted for 31% and 16%, respectively.

Globe’s acquisition cost per prepaid subscriber decreased to (Peso)225 ($4.2) in 2002 from (Peso)433 in 2001 mainly due to the decrease in handset subsidies and commissions. Of the total acquisition cost in 2002, handset subsidies accounted for 16%, commissions accounted for 16% and advertising costs accounted for 68%. Of the total wireless prepaid acquisition cost in 2001, handset subsidies accounted for 67%, commissions accounted for 21% and advertising costs accounted for 12%.

Depreciation and amortization was (Peso)10,992.4 million ($206.4 million) in 2002, an increase of 77% from (Peso)6,199.1 million in 2001. As a percentage of net service revenues, depreciation and amortization was 26% in 2002, an increase from 21% in 2001. The increase reflected additional depreciation charges related to various telecommunications equipment placed in service during the year and the impact of the change in the estimated useful lives of certain fixed assets implemented in July 2002. The change increased the depreciation expense for the year ended December 31, 2002 by approximately (Peso)1,147.5 million ($21.5 million) before related income taxes. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The weighted estimated useful life of all assets is 9.7 years as of December 31, 2002.

Our provision for doubtful accounts, which consist of provisions for trade receivables from subscribers, net traffic settlement accounts and other non-trade receivables totaled (Peso)452.2 million ($8.5 million) in 2002, or 1% of net service revenues. This represents a 65% decrease from (Peso)1,294.9 million in 2001. The decrease is due to the decreased provisions for traffic settlement receivables from international and local carriers based on our bad debt provisioning policy and an improvement of our collection efforts on trade receivables.

Our provision for inventory losses, obsolescence and market decline in 2002 was a reversal of (Peso)19.7 million ($0.4 million) compared with a (Peso)18.0 million reversal in 2001. We also recognized provisions for possible losses on property and equipment and other probable losses of (Peso)616.3 million ($11.6 million) for 2002 compared to (Peso)168.4 million in 2001.

Other income (expenses) — net was an expense of (Peso)6,616.2 million ($124.2 million) in 2002 compared to (Peso)2,814.4 million in 2001. This change was due primarily to our losses on retirement of property and equipment and provision for restructuring costs on network integration in 2002, which resulted from the operational integration of the wireless networks of Globe and Islacom.

Our capitalized interest during 2002 amounted to (Peso)514.7 million ($9.7 million) compared to (Peso)592.0 million in 2001. Our total interest expense, including capitalized interest, amounted to (Peso)4,315.6 million ($81.0 million) in 2002 compared to (Peso)3,411.4 million in 2001.

Our income before income tax was (Peso)9,095.2 million ($170.8 million) in 2002 as compared to (Peso)6,797.1 million in 2001. Our provision for current and deferred income tax was (Peso)2,250.6 million ($42.3 million) in 2002, or 18% of income before income tax and share in Islacom losses. In 2001, our provision for current and deferred income tax was (Peso)2,491.7 million, or 31% of income before income tax and share in Islacom’s losses. The decrease in effective tax rate in 2002 is due to the availment of the three-year Income Tax Holiday, or ITH, on our income from our Phase VIII capital expenditures expansion program registered with the Philippine Board of Investments effective April 1, 2002. The Phase VIII capital expenditure program was granted “pioneer status” by the Philippine Board of Investments and entitled Globe to an ITH for three years. Only income from Phase VIII expansion is entitled to the ITH. Of the (Peso)2,250.6 million ($42.3 million), provision for current income tax amounted to (Peso)1,252.6 million ($23.5 million) and the balance of (Peso)998.0 million ($18.7 million) represents deferred income taxes to recognize the tax consequence attributed to the differences between the financial reporting bases of assets and liabilities and their related tax bases.

As a result of the factors discussed above, our net income was (Peso)6,844.6 million ($128.5 million) in 2002, an increase of (Peso)2,539.2 million or 59% from (Peso)4,305.4 million for 2001.

Result of Operational Integration of Wireless Network

On September 26, 2002, Globe announced the operational integration of the Globe and Islacom wireless networks. The integration is expected to expand the coverage and service offerings for Islacom subscribers, realize savings in capital and operating expenses from combined operations and increase operational efficiency for Globe and Islacom. Key elements of the operational integration involved the migration of existing Islacom’s wireless subscribers to the improved Touch Mobile brand; joint use of Islacom’s 10 MHz frequency resources; integration of Islacom’s network into Globe’s network; and the shutdown of certain elements of the Islacom’s network which cannot be redeployed in the Globe’s network. The operational integration allows the use of certain elements of the existing Islacom network in the Globe network. However, certain elements of the Islacom network had to be shut down to avoid unnecessary duplication and significant upgrade cost. Globe and Islacom anticipate reductions of around (Peso)1,500 million in its and Islacom’s capital expenditures programs and about (Peso)600 million in annual cash operating expenses as a result of the integration. The integration of Islacom’s network to Globe’s resulted in Islacom’s recognition of losses on retirement of Islacom’s assets of (Peso)2.2 billion ($41.3 million) and a provision for restructuring costs on network integration of (Peso)201.7 million ($3.8 million).

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Our net operating revenues increased by (Peso)15,326.2 million in 2001 or 76% to (Peso)35,403.4 million from (Peso)20,077.2 million in 2000, primarily due to increases in the number of subscribers and service usage offset in part by lower rates. As a percentage of total net service revenues in 2001 compared to 2000, wireless service revenues increased from 74% to 79%, wireline service revenues decreased from 17% to 12% and carrier service revenues remained at 9%. Total interconnection charges and payouts to other carriers increased from 25% to 26% of gross service revenues, primarily due to an increase in SMS payouts to other network operators.

The table below shows our net operating revenues for each of our businesses for the periods indicated:

	Year Ended December 31,
	2000		2001
	(in millions of Pesos)
Net operating revenues from:
Service revenues
Wireless	(Peso)	12,442.5	(Peso)	23,603.7
Voice		9,786.2		17,305.8
Data		2,656.3		6,297.9
Wireline voice revenues		2,053.0		2,599.5
Wireline data revenues		793.5		994.0
Carrier		1,536.2		2,740.8

Net service revenues	(Peso)	16,825.2	(Peso)	29,938.0

Non-service revenues		3,252.0		5,465.4

Net operating revenues	(Peso)	20,077.2	(Peso)	35,403.4

Wireless service revenues increased by (Peso)11,161.2 million or 90% from (Peso)12,442.5 million in 2000 to (Peso)23,603.7 million in 2001. This increase in wireless net operating revenues primarily reflected subscriber growth and an increase in SMS usage. Postpaid and prepaid revenues accounted for 33% and 67%, respectively, of total wireless service revenues in 2001. Revenues from wireless data services, 97% of which are from our SMS, increased by 137% to (Peso)6,297.9 million in 2001 from (Peso)2,656.3 million in 2000.

Revenues from wireless data services accounted for 27% of wireless net services revenues in 2001, as compared to 21% in 2000.

Globe’s average monthly net operating revenues per postpaid wireless subscriber declined by 5% to (Peso)1,616 in 2001, from (Peso)1,693 in 2000. The average monthly net operating revenues for Globe’s prepaid wireless subscribers was (Peso)444 in 2001, up from (Peso)411 in 2000.

Non-service revenues increased by (Peso)2,213.4 million or 68% from (Peso)3,252.0 million in 2000 to (Peso)5,465.4 million in 2001. The increase was primarily due to an increase in handset and phone kit sales directly related to an increase in subscribers.

Wireline voice net service revenues increased by (Peso)546.5 million or 27% from (Peso)2,053.0 million in 2000 to (Peso)2,599.5 million in 2001. The increase primarily reflected subscriber growth as a result of the combination with Islacom.

Wireline data net operating revenues increased by (Peso)200.5 million or 25% from (Peso)793.5 million in 2000 to (Peso)994.0 million in 2001. The increase primarily reflected growth in the number of leased line customers.

Carrier services net operating revenues increased by (Peso)1,204.6 million or 78% from (Peso)1,536.2 million in 2000 to (Peso)2,740.8 million in 2001. This increase primarily reflected subscriber growth for wireless and wireline services, which resulted in more international calls being routed through our international gateway facility. Our outbound and inbound minutes of international long distance increased by 90% in 2001 compared with 2000. The increased net operating revenues also reflected a decrease in international interconnection charges and payouts to other carriers due to subscriber growth and network expansion that resulted in more inbound calls terminating on our network, eliminating our need to pay interconnection charges for these calls. These improvements more than offset declining rates for international long distance calls.

Operating costs and expenses, excluding cost of sales, increased by (Peso)3,628.7 million or 61% from (Peso)5,959.4 million in 2000 to (Peso)9,588.1 million in 2001 due primarily to an increase in staff costs and marketing expenses. The increase reflected the expansion of our operations and our acquisition of Islacom. As a percentage of net service revenues, operating expenses decreased from 35% in 2000 to 32% in 2001. This decrease primarily reflected better management of costs, our high proportion of fixed costs and our substantial growth in net operating revenues.

Cost of sales increased by (Peso)3,575.7 million or 72% from (Peso)4,983.7 million in 2000 to (Peso)8,559.4 million in 2001. The increase was primarily due to increased handset sales.

The acquisition cost for Globe, which includes handset subsidies, commissions, advertising and promotion expenses and fees waived, per postpaid subscriber increased by 9% to (Peso)3,513 in 2001 from (Peso)3,237 in 2000 primarily because of an increase in commissions and handset subsidies. Handset subsidy represents the difference between the book value of the handset and the selling price to a subscriber. In December 2001, we launched Globevolution, our second nationwide promotion whereby discounted handsets were offered and registration fees were waived. For 2001, handset subsidies accounted for 53% of acquisition costs, commissions accounted for 31% and advertising expenses accounted for 16%. For the same period in 2000, handset subsidies accounted for 47% of acquisition costs while commissions and advertising expenses accounted for 29% and 24%, respectively.

Globe’s acquisition cost per prepaid subscriber increased to (Peso)433 in 2001 from (Peso)385 in 2000 mainly due to the increase in handset subsidies and commissions. Of the total acquisition cost in 2001, handset subsidies accounted for 67%, commissions accounted for 21% and advertising costs accounted for 12%. Of the total wireless prepaid acquisition cost in 2000, handset subsidies accounted for 51%, commissions accounted for 29% and advertising costs accounted for 20%.

Depreciation and amortization was (Peso)6,199.1 million in 2001, an increase of 85% from (Peso)3,343.3 million in 2000. The increase represents additional depreciation expenses as well as additional depreciation and amortization expenses. As a percentage of net service revenues, depreciation and amortization was 21% in 2001, an increase from 20% in 2000.

Our provision for doubtful accounts was (Peso)1,294.9 million in 2001, or 4% of net service revenues. This represents a 19% increase from (Peso)1,085.1 million in 2000. The increase is due to the increased provisions for traffic settlement receivables from local carriers based on our bad debt provisioning policy.

Our provision for inventory losses, obsolescence and market decline in 2001 was a reversal of (Peso)18.0 million compared with a (Peso)91.7 million provision in 2000. This was due to stricter controls in inventory handling procedures instituted in 2001.

Other income (expenses) –– net was an expense of (Peso)2,814.4 million in 2001 compared to (Peso)2,033.8 million in 2000. This change was due primarily to an increase in interest expense of (Peso)893.3 million or 46% from (Peso)1,926.1 million in 2000 to (Peso)2,819.4 million in 2001. The increase primarily reflected additional debt we incurred to finance the expansion of our networks. Our capitalized interest during 2001 amounted to (Peso)592.0 million compared to (Peso)565.3 million in 2000. Our total interest expense, including capitalized interest, amounted to (Peso)3,411.4 million in 2001 compared to (Peso)2,491.5 million in 2000. Our other expenses were (Peso)400.9 million in 2001, mainly composed of swap costs of (Peso)646.3 million, which were partially offset by foreign exchange gains of (Peso)297.8 million. Our other expenses in 2000 were (Peso)246.0 million, mainly composed of swap costs of (Peso)132.2 million and foreign exchange losses of (Peso)138 million.

Our income before income tax was (Peso)6,797.1 million in 2001 as compared to (Peso)2,577.1 million in 2000. Our provision for current and deferred income tax was (Peso)2,491.7 million in 2001, or 31% of income before income tax and share in Islacom losses. In 2000, our provision for current and deferred income tax was (Peso)1,028.2 million, or 40% of income before income tax.

As a result of the factors discussed above, our net income was (Peso)4,305.4 million in 2001, an increase of (Peso)2,756.6 million or 178% from (Peso)1,548.8 million for 2000.

Liquidity and Capital Resources

Cash Flow Provided by Operating Activities.    Net cash provided by operating activities amounted to (Peso)4,734.6 million, (Peso)10,156.1 million and (Peso)23,015.9 million ($432.2 million) for the years ended December 31, 2000, 2001 and 2002, respectively. The growth in net cash provided by operating activities is primarily a result of increased number of subscribers and revenues.

Cash Flow Used in Investing Activities; Planned Capital Expenditures.    Cash flow used in investing activities amounted to (Peso)15,385.6 million, (Peso)23,509.8 million and (Peso)22,670.4 million ($425.7 million) for the years ended December 31, 2000, 2001 and 2002, respectively. The investing activities primarily involved the purchase of equipment or services from foreign and local suppliers in connection with the capital expenditure requirements of the wireless, wireline and carrier businesses. The substantial increase in 2001 also reflected our acquisition of Islacom.

Cash Provided by Financing Activities.    Cash provided by financing activities amounted to (Peso)9,831.9 million, (Peso)18,107.1 million and (Peso)10,865.4 million ($204.0 million) for the years ended December 31, 2000, 2001 and 2002, respectively. Our financing activities during the three years consisted of short-term and long-term loans, our 2002 senior notes offering and equity financings as well as scheduled debt repayments.

In 2000, we received net proceeds of approximately $98.1 million from an equity offering, which we used to fund our capital expenditure program and working capital needs. In 2001, to assist us to expand our network, our three principal shareholders, Ayala, SingTel and Deutsche Telekom, agreed to convert 10.27 million warrants into our common shares and to subscribe to an additional 8.9 million new shares of our common stock, resulting in a capital injection of approximately (Peso)7,967.6 million.

In 2002, we received net proceeds of approximately $195.9 million ((Peso)10.4 billion) from the offering of our 9.75% senior notes due 2012. We intend to use these proceeds to fund our capital expenditure program, primarily related to the expansion and improvement of our wireless network and related working capital needs.

We plan to continue our aggressive expansion pace with significant investments in our wireless network and in telecommunications equipment. We anticipate that we will incur approximately $367 million of capital expenditures in 2003 and an aggregate of approximately $412 million of capital expenditures for 2004 and 2005. We intend to finance these requirements primarily with internally generated cash flow, additional vendor or bank financing or debt financing. We may need to increase our capital expenditures to incorporate new technologies in our business and consequently may need to arrange additional financing beyond that reflected in our current capital expenditure forecasts. The actual amount of our financing requirements will depend on our future performance, market conditions and other factors, including those discussed under Item 3. “Key Information — Risk Factors” herein, many of which are beyond our control and therefore cannot be predicted with certainty.

Contractual Obligations and Commercial Commitments.    The following tables summarize our existing contractual obligations for future debt repayments, lease obligations and capital expenditures, as well as other commercial commitments as of December 31, 2002:

	Payments Due by Period (in millions of Pesos)
Contractual Obligations	Less than 1 year		1-3 years		4-5 years		After 5 years
Debt maturities	(Peso)	7,538.8	(Peso)	22,071.1	(Peso)	4,495.4	(Peso)	24,475.7
Operating leases payments		598.8		1,289.2		571.7		681.6
Committed capital expenditures		11,536.1		—		—		—

Total	(Peso)	19,673.7	(Peso)	23,360.3	(Peso)	5,067.1	(Peso)	25,157.3

The amounts shown in the table above represent existing contractual obligations only. Our actual expenditures for certain of the items and periods will substantially exceed the amounts shown above.

Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Lines of Credit	$149.77 million	$149.77 million	—	—	—

Debt.    As of December 31, 2002, we did not have any consolidated short-term debt and our total consolidated long-term debt was (Peso)58,581 million ($1,100 million).

Most of Globe’s debt (other than the 1999 and 2002 senior notes) has been incurred pursuant to vendor financing arrangements and bank loans. Globe’s vendor facilities and loan agreements contain a number of covenants requiring Globe to comply with certain financial ratios and other tests. Since approximately 88% of our debt is denominated in U.S. dollars, many of these financial ratios and other tests are negatively affected by the depreciation of the Philippine Peso. These financial ratios and other tests are also negatively affected by any deterioration of our operating results or impairment of assets. The financial tests under these loan agreements include compliance with the following ratios (calculated on an unconsolidated basis):

•	total debt to equity not exceeding 2:1;

•	total debt to EBITDA not exceeding 4:1 during the year 2002 and 3:1 thereafter;

•	debt service coverage exceeding 1.3 times; and

•	secured debt to total net fixed assets not exceeding 0.3.

As of December 31, 2002, Globe’s debt to equity ratio was 1.15x on an unconsolidated basis, well within the 2:1 debt to equity limit required by the covenants. Globe’s unconsolidated total debt to EBITDA was 2.41x, debt service coverage ratio, defined as EBITDA divided by the principal amounts of all debt and related interest payments, was 1.74x and secured debt to total net fixed assets was 0.04x. The definition of EBITDA under these loan agreements may differ from the definition we use in footnote 6 of Item 3. “Key Information — Selected Financial Data.”

Our loan agreements also contain a number of negative covenants that restrict our ability to take certain actions, including incurring debt, making investments, extending loans, paying dividends, disposing of assets, extending guarantees or assuming the obligations of other persons, paying dividends, creating security interests, merging or consolidating with any other company and allowing a substantial change in control or management of us. See Item 10. “Additional Information — Summary of Material Contracts.”

Our high debt levels could have important adverse consequences, including reducing our ability to satisfy our debt obligations, limiting our ability to obtain additional financing for working capital, capital expenditures, debt service and other purposes, requiring us to divert a substantial portion of our operating cash flow to debt service, limiting our flexibility in reacting to and taking advantage of developments and opportunities in the Philippine communications industry and our business, and placing us at a competitive disadvantage to our competitors that have less debt.

In October 2002, we obtained the requisite consents from the holders of our $220 million 13% senior notes due 2009, or 1999 senior notes, to amend the indenture under which the 1999 senior notes were issued. The amendments conformed certain terms and covenants contained in the indenture for our 1999 senior notes with the terms and covenants of the indenture for our $200 million 9.75% senior notes due 2012, or 2002 senior notes, which were issued in April 2002. The indenture for our 2002 senior notes contains a number of covenants that, among other things, restrict our ability to incur additional debt; pay dividends or make distributions in respect of capital stock; purchase or redeem capital stock; sell capital stock of our subsidiaries; sell assets; or consolidate, merge or sell all or substantially all of our assets.

Inflation

We do not believe that inflation has had a material impact on our business, financial condition or results of operations. If the Philippines were to experience significantly higher inflation, we may not be able to fully offset such higher costs through rate increases. The inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Exchange Exposure

We have foreign exchange exposure primarily associated with fluctuations in the value of the Peso against the

U.S. dollar. As of December 31, 2002, approximately 88% of our debt was denominated in U.S. dollars. Approximately 27% of Globe’s revenues for the year were U.S. dollar-linked revenues, which include revenues that are (a) billed and settled in U.S. dollars, (b) billed in Pesos at rates linked to U.S. dollar tariffs and settled in Pesos, and (c) wireline monthly service fees and the corresponding application of the foreign currency adjustment or currency exchange rate adjustment mechanism, under which we are able to pass a portion of the effect of Peso depreciation to our subscribers.

The depreciation of the Peso in recent years has increased the Peso balances of, and cost of servicing, our U.S. dollar debt and the Peso cost of communications equipment, which are generally priced in U.S. dollars. The depreciation in the Peso has resulted in our realizing substantial foreign exchange losses, most of which we have capitalized under Philippine GAAP as explained previously under “Critical Accounting Policies.”

Under a currency exchange rate adjustment mechanism, we have the right to impose a currency adjustment on wireless and wireline services. The NTC approved our application for an exchange rate adjustment for our wireline service in November 1997 and for our wireless service in April 1998, taking into account our foreign exchange exposure at those times. Accordingly, amounts we collect under our exchange rate adjustment mechanism do not directly correspond to our current actual foreign exchange exposure. Furthermore, we have not increased our wireless rates to the full extent permitted by our exchange rate adjustment because our ability to impose these adjustments in the past has been, and in the future will be, subject to competitive, political and social pressures. Amounts we collected under our exchange rate adjustment represented approximately 4.1% of our net operating revenues in 2000, 3.4% in 2001 and 2.4% in 2002.

To mitigate foreign exchange risk, we enter into short-term foreign currency forwards and long-term foreign currency swap contracts. Short-term forward contracts are used to manage our foreign currency exposure related to U.S. dollar-denominated monetary assets and liabilities. We enter into long-term foreign currency swap contracts to manage our foreign exchange and interest rate exposures arising under our long-term foreign currency denominated loan obligations.

As of December 31, 2002, Globe had $196.11 million of outstanding foreign currency swap agreements with certain banks, under which it effectively swaps the principal and interest of certain U.S. dollar-denominated loans into Pesos, with quarterly or semi-annual payment intervals up to June 2008.

Globe also has outstanding foreign currency swap agreements with certain banks, under which it effectively swaps the principal of $194.61 million U.S. dollar-denominated loans into Pesos up to April 2012. Under these contracts, swap costs are payable in semi-annual intervals in Pesos or U.S. dollars. Of the $194.61 million, $33.75 million is in combination with sold out-of-the-money U.S. dollar call options with total notional principal of $31.67 million at various strike prices, while another $20 million provides Globe the option to reset lower to a certain minimum the foreign exchange rate used to determine Peso equivalent amounts to be net settled by Globe upon maturity or termination.

Globe has an outstanding interest rate swap agreement, under which it effectively swaps a portion of a floating rate U.S. dollar-denominated loan into fixed, with semi-annual payment intervals up to March 2007. The swap has an outstanding notional amount of $40.9 million as of December 31, 2002.

Islacom has investments in U.S. dollar notes, or USD Notes, issued by various financial institutions with maturities ranging from six to seven months totaling $75 million shown as “short-term investment in notes” in our consolidated balance sheets. The interest rates of the USD Notes are based on LIBOR plus spread payable either every three months or on specified dates. An early redemption feature is provided in the USD Notes, which is triggered by specified credit events of the reference entity, the Republic of the Philippines, or ROP. The credit events include: failure to pay, obligation acceleration, repudiation/moratorium and restructuring of the ROP’s reference obligations as defined in the agreements. If a credit event occurs during the applicable period, issuers may redeem the USD Notes through delivery of the ROP reference obligations or the cash settlement amounts, depending on specified criteria. The early redemption feature triggered by specified credit events is a credit derivative linked to the ROP reference obligations.

Islacom has a short-term $6 million investment, included in “cash and cash equivalents” in the consolidated balance sheets, covered by a forward U.S. dollar sell contract with the same counterparty at a contracted forward rate of (Peso)53.8935 maturing in January 2003.

Under Philippine GAAP, for disclosure purposes, the estimated unrealized mark-to-market gain on the outstanding derivatives of Globe amounted to $9.7 million ((Peso)517.78 million), the mark-to-market gain on the outstanding currency forward contract of Islacom amounted to 2.36 million ($0.04 million) and the mark-to-market loss of the credit derivative on the USD Notes of Islacom is $0.09 million ((Peso)4.66 million) based on mark-to-market valuation as of December 31, 2002 provided by counterparty banks. Such unrealized mark-to-market gain or loss is not included in the determination of net income.

Under U.S. GAAP, the net movements in fair value changes of all derivative instruments of Globe and Islacom are as follows:

	(in thousand Pesos and U.S. dollars)
Balance at beginning of year	(Peso)	657,945	$12,355
Add net changes in fair value		114,349	2,147

		772,294	14,502
Less fair value of settled instruments		79,535	1,494

Balance at end of year	(Peso)	692,759	$13,008

The designation below of “Effective” or “Ineffective” represent accounting designations and are not necessarily reflective of the economic effectiveness of the instruments. The net mark-to-market value changes on our derivative transactions for the year ended December 31, 2002 are as follows:

	Net mark-to-market gain (loss)			Effective			Ineffective
	(in thousand Pesos and U.S. dollars)
Freestanding:
Currency and cross-currency swaps	(Peso)	78,215	$1,468		—	—	(Peso)	78,215	$1,468
Structured currency swaps		54,319	1,020		—	—		54,319	1,020
Currency forwards		2,357	45		—	—		2,357	45
Interest rate swap		(100,969)	(1,896)		(100,969)	(1,896)		—	—

	(Peso)	33,922	$637	(Peso)	(100,969)	$(1,896)	(Peso)	134,891	$2,533

Embedded:
Currency options:
Intrinsic		97,643	1,834		97,643	1,834		—	—
Time		(18,700)	(351)		—	—		(18,700)	(351)
Currency forwards		6,144	115		—	—		6,144	115

		85,087	1,598		97,643	1,834		(12,556)	(236)

Other derivatives		(4,660)	(88)		—	—		(4,660)	(88)

	(Peso)	114,349	$2,147	(Peso)	(3,326)	$(62)	(Peso)	117,675	$2,209

For the year ended December 31, 2002, the fair value of the outstanding swap, net of tax, amounted to a (Peso)68.66 million ($1.29 million) loss, net of (Peso)30.33 million ($0.57 million) accumulated swap cost, net of tax, reclassified to net income. Such loss is reported as “Other Comprehensive Loss” in the stockholders’ equity section.

As of December 31, 2002, we had total debt of (Peso)58.6 billion ($1,100.4 million), (Peso)51.8 billion ($973.5 million) of which was denominated in U.S. dollars and (Peso)6.7 billion ($126.6 million) was denominated in Pesos. The $391 million that has been hedged by means of cross currency swaps represents 40% of the total U.S. dollar debt. The total amount of U.S. dollar debt swapped into Pesos and Peso-denominated debt represented approximately 47% of our total debt at December 31, 2002.

Trend Information

The NTC issued a circular in 2000, which among other things, would require operators to extend the validity of the standard prepaid cards for wireless services from two months to two years and change the wireless billing policy from a per-minute to a per-pulse basis. Both proposed measures are being challenged by several Philippine mobile communications service providers, including us, in legal proceedings instituted in the Philippines. In the event we do not succeed in challenging the validity of the circular, the implementation of the new billing requirements, in their current form, could significantly increase our operating expenses and capital expenditures, lower our revenue per subscriber and have a significant adverse effect on our profitability. Moreover, the wireless industry has taken the position before the courts that these measures, if enforced in their current form, could impair the viability of the entire Philippine telecommunications industry. We cannot assure you that we will be able to take steps to offset the financial impact of these regulations, if and when they are implemented. For a more detailed discussion of this issue, see Item 8. “Financial Information — Legal Proceedings.”

We and other Philippine carriers have recently increased the international settlement rates that are paid to us by foreign telecommunications carriers for termination of international calls in the Philippines. Of our 34 major international correspondents, at least 27 have accepted these new rates. AT&T and WorldCom have not accepted these rates, and AT&T filed a petition with the FCC against Globe and five other Philippine carriers seeking an order to stop payment to several Philippine carriers, including Globe, because these Philippine carriers have allegedly blocked traffic from AT&T to force AT&T to agree to these new rates. WorldCom filed a similar petition against PLDT. The International Bureau of the FCC recently ordered U.S. facilities-based carriers to suspend all settlement payments to us and five other Philippine carriers until the FCC has issued a public notice stating otherwise. The NTC subsequently issued an order directing Philippine carriers not to accept traffic on direct circuits with U.S. facilities-based carriers who do not pay for services rendered and to take all necessary steps to collect payments for services rendered. Globe reiterated previous demands for payment from AT&T of overdue receivables, but AT&T failed to pay. As a result, Globe suspended accepting traffic from AT&T effective as of the close of business hours on March 25, 2003. We cannot assure you that we will resolve this matter amicably with AT&T or when the FCC’s ban on payments due to us will be lifted. See Item 8. “Financial Information — Legal Proceedings.”

U.S. GAAP Reconciliation

We prepare our financial statements in accordance with Philippine GAAP. Note 26 of the notes to our audited consolidated financial statements provides a description of the significant differences between Philippine GAAP and U.S. GAAP as they relate to us and reconciliations of net income, stockholders’ equity and certain balance sheet items to U.S. GAAP for the periods and at the dates presented.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The stockholders elect directors of our company in annual stockholders’ meetings each year. The table below shows the name and position of each member of the Board of Directors of Globe as of March 10, 2003.

Name	Position
Jaime Augusto Zobel de Ayala II	Chairman
Delfin L. Lazaro	Co-Vice Chairman
Lim Chuan Poh	Co-Vice Chairman
Axel Hass	Co-Vice Chairman
Gerardo C. Ablaza, Jr.	Director
Fernando Zobel de Ayala	Director
Jesus P. Tambunting (1) (2)	Director
Romeo Bernardo	Director
Lucas Chow	Director
Xavier P. Loinaz	Director
Guillermo Luchangco(2)	Director
Rufino Luis T. Manotok	Director
Hubert Tubio	Director
Joerg Andreas Boy(3)	Director
Atty. Renato O. Marzan(4)	Corporate Secretary

(1)	Director as of January 2003 replacing Mr. Manuel Q. Bengson.
(2)	Independent Directors.
(3)	Director as of December 5, 2002 replacing Mr. Joachim Gronau.
(4)	Elected to the Board on April 11, 2002.

Jaime Augusto Zobel de Ayala II.    Mr. Zobel de Ayala, 44, has served as Chairman of the Board since 1997 and has been a Director since 1989. He also serves as Co-Vice Chairman and President and Chief Executive Officer of Ayala, Vice Chairman of Ayala Land, Inc. and Vice-Chairman of the Bank of the Philippine Islands. He also serves on the International Advisory Committees of the New York Stock Exchange, J.P. Morgan Chase, Mitsubishi Corporation and Toshiba Corporation and is currently a Director of the International Youth Foundation and the World Wildlife Fund (U.S). His other significant positions include: Co-Vice Chairman and Trustee of Ayala Foundation, Inc.; Chairman of the Board of Directors of Ayala International Pte. Ltd., Integrated Microelectronics Inc. and iAyala Company, Inc.

Delfin L. Lazaro.    Mr. Lazaro, 57, has served as a Director since 1997. He is currently Chairman of our Executive Committee. He is also a consultant to and a member of Ayala’s Management Committee. Mr. Lazaro has also served as a Director of various companies in the Ayala group and was formerly the President and Chief Executive Officer of Benguet Corporation and Secretary of the Department of Energy of the Philippine Government.

Lim Chuan Poh.    Mr. Lim, 48, has served as a Director since March 2001. He is the Executive Vice President of the Corporate Business Group of SingTel, serving corporate customers. Prior to joining SingTel in 1998, he was Deputy Secretary of the Ministry of Communications of Singapore. He also served in different senior appointments in the Ministry of the Environment of Singapore, the Telecommunication Authority of Singapore and the Ministry of Communications of Singapore.

Axel Hass.    Mr. Hass, 60, has served as a Director since 2001. He is currently the President of Deutsche Telekom-ASIA. Prior to joining Deutsche Telekom, he served as Member of the Executive Board of Siemens Nixdorf and was Head of Asia Pacific Business Operations based in Hong Kong.

Gerardo C. Ablaza, Jr.    Mr. Ablaza, 49, has served as a Director since 1998. Mr. Ablaza is currently our President and Chief Executive Officer. He is also a Senior Managing Director of Ayala. He was previously Vice President and Country Business Manager (Philippines and Guam) in the Global Consumer Banking division of Citibank, N.A. and Vice President of Consumer Banking for Citibank (Singapore).

Fernando Zobel de Ayala.    Mr. Zobel de Ayala, 43, has served as a Director since 1995. He is currently Chairman of the Board of Directors of Ayala Land. He is Executive Managing Director for International Operations, Co-Vice Chairman of the Board of Directors and member of the Executive Committee of Ayala. His other significant positions include: Chairman of Honda Cars Makati, Inc., Honda Cars Cebu, Inc., Isuzu Automotive Dealership, Inc., Isuzu Cebu, Inc., Roxas Land Corporation, and Laguna Properties Holdings, Inc.; Chairman and President of Alabang

Commercial Corporation; Co-Vice Chairman and Trustee of the Ayala Foundation, Inc.; Director of the Bank of the Philippine Islands, Pure Foods Corporation, AC International Finance Ltd., Ayala International Pte. Ltd., Ayala Hotels Inc. and Integrated Microelectronics Inc.

Jesus P. Tambunting    Mr. Tambunting, 65, has served as Director since January 2003 replacing Mr. Manuel Q. Bengson. Mr. Tambunting is currently the Chairman and Chief Executive Officer of Planters Development Bank, Chairman of SME Solutions.com, Inc., Chairman of PDB Insurance Agency Inc., Chairman of Plantersbank Properties Inc. and President of Manila Polo Club.

Romeo Bernardo.    Mr. Bernardo, 48, has served as a Director since 2001. He is currently the President of Lazaro Bernardo Tiu and Associates Inc. He is also a Director of Lighthouse Credit Technologies Corporation and PSI Technologies Holdings, Inc., as well as the President of the Williams College Alumni Association.

Lucas Chow.    Mr. Chow, 49, has served as a Director since 1999. He is the Chief Executive Officer of SingTel Mobile and Vice President of Consumer Marketing of SingTel. Prior to joining SingTel, he held various positions at Hewlett-Packard over a 20-year period.

Xavier Loinaz.    Mr. Loinaz, 59, has served as a Director since 2001. He is currently a Senior Managing Director of Ayala and President of the Bank of the Philippine Islands. He is also a Director of Agricultural Development Bank, BPI Capital Corporation, BPI Computer Systems Corporation, BPI 1851 Club, Inc. BPI International Finance, Ltd., BPI Investment Management, Inc., BPI Family Bank and BPI Foundation, Inc.

Guillermo Luchangco.    Mr. Luchangco, 61, has served as a Director since 2001. He is also Chairman and Chief Executive Officer of Investment & Capital Corporation of the Philippines, Science Park of the Philippines, Inc. and the RFM-Science Park of the Philippines, Inc. He is also a Director of Bacnotan Industrial Park Corporation and Ionics Circuits, Inc.

Rufino Luis T. Manotok.    Mr. Manotok, 51, has served as a Director since 1999. He is a Managing Director of Ayala and Head of its Strategic Planning Group. His other significant positions include: President and Director of Honda Cars Makati, Inc. and Isuzu Automotive Dealership, Inc.; Director of Isuzu Cebu, Inc., Ayala Hotels, Inc., Enjay Hotels, Inc., Enjay, Inc., Ayala International Pte. Ltd., HCMI Insurance Agency, Inc., Michigan Holdings, Inc.; and Treasurer and Director of Mandaue Primeland, Inc.

Hubert Tubio.    Mr. Tubio, 48, has served as a Director since 2001. He is currently the President and Managing Director of Consultancy by Technicus Corporation, a subsidiary of Deutsche Telekom.

Joerg Andreas Boy.    Mr. Boy, 43, has served as director since 2002. He is a Vice President (Finance) for Deutsche Telekom Asia Pte Ltd. Prior to joining Deutsche Telekom he served in various capacities at Siemens for almost a decade in their offices in Germany, Australia and Indonesia.

Atty. Renato O. Marzan.    Mr. Marzan, 54, has served as our Corporate Secretary since 1993. He also serves as a Managing Director of Ayala; Director of Honda Cars Makati, Inc. and Isuzu Automotive Dealership, Inc.; Director and Corporate Secretary of Michigan Holdings, Inc. and Cebu Insular Hotel Co. Inc.; Corporate Secretary of PureFoods Corporation, Ayala Aviation Corporation, Davao Insular Hotel, Inc., EDINet Philippines, Inc., Laguna Properties Holdings, Inc., Ayala Systems Technology, Inc., iAyala Company, Inc., Ayala Internet Venture Partners, Inc., Ayala Port, Inc., and Ayala Port Makati, Inc.; and Assistant Corporate Secretary of Mermac, Inc., Ayala Corporation, Ayala Land, Inc., Ayala Foundation, Inc., Ayala Hotels, Inc., Laguna Technopark, Inc., Integrated Microelectronics, Inc. and Electronic Assemblies, Inc.

Key Officers/Management Committee Members

The officers of our company are appointed by the Board of Directors and their appointment as officers may be terminated at will by the Board of Directors. The table below shows the name and position of our key officers and management committee members as of March 10, 2003.

Name	Position
Gerardo C. Ablaza, Jr.(1)	President and Chief Executive Officer
Atty. Renato O. Marzan(1)	Corporate Secretary
Delfin C. Gonzalez, Jr.	Chief Financial Officer
Rodell A. Garcia	Chief Information Officer
Gil B. Genio	Head-Fixed Network Group
Ferdinand M. de la Cruz	Head-Wireless Group
Ma. Concepcion de Castro-Alcedo	Head-Globe Handyphone Marketing
Atty. Rodolfo A. Salalima	Head-Corporate and Regulatory Affairs
Oscar L. Contreras, Jr.	Head-Corporate Services Group
Emmanuel A. Aligada	Head-Customer Service
Rebecca V. Ramirez	Head-Internal Audit
Ramon Antonio Pineda	Head-Wireline Voice
Lizanne C. Uychaco	Head-Centers Management
Jesus C. Romero	Head-Wireline Data
Nicanor V. Santiago	Head-New Products Development
Ana D. Singson	Head-Touch Mobile/Corporate Marketing
John W. Young(2)	Head-Carrier Services Group

(1)	Members of the Board of Directors.
(2)	Mr. Young has resigned from the company. His resignation will become effective on April 18, 2003.

Delfin C. Gonzalez, Jr.    Mr. Gonzalez, 53, joined Globe in 2000 as Chief Financial Officer, replacing Mr. Gil B. Genio. He previously worked with San Miguel Corporation, first with the Strategic Planning and Finance Group and then as Executive Vice President, Chief Financial Officer and Treasurer before he retired in 1999.

Rodell A. Garcia.    Mr. Garcia, 46, has served as Chief Information Officer since 2000. Prior to joining Globe, he was Executive Vice President for the Information Technology Group of DBS Bank Philippines, Inc. He also held several management positions in Citytrust Banking Corporation.

Gil B. Genio.    Mr. Genio, 43, has been Head of the Fixed Network Group and Chief Operating Officer of Islacom since 2000. Before his appointment to Islacom, Mr. Genio was Globe’s Senior Vice President and Chief Financial Officer from 1997. He is also currently a Managing Director of Ayala. Prior to joining us, he served as Vice-President for Citibank, N.A., managing audit operations in Japan, Hong Kong and the People’s Republic of China.

Ferdinand M. de la Cruz.    Mr. De la Cruz, 36, joined Globe as Head of the Wireless Group in 2002 and is a licensed Mechanical Engineer. He was the President and General Manager of Kraft Foods Philippines before joining Globe, and before that, was the Senior Vice-President for the Marketing and Sales Division of Ayala Land Inc. He also served as National Sales Manager for San Miguel Brewing.

Ma. Concepcion de Castro-Alcedo.    Ms. Alcedo, 38, has served as Head of Globe Handyphone Marketing since 2002. She brings with her 17 years of experience on brand marketing. She began with Procter and Gamble and prior to joining Globe, she was Vice President for Marketing of the Lopez Group of Companies.

Atty. Rodolfo A. Salalima.    Mr. Salalima, 55, is Head of Corporate and Regulatory Affairs and our Assistant Corporate Secretary and has been with us since 1993. He is also an Associate Director of Ayala. From 1992 to 1996, he served as the first President and Founding Director of the Telecommunications and Broadcast Attorneys of the Philippines, Inc. and was the immediate past President of the Philippine Electronics and Telecommunications Federation.

Oscar L. Contreras, Jr.    Mr. Contreras, 57, has served as Head of Corporate Services Group since 1997. He is also currently a Managing Director of Ayala. He was formerly Senior Vice President of the Corporate Services Group at the Bank of the Philippine Islands.

Emmanuel A. Aligada.    Mr. Aligada, 43, is Head of Customer Service and has been with us since 1998. From 1990-1998, he was Vice President for Citiphone Banking in Citibank, N.A. He was a Regional Sales Manager for PhilAm Life Insurance Co. from 1982 to 1990.

Rebecca V. Ramirez.    Ms. Ramirez, 39, is Head of Internal Audit reporting directly to the Office of the President and has been with us since 1995. She has seven years of experience in telecom financials and auditing from Oceanic Wireless Network and Eastern Telecom and five years of senior computer auditing from SGV & Co.

Ramon Antonio Pineda.    Mr. Pineda, 44, is Head of Wireline Voice and has been with us since 2002. He is a Mechanical Engineering graduate from the University of the Philippines and attained his professional license in 1981. Before joining Globe, he was the Vice-President for Residential Market and Provincial Telcos Markets in Bayantel, Inc.

Lizanne C. Uychaco.    Ms. Uychaco, 47, has been our Head of Centers Management since 2000. Prior to joining Globe, she held various management positions at Fontana Resort & Country Club, RN Development Corporations and Fontana Properties.

Jesus C. Romero.    Mr. Romero, 39, has served as our Head of Wireline Data since 2002. He had initially joined Globe as a Systems Engineer, rising through the ranks to Director for Business Services Sales.

Nicanor V. Santiago.    Mr. Santiago, 37 has served as Head of New Products Development since 2002. He began his career in Pilipinas Shell Petroleum Corporation, joined Colgate Palmolive Phils. Inc. learning the fundamentals and discipline of brand management and worked in Piltel prior to joining Globe.

Ana D. Singson.    Ms. Singson, 36 has served as Head of Touch Mobile/Corporate Marketing since 2002. Prior to joining Globe she served in various capacities in Avon Cosmetics, Inc. and Unilever.

John W. Young.    Mr. Young, 47, has been our Head of Carrier Services Group since 2001. Prior to joining Globe, he was Managing Director for DigitelOne. From 1995 to 1999, he held various management positions at Digital Telecommunications Philippines, Inc.

Senior Consultants

Edward Ying.    Mr. Ying, 44, General Manager and Country Representative of Singapore Telecommunications Philippines, Inc., acts as chief advisor for our operations. Mr. Ying has signified his intention to end his engagement with the company on May 6, 2003.

Robert L. Wiggins.    Mr. Wiggins, 50, joined as chief technical advisor in 2002. He has approximately 30 years of work experience in the telecommunications industry in various management capacities.

Family Relationships

The Chairman of our Board of Directors, Jaime Augusto Zobel de Ayala II, and a Director, Fernando Zobel de Ayala, are brothers.

Board Practices

None of our directors, key officers or management committee members have service contracts with Globe providing for benefits upon termination of employment. None of our directors, key officers or management committee members own one percent or more of our common shares. Ayala’s Management Committee and/or its Board of Directors direct the voting of the Globe’s share held by Ayala.

Audit Committee and Compensation Committee

Our audit committee is composed of four members. The members are Romeo T. Bernardo (replaced effective January 2003 by Jesus P. Tambunting), Rufino Luis T. Manotok, Hareen Prassad and Hubert Tubio. As provided for in the audit committee charter, the purpose of the audit committee is to bring positive results in supervising and supporting the management of the company through the provision of checks and balances.

Our executive compensation committee is composed of five members. The members are Delfin L. Lazaro, Guillermo D. Luchangco, Gerardo C. Ablaza, Jr., Edwin Kwan and Axel Hass with Joerg Andreas Boy as alternate. The committee reviews and makes recommendations to the Board with respect to appointments and terminations of appointments, remuneration of directors and the remuneration and terminations of senior executives.

Compensation

The total annual compensation of the President and four other top officers of our company was (Peso)47.2 million ($0.89 million) in 2002. The President and the Chief Executive Officer is Gerardo C. Ablaza, Jr. and four other top officers are Delfin C. Gonzalez, Jr., Oscar L. Contreras, Gil B. Genio, and Rodolfo A. Salalima, all of them are heads of departments of our company.

For the year ended December 31, 2002, we paid aggregate compensation to our executive officers and directors as a group for serving in all capacities of approximately (Peso)660.7 million ($12.4 million).

Stock Option and Stock Ownership Plans

Globe has an Employees Stock Ownership Plan, or ESOWN, for all regular employees and an Executive Stock Option Plan, or ESOP, for key senior executives. The number of shares allocated under the plans shall not exceed the aggregate equivalent of 6% of the authorized capital stock or up to 12 million common shares, of which 1,716,715 have been registered with the Philippine SEC and 10,283,285 remains unregistered as of December 31, 2002. The current plans provide for an initial subscription price for shares subject of each option granted equivalent to 85% of the initial offer price. Any subsequent subscription for the current ESOP shall be for a price equivalent to 85% of the average closing price for the month prior to the month of eligibility. The current qualified officers and employees shall pay for the shares subscribed under the ESOP and ESOWN through installments over a maximum period of ten years and five years, respectively.

The shares of stock have a holding period of five years and the employees must remain with Globe or its affiliates over such period. The plans also provide restrictions on sale or assignment of shares for five years from date of subscription. As of December 31, 2002, exercised shares under option totaled 1,712,133 shares, with a weighted average exercise price of 196.75 ($3.69) a share, while options exercisable totaled 4,582 after reverse stock split, with an adjusted exercise price of 477.50 ($8.96) a share. There were no options granted, exercised or cancelled since December 31, 2000.

Security Ownership of the Directors and Officers as of March 10, 2003:

NAME	POSITION	NO. OF SHARES		PERCENTAGE
Jaime Augusto Zobel de Ayala II	Chairman	16,549	*	0.00477850%
Axel Hass	Co-Vice Chairman	1	*	0.00180493%
Delfin L. Lazaro	Co-Vice Chairman	1	*	0.00000072%
Lim Chuan Poh	Co-Vice Chairman	2	*	0.00000036%
Gerardo C. Ablaza, Jr.	Director & President	1	*	0.00000036%
Romeo L. Bernardo	Director	1	**	0.00000072%
Joerg Andreas Boy	Director	1	*	0.00000036%
Lucas Chow	Director	2	*	0.00000036%
Xavier P. Loinaz	Director	1	*	0.00000036%

NAME	POSITION	NO. OF SHARES		PERCENTAGE
Guillermo Luchangco	Director	1	**	0.00000036%
Rufino Luis T. Manotok	Director	1	*	0.00000036%
Renato O. Marzan	Director & Corporate Secretary	1	*	0.00000036%
Jesus P. Tambunting	Director	1	**	0.00000036%
Hubert Tubio	Director	1	**
Fernando Zobel de Ayala	Director	1	*
Emmanuel A. Aligada	Head — Customer Service	3,000	*
Oscar L. Contreras, Jr.	Head — Human Resources Group	0	*
Ferdinand M. de la Cruz	Head — Wireless Business	0	*
Ma. Concepcion de Castro-Alcedo	Head — Globe Handyphone Marketing
Rodell A. Garcia	Head — Information Systems	0	*
Gil B. Genio	Head — Wireline Business	0	*
Delfin C. Gonzalez, Jr.	Chief Financial Officer	0	*
Ramon Antonio Pineda	Head — Wireline Voice	0	*
Rebecca V. Ramirez	Head — Internal Audit	0	*	0.00086619%
Jesus C. Romero	Head — Wireline Data	2,546	*
Rodolfo A. Salalima	Head — Corporate Affairs & Regulatory Matters/ Asst. Corporate Secretary	0	*
Nicanor V. Santiago	Head — New Products Development	0	*
Ana D. Singson	Head — Touch Mobile/ Corporate Marketing	0	*
Lizanne C. Uychaco	Head — Sales & Distribution	0	*
John W. Young	Head — Carrier Services Group	0	*

Security Ownership of all Directors and Officers		22,111

*	Common shares.
**	Preferred shares.
***	As of December 31, 2002, number of options granted under ESOP totaled 747,012 (shares offered and subscribed, net of cancelled shares) at various exercise prices and have an expiration date of ten years from date of offer/subscription. See discussion above — “Stock Option and Stock Ownership Plan.”

Employees

On a consolidated basis, we increased our headcount from 3,887 in 2001 to 3,931 in 2002, 28.7% of which are covered by the 2001-2005 Collective Bargaining Agreement concluded in 2001.

Certain non-supervisory employees of Globe are represented by a trade union. We entered into a collective bargaining agreement with the union in January 2001, which will expire in 2005.

In January 2003, Globe began the wireline staff rationalization program in line with the wireline group’s efforts to ensure business viability, driven by the business’ financial state and the landline market’s maturation. These efforts were hinged on ensuring competitiveness and efficiency of services rendered to customers. The Globe Telecom Workers Union, or GTWU, decided to file a notice of strike in February 2003 with the National Conciliation Mediation Board under the Department of Labor and Employment against our management. Following a series of conciliatory talks between management and GTWU, where issues were discussed and resolved, the strike was averted.

The Personnel Management Association of the Philippines, in recognition of our creative human resources activities, awarded us “Employer of the Year 2000.”

On-going strategic initiatives are being undertaken to explore a new corporate structure that will enable us to fully focus on our strategic business units. We believe that these initiatives will enhance shareholder value, improve corporate agility, and stimulate improvements in operational efficiency and effectiveness for better customer service.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information regarding beneficial ownership of our outstanding capital stock as of December 31, 2002 for all shareholders known to us to beneficially own 5% or more of our capital stock. Our capital stock consists of preferred and common shares, all of which have equal voting rights. The outstanding preferred shares represent 51.06% of Globe’s outstanding capital stock, and the outstanding common shares represent 48.94% of Globe’s outstanding common stock. We derived the following information from our records.

Shareholders	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Preferred Shares Beneficially Owned(1)	Percent of Total Common Shares Outstanding	Percent of Total Shares Outstanding(2)
Ayala Corporation	41,132,925	—	27.08%	13.25%
STI	44,148,996	—	29.06%	14.22%
DeTeAsia	37,448,920	—	24.65%	12.06%
Asiacom	—	158,515,021	—	51.06%

(1)	Asiacom owns all of Globe’s outstanding preferred shares. Ayala, STI and DeTeAsia, owns 60%, 20% and 20% of the outstanding shares of Asiacom, respectively. Under Rule 13d-3 of the United States Securities Exchange Act of 1934, as amended, each of Ayala, STI and DeTeAsia could be deemed to beneficially own all the Globe preferred shares owned by Asiacom (although they disclaim beneficial ownership in excess of each of their ownership percentages as recorded in Asiacom’s shareholders registry.) Under Philippine law there is no concept of beneficial ownership. For a description of the Asiacom shareholders agreement, see below “Relationship with Ayala, SingTel and Deutsche Telekom.”
(2)	Total shares outstanding include common shares and preferred shares.

Combination with Islacom

On February 22, 2000, Globe and its principal shareholders Ayala and STI, a wholly owned subsidiary of SingTel, and Islacom and its principal shareholders Asiacom and DeTeAsia, a wholly owned subsidiary of Deutsche Telekom, entered into a General Agreement for a combination of the business and operations of Globe and Islacom. The General Agreement contemplated the issuance of new Globe common and preferred shares to Islacom’s shareholders in exchange for 100% of the issued and outstanding stock of Islacom. The following were undertaken and completed pursuant to the General Agreement and the share swap transaction:

(a)	Globe restructured its existing capital structure through the execution of a 1 for 50 reverse stock split and a declassification of Globe’s Common A and B shares into a single class of shares in August 2000.

(b)	In the last quarter of 2000, Islacom aligned certain operating and financial policies with Globe which resulted in significant one-time adjustments amounting to about 1.02 billion included in the related accounts in Islacom’s statements of income. These one-time adjustments include the effects of change in estimated useful lives of outside plant and others and the effects of the elimination of salvage values in computing for depreciation and amortization expenses which resulted in an increase in Islacom’s loss from operations of about 847 million in 2000.

(c)	NTC issued its approval on the share swap transaction on February 2, 2001.

(d)	As part of the commitments, representations and warranties made by the shareholders of Globe and Islacom under the General Agreement: (a) Islacom Board of Directors approved on January 19, 2001 the conversion of the $240 million loan from DeTeAsia into additional paid-in capital. On February 28, 2001, the $240 million loan from DeTeAsia was converted into DeTeAsia’s equity in Islacom following the approval of the NTC of the share swap transaction; and (b) DeTeAsia reimbursed Islacom for all expenses relating to the dispute with Liberty Broadcasting Network Inc., or LBNI, over a microwave backbone transmission facility. These expenses aggregated to about 641 million and were also converted to additional paid-in capital in December 2000. Further, the parties also agreed that Islacom’s liability to LBNI in the amount of $14.4 million, which was paid by DeTeAsia, be converted to additional paid-in capital.

(e)	On February 5, 2001, the shareholders of Islacom signed a Settlement Agreement by virtue of which they agreed to mutually settle, waive and compromise any and all representations and warranty claims under the General Agreement.

(f)	Islacom received $68 million (3.35 billion) additional paid-in capital from Asiacom as of February 6, 2001. Asiacom provided additional funding to Islacom for the enhancement of the value of the combination of Islacom and Globe.

(g)	On March 5, 2001, Ayala, STI, DeTeAsia and Asiacom signed an agreement under which, subject to the approval of the Philippine SEC and PSE, DeTeAsia and Asiacom will subscribe to 28,830,860 new common and 158,515,021 series “A” convertible preferred shares, respectively, of Globe in exchange for 100% of the issued and outstanding capital stock of Islacom.

(h)	On March 9, 2001, Globe filed its application with the Philippine SEC to increase its authorized capital stock from 5 billion to 11.25 billion to create additional common and preferred shares and to issue them to DeTeAsia and Asiacom as an exempt transaction under the Revised Securities Act in order to effect the share swap agreement. This application was approved by the Philippine SEC on June 2, 2001.

(i)	On June 27, 2001, the PSE approved the listing of Globe’s 28,830,860 new common shares and 158,515,021 preferred series “A” shares issued to Islacom’s principal shareholders DeTeAsia and Asiacom, respectively, in exchange for 100% of the issued and outstanding stock of Islacom. On the same day, the parties completed the share swap transactions and the new shares were listed on the PSE on June 29, 2001.

As a result of the above transactions, Islacom became a consolidated subsidiary of Globe effective June 27, 2001.

Relationship with Ayala, SingTel and Deutsche Telekom

Through our principal shareholders we have significant relationships with Ayala, SingTel and Deutsche Telekom.

Ayala is one of the most prominent conglomerates in the Philippines with operations in real estate, telecommunications, and financial services industries; SingTel is a leading telecommunications company with voice and data services over fixed, wireless and internet platforms; and Deutsche Telekom is one of Europe’s largest communications companies offering mobile, consumer internet and network access services. Many of our executive officers and directors hold management positions with Ayala, SingTel or Deutsche Telekom.

The three principal shareholders have provided us with a strong financial commitment, local and international perspectives and technical and operational experience. In 2001, in an effort to assist us to expand our network, Ayala, STI and DeTeAsia agreed to convert 10.27 million warrants and to subscribe to an additional 8.9 million new shares of our common stock, resulting in a capital injection of approximately $155 million. In addition, SingTel provides us with technical assistance. See “Related Party Transactions” below for details on the technical assistance agreement between SingTel and Globe.

Apart from technical assistance, we also benefit from SingTel’s and Deutsche Telekom’s ability to negotiate favorable pricing in the procurement of communications equipment, including handset procurement, resulting in capital expenditure savings. In addition, SingTel and Deutsche Telekom share their experience and expertise in operating communications businesses with us. Our regular exchange of business know-how allows our companies to pool our expertise, save research and development time and costs, and thus reduce the time to market for new products. Such market intelligence gathering has assisted us in formulating our strategies, designing effective sales and marketing initiatives, and customer services.

We have also entered into a roaming agreement with SingTel and interconnection agreements with SingTel and Deutsche Telekom whereby we provide mutually beneficial services. See “Related Party Transactions” below.

Ayala, SingTel, Deutsche Telekom and Asiacom have entered into a shareholder agreement dated March 5, 2001 with respect to their shareholdings in Globe. The main provisions are as follow:

•	Asiacom is entitled to nominate nine directors of Globe. Ayala, SingTel and Deutsche Telekom are each entitled to nominate two directors of Globe.

•	Ayala, SingTel and Deutsche Telekom each have contractual veto rights over a number of major decisions and transactions that Globe could make or enter into, including but not limited to approving Globe’s business plan, incurring any expenditure in excess of $10 million other than those specially approved in the business plan, issuance or creation of any share capital, declaration of any dividend and borrowing of any money in excess of $10 million.

•	Ayala, SingTel and Deutsche Telekom should make available technical and professional assistance to Globe. To the extent that such assistance is provided to Globe, it will be based on agreements to be concluded on an arm’s-length basis.

•	Subject to maintaining specified minimum levels of common share ownership for two years (which period may be shortened in the event of a change in foreign ownership restrictions under Philippine law), Ayala, SingTel and Deutsche Telekom are permitted to sell and purchase common shares of Globe through bona fide transactions on the PSE. Sales of common shares other than as described shall be subject to a first right of refusal in favor of the other principal common shareholders.

Ayala, SingTel and Deutsche Telekom have also entered into a shareholders agreement dated March 5, 2001 with respect to their shareholdings in Asiacom pursuant to which:

•	Ayala, SingTel and Deutsche Telekom can nominate directors of Asiacom in proportion to their respective shareholdings.

•	Of the nine directors that Asiacom can nominate to the Globe board of directors, the directors nominated by SingTel and Deutsche Telekom to the Asiacom board of directors are entitled to nominate one each while the directors nominated by Ayala are entitled to nominate seven.

•	Without the prior approval of the remaining shareholders, no shareholder shall transfer its Asiacom shares to persons other than affiliates.

•	A shareholder shall be required to offer its holdings in Asiacom to the other shareholders if such shareholder’s holdings in Globe fall below a specified level.

Related Party Transactions

Transaction with Major Shareholders

We have entered into a number of transactions with our principal shareholders, SingTel, Ayala and Deutsche Telekom. We believe that such transactions have generally been as favorable to us as similar transactions with third parties would have been. We do not have a written policy regarding transactions with affiliates. See also note 14 of the notes to our audited consolidated financial statements.

We had a technical assistance agreement with SingTel prior to June 30, 2000, whereby SingTel provided us with technological and managerial assistance pursuant to technical assistance agreements entered into between us. Under these agreements, with respect to our wireless and wireline networks and systems, SingTel:

(1)	assisted us with the construction and operation of the systems;

(2)	provided technological information, know-how, data and materials dealing with engineering, plant traffic, operations, commercial accounting, patents and other topics;

(3)	assisted us with securing funds for new construction and other expenditures;

(4)	provided training, technological information and know-how to our employees; and

(5)	provided worldwide marketing through its sales and marketing personnel.

We paid fees to SingTel under these agreements in the amount of (Peso)21.4 million in 1998, (Peso)28.3 million in 1999 and (Peso)10.2 million for the first six months of 2000, respectively. In consideration of these services, we paid SingTel royalty fees equivalent to 0.125% to 0.5% of net operating revenues up to June 30, 2000.

We entered into a new technical assistance agreement with SingTel after June 30, 2000 whereby SingTel representatives provide us management and technical advice for consideration in the aggregate amount of less than (Peso)100 million per year without the payment of royalties.

We are party to an interconnection agreement with SingTel whereby we pay and also receive international settlement payments for bilateral traffic with SingTel. We are also party to a roaming agreement with SingTel which allows our respective subscribers to roam on each other’s network subject to conventional GSM roaming surcharges. Our annual aggregate international settlement and roaming payments to and receipts from SingTel are summarized below for the periods indicated:

	Year ended December 31,
	1999	2000	2001	2002
	(in millions of Pesos)
International settlement
Paid	110.8	80.0	50.1	351.7
Received	342.0	201.8	94.4	1,117.3
Roaming
Paid	11.7	15.7	25.5	45.3
Received	92.0	103.4	162.8	182.5

SingTel licenses to us the wireless billing system and wireline billing system software for use in our cellular and fixed line services. SingTel offers us remote and on-site support for these software programs for an annual fee. We paid SingTel license and annual support fees of (Peso)76.6 million, (Peso)70.7 million and (Peso)79.4 million ($1.5 million) in 2000, 2001 and 2002, respectively.

In 2001, Globe signed a cable equipment supply agreement with C2C, an affiliate of SingTel. As of December 31, 2002, the equipment purchased under this agreement amounted to (Peso)2,679.3 million ($50.3 million).

In March 2002, Globe entered into an equipment lease agreement for the same equipment obtained from C2C with GB21 (Hong Kong) Limited, or GB21. Subsequently, GB21, in consideration of C2C’s agreement to assume all payment obligations pursuant to the lease agreement, assigned all its rights, obligations and interest in the equipment lease agreement to C2C. As a result of the assignment of the receivables and payables by GB21 to C2C under the two agreements, our remaining liability to C2C for the cable supply agreement amounted to (Peso)2,518.5 million ($47.3 million) as of December 31, 2002.

In June 2002, Globe purchased capacity in the Japan — U.S. Cable Network from C2C. The cost of capacity purchased amounted to (Peso)110.9 million ($2.1 million) as of December 31, 2002. The amount was fully paid in 2002.

In July 2002, Globe received advance service fees from C2C amounting to (Peso)85.2 million ($1.6 million) which will be offset against its share in the operations and maintenance costs of the cable landing facilities of Globe.

Globe reimburses Ayala for certain operating expenses. The net outstanding payable and transactions with Ayala as of December 31, 2002 were immaterial.

SingTel, Ayala and Deutsche Telekom have each signed letters of comfort or awareness in connection with some of our indebtedness. In these letters each shareholder makes various assurances to the particular lender, including assurances that it will exercise its influence so that we meet our financial commitments to the lender. In some of these letters, Ayala, SingTel and Deutsche Telekom confirm that they will maintain a certain minimum shareholding in Globe and in Asiacom.

Islacom and Deutsche Telekom entered into a technical assistance agreement whereby Deutsche Telekom will provide, for a fee, technical advisory services relating to financial, billing and information management systems and planning services, personnel services, regulatory planning, and marketing research services to enable Islacom to comply with Philippine communications regulatory requirements. Deutsche Telekom subsequently assigned all its rights, title, interests, duties and obligations in the agreement to Consultancy by Technicus Corporation, a subsidiary of Deutsche Telekom. On August 12, 2002, the agreement was extended from December 2002 to December 31, 2003 with no other change in the original provisions. Technical fees charged to operations for the year ended December 31, 2002 amounted to (Peso)9.9 million ($0.2 million) and the outstanding payable balance at December 31, 2002, was (Peso)5.0 million ($0.1 million).

We have also entered into an interconnection agreement with Deutsche Telekom whereby we pay and also receive international settlement payments for bilateral traffic with Deutsche Telekom. The international settlement earned from Deutsche Telekom was (Peso)1.0 million ($0.02 million) in 2002 and the interconnection charges that we paid Deutsche Telekom amounted to (Peso)247,000 ($4,600).

Islacom obtained a $30 million emergency loan from Deutsche Telekom in March 1999 which bears interest at the 6 month U.S. dollar LIBOR rate plus a margin of 2%, and was originally payable on July 31, 2001. The repayment dates were extended up to 2003. The total amount of the $30 million loan was fully paid in two installments: in July 2002 for the first $15 million, and in November 2002 for the balance.

Transaction with Islacom

In 2002, Globe and Islacom entered into a memorandum of agreement for Islacom’s use of the Globelines brand name for its telephone services and in return, Islacom pays royalty fees to Globe starting in August 2002. For the year ended December 31, 2002, royalty income earned from Islacom was immaterial.

Globe also leases office space to Islacom at the Globe-Isla Plaza and lease expense for this arrangement amounted to (Peso)41.3 million ($0.8 million) for the year ended December 31, 2002.

In addition, Globe has transactions with Islacom in the ordinary course of business arising from traffic settlements and lease of certain telecom facilities and equipment. The net payable to Islacom arising from these transactions (excluding prepayment) amounted to (Peso)611.9 million ($11.5 million) as of December 31, 2002.

We may enter into additional transactions with our principal shareholders, our subsidiaries, directors and officers from time to time in the future.

ITEM 8.    FIN ANCIAL INFORMATION

See Item 17. “Financial Statements.”

Legal Proceedings

NTC’s Circular 13-6-2000

We are a party to a civil case where we sought to obtain a preliminary injunction against the implementation of the NTC’s Circular 13-6-2000 to extend the expiration of prepaid call cards from two months to two years and to replace the current per-minute billing method with the per-pulse billing method for all wireless communications service providers. The Regional Trial Court of Quezon City granted the preliminary injunction in our favor, which was dismissed by the Court of Appeals on the ground of lack of jurisdiction upon the appeal by the NTC. On February 15, 2002, the Court of Appeals denied our Motion for Reconsideration in respect of this ruling. On February 22, 2002, we filed a Petition for Review with the Supreme Court to annul and reverse the decision of the Court of Appeals. The Supreme Court, in its resolution dated September 9, 2002, denied the Petition for Review. On October 10, 2002, we filed a Motion for Reconsideration (with Motion to Consolidate) of the Supreme Court’s resolution. In the Motion, we sought the following: (1) the Petition be consolidated with Smart’s Petition, likewise pending with the Supreme Court since the two Petitions originated from the same RTC Civil Case and the same Court of Appeals case; (2) the Supreme Court resolution dated September 9, 2002 be reconsidered; and (3) Globe and Islacom’s Petition in the Supreme Court be given due course. Globe’s Motion for Reconsideration was recently consolidated with Smart’s petition on the same matter. Notwithstanding the foregoing, the decision of the Court of Appeals is still not immediately final and executory and could not be implemented as we still have a number of remedies available to us. In the event, however, that we are not eventually sustained in our position and Circular 13-6-2000 is implemented in its current form, we would probably incur additional costs for carrying and maintaining prepaid subscribers on our network.

Order of the International Bureau of the US Federal Communications Bureau

On December 26, 2002, we notified AT&T, one of our correspondent carriers in the U.S., of the expiration of their rate agreement with us on January 31, 2003 and informed AT&T that we would be charging AT&T new termination rates of $0.12 per minute for calls terminating to Philippine wireline exchanges and $0.16 per minute for calls terminating to Philippine wireless networks. Of our 34 major correspondents for international traffic around the world, at least 27 have already agreed to the new termination rates.

In the six weeks prior to the termination rate, we repeatedly followed up AT&T’s response to the new termination rates to the Philippines. AT&T, however, turned down our proposed new rates without giving any counterproposal. The January 31, 2003 deadline lapsed without the parties coming to any agreement on rates.

On February 7, 2003, AT&T and WorldCom filed a petition before the FCC seeking an order to stop all payments to Philippine telecommunications carriers on the ground that Philippine carriers are supposedly blocking circuits of AT&T and WorldCom in order to force AT&T and WorldCom to agree to the new rates for their calls terminating to the Philippines. On March 10, 2003, the Chief, International Bureau of the FCC, issued an order suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including us, until such time as the FCC issues a public notice stating otherwise. This order has the effect of preventing U.S. facilities-based carriers such as AT&T and WorldCom from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the order.

On March 11, 2003, the NTC issued a Memorandum Order dated March 11, 2003 directing all Philippine carriers not to accept traffic on direct circuits with U.S. facilities-based carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered. Pursuant to this Memorandum Order, we have remained open to negotiations and commercial transactions with U.S. carriers who pay for services rendered, but we will not accept traffic from U.S. carriers who have expressed their unwillingness or their inability to pay for interconnect services. On March 19, Globe reiterated previous demands for payment from AT&T of overdue receivables, but AT&T failed to pay. As a result, Globe suspended accepting traffic from AT&T effective as of the close of business hours on March 25, 2003. We cannot assure you that we will resolve this matter amicably with AT&T or when the FCC’s ban on payments due to us will be lifted.

We believe that completion of calls to and from the U.S. will not be hampered by the ongoing dispute or the stop payment order issued by the FCC. Traffic to and from the U.S. passes through a number of routes aside from direct circuits with U.S. carriers. AT&T itself has admitted in its filings before the FCC that it continues to refile its

Philippines-terminating traffic through other routes. Service to Philippine call centers are also unaffected as these pass through leased lines. Leased line services are not affected, as the ongoing dispute concerns termination rates for public switched voice services.

Various Claims

We are also contingently liable for various claims arising in the ordinary course of business and certain tax assessments which are either pending decision by the courts or are being contested, the outcome of which are not presently determinable. We believe the eventual liability under these claims, if any, would not have a material or adverse effect on our business, financial position and results of operation.

Dividend Policy

Our loan agreements contain a number of negative covenants that restrict our ability to take certain actions without lender approval, including paying dividends, see Item 10. “Additional Information — Summary of Material Contracts.” We are also subject to the requirements on dividends and distributions under our Articles of Incorporation. See Item 10. “Additional Information — Articles of Incorporation and By-laws.”

On January 29, 2002, our board of directors approved the declaration of a 25% stock dividend for 2002. All common shareholders as of the record date were entitled to receive the dividends. The declaration of the 25% stock dividend was subsequently approved by our shareholders at the annual shareholders meeting held on April 11, 2002.

Our board of directors approved the declaration of dividends amounting to (Peso)64.00 million and (Peso)47.07 million in 2002 and 2001, respectively, payable to series “A” convertible preferred shareholders. On December 27, 2002, we made a partial payment of dividends amounting to (Peso)3.00 million to our preferred shareholder.

Significant Changes

In December 2002, we and other Philippine telecommunications carriers increased the international settlement rates that will be paid to us by foreign telecommunications carriers for termination of international calls in the Philippines from $0.12 per minute to $0.16 per minute for calls terminating on a wireless network, an increase of 33%, and from $0.08 per minute to $0.12 per minute for calls terminating on a wireline network, an increase of 50%. In response, two U.S. telecommunications carriers, WorldCom and AT&T, filed a complaint with the FCC claiming that we and other Philippine carriers have engaged in anti-competitive and retaliatory behavior, such as blocking calls, against U.S. carriers that refused to pay the increased international settlement rates. For a detailed discussion, see “Legal Proceedings” above.

In December 2002 and January 2003, we entered into interconnection agreements with other Philippine carriers for local termination charges to our various networks. In accordance with these interconnection agreements, calls terminating to a wireless network will be charged a termination rate of (Peso)4.00 per minute effective from January 1, 2004. This is a decrease from the previous termination rate of (Peso)4.50 per minute. Effective January 1, 2003, metered calls terminating to a wireline network will be charged a termination rate of (Peso)2.50 per minute, an increase from the previous termination rate of (Peso)2.00 per minute. Effective January 1, 2004, this termination rate will be further increased to (Peso)3.00 per minute. Effective February 1, 2003, calls passing through an international gateway facility and terminating to a wireline or wireless network will be charged a termination rate of $0.12 per minute and $0.16 per minute, respectively. These charges represent an increase from the previous termination rates of $0.08 per minute and $0.12 per minute, respectively.

On January 16, 2003, we announced that we were suspending our prepaid international roaming service in the Kingdom of Saudi Arabia effective January 31, 2003 upon the request of Saudi Telecom. International roaming in Kingdom of Saudi will continue to be available for our postpaid subscribers. Saudi Telecom’s request to bar the service was due to its current review of prepaid services in general and was not specific to Globe.

ITEM 9.    T HE OFFER AND LISTING

Market Price Information — Common Shares

Our common shares have been listed and traded on the PSE since 1974 and have been included in the Philippine Composite Index since 2001. We restructured our share capital stock in 2000, which consisted of a declassification of our Class A and Class B common shares by creating a single class of common shares and a one for 50 stock split. The information in the table below gives effect to the declassification and the reverse stock split. The table shows, for the periods indicated, the high and low closing prices for the common shares as quoted on the PSE through February 2003.

	Common Shares
Year Ended December 31,	High	Low
	(in Pesos)
1998	335.00	155.00
1999	612.50	310.00
2000	915.00	500.00
2001	860.00	520.00
First quarter	860.00	650.00
Second quarter	700.00	650.00
Third quarter	695.00	610.00
Fourth quarter	680.00	520.00
2002*	815.00	390.00
First quarter	815.00	660.00
Second quarter	810.00	520.00
Third quarter	565.00	465.00
Fourth quarter	462.50	390.00
September	535.00	465.00
October	462.50	390.00
November	435.00	402.50
December	450.00	435.00
2003
January	530.00	445.00
February	550.00	510.00

*	Note: A 25% stock dividend was issued by Globe to all common stockholders of record as of April 30, 2002.

Market Price Information — Philippine Depositary Receipts

The application to list the Philippine depositary receipts, or the PDRs, which were issued by Globe Telecom Holdings, Inc., or GTHI, on October 5, 2000 on the PSE was approved by the Board of Governors of the PSE on September 13, 2000. On May 30, 2002, Globe notified GTHI that it had set the expiry date for the PDRs as July 15, 2002, after which the PDRs may no longer be exercised on the same day. GTHI notified the Philippine SEC and PSE about the setting of the expiry date. On October 1, 2002, a meeting of all remaining holders of the PDRs was held to discuss the proposed manner of disposition of our common shares underlying the PDRs, which expired July 15, 2002 in accordance with Section 5(c) of the PDR instrument. At the meeting, 99.84% of the remaining holders of the PDRs voted to amend the PDR instrument to allow GTHI to fulfill its remaining obligations to the PDR holders in relation to our common shares underlying the PDRs in any of the following ways:

•	by selling the underlying common shares in the open market, in a transaction over the PSE and remitting the cash proceeds to the PDR holder;
•	by conveying the underlying common shares to the PDR holders, in a transaction over the PSE; and
•	by conveying the underlying common shares to the PDR holders, in an over-the-counter transaction.

Holders were given 30 days to notify GTHI of their selected option. Failure by the holder to notify GTHI, would allow GTHI to sell the underlying common shares in the open market and remit the cash proceeds to the PDR holders, net of all related expenses. As of November 2002, PDR holders notified GTHI of their chosen option. Subsequently,

GTHI acted on the chosen options of the PDR holders by advising BPI Securities Corporation to implement the specific instructions of the PDR holders.

On December 26, 2002, GTHI filed with the Philippine SEC a request for the revocation of its permit to sell the PDRs.

The PDRs traded on the PSE from October 16, 2000 until their expiry date on July 15, 2002. The following table shows the high and low closing prices for the PDRs as quoted on the PSE until July 2002.

	PDRs
Year Ended December 31,	High	Low
	(in Pesos)
2000	720.00	585.00
Fourth quarter	720.00	585.00
(beginning October 16, 2000)
2001	850.00	500.00
First quarter	850.00	665.00
Second quarter	710.00	655.00
Third quarter	690.00	595.00
Fourth quarter	670.00	500.00
2002	855.00	635.00
First quarter	805.00	650.00
Second quarter	855.00	635.00
Most recent six months
February	805.00	750.00
March	800.00	770.00
April	795.00	685.00
May	845.00	760.00
June	855.00	635.00
July (ending July 15, 2002)	670.00	580.00

ITEM 10.    ADD ITIONAL INFORMATION

Articles of Incorporation and By-Laws

We register our Articles of Incorporation and By-Laws with the Philippine SEC and the registration number is 1177. The following is a brief description of selected provisions of Globe’s Articles of Incorporation and By-Laws, as amended.

Objects and Purpose

Article 2 of Globe’s Articles of Incorporation states that the company is formed to carry on the business of transmitting and receiving, for itself and for others, communications of every kind, news, music, messages, instruction, entertainment, pictures, advertising, light, and energy in any form, by means of electricity, electromagnetic waves, or any other kind of energy, force, vibrations or impulses, whether conveyed by wires, radiated through space, or transmitted through any other medium, to supply facilities for such purposes; and to charge and receive compensation therefor by tolls and charges. The Articles of Incorporation authorize Globe to take all actions that serve the attainment of its objects and purposes. Specifically, the Articles of Incorporation authorize Globe, among other things, to:

•	acquire, use, lease or otherwise deal in personal and real property;
•	acquire, use and dispose of intellectual property;
•	enter into and perform contracts;
•	conduct its businesses outside of the Philippines;

•	acquire, hold and dispose of and deal in all kinds of securities, including its own capital stock provided that certain conditions are met;
•	acquire the assets and undertake or assume the whole or any part of the bonds, mortgages, franchises, leases, contracts, indebtedness guarantees, liabilities and obligations of other companies;
•	amalgamate or unite with, manage or combine into the corporation, any other corporation under specified instances;
•	incur debts;
•	guarantee obligations; and
•	do all and everything necessary, suitable, convenient, or proper for the accomplishment of its purposes.

Directors

Unless otherwise provided by law or its By-Laws, the corporate powers of Globe are exercised, its business conducted, and its property controlled by its Board of Directors. Globe has 15 directors who are elected during each annual meeting of the stockholders of Globe for a term of one year. For the purpose of electing directors, each stockholder is entitled to a number of votes equal to the product of the number of shares owned by him and the number of directors to be elected. The Corporation Code (Batas Pambansa Bilang 68) entitles each stockholder to exercise his voting rights cumulatively in favor of one candidate or to distribute his votes among the candidates of his choice. The election of directors may only be held at a meeting convened for that purpose at which stockholders representing at least a majority of the issued and outstanding capital stock are present, either in person or by proxy. Under Philippine law, representation of foreign ownership on the Board of Directors of Globe is limited to the proportion of the foreign shareholding.

Directors may only act collectively, individual directors have no power as such. A majority of the directors constitutes a quorum for the transaction of corporate business and every decision of a majority of the quorum duly assembled as a board is valid as a corporate act. Any vacancy created by the death, resignation or removal of a director prior to expiration of his term may be filled by the remaining members of the Board of Directors, if still constituting a quorum. Any director elected in this manner by the Board of Directors shall serve only for the unexpired term of the director whom he replaces. Any such vacancy may also be filled by the stockholders entitled to vote, by ballot, at any meeting or adjourned meeting held during such vacancy, provided that the notice of the meeting mentions such vacancy or expected vacancy.

Directors do not receive any stated salary, but may receive a specific sum, fixed by resolution of the shareholders, for attendance at regular and special meetings.

Share Capital

A Philippine corporation may issue common or preferred shares, or such other classes of shares with such rights, privileges or restrictions as may be provided for in the articles of incorporation and the by-laws of the corporation.

The Corporation Code provides that voting rights cannot be exercised with respect to shares declared delinquent, treasury shares, or if the stockholder has elected to exercise his right of appraisal referred to below.

The shares of stock of a corporation may either be with or without a par value. Globe shares currently issued or authorized to be issued have a par value of (Peso)50.00 per share for common shares and a par value of (Peso)5.00 per share for preferred shares. In the case of par value shares, where a corporation issues shares at a price above par, whether for cash or otherwise, the amount by which the subscription price exceeds the par value is credited to an account designated as paid-in surplus. The Philippine SEC has ruled that such premium may not be distributed as cash dividends but may be distributed as stock dividends.

Subject to approval by the Philippine SEC, a corporation may increase or decrease its authorized share capital, provided that the change is approved by a majority of the board of directors and by stockholders representing at least two-thirds of the issued and outstanding capital stock of the corporation voting at a stockholders’ meeting duly called for the purpose.

Globe is empowered to acquire its own shares, provided that the corporation has unrestricted retained earnings or surplus profits sufficient to pay for the shares to be acquired and the acquisition is for a legitimate corporate purpose. The circumstances in which a corporation may exercise such power include, but are not limited to, the elimination of fractional shares arising out of stock dividends, the purchase of shares of dissenting stockholders exercising their appraisal right as referred to below and the collection or compromise of an indebtedness arising out of an unpaid subscription. When a corporation repurchases its own shares, the shares become treasury shares which may be resold at a reasonable price fixed by the board of directors. The Company may not directly or indirectly vote its own shares.

Under Globe’s Articles of Incorporation, the Board of Directors is authorized to issue shares from treasury from time to time but not to exceed 2% of the total authorized capital stock of Globe for that year. Treasury shares may be issued to any person, corporation or association, whether or not a stockholder of Globe, including officers or employees of Globe, for such consideration in money as the Board of Directors may determine, without the obligation of a prior offer to the stockholders of Globe, and no pre-emptive right applies to such shares issued from Globe’s treasury stock.

Globe’s authorized share capital is currently (Peso)11,250,000,000 divided into 200,000,000 common shares with a par value of (Peso)50.00 per share and 250,000,000 preferred shares with a par value of (Peso)5.00 per share.

Preferred stock series “A” has the following features:

•	convertible to one common share after ten years from issue date at not less than the prevailing market price of the common stock less the par value of the preferred shares;
•	cumulative and non-participating;
•	floating rate dividend (set at MART 1 plus 2% average for a 12-month period);
•	issued at par value of (Peso)5.00 per preferred share;
•	with voting rights;
•	Globe has the right to redeem the preferred shares at par plus accrued dividends at any time after five years from date of issuance; and
•	preferences as to dividend in the event of liquidation.

Preferred “A” shares were listed on June 29, 2001 with the PSE. Only Philippine citizens or corporations or partnerships wherein 60% of the voting stock or voting power is owned by Philippine citizens are eligible to purchase and hold the new preferred shares.

On March 5, 2001, Globe’s Board of Directors approved the creation of new 20 million series “B” preferred shares with a par value of (Peso)50 a share by further increasing the authorized capital stock from (Peso)11.25 billion to (Peso)12.25 billion and the amendment to Article Seventh of the Amended Articles of Incorporation to reflect the changes thereof. The Board of Directors also approved the issuance of new 16 million common shares in one or more offerings (other than rights issues) or private placements and, for this purpose, to further amend Article Seventh of the Amended Articles of Incorporation to exclude such new issues of common shares from the preemptive rights of the existing shareholders. On April 2, 2001, the stockholders approved the above proposals to issue series “B” preferred shares, to issue the 16 million new common shares, and to exclude the shares from the shareholders’ preemptive rights. The proposal for creation of series “B” preferred shares had been put on hold and there were no developments as of January 28, 2003 leading to its authorization and issuance.

Pre-emptive Rights

The Corporation Code confers pre-emptive rights on stockholders of Philippine corporations which entitle them to subscribe to all issues or other dispositions of shares by the corporation in proportion to their respective stockholdings, except when such right is expressly denied by the articles of incorporation of the corporation. Globe’s Articles of Incorporation currently do not deny pre-emptive rights to its stockholders. However, stockholders of Globe representing at least two-thirds of the issued and outstanding capital stock of the corporation voting at a stockholders’ meeting duly called for the purpose may approve a specific and limited denial of pre-emptive rights to subscribe to a particular issue or other disposition of shares from the capital of Globe. In addition, pre-emptive rights do not extend to shares to be issued in compliance with laws requiring stock offerings or minimum stock ownership by the public; or to shares to be issued in good faith with the approval of the stockholders representing two-thirds of the outstanding capital stock in exchange for property needed for corporate purposes or in payment of a previously contracted debt.

On June 20, 2000, stockholders representing over two-thirds of the issued and outstanding capital stock of Globe, voting at a stockholders’ meeting duly called for the purpose, approved the denial of pre-emptive rights with respect to shares to be issued by Globe in connection with Globe’s Stock Option Plans for its employees and executives, the PDR offering by GTHI on October 5, 2000 and any shares to be issued by Globe pursuant to the conversion of the PDRs into American Depositary Shares or other securities, under such terms as may be determined by the Board of Directors. On April 2, 2001, the stockholders approved the above proposals to issue series “B” preferred shares, to issue the 16 million new common shares, and to exclude the shares from the shareholders’ preemptive rights. The proposal for creation of series “B” preferred shares had been put on hold and there were no developments as of January 28, 2003 leading to its authorization and issuance.

Citizenship Requirements

Under the Philippine Constitution, non-Philippine persons may not own more than 40% of the issued and outstanding capital stock of a public utility (which includes communications companies). Compliance with the Philippine ownership requirement is determined by the number of shares outstanding, without regard to share classes. Philippine citizens and corporations or associations organized under Philippine law, the capital of which is at least 60% owned by Philippine citizens, are considered Philippine persons (each, a “Philippine Person”). Under Philippine law, representation of foreign ownership in the board of directors is limited to a proportionate share of the total foreign shareholding in the corporation.

Globe’s Articles of Incorporation provide that no issuance or transfer of shares of stock of Globe which would reduce the stock ownership of Philippine persons to less than 60% of the issued and outstanding capital stock shall be allowed or permitted to be recorded in the books of Globe.

Stockholders’ Meetings

The Globe Annual Stockholders’ Meeting shall be held on any date in April of each year as may be determined by Globe’s Board of Directors, at Globe’s principal office in Metro Manila, Philippines.

A special stockholders’ meeting may be called by the President of Globe or a majority of the Board of Directors, at his or their discretion, or by the President when requested in writing by stockholders representing at least 25% of the total issued and outstanding shares entitled to vote at the meeting. Notice of the time, date and place of any annual or special meeting of stockholders, and the validation of proxies, is required to be given either by mail or by personal delivery at least 15 days before the date set for the meeting.

Fixing Record Dates

The Board of Directors has the authority to fix in advance the record date for stockholders entitled: (i) to notice of, to vote at, or to have their votes voted at, any stockholder meeting; (ii) to receive payment of dividends or other distributions or allotment of any rights; or (iii) for any lawful action or for making any other proper determination of stockholders’ rights. No transfer will be recorded in the stock and transfer book of Globe on the date of a stockholders’ meeting or during the 20 day period preceding the date of any such meeting.

Voting

At each stockholders’ meeting, each stockholder shall be entitled to vote in person, or by proxy, all shares held by him which have voting power, upon any matter duly raised in such meeting.

Stock Transfers

Transfers of shares shall be made on the books of Globe by the registered holders thereof, either in person or by an attorney authorized by a power in writing executed by the registered stockholder, subject to applicable laws on voluntary and involuntary transfers, including payment of required taxes. Any transfer to a person not qualified to own shares in Globe shall not be recognized and cannot be recorded in the stock and transfer books of Globe.

As of December 31, 2002, 151,905,400 common shares and 158,515,021 preferred shares have been listed on the PSE. These shares trade and settle in the same manner as other securities listed on the PSE.

Dividends and Distributions

Under Philippine law, a corporation can only declare dividends to the extent that it has unrestricted retained earnings. Unrestricted retained earnings represent the undistributed earnings of the corporation which have not been allocated for any managerial, contractual or legal purposes and which are free for distribution to the stockholders as dividends. A corporation may pay dividends in cash, by the distribution of property or by the issuance of shares. Dividends paid by the issue of shares may only be paid with the approval of stockholders representing at least two-thirds of the issued and outstanding stock voting at a stockholders meeting duly called for the purpose.

The Philippine SEC also allows stock dividends to be declared out of the increase (over book value) in the value of a fixed asset owned by a company where such increase arises from a revaluation of the asset by an appraiser and depreciation in respect of such asset is being deducted by the company in determining its income from operations.

The Corporation Code requires a stock corporation with surplus profits in excess of 100% of its paid-in capital to declare and distribute the amount of such excess profits in the form of dividends to its stockholders. However, in the following cases a stock corporation is allowed to retain surplus profits in excess of 100% of its paid-in capital:

(i)	when justified by definite corporate expansion projects or programs approved by the Board of Directors;

(ii)	when the corporation is prohibited under a loan agreement with a financial institution or creditor, whether local or foreign, from declaring dividends without its or his consent (as the case may be), and such consent has not yet been secured; and

(iii)	when it can be clearly shown that such retention is necessary due to special circumstances, such as when there is a need for a special reserve for probable contingencies.

Derivative Actions and Appraisal Rights

Philippine law recognizes the right of a stockholder to institute proceedings on behalf of the corporation in a derivative action in circumstances where the corporation itself is unable or unwilling to institute the necessary proceedings to redress wrongs committed against the corporation or to vindicate corporate rights, as for example, where the directors themselves are the malefactors.

In addition, the Corporation Code grants a stockholder a right of appraisal in certain circumstances where he has dissented and voted against a proposed corporate action, including:

(i)	an amendment of the articles of incorporation which has the effect of adversely affecting rights attached to his shares or of authorizing preferences in any respect superior to those of outstanding shares of any class or of extending or shortening the term of corporate existence;

(ii)	the sale, lease, exchange, transfer, mortgage, pledge or other disposal of all or substantially all the assets of the corporation; and

(iii)	a merger or consolidation.

In these circumstances, the dissenting stockholder may require the corporation to purchase his shares at a fair value which, in default of agreement, is determined by an independent committee of directors. Any question about whether a dissenting stockholder is entitled to this right of appraisal will, in the event of a dispute, be determined by the Philippine SEC. The remedy will only be available if the corporation has unrestricted retained earnings sufficient to support the purchase of the shares of the dissenting stockholders.

Mandatory Tender Offers

Under the Securities Regulation Code (Republic Act 8799) which took effect on August 8, 2000, it is mandatory for any person or group of persons acting in concert intending to acquire at least (a) 15% of (i) any class of any equity security of a corporation listed in the Philippines or (ii) any class of any equity security of a Philippine corporation with assets of at least (Peso)50 million and having 200 or more stockholders with at least 100 shares each, or (b) at least 30% of such equity over a period of 12 months, to make a tender offer to all the stockholders of the target corporation on the same terms. In the event that the securities tendered pursuant to such an offer exceed what the acquiring person or group of persons is willing to take up, the securities shall be purchased from each tendering shareholder on a pro-rata basis. The Philippine SEC is expected to enact specific rules and regulations to govern such tender offers.

Fundamental Matters

The Corporation Code provides that certain significant acts may only be implemented with stockholders’ approval. The following requires the approval of stockholders representing at least two-thirds of the issued and outstanding capital stock of the corporation in a meeting duly called for the purpose:

(i)	amendment of the articles of incorporation;

(ii)	removal of directors;

(iii)	sale, lease, exchange, mortgage, pledge or other disposition of all or a substantial part of the assets of the corporation;

(iv)	investment of corporate funds in any other corporation or business or for any purpose other than the primary purpose for which the corporation was organized;

(v)	issuance of stock dividends;

(vi)	delegation to the board of directors of the power to amend or repeal by-laws or adopt new by-laws;

(vii)	merger or consolidation;

(viii)	an increase or decrease in capital stock;

(ix)	extension or shortening of the corporate term;

(x)	creation or increase of secured indebtedness; and

(xi)	declaration of stock dividends.

Accounting and Auditing Requirements

Philippine stock corporations are required to file copies of their annual financial statements with the Philippine SEC. Corporations whose shares are listed on the PSE are also required to file semi-annual financial statements with the PSE. Stockholders are entitled to request copies of the most recent financial statements of the corporation which include a balance sheet as of the end of the most recent tax year and a profit and loss statement for that year. Stockholders are also entitled to inspect and examine the books and records that the corporation is required by law to maintain.

The Board of Directors is required to present to stockholders at every annual meeting a financial report of the operations of the corporation for the preceding year. This report is required to include audited financial statements.

Summary of Material Contracts

Sale and Purchase Agreements

On February 27, 2001, Ayala and Visay-Tech, Inc. entered into a sale and purchase agreement, pursuant to which Visay-Tech, Inc. agreed to transfer 10,269,000 shares in Asiacom and a shareholder loan to Ayala. Ayala agreed to transfer 541,817 shares of common stock of Globe to Visay-Tech, Inc. through a sale on the PSE at the prevailing market price at the time of executing the sale. In addition, the parties executed a deed of assignment to effect the sale and purchase of the shares provided for in the sale and purchase agreement. Subsequently, DeTeAsia, acquired 100% of Visay-Tech, Inc., resulting in DeTeAsia’s control of 541,817 shares of common stock of Globe.

On March 5, 2001, DeTeAsia, Asiacom, and Globe entered into a subscription agreement, pursuant to which, DeTeAsia agreed to subscribe for 28,830,860 shares of Globe’s common stock and Asiacom agreed to subscribe for 158,515,021 Globe’s preferred stock. In consideration for common stock and preferred stock to be received by DeTeAsia and Asiacom, DeTeAsia and Asiacom have agreed to assign all their respective rights, title and interest in their shares in Islacom to Globe. On the same day, Asiacom and Globe entered into a deed of assignment, pursuant to which Asiacom assigned a total of 1,079,999,993 shares of common stock of Islacom to Globe in consideration for 158,515,021 shares of common stock of Globe to be received by Asiacom. DeTeAsia and Globe also entered into a deed of assignment, pursuant to which DeTeAsia assigned a total of 719,999,996 shares of common stock of Islacom to Globe in consideration for 28,830,860 shares of common stock of Globe to be received by DeTeAsia.

On March 5, 2001, STI and DeTeAsia entered into a sale and purchase agreement, pursuant to which STI agreed to transfer 180,606 shares of common stock of Globe to DeTeAsia through a sale on the PSE at the prevailing market price at the time of executing the sale. DeTeAsia agreed to transfer 3,423,000 shares in Asiacom to STI at a price equal to the amount paid by DeTeAsia for the Globe common shares. The parties subsequently executed a deed of assignment effecting the sale and purchase of the shares provided for in the sale and purchase agreement.

Shareholders’ Agreements

In May 2001, Ayala, SingTel and Deutsche Telekom entered into shareholders’ agreements with respect to their shareholdings in Globe and Asiacom, respectively. See Item 7. “Major Shareholders and Related Party Transactions — Relationship with Ayala, SingTel and Deutsche Telekom.”

Contracts Relating to Our Indebtedness

Long-term Loan Facilities with Commercial Banks and Other Financial Institutions.    We obtain long term loans in Pesos and U.S. dollars from leading local and international commercial banks, multilateral institutions, export credit agencies, and other financial institutions. As of December 31, 2002, a total of (Peso)33.9 billion ($637 million) of such debt was outstanding with (Peso)3.6 billion ($67.81 million) secured by the equipment and facilities purchased. These loans accrue interest on the following basis:

	Fixed rate	Floating rate
Peso denominated:	10.48% to 16%	three month or six month MART 1(1) plus 1.5% to 2% margin per annum
U.S. dollar denominated:	5.84% to 7.35% per annum	six month LIBOR plus 0.45% to 3.25% margin per annum

(1)	MART 1 refers to the rate, which is the average of the best 60% of all bids tendered by dealers in the secondary market for all “on-the-run” tenors of Philippine Treasury Bills as such rate is displayed on the MART 1 page or such other page which may replace MART 1 of the Bloomberg electronic service provider.

Repayments under these loans are mostly made in equal instalments at quarterly or semi-annual intervals. Final maturity for these loans range from 2003 to 2011.

Long-term Supplier Credits.    We enter into long-term suppliers’ credits whereby we obtain facilities from our suppliers. Our suppliers include Fujitsu Ltd., ECI Telecom Ltd., Mitsubishi Corporation, Sumimoto Corporation, Nera Telecommunications, Tomen Corporation and DMC Stratex Networks, Inc. As of December 31, 2002, a total of (Peso)2,268.6 million ($42.6 million) was outstanding, of which (Peso)234 million ($4.4 million) is secured by the equipment and facilities purchased. While interest rates on most of these loans are determined by reference to six month LIBOR plus a margin of 1.5% to 2.9%, others are determined by reference to the two year U.S. treasury bill rate plus a margin or by a fixed interest rate. Final maturity ranges from 2002 to 2006.

Short-term Suppliers Credits.    We also enter into short-term suppliers’ credits with Tomen Corporation, of which approximately (Peso)6.6 million ($0.1 million) was outstanding as of December 31, 2002. The interest rates for these facilities are determined by reference to six month Philippine treasury bill rate plus a margin of 1.5% to 3.0%. Repayments occur between 180 and 360 days after each drawdown.

Short-term Loans with Commercial Banks.    As of December 31, 2002, we did not have any consolidated short-term debt.

Our loan agreements contain restrictive covenants and require Globe to comply with specified financial ratios and other financial tests at relevant measurement dates such as the end of quarterly periods. Since approximately 88% of our debt is denominated in U.S. dollars, many of these financial ratios and other tests are negatively affected by the depreciation of Peso. These financial ratios and other tests are also negatively affected by any deterioration of our operating results or impairment of assets. To date, we have been in compliance with all the required financial ratios and other tests.

The financial tests under our loan agreements include compliance by Globe with the following ratios:

•	total debt to equity not exceeding 2:1;

•	total debt to EBITDA not exceeding 4:1 during the year 2002 and 3:1 thereafter (the definition of EBITDA under our loan agreements may differ from the definition we use in this annual report);

•	debt service coverage exceeding 1.3 times; and

•	secured debt ratio not exceeding 0.3 times.

Our loan agreements contain a number of negative covenants that restrict our ability to take certain actions without lender approval, including:

•	incurring additional debt;

•	making investments;

•	extending loans;

•	extending guarantees or assuming the obligations of other persons;

•	paying dividends;

•	disposing of assets;

•	creating security interests;

•	merging or consolidating with any other company; and

•	allowing a substantial change in control or management of us (which in some cases is defined to be failure by SingTel and Ayala or SingTel, Ayala and Deutsche Telecom, in the aggregate, to hold, directly or indirectly, at least 51% of our outstanding voting stock).

Some of the financial and other restrictive covenants in our other debt agreements may affect our ability to obtain future financing or conduct our business.

Our loan agreements contain customary and other defaults that permit lenders to accelerate amounts due under the loans or to terminate their commitments to extend additional funds under the loans. These defaults include:

•	cross-defaults and cross-accelerations that permit a lender to declare a default if we are in default under another loan agreement. In some cases, the cross-default provision is triggered upon a payment default, whether or not the defaulted loan is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. One loan agreement contains a cross-default provision that is triggered upon any default which, in the lender’s opinion, materially impairs our ability to pay our obligations under the loan agreement. In certain circumstances, these cross-default provisions could result in substantially all of our debt, including the notes offered hereby, becoming immediately due and payable. If this occurs, it is unlikely that we would be able to fulfill our repayment obligations;

•	failure by us to comply with certain financial ratio covenants referred to above;

•	the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs our ability to perform our obligations under our loan agreement with the lender;

•	the occurrence of changes to our cellular telephone services concession that the lender believes could materially adversely affect our business; and

•	other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by us.

Certain loan agreements provide for remedies in addition to acceleration and other customary measures, including requiring us to deposit cash collateral equal to the amount of outstanding letters of credit. In certain cases, SingTel, Ayala and Deutsche Telekom have provided limited assurances to lenders in connection with loans extended to us. These include assurances that each shareholder will exercise such influence that will allow us to meet our financial commitments to the lender. In some of these letters Ayala, SingTel and Deutsche Telekom confirm that they will maintain a certain minimum shareholding in Globe and in Asiacom. These agreements are solely for the benefit of such lenders and not other holders of our debt, including holders of the notes. Neither SingTel, Ayala or Deutsche Telekom has any obligation to extend this type or other support in the future, and there is no assurance that they will do so.

Indenture Governing Our 2002 Senior Notes And Amended And Restated Indenture Governing Our 1999 Senior Notes.    In 2002, we issued $200 million aggregate principal amount of 9.75% senior unsecured notes due 2012, or 2002 senior notes, pursuant to an indenture dated as of April 4, 2002 between us and The Bank of New York, as Trustee.

The 2002 senior notes bear interest at a rate of 9.75% per annum payable semiannually on April 15 and October 15 each year and mature on April 12, 2012. The 2002 senior notes are redeemable at our option, in whole or in part, at any time on or after April 15, 2007 at 104.875% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after April 15, 2010, plus accrued and unpaid interest and additional amounts, if any, to the date of redemption.

Prior to April 15, 2005, Globe may, upon not less than 30 nor more than 60 days’ prior notice, redeem the 2002 senior notes up to a maximum of 33?% of the original aggregate principal amount of the 2002 senior notes with the proceeds of one or more public equity offerings or from a strategic equity investment at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 66 2/3% of the original aggregate principal amount of the 2002 senior notes remains outstanding. Any such redemption shall be made within 75 days of such public equity offering or strategic equity investment, as applicable. The 2002 senior notes are also redeemable at our option at any time in whole at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in the Philippines. As of December 31, 2002, we have not redeemed any amount of the 2002 senior notes.

In October 2002, we obtained the requisite consents from the holders of our $220 million aggregate principal amount of 13% senior unsecured notes due 2009, or 1999 senior notes, to amend the indenture under which the 1999 senior notes were issued. The amendments under the amended and restated indenture dated October 21, 2002 conform certain terms and covenants contained in the indenture for our 1999 senior notes with the terms and covenants of the indenture for our 2002 senior notes.

The amended and restated indenture with respect to the 1999 senior notes and the indenture with respect to the 2002 senior notes contain certain covenants, that among others, restrict our ability to:

•	incur additional debt;

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	incur liens or evidence debt by a public instrument under Article 2244(14) of the Civil Code of the Philippines;

•	sell capital stock of subsidiaries;

•	sell assets;

•	enter into arrangements which restrict dividends from our subsidiaries;

•	enter into transactions with certain affiliates;

•	enter into sale and leaseback transactions;

•	engage in businesses other than the telecommunications business, as defined therein; or

•	consolidate, merge or sell all or substantially all of our assets, other than in certain transactions between us and one or more of our wholly-owned subsidiaries.

The indentures also provide for various events of default, including, among others:

•	a default in the payment of interest or principal;

•	a breach of the covenant relating to merger, consolidation or sale of property;

•	a breach of the other covenants that are not cured 30 days after receipt of notice of the breach;

•	acceleration of, or default on, our other indebtedness or certain indebtedness of our restricted subsidiaries in the aggregate of $10 million;

•	any judgment or judgments for the payment of money in an aggregate amount in excess of $10 million rendered against us that is not discharged for any period of 60 days;

•	bankruptcy, insolvency or reorganization events involving us or any significant subsidiary; and

•	revocation, suspension or termination of any material license.

Upon a change of control, holders of the 1999 and 2002 senior notes will have the right to require us to repurchase all or part of the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

Taxation

Philippine Tax Consequences for U.S. Holders of PDRs and Common Shares

The following is a general description of certain material Philippine tax law applicable to U.S. holders of PDRs and common shares. Holders of the PDRs are urged to consult their own tax advisers as to the particular tax consequences of the ownership and exercise or disposition of a PDR, including the applicability of any foreign tax laws. The PDRs expired on July 15, 2002. For a detailed discussion, see Item 9. “The Offer and Listing — Market Price Information — Philippine Depositary Receipts.”

Definitions

As used in this section, the term “resident alien” refers to an individual whose residence is within the Philippines and who is not a citizen thereof, a “non-resident alien” is an individual whose residence is not within the Philippines and who is not a citizen of the Philippines; a non-resident alien who is actually within the Philippines for an aggregate period of more than 180 days during any calendar year is considered a “non-resident alien doing business in the Philippines;” otherwise, such non-resident alien who is actually within the Philippines for an aggregate period of 180 days or less during any calendar year is consider a “non-resident alien not doing business in the Philippines.” A “resident foreign corporation” is a foreign corporation engaged in trade or business within the Philippines; and a “non-resident foreign corporation” is a non-Philippine corporation not engaged in trade or business within the Philippines.

Taxes on Cash Distributions

Although the matter is not free from doubt, the cash that the holders of PDRs may receive in the event that cash dividends are distributed in respect of the common shares should be taxed as interest, in which case the discussion under the subsection “Taxes on Interest” below, would apply. Should the Bureau of Internal Revenue rule otherwise, such cash or other distributions may be taxable as dividends, in which case the discussion under the sub-section “Taxes on Dividends” below, would apply.

Taxes on Interest

Interest income derived by individual citizens, individual resident aliens, Philippine corporations and resident foreign corporations from any bank deposit and yield or any other monetary benefit from deposit substitutes and from trust funds and similar arrangements from Philippine sources, shall be subject to a final withholding tax of 20%. Interest income derived from Philippine sources by individual non-resident aliens not engaged in a trade or business within the Philippines is subject to a final withholding tax of 25% of such interest income, in both cases subject to applicable preferential tax rates under tax treaties executed between the Philippines and the country of residence of such foreign individuals. Interest income derived by non-resident foreign corporations from Philippine sources, other than foreign loans, is subject to a final withholding tax of 32% from 2000 onwards. Interest income from foreign loans is subject to a withholding tax of 20%, subject to applicable preferential tax rates under tax treaties executed between the Philippines and the country of residence of such foreign corporations. Most tax treaties to which the Philippines is a party, including the Philippines—United States Tax Treaty (the “Treaty”), generally provide for a reduced tax rate of 15% in cases where the interest arises in the Philippines and is paid to a resident of the other contracting state. However, most tax treaties, including the Treaty, provide that preferential tax rates will not apply if the recipient of the interest, which is a resident of the other contracting state, carries on business in the Philippines through a permanent establishment to which such interest income is attributable.

Taxes on Dividends

Under current law, cash dividends received from a Philippine corporation by stockholders that are individuals who are either citizens or residents of the Philippines are subject to tax at a rate of 10%. On the other hand, cash dividends received from a Philippine corporation by stockholders that are Philippine corporations or resident foreign corporations are not subject to tax. Dividends received by non-resident foreign individuals engaged in trade or business in the Philippines from Philippine corporations are generally subject to a 20% final withholding tax on the gross amount thereof. Dividends received by non-resident foreign individuals not engaged in trade or business in the Philippines are generally subject to a 25% final withholding tax on the gross amount thereof, subject to applicable preferential tax rates under tax treaties executed between the Philippines and the country of residence of such foreign individuals.

Dividends received from a Philippine corporation by a non-resident foreign corporation are generally subject to a final withholding tax at the rate of 32%, subject to applicable preferential rates under tax treaties in force between the Philippines and the country of residence of such non-resident foreign corporation. The foregoing tax rates may be reduced to 15% if the country in which the non-resident foreign corporation is domiciled (i) imposes no taxes on foreign-sourced dividends, or (ii) allows a credit against the tax due from the non-resident foreign corporation taxes deemed to have been paid in the Philippines equivalent to 17% beginning January 1, 2000, which represents the difference between the regular income tax of 32% on corporations and the 15% tax on dividends.

Taxes on Exercise of PDRs

The transfer and sales of common shares to the holder of a PDR pursuant to the exercise of the holder of its right to delivery of the common shares, or the sale of common shares in the event that the exercising PDR holder is not qualified to hold the common shares, shall be made through the PSE. Thus, a stock transaction tax of 0.50% is due on such transfer or sale of common shares. In addition to the stock transaction tax, a documentary stamp tax of (Peso)1.50 for each (Peso)200.00 or a fractional part thereof of the par value of any common shares transferred is due. Globe Telecom, Inc. shall pay all documentary stamp taxes, stock transaction taxes, selling brokers’ fees and commissions and any transfer or similar fees due on the sale of the common shares, upon exercise by a holder of PDRs, but not to exceed the exercise price in respect of the PDRs being exercised.

Taxes on Capital Gains

Net capital gains realized during the taxable year from the sale, exchange, or disposition of shares (including PDRs) of Philippine corporations not traded through the PSE, unless an applicable treaty exempts such gains from tax, are subject to taxation as follows:

Gains not exceeding (Peso)100,000	5%
Gains over (Peso)100,000	10%

Under the Protocol to the Treaty, the Philippines may tax the gain realized by a United States resident from the disposition of an interest in a Philippine corporation only if the Philippine corporation’s assets consist principally of a real property interest located in the Philippines. As of December 31, 2002, Globe’s assets did not consist principally of a real property interest located in the Philippines.

Tax on Transfer of the Shares and the PDRs Listed and Traded Through the PSE

A sale or other disposition of shares of stock (including PDRs) issued by Philippine corporations listed and traded through the PSE by a resident or non-resident holder, other than a dealer in securities, is, unless an applicable tax treaty exempts such sale from tax, subject to a tax at the rate of 0.50% of the gross selling price of the shares (including PDRs). Securities listed on the PSE can only be traded through the PSE through a duly licensed and registered broker. A 7% tax is imposed on the commissions earned by PSE registered brokers. Beginning January 1, 2003, such commissions will become subject to a 10% value added tax in lieu of the 7% tax. The 7% tax or the value added tax, as the case may be, will generally be passed on by the broker to the client.

The Bureau of Internal Revenue has ruled that the exemption from income tax provided under the Treaty is applicable to the tax on shares of stocks not traded through the local stock exchange discussed under the heading “Taxes on Capital Gains,” above and to the stock transaction tax on shares of stock listed and traded through the local stock discussed under this heading, subject to the Protocol referred to above.

Documentary Stamp Tax

The transfer of shares of stock (including PDRs) in a Philippine corporation is subject to a documentary stamp tax of (Peso)1.50 for each (Peso)200.00 or a fractional part thereof of the par value of the shares transferred. The original issue of shares of stock (including PDRs) by a Philippine corporation is subject to documentary stamp of (Peso)2.00 for each (Peso)200.00 or a fractional part thereof, of the par value of the shares issued.

Estate and Gift Taxes

Subject to certain exceptions, the Philippine tax authorities impose estate taxes upon the transfer of the net estate of Philippine citizens and residents and the portion of the net estate of nonresident aliens located in the Philippines at rates ranging from 0% to 20%. In each case, the net estate includes shares (including PDRs) issued by a Philippine corporation. The Philippine tax authorities also impose gift taxes on donation of shares (including PDRs) issued by Philippine corporations at rates ranging from 0% to 30%.

United States Federal Income Taxation

The following summary describes the material United States federal income tax consequences as of the date hereof of ownership of PDRs and common shares and the exchange of PDRs for common shares. The PDRs expired on July 15, 2002. For a detailed discussion, see Item 9. “The Offer and Listing — Market Price Information — Philippine Depositary Receipts.”

The summary is based on the Internal Revenue Code of 1986, as amended, or the Code, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all of which are subject to prospective and retroactive changes. Globe has not sought a ruling from the Internal Revenue Service, or the IRS, with regard to the United States federal income tax treatment of ownership of PDRs and common shares and the exchange of PDRs for common shares, and, therefore, cannot assure you that the IRS will agree with the conclusions set forth below.

The summary applies only to holders who hold PDRs or common shares as capital assets. The discussion is a general summary and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

•	life insurance companies,

•	tax-exempt-entities,

•	dealers in securities or currency,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holding,

•	banks or other financial institutions,

•	investors that hold PDRs or common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle,

•	holders that own, directly or indirectly, ten percent or more of the total combined voting power of the shares of Globe,

•	investors whose “functional currency” is not the U.S. dollar, or

•	U.S. expatriates.

Further, this summary does not address the estate tax or alternative minimum tax consequences of an ownership of PDRs or common shares, the indirect consequences to holders of equity interests in entities that own PDRs or shares or the state, local and foreign tax consequences of ownership of PDRs or common shares.

The discussion below of the United States federal income tax consequences addressed to “United States Holders” will apply if you are the beneficial owner of PDRs or common shares and you are:

•	a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, organized under the laws of the United States, any State or the District of Columbia,

•	an estate whose income is subject to United States federal income taxation regardless of its source,

•	a trust (a) that it is subject to the control of one or more United States persons and the primary supervision of a court within the United States or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person, or

•	any other person who is subject to United States federal income tax on its worldwide income.

If a partnership holds the PDRs or common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

Characterization of PDRs.    The PDRs should be treated as evidencing an ownership interest in the underlying common shares for United States federal income tax purposes. It should be noted, however, that there is no authority addressing the characterization of an instrument like the PDRs and the IRS or a court could adopt a different position. Except as expressly noted in the discussion under the heading “Alternative Characterization of PDRs,” the discussion below assumes that PDRs will be treated as evidencing an ownership interest in underlying common shares. The discussion further assumes, except as expressly noted in the discussion under the heading “Treatment of Globe as a Passive Foreign Investment Company,” that Globe will not be a passive foreign investment company.

United States Holders of PDRs and Shares

Dividends and Other Distributions on PDRs and Shares.    Distributions made with respect to the common shares generally will be includible in your gross income as ordinary dividend income when you receive (or in the case of a PDR, when Globe Telecom Holdings, Inc. or GTHI receives) the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. Any distribution treated as a dividend generally will be foreign source income. Dividends will not be eligible for the dividends-received deduction allowed to corporations under Sections 243 and 245 of the Code. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

Dividends paid in Pesos will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that you receive the dividend (or in the case of a PDR, the date GTHI receives the dividend), regardless of whether the payment is in fact converted into U.S. dollars. You should not recognize any foreign currency gain or loss if Pesos are converted to U.S. dollars on the date received by you (in the case of the ordinary shares) or by GTHI, in the case of PDRs. If you do not receive U.S. dollars on the date the dividend is received by you or GTHI, as the case may be, you will be required to include either gain or loss in income when you later exchange the Pesos for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that you include in income when you or GTHI, as the case may be, receive the dividend and the amount that you receive when you actually exchange the Pesos for U.S. dollars. This gain or loss generally will be ordinary income or loss from United States sources. If Globe distributes non-cash property, you will include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Effect of Philippine Withholding Taxes.    Under current law, payments of dividends on common shares underlying PDRs to foreign investors are subject to Philippine withholding taxes, as discussed above in “Philippine Taxation—Taxes on Dividends.” For United States federal income tax purposes, United States Holders will be treated as having received the amount of Philippine taxes withheld by Globe or GTHI, as the case may be, with respect to the common shares, and as then having paid over the withheld taxes to the Philippine taxing authorities. As a result, the amount of dividend income included in gross income for United States federal income tax purposes by a United States Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the United States Holder from Globe or GTHI, as the case may be, with respect to the payment.

Sale or Exchange of Shares or PDRs.    You will recognize taxable gain or loss on any sale or exchange of a common share or PDR (other than an exercise of PDRs for common shares as discussed below under “Exercise of PDRs for Common Shares”). The gain or loss will be equal to the difference between the amount realized for the PDR or common share and your tax basis in the PDR or common share. The gain or loss will be capital gain or loss. If you are an individual who has held the PDR or common share for more than one year, you will be eligible for reduced rates of taxation. You may deduct any loss resulting from the sale or exchange of a PDR or common share only against other capital gains. If you are an individual, up to $3,000 of capital losses in excess of your capital gains may be deducted against ordinary income. Excess losses may be carried forward. Any gain or loss that you recognize will generally be treated as United States source income or loss for United States foreign tax credit purposes, but in certain circumstances, to the extent of dividends received during the 24-month period prior to the sale or exchange, the loss may be treated as foreign source. Philippine transaction taxes on the sale of common shares or PDRs will not be creditable.

Exercise of PDRs for Common Shares or American Depositary Shares.    The PDRs should be treated as evidencing ownership in the underlying common shares. If PDRs are treated as evidencing an ownership interest in underlying common shares, an exercise of PDRs for the underlying common shares will not be a taxable transaction, and a holder of PDRs will take the same basis and holding period in the common shares as it had in the PDRs exercised therefor. Similarly, an exchange of PDRs or common shares for American depositary shares would not be a taxable transaction.

Treatment of Globe as a Passive Foreign Investment Company.    Globe believes that it is not a passive foreign investment company for United States federal income tax purposes and does not expect to become a passive foreign investment company in the future. The determination of whether or not Globe is classified as a passive foreign investment company will be made on an annual basis and will depend on the composition of its income and assets, including goodwill, from time to time. In determining that Globe is not a passive foreign investment company, Globe is relying on its projected acquisition and capital expenditure plans for the current year and for future years. In addition, this determination is based on Globe’s current valuation of its assets, including goodwill. In calculating goodwill, Globe has valued its total assets based on its total market value determined using the market price for its shares and has made a number of assumptions regarding the amount of this value allocable to goodwill. Globe believes this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of Globe’s goodwill, which could result in Globe being classified as a passive foreign investment company. In addition, if Globe’s actual acquisitions and capital expenditures do not match its projections, it could become a passive foreign investment company. Globe must make a separate determination each year as to whether it is a passive foreign investment company. As a result, its passive foreign investment company status may change (for example, if there is a significant decline in the market price of its shares). If Globe becomes a passive foreign investment company at any time, it will notify its United States Holders within 60 days of the end of Globe’s taxable year ending December 31.

If Globe were a passive foreign investment company for any taxable year, you would be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares or PDRs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a passive foreign investment company. A United States Holder who owns common shares during any year that Globe is a passive foreign investment company must comply with applicable certification and disclosure requirements. United States Holders should consult their tax advisors concerning the United States federal income tax consequences of holding common shares in the event that Globe is considered a passive foreign investment company.

A United States Holder also generally can avoid the application of the special tax and interest charges discussed above if it elects to make a qualified electing fund, or QEF, election with respect to common shares. Globe, however, does not intend to comply with the information reporting, accounting and other requirements that would be necessary to enable you to make this election with respect to common shares. United States Holders should consult their tax advisers concerning the United States Federal income tax consequences to them of making a QEF election with respect to the common shares or PDRs as discussed below under “Alternative Characterization of PDRs.”

So long as common shares are regularly traded on a national securities exchange or similar market system and if no QEF election has been made with respect to common shares, you can avoid the special passive foreign investment company rules discussed above by electing to mark your shares to market. You should consult your tax advisor as to whether the mark-to-market election would be available to you if Globe were to become a passive foreign investment company.

Alternative Characterization of PDRs.    As noted above, there is no authority addressing the characterization of an instrument like the PDRs. Accordingly, the conclusion that the PDRs should be treated as evidencing an ownership interest in the underlying common shares is not free from doubt and the IRS or a court could adopt a different position. If the PDRs are not so treated, there are a number of possible alternative characterizations for U.S. federal income tax purposes. For example, the PDRs may be treated as a form of equity derivative in which case the timing and character of income recognized by a United States Holder may be different than that described above and an exercise of PDRs for underlying common shares may be taxable. Alternatively, the PDRs may be treated as equity interests in GTHI. United States Holders are urged to consult their tax advisers about the consequences to them if the PDRs are not treated as evidencing an ownership interest in the underlying common shares.

Information Reporting and Backup Withholding

Information reporting for United States Federal income tax purposes will apply to payments made on the PDRs or common shares paid within the United States unless you are an “exempt recipient” and you comply with applicable certification requirements. Generally, individuals are not exempt recipients while corporations are. Payments made outside the United States will be subject to information reporting in limited circumstances. Backup withholding of United States Federal income tax at a rate of 30% (subject to reduction through 2006) may apply to payments made in the U.S. on the PDRs or common shares. Backup withholding will not apply to payments made to a holder who is an “exempt recipient” and who complies with applicable certification requirements. The amount of any backup withholding due on a payment to a United States Holder will be allowed as a credit against your United States federal income tax liability. If you are a United States Holder and are not an exempt recipient, you can avoid backup withholding by supplying the payor with certain identifying information such as your taxpayer identification number or social security number on IRS Form W-9.

Documents on Display

We are subject to the informational requirements of the United States Exchange Act of 1934, as amended. You may inspect and copy the reports and other information we file at the public reference facilities maintained by the United States Securities and Exchange Commission, or the SEC, at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the SEC in Chicago and New York. You may also obtain copies of such material by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The SEC also maintains a web site at that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual reports and some of the other information submitted by us to the SEC may be accessed through this web site. We will also furnish this annual report to the trustee under the indenture. You may inspect and copy these reports, when so filed, at the public reference facilities maintained by the SEC.

Matters Related to Auditors

On March 14, 2002, the United States Department of Justice indicted Arthur Andersen, LLP, or Andersen, on a charge of obstructing justice in connection with its actions regarding Enron Corp. On June 6, 2002, SyCip Gorres Velayo & Co, or SGV, formerly a member of Andersen Worldwide, signed a definitive agreement with Ernst & Young International, or E&Y, to make permanent SGV’s membership to E&Y. As allowed under SEC Release FR62, a copy of SGV’s report relating to 2001 and 2000, issued under its affiliation with Andersen Worldwide, is carried forward. SGV has not reissued the report as they have ceased operating as an affiliate of Andersen Worldwide. The 2002 SGV report is issued under SGV’s affiliation with E&Y.

ITEM 11.    QUA NTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is related to changes in foreign exchange rates and interest rates.

Our foreign exchange risk results primarily from movements of the Peso against the U.S. dollar. Our revenues are generated in U.S. dollars and Pesos while substantially all our capital expenditures and debt are in U.S. dollars. The depreciation in the Peso has resulted in us realizing substantial foreign exchange losses, most of which we have capitalized under Philippine GAAP. The Peso closed at (Peso)53.254 on December 31, 2002 from (Peso)51.69 at December 31, 2001. As a result of the translation of the foreign currency-denominated assets and liabilities, we reported net foreign currency revaluation losses amounting to (Peso)960 million ($18 million) for the year ended December 31, 2002 of which (Peso)464.3 million ($8.7 million) was capitalized to property and equipment account.

The foreign exchange differentials arising from the restatement of foreign-currency denominated accounts other than those relating to the liabilities/borrowed funds attributed to financing the capital projects and those covered by swap agreements are charged or credited to current operations which amounted to a gain of (Peso)57 million ($1.1 million) for the year ended December 31, 2002. Our foreign exchange differentials arising from the restatement of foreign currency denominated liabilities/borrowed funds covered by swap agreements amounted to (Peso)553 million ($10.4 million) loss for the year ended December 31, 2002. This loss is offset by the translation gains from the related currency swaps also amounting to (Peso)553 million ($10.4 million).

As of December 31, 2002, we had total debt of (Peso)58.6 billion ($1,100.0 million) of which (Peso)51.8 billion ($973.5 million) was denominated in U.S. dollars. (Peso)20.9 billion ($391 million) or 40% of the total U.S. dollar debt was hedged by means of cross currency swaps. The total amount of U.S. dollar debt swapped into Pesos and Peso-denominated debt was approximately 47% of our total debt at December 31, 2002. See Item 5. “Operating and Financial Review and Prospects — Foreign Exchange Exposures” and Item 3. “Key Information — Risk Factors — The decline in the value of the Peso against the U.S. dollar increases many of our costs.”

A portion of our outstanding debt bears interest at floating rates and is subject to interest rate exposure resulting from changes in market interest rates. We have instituted a policy to use interest rate swaps to manage our interest rate exposure. We have an outstanding interest rate swap agreement, under which we effectively swap a portion of a floating rate U.S. dollar-denominated loan into fixed, with semi-annual payment intervals up to March 2007. The swap has an outstanding notional amount of $41 million as of December 31, 2002.

The following hypothetical example shows the impact on our net income under both Philippine GAAP and U.S. GAAP for the year ended December 31, 2002 if (i) a 10% devaluation of the Peso and (ii) a 10% change (increase) in base interest rates applicable to our floating rate debt:

	Year ended December 31, 2002
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	8.7%	6.4%
10% Interest rate change (increase)	(0.9%)	(0.9%)

ITEM 12.    DE SCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFA ULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MO DIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of the holders of the 2002 senior notes.

In October 2002, we obtained the requisite consents from holders of our 1999 senior notes to amend the indenture under which the 1999 senior notes were issued in August 1999. The amendments were intended to conform certain terms and covenants contained in the indenture for the 1999 senior notes with the terms and covenants of the indenture for our 2002 senior notes which were issued in April 2002. We paid to holders of the 1999 senior notes as of the record date that delivered valid consents that for each $1,000 in principal amount of notes, a consent fee in the amount of $2.50. As a result of the amendments, we are able to take advantage of greater financial and operational flexibility afforded to us by the indenture governing the 2002 senior notes.

On July 2, 2001, we served the PDR agent notice that in view of the completion of the Globe and Islacom combination, all the underlying shares held by GTHI can now be owned by non-Philippine persons without violating the Philippine ownership requirement under Philippine law. As a result, the PDR holders were given notice that July 2002 was the last day to exercise their PDR instruments. Pursuant to section 5(c) of the PDR instrument, no PDRs may be exercised after the expiry date. Based on the details of the PDR instrument, underlying common shares in respect of any PDRs still outstanding on the expiry date would be sold through an eligible broker and the proceeds, after deducting all applicable expenses, would be payable by GTHI to the relevant holders upon presentation of the relevant certificates.

Use of Proceeds

We completed our offering of the 2002 senior notes in March 2002.

The lead underwriter was Salomon Smith Barney Inc. Other underwriters were The Hongkong and Shanghai Banking Corporation Limited and Deutsche Banc Alex. Brown Inc. The principal amount of the 2002 senior notes was $200,000,000. The senior notes will mature on April 15, 2012. Interest on the 2002 senior notes will accrue at a rate of 9.75% per annum and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2002. The 2002 senior notes were issued in minimum denominations of $1,000 increased in multiples of $1,000. The issue price was 100% plus accrued interest, if any, from the issue date of the 2002 senior notes. The aggregate amount sold was $200,000,000.

In April 2002, we filed a registration statement on Form F-4 for the 2002 senior notes. The registration statement (No. 333-87614) relating to an exchange offer for the 2002 senior notes was declared effective by the SEC on July 28, 2002. In July 2002, we commenced an exchange offer in accordance with the registration statement pursuant to which we offered to exchange all of our outstanding 9.75% senior notes due 2012 for registered 9.75% senior notes due 2012. The terms of the new registered notes are substantially identical to the unregistered senior notes, except that the new registered notes have been registered under the United States Securities Act of 1933, as amended, and the transfer restrictions under the U.S. law and registration rights relating to the unregistered senior notes do not apply to the registered notes.

From the effective date of the Securities Act registration statement to December 31, 2002, we have paid an aggregate amount of (Peso)221 million ($4.1 million) for expenses incurred in connection with the issuance and distribution of the registered securities for underwriting discounts and commissions, finder’s fees, expenses paid to or for underwriters, and other expenses. Of this amount, (Peso)160 million ($3 million) went towards underwriting discounts and commission. No direct or indirect payment has been paid to directors, officers of the company or their associates or to persons owning 10% or more of any class of equity securities of the company or to any affiliates of the company.

The net proceeds from the sale of the 2002 senior notes, were approximately $195.9 million ((Peso)10.4 billion) after deducting underwriting discounts and commissions and expenses of the offering. We intend to use the net proceeds to fund our capital expenditure program, primarily related to the expansion and improvement of our wireless network and related working capital needs. From the effective date of the Securities Act registration statement to December 31, 2002, $122.7 million ((Peso)6,534.4 million) of the net proceeds was used for construction of plant, building and facilities, and purchase and installation of machinery and equipment. We do not intend to discharge any of our existing debt with the net proceeds. Pending application of the net proceeds as stated above, we have invested the net proceeds in short-term interest bearing instruments.

ITEM 15.     CONTROLS AND PROCEDURES

Our President and Chief Executive Officer and our Chief Financial Offer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934, as amended) within 90 days of the filing date of this annual report. Based on the evaluation, under the supervision and with the participation of our management, they have concluded that these disclosure controls and procedures are effective.

There were no significant changes in our internal controls or other factors that could significantly affect these disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls subsequent to the date our President and Chief Executive Officer and our Senior Vice President, Chief Financial Officer completed their evaluation. As a result, no corrective actions were required or undertaken.

ITEM 16.    [R ESERVED]

PART III

ITEM 17.    FI NANCIAL STATEMENTS

See pages F-1 through F-70 incorporated herein by reference.

ITEM 18.    FINAN CIAL STATEMENTS

We are furnishing financial statements pursuant to Item 17. Financial Statements in lieu of Item 18. Financial Statements.

ITEM 19. EX HIBIT INDEX

1.1***	—

Copy of Amended Articles of Incorporation of Globe Telecom, Inc. adopted on March 5, 2001 and April 2, 2001 and copy of the related Certificate of Filing issued by the Philippine Securities and Exchange Commission.

1.2*	—	Copy of Amended By-Laws of GMCR, Inc. adopted on February 28 and March 31, 1997 and copy of the related Certificate of Filing issued by the Philippine Securities and Exchange Commission.
2.1****	—	Indenture dated as of April 4, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee (including exhibits).
2.2*	—	Indenture dated as of August 6, 1999 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee (including exhibits).
2.3****	—	Form of Notes issued in 2002 (included in Exhibit 2.1).
2.4*	—	Form of Notes issued in 1999 (included in Exhibit 2.2).
2.5****	—

Registration Rights Agreement dated as of March 27, 2002 by and among Globe Telecom, Inc. and Salomon Smith Barney Inc., The Hongkong and Shanghai Banking Corporation Limited, and Deutsche Banc Alex. Brown Inc., as initial purchasers.

2.6*	—	Registration Rights Agreement dated as of July 30, 1999 by and among Globe Telecom, Inc. and Salomon Smith Barney Inc., JP. Morgan & Co. and ABN AMRO Incorporated, as initial purchasers.
2.7**	—	Agreement to furnish to the Commission a copy of any instrument defining the rights of the holders of long-term debt of the Company as required by the instructions as to exhibits to Form 20-F.
2.8*****	—	Executed Copy of Amended and Restated Indenture dated as of October 21, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee (including exhibits).
2.9***	—	Shareholders Agreement dated March 5, 2001 among Ayala Corporation, Singapore Telecom International Pte Ltd., DeTeAsia Holding GmbH and Asiacom Philippines, Inc.
2.10***	—	Asiacom Shareholders’ Agreement dated March 5, 2001 among Ayala Corporation, DeTeAsia Holding GmbH and Singapore Telecom International Pte Ltd.
2.11***	—	Agreement to Subscribe dated March 5, 2001 among DeTeAsia Holding GmbH, Asiacom Philippines, Inc. and Globe Telecom, Inc.
2.12***	—	Deed of Assignment dated March 5, 2001 between Asiacom Philippines, Inc. and Globe Telecom, Inc.

2.13***	—	Deed of Assignment dated March 5, 2001 between DeTeAsia Holding GmbH and Globe Telecom, Inc.
2.14***	—	Sale and Purchase Agreement dated March 5, 2001 between Singapore Telecom International Pte Ltd. and DeTeAsia Holdings GmbH.
2.15***	—	Sale and Purchase Agreement dated February 27, 2001 between Ayala Corporation and Visay-Tech, Inc.
4.1**	—	Corporate Notes Facility Agreement dated February 26, 2001 between Globe as Borrower, Hongkong and Shanghai Banking Corporation as Facility Agent and Certain Banks named therein as Lenders.
4.2**	—	Agreement to Subscribe dated as of March 5, 2001 among Asiacom Philippines, Inc., DeTeAsia Holding GmbH and Globe Telecom, Inc.
4.3*	—	Documentation of Executive Stock Option Plan and Employee Stock Option Plan of Globe Telecom, Inc.
6.1	—	Statement regarding earnings per share.
7.1	—	Statement regarding ratio of earning to fixed charges.
8.1**	—	Subsidiaries of the registrant.
10.1***	—	Letter re Andersen Assurances.
99.1	—	Certification of Chief Executive Officer pursuant to U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
99.2	—	Certification of Chief Financial Officer pursuant to U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference herein to Registration Statement on Form F-4 (File No. 333-10988) filed with the SEC on October 8, 1999.
**	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed with the SEC on March 30, 2001.
***	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2002.
****	Incorporated by reference herein to Registration Statement on Form F-4 (File No. 333-87614) filed with the SEC on April 30, 2002.
*****	Incorporated by reference herein to Form 6-K filed with the SEC on October 31, 2002.

SIGNATURE PAGE

Pursuant to the requirements of Sections 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2003

GLOBE TELECOM, INC.

/s/ Gerardo C. Ablaza, Jr.
Name:	Gerardo C. Ablaza, Jr.
Title:	President and Chief Executive Officer

CERTIFICATION

I, Gerardo C. Ablaza, Jr., certify that:

1.	I have reviewed this annual report on Form 20-F of Globe Telecom, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

(a)	all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Gerardo C. Ablaza, Jr.
Name:	Gerardo C. Ablaza, Jr.
Title:	President and Chief Executive Officer

CERTIFICATION

I, Delfin C. Gonzalez, Jr., certify that:

1.	I have reviewed this annual report on Form 20-F of Globe Telecom, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

(d)	all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

(e)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Delfin C. Gonzalez, Jr.
Name:	Delfin C. Gonzalez, Jr.
Title:	Chief Financial Officer

GLOBE TELECOM, INC.

Report of Independent Auditors

The Stockholders and the Board of Directors

Globe Telecom, Inc.

We have audited the accompanying consolidated balance sheet of Globe Telecom, Inc. and its Subsidiary as of December 31, 2002 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Globe Telecom, Inc. and its Subsidiary as of December 31, 2000 and 2001 and for the years then ended, were audited by other auditors who have ceased operations as a foreign associated firm of the U.S. Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated January 22, 2002 (except for Notes 24 and 25 which are dated January 29, 2002), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Globe Telecom, Inc. and its Subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the Philippines.

Certain accounting practices of Globe Telecom, Inc. and its Subsidiary used in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in the Philippines, but do not conform with accounting principles generally accepted in the U.S. A description of the significant differences and a reconciliation of net income and stockholders’ equity to U.S. generally accepted accounting principles are set forth in Note 26 to the consolidated financial statements.

SyCip Gorres Velayo & Co

A Member Practice of Ernst & Young Global

January 28, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Stockholders and the Board of Directors

Globe Telecom, Inc.

We have audited the accompanying consolidated balance sheets of Globe Telecom, Inc. and its subsidiary as of December 31, 1999, 2000 and 2001 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as valuating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Globe Telecom, Inc. and its Subsidiary as of December 31, 1999, 2000 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

Also, in our opinion, the translated amounts in the accompanying financial statements translated into U.S. dollars have been computed on the basis set forth in Note 26.

Certain accounting practices of the Company used in preparing the accompanying financial statements conform with accounting principles generally accepted in the Philippines, but do not conform with accounting principles generally accepted in the United States of America. A description of the significant differences and a reconciliation of net income (loss) and stockholders’ equity to U.S. generally accepted accounting principles are set forth in Note 25 to the financial statements.

SyCip Gorres Velayo & Co.

A Member Firm of Andersen Worldwide

January 22, 2002 (except for Notes 24 and 25 which are dated January 29, 2002)

THE ABOVE REPORT IS A COPY OF THE PRIOR REPORT AND HAS NOT BEEN REISSUED.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31
	2000		2001 (Notes 2 and 3)		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
ASSETS
Current Assets
Cash and cash equivalents (Notes 22 and 24)	(Peso)	2,998,941	(Peso)	7,752,296	(Peso)	18,963,154	$356,089
Short-term investments in notes (Note 22)		—		—		3,994,050	75,000
Receivables — net (Notes 4, 14 and 22)		8,155,749		12,327,968		12,433,183	233,469
Inventories and supplies — net (Notes 5 and 10)		424,483		862,582		382,616	7,185
Deferred income tax — net (Note 18)		853,504		852,963		867,452	16,289
Prepayments and other current assets (Notes 6, 9 and 22)		2,235,105		5,311,172		4,096,150	76,917

Total Current Assets		14,667,782		27,106,981		40,736,605	764,949

Property and Equipment — net (Notes 7, 10, 12, 13, 14, 19 and 24)		45,179,305		89,101,288		96,269,815	1,807,748

Other Assets
Deferred charges and others — net (Note 8)		1,762,661		1,325,418		1,948,838	36,595
Miscellaneous deposits and investments — net (Notes 9 and 15)		1,855,765		1,093,897		2,090,483	39,255

		3,618,426		2,419,315		4,039,321	75,850

Total Noncurrent Assets		48,797,731		91,520,603		100,309,136	1,883,598

	(Peso)	63,465,513	(Peso)	118,627,584	(Peso)	141,045,741	$2,648,547

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses (Notes 10, 14, 16, 19, 22 and 24)	(Peso)	15,550,242	(Peso)	22,500,099	(Peso)	24,682,700	$463,490
Notes payable (Notes 11 and 22)		4,366,205		2,097,342		6,639	125
Current portion:
Long-term debt (Notes 12 and 22)		2,405,810		6,684,741		7,430,233	139,524
Other long-term liabilities (Notes 13, 14 and 22)		—		—		190,074	3,569

Total Current Liabilities		22,322,257		31,282,182		32,309,646	606,708

Deferred Income Tax (Note 18)		1,810,320		3,110,438		4,080,329	76,620
Long-termDebt — net of current portion (Notes 12 and 22)		19,739,416		37,446,220		51,144,018	960,379
Other Long-term Liabilities — net of current portion (Notes 13, 14 and 22)		—		2,561,051		2,413,609	45,323

Total Noncurrent Liabilities		21,549,736		43,117,709		57,637,956	1,082,322

Total Liabilities		43,871,993		74,399,891		89,947,602	1,689,030

Stockholders’ Equity (Note 15)
Paid-up capital		18,912,161		39,287,989		39,377,802	739,433
Retained earnings		681,359		4,939,704		11,720,337	220,084

Total Stockholders’ Equity		19,593,520		44,227,693		51,098,139	959,517

	(Peso)	63,465,513	(Peso)	118,627,584	(Peso)	141,045,741	$2,648,547

See accompanying Notes to Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31
	2000		2001 (Notes 2 and 3)		2002		2002
	(In Thousand Pesos and U.S. Dollars, Except Per Share Figures) (Note 27)
NET OPERATING REVENUES (Note 14)	(Peso)	20,077,190	(Peso)	35,403,386	(Peso)	45,814,662	$860,305

COSTS AND EXPENSES
Operating (Notes 14, 16, 17 and 19)		10,943,033		18,147,476		18,061,955	339,166
Depreciation and amortization (Note 7)		3,343,317		6,199,091		10,992,424	206,415
Provision for losses on property and equipment and other probable losses		3,211		168,372		616,332	11,574
Provision for doubtful accounts (Note 4)		1,085,100		1,294,919		452,243	8,492
Provision for (recovery of) inventory losses, obsolescence and market decline		91,661		(17,972)		(19,744)	(371)

		15,466,322		25,791,886		30,103,210	565,276

INCOME FROM OPERATIONS		4,610,868		9,611,500		15,711,452	295,029

OTHER INCOME (EXPENSES) — Net
Interest expense (Notes 11 and 12)		(1,926,142)		(2,819,375)		(3,799,872)	(71,354)
Losses on retirement of property and equipment (Note 3)		—		—		(2,196,621)	(41,248)
Provisions for restructuring costs on network integration (Note 3)		—		—		(201,690)	(3,787)
Interest income		138,322		405,873		458,855	8,616
Equity in net earnings of investee companies (Note 9)		41,560		2,724		697	13
Others — net (Note 22)		(287,556)		(403,605)		(877,593)	(16,479)

		(2,033,816)		(2,814,383)		(6,616,224)	(124,239)

INCOME BEFORE INCOME TAX		2,577,052		6,797,117		9,095,228	170,790

PROVISION FOR INCOME TAX (Note 18)
Current		168,166		1,191,040		1,252,601	23,521
Deferred		860,055		1,300,661		997,994	18,741

		1,028,221		2,491,701		2,250,595	42,262

NET INCOME	(Peso)	1,548,831	(Peso)	4,305,416	(Peso)	6,844,633	$128,528

Earnings Per Share (Notes 15 and 21)
Basic	(Peso)	18.14 *	(Peso)	37.08 *	(Peso)	44.64	$0.84
Diluted		16.61 *		36.98 *		44.64	0.84

*	After retroactive adjustment for the 25% stock dividend approved by the Board of Directors (BOD) on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).

See accompanying Notes to Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Years Ended December 31
	2000		2001 (Notes 2 and 3)		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Preferred Stock — Series “A” (Note 15)	(Peso)	—	(Peso)	792,575	(Peso)	792,575	$14,883

Common Stock (Note 15)
Balance at beginning of year		3,334,053		3,656,074		6,054,872	113,698
Stock dividends*		—		—		1,518,984	28,523
Issued		322,021		2,398,798		21,416	402

Balance at end of year		3,656,074		6,054,872		7,595,272	142,623

Additional Paid-in Capital — Common (Note 15)
Balance at beginning of year		11,295,887		15,456,177		32,609,708	612,343
Stock dividends*		—		—		(1,518,984)	(28,523)
Issued		4,251,084		17,191,625		48,890	918
Expenses on stock offering and others		(90,794)		(38,094)		(29,639)	(557)

Balance at end of year		15,456,177		32,609,708		31,109,975	584,181

Subscriptions Receivable — Common (Note 15)
Balance at beginning of year		(222,223)		(200,090)		(169,166)	(3,177)
Collections — net of refunds		22,133		30,924		49,146	923

Balance at end of year		(200,090)		(169,166)		(120,020)	(2,254)

Paid-up Capital		18,912,161		39,287,989		39,377,802	739,433

Deposit on Subscriptions — Common (Notes 3 and 15)
Balance at beginning of year		—		—		—	—
Deposits made		—		7,907,249		—	—
Transfer to paid-up capital		—		(7,907,249)		—	—

Balance at end of year		—		—		—	—

Retained Earnings
Balance at beginning of year		(867,472)		681,359		4,939,704	92,758
Dividends on preferred stock — Series “A” (Note 15)		—		(47,071)		(64,000)	(1,202)
Net income		1,548,831		4,305,416		6,844,633	128,528

Balance at end of year		681,359		4,939,704		11,720,337	220,084

	(Peso)	19,593,520	(Peso)	44,227,693	(Peso)	51,098,139	$959,517

*	25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).

See accompanying Notes to Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2000		2001 (Notes 2 and 3)		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	(Peso)	2,577,052	(Peso)	6,797,117	(Peso)	9,095,228	$170,790
Adjustments for:
Depreciation and amortization of property and equipment		3,212,456		6,056,442		10,840,481	203,562
Amortization of deferred charges and others		130,861		142,649		151,943	2,853
Provisions for (recovery of):
Losses on property and equipment and other probable losses		3,211		168,372		616,332	11,574
Doubtful accounts		1,085,100		1,294,919		452,243	8,492
Restructuring costs on network integration		—		—		201,690	3,787
Inventory losses, obsolescence and market decline		91,661		(17,972)		(19,744)	(371)
Decline in value of investment in shares of stock		32,415		—		—	—
Losses on retirement of property and equipment		—		—		2,196,621	41,248
Interest expense		1,926,142		2,819,375		3,799,872	71,354
Interest income		(138,322)		(405,873)		(458,855)	(8,616)
Loss (gain) on disposal of property and equipment		(6,535)		61,072		234,073	4,395
Equity in net earnings of investee companies — net of tax		(41,560)		(2,724)		(697)	(13)
Dividend income		(304)		(304)		(282)	(5)

Operating income before working capital changes		8,872,177		16,913,073		27,108,905	509,050
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables		(4,732,219)		(4,972,605)		(551,161)	(10,350)
Inventories and supplies		(327,091)		(141,004)		474,283	8,906
Prepayments and other current assets		(1,966,045)		(1,898,207)		1,090,111	20,470
Increase in:
Accounts payable and accrued expenses		5,076,443		4,785,380		228,144	4,284
Other long-term liabilities		—		—		85,206	1,600

Cash generated from operations		6,923,265		14,686,637		28,435,488	533,960
Interest paid		(2,119,248)		(3,656,793)		(4,146,097)	(77,855)
Income tax paid		(69,459)		(873,773)		(1,273,521)	(23,914)

Net cash flows from operating activities		4,734,558		10,156,071		23,015,870	432,191

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property and equipment		(14,134,888)		(26,092,393)		(17,918,193)	(336,467)
Investment in short-term notes		—		—		(3,994,050)	(75,000)
Proceeds from sale of property and equipment		11,360		11,348		40,136	754
Interest received		158,870		379,505		436,203	8,191
Dividends received — net of tax		84,194		304		282	5
Decrease (increase) in:
Deferred charges and others		(32,193)		37,782		(223,052)	(4,188)
Miscellaneous deposits and investments		(1,472,918)		848,956		(1,011,730)	(18,998)
Cash acquired from a subsidiary		—		1,304,678		—	—

Net cash flows used in investing activities		(15,385,575)		(23,509,820)		(22,670,404)	(425,703)

(Forward)

	Years Ended December 31
	2000		2001 (Notes 2 and 3)		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of:
Short-term borrowings	((Peso)	6,304,267)	((Peso)	8,197,316)	((Peso)	3,120,617)	($58,599)
Long-term borrowings		(1,657,325)		(5,338,846)		(6,977,273)	(131,019)
Proceeds from:
Short-term borrowings		7,527,421		2,630,896		1,026,230	19,270
Long-term borrowings		5,761,604		21,726,782		21,405,919	401,959
Payment of dividends to preferred shareholder		—		—		(3,000)	(56)
Payments of due to affiliates		—		(646,141)		(1,556,445)	(29,227)
Subscription of capital stock — net of stock-related expenses		4,504,444		7,931,729		90,578	1,701

Net cash flows from financing activities		9,831,877		18,107,104		10,865,392	204,029

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(819,140)		4,753,355		11,210,858	210,517
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		3,818,081		2,998,941		7,752,296	145,572

CASH AND CASH EQUIVALENTS AT END OF YEAR	(Peso)	2,998,941	(Peso)	7,752,296	(Peso)	18,963,154	$356,089

See accompanying Notes to Consolidated Financial Statement

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    General

Globe Telecom, Inc. (hereafter referred to as “Globe Telecom” or the “Parent Company”) is a stock corporation organized under the laws of the Philippines. Globe Telecom is one of the leading providers of digital wireless communication services in the Philippines utilizing a fully digital network based on Global System for Mobile Communication (GSM) technology. It also offers a broad range of wireline voice communication and data transmission services as well as domestic and international long distance communication services or carrier services. Globe Telecom’s principal executive offices are located at 5/F Globe Telecom Plaza, Pioneer corner Madison Streets, Mandaluyong City, Metropolitan Manila, Philippines. Globe Telecom is listed in the Philippine Stock Exchange (PSE). Effective September 17, 2001, the PSE approved the new composition of the PSE Composite Index to include Globe Telecom. The new basket of stocks is the result of the review and evaluation of all listed companies for the three-year period 1998 to 2000, using guidelines governing the selection of index stocks.

In June 2001, Isla Communications Co., Inc. (hereafter referred to as “Islacom”) became a wholly owned subsidiary of Globe Telecom, Inc. (see Note 3). Islacom is a stock corporation organized under the laws of the Philippines. Islacom is one of the providers of digital wireless communication services in the Philippines. Islacom currently offers cellular service under the Touch Mobile (TM) prepaid cellular brand. The TM brand is supported in the integrated cellular networks of Globe Telecom and Islacom. It also offers a broad range of wireline voice communication as well as domestic and international long distance communication services or carrier services. Islacom’s principal executive office is located at 18F Globe-Isla Plaza, corner Samar and Panay Roads, Cebu Business Park, Cebu City, Philippines (formerly at 4F CIFC Bldg. Corner J. Luna and Humabon Streets, North Reclamation Area, Cebu City, Philippines).

Globe Telecom

Globe Telecom is enfranchised under Republic Act (RA) No. 7229 and its related laws to render any and all types of domestic and international telecommunications services. Consequently, Globe Telecom is entitled to certain tax and non-tax incentives under its franchise and has availed of incentives for tax and duty-free importation of capital equipment for its services under its franchise. Globe Telecom is also entitled to certain tax and non-tax incentives under its pioneer status registrations with the Philippine Board of Investments (BOI) for the Company’s Phase 8 cellular roll-out project and its Cable Landing Station project (see Note 18).

Globe Telecom is a grantee of various authorizations from the National Telecommunications Commission (NTC) to offer and operate telex, facsimile, other traditional voice and data services, and domestic leased line service using Very Small Aperture Terminal (VSAT) technology. Apart from these traditional services, Globe Telecom have been granted in 1994 new provisional authorizations (PAs) to install, operate and maintain: (1) a nationwide digital Cellular Mobile Telephone System under the GSM standard (CMTS-GSM); (2) an International Digital Gateway Facility (IGF) in Metro Manila; (3) local exchange carrier (LEC) services in Makati and surrounding areas in Metro Manila, Batangas, Cavite, Mindoro, Palawan and certain areas in

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mindanao; and (4) a nationwide paging network. The PA for Globe Telecom’s paging service was withdrawn last June 21, 1996 on motion of Globe Telecom under the provisions of RA No. 7925 whereby an enfranchised entity who may wish to provide radio paging service no longer requires a PA to do so and need only to register with the NTC.

On July 23, 2002, NTC issued the Certificate of Public Convenience and Necessity (CPCN) for Globe Telecom’s CMTS and LEC services. The CPCN, which is valid for and renewable after 25 years, supersedes the PAs issued by the NTC for Globe Telecom’s CMTS and LEC services.

On September 28, 1998, Globe Telecom filed an application before the NTC for additional service areas for its fixed line service. These additional service areas are the provinces of Laguna, Quezon and Rizal. The application for additional service is still pending approval by the NTC.

In addition, the NTC: (1) granted Globe Telecom a license for inter-exchange services on January 21, 1998; (2) converted the PA for its IGF in Metro Manila into a CPCN on October 7, 1998; (3) granted a PA to charge the corresponding rates for its Public Payphone Service on February 12, 1999; and (4) approved its application for restructuring of its LEC rates, approving an increase in its national direct dialing rates and monthly service fees on February 7, 2000.

At various times in the years 2001 and 2000, the NTC granted Globe Telecom additional frequencies on the GSM 1800 band. As of September 2002, the NTC had granted Globe Telecom a total of 12.5 Mhz frequencies in the GSM 1800 band, in addition to the original 7.5 Mhz granted in the GSM 900 band as part of its original PA for cellular service granted in NTC Case No. 92-449.

Islacom

Islacom is enfranchised under RA No. 7372 and its related laws to render any and all types of domestic and international telecommunications services. Islacom is entitled to certain tax and non-tax incentives under its franchise, and has availed of incentives for tax and duty-free importation of capital equipment for its services under its franchise.

On April 4, 2002, NTC issued Islacom a Certificate of Compliance attesting to Islacom’s substantial compliance with its obligation to install 700,000 LEC lines.

On July 23, 2002, the NTC issued the CPCN for Islacom’s IGF, CMTS and LEC services. The CPCN, which is valid for and renewable after 25 years, supersedes the PAs issued by the NTC for Islacom’s IGF, CMTS and LEC services.

In addition, Islacom’s: (1) registration with the NTC to render paging services expired on June 5, 2001 and on the same date, Islacom discontinued the service; (2) authority to operate “Budget Service”, otherwise known as its LEC Prepaid Service was granted by the NTC on August 27, 2001; and (3) application with the NTC for the rebalancing of its LEC rates was approved on November 19, 2001.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying consolidated financial statements have been prepared under the historical cost convention method and in accordance with accounting principles generally accepted in the Philippines.

Basis of Consolidation

The consolidated financial statements include the accounts of Globe Telecom and its wholly owned subsidiary Islacom (collectively referred to as the “Globe Group”) as of December 31, 2001 and 2002.

Subsidiaries are consolidated from the date on which control is transferred to the group and cease to be consolidated from the date on which control is transferred out of the group.

Islacom has been included in the 2001 consolidated financial statements using the purchase method of accounting. Accordingly, the 2001 consolidated statements of income and cash flows include the results and cash flows of Islacom for the six-month period from its acquisition on June 27, 2001. The purchase consideration has been allocated to the assets and liabilities on the basis of fair value at the date of acquisition (see Note 3).

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Adoption of New Accounting Standards

The Globe Group adopted the following Statements of Financial Accounting Standards (SFAS), which became effective for audited financial statements covering the period beginning January 1, 2002. These standards are adoption of their corresponding International Accounting Standards (IAS).

•	SFAS 16/ IAS 16, Property, Plant and Equipment;
•	SFAS 24/ IAS 24, Related Party Disclosures;
•	SFAS 27/ IAS 27, Consolidated Financial Statements;
•	SFAS 28/ IAS 28, Investment in Associates; and
•	SFAS 36/ IAS 36, Impairment of Assets.

The new SFAS/ IAS provide more specific criteria and guidelines and require additional disclosures to the financial statements. The adoption of the abovementioned SFAS/ IAS does not have a material effect on the financial statements. However, there can be no assurance that there will be no material impact in the future with respect to SFAS/ IAS 16 and 36.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management’s evaluation of relevant facts and circumstances as of the date of the financial statements. Actual results could differ from such estimates.

Revenue Recognition

Net operating revenues include the value of all telecommunications services provided and are recognized when earned and stated net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection and settlement agreements. Interconnection fees and charges are based on agreed rates with the other foreign and local carriers and content providers and any unpaid amounts are shown as traffic settlement payables under “Accounts payable and accrued expenses” in the consolidated balance sheets. Inbound revenues, included as part of net operating revenues, represent settlement received from telecommunications providers who sent traffic to Globe Group’s network and any uncollected revenue is shown as traffic settlement receivables under “Receivables” in the consolidated balance sheets. Inbound revenues are based upon agreed transit and termination rates with other carriers.

Both the interconnection fees and charges and inbound revenues are accrued based on actual volume of traffic monitored by Globe Telecom from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per Globe Group’s records and per the records of the other carriers. These adjustments are recognized as they are determined and are mutually agreed on by the parties.

One-time registration fees received from certain mobile subscribers are included under “Net operating revenues” shown in the consolidated statements of income. The related costs incurred in connection with the acquisition of subscribers, which exceed the one-time registration fees, are charged to operations. Subscriber acquisition costs, which primarily include (a) commissions, (b) handset subsidy and (c) marketing expenses, are charged to operations in the year in which they are incurred. Handset subsidy represents the difference between the book value of handsets and subscriber identity module (SIM) cards and the corresponding selling price to a subscriber.

Installation fees received from landline subscribers are also credited to “Net operating revenues” shown in the consolidated statements of income. The related labor costs on installation, which exceed the installation fees, are also charged to operations.

The proceeds from sale of prepaid cards are initially recognized as deferred revenues and are shown under “Accounts payable and accrued expenses” account in the liabilities section of the consolidated balance sheets. Revenue is realized upon actual usage of the airtime value of the card or expiration of the unused value of the card, whichever comes earlier, excluding the airtime value of free call cards given to dealers as promotional items. Interconnection fees and charges arising from the actual usage of free call cards are recorded as incurred. Starting August 1, 2002, the Globe Group discontinued the practice of issuing promotional airtime call cards to dealers.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three (3) months or less and that are subject to an insignificant risk of changes in value.

Short-term Investments in Notes

Investments in short-term notes are initially carried at cost and, if applicable, are translated to Philippine pesos at exchange rates prevailing at balance sheet date.

Receivables

Receivables are recognized and carried at billable amounts less an allowance for doubtful accounts. An allowance for doubtful accounts is maintained at a level considered adequate to provide for potential uncollectible receivables. The level of this allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. A review of the age and status of receivables, designed to identify accounts to be provided with allowance, is made on a continuous basis.

Customers

Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless and wireline subscribers. Such permanent disconnections generally occur within 90 days from statement date. As an overriding policy, full allowance is provided for residential and business wireline subscribers with outstanding receivables that are past due by 90 and 150 days, respectively.

Traffic Settlement Receivables — net

Full allowance is provided for the net receivable from international and national traffic carriers which are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers.

Additional provisions are made for accounts specifically identified to be doubtful of collection.

Inventories and Supplies

Inventories and supplies are stated at the lower of cost or net realizable value. Net realizable value is the selling price in the ordinary course of business less direct cost to sell. Cost is determined using the moving-average method.

Allowance is provided for obsolescence and possible losses. A full obsolescence allowance is provided when the inventory is non-moving for more than one year. A 50% allowance is provided for slow-moving items. An allowance for market decline is provided equivalent to the difference between the cost and the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization, accumulated provision for impairment loss and allowance for probable losses, if any. Cost includes: (a) interest and other financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation, and (b) foreign exchange differentials (foreign exchange loss net of foreign exchange gain) arising from restatement to prevailing exchange rate of foreign currency-denominated liabilities related to the acquisition of property and equipment.

Foreign exchange losses are no longer included as part of cost if the resulting carrying amount of the related fixed asset exceeds the lower of the replacement cost and the amount recoverable from the use or sale of the asset.

Assets under construction are transferred to the related property account when the construction or installation and related activities necessary to prepare the property for its intended use are complete and the property is ready for service (see Note 19).

Depreciation is computed using the straight-line method over the estimated useful lives of the assets regardless of utilization. The foreign exchange differential capitalized as part of the cost of the property is depreciated over the remaining estimated useful life of the related property. Leasehold improvements are amortized over their useful lives or the period of the lease agreements, whichever is shorter. A review of the estimated useful lives of the property and equipment based on factors that include asset utilization, technological changes, environmental and anticipated use of the assets is done annually.

In 2002, the Globe Group revised the estimated useful lives of certain equipment from 3-20 years to 3-10 years. The change was accounted for as a change in accounting estimate (see Note 7). The estimated useful lives of property and equipment are as follows:

Years
Telecommunications equipment:
Tower and mast	15
Switch	3-15
Outside plant	10-20
Others	2-20
Buildings	20
Leasehold improvements	5
Investments in cable systems	5-20
Furniture, fixtures and equipment	3-5
Transportation equipment	3-5
Work equipment	3

The cost of distribution dropwires is included under telecommunications equipment and is depreciated over five years.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maintenance and repairs are charged to operations. Major renewals and improvements, which extend the lives of the equipment, are capitalized to the appropriate property and equipment accounts. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

An allowance is provided for probable losses on property and equipment resulting from the conduct of periodic physical count. An allowance for obsolescence is also provided based on the observed condition of the assets during the count.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income. Recoverable amount is the higher of an asset’s net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash generating unit to which the asset belongs.

For the Globe Group, the cash-generating unit is the combined wireless and wireline asset group of Globe Telecom and Islacom. This asset grouping is predicated upon the requirement contained in the Executive Order (E.O.) No. 109 and RA No. 7925 requiring licensees of cellular and IGF services to provide 400,000 and 300,000 LEC lines, respectively, as condition for the grant of such licenses.

Deferred Charges

Expenditures relating to projects under the new PAs mentioned in Note 1, consisting of business development and start-up costs, net of incidental revenues, were deferred. These are amortized over a period of ten years from the start of commercial operations of the respective projects.

SFAS 38/ IAS 38 (as revised), “Intangible Assets”, prescribes accounting and disclosure requirements for intangible assets that were not specifically dealt with in other SFAS and expenditures on advertising, training, start-up and research and development activities. SFAS 38/ IAS 38 will become effective for financial statements covering periods beginning on or after January 1, 2003. On such date, any remaining balance of certain deferred charges included in “Other assets” shown in the consolidated balance sheets will be adjusted retroactively to retained earnings and comparative financial statements will be restated (see Note 8).

Debt Issuance Cost

Issuance, underwriting and other related expenses incurred in connection with the issuance of debt instruments are deferred and amortized over the terms of the instruments. Unamortized debt issuance costs are included under “Deferred charges and others” account in the consolidated balance sheets.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in Shares of Stock

The Parent Company’s 50% and 32.67% investments in the shares of stock of Pintouch Telecom, LLC (PTL, a limited partnership organized in the United States of America) and Globe Telecom Holdings, Inc. (GTHI) (see Note 9), respectively, are accounted for under the equity method. Under this method, the cost of investment is increased or decreased by the Parent Company’s equity in net earnings or losses of the investee and reduced by dividends received after date of acquisition. An impairment review of investments in shares of stock is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

Other investments in shares of stock where the Globe Group’s ownership interest is less than 20% or where control is likely to be temporary are stated at cost.

Income Taxes

Deferred tax assets and liabilities are recognized for: (a) the future tax consequences attributable to differences between the financial reporting bases of assets and liabilities and their related tax bases; and, (b) net operating loss carryover (NOLCO). Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO is expected to be realized. A valuation allowance is provided when it is more likely than not that the tax benefits of temporary differences giving rise to deferred income tax assets will not be realized through income tax deductions in the near future.

Pension Cost

Pension expense is determined using the projected unit credit actuarial cost method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Starting July 2002, actuarial valuations are conducted every three years, with option to accelerate when significant changes to underlying assumptions occur. Unrecognized past service costs are amortized over the expected average future service years of the current plan members.

Borrowing Costs

Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs as part of the cost of the property (a) commences when the expenditures and borrowing costs are being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; and (b) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property.

Other borrowing costs are recognized as expense in the period in which they are incurred.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded in Philippine Pesos based on the exchange rate prevailing at transaction date. Foreign currency-denominated monetary assets and liabilities are translated to Philippine Pesos at exchange rates prevailing at balance sheet dates. Foreign exchange differentials between transaction rate and rate at settlement date or balance sheet date of unhedged foreign currency-denominated monetary assets or liabilities are credited or charged to current operations, except those pertaining to foreign currency-denominated liabilities related to the acquisition of property and equipment which are added to or deducted from the carrying amount of the related property and equipment account.

The Globe Group enters into short-term foreign-currency forwards to manage its foreign exchange exposure related to foreign currency-denominated monetary assets and liabilities.

For certain long-term foreign currency-denominated loans, the Parent Company enters into long-term foreign currency swap contracts to manage its foreign exchange and interest rate exposures. Such agreements are sometimes entered into in combination with options.

Translation gains or losses on these foreign currency forwards and swaps are computed by multiplying the notional amounts by the difference between the exchange spot rates prevailing on the balance sheet date and the exchange spot rates on the contract inception date (or the last reporting date). The resulting translation gains or losses on the currency forwards are offset against the translation losses or gains on the underlying foreign currency-denominated monetary assets and liabilities. The resulting translation gains or losses on the currency swaps are offset against the translation losses or gains on the underlying foreign currency-denominated loans. The related revaluation amounts on the translation of foreign currency forwards and swaps are included in “Deferred charges and others” account in the consolidated balance sheets, including the carrying amount of forward premiums or discounts which are amortized over the life of the related contract. Swap costs accruing on long-term foreign currency swap contracts and are currently due to the swap counterparties are charged to current operations.

SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”, provides certain restrictions in allowing the capitalization of foreign exchange differentials. SFAS 21/IAS 21 will become effective for financial statements covering periods beginning on or after January 1, 2005. Accordingly, the Globe Group under these standards, will no longer be able to capitalize foreign exchange differentials effective January 1, 2005. On such date, any remaining balance of the capitalized foreign exchange differentials will be adjusted retroactively against retained earnings and comparative financial statements will be restated (see Note 7).

Segment Reporting

Business segments for management purposes are organized into four major operating businesses. The business units are the basis upon which the Globe Group reports its primary segment information. Financial information on business segments is presented in Note 23.

The Globe Group generally accounts for inter-segment revenues at agreed transfer prices.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Share (EPS)

Basic EPS is computed by dividing earnings applicable to common stock by the weighted average number of common shares outstanding during the year including fully paid but unissued shares as of the end of the year after giving retroactive effect for any stock dividends, stock splits or reverse stock splits during the year. Diluted EPS is computed assuming that the stock options, rights and warrants are exercised and qualified convertible preferred shares are converted.

3.    Changes in Organization

Combination with Islacom

On February 22, 2000, Globe Telecom and its principal shareholders Ayala Corporation (AC) and Singapore Telecom International Pte. Ltd. (STI), a wholly owned subsidiary of Singapore Telecom, and Islacom and its principal shareholders Asiacom Philippines, Inc. (Asiacom) and DeTeAsia Holding GmbH (DTA), a wholly owned subsidiary of Deutsche Telekom AG (DT), entered into a General Agreement for a combination of the business and operations of Globe Telecom and Islacom. The General Agreement contemplated the issuance of new Globe Telecom common and preferred shares to Islacom’s shareholders in exchange for 100% of the issued and outstanding stock of Islacom. The following were undertaken and completed pursuant to the General Agreement and the share swap transaction:

(a)	Globe Telecom restructured its existing capital structure through the execution of a 1 for 50 reverse stock split and a declassification of Globe Telecom’s Common A and B shares into a single class of shares in August 2000.

(b)	In the last quarter of 2000, Islacom aligned certain operating and financial policies with Globe Telecom which resulted in significant one-time adjustments amounting to about (Peso)1.02 billion included in the related accounts in Islacom’s statements of income. These one-time adjustments include the effects of change in estimated useful lives of outside plant and others and the effects of the elimination of salvage values in computing for depreciation and amortization expenses which resulted in an increase in Islacom’s loss from operations of about (Peso)847 million in 2000.

(c)	NTC issued its approval on the share swap transaction on February 2, 2001.

(d)	As part of the commitments, representations and warranties made by the shareholders of Globe Telecom and Islacom under the General Agreement: (a) Islacom Board of Directors (BOD) approved on January 19, 2001 the conversion of the $240 million loan from DTA into additional paid-in capital. On February 28, 2001, the $240 million loan from DTA was converted into DTA’s equity in Islacom following the approval of the NTC of the share swap transaction; and (b) DTA reimbursed Islacom for all expenses relating to the dispute with Liberty Broadcasting Network Inc. (LBNI) over a microwave backbone transmission facility. These expenses aggregated to about (Peso)641 million and were also converted to additional paid-in capital in December 2000. Further, the parties also agreed that Islacom’s liability to LBNI in the amount of $14.4 million, which was paid by DTA, be converted to additional paid-in capital.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e)	On February 5, 2001, the shareholders of Islacom signed a Settlement Agreement by virtue of which they agreed to mutually settle, waive and compromise any and all representations and warranty claims under the General Agreement.

(f)	Islacom received $68 million ((Peso)3.35 billion) additional paid-in capital from Asiacom as of February 6, 2001. Asiacom provided additional funding to Islacom for the enhancement of the value of the combination of Islacom and Globe Telecom.

(g)	On March 5, 2001, AC, STI, DTA and Asiacom signed an agreement under which, subject to the approval of the Philippine Securities and Exchange Commission (SEC) and PSE, DTA and Asiacom will subscribe to 28,830,860 new common and 158,515,021 series “A” convertible preferred shares, respectively, of Globe Telecom in exchange for 100% of the issued and outstanding capital stock of Islacom.

(h)	On March 9, 2001, Globe Telecom filed its application with the Philippine SEC to increase its authorized capital stock from (Peso)5 billion to (Peso)11.25 billion to create additional common and preferred shares and to issue them to DTA and Asiacom as an exempt transaction under the Revised Securities Act in order to effect the share swap agreement (see Note 15). This application was approved by the Philippine SEC on June 2, 2001.

(i)	On June 27, 2001, the PSE approved the listing of Globe Telecom’s 28,830,860 new common shares and 158,515,021 preferred series “A” shares issued to Islacom’s principal shareholders DTA and Asiacom, respectively, in exchange for 100% of the issued and outstanding stock of Islacom. On the same day, the parties completed the share swap transactions and the new shares were listed on the PSE on June 29, 2001.

As a result of the above transactions, Islacom became a consolidated subsidiary of Globe Telecom effective June 27, 2001. The following unaudited proforma December 31, 2000 and 2001 consolidated statements of income have been prepared assuming that the combination was completed on January 1, 2000 and 2001, respectively:

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2000		2001
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net operating revenues	(Peso)	21,988,832	(Peso)	36,033,861
Costs and expenses		(21,406,573)		(27,321,042)

Income from operations		582,259		8,712,819
Other expenses — net		(3,980,790)		(3,068,383)

Income (loss) before income tax		(3,398,531)		5,644,436
Provision for income tax		(1,415,138)		(2,055,423)
Cumulative effect of change in accounting policy		–		2,646,136

Net income (loss)		(4,813,669)		6,235,149
Dividends to preferred shareholders		(98,898)		(98,572)

Earnings (loss) to common shareholders	((Peso)	4,912,567)	(Peso)	6,136,577

Number of common shares*
Basic		121,410		114,836
Diluted		129,271		115,165

Earnings (loss) per share*
Basic	((Peso)	40.46)	(Peso)	53.44
Diluted**	((Peso)	40.46)	(Peso)	53.29

*	After adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).
**	For 2000, diluted loss per share computation is anti-dilutive.

The rebates extended by certain suppliers on the original acquisition cost of property and equipment and services previously acquired by Islacom were accounted for as a reduction of the related property and equipment accounts, as allowed under Philippine GAAP and was applied in 2000 and prior years.

In June 2001, rebates were taken up as an extraordinary income. The change was made to align Islacom’s policy with the preferred treatment of accounting for rebates. The gain on debt extinguishments represents the difference between the undiscounted nominal value of future cash flows (interest and principal) versus the carrying value of the restructured debt (see Note 7).

The investment cost details as of June 27, 2001 and the resulting excess of purchase price over Islacom’s net assets follow:

	(In Thousand Pesos)
Value of Globe shares exchanged	(Peso)	15,208,005
Acquisition expenses		189,959

Investment cost		15,397,964
Fair value of Islacom’s net assets		12,634,060

Excess purchase price offset against additional paid-in capital as approved by SEC	(Peso)	2,763,904

Acquisition expenses represent third party fees incurred in connection with the acquisition of Islacom.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Integration of Globe Telecom and Islacom Operations

In September 2002, Globe Telecom announced the operational integration of Globe Telecom and Islacom’s wireless networks to increase the Globe Group’s business focus and streamline its operations in order to optimize utilization of the network to benefit subscribers. A key element of the integration involves the migration of existing wireless subscribers of Islacom to the improved Touch Mobile service, allowing them to enjoy superior coverage and service offering available through the Globe-Islacom integrated network.

The operational integration also enabled the joint use of Islacom’s 10 Mhz frequency resources by Globe Telecom and the use of certain elements of the existing Islacom network. The NTC approved the joint use of Islacom’s frequency by the Globe Group on August 1, 2002. Certain elements of the Islacom network which cannot be redeployed to the Globe network were shut down to avoid unnecessary duplication. The shutdown necessitated Islacom’s recognition of losses on retirement of property and equipment of (Peso)2.2 billion ($41.31 million) and restructuring costs amounting to (Peso)204.66 million ($3.84 million) (see Notes 7 and 21).

4.    Receivables

This account consists of receivables from:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Traffic settlements	(Peso)	6,564,624	(Peso)	10,331,250	(Peso)	9,783,069	$183,706
Customers		3,351,965		5,773,581		6,289,919	118,112
Others		395,749		320,148		283,383	5,321

		10,312,338		16,424,979		16,356,371	307,139

Less allowance for doubtful accounts
Customers		1,403,212		3,352,044		3,411,704	64,065
Traffic settlements and others		753,377		744,967		511,484	9,605

		2,156,589		4,097,011		3,923,188	73,670

	(Peso)	8,155,749	(Peso)	12,327,968	(Peso)	12,433,183	$233,469

5.    Inventories and Supplies

This account consists of:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Handsets and accessories	(Peso)	493,332	(Peso)	899,802	(Peso)	383,339	$7,198
Spare parts and supplies		109,677		140,483		152,256	2,859

		603,009		1,040,285		535,595	10,057
Less allowance for inventory losses, obsolescence and market decline		178,526		177,703		152,979	2,872

	(Peso)	424,483	(Peso)	862,582	(Peso)	382,616	$7,185

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Prepayments and Other Current Assets

This account consists of:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Input value added tax	(Peso)	1,889,461	(Peso)	3,858,246	(Peso)	3,423,854	$64,293
Other current assets (see Note 9)		345,644		1,452,926		672,296	12,624

	(Peso)	2,235,105	(Peso)	5,311,172	(Peso)	4,096,150	$76,917

Input value added tax as of December 31, 2002 is presented gross of (Peso)1,610.80 million ($30.25 million) output value added tax presented as part of “Accounts payable and accrued expenses” which will be applied for the fourth quarter reporting purposes.

7.    Property and Equipment

This account consists of:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Telecommunications equipment	(Peso)	35,473,261	(Peso)	79,154,978	(Peso)	97,740,328	$1,835,361
Buildings and leasehold improvements		4,104,906		6,236,349		9,677,178	181,717
Investments in cable systems		1,918,447		2,367,457		7,355,468	138,121
Furniture, fixtures and equipment		1,974,029		3,181,710		3,625,658	68,082
Transportation and work equipment		595,600		779,517		938,945	17,632
Land		376,393		828,937		923,227	17,336

		44,442,636		92,548,948		120,260,804	2,258,249
Less accumulated depreciation and amortization		8,337,744		20,655,744		29,623,935	556,276

		36,104,892		71,893,204		90,636,869	1,701,973
Assets under construction		9,074,413		17,208,084		5,632,946	105,775

	(Peso)	45,179,305	(Peso)	89,101,288	(Peso)	96,269,815	$1,807,748

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The rollforward analysis of this account follows:

	Telecommu- nications Equipment		Buildings and Leasehold Improvements		Investments in Cable Systems		Furniture, Fixtures and Equipment		Transportation and Work Equipment		Land		Assets Under Construction		Total
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Cost:
As of December 31, 2001	(Peso)	79,154,978	(Peso)	6,236,349	(Peso)	2,367,457	(Peso)	3,181,710	(Peso)	779,517	(Peso)	828,937	(Peso)	17,208,084	(Peso)	109,757,032
Additions		2,027,038		352,467		534,342		580,998		221,704		77,813		17,292,980		21,087,342
Retirements/Disposal		(3,353,663)		(252,261)		(8,192)		(376,697)		(62,931)		(275)		(482,787)		(4,536,806)
Reclassifications/ Adjustments		19,911,975		3,340,623		4,461,861		239,647		655		16,752		(28,385,331)		(413,818)

As of December 31, 2002		97,740,328		9,677,178		7,355,468		3,625,658		938,945		923,227		5,632,946		125,893,750

Accumulated depreciation and amortization:
As of December 31, 2001		16,910,165		1,240,161		326,496		1,678,173		500,749		–		–		20,655,744
Additions		8,898,346		656,053		316,440		811,667		157,975		–		–		10,840,481
Retirements/Disposal		(1,532,548)		(90,868)		(7,931)		(273,753)		(49,552)		–		–		(1,954,652)
Reclassifications/ Adjustments		55,991		9,978		(194)		16,499		88		–		–		82,362

As of December 31, 2002		24,331,954		1,815,324		634,811		2,232,586		609,260		–		–		29,623,935

Net book value as of December 31, 2002	(Peso)	73,408,374	(Peso)	7,861,854	(Peso)	6,720,657	(Peso)	1,393,072	(Peso)	329,685	(Peso)	923,227	(Peso)	5,632,946	(Peso)	96,269,815

		$1,378,458		$147,629		$126,200		$26,159		$6,191		$17,336		$105,775		$1,807,748

Net book value as of December 31, 2001	(Peso)	62,244,813	(Peso)	4,996,188	(Peso)	2,040,961	(Peso)	1,503,537	(Peso)	278,768	(Peso)	828,937	(Peso)	17,208,084	(Peso)	89,101,288

Net book value as of December 31, 2000	(Peso)	29,281,836	(Peso)	3,438,906	(Peso)	1,698,651	(Peso)	1,048,730	(Peso)	260,376	(Peso)	376,393	(Peso)	9,074,413	(Peso)	45,179,305

Investments in cable systems include the cost of Globe Telecom’s ownership share in the capacity of certain cable systems under a consortium or private cable set-up and indefeasible rights of use (IRUs) of circuits in various cable systems (see Notes 14 and 19). It also includes the cost of cable landing station and transmission facilities where Globe Telecom is the landing party.

Globe Telecom’s capitalized borrowing costs amounted to (Peso)1,204.28 million, (Peso)1,978.10 million and (Peso)610.06 million ($11.46 million) [including capitalized interest of (Peso)565.32 million, (Peso)591.98 million and (Peso)514.72 million ($9.67 million)] for the years ended December 31, 2000, 2001 and 2002, respectively. Islacom has no capitalized borrowing costs.

The Globe Group’s net cumulative capitalized foreign exchange losses (see Note 22) amounted to (Peso)4,627.88 million net of accumulated depreciation of (Peso)492.25 million, (Peso)5,065.78 million net of accumulated depreciation of (Peso)972.26 million and (Peso)4,976.25 million ($93.44 million), net of accumulated depreciation of (Peso)1,526.08 million ($28.66 million) as of December 31, 2000, 2001, and 2002, respectively.

Upon business combination with Islacom in 2001, Globe Telecom recorded the new cost basis for Islacom’s assets and liabilities arising from the allocation of the purchase price over the fair value of Islacom’s net assets. The balance of foreign exchange losses amounting to (Peso)3,894.73 million ($73.13 million) capitalized by Islacom as part of property and equipment prior to the business combination and other fair market value adjustment amounting to (Peso)434.14 million ($8.15 million) formed part of Globe Telecom’s new cost basis of Islacom’s property and equipment as of June 30, 2001. As of December 31, 2002, the net book value of the capitalized foreign exchange losses and other fair value adjustment forming part of the new cost basis of Islacom’s property and equipment amounted to (Peso)2,876.08 million ($54.01 million) and (Peso)295.77 million ($5.55 million), respectively.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2002, as a result of a review of the estimated useful lives and depreciation methods applied to certain items of property and equipment, management came to the conclusion that there has been a significant change in the expected pattern of economic benefits from certain telecommunications equipment of the Globe Group. The Globe Group prospectively revised the remaining useful lives of certain telecommunications equipment from an average of 3-20 years to 3-10 years, and the corresponding change has been accounted for as a change in accounting estimate. The change increased the depreciation expense for the year ended December 31, 2002 by approximately (Peso)1,147.53 million ($21.55 million) (or (Peso)7.55 ($0.14) reduction in 2002 basic earnings per share) before related income taxes.

Islacom

As discussed in Note 3, certain elements of the Islacom network were shut down effective November 15, 2002 to avoid unnecessary duplication as part of the operational integration of the Globe-Islacom wireless networks. The shutdown necessitated recognition of losses on retirement of property and equipment of (Peso)2.2 billion ($41.31 million).

Islacom and its major suppliers entered into agreements in 1999 and in 2000, which resulted in the following:

a.	Extension by the suppliers of rebates on the cost of property and equipment and services previously purchased by Islacom. The rebates reduced the cost of the related property and equipment.

b.	Waiver by the suppliers of interest accruing on the past due accounts. Accrued interest waived by the suppliers was recorded as a reduction of the interest expense or adjusted against the cost of related property and equipment for previously capitalized interest.

c.	Restructuring of the remaining liabilities after the effect of the rebates, waiver of interest and payments made by Islacom.

Under the agreements, the outstanding liabilities have been paid in full as of June 2002.

Effective June 2001, Islacom accounted for rebates as extraordinary income. The change was made to align Islacom’s policy with the preferred treatment of accounting for rebates (see Note 3).

On October 4, 2000, Islacom sold certain condominium units, including parking slots, at the Globe-Isla Plaza (formerly Abacus Financial Center) to PCI Leasing and Finance, Inc. (PCILF) for a total consideration of (Peso)580 million. The sale resulted in a gain of about (Peso)7.5 million. On the same day, Islacom entered into a Lease Agreement (“Agreement”) with PCILF covering the same property for a period starting from October 5, 2000 to August 29, 2005. The Agreement stipulates, among others, for the payment by Islacom to PCILF amounting to (Peso)116 million as guaranty deposit prior to the start of the lease (see Note 9). Lease expense in 2001 and 2002 amounted to (Peso)100.64 million and (Peso)88.67 million ($1.67 million), respectively. Lease expense rates are reviewed and adjusted quarterly.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Agreement also stipulates that the lease is irrevocable for the full term thereof and Islacom’s obligation to pay the aggregate rent for the full term is unconditional and shall not abate by reason of loss or damage to the leased property. Islacom agrees to pay PCILF the stipulated loss value of the leased property computed as of the rent payment date. Islacom has no option to purchase or otherwise acquire title to or ownership of the leased property during the entire lease term and shall have only the right to use the property.

8.    Deferred Charges and Others

This account consists of:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Revaluation of foreign currency swaps and unamortized forward premiums—net	(Peso)	823,092	(Peso)	647,359	(Peso)	1,200,436	$22,542
Debt issuance cost—net		263,868		223,945		400,625	7,523
Deferred charges—net (see Note 2)		673,642		452,714		347,037	6,516
Others		2,059		1,400		740	14

	(Peso)	1,762,661	(Peso)	1,325,418	(Peso)	1,948,838	$36,595

9.    Miscellaneous Deposits and Investments

This account consists of:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Investments in shares of stock carried at equity:
Acquisition cost:
GTHI	(Peso)	98	(Peso)	98	(Peso)	98	$2
PTL		12,366		12,366		12,366	232

		12,464		12,464		12,464	234

Accumulated equity in net earnings:
Balance at beginning of year		52,214		20,798		23,522	442
Equity in net earnings for the year:
GTHI		749		2,724		697	13
PTL [gross of income tax paid and accrued, PTL being a limited partnership, of (Peso)11,218 in 2000]		52,029		–		–	–
Dividends received from PTL		(84,194)		–		–	–

Balance at end of year		20,798		23,522		24,219	455

		33,262		35,986		36,683	689
Less allowance for decline in value of investment in PTL		32,415		32,415		32,415	609

Carrying values at end of the year:
GTHI		847		3,571		4,268	80
PTL		–		–		–	–

(Forward)

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Investments in shares of stock carried at cost:
C2C Holdings Pte. Ltd.	(Peso)	–	(Peso)	–	(Peso)	894,551	$16,798
C2C Pte. Ltd.		896,180		–		–	–
Others		293,271		46,343		46,821	879

Total investment in shares of stock		1,190,298		49,914		945,640	17,757
Miscellaneous deposits		665,467		1,043,983		1,144,843	21,498

	(Peso)	1,855,765	(Peso)	1,093,897	(Peso)	2,090,483	$39,255

Equity in net earnings for the year, net of tax, is shown under “Other income (expenses)” account in the consolidated statements of income.

In December 2001, Globe Telecom entered into a sale agreement with Tycom Asia Networks Ltd. (Tycom). Under this agreement, Globe Telecom sold its investment in 20 million Class A (4.25%) shares of C2C Pte. Ltd. (C2C) for an aggregate consideration of $17.26 million. The receivable balance amounting to about (Peso)897.04 million arising from the sale transaction was included in “Prepayments and other current assets” account as of December 31, 2001. The amount was subsequently collected in 2002.

In 2002, Tycom sold to Islacom its 4.25% ownership in C2C Holdings, Pte. Ltd. consisting of 20 million Class A shares for an aggregate consideration of $17.26 million.

On October 19, 2000, the BOD approved a resolution to seek the dissolution of PTL and the termination of Globe Telecom’s Limited Liability Agreement with Pacific Gateway Exchange (PGE) and other agreements with PGE and/or PTL. On January 17, 2001, PGE gave its consent to the dissolution of PTL. The dissolution has not been effected in order to enable PTL to file its Proof of Claim against PGE before the United States Bankruptcy Court, District Court of California (San Francisco Division) to recover $5.39 million in receivables from PGE. The Proof of Claim was filed on May 11, 2001. Proceedings before the United States Bankruptcy Court remain pending.

10.    Accounts Payable and Accrued Expenses

This account consists of:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Traffic settlements payable (see Note 22)	(Peso)	4,229,718	(Peso)	6,030,112	(Peso)	6,654,841	$124,964
Accounts payable (see Notes 14 and 22)		3,432,804		6,441,735		5,976,906	112,234
Accrued expenses (see Note 22)		2,519,702		5,176,242		5,729,355	107,586
Accrued project costs (see Note 19d)		2,879,784		2,628,790		3,805,166	71,453
Deferred revenues		789,122		1,273,448		2,408,360	45,224
Dividends payable (see Note 15)		–		47,071		108,072	2,029
Trust receipts payable		1,699,112		902,701		–	–

	(Peso)	15,550,242	(Peso)	22,500,099	(Peso)	24,682,700	$463,490

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trust receipts payable represents liability incurred related to certain inventories and equipment released to the Parent Company in trust for the banks.

11.    Notes Payable

Globe Telecom’s notes payable consists of short-term unsecured notes payable to suppliers, local and foreign banks with interest rates as follows:

	2000	2001	2002
Peso-denominated	10.13% to 22.10%	10.97% to 20.23%	6.44% to 15.18%
Dollar-denominated	6.62% to 10.50%	3.35% to 10.50%	3.10% to 7.56%

Islacom has no outstanding notes payable as of December 31, 2001 and 2002.

12.    Long-term Debt

This account consists of:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Senior Notes:
$220 Million	(Peso)	10,996,920	(Peso)	11,371,800	(Peso)	11,715,880	$220,000
$200 Million		–		–		10,650,800	200,000
Suppliers’ credits		1,697,962		2,803,519		2,268,613	42,600
Corporate notes		–		1,315,000		3,665,000	68,821
Banks:
Local		651,852		2,652,096		3,307,888	62,115
Foreign		8,798,492		24,437,846		26,966,070	506,367
Due to affiliates (see Note 14)		–		1,550,700		–	–

		22,145,226		44,130,961		58,574,251	1,099,903
Less current portion		2,405,810		6,684,741		7,430,233	139,524

	(Peso)	19,739,416	(Peso)	37,446,220	(Peso)	51,144,018	$960,379

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The interest rates and maturities of the foregoing loans follow:

	Maturities	Interest Rates
Senior Notes:
$220 Million	2009	13.00%
$200 Million	2012	9.75%
Suppliers’ credits	2002-2007	6.90% to 11.51% in 2000, 3.48% to 11.75% in 2001 and 1.23% to 11.75% in 2002
Corporate notes	2004-2012	11.39% to 16.00% in 2001 and 6.68% to 16.00% in 2002
Banks:
Local	2003-2008	8.72% to 10.46% in 2000, 6.99% to 16.00% in 2001 and 4.57% to 14.55% in 2002
Foreign	2002-2008	5.97% to 10.05% in 2000, 2.52% to 9.90% in 2001 and 1.76% to 7.35% in 2002

Long term debt as of December 31, 2002 amounting to (Peso)3,852.00 million ($72.33 million) is secured by chattel mortgages on certain property and equipment.

The loan agreements with suppliers, banks and other financial institutions provide certain restrictions with respect to, among others, maintenance of certain financial ratios and percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

Senior Notes

Pertinent terms of Globe Telecom’s Senior Notes as of December 31, 2002 follow:

	$220 Million Senior Notes	$200 Million Senior Notes
Date of issue	August 6, 1999	April 4, 2002
Maturity	August 1, 2009	April 12, 2012
Interest rate	13% p.a.	9.75% p.a.
Interest payments

Semi-annual in arrears on February 1 and August 1 of each year. Interest accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Semi-annual in arrears on April 15 and October 15 of each year. Interest accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Eligible holders	Bondholders of record on January 15 or July 15 immediately preceding each interest payment date	Bondholders of record on April 1 or October 1 immediately preceding each interest payment date

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The registration statement (Form F-4) for the $220 million and $200 million Senior Notes were declared effective by the U.S. SEC on November 9, 2000 and June 28, 2002, respectively.

Redemption Options

The Senior Notes are redeemable in whole or in part at the option of Globe Telecom at the redemption dates set forth below, after giving the required notice under the indenture and, if at the time of such notice the Notes are listed on the Luxembourg Stock Exchange, by publishing a notice in the Luxembourg Wort. The Senior Notes may be redeemed at the following prices (for Senior Notes redeemed during the 12-month period commencing on each of the years below, expressed as percentages of the principal amount), plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

	$220 Million Senior Notes		$200 Million Senior Notes
Redemption date	On or after August 1, 2004		On or after April 15, 2007
Redemption price	2004 2005 2006 2007 and thereafter	106.500% 104.333% 102.167% 100.000%	2007 2008 2009 2010 and thereafter	104.875% 103.250% 101.625% 100.000%

Prior to April 15, 2005, Globe Telecom, upon not less than 30 nor more than 60 days’ prior notice, may redeem the 2012 Senior Notes up to a maximum of 33 1/3% of the original aggregate principal amount of the Notes, with the proceeds of one or more Public Equity Offerings or from a Strategic Equity Investment at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 66 2/3% of the original aggregate principal amount of the Senior Notes remains outstanding. Any such redemption shall be made within 75 days of such Public Equity Offering or Strategic Equity Investment, as applicable. The 2012 Senior Notes are also redeemable at the option of Globe Telecom at any time in whole at the price specified in the event of certain changes relating to taxation. As of December 31, 2002, Globe Telecom has not redeemed any amount of the Senior Notes.

Exchange Offer

Globe Telecom exchanged all Original Notes that were validly tendered and not validly withdrawn before the expiration dates for the Exchange Offer indicated below. The terms of the New Notes are substantially identical to the Original Notes, except that the New Notes have been registered under the United States Securities Act of 1933, as amended, and the transfer restrictions under the U.S. law and registration rights relating to the Original Notes do not apply to the New Notes.

	$220 Million Senior Notes	$200 Million Senior Notes
Exchange offer	Commenced on December 27, 2000 and ended on February 16, 2001	Commenced on July 5, 2002 and ended on September 9, 2002 with $199,891,000 9.75% Original Notes validly exchanged and the balance of $109,000 remains outstanding as of December 31, 2002

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Covenants

Senior Notes are unsecured obligations, equal in ranking among themselves and with all of the existing and future unsecured and unsubordinated debt, subject to Article 2244(14) of the Civil Code of the Philippines, and senior in right of payment to all future subordinated debt. Secured debt of Globe Telecom will be effectively senior to the Senior Notes to the extent of the value of the assets securing such debt and also to the extent any such indebtedness is incurred by a restricted subsidiary. In addition, under the laws of the Philippines, in the event a borrower submits to insolvency or liquidation proceedings in which the borrower’s assets are liquidated, unsecured debt of the borrower that is evidenced by a public instrument as provided in Article 2244(14) of the Civil Code of the Philippines will rank ahead of unsecured debt of the borrower that is not evidenced by a public instrument. The Senior Notes are evidenced by a public instrument.

The Senior Notes provide certain restrictions which include, among others, incurrence of additional debt, certain dividend payments, liens, repayments of certain debts, merger/ consolidation and sale of assets in general.

Consent Solicitation

On October 7, 2002, Globe Telecom solicited consents from holders of its $220 million Senior Notes to amend the indenture under which the $220 million Senior Notes were issued in August 1999. The proposed amendments will conform certain terms and covenants contained in the indenture for the $220 million Senior Notes with the terms and covenants in the indenture for the $200 million Senior Notes which were issued in April 2002.

On October 21, 2002, Globe Telecom obtained the requisite consents from the holders of the $220 million Senior Notes.

Suppliers’ Credits

The Globe Group’s suppliers’ credits accrue interests that are either fixed or based on U.S. Dollar London Interbank Offered Rate (USD LIBOR) plus margins.

Bank Loans and Corporate Notes

Globe Telecom’s corporate notes, which consisted of fixed and floating rate notes, and peso-denominated bank loans bear interest at stipulated and prevailing market rates. The U.S. dollar-denominated loans extended by commercial banks bear interest based on USD LIBOR or Commercial Interest Reference Rate (CIRR) plus margins.

13.    Other Long-term Liabilities

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Other long-term liabilities (see Note 14)	(Peso)	–	(Peso)	2,561,051	(Peso)	2,603,683	$48,892
Less current portion		–		–		190,074	3,569

	(Peso)	–	(Peso)	2,561,051	(Peso)	2,413,609	$45,323

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Related Party Transactions

Globe Telecom and Islacom, in their regular conduct of business, enter into transactions with their principal shareholders and certain affiliates as follows:

Globe Telecom

(a)	Globe Telecom has interconnection agreements with Singapore Telecom and DT. Transactions with DT for the years ended December 31, 2000, 2001 and 2002 were immaterial. The details of interconnection toll income earned and net traffic receivable balance due from Singapore Telecom arising from these transactions as of and for the years ended December 31 follow:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Interconnection toll income	(Peso)	139,904	(Peso)	242,609	(Peso)	1,437,494	$26,993
Net traffic receivable		298,976		213,524		736,665	13,833

(b)	Globe Telecom and STI have a technical assistance agreement whereby STI will provide consultancy and advisory services, including those with respect to the construction and operation of Globe Telecom’s networks and communication services, equipment procurement and personnel services. In addition, Globe Telecom has software development, supply, license and support arrangements, lease of cable facilities, maintenance and restoration costs and other transactions with STI. The details of fees incurred under these agreements are as follows:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Technical assistance fee	(Peso)	84,294	(Peso)	89,620	(Peso)	63,420	$1,191
Software development, supply, license and support fee		76,566		70,736		98,860	1,856
Lease of cable facilities, maintenance and restoration costs and other transactions		47,838		48,857		50,679	952

The net outstanding balances due to STI arising from these transactions are as follows:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Technical assistance	(Peso)	67,077	(Peso)	50,848	(Peso)	64,018	$1,202
Software development, supply, license and support		–		–		19,503	366
Lease of cable facilities, maintenance and restoration costs and other transactions		–		15,273		–	–

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)	In 2001, Globe Telecom signed a cable equipment supply agreement with C2C, an affiliate of Singapore Telecom. As of December 31, 2002, the equipment purchased under this agreement amounted to (Peso)2,679.34 million ($50.31 million) and was included as part of the “Property and equipment” account.

In March 2002, Globe Telecom entered into an equipment lease agreement for the same equipment obtained from C2C with GB21 (Hong Kong) Limited (GB21). Subsequently, GB21, in consideration of C2C’s agreement to assume all payment obligations pursuant to the lease agreement, assigned all its rights, obligations and interest in the equipment lease agreement to C2C. As a result of the said assignment of the receivables and payables by GB21 and C2C under the two agreements, the remaining liability of Globe Telecom to C2C for the cable supply agreement amounted to (Peso)2,561.05 million, and (Peso)2,518.48 million ($47.29 million) as of December 31, 2001 and 2002, respectively, which were shown as “Other long-term liabilities” in the consolidated balance sheets.

Further in June 2002, Globe Telecom purchased capacity in the Japan—U.S. Cable Network from C2C. The cost of capacity purchased amounted to (Peso)110.92 million ($2.08 million) as of December 31, 2002 and is recorded as part of the “Property and equipment” account. The amount was fully paid in 2002.

In July 2002, Globe Telecom received advance service fees from C2C amounting to (Peso)85.21 million ($1.60 million) which will be offset against its share in the operations and maintenance costs of the cable landing facilities of Globe Telecom upon finalization of the related Facilities Management Services Agreement pursuant to a landing party agreement entered into by both parties in August 2000. The said advances were shown as part of “Other long-term liabilities” in the consolidated balance sheets.

(d)	Globe Telecom reimburses AC for certain operating expenses. The net outstanding payable and transactions with AC as of and for the years ended December 31, 2000, 2001 and 2002 were immaterial.

Islacom

(a)	Islacom obtained a total of $30 million emergency loan from DT ($28.9 million in March 1999 and $1.1 million in January 2000) which bears interest at the 6 months USD LIBOR plus a margin of 2%, and was originally payable on July 31, 2001. The repayment dates were extended to July 1, 2002 for the first $15 million and June 30, 2003 for the second $15 million, and the interest rate basis was changed to one year USD LIBOR. The total amount of $30 million loan has been fully paid in two installments: in July 2002 for the first $15 million and in November 2002, for the balance.

On July 10, 1998, Islacom also obtained non-interest bearing cash advances from DT amounting to $12.70 million for the acquisition of property and equipment. This was due and paid in September 2001.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	Islacom and DT entered into a Technical Assistance Agreement (Agreement) whereby DT will provide, for a fee, technical advisory services. DT subsequently assigned all its rights, title, interests, duties and obligations in the Agreement to Consultancy by Technicus Corporation with the conformity of Islacom. On August 12, 2002, the Agreement was extended from December 31, 2002 to December 31, 2003, with no other changes in the original provisions. Technical fees charged to operations amounted to (Peso)43.40 million and (Peso)9.90 million ($0.19 million) for the years ended December 31, 2001 and 2002, respectively. The outstanding balance of (Peso)4.40 million and (Peso)4.98 million ($0.09 million) as of December 31, 2001 and 2002, respectively, are included under “Accounts payable and accrued expenses” in the consolidated balance sheets.

(c)	Islacom has interconnection agreements with DT and Singapore Telecom. Interconnection toll income and the related net traffic receivable as of and for the years ended December 31 are as follows:

	2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
DT
Interconnection toll income	(Peso)	11,394	(Peso)	984	$18
Net traffic receivable		9,839		128	2
Singapore Telecom
Interconnection toll income	(Peso)	11,466	(Peso)	915	$17
Net traffic receivable		1,239		–	–

15.    Stockholders’ Equity

Globe Telecom’s capital stock consists of:

	2000			2001			2002
	Shares	Amount		Shares	Amount		Shares	Amount
	(In Thousand Pesos, U.S. Dollars and Number of Shares, Except Per Share Figures) (Note 27)
Preferred stock Series “A”—
(Peso)5 per share
Authorized	–	(Peso)	–	250,000	(Peso)	1,250,000	250,000	(Peso)	1,250,000	$23,472
Outstanding	–		–	158,515		792,575	158,515		792,575	14,883
Common stock — (Peso)50 per share
Authorized	100,000		5,000,000	200,000		10,000,000	200,000		10,000,000	187,779
Subscribed*	73,121		3,656,074	121,097		6,054,872	151,905		7,595,272	142,624

*	73.12 million, 118.56 million and 151.91 million of the subscribed shares are issued and outstanding as of December 31, 2000, 2001 and 2002, respectively.

On February 22, 2000 and June 20, 2000, the BOD and the stockholders of Globe Telecom, respectively, approved the following:

a)	Declassification of Globe Telecom common shares from class “A” and “B” shares into a single class of common shares;

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b)	Reverse stock split of the common shares by changing the par value from one peso per share ((Peso)1.00) to fifty pesos per share ((Peso)50.00);

c)	Creation of a new class of preferred shares and increase in authorized capital stock from (Peso)5 billion consisting of 100 million single class of common shares at par value of (Peso)50 per share to (Peso)11.25 billion consisting of 200 million common shares at par value of (Peso)50 per share and 250 million preferred shares at par value of (Peso)5 per share;

d)	Issuance from the increase in the authorized capital stock of 158,515,021 preferred shares of Globe Telecom with par value of (Peso)5 per share to Asiacom in exchange for 1,080,000,000 common shares of Islacom (constituting 60% of the outstanding shares of stock of Islacom) and 28,830,860 common shares of Globe Telecom with par value of (Peso)50 per share to DTA in exchange for 720,000,000 of Islacom common shares (constituting 40% of the outstanding common shares of Islacom) (see Note 3); and,

e)	Issuance of additional 31,470,367 preferred shares at the par value of (Peso)5 per share to all stockholders of Globe Telecom, AC and STI, as of record date to be fixed by the BOD in proportion to their respective equity holdings in Globe Telecom.

On March 5, 2001, Globe Telecom’s BOD approved the creation of new 20 million series “B” preferred shares with a par value of (Peso)50 a share by further increasing the authorized capital stock from (Peso)11.25 billion to (Peso)12.25 billion and the amendment to Article Seventh of the Amended Articles of Incorporation to reflect the changes thereof. The BOD also approved the issuance of new 16 million common shares in one or more offerings (other than rights issues) or private placements and, for this purpose, to further amend Article Seventh of the Amended Articles of Incorporation to exclude such new issues of common shares from the preemptive rights of the existing shareholders. On April 2, 2001, the stockholders approved the above proposals to issue series “B” preferred shares, to issue the 16 million new common shares, and to exclude the shares from the shareholders’ preemptive rights. The proposal for creation of Series “B” preferred shares had been put on hold and there were no developments as of January 28, 2003 leading to its authorization and issuance.

In May 2001, AC, STI and DTA pledged equity infusion of $155 million to Islacom in accordance with the Agreement to Subscribe (Agreement). Under this Agreement, the equity funding shall be provided to Globe Telecom specifically as a pass-through equity, for Globe Telecom to invest in Islacom to fund the latter’s capital and operating requirements. In accordance with such Agreement, Globe Telecom received (Peso)7,907.25 million ($155 million) in 2001 which was recorded as Deposits on Subscriptions. These were applied to the conversion of 10,273,534 warrants at an exercise price of (Peso)164.50 and the balance to the subscription of an additional 8,855,476 common shares. As of December 31, 2002, Globe Telecom had infused the full amount of (Peso)8,125.60 million ($155 million) to Islacom.

On December 19, 2001, the SEC issued its Resolution No. 733 confirming that the proposed issuance of 8,855,476 common shares to AC, STI and DTA is exempt from the registration requirements of the Securities Regulation Code.

On February 27, 2002, PSE approved the listing of the additional 8,855,476 common shares of Globe Telecom.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Preferred Shares

Preferred stock series “A” has the following features:

(a)	Convertible to one common share after 10 years from issue date at not less than the prevailing market price of the common stock less the par value of the preferred shares;

(b)	Cumulative and non-participating;

(c)	Floating rate dividend (set at MART 1 plus 2% average for a 12-month period);

(d)	Issued at (Peso)5 par;

(e)	With voting rights;

(f)	Globe Telecom has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and

(g)	Preferences as to dividend in the event of liquidation.

Globe Telecom’s BOD approved the declaration of dividends amounting to (Peso)47.07 million and (Peso)64.00 million ($1.20 million) in 2001 and 2002, respectively, payable to series “A” convertible preferred shareholders. On December 27, 2002, Globe Telecom made a partial payment of dividends amounting to (Peso)3.00 million ($0.06 million) to its preferred shareholder. Preferred “A” shares were listed on June 29, 2001 with the PSE.

Declassification and Reverse Stock Split

The declassification and the reverse stock split of Globe Telecom common shares were approved by the SEC on August 10, 2000 and became effective on August 24, 2000. The authorized common stock of Globe Telecom after the declassification and the reverse stock split consisted of 100 million common shares amounting to (Peso)5 billion, at (Peso)50 par value per share.

In connection therewith and to effect the declassification of the common shares and the reverse stock split, the BOD, by virtue of the circular issued by the PSE, approved on August 30, 2000 the following:

(a)	Issuance of 2,500 common shares from the authorized and unissued capital stock, to enable Globe Telecom to cover whole shares resulting from top-ups of fractional shares and warrants;

(b)	Declassification of the stock warrants “A” and “B” into a single class of common share warrants;

(c)	Top-up mechanism for holders of fractional shares; and

(d)	Replacement mechanism for share certificates.

Philippine Deposit Receipts (PDRs)

On July 21, 2000, GTHI filed with the Philippine SEC a registration statement for the offering of up to 12 million PDRs. GTHI is a special purpose vehicle owned 32.67% each by Globe Telecom and AC, 33% by STI and 1.66% by directors and officers of GTHI. The PDRs are backed by Globe Telecom’s common shares as underlying security. Existing shareholders have the ability to exchange common stock for PDRs prior to the PDR issue (initial exchange offer). Also, after a certain period, holders of Globe Telecom’s common shares can exchange their shares into PDRs, and vice-versa, subject to certain limitations (subsequent exchange offer). The BOD approved on August 30, 2000 the issuance of 12 million common shares of Globe Telecom (post declassification and post reverse stock split) as underlying shares for Globe Telecom’s program to raise equity via the issuance of PDRs. On September 13, 2000, the PSE approved the application of Globe Telecom to list additional 12 million unclassified common shares as underlying shares

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for the PDRs to be issued by GTHI and the application to list up to 29,623,662 PDRs. Thereafter, an initial offer was made to existing shareholders of Globe Telecom that are not U.S. Persons to exchange their Globe Telecom shares (Underlying Common Shares) with GTHI PDRs on a one-on-one basis. As of October 3, 2000, the expiration date of the initial exchange offer, 4,430,557 PDRs were issued in exchange for the same number of Underlying Common Shares then valued at (Peso)875 per share. The Underlying Common Shares were transferred to GTHI by means of a special block sale on the PSE on October 11, 2000 (the “Crossing Date”).

On October 5, 2000, Globe Telecom issued 6,409,794 shares relating to the same number of PDRs offered for sale in a Global offering. The initial Global offering period expired on October 16, 2000, after which trading of the PDRs began on the PSE. Each PDR was sold for (Peso)725 of which amount (Peso)724 represents the deposit and (Peso)1 represents the option price retained in consideration for the rights granted under the PDR. The holder of each PDR upon payment of the exercise price of (Peso)0.10 and subject to certain other conditions is entitled to delivery of one Globe Telecom common share or the sale and delivery of the proceeds from the sale of one Globe Telecom common share.

The PDRs may be exercised at any time from October 17, 2000 until expiry date as defined in the Offering Memorandum of PDRs. For as long as the PDRs are not exercised, the Underlying Common Shares are owned by and registered in the name of GTHI and all rights pertaining to these shares, including voting rights, shall be exercised by GTHI. The obligations of GTHI in respect of the PDRs are secured by a pledge on the Underlying Common Shares in favor of the PDR holders. Any cash dividends or other cash distribution in respect to the Underlying Common Shares shall be distributed to the PDR holders pro-rata starting on the first business day after such dividends are received by GTHI (or the Security Agent on its behalf), net of any required withholding or other tax payable by GTHI.

The 25% stock dividends issued by Globe Telecom to all common stockholders of record as of April 30, 2002 entitled PDR holders who exercised their PDRs on or after the ex-date April 25, 2002 (3 working days before the record date of April 30, 2002) to receive Globe Telecom common shares in the proportion of one and one-quarter (1.25) common shares for every one (1) PDR. Outstanding PDRs as of December 31, 2002 consist of the following:

	Underlying Common Shares	No. of PDRs	Amount
	(In Thousand Pesos, U.S. Dollars and Number of Shares) (Note 27)
Initial Exchange Offer	4,431	4,431	(Peso)	3,876,737	$72,797
Initial Global Offer	6,410	6,410		4,640,691	87,143
Subsequent Exchange Offer	1,455	1,455		934,444	17,547

	12,296	12,296		9,451,872	177,487
Less conversion of PDRs before 25% stock dividends (SD)	7,101	7,101		5,334,237	100,166

Balance entitled to 25% SD	5,195	5,195		4,117,635	77,321
Add (deduct):
25% SD	1,299	–		–	–
Subsequent Exchange Offer post SD	90	74		59,687	1,121
Conversion of PDRs post SD	(6,575)	(5,260)		(4,171,375)	(78,330)

	9	9	(Peso)	5,947	$112

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with Sec. 5(b) of the PDR instrument dated October 5, 2000 executed by GTHI in favor of the holders of the PDRs, GTHI on July 18, 2001 notified and instructed the Bank of the Philippine Islands as the PDR Agent to serve notice to the holders, that in view of the completion of Globe Telecom and Islacom combination, all of the Underlying Common Shares held by GTHI can already be owned by non-Philippine persons without violating the Philippine ownership requirement under Philippine law.

On May 30, 2002, Globe Telecom notified GTHI that it has set the expiry date for PDRs on July 15, 2002 after which PDRs may no longer be exercised. Underlying Common Shares in respect of any PDR still outstanding on the expiry date shall be sold through an eligible broker and the proceeds, after deducting all applicable expenses, shall be payable by GTHI to the relevant holders upon presentation of the relevant PDR certificates. On the same date, GTHI has notified the SEC and PSE about the setting of the expiry date for the PDRs.

On October 1, 2002, 99.84% of the remaining holders of the PDRs voted to amend the PDR instrument to allow GTHI to fulfill its remaining obligations to the PDR holders in relation to the Underlying Common Shares in any of the following ways, at the option of the holder: 1) by selling the Underlying Common Shares in the open market, in a transaction over the PSE, and remitting the cash proceeds to the holder; 2) by conveying the Underlying Common Shares to the holder, in a transaction over the PSE; or 3) by conveying the Underlying Common Shares to the holder, in an over-the-counter transaction.

In accordance with the terms of the instrument, all costs of the foregoing options shall be for the account of the PDR holders. Holders were given thirty (30) days to notify GTHI of their selected option. Failure by the holder to notify GTHI will allow GTHI to sell the Underlying Common Shares in the open market and remit the cash proceeds to the holders, net of all related expenses. A significant number of PDR holders notified GTHI of their preferred options on November 4, 2002. As of December 31, 2002, an additional 7,113 PDR holders had relayed that they preferred to convert via an over-the-counter transactions to GTHI through its exchange agent.

On December 26, 2002, GTHI filed with the SEC a request for the revocation of its permit to sell PDRs.

Stock Rights and Warrants

In 1997, the BOD approved the offering of 1,120,757,933 Class A and 720,579,453 Class B (before reverse stock split) shares to all shareholders for subscription in the exercise of their preemptive rights at the offer price of (Peso)3.29 per share, and at a rate of one stock right for every 0.39652622846 share outstanding in Globe Telecom’s books as of December 17, 1997 subject to the rules of the SEC and the PSE. The stock rights carried detachable warrants at a ratio of one warrant for every 1.5 rights shares subscribed or 747,171,955 for Class A and 480,386,302 for Class B warrants. The warrants can be exercised at the offer price of (Peso)3.29 per share, and at a rate of one share for every warrant six months after full payment of the rights shares. Warrant holders were given until January 28, 2002 to exercise their warrants. The number of warrants exercised as of January 28, 2002 after reverse stock split totaled 24,539,463 with an adjusted exercise offer price of (Peso)164.50 per share. There were no new stock rights or warrants issued in 2002.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Option Plan

Globe Telecom has an Employees Stock Ownership Plan (ESOWN) for all regular employees and an Executive Stock Option Plan (ESOP) for key senior executives. The number of shares allocated under the plans shall not exceed the aggregate equivalent of 6% of the authorized capital stock or up to 12 million common shares, of which 1,716,715 have been registered with the Philippine SEC and 10,283,285 remains unregistered as of December 31, 2002. The plans provide for an initial subscription price for shares subject of each option granted equivalent to 85% of the initial offer price. Any subsequent subscription for the ESOP shall be for a price equivalent to 85% of the average closing price for the month prior to the month of eligibility. The qualified officers and employees shall pay for the shares subscribed under the ESOP and ESOWN through installments over a maximum period of ten years and five years, respectively.

The shares of stock have a holding period of five years and the employees must remain with Globe Telecom or its affiliates over such period. The plans also provide restrictions on sale or assignment of shares for five years from date of subscription. As of December 31, 2002, exercised shares under option totaled 1,712,133 shares, with a weighted average exercise price of (Peso)196.75 a share, while options exercisable totaled 4,582 after reverse stock split, with an adjusted exercise price of (Peso)477.50 a share. There were no options granted, exercised or cancelled since December 31, 2000.

Stock Dividends

On January 29, 2002, the BOD approved the declaration of a 25% stock dividend payable to all common stockholders of record as of April 30, 2002. The stock dividends declaration was approved by Globe Telecom’s stockholders on April 11, 2002 and approved by the Philippine SEC in June 2002. A total of 30,379,672 additional common shares were issued in June 2002 as payment for the said stock dividends. The stock dividends were issued at par out of additional paid-in capital.

16.    Pension Plan

Globe Telecom

Globe Telecom has a funded, noncontributory defined benefit pension plan covering substantially all of its regular employees. The benefits are based on years of service and compensation in the last year of employment. Unrealized past service costs are amortized over the expected average future service years of plan members estimated to be 20 years. Total pension expense amounted to (Peso)141.21 million, (Peso)90.07 million and (Peso)96.94 million ($1.82 million) for the years ended December 31, 2000, 2001, 2002, respectively.

Based on the latest actuarial valuation as of July 1, 2001, the actuarial accrued liability amounted to (Peso)582.90 million and the fair value of the plan assets amounted to (Peso)542.55 million, resulting in an unfunded actuarial liability of (Peso)40.35 million. The principal actuarial assumptions used to determine pension benefits included investment yield rate of 11% and salary increase rate of 10% per annum. Globe Telecom’s annual contribution to the pension plan consists of a payment covering the current service cost for the year plus a payment toward funding the actuarial accrued liability.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Islacom

On January 1, 2001, Islacom established a funded, noncontributory, defined benefit pension plan covering substantially all of its regular employees. Pension expense amounted to (Peso)20.7 million, and (Peso)4.38 million ($0.08 million) for the years ended December 31, 2001 and 2002, respectively. Based on the actuarial estimates performed by an independent actuary as of July 1, 2001 computed using the projected unit credit cost method, the unfunded actuarial accrued liability amounted to (Peso)22.37 million. The principal actuarial assumptions used to determine pension costs were a salary increase of 10% and an investment rate of return of 11% per annum.

17.    Operating Cost and Expenses

The operating cost and expenses account consists of:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Cost of sales	(Peso)	4,983,661	(Peso)	8,559,399	(Peso)	6,678,570	$125,410
Staff costs		1,433,835		1,969,146		2,348,833	44,106
Services and others		1,492,558		2,256,547		2,104,198	39,512
Selling, advertising and promotions		1,028,472		1,716,944		2,084,406	39,141
Rent (see Note 19b)		710,477		1,678,031		2,056,727	38,621
Repairs and maintenance		516,158		1,113,578		1,480,133	27,794
Utilities, supplies and other administrative expenses		755,476		821,042		1,277,093	23,981
Entertainment, amusement and representation		22,396		32,789		31,995	601

	(Peso)	10,943,033	(Peso)	18,147,476	(Peso)	18,061,955	$339,166

Number of employees at end of year		3,009		3,887		3,931	3,931

Cost of sales represents mainly cost of handsets, phonekits and accessories. Services and others included mainly professional and management fees, security and other contractual services and taxes and licenses.

Total operating costs and expenses for the year ended December 31, 2002 is net of reversals of various accruals made for certain services, maintenance, marketing and advertising and other expenses which were confirmed to be no longer necessary because the expense failed to materialize or have been adjusted to a lower amount through renegotiation.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    Income Taxes

The significant components of the deferred income tax assets and liabilities represent the deferred income tax effects of the following:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Current:
Deferred tax assets on:
NOLCO	(Peso)	–	(Peso)	2,217,790	(Peso)	1,293,207	$24,284
Prepayments already subjected to income tax		–		–		905,600	17,005
Minimum corporate income tax		–		42,593		164,185	3,083
Unrealized net foreign exchange losses		88,961		114,353		133,840	2,513
Allowance for:
Doubtful accounts		696,925		1,333,308		1,279,316	24,023
Other probable losses		–		259,587		237,503	4,460
Inventory losses, obsolescence and market decline		57,245		56,702		48,789	916
Decline in value of investment in shares of stock		10,373		10,373		10,373	195

		853,504		4,034,706		4,072,813	76,479
Less valuation allowance		–		3,181,743		3,205,361	60,190

Net current deferred tax assets	(Peso)	853,504	(Peso)	852,963	(Peso)	867,452	$16,289

Noncurrent:
Deferred tax assets on:
Prepayments already subjected to income tax	(Peso)	–	(Peso)	–	(Peso)	754,667	$14,171
Allowance for probable losses on property and equipment		26,327		63,952		187,753	3,526
Unamortized pension cost		79,553		96,845		95,458	1,792

		105,880		160,797		1,037,878	19,489
Less valuation allowance		–		46,711		834,621	15,672

		105,880		114,086		203,257	$3,817

Deferred tax liabilities on:
Excess of accumulated depreciation of certain equipment for tax purposes (sum-of-the-years digit method) over financial reporting purposes (straight-line method)		1,124,566		1,625,074		2,390,563	44,890
Capitalized borrowing costs already claimed as deduction for tax purposes		180,903		825,435		1,028,279	19,309
Realized net foreign exchange losses capitalized		610,394		773,984		864,963	16,242
Unamortized capitalized expenses already claimed as deductions in prior years		337		31		(219)	(4)

		1,916,200		3,224,524		4,283,586	80,437

Net noncurrent deferred tax liabilities	(Peso)	1,810,320	(Peso)	3,110,438	(Peso)	4,080,329	$76,620

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of Islacom’s NOLCO and MCIT as of December 31, 2002 are as follows:

Year Incurred	Amount			Applied/Expired			Balance			Date of Expiration
	(In Thousand Pesos and U.S. Dollars) (Note 27)
NOLCO:
1999	(Peso)	2,889,324	$54,256	((Peso)	2,889,324)	($54,256)	(Peso)	–	$–	December 31, 2002
2000		3,709,955	69,665		–	–		3,709,955	69,665	December 31, 2003
2001		331,315	6,221		–	–		331,315	6,221	December 31, 2004
	(Peso)	6,930,594	$130,142	((Peso)	2,889,324)	($54,256)	(Peso)	4,041,270	$75,886
MCIT:
2001	(Peso)	42,593	$800	(Peso)	–	$–	(Peso)	42,593	$800	December 31, 2004
2002		121,592	2,283		–	–		121,592	2,283	December 31, 2005
	(Peso)	164,185	$3,083	(Peso)	–	$–	(Peso)	164,185	$3,083

The reconciliation of the provision for income tax at statutory tax rate and the actual provision for income tax follows:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Provision at statutory income tax rate	(Peso)	824,657	(Peso)	2,175,077	(Peso)	2,910,473	$54,653
Add (deduct) tax effect of:
Income subjected to income tax holiday		–		–		(1,543,860)	(28,991)
Income subjected to lower tax rates		(28,810)		(120,948)		(139,312)	(2,616)
Equity in net losses (earnings) of investee companies		10,053		(872)		(223)	(4)
Changes in valuation allowance		222,321		(4,211)		811,528	15,239
Expired NOLCO		–		–		97,726	1,835
Others		–		442,655		114,263	2,146

Actual provision for income tax	(Peso)	1,028,221	(Peso)	2,491,701	(Peso)	2,250,595	$42,262

On July 19, 2001, the BOI approved Globe Telecom’s application under E.O. 226 as an Expanding Operator of Telecommunication Systems (Nationwide CMTS-GSM Network) and granted its Phase 8 Expansion Project a pioneer status. The BOI issued the Certificate of Registration on March 5, 2002 which entitled Globe to Income Tax Holiday (ITH) for three (3) years, from May 2002 or from the actual start of commercial operations, whichever is earlier, but in no case earlier than the date of registration. Application of the ITH commenced on April 1, 2002, the date when Phase 8 Expansion was placed in commercial operations. Only income from Phase 8 expansion is entitled to ITH. The availment of the ITH resulted to a (Peso)10.16 ($0.19) increase in 2002 basic earnings per share, net of tax.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 25, 2002, the BOI issued a Certificate of Registration to Globe Telecom and granted a pioneer status as a new operator of Infrastructure and Telecommunications Facilities (Cable Landing Station Facilities). Globe Telecom is entitled to ITH for a period of six (6) years from May 2002 or actual start of commercial operations, whichever is earlier but in no case earlier than the date of registration. Commercial operations commenced in May 2002. As of December 31, 2002, no ITH incentive has been claimed since the operation of the Cable Landing Station Facilities resulted to tax losses.

19.    Agreements and Commitments

a.	Globe Telecom and Islacom have existing correspondence agreements with various foreign administrations and interconnection agreements with local telecommunications companies for their various services. They also have international roaming agreements with other CMTS-GSM operators in foreign countries, which allow their CMTS-GSM subscribers access to foreign GSM networks. The agreements provide for sharing of toll revenues derived from the mutual use of interconnection facilities.

With the integration of Islacom’s wireless network to Globe Telecom’s network and the migration of the wireless subscribers of Islacom to TM service, roaming agreements between Islacom and its roaming partners have been terminated.

b.	Globe Telecom and Islacom lease certain premises for some of their telecom facilities and equipment and for most of their centers and cell sites. The lease contracts are for periods ranging from one to ten years from the date of the contracts and are renewable under certain terms and conditions. The consolidated rentals incurred on these leases amounted to (Peso)710.48 million, (Peso)1,678.03 million and (Peso)2,056.73 million ($38.62 million) for the years ended December 31 2000, 2001 and 2002, respectively. The consolidated minimum future lease payments under these operating leases as of December 31, 2002 amounted to (Peso)3,141.08 million ($58.98 million). As of December 31, 2002, the aggregate annual commitments on these existing lease agreements for the next five years follow:

Year	Annual Lease Commitments
	(In Thousand Pesos and U.S. Dollars) (Note 27)
2003	(Peso)	598,795	$11,244
2004		510,816	9,592
2005		462,288	8,681
2006		316,051	5,935
2007		291,049	5,465

c.	In connection with the investments and indefeasible rights in cable systems as described in Note 7, Globe Telecom currently owns an interest in Telecommunications Infrastructure Corporation of the Philippines and National Digital Transmission Network (NDTN) consortium, a group of Philippine telecommunications providers that constructed a shared nationwide digital transmission backbone in the eastern portion of the Philippines. On August 18, 2000, Globe Telecom acquired from Bayan Telecommunications, Inc. (“Bayantel”) Indefeasible Rights of Use for capacity over certain segments of the NDTN backbone.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	Globe Telecom and Islacom have entered into agreements with various suppliers for the delivery, installation or construction of the property and equipment. Under the terms of these agreements, delivery, installation or construction commences only when purchase orders are served. Billings are based on the progress of the project installation or construction. While the construction is in progress, project costs are accrued based on the billings received. When the installation or construction is completed and the property is ready for service (see Note 2), the balance of the related purchase orders is accrued. The consolidated accrued project costs as of December 31, 2000, 2001 and 2002 amounted to about (Peso)2,879.78 million, (Peso)2,628.79 million and (Peso)3,805.17 million ($71.45 million), respectively (see Note 10). The consolidated expected future payments amounted to (Peso)8,215.01 million ($154.26 million). The settlement of these liabilities is dependent on the related financing terms obtained for these projects. The normal repayment credit terms commence once the projects are finally accepted by Globe Telecom and Islacom. As of December 31, 2002, Globe Telecom and Islacom have available short-term credit lines of (Peso)7,975.84 million ($149.77 million) and undrawn committed long-term credit lines of (Peso)10,526.63 million ($197.67 million). The said facilities may be drawn either in U.S. dollars or in Philippine pesos.

20.    Contingencies

Globe Telecom and Islacom are contingently liable for various claims arising in the ordinary conduct of business and certain tax assessments which are either pending decision by the courts or are being contested, the outcome of which are not presently determinable. In the opinion of management and legal counsel, the eventual liability under these claims, if any, will not have a material or adverse effect on Globe Telecom and Islacom’s financial position and results of operations.

In addition, Globe Telecom is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al. versus National Telecommunications Commission (NTC), et. al.” before the Regional Trial Court of Quezon City by virtue of which Globe Telecom and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two (2) years. The NTC appealed the grant of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe Telecom and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. On November 7, 2001, Globe Telecom and Islacom filed a Motion for Reconsideration. On January 10, 2002, the Motion was denied. Globe Telecom and Islacom filed a Petition for Review by way of Certiorari to the Supreme Court on February 10, 2002. On April 16, 2002, the Supreme Court required the Solicitor General to comment on the Petition. On June 17, 2002, the NTC filed its comment. On July 23, 2002, Globe Telecom and Islacom filed its comment.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Supreme Court, in its resolution dated September 9, 2002, denied the Petition for Review, a copy of which was received by Globe Telecom and Islacom on September 26, 2002. On October 10, 2002, Globe Telecom and Islacom filed a motion for reconsideration (with motion to consolidate) of the Supreme Court’s resolution. Notwithstanding the foregoing, the decision of the Court of Appeals is still not immediately final and executory and cannot be implemented as Globe Telecom and Islacom still have a number of remedies available to them.

In the event, however, that Globe Telecom and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, they would probably incur additional costs for carrying and maintaining prepaid subscribers in their networks.

21.    Earnings Per Share

Globe Telecom’s earnings per share amounts were computed as follows:

	Basic EPS									Diluted EPS
	2000			2001			2002		2002	2000			2001			2002		2002
	(In Thousand Pesos, U.S. Dollars and Number of Shares, Except Per Share Figures) (Note 27)
Net income	(Peso)	1,548,831		(Peso)	4,305,416		(Peso)	6,844,633	$128,528	(Peso)	1,548,831		(Peso)	4,305,416		(Peso)	6,844,633	$128,528
Less dividends on preferred shares		–			47,071			64,000	1,202		–			47,071			64,000	1,202

Net income available to common shares	(Peso)	1,548,831		(Peso)	4,258,345		(Peso)	6,780,633	127,326	(Peso)	1,548,831		(Peso)	4,258,345		(Peso)	6,780,633	127,326

Weighted average number of shares		85,371			114,836			151,905	151,905		85,371			114,836			151,905	151,905
Dilutive shares arising from:
Stock warrants		–			–			–	–		7,860			328			–	–
Stock options		–			–			–	–		1			1			1	1

		85,371			114,836			151,905	151,905		93,232			115,165			151,906	151,906

Per share figures	(Peso)	18.14	*	(Peso)	37.08	*	(Peso)	44.64	$0.84	(Peso)	16.61	*	(Peso)	36.98	*	(Peso)	44.64	$0.84

*	After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).

The convertible preferred stock series “A” are antidilutive.

As discussed in Note 3 to the consolidated financial statements, the Globe Telecom and Islacom operational integration necessitated the shutdown of certain elements of the Islacom network which cannot be redeployed to the Globe network to avoid unnecessary duplication. The shutdown resulted to Islacom’s recognition of losses on retirement of property and equipment of (Peso)2.2 billion ($41.31 million) and restructuring costs of (Peso)204.66 million ($3.84 million) representing (Peso)15.83 or $.29 reduction in 2002 basic earnings per share.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.    Foreign Currency-Denominated Monetary Assets and Liabilities

The foreign currency-denominated monetary assets and liabilities and their peso equivalent follow:

	2000			2001			2002
	U.S. Dollar	Peso Equivalent		U.S. Dollar	Peso Equivalent		U.S. Dollar	Peso Equivalent
	(In Thousand Pesos and U.S. Dollars)
Assets
Cash and cash equivalents	$6,616	(Peso)	330,707	$57,263	(Peso)	2,959,925	$135,829	(Peso)	7,233,438
Short-term investments in notes	–		–	–		–	75,000		3,994,050
Traffic settlements receivable	53,125		2,655,506	66,680		3,446,689	81,870		4,359,905
Other current assets	10		500	–		–	74		3,940

	59,751		2,986,713	123,943		6,406,614	292,773		15,591,333

Liabilities
Accounts payable and accrued expenses	135,155		6,755,858	109,144		5,641,653	95,790		5,101,201
Traffic settlements payable	22,724		1,135,882	26,704		1,380,330	27,127		1,444,621
Notes payable	27,884		1,393,810	7,508		388,089	–		–
Due to affiliates	–		–	30,788		1,591,432	–		–
Long-term debt	442,205		22,104,059	757,395		39,149,704	973,340		51,834,248
Other long-term liabilities	–		–	49,546		2,561,051	48,892		2,603,695

	627,968		31,389,609	981,085		50,712,259	1,145,149		60,983,765

Net foreign currency-denominated liabilities	$568,217	(Peso)	28,402,896	$857,142	(Peso)	44,305,645	$852,376	(Peso)	45,392,432

As a result of the translation of these foreign currency-denominated assets and liabilities, the Globe Group’s reported net foreign currency revaluation losses amounted to (Peso)4,361.10 million, (Peso)482.91 million, and (Peso)960.49 million ($18.04 million) for the years ended December 31, 2000, 2001, and 2002, respectively.

The consolidated foreign exchange differentials attributed to the restatement of foreign currency-denominated liabilities used to finance the acquisition and installation of Globe Telecom and Islacom’s property and equipment consisted of foreign exchange losses amounting to (Peso)3,477.96 million, (Peso)917.91 million, and (Peso)464.30 million ($8.72 million) for the years ended December 31, 2000, 2001 and 2002, respectively. These foreign exchange differentials are added to or deducted from the cost of the appropriate property and equipment accounts (see Note 7).

The foreign exchange differentials arising from the restatement of foreign currency-denominated accounts other than those relating to the liabilities/borrowed funds attributed to financing capital projects and those covered by swap agreements are charged to current operations. The Parent Company’s foreign exchange differentials arising from restatement of foreign currency-denominated liabilities/borrowed funds covered by swap agreements amounted to (Peso)745.63 million loss, (Peso)137.70 million gain and (Peso)553.08 million loss ($10.39 million) for the years ended December 31, 2000, 2001 and 2002, respectively.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Parent Company’s swap costs accruing on the long-term foreign currency and interest rate swap contracts included in the “Other expenses” account in the consolidated statements of income amounted to (Peso)132.17 million, (Peso)646.33 million and (Peso)1,299.81 million ($24.41 million) for the years ended December 31, 2000, 2001 and 2002, respectively. There are no outstanding swap contracts for Islacom.

Financial Instruments

As of December 31, 2002, Globe Telecom has $196.11 million outstanding foreign currency swap agreements with certain banks, under which it effectively swaps the principal and interest of certain U.S. dollar-denominated loans into Philippine pesos, with quarterly or semi-annual payment intervals up to June 2008.

Globe Telecom also has outstanding foreign currency swap agreements with certain banks, under which it effectively swaps the principal of $194.61 million U.S. dollar-denominated loans into Philippine pesos up to April 2012. Under these contracts, swap costs are payable in semi-annual intervals in Philippine pesos or U.S. dollars. Of the $194.61 million, $33.75 million is in combination with sold out-of-the-money U.S. dollar call options with total notional principal of $31.67 million at various strike prices, while another $20 million provides Globe Telecom the option to reset lower to a certain minimum the foreign exchange rate used to determine Philippine Peso equivalent amounts to be net settled by Globe Telecom upon maturity or termination.

Globe Telecom has an outstanding interest rate swap agreement, under which it effectively swaps a portion of a floating rate U.S. dollar-denominated loan into fixed, with semi-annual payment intervals up to March 2007. The swap has an outstanding notional amount of $40.9 million as of December 31, 2002.

Islacom has investments in U.S. Dollar Notes (USD Notes) issued by various financial institutions with maturities ranging from six to seven months totaling $75 million shown as “Short-term investments in notes” in the consolidated balance sheets. The interest rates of USD Notes are based on LIBOR plus spread payable either every three months or on specified dates. An early redemption feature is provided in the USD Notes, which is triggered by specified credit events of the reference entity, the Republic of the Philippines (ROP). The credit events include: failure to pay, obligation acceleration, repudiation/moratorium and restructuring of the ROP’s reference obligations as defined in the agreements. If a credit event occurs during the applicable period, issuers may redeem the USD Notes through delivery of the ROP reference obligations or the cash settlement amounts, depending on specified criteria. The early redemption feature triggered by specified credit events is a credit derivative linked to the ROP reference obligations.

Islacom has short-term $6 million investment included in “Cash and cash equivalents” in the consolidated balance sheets, covered by a forward USD sell contract with the same counterparty at a contracted forward rate of (Peso)53.8935 maturing in January 2003.

For disclosure purposes, the estimated unrealized mark-to-market gain on the outstanding derivatives of Globe Telecom amounted to $9.7 million ((Peso)517.78 million), the mark-to-market gain on the outstanding currency forward contract of Islacom amounted to (Peso)2.36 million ($0.04 million) and the mark-to-market loss of the credit derivative on the USD Notes of Islacom is $0.09 million ((Peso)4.66 million) based on mark-to-market valuation as of December 31, 2002 provided by counterparty banks. Such unrealized mark-to-market gain or loss is not included in the determination of net income.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.    Reporting Segment

SFAS No. 31 “Segment Reporting” requires that a public business enterprise report financial and descriptive information about its reportable segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Globe Group derives its revenues from the following reportable services:

Wireless Communications Services – represents cellular telecommunications services that allow subscribers to make and receive local, domestic long distance and international long distance calls to and from any place within the coverage area. Revenues principally consist of one-time registration fee, fixed monthly service fees, revenues from value-added services such as text messaging, proceeds from sale of handsets, SIM cards and other phone accessories and per minute airtime and toll fees for basic services which vary based primarily on the monthly volume of calls, the network on which the call terminates and the time at which the call is placed.

Wireline Voice Communications Services - represents fixed line telecommunications services, which offer subscribers local, domestic long distance and international long distance services in addition to a number of value-added services in various service areas covered by the PA granted by the NTC (see Note 1). Revenues consist principally of fixed monthly basic fee for service and equipment, one-time fixed line service connection fee, value-added service charges, and toll fees for domestic and international long distance calls.

Carrier Business (International and National Long Distance Services)—represents international and national long distance services. Globe Telecom and Islacom offer international long distance services between the Philippines and over 200 countries. Globe Telecom and Islacom route all international calls from its cellular and fixed line subscribers through their international gateway facilities. This service generates revenues from both inbound and outbound international call traffic. The outbound call revenues are based on per minute toll fees, which vary based primarily on the type of service, such as direct dial or operator assisted, and the time and destination of the call. Inbound revenues represent settlement payments based on agreed international settlement rates with foreign telecommunications providers who send international traffic to Globe Telecom and Islacom’s international gateway facilities. These payments are based upon individual international accounting rate agreements that Globe Telecom and Islacom negotiate with foreign telecommunications providers. Revenues from national long distance services are generated from charges billed for every minute of call outside of local service areas but within the Philippines.

Wireline Data Communication Services - represents a variety of telecommunications services tailored to meet the specific needs of corporate communications. These include leased lines, VSAT, telex, international packet-switching service and internet service.

Globe Telecom and Islacom evaluates performance based on EBIT (earnings before interest and income tax).

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Globe Group’s segment information as of and for the years ended December 31 are as follows (in millions):

2000

	Wireless Communications Services		Wireline Voice Communications Services		Carrier Business		Wireline Data Communications Services		Corporate[1]		Total
Revenues	(Peso)	15,694	(Peso)	2,053	(Peso)	1,536	(Peso)	794	(Peso)	–	(Peso)	20,077
Operating expenses		(8,241)		(945)		(771)		(477)		(1,689)		(12,123)

EBITDA[2]		7,453		1,108		765		317		(1,689)		7,954
Depreciation and amortization		(1,636)		(1,166)		(126)		(158)		(257)		(3,343)

EBIT		5,817		(58)		639		159		(1,946)		4,611
Other expenses — net		(1,289)		(492)		(115)		(138)		–		(2,034)
Net income (loss) before income tax	(Peso)	4,528	((Peso)	550)	(Peso)	524	(Peso)	21	((Peso)	1,946)	(Peso)	2,577

Segment assets	(Peso)	37,065	(Peso)	17,118	(Peso)	2,893	(Peso)	707	(Peso)	5,683	(Peso)	63,466
Segment liabilities	(Peso)	28,212	(Peso)	8,678	(Peso)	3,117	(Peso)	886	(Peso)	2,979	(Peso)	43,872

2001

	Wireless Communications Services		Wireline Voice Communications Services		Carrier Business		Wireline Data Communications Services		Corporate[1]		Total
Revenues	(Peso)	29,058	(Peso)	2,610	(Peso)	2,741	(Peso)	994	(Peso)	–	(Peso)	35,403
Operating expenses		(14,686)		(1,607)		(332)		(696)		(2,272)		(19,593)

EBITDA[2]		14,372		1,003		2,409		298		(2,272)		15,810
Depreciation and amortization		(3,380)		(1,973)		(264)		(241)		(341)		(6,199)

EBIT		10,992		(970)		2,145		57		(2,613)		9,611
Other expenses — net		(2,027)		(383)		(135)		(241)		(28)		(2,814)

Net income (loss) before income tax	(Peso)	8,965	((Peso)	1,353)	(Peso)	2,010	((Peso)	184)	((Peso)	2,641)	(Peso)	6,797

Segment assets	(Peso)	68,940	(Peso)	29,633	(Peso)	11,950	(Peso)	1,858	(Peso)	6,247	(Peso)	118,628
Segment liabilities	(Peso)	53,322	(Peso)	10,584	(Peso)	5,556	(Peso)	1,031	(Peso)	3,907	(Peso)	74,400

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2002

	Wireless Communications Services		Wireline Voice Communications Services		Carrier Business		Wireline Data Communications Services		Corporate[1]		Total
Revenues	(Peso)	36,930	(Peso)	3,154	(Peso)	4,647	(Peso)	1,084	(Peso)	–	(Peso)	45,815
Operating expenses		(14,093)		(1,608)		(493)		(772)		(2,146)		(19,112)
EBITDA[2]		22,837		1,546		4,154		312		(2,146)		26,703
Depreciation and amortization		(6,659)		(2,867)		(360)		(534)		(572)		(10,992)

EBIT		16,178		(1,321)		3,794		(222)		(2,718)		15,711
Other expenses — net		(5,634)		(479)		(248)		(214)		(41)		(6,616)

Net income (loss) before income tax	(Peso)	10,544	((Peso)	1,800)	(Peso)	3,546	((Peso)	436)	((Peso)	2,759)	(Peso)	9,095

(Note 27)		$198		($34)		$67		($8)		($52)		$171

Segment assets	(Peso)	84,266	(Peso)	32,184	(Peso)	9,802	(Peso)	7,514	(Peso)	7,280	(Peso)	141,046
(Note 27)		$1,582		$604		$184		$141		$137		$2,648

Segment liabilities	(Peso)	67,772	(Peso)	11,460	(Peso)	4,016	(Peso)	3,922	(Peso)	2,778	(Peso)	89,948
(Note 27)		$1,273		$215		$75		$74		$52		$1,689

[1]	Corporate represents support services that cannot be directly identified with any of the revenue generating services.
[2]	The term EBITDA is generally defined as earnings before interest, tax, depreciation and amortization expense and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. The Globe Group’s presentation of EBITDA differs from the above definition by excluding other income (expenses). The Globe Group’s presentation of EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because not all companies and analysts calculate EBITDA in the same manner.

24.    Notes to Statements of Cash Flows

The principal noncash transactions for the years ended December 31 are as follows:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Liabilities related to the acquisition of property and equipment	(Peso)	5,072,261	(Peso)	3,713,373	(Peso)	2,559,540	$48,063
Dividends declared on preferred shares		–		47,071		61,000	1,145

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following as of December 31:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Cash on hand and in bank	(Peso)	1,032,453	(Peso)	599,708	(Peso)	5,171,785	$97,115
Cash equivalents		1,966,488		7,152,588		13,791,369	258,974

	(Peso)	2,998,941	(Peso)	7,752,296	(Peso)	18,963,154	$356,089

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25.    Reclassification of Certain Accounts

Certain comparative figures have been reclassified to conform with the current year’s presentation.

26.    Reconciliation of Significant Differences between Generally Accepted Accounting Principles (GAAP) in the

         Philippines and the United States (U.S.)

Certain accounting practices used by Globe Telecom and Islacom in preparing the accompanying consolidated financial statements conform with Philippine GAAP but do not conform with U.S. GAAP. Also, where a certain accounting treatment is not covered by specific Philippine GAAP guidelines, disclosure of significant relevant underlying information may be considered sufficient and acceptable under Philippine GAAP reporting. A description of the significant differences and a reconciliation of net income (loss) and stockholders’ equity to U.S. GAAP follow.

Reconciliation of Net Income (Loss)

The net income (loss) and earnings (loss) per share portions of the statements of income under U.S. GAAP for the years ended December 31 appear as follows:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars, Except Per Share Figures) (Note 27)
Net income as reported under Philippine GAAP	(Peso)	1,548,831	(Peso)	4,305,416	(Peso)	6,844,633	$128,528
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts — net (Note 26a)		(3,477,963)		(917,911)		(464,299)	(8,719)
Depreciation expense on capitalized foreign exchange losses — net (Note 26a)		234,003		480,007		553,825	10,400
Amortization of deferred charges (Note 26e)		111,598		120,778		111,598	2,096
Compensation expense (Note 26f)		(36,548)		(19,012)		(19,012)	(357)
Pension expense (Note 26b)		(7,939)		48,516		(9,718)	(182)
Recognition of revenues on sale of prepaid cards based on actual airtime — (Note 26h)		–		5,540		–	–
Deferred up-front fees (Note 26i)		(88,571)		(50,049)		(41,782)	(785)
Amortization of deferred up-front fees (Note 26i)		87,676		16,758		24,575	462
Fair value gain (loss) on hedging and other derivatives — net (including transition adjustment in 2001) (Note 26g)		–		10,587		(417,293)	(7,836)
Goodwill amortization (Note 26j)		–		(276,390)		–	–
Effect of deferred income tax		1,040,893		99,242		142,564	2,677

Net income (loss) as reported under U.S. GAAP	((Peso)	588,020)	(Peso)	3,823,482	(Peso)	6,725,091	$126,284

Net income (loss) as reported under U.S. GAAP excluding goodwill amortization	((Peso)	588,020)	(Peso)	4,099,872	(Peso)	6,725,091	$126,284

(Forward)

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2000			2001			2002		2002
	(In Thousand Pesos and U.S. Dollars, Except Per Share Figures) (Note 27)
Basic EPS — Philippine GAAP	(Peso)	18.14		(Peso)	37.08		(Peso)	44.64	$0.84
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts — net		(40.74)			(7.99)			(3.06)	(0.06)
Depreciation expense on capitalized foreign exchange losses—net		2.74			4.18			3.65	0.07
Amortization of deferred charges		1.31			1.05			0.74	0.01
Compensation expense		(0.43)			(0.17)			(0.13)	(0.00)
Pension expense		(0.09)			0.42			(0.06)	(0.00)
Recognition of revenues on sale of prepaid cards based on actual airtime — net		–			0.05			–	–
Deferred up-front fees		(1.04)			(0.43)			(0.28)	(0.00)
Amortization of deferred up-front fees		1.03			0.15			0.16	0.00
Fair value gain (loss) on hedging and other derivatives — net (including transition adjustment in 2001)		–			0.09			(2.75)	(0.05)
Goodwill amortization		–			(2.41)			–	–
Effect of deferred income tax		12.19			0.86			0.94	0.02

Basic EPS — U.S. GAAP	((Peso)	6.89	)*	(Peso)	32.88	*	(Peso)	43.85	$0.83

Basic EPS — U.S. GAAP excluding goodwill amortization	((Peso)	6.89	)*	(Peso)	35.29	*	(Peso)	43.85	$0.83

Diluted EPS — U.S. GAAP**	((Peso)	6.89	)*	(Peso)	32.79	*	(Peso)	43.85	$0.83

Diluted EPS — U.S. GAAP excluding goodwill amortization**	((Peso)	6.89	)*	(Peso)	35.19	*	(Peso)	43.85	$0.83

*	After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).
**	For 2000, diluted loss per share computation is anti-dilutive.

Reconciliation of Stockholders’ Equity

Stockholders’ equity under U.S. GAAP as of December 31 appears as follows:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Stockholders’ equity as reported under Philippine GAAP	(Peso)	19,593,520	(Peso)	44,227,693	(Peso)	51,098,139	$959,517
Add (deduct):
Foreign exchange losses capitalized to property and equipment — net (Note 26a)		(5,120,125)		(6,038,036)		(6,502,335)	(122,100)
Depreciation expense on capitalized foreign exchange losses — net (Note 26a)		492,250		972,257		1,526,082	28,656
Deferred charges (Note 26e)		(1,106,728)		(1,106,728)		(1,106,728)	(20,782)
Amortization of deferred charges (Note 26e)		492,472		613,250		724,848	13,611
Proceeds from ESOWN to be recorded as temporary equity (Note 26f)		(45,121)		(61,252)		(86,929)	(1,632)
Pension expense (Note 26b)		(65,064)		(16,548)		(26,266)	(493)
Recognition of revenues on sale of prepaid cards based on actual airtime — net (Note 26h)		–		5,540		–	–

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Deferred up-front fees (Note 26i)	((Peso)	295,024)	((Peso)	345,073)	((Peso)	381,315)	($7,160)
Amortization of deferred up-front fees (Note 26i)		243,499		260,256		284,832	5,348
Fair value gain (loss) on hedging and other derivatives — net (including transition adjustment in 2001) (Note 26g)		–		10,587		(406,706)	(7,637)
Other comprehensive loss — net of tax (Note 26g)		–		–		(68,660)	(1,289)
Goodwill — net (Note 26j)		–		2,487,514		2,487,514	46,710
Effect of deferred income tax		1,102,780		1,202,022		1,344,586	25,249

Stockholders’ equity as reported under U.S. GAAP	(Peso)	15,292,459	(Peso)	42,211,482	(Peso)	48,887,062	$917,998

Following is the statement of changes in stockholders’ equity for the years ended December 31 under U.S. GAAP:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Paid-up capital
Balance at beginning of year	(Peso)	14,499,554	(Peso)	19,024,390	(Peso)	42,167,002	$791,809
Subscribed		4,575,388		23,154,882		73,346	1,377
Collections — net of refunds and expenses on stock offering and others		(50,552)		(12,270)		9,803	184

Balance at end of year		19,024,390		42,167,002		42,250,151	793,370

Other Comprehensive Loss — net of tax (Note 26g)		–		–		(68,660)	(1,289)

Deposits on Subscriptions
Balance at beginning of year		–		–		–	–
Deposits made		–		7,907,249		–	–
Transfer to paid-up capital		–		(7,907,249)		–	–

Balance at end of year		–		–		–	–

Retained Earnings (Deficit)
Balance at beginning of year		(3,143,911)		(3,731,931)		44,480	835
Dividends on preferred stock		–		(47,071)		(64,000)	(1,202)
Net income (loss)		(588,020)		3,823,482		6,725,091	126,284

Balance at end of year		(3,731,931)		44,480		6,705,571	125,917

	(Peso)	15,292,459	(Peso)	42,211,482	(Peso)	48,887,062	$917,998

The statements of cash flows prepared under Philippine GAAP also conform with IAS No. 7, which is substantially similar to SFAS No. 95, “Statement of Cash Flows,” under U.S. GAAP. Thus, no reconciliation of the statements of cash flows is necessary.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Certain Balance Sheet Items with Significant Differences Under Philippine GAAP and U.S. GAAP

Following are the balance sheet items with significant differences under Philippine GAAP and under U.S. GAAP as of December 31:

Reconciliation of Property and Equipment — net

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Property and equipment — net, as reported under Philippine GAAP	(Peso)	45,179,305	(Peso)	89,101,288	(Peso)	96,269,815	$1,807,748
Deduct foreign exchange losses capitalized to property and equipment accounts — net of related depreciation expense (Note 26a)		(4,627,875)		(5,065,779)		(4,976,253)	(93,444)

Property and equipment — net, as reported under U.S. GAAP	(Peso)	40,551,430	(Peso)	84,035,509	(Peso)	91,293,562	$1,714,304

Reconciliation of Other Assets

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Other assets as reported under Philippine GAAP	(Peso)	3,618,426	(Peso)	2,419,315	(Peso)	4,039,321	$75,850
Add (deduct):
Goodwill—net (Note 26j)		–		2,487,514		2,487,514	46,710
Fair value gain (loss) on hedging and other derivatives — net (including transition adjustment in 2001) (Note 26g)		–		10,587		(406,706)	(7,637)
Other comprehensive loss (Note 26g)		–		–		(100,969)	(1,896)
Deferred charges — net of amortization (Note 26e)		(614,256)		(493,478)		(381,880)	(7,171)

Other assets as reported under U.S. GAAP	(Peso)	3,004,170	(Peso)	4,423,938	(Peso)	5,637,280	$105,856

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Accounts Payable and Accrued Expenses

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Accounts payable and accrued expenses as reported under Philippine GAAP	(Peso)	15,550,242	(Peso)	22,500,099	(Peso)	24,682,700	$463,490
Add (deduct):
Recognition of revenues on sale of prepaid cards based on actual airtime — net (Note 26h)		–		(5,540)		–	–
Deferred up-front fees — net of amortization (Note 26i)		51,525		84,817		96,483	1,812
Pension expense (Note 26b)		65,064		16,548		26,265	493

Accounts payable and accrued expenses as reported under U.S. GAAP	(Peso)	15,666,831	(Peso)	22,595,924	(Peso)	24,805,448	$465,795

Significant differences between Philippine GAAP and U.S. GAAP:

a.	Capitalized Foreign Exchange Differentials

Under Philippine GAAP, foreign exchange differentials between transaction rate and rate at settlement or balance sheet date of unhedged assets and liabilities are charged or credited to operations, except those pertaining to liabilities arising directly from the acquisition of property and equipment. These foreign exchange differentials are regarded as adjustments to cost and are added to or deducted from the appropriate “Property and equipment” accounts. U.S. GAAP, as applied by enterprises in general, does not allow such capitalization of foreign exchange differentials.

b.	Employees’ Benefit Plan

Accounting for retirement benefits under U.S. Financial Accounting Standards Board (FASB) Statement No. 87, “Employers’ Accounting for Pension” (FAS 87), and Philippine GAAP (as discussed in Note 16) are generally similar except for the following:

1.	Expected Return on Assets and Interest Cost

Under U.S. GAAP, Expected Return on Assets and Interest Cost are separate items of the Net Periodic Pension Cost. Under Philippine GAAP, an amount similar to the difference between these two items, Interest on the Unfunded Actuarial Liability, is included as part of the retirement benefit expense for the year. The results would be similar only if the investment yield and discount rate assumptions used under the FAS 87 calculation are the same and equal to the interest assumption under Philippine GAAP.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Amortization of Net Gains and Losses

Under U.S. GAAP, net gains and losses would be amortized only when the cumulative amount exceeds 10% of the greater of the Projected Benefit Obligation or the Plan Assets. Under Philippine GAAP, no distinction is made; net gains and losses would still be amortized even if it falls below the 10% corridor.

3.	Minimum Liability

Under U.S. GAAP, a minimum liability is required to be recognized when the Accumulated Benefit Obligation (ABO) is greater than the Plan Assets. Under Philippine GAAP, a minimum liability is not required.

4.	Allowable Cost Method

Under U.S. GAAP, the only allowable cost method is the Projected Unit Cost Method. Under Philippine GAAP, this is also the preferred method although any other projected benefit cost method may be used.

5.	Transition Date

While both standards amortize the transition liability over the expected future service lives, a difference in the figures will occur if the transition dates are not the same. The transition under Philippine GAAP was made beginning only on January 1, 1997 for Globe Telecom and Islacom while the transition under U.S. GAAP was made beginning January 1, 1996 for Globe Telecom and January 1, 1998 for Islacom.

The additional provision for pension expense of (Peso)7.94 million, reversal of (Peso)48.52 million and additional provision of (Peso)9.72 million ($0.18 million) for the years ended December 31, 2000, 2001 and 2002, respectively, represents the difference between the required pension cost under FAS 87 [(Peso)149.15 million in 2000, (Peso)49.15 million in 2001 and (Peso)111.04 million ($2.09 million) in 2002] and from those required under Philippine GAAP [(Peso)141.21 million in 2000 and (Peso)97.66 million in 2001 and (Peso)101.32 million ($1.90 million) in 2002], net of certain adjustments.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with FASB No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, the following table sets forth the funded status of Globe Telecom’s Plan and the pension amounts recognized under U.S. GAAP as of December 31:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Change in benefit obligations:
Benefit obligation at beginning of year	(Peso)	693,333	(Peso)	431,196	(Peso)	536,871	$10,081
Service cost		110,783		60,195		95,840	1,800
Interest cost		62,252		47,312		57,703	1,084
Actuarial loss (gain)		(420,551)		25,109		48,944	919
Benefits paid		(14,621)		(26,941)		(35,201)	(661)

Benefit obligation at end of year		431,196		536,871		704,157	13,223

Change in plan assets:
Fair value of plan assets at beginning of year		360,193		502,808		546,649	10,265
Actual return on plan assets		27,792		36,115		32,705	614
Employer contribution		129,444		34,667		164,117	3,082
Benefits paid		(14,621)		(26,941)		(35,201)	(661)

Fair value of plan assets at end of year		502,808		546,649		708,270	13,300

Funded status		71,612		9,778		4,113	77
Unrecognized amortizations:
Net transition obligation		101,899		96,592		91,285	1,714
Net actuarial gain		(210,607)		(212,975)		(132,982)	(2,497)
Prior service cost		17,389		39,431		37,584	706

Net amount recognized in the consolidated balance sheets as accrued benefit liability	((Peso)	19,707)	((Peso)	67,174)	(Peso)	–	$–

The significant assumptions used for Globe Telecom in determining the actuarial present value of the projected benefit obligation as of December 31, 2000, 2001 and 2002 are: (1) 11% weighted average discount rate; (2) 11% expected long-term rate of return on plan assets; and (3) 10% rate of increase in future compensation levels.

The annual weighted average discount rate and annual expected long-term rate of return on plan assets were based on the average discount rate of the short-term investments, which comprise the bulk of Globe Telecom’s plan assets.

Net pension cost for Globe Telecom under U.S. GAAP for the years ended December 31 consists of the following components:

	2000		2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Service cost	(Peso)	110,783	(Peso)	60,195	(Peso)	95,840	$1,800
Interest cost		62,252		47,312		57,703	1,084
Net amortization and deferral		13,142		(2,322)		(26,114)	(491)
Return on plan assets		(37,026)		(58,172)		(32,705)	(614)

Net periodic pension cost	(Peso)	149,151	(Peso)	47,013	(Peso)	94,724	$1,779

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth Islacom’s Plan funded status and pension amounts recognized under U.S. GAAP as of December 31:

	2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Change in benefit obligations:
Benefit obligation at beginning of year	(Peso)	51,206	(Peso)	21,518	$404
Service cost		7,108		7,600	143
Interest cost		2,883		3,076	58
Actuarial gain (loss)		(39,679)		2,498	47

Benefit obligation at end of year		21,518		34,692	652

Change in plan assets:
Fair value of plan assets at beginning of year		–		–	–
Actual return on plan assets		–		260	5
Employer contribution		–		12,412	233
Benefits paid		–		–	–

Fair value of plan assets at end of year		–		12,672	238

Funded status		(21,518)		(22,020)	(414)
Unrecognized amortizations:
Net transition obligation		6,193		5,935	111
Net actuarial gain		(12,563)		(4,104)	(77)
Prior service cost		1,283		1,612	30

Net amount recognized in the consolidated balance sheets as accrued benefit cost	((Peso)	26,605)	((Peso)	18,577)	($350)

The significant assumptions used for Islacom in determining the actuarial present value of the projected benefit obligation as of December 31, 2001 and 2002 are: (1) 12% and 11% weighted average discount rate, respectively; (2) 12% and 11% expected long-term rate of return on plan assets, respectively; and (3) 10% rate of increase in future compensation levels.

Net pension cost for Islacom under U.S. GAAP for the years ended December 31 consists of the following components:

	2001		2002		2002
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Service cost	(Peso)	7,108	(Peso)	7,600	$143
Interest cost		2,883		3,076	58
Net amortization and deferral		(1,890)		5,905	111
Expected return on plan assets		–		(260)	(5)

Net periodic pension cost	(Peso)	8,101	(Peso)	16,321	$307

c.	Fair Value of Financial Instruments

The required disclosure under FASB Statement No. 107, “Disclosures About Fair Value of Financial Instruments”, follows:

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Assets and Liabilities

Cash and cash equivalents, temporary cash investments, bank loans and notes payable — fair value approximates cost or carrying amounts indicated in the balance sheets because of the short-term maturities of these instruments.

Trade accounts and traffic settlement receivables — the net carrying amount represents the estimated realizable value/fair value.

Trade accounts and traffic settlement payables, accrued expenses and due to foreign suppliers — the carrying value indicated in the balance sheet approximates fair value because of the short-term maturities of these liabilities.

Long-term debt — fair value is determined as follows:

Debt Type	Fair Value Assumptions
Fixed Rate U.S. dollar Senior Notes	Quoted market price
Various Rate Loans	The carrying value approximates fair value because of recent and frequent repricing based on market conditions.

Forward contracts and foreign currency and interest rate swap agreements and other derivatives — fair value is estimated by obtaining quotes from the counterparty.

Embedded currency options and currency forwards — fair value is estimated using simple option pricing model of Bloomberg.

The estimated fair values of the financial instruments as of December 31, 2002 are as follows:

	Carrying Value		Fair Value
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Financial assets:
Cash and cash equivalents	(Peso)	18,963,154	(Peso)	18,963,154	$356,089
Short-term investments in notes		3,994,050		3,994,050	75,000
Receivables — net		12,433,183		12,433,183	233,469
Due from counterparty — embedded currency options and forwards and other derivatives		172,618		172,618	3,241
Due from counterparty — foreign currency swaps and forwards and interest rate swaps		520,142		520,142	9,767
Financial liabilities:
Accounts payable and accrued expenses		24,805,448		24,805,448	465,795
Notes payable		6,639		6,639	125
Long-term debt (including current portion)		58,574,251		60,416,839	1,134,503

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

Under U.S. GAAP, long-lived assets and certain identifiable intangibles held and used by Globe Telecom and Islacom are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Additionally, assets to be disposed of are required to be reported at the lower of the carrying amount or the fair value less costs to sell. Assets to be abandoned before the end of its previously estimated useful life should be accounted for by revising depreciation estimates to reflect the use of the asset over its shortened useful life.

In August 2001, the FASB issued statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is effective for fiscal years after December 15, 2001. This new standard supersedes SFAS Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and provides one accounting model for the review of asset impairment. Statement No. 144 retains much of the recognition and measurement provisions of Statement No. 121, but removes goodwill from its scope. The Globe Group adopted this standard effective January 1, 2002.

The application of provisions of Statement No. 144 relating to long-lived assets disposed through abandonment of wireless assets of Islacom which cannot be integrated to the Globe network as discussed in Note 3 to the consolidated financial statements, resulted to Islacom’s recognition of losses on retirement of property and equipment of (Peso)2.2 billion ($41.31 million) as of December 31, 2002 which approximates the adjustment/revision in depreciation estimates to reflect the appropriate estimates for the shortened useful life of the assets. There can be no assurance that there will be no further material impairment charge in the future arising from the continued application of this Statement.

Under Philippine GAAP, losses on retirement of property and equipment and restructuring charges are included under “Other income (expenses)” in the consolidated statements of income. Under U.S. GAAP, the losses should be presented as part of “Costs and expenses”.

e.	Deferred Costs

U.S. GAAP requires start-up costs to be expensed as incurred.

f.	Stock Option Plans of Globe Telecom

Under Philippine GAAP, no distinction is made on the accounting methods for compensatory and non-compensatory stock option plans. Issuances of stock under option plans are generally recorded like any other sale of stock.

U.S. GAAP requires that discounts granted to employees under a compensatory stock option plan be recorded as compensation cost and charged to expense over the periods expected to be benefited. SFAS No. 123, “Accounting for Awards of Stock-Based Compensation to Employees” under U.S. GAAP encourages measuring the compensation cost at fair value. However, it allows the continued use of the accounting method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, with pro forma disclosures based on the fair value method of accounting for compensation cost.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure,” further amended SFAS No. 123 to require all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB Opinion No. 25 to comply with the disclosure provisions of SFAS No. 123. SFAS No. 148 is effective for companies with fiscal years ending December 15, 2002 and onwards.

Globe Telecom applies APB Opinion No. 25 and related Interpretations in accounting for its plans.

Had compensation costs for these plans been determined consistent with the method of SFAS No. 123, Globe Telecom’s U.S. GAAP net income (loss) and earnings (loss) per share for the years ended December 31 would have been changed to the pro forma amounts as follows:

	2000*		2001*		2002		2002
	(In Thousand Pesos and U.S. Dollars, Except per Share Figures) (Note 27)
Net income (loss)
As reported	((Peso)	588,020)	(Peso)	3,823,482	(Peso)	6,725,091	$126,284
Pro forma		(624,148)		3,810,319		6,711,928	126,036
Earnings (loss) per share—basic
As reported	((Peso)	6.89)	(Peso)	32.88	(Peso)	43.85	$0.83
Pro forma		(7.31)		32.77		43.76	0.82
Earnings (loss) per share—diluted
As reported**	((Peso)	6.89)	(Peso)	32.79	(Peso)	43.85	$0.83
Pro forma**		(7.31)		32.68		43.76	0.82

*	After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).
**	For 2000, diluted loss per share computation is anti-dilutive.

The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model. The fair values of stock options granted during the years ended December 31, 1995, 1998 and 1999 are (Peso)554, (Peso)116.50 and (Peso)482 respectively.

There was no calculation made under SFAS No.123 for the option holder’s opportunity cost arising from the periodic cash payments (annual payments in the case of ESOP and bimonthly payments in the case of ESOWN). If such calculation were to be made, the value of the option to the holder would be smaller than the fair value mentioned above.

The following assumptions were used:

	Expected Volatility Rate	Risk-free Interest Rate
1995 and 1998	40%	18%
1999	69%	14%

Other required disclosures under SFAS No. 123 are not applicable to Globe Telecom’s stock option plans.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

g.	Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Globe Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedges allow a derivative’s gains and losses to offset related results on the hedged item in the income statement, or deferred in the stockholders’ equity as “Other Comprehensive Income.” SFAS No. 133 requires that an entity must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment.

Islacom has no freestanding derivatives and no significant embedded derivatives as of December 31, 2001.

As of January 1, 2001, the transition gain adjustment for Globe Telecom as a result of adopting SFAS No. 133 resulted to cumulative adjustments to net income of (Peso)160.72 million for currency swaps and (Peso)262.43 million for embedded currency options.

For certain derivative instruments, Globe Telecom adopted the hedge accounting treatment of SFAS No. 133 effective April 1, 2001. For the quarter ended March 31, 2001, net mark-to-market gains and losses on derivative instruments were accounted for directly in the 2001 statement of income. Net mark-to-market losses on derivative instruments for the three months ended March 31, 2001 amounted to (Peso)90.20 million for currency swaps and 4.62 million for embedded currency options.

Hedging Objective and Policy

The Globe Group identifies its currency exposures emanating from business, transaction-specific as well as translation risks. It also identifies interest rate exposures resulting from movements in interest rates.

The Globe Group uses a combination of natural hedges and derivative hedging to manage currency exposure. It uses interest rate derivatives to reduce earnings volatility related to interest rate movements by effectively increasing the percentage of fixed-rate debt in its debt portfolio.

It is the Globe Group’s policy to ensure that capabilities exist for active but conservative management of its foreign exchange and interest rate risks. The Globe Group does not engage in any speculative derivative transaction. Authorized derivative instruments include embedded and freestanding forward contracts, currency swaps, interest rate swaps, and embedded and freestanding currency options. Certain currency swaps are entered into in combination with options.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Hedges

Effective April 1, 2001, certain embedded currency options are bifurcated and designated as fair value hedges of foreign currency denominated liabilities arising from related host service contracts. Prior to the recognition of such liability, the embedded currency option is not designated as a hedge and fair value changes, both intrinsic value and time value, are accounted for directly in earnings.

Fair value hedges are hedges of the exposure to variability in the fair value of recognized assets, liabilities or firm commitments. The gain or loss on a derivative instrument designated and qualifying as a fair value hedge as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized currently in earnings in the same accounting period. Time value changes of embedded currency options are recognized currently in earnings and are not included in the assessment of hedge effectiveness. Hedge effectiveness is determined based on the hedge ratio of the fair value changes of the hedging instrument and the underlying hedged item. When the hedge ceases to be highly effective, hedge accounting is discontinued.

Cash Flow Hedge

The Globe Group accounts as a cash flow hedge an interest rate swap entered into to manage its interest rate exposure on a floating-rate, foreign currency denominated long-term debt. A cash flow hedge is a hedge of the exposure to variability in future cash flows related to a recognized asset or liability, or a highly probable forecasted transaction. Changes in the fair value of a hedging instrument that qualifies as a highly effective cashflow hedge are recognized directly in “Other Comprehensive Income”, which is shown under stockholders’ equity section. Any hedge ineffectiveness is immediately recognized in current operations.

Amounts accumulated in “Other Comprehensive Income” are reclassified into earnings in the same period when the interest on the debt is accrued and affects earnings. If the interest on the debt is capitalized as part of the cost of a qualifying asset, the related fair value changes of the interest rate swap that are deferred in “Other Comprehensive Income” will be amortized to earnings over the life of the qualifying asset.

Hedge accounting is discontinued prospectively when the hedge ceases to be highly effective. In this case, the cumulative gain or loss on the hedging instrument that has been reported in “Other Comprehensive Income” is retained in stockholders’ equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in “Other Comprehensive Income” is recognized immediately in current operations.

Other Derivative Instruments

For a derivative instrument not designated and not qualifying as either a fair value hedge or a cash flow hedge, the gain or loss on such instrument is accounted for directly to current operations.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Listed below are the Globe Group’s outstanding derivative instruments as of December 31, 2002:

Currency and Cross-Currency Swaps

As of December 31, 2002, Globe Telecom has outstanding foreign currency swap agreements with certain banks, under which it effectively swaps the principal of certain U.S. dollar-denominated loan exposures into fixed Philippine peso-denominated loan exposures with semi-annual payment intervals up to April 2012. Below are the details of these swaps:

	Counterparty Pays:	Globe Telecom Pays:
	(In Thousand Pesos and U.S. Dollars)
Fixed rate
Notional amounts	$194,609	(Peso)9,975,908
Swap cost	0.0%	4.25% to 10.25%

Of the $194.61 million, $33.75 million is in combination with sold out-of-the-money U.S. dollar call options with total notional principal of $31.67 million at various strike prices, while another $20 million provides Globe Telecom the option to reset lower to a certain minimum the foreign exchange rate used to determine Philippine Peso equivalent amounts to be net settled by Globe Telecom upon maturity or termination.

Globe Telecom also entered into $196.11 million cross-currency swap agreements with certain banks, under which it effectively swaps the principal and interest of certain U.S. dollar-denominated loans into Philippine peso with quarterly or semi-annual payment intervals up to June 2008. Below are the details of these swaps:

	Counterparty Pays:	Globe Telecom Pays:
	(In Thousand Pesos and U.S. Dollars)
Fixed-fixed cross-currency swaps
Notional amounts	$24,221	(Peso)1,047,937
Swap cost	5.97% to 7.35% fixed	10.91% to 12.65% fixed

Fixed-floating cross-currency swaps
Notional amounts	$24,000	(Peso)1,072,400
Swap cost	6.83% fixed	3 months T-Bill rate + 0.46% to 0.94% spread

Floating-fixed cross-currency swaps
Notional amounts	$92,628	(Peso)4,699,515
Swap cost	6 months USD LIBOR + 0% to 2.5% spread	9.25% to 15.23% fixed

Floating-floating cross-currency swaps
Notional amounts	$55,265	(Peso)2,811,407
Swap cost	6 months USD LIBOR	3 months T-Bill rate + 1% to 2.85% spread; 6 months T-Bill rate + 1.5% spread

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maturities and net fair values of Globe Telecom’s currency and cross-currency swaps outstanding as of December 31, 2002 follow:

Notional Amounts	Final Maturities	Net Fair Value of Derivative Instruments Gain (Loss)
(In Thousand U.S. Dollars)
$40,000	April 15, 2012	$1,185
9,167	June 16 and 18, 2008	337
158,446	March 30 to April 15, 2007	(1,630)
93,456	March 31 to November 30, 2006	6,018
20,352	June 30 and July 1, 2005	203
64,929	January 15 to October 18, 2004	4,528
4,373	August 1, 2003	978

$390,723		$11,619

Currency Forwards

As of December 31, 2002, Islacom has an outstanding currency forward with a certain bank, under which it effectively fixes the principal and interest receivable from its short- term investment with the same counterparty. The outstanding forward sell USD has a notional amount of $6.00 million at a contracted forward rate of (Peso)53.8935 and a mark-to-market gain of (Peso)2.36 million ($0.04 million).

Embedded Currency Options

The notional amounts, maturities and net fair values of the Globe Group’s embedded currency options outstanding as of December 31, 2002 follow:

Notional Amounts	Maturities	Net Fair Value of Derivative Instruments Gain
(In Thousand U.S. Dollars)
$9,516	Less than 3 months	$595
34,944	3 to 6 months	2,356
9,612	6 to 12 months	260

$54,072		$3,211

Notional Amounts	Maturities	Net Fair Value of Derivative Instruments Gain
(In Thousand Japanese Yen and U.S. Dollars)
¥9,929	Less than 3 months	$2

Embedded Currency Forwards

The notional amounts, maturities and net fair values of Globe Telecom’s embedded currency forwards outstanding as of December 31, 2002 follow:

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional Amounts	Maturities	Net Fair Value of Derivative Instruments Gain
(In Thousand U.S. Dollars)
$24	Less than 3 months	$1
2,344	3 to 6 months	114
10	6 to 12 months	1

$2,378		$116

Other Derivative Instruments

The notional amounts, maturities and net fair values of the credit derivatives on Islacom’s investments in USD Notes, outstanding as of December 31, 2002 follow (see Note 22):

Notional Amounts	Maturities	Net Fair Value of Derivative Instruments Loss
(In Thousand U.S. Dollars)
$75,000	3 to 7 months	($88)

Interest Rate Swap

Cash flow hedge pertains to an interest rate swap designated as a hedge of an underlying floating-rate, foreign currency denominated long-term debt. As of December 31, 2002, the aggregate amount of Globe Telecom’s loans covered by the swap amounted to $40.91 million. The swap effectively fixed the benchmark rate of the hedged loan to 4.205% over the duration of the agreement, which involves semi-annual payment intervals up to March 2007. For the year ended December 31, 2002, the fair value of the outstanding swap, net of tax, amounted to a (Peso)68.66 million ($1.29 million) loss, net of (Peso)30.33 million ($0.57 million) accumulated swap cost, net of tax, reclassified to net income. Such loss is reported as “Other Comprehensive Loss” in the stockholders’ equity section.

The net movements in fair value changes of all derivative instruments of the Globe Group are as follows:

	(In Thousand Pesos and U.S. Dollars) (Note 27)
Balance at beginning of year	(Peso)	657,945	$12,355
Add net changes in fair value		114,349	2,147

		772,294	14,502
Less fair value of settled instruments		79,535	1,494

Balance at end of year	(Peso)	692,759	$13,008

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The designation below of “Effective” or “Ineffective” represent designations based on SFAS No. 133 and are not necessarily reflective of the economic effectiveness of the instruments.

The net mark-to-market value changes on the Globe Group’s derivative transactions for the year ended December 31, 2002 are as follows:

	Net mark-to-market gain (loss)		Effective				Ineffective
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Freestanding:
Currency and cross-currency swaps	(Peso)	78,215	$1,468	(Peso)	–	$–	(Peso)	78,215	$1,468
Structured currency swaps		54,319	1,020		–	–		54,319	1,020
Currency forwards		2,357	45		–	–		2,357	45
Interest rate swap		(100,969)	(1,896)		(100,969)	(1,896)		–	–

		33,922	637		(100,969)	(1,896)		134,891	2,533

Embedded:
Currency options:
Intrinsic		97,643	1,834		97,643	1,834		–	–
Time		(18,700)	(351)		–	–		(18,700)	(351)
Currency forwards		6,144	115		–	–		6,144	115

		85,087	1,598		97,643	1,834		(12,556)	(236)

Other derivatives		(4,660)	(88)		–	–		(4,660)	(88)

	(Peso)	114,349	$2,147	((Peso)	3,326)	($62)	(Peso)	117,675	$2,209

h.	Revenue Recognition on Sale of Prepaid Cards

Islacom’s revenue from sale of prepaid cards on old CMTS brand are recognized in full upon the delivery of the prepaid cards to the dealers under Philippine GAAP. This accounting treatment is based on the nature of the agreement with the prepaid cards supplier under which Islacom is guaranteed a fixed share of prepaid cards sales at the agreed-upon rate. Islacom terminated this service in November 2002 with the integration of wireless network of Globe Telecom and Islacom.

Under U.S. GAAP, such revenues should be initially deferred and amortized to revenues based on actual airtime or actual usage of the prepaid cards by Islacom’s subscribers.

i.	Accounting for Up-front, Nonrefundable Fees

Under U.S. GAAP, the up-front, nonrefundable fees received from subscribers are deferred and amortized over the expected term of the customer relationship. Starting in the fourth quarter of 2000, the amortization period in which these fees are being amortized was changed from one year to six years for postpaid cellular services and from one year to four years for fixed line services.

Under Philippine GAAP, revenue is recognized on one-time registration and installation fees once received from certain wireless and wireline subscribers, respectively.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

j.	Business Combinations

Under Philippine GAAP, the excess purchase price arising from business combinations is offset against the additional paid-in capital of the acquiring entity as allowed by the Philippine SEC. Under U.S. GAAP, such excess is allocated to goodwill, which is amortized over its estimated useful life. On June 27, 2001, Islacom became a 100% subsidiary of Globe Telecom (see Note 3). The acquisition of Islacom under a share swap transaction was recorded following the provisions of APB 16, since the transaction was completed before the effective date of SFAS No. 141, “Business Combinations”. In accordance with the provisions of APB 16, Globe Telecom allocated the cost of the investment of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition. The estimated fair value of Islacom’s net assets at acquisition date amounted to (Peso)12,634.06 million consisting mainly of property and equipment with assigned amounts of (Peso)19,792.95 million.

The new cost basis of Islacom’s property and equipment, shortly after acquisition under U.S. GAAP follows:

	(In Thousand Pesos)
Property and equipment before allocation at acquisition date under U.S. GAAP	(Peso)	15,464,074
Allocation of cost of acquired entity to property and equipment based on the estimated fair value of property and equipment		4,328,873

Property and equipment after allocation at acquisition date under U.S. GAAP	(Peso)	19,792,947

For the years ended December 31, 2001 and 2002, depreciation expense resulting from cost allocated to property and equipment amounted to (Peso)272.35 million and (Peso)528.85 million ($9.93 million), respectively. The estimated fair value allocated to Islacom’s property and equipment written-off in 2002 as discussed in Note 3 to the consolidated financial statements amounted to (Peso)355.81 million ($6.68 million), net of the related accumulated depreciation of (Peso)320.26 million ($6.01 million). The accumulated depreciation resulting from cost allocated to property and equipment as of December 31, 2002 amounted to (Peso)480.94 million ($9.03 million), net of items written-off.

The excess of the cost of investment over the net of the amounts assigned to the assets acquired and liabilities assumed amounting to (Peso)2,763.90 million was recognized as goodwill.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 141, which applies to business combinations occurring after June 30, 2001, requires all business combinations within the scope of the Statement to be accounted for using the purchase method of accounting and includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in the combination. SFAS No. 141 has no impact to Globe Telecom.

SFAS No. 142 is effective starting with fiscal years beginning after December 15, 2001. This Statement, which supersedes APB Opinion No. 17, Intangible Assets, no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this Statement. Prior to 2002, the goodwill arising from the Islacom acquisition was being amortized over five years. Beginning 2002, the amortization was discontinued and an impairment review of the goodwill was done in accordance with SFAS No. 142. The goodwill impairment test uses a fair value approach. This test requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if there is a potential impairment, compares the carrying amount of the reporting unit’s goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. In 2002, the goodwill was tested in accordance with the provisions of SFAS No. 142 for impairment by comparing the fair value to its carrying value. The fair value exceeded its carrying value, and therefore no impairment loss was recognized upon adoption.

Following is the unaudited proforma consolidated statements of income under U.S. GAAP as though the combination was completed on January 1, 2000 and 2001, respectively:

	2000		2001
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net operating revenues	(Peso)	22,062,908	(Peso)	35,999,251
Costs and expenses		(21,024,685)		(27,384,167)
Income from operations		1,038,223		8,615,084
Other expense — net		(10,034,629)		(3,722,158)
Income (loss) before income tax		(8,996,406)		4,892,926
Provision for income tax		(760,242)		(1,067,101)
Net income (loss)		(9,756,648)		3,825,825
Dividends to preferred shareholders		(98,898)		(98,572)
Earnings (loss) to common shareholders	((Peso)	9,855,546)	(Peso)	3,727,253
Number of common shares*
Basic		121,410		114,836
Diluted		129,271		115,165
Earnings (loss) per share*
Basic	((Peso)	81.18)	(Peso)	32.46
Diluted**	((Peso)	81.18)	(Peso)	32.36

*	After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).
**	For 2000, diluted loss per share computation is anti-dilutive.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

k.	Recent U.S. FASB Pronouncements

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations.” This standard provides accounting guidance for legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset. This standard does not apply to obligations that arise solely from a plan to dispose of a long-lived asset. Hence, the provision for restructuring cost recognized by Islacom as discussed in Note 3 to the consolidated financial statements is not covered by this new FASB. Under this standard, the fair value of a liability for the asset retirement obligation will be required to be recognized in the period in which it is incurred. When the liability is initially recognized, the asset retirement costs should also be capitalized by increasing the carrying amount of the related long-lived asset. This statement is effective for fiscal years beginning after June 15, 2002. The Globe Group will adopt this standard effective January 1, 2003. The adoption of this standard will result to an increase in property and equipment and liability accounts and consequently, an increase in future depreciation expense only if identified asset retirement obligations are highly probable.

In June 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring).” It requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement shall be effective for exit or disposal activities initiated after December 31, 2002.

In November 21, 2002, the FASB released EITF Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. This EITF requires that arrangements involving delivery or performance of multiple products, services, and/or rights to use the assets should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. This will be applicable to agreements entered in fiscal periods beginning after June 15, 2003 but early adoption is permitted. The Globe Group is currently assessing its practices to determine whether this EITF will have any impact on its operations.

In November 2002, the FASB released EITF Issue No. 02-16 “Accounting by a Reseller for Cash Consideration Received from a Vendor”. This EITF states that the consideration received from vendors is presumed to be a reduction of the prices of the vendor’s products or services and should be shown as a reduction of cost of sales in the statements of income of the customer, unless it is determined that (1) the vendor receives, or will receive, an identifiable benefit in exchange for the consideration; or (2) the consideration represents a reimbursement of a specific incremental cost incurred by the customer in selling the vendor’s product. The EITF is applicable to fiscal periods after December 15, 2002. The Globe Group’s accounting treatment for vendor rebates complies with EITF 02-16.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. The Group has not determined why the adoption of FIN 45 will have an impact on its financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period after June 15, 2003. The Globe Group does not expect the adoption of FIN 46 to have an impact on its consolidated financial position and results of operations.

27.    Convenience Translation

The consolidated financial statements are stated in Philippine pesos. The translations of Philippine pesos into U.S. dollars are included solely for the convenience of the reader, using the Philippine Dealing System weighted average rate as of December 31, 2002 at (Peso)53.254 to $1.00. The convenience translations should not be construed as representations that the Philippine peso amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.