Form 20-F
GLOBE TELECOM INC
filed 2004-03-31
CIK 1096692

As filed with the Securities and Exchange Commission on March 31, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number

Globe Telecom, Inc.

(Exact Name of Registrant as Specified in its Charter)

Globe Telecom, Inc.

(Translation of Registrant’s Name into English)

Republic of the Philippines

(Jurisdiction of Incorporation or Organization)

5/F Globe Telecom Plaza, Pioneer Corner Madison Streets, Mandaluyong City, Philippines

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

As of December 31, 2003:

Title of Each Class	Number of Shares of Stock Outstanding
Common Stock, (Peso)50.00 par value	139,903,867
Preferred Stock, (Peso)5.00 par value	158,515,021

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

All forward-looking statements are, by their nature, subject to significant risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

•	general economic and business conditions in the Philippines;

•	changes in the value of the Peso and other currency changes;

•	changes in Philippine and international interest rates;

•	changes in the cost of equipment that we import as part of our network expansion;

•	increasing competition in and conditions of the Philippine telecommunications industry;

•	our ability to grow our subscriber base for wireless services;

•	demand for telecommunications services in the Philippines;

•	our ability to enter into various financing arrangements;

•	changes in laws and regulations that apply to the Philippine telecommunications industry;

•	changes in political and economic conditions in the Philippines; and

•	changes in foreign exchange control regulations in the Philippines.

For a further discussion of such risks, uncertainties and assumptions, see Item 3. “Key Information - Risk Factors.” You should consider these factors carefully in evaluating any forward-looking statements and should not place undue reliance on any forward-looking statements. You should keep in mind that any forward-looking statement made by us in this annual report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to, and do not intend to, update or revise our forward-looking statements after the date hereof, whether as a result of new information, future events or otherwise.

i

GLOSSARY OF TERMS

AMPS	Advanced Mobile Phone Service; an analog cellular standard developed in the United States and primarily employed there and in Asia-Pacific region.

Analog	The traditional method of storing, processing and transmitting voice and data signals by continuously changing electrical waves.

ATM	Asynchronous Transfer Mode; a transfer mode in which the information (voice, data and video signals) is organized into cells for transmission.

Backbone	A central network formed by the combination of fiber-optic cable and other links which permits the transmission of traffic between and among exchanges and distribution cabinets in a telecommunications network.

Bandwidth	The range of frequencies that can be passed through a communications medium in a given amount of time.

CDMA	Code Division Multiple Access; a digital cellular scheme that uses a low-power signal that sends calls in a wide frequency channel, all at once, and decodes the data at the other end of the call.

Cell sites	The infrastructure and radio equipment associated with a cellular transmitting and receiving station, including land, building, tower, antennas and electrical equipment. Cell sites are linked back to switches using microwave networks and/or regular phone lines.

Churn rate	The percentage measure of the number of customers that have been disconnected during a particular period, either voluntarily or involuntarily, divided by the average number of customers during that period.

CMTS	Cellular Mobile Telephone System; a wireless mode of communication that uses radio signals instead of conventional wireline cables. It operates via a network of short range antennas called ‘cell sites’, which services subscribers within the operator’s areas of coverage.

Digital	A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1.

DSL	Digital Subscriber Line; a modem technology that uses existing twisted-pair telephone lines to transport high-bandwidth data such as multimedia and video to service providers.

ETACS	An enhanced form of the TACS analog standard that enables operators to expand the capacity of TACS networks by employing higher frequencies.

GPRS	General Packet Radio Services; a non-voice value added service for GSM networks that allows information to be sent and received across a wireless network.

GSM	Global System for Mobile Communications; a digital cellular standard for mobile telephone system developed in Europe and employed worldwide.

Installed lines	Lines in service and lines fully built-out to the distribution point and ready to be connected to subscribers.

International Gateway Facility	International transmission, switching and network management facilities which serve as a point of entry/exit in the country for calls to/from abroad.

ii

ISDN	Integrated Services Digital Network; a standard digital service capability that features one or more circuit - switched communication channels capable of carrying digital voice, data or image signals at higher speeds than analog networks.

PABX	Private Automated Branch Exchange; a telephone exchange operated within an organization used for switching calls between internal lines and between internal and publicly switched telephone network lines.

PMTS	Personal Mobile Telephone Service; a digital wireless telephone system that uses light, inexpensive handsets with long battery life to communicate via low power antennae.

Roaming	The cellular service that permits subscribers of one network to use their cellular telephones in another operator’s network.

SDH	Synchronous Digital Hierarchy; standard technology for synchronous data transmission on optical media, where the bits from one call are carried within one transmission frame.

SIM card	Subscriber Identity Module card; an electronic chip card that is inserted into a handset and identifies the subscriber to the network.

SMS	Short Message Service; a service which enables cellular telephone users to send and receive text messages on their handsets.

Special Drawing Rights	A monetary unit whose value reflects a basket of major currencies, with the U.S. dollar comprising a majority of the basket.

Switch	A device that selects the paths or circuits to be used for transmission of information and establishes a connection; switching is the process of interconnecting circuits to form a transmission path between users and capturing information for billing purposes.

TACS	Total Access Communications System; a variant of the U.S. AMPS cellular system that uses 25KHz channels in the 900MHz frequency band.

Teledensity	Also known as “telephone penetration rate.” The number of installed telephone lines in a country per 100 inhabitants.

Telex	A telecommunications service involving teletypewriters connected through automatic exchanges; a teletypewriter is a printing telegraph instrument that has a signal-activated mechanism for automatically printing received messages.

3G	Third generation cellular technology which provides greater bandwidth, allowing transfer rates over wireless devices from 384Kbps to 2MBps compared to a maximum of 9.6Kbps for GSM technology.

VSAT	Very Small Aperture Terminal; an earth station with a small antenna, usually 1.8 meters or less. Typically used to connect a central hub with a large number of geographically removed sites via receive/transmit terminals.

WAP	Wireless Application Protocol; a global, license-free and platform-independent protocol designed for internet content and advanced telephony services on digital wireless phones and other wireless terminals.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table sets forth selected information about our financial and operating performance and other data. You should read the selected financial data below together with our audited consolidated financial statements for the three years ended December 31, 2001, 2002 and 2003, including the notes to the financial statements, included in Part III of this annual report and Item 5. “Operating and Financial Review and Prospects.” We derived the selected financial data for each of the three years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements, including the notes to the financial statements, which are included in this annual report beginning on page F-1, and from our accounting records. We derived the selected financial data for each of the two years ended December 31, 1999 and 2000 from our audited consolidated financial statements, which are not included in this annual report, and from our accounting records.

Our financial statements are prepared in accordance with generally accepted accounting principles in the Philippines, or Philippine GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 25 of the notes to our audited consolidated financial statements contains additional disclosures required under U.S. GAAP and provides a description of the significant differences between Philippine GAAP and U.S. GAAP as they relate to us and reconciliations of net income, stockholders’ equity and certain balance sheet items to U.S. GAAP for the periods and at the dates presented.

We acquired Isla Communication Company, Inc., or Islacom, on June 27, 2001. As a result, the financial results of Islacom have been consolidated since June 27, 2001. Prior to 2001, we did not have any consolidated subsidiaries. On August 7, 2003, the National Telecommunications Commission (‘NTC’) approved the joint application of Globe Telecom, Inc. (‘Globe,’ ‘Globe Telecom’ or ‘Parent’) and Islacom, for authority to sell and transfer Globe’s wireline voice and wireline data services to Islacom. On August 21, 2003, the Philippine Securities and Exchange Commission (‘Philippine SEC’) approved the change in name of Islacom to Innove Communications, Inc. (‘Innove’). The change in name is part of Globe’s strategy to integrate all of its wireline services under Innove. In the same month, the NTC approved the legal transfer of Globe’s wireline business authorizations, properties, assets and obligations to Innove. The NTC also approved the common usage, operations and maintenance of the network elements of both Globe and Innove to ensure the smooth transfer of its services and prevent disruptions in interconnection with other carriers during the transition. Pursuant to the approval granted by the NTC, the wireline business of Globe was integrated into Innove on September 30, 2003. Effective October 1, 2003, all wireline voice and data services were consolidated under Innove. Innove remains a wholly-owned subsidiary of Globe.

	Year Ended December 31,
	1999 As Restated (2)	2000 As Restated (2)	2001 As Restated (2)	2002 As Restated (2)	2003	2003(1)
	(in millions of Pesos, U.S. dollars and number of shares, except per share figures)
Income Statement Data
Philippine GAAP:
Net operating revenues (3)
Service revenues (4)
Wireless	5,724.3	12,558.8	24,230.4	35,185.6	42,593.3	766.3
Wireline voice	1,910.2	2,509.1	3,010.8	3,491.5	3,501.7	63.0
Wireline data	558.5	793.5	994.0	1,084.2	1,439.5	25.9
Net service revenues	8,193.0	15,861.4	28,235.2	39,761.3	47,534.5	855.2
Non-service revenues (4)	1,243.8	4,215.9	7,168.2	6,039.1	1,943.4	34.9
Wireless	1,243.8	4,214.7	7,156.9	5,975.7	1,871.4	33.7
Wireline	—	1.2	11.3	63.4	63.0	1.1
Total net operating revenues	9,436.8	20,077.3	35,403.4	45,800.4	49,477.9	890.1
Costs and expenses
Operating	5,304.5	10,943.0	18,147.5	18,047.7	20,131.1	362.2
Depreciation and amortization (2)	1,845.4	3,238.4	6,094.2	10,887.5	12,160.5	218.8
Provisions for doubtful accounts	436.2	1,085.1	1,294.9	452.2	940.8	16.9
Losses on property and equipment and provisions for other probable losses	—	3.2	168.4	616.3	537.9	9.7
Provisions (reversal of allowance) for inventory losses, obsolescence and market decline	40.9	91.7	(18.0)	(19.7)	15.2	0.3
Total costs and expenses	7,627.0	15,361.4	25,687.0	29,984.0	33,785.5	607.8
Income from operations	1,809.8	4,715.9	9,716.4	15,816.4	15,692.4	282.3
Other income (expenses) - net
Interest expense	(831.9)	(1,926.1)	(2,819.4)	(3,799.9)	(4,023.9)	(72.4)
Swap costs and other financing charges	(48.2)	(482.0)	(648.5)	(1,299.8)	(1,818.2)	(32.7)
Interest income	104.9	138.3	405.9	458.9	756.8	13.6
Reversal of provisions (provisions for:)
Restructuring cost and network integration	—	—	—	(201.7)	113.3	2.0
Impairment of investments in shares of stock	—	—	—	—	(906.7)	(16.3)
Losses on shutdown of CMTS network arising from wireless integration	—	—	—	(2,196.6)	—	—
Others - net	51.6	236.0	247.6	422.9	1,044.0	18.8
Total other expenses - net	(723.6)	(2,033.8)	(2,814.4)	(6,616.2)	(4,834.7)	87.0)
Income before income tax	1,086.2	2,682.1	6,902.0	9,200.2	10,857.7	195.3
Provision for income tax	(73.0)	(1,059.6)	(2,523.0)	(2,281.9)	(512.5)	(9.2)
Net income	1,013.2	1,622.5	4,379.0	6,918.3	10,345.2	186.1
Dividends on preferred shares	—	—	(47.1)	(64.0)	(68.0)	(1.2)
Net income available to common shares	1,013.2	1,622.5	4,331.9	6,854.3	10,277.2	184.9
Number of common shares used to calculate earnings per common share:
As previously reported:
Basic	75.9	85.4	114.8	151.9	149.4	149.4
Diluted	85.4	93.2	115.2	151.9	150.7	150.7

	Year Ended December 31,
	1999 As Restated (2)	2000 As Restated (2)	2001 As Restated (2)	2002 As Restated (2)	2003	2003 (1)
	(in millions of Pesos, U.S.dollars and number of shares, except per share figures)
Earnings per share:
As previously reported:
Basic	12.371	18.142	37.082	44.637	68.788	1.238
Diluted	11.006	16.613	36.976	44.637	68.645	1.235
As restated:(2)
Basic	13.349	18.999	37.723	45.122	68.788	1.238
Diluted	1.864	17.409	37.615	45.122	68.645	1.235
Dividends on preferred shares	—	—	47.071	64.000	67.957	1.223
Number of preferred shares used to calculate dividends per preferred share	—	—	158.5	158.5	158.5	158.5
Dividends per preferred share	—	—	0.297	0.404	0.429	0.008
U.S.GAAP:
Income from operations	1,803.3	4,904.4	9,921.7	14,127.6	15,459.3	278.1
Net income (loss)	860.8	(594.7)	3,807.6	6,718.4	8,555.2	153.9
Net income (loss) as reported under U.S.GAAP excluding goodwill amortization	860.8	(594.7)	4,084.0	6,718.4	8,555.2	153.9
Dividends on preferred shares	—	—	(47.1)	(64.0)	(68.0)	(1.2)
Net income (loss) available to common shares	860.8	(594.7)	4,036.9	6,654.4	8,487.2	152.7
Number of common shares used to calculate earnings (loss) per common share:
As previously reported:
Basic	75.9	85.4	114.8	151.9	149.4	149.4
Diluted	85.4	93.2	115.2	151.9	150.7	150.7
Earnings (loss) per share:
As restated:
Basic	11.340	(6.966)	32.747	43.806	56.808	1.022
Basic excluding goodwill amortization	11.340	(6.966)	35.154	43.806	56.808	1.022
Diluted	10.080	(6.382)	32.653	43.806	56.766	1.021
Diluted excluding goodwill amortization	10.080	(6.382)	35.053	43.806	56.766	1.021
Dividends on preferred shares	—	—	47.1	64.0	68.0	1.223
Number of preferred shares used to calculate dividends per preferred share	—	—	158.5	158.5	158.5	158.5
Dividends per preferred share	—	—	0.297	0.404	0.429	0.008

[1]	Our financial statements are maintained in Pesos. For convenience, the Peso financial information as of and for the year ended December 31, 2003 has been converted into U.S Dollars at the exchange rate of (Peso)55.586 = $1, the exchange rate quoted by the Philippine Dealing System on December 31, 2003.

[2]	Prior years’ figures were restated as a result of the adoption of SFAS/IAS 38 (See related discussion in Note 8 of the Consolidated Financial Statements).

[3]	Prior years’ figures were restated to conform to the new composition of consolidated Globe reportable segment. (See Related Discussion in Note 2 of the Consolidated Financial Statements).

[4]	Effective June 2003, service revenues were restated net of prepaid call card discounts. Prepaid call card discounts were previously deducted from non-service revenues. Prior years’ service and non-service revenues were restated for comparative purposes only.

Other Financial Data and Ratios:

	Year Ended December 31,
	1999	2000	2001	2002
	As Restated (2)	As Restated (2)	As Restated (2)	As Restated (2)	2003	2003(1)
	(in millions of Pesos, U.S. dollars and number of shares, except per share figures)
Income Statement Data
Philippine GAAP:
EBITDA (3)	3,763.5	7,846.6	15,815.6	23,887.6	27,042.1	486.5
EBITDA Margin (4)	45.9%	49.5%	56.0%	60.1%	56.9%	56.9%
Reconciliation of EBITDA to Net Income:
EBITDA	3,763.5	7,846.6	15,815.6	23,887.6	27,042.1	486.5
Less: Depreciation and amortization expenses (2)	1,845.4	3,238.4	6,094.2	10,887.5	12,160.5	218.8
Interest expense	831.9	1,926.1	2,819.4	3,799.9	4,023.9	72.4
Provision for income tax	73.0	1,059.6	2,523.0	2,281.9	512.5	9.2

Net Income	1,013.2	1,622.5	4,379.0	6,918.3	10,345.2	186.1

Cash Flow Statement Data
Net cash flows from operating activities	3,881.8	4,734.6	10,156.0	23,015.9	23,294.0	419.1
Net cash flows used in investing activities	(7,206.8)	15,385.6)	(23,509.8)	(22,670.4)	(14,782.8)	(265.9)
Net cash flows provided by (used in) financing activities	6,997.2	9,831.9	18,107.1	10,865.4	(14,433.4)	(259.7)
Ratio of earnings to fixed charges	1.7	1.9	2.0	2.8	3.0	3.0
U.S GAAP:
Ratio of earnings to fixed charges	1.5	0.6	1.8	2.7	2.9	2.9
Balance Sheet Data
Philippine GAAP:
Cash and cash equivalents	3,818.1	2,998.9	7,752.3	18,963.2	13,041.0	234.6
Property and equipment - net	25,714.7	45,179.3	89,101.3	96,269.8	101,177.5	1,820.2
Total assets	35,772.8	62,594.1	117,519.2	139,192.7	141,886.5	2,552.6
Total debt	14,453.7	28,210.5	47,113.8	58,580.9	56,131.7	1,009.8
Paid up capital	14,407.7	18,912.2	39,288.0	39,377.8	39,418.0	709.1
Stockholders’ equity	13,077.2	19,204.1	43,911.9	50,855.9	50,854.0	914.9
U.S. GAAP
Property and equipment - net	24,330.8	40,551.4	84,035.5	91,293.6	95,945.6	1,726.1
Total assets	34,213.7	58,927.3	116,043.4	137,494.1	138,785.3	2,496.8
Stockholders’ equity	11,355.6	15,349.9	42,253.0	48,921.9	47,158.9	848.4

[1]	Our financial statements are maintained in Pesos. For convenience, the Peso financial information as of and for the year ended December 31, 2003 has been converted into U.S Dollars at the exchange rate of (Peso)55.586 = $1, the exchange rate quoted by the Philippine Dealing System on December 31, 2003.

[2]	Prior years’ figures were restated as a result of the adoption of SFAS 38/IAS 38 (See Note 8 of the Consolidated Financial Statements).

[3]	The term “EBITDA” is defined as earnings before interest, tax, depreciation and amortization expense and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. You should not consider EBITDA in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. Globe provides EBITDA as additional information regarding its consolidated operating performance. EBITDA is neither a standard measure under U.S. GAAP nor Philippine GAAP. However, it is a common measure used to review the capability of companies to incur debt obligations. The components of EBITDA may vary between companies depending on the definition of EBITDA adopted by a company. By addressing differences in capital expenditures and associated depreciation expenses, as well as reported tax positions, goodwill, amortization and net interest expense. EBITDA provides further information about our consolidated operating performance and an additional measure for comparing our consolidated operating performance with other companies’ results.

[4]	EBITDA margin is defined as EBITDA divided by total net service revenues. Total net service revenues is equal to total net operating revenues less non-service revenues. Non-service revenues consist principally of sales of handsets and simpacks.

Selected Operating and Other Data

The following table sets forth our operating data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, and Philippine communications industry data as of December 31, 1999, 2000, 2001, 2002 and 2003. Our operating data for the number of wireless subscribers, all wireline data and all billed minutes data for the years ended December 31, 2001, 2002 and 2003 include Innove. Prior to 2001, all operating data is for Globe only. All Innove data is for the full year from January 1 to December 31.

	As of and for the Year Ended December 31,
	1999		2000		2001		2002		2003
Operating Data
Wireless:
Number of wireless subscribers (at year end)		916,319		2,563,461		4,588,130		6,572,185		8,859,883
Postpaid		216,920		351,909		466,659		518,900		685,026
Prepaid		699,399		2,211,552		4,121,471		6,053,285		8,174,857
Average monthly net service revenue per Globe Handyphone postpaid subscriber(1)	(Peso)	1,773	(Peso)	1,693	(Peso)	1,616	(Peso)	1,648	(Peso)	1,637
Average monthly net service revenue per Globe Prepaid Plus subscriber(2)	(Peso)	359	(Peso)	411	(Peso)	444	(Peso)	432	(Peso)	389
Average monthly net service revenue per Innove Touch Mobile subscriber(2)		—		—		—	(Peso)	274	(Peso)	218
Average Globe Handyphone monthly churn rate(3)		1.4%		1.3%		1.9%		2.4%		2.7%
Average Globe Prepaid Plus monthly churn rate(3)		1.4%		1.1%		2.1%		2.3%		3.3%
Average Innove Touch Mobile monthly churn rate(3)		—		—		—		2.7%		6.7%
Number of cell sites (at year end)		653		1,168		1,782		2,190		2,580
Wireline:
Wireline voice service revenues (in millions of Pesos)		1,910.2		2,509.1		3,010.8		3,491.5		3,501.7
Wireline data service revenues (in millions of Pesos)		558.5		793.5		994.0		1,084.2		1,439.5
Installed lines (at year end)(4)		777,157		777,157		1,483,054		1,483,054		1,508,517
Wireline voice subscribers (at year end)(5)		140,130		157,582		227,999		223,249		261,254
Average monthly churn rate(7)		2.7%		1.6%		3.7%		2.6%		1.6%
Total Billed Minutes (in millions):
Domestic long distance		323		524		525		534		473
International long distance		325		485		926		1,486		1,718

	As of December 31,
	1999		2000		2001		2002		2003
Philippine Communications Industry Data
Wireless:
Population (in millions)(8)		76.8		78.4		80.2		80.4		82.3
Number of wireless subscribers (in millions)(9)		2.7		6.5		11.1		15.2		22.5
Penetration(10)		3.5%		8.1%		13.8%		18.9%		27.1%
Wireline:
Number of installed lines (in millions)(9)		6.9		6.9		6.9		6.9		6.9
Lines in service (in millions)(11)		2.9		3.0		3.2		3.3		3.4
Teledensity(12)		3.8%		3.8%		4.0%		4.1%		4.1%

(1)	Net average monthly revenue per unit (‘ARPU’) for wireless postpaid subscribers is computed by dividing recurring wireless postpaid net operating service revenues for the period (net of discounts, bonus credits and marketing promotions credited to subscriber billings and interconnection charges to external carriers) by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period.

(2)	Effective June 2003, service revenues are stated net of prepaid call card discounts to dealers for volume purchases. These were previously deducted from non-service revenues. ARPU for wireless prepaid subscribers is computed by dividing recurring wireless prepaid net operating service revenues for the period (net of discounts and interconnection charges) by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period.

(3)	The average monthly churn rate is defined as total disconnections net of reconnections of postpaid or prepaid subscribers during the period divided by the average number of postpaid or prepaid subscribers, divided by the number of months in the period.

(4)	Number of installed lines refers to installed capacity plus installed lines. The NTC uses the number of installed lines to measure compliance with the installation requirements contained in wireline providers’ licenses.

(5)	Wireline voice subscribers refers to the number of working lines of existing subscribers.

(6)	The wireline net ARPU is computed by dividing recurring wireline voice and data net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of wireline subscribers and then dividing the quotient by the number of months in the period.

(7)	The average monthly churn rate is defined as total disconnections net of reconnections of wireline subscribers during the period divided by the average number of wireline subscribers, divided by the number of months in the period.

(8)	Source: National Statistical Coordination Board.

(9)	Source: NTC for 1997-2000 data. Data for 2001 to 2003 is based on our estimates and based on a review of third party sources and publicly available information.

(10)	Penetration is calculated as the total number of wireless subscribers in the Philippines divided by the total population. The total number of wireless subscribers in the country is based on data published by the NTC. Data for 2001 to 2003 are based on our estimates and a review of third party sources and publicly available information.

(11)	Source: International Telecommunications Union, (Yearbook of Statistics: Chronological Time Series (2001). Data for 2002 and 2003 is based on our estimates and a review of third party sources and publicly available information.

(12)	Teledensity is determined by dividing fixed lines in service by total population.

Currency Presentation and Exchange Rates

We use two different currencies in this annual report:

•	United States Dollars, which are referred to as “U.S. dollars” and “$” and

•	Philippine Pesos, which are referred to as “Pesos” and “(Peso).”

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

The exchange rate between the Peso and the U.S. dollar, as quoted by the Philippine Dealing System, on December 31, 2003 was (Peso)55.586 = $1.00. Unless we specify otherwise, we state all Peso-U.S. dollar conversions at the exchange rate on December 31, 2003. You should not assume that such Peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

The following table sets forth the exchange rate between the Peso and the U.S. dollar, expressed in Pesos per U.S. dollar, as quoted by (i) Bangko Sentral Reference Exchange Rate Bulletin published by the Treasury Department of Bangko Sentral ng Pilipinas, the central bank of the Philippines for the periods 1999, 2000 and 2001, and (ii) the Philippine Dealing System for the periods 2002 to 2004:

Period	At Period End	Average(1)	High(2)	Low(3)
	(in Pesos per $1.00)
1999*	40.313	38.643	41.112	37.566
2000*	49.986	44.779	51.680	40.556
2001*	51.404	51.058	53.526	49.221
2002**	53.254	51.688	53.575	50.034
2003**
September	54.877	55.020	55.253	54.764
October	55.336	54.972	55.490	54.581
November	55.719	55.392	55.767	55.162
December	55.586	55.438	55.586	55.288
2004 (Based on daily exchange rates)*
January	55.964	55.545	56.085	55.142
February	56.332	56.089	56.332	55.872
March (as of March 9, 2004)	56.145	56.246	56.321	56.145

(1)	Average of month-end exchange rates.

(2)	Highest month-end exchange rate for the year.

(3)	Lowest month-end exchange rate for the year.

*	BSP rates.

**	Philippine Dealing System

As at March 9, 2004, the closing exchange rate between the Peso and the U.S. dollar, as quoted by the Philippine Dealing System, was (Peso)56.145 = $1. Any discrepancies in the tables included in this annual report between the amounts listed and the totals of such amounts are due to rounding.

Risk Factors

Our wireless business may not continue to grow at the same rate as in the past.

We derive most of our revenues from wireless communications services. As a result, we depend on the continued development and growth of the wireless communications industry in the Philippines. Although we have experienced rapid subscriber growth in a relatively short period of time, continued growth of the wireless communications market depends on many factors beyond our control, including the continued introduction of new and enhanced wireless devices, consumer preferences and continued economic development and growth in the Philippines. Any economic, technological or other developments resulting in a slowdown in growth or a reduction in demand for wireless services may harm our business, revenues and net income. The affordable Philippine wireless communications market is relatively small in comparison with other developed countries and regions. As of December 31, 2003, approximately 27% of the Philippine population had mobile telephones. Our wireless subscriber levels may not continue to grow at the same rate as in the past. In addition, as the number of wireless subscribers increases, the average monthly revenues per subscriber may decline because of, among other reasons, reductions in rates and wider penetration into lower usage subscriber segments.

We have a substantial amount of existing debt and expect our debt levels to increase in the future, which could restrict our financing and operating flexibility and have other adverse consequences.

At December 31, 2003, we had total debt of (Peso)56.1 billion ($1.0 billion) and a ratio of debt to equity of 1.10x. Our current level of indebtedness and the requirements and limitations imposed by our debt covenants could have important adverse consequences, including:

•	reducing our ability to satisfy our obligations with respect to our 9.75% senior notes due 2012, referred to in this annual report as our 2012 senior notes and our 13% senior notes due 2009, referred to in this annual report as our 2009 senior notes, and our other debt obligations. In February 2004, we issued (Peso)3.0 billion worth of Philippine SEC registered bonds.

•	requiring us to divert a substantial portion of our cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limiting our ability to refinance our debt obligations or incur new debt needed to finance our working capital, capital expenditures or other requirements;

•	limiting our flexibility in reacting to and planning for changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage compared to our competitors;

•	limiting our ability to make investments; and

•	limiting our ability to merge, consolidate or dispose of assets.

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

We may need to incur additional financing to fund our planned capital expenditures. We cannot assure you that we will have access to sufficient additional financing on terms acceptable to us, if at all. From time to time, the availability of capital to companies in emerging markets has been curtailed. We anticipate that we will incur approximately $350 million in capital expenditures through 2004. In addition, we may need to increase our capital expenditures as a result of future changes in technology in the telecommunications industry. The actual amounts of our capital expenditures during these periods may change depending on actual rates of our subscriber growth. Consequently, we may need to arrange additional financing beyond that required by our current capital expenditure forecasts. Failure to obtain or delays in obtaining sufficient financing could require us to modify, delay or abandon our network expansion, which in turn could materially affect our business, financial condition and results of operations.

The Philippine telecommunications industry is highly competitive. Competition may lead to a reduction in our revenues and an increase in our capital expenditure requirements.

The wireless communications industry in the Philippines is highly competitive, as our competitors have sought to increase their market share by attracting new subscribers. Currently, our principal wireless competitor is Smart Communications, Inc., or Smart, a wholly-owned subsidiary of Philippine Long Distance Telephone Company, or PLDT. The NTC has also awarded licenses to Bayan Telecommunications Philippines, Inc., or BayanTel, and Digital Communications Philippines Inc., or Digitel, to operate wireless communications services, which may create additional competition in the industry. Express Telecommunications Co., or Extelcom, was granted a license to provide wireless services in 1991 and has been granted additional spectrum. Additionally, Infocom Communications Network, Inc., or NEXTEL, although licensed for wireless trunked radio services, has also offered call service connectivity to wireless and wireline users. Digitel’s Sun Cellular started commercial operations in February 2003 and has disclosed plans to acquire more subscribers and expand its coverage in 2004. Congress has recently awarded a cellular service franchise to Connectivity Unlimited Resources Enterprises, Inc. (‘CURE’). CURE has applied to the NTC for a provisional authority (‘PA’) to offer 3G mobile communications services. In the future, the Philippine government may allocate further frequencies and award additional wireless telecommunications licenses, which would further increase competition.

Wireless rates in the Philippines have also declined in recent years due to competition and other factors.

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

We cannot assure you that improvements in communications technology and the introduction of new technologies, including internet telephony, PMTS and 3G networks, cable and other video technologies as well as other electronic data transmission systems will not result in competition from providers of new services. In order to maintain and build our market share in the wireless business, we may need to make substantial capital expenditures to upgrade our facilities to accommodate such technological changes. Our future success will depend on our ability to anticipate or adapt to such changes and to offer services that meet customer demands.

We cannot assure you that we will be able to obtain new technologies on a timely basis or on satisfactory terms or implement them in an appropriate manner. The development and introduction of new technologies by us or our competitors may cause significant portions of our existing assets to become obsolete and suffer an impairment in value earlier than their anticipated useful lives and require us to accelerate their depreciation. In 2003 and 2002, as a result of periodic review of the estimated useful lives and depreciation methods applied to certain items of property and equipment, management came to the conclusion that there has been a significant change in the expected pattern of economic benefits from certain telecommunications equipment. We have prospectively revised the remaining useful lives of certain telecommunications equipment from an average of 3-20 years to 3-10 years in 2002 and certain equipment from 10 years to 3-5 years starting 2003.

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

We are controlled by two major shareholders. These shareholders have had and are expected to continue to have a significant influence on our success, but are not required to provide equity or financial support in the future. They may also engage in businesses similar to ours.

Our major shareholders are Ayala Corporation, or Ayala, Singapore Telecom International Pte. Ltd. or STI, a wholly-owned subsidiary of Singapore Telecommunications Limited, or SingTel and Asiacom Philippines, Inc., or Asiacom. Ayala and STI own 60% and 40% of the outstanding shares of Asiacom, respectively. DeTeAsia Holding GMBH (‘DeTeAsia’), a wholly-owned subsidiary of Deutsche Telekom AG (‘DT’), was previously a major shareholder until it sold its 37.67 million common shares (24.8% of the common outstanding stock) in Globe Telecom to Ayala, STI and Globe in the third quarter of 2003. Holdings, based on record, as of December 31, 2003, are as follows: Ayala had 53.5 million common shares or 38.2% while STI had 56.0 million common shares or 40.0%. Based on beneficial holdings, Ayala had 55.9 million common shares or 40.0% of Globe’s total issued and outstanding common shares as of December 31, 2003.

As of December 31, 2003, Ayala, STI and Asiacom owned approximately 17.9%, 18.8% and 53.1% respectively, of our outstanding capital stock. Ayala and STI play an important role in our company. In particular:

•	they control our board of directors;

•	they influence our business strategy; and

•	they have provided and continue to provide, financial support, including funding our development with equity contributions, as well as technical support and assistance.

Ayala and SingTel are not obligated to provide us any additional equity support in the future. Moreover, they may engage in businesses that are similar to our own. See Item 7. “Major Shareholders and Related Party Transactions — Relationship with Ayala and SingTel.”

Limits on foreign ownership of our capital stock may restrict our access to sources of equity capital.

Limitations on foreign ownership of our capital stock may restrict our access to sources of equity capital. The Constitution of the Philippines requires that Philippine persons (or corporations or associations which are at least 60% owned by Philippine persons) own at least 60% of the issued and outstanding capital stock of any operator of a public utility, including a telecommunications service provider such as us. Compliance with the Philippine ownership requirement is determined by the number of shares outstanding, without regard to share classes. As of December 31, 2003, approximately 18.8% of our total issued and outstanding capital stock was owned by a non-Philippine shareholder, STI.

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

The NTC issued a circular in 2000 which among other things would require operators to extend the validity of the standard prepaid cards for wireless services from two months to two years and change the wireless billing policy from a per-minute to a per pulse basis. Both proposed measures are being challenged by several Philippine mobile communications service providers, including us, in legal proceedings instituted in the Philippines. In the event we do not succeed in challenging the validity of the circular, the implementation of the new billing requirements, in their current form, could significantly increase our operating expenses and capital expenditures, lower our revenue per subscriber and have a significant adverse effect on our profitability. Moreover, the wireless industry has taken the position before the courts that these measures, if enforced in their current form, could impair the viability of the entire Philippine telecommunications industry. We cannot assure you that we will be able to take steps to offset the financial impact of these regulations, if and when they are implemented. For a more detailed discussion of this issue, see Item 4. “Information on the Company — Regulation” and Item 8. “Financial Information — Legal Proceedings.”

Political instability may affect our financial results.

Our growth and profitability will be influenced by the overall political situation of the Philippines. Any political instability in the future may have a negative impact on our financial results by slowing down reforms in the country and undermining the confidence of international investors. Political instability may also affect the regulatory environment of the communications industry.

The Philippines has from time to time experienced political instability. In January of 2001, following an impeachment trial of former President Joseph Estrada, mass demonstrations, and the military’s declaration of its withdrawal of support for President Estrada, the Supreme Court declared the office of the President vacant, and on January 20, 2001, then Vice President Gloria Macapagal-Arroyo was sworn into office as the fourteenth President of the Philippines. Despite several challenges to the legitimacy of President Arroyo’s administration, the Supreme Court on March 2, 2001 rendered a unanimous decision that Mr. Estrada had effectively resigned from his office thereby resolving the constitutional issues regarding President Arroyo’s assumption of office and denying former President Estrada’s claim of immunity from suit. In May 2001, violent clashes between government forces against Estrada and Estrada loyalists occurred when former President Estrada was imprisoned to face charges of plunder. The plunder trial is ongoing.

On July 27, 2003, a group of more than 200 disgruntled soldiers took over and occupied the Oakwood Premier Ayala Center in Makati, which they seized and surrounded with explosive devices. The group accused the Arroyo administration of selling ammunition to the country’s different rebel groups, masterminding the Davao airport and wharf bombings, and planning to declare martial law in August 2003. The group returned to barracks after negotiations with senior City and government officials. A number of them and certain civilians alleged to have supported them will be facing civil, criminal and court martial proceedings in the appropriate courts.

On August 13, 2003, the Court of Appeals suspended Bangko Sentral ng Pilipinas (BSP) Governor Rafael Buenaventura, Deputy Governor Alberto Reyes, Managing Director Dolores Yuvienco, and Director Candon Guerero for a year without pay for gross neglect of duty. The suspension arose from the decision of the BSP to close the Urban Bank a day after it declared a bank holiday. The BSP officials have appealed the decision and there is no certainty as to when this matter will be resolved.

In the last week of October 2003, the Philippines’ House of Representatives sought to initiate a complaint to impeach the Chief Justice of the Philippines for alleged misuse of the Judiciary Development Funds. In November 2003, the 14 justices of the Supreme Court, excluding the Chief Justice, ruled that the Supreme Court had jurisdiction over the impeachment case, not the House of Representatives, and that the impeachment of the Chief Justice by the House of Representatives was unconstitutional. The House of Representatives had also earlier conducted proceedings to impeach the entire Supreme Court because of its 2001 decision affirming the legitimacy of the Arroyo administration; that petition did not prosper.

Under the Constitution, national and local elections are scheduled to be held in May 2004.

No assurance can be given that the political environment in the Philippines will be stable and that current or future governments will adopt economic policies conducive to sustained economic growth, and we cannot make warranties that Globe will not be affected, materially or otherwise, by any change in the Philippine political environment.

Future economic downturns could affect future growth of our business.

The Philippines has experienced economic downturns in the recent past. During the Asian economic crisis in the late 1990s, the Philippines experienced negative GDP growth, a sharp depreciation in the value of the Peso relative to the U.S. dollar and other foreign currencies, increased inflation and unemployment, increased borrowing costs, a decline in share prices on the Philippine Stock Exchange, or the PSE, and rising government budget deficits. In 2003, SARS or Severe Acute Respiratory Syndrome and its resulting economic and human costs have contributed to the downturn of industries in many Asian countries, including the Philippines. In early 2004, the spread of avian flu in some Asian countries has resulted in several deaths and losses for mainly poultry-related industries. If left uncontained, avian flu may become more widespread across other countries.

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

Most of our revenues are denominated in Pesos while most of our capital expenditure obligations are denominated in U.S. dollars. In addition, approximately 85% of our total loans at December 31, 2003 were denominated in U.S. dollars, some of which are not hedged. As of December 31, 2003, 40% of our U.S. dollar consolidated loans have been effectively converted to Philippine Pesos via $342.7 million in long-term cross currency swaps. The resulting mix is 51% in U.S. dollars and 49% in Philippine Pesos. We have foreign exchange exposure primarily associated with fluctuations in the value of the Peso against the U.S. dollar.

The Peso experienced significant depreciation against the U.S. dollar since the announcement in 1997 by Bangko Sentral ng Pilipinas that it would not intervene to maintain the value of the Peso at any particular level. A decline in the Peso against the U.S. dollar increases the amount of our debt obligations, capital expenditures and operating and interest expenses in Peso terms. The Peso depreciated by 4% against the U.S. dollar in 2003. As a result of the translation of these foreign currency-denominated assets and liabilities, we reported net foreign currency revaluation losses of (Peso) 1,234.3 million ($22.2 million) for the year ended 31 December 2003.

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

Our Licenses

The NTC grants licenses for varied terms. It may grant a long-term license, called a certificate of public convenience and necessity, or CPCN. Before a CPCN is issued, the NTC may permit an operator to provide services pursuant to a short-term permit, called a provisional authority, or PA. PAs are typically granted for periods of one to three years. Globe has a CPCN for its international long distance service. On July 23, 2002, the NTC issued CPCNs to Globe and Innove (then known as Islacom) for their wireless and wireline services. The CPCNs allow Globe and Innove to operate their respective services for a term that will be predicated upon and coterminus with their congressional franchise under Republic Act (‘RA’)7229 and replace the PAs previously granted to Globe and Innove for their wireless and wireline services. Globe was granted a CPCN in 2002 for its inter-exchange services. Innove’s request or motion of grant of a CPCN or an extension of its PA for its inter-exchange service is currently pending with the NTC.

We cannot assure you that the NTC will not revoke our licenses or will issue extensions promptly when required. In addition, the NTC could adopt changes to the regulations governing our interconnection with other telecommunications companies or the rates and the terms upon which we provide services to our customers that could have a material and adverse effect on our results of operations. For a discussion of licenses and other regulations that apply to us, see Item 4. “Information on the Company — Regulation.”

Our Service Rates

From time to time we apply to, and in general must obtain approval from, the NTC to increase rates or decrease our rates outside authorized ranges. If we fail to obtain authority from the NTC to increase or decrease our rates beyond the authorized ranges in response to market pressures we could suffer decreased revenues and may experience difficulties in meeting our debt service and other financial obligations. Our ability to implement increases or decreases in rates is also subject to competitive, political and social pressures.

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

Order of the International Bureau of the U.S. Federal Communications Commission

On February 7, 2003, AT&T Corp. (“AT&T”) and MCI WorldCom Inc. (‘MCI’) filed a petition before the United States Federal Communications Commission (FCC) seeking a stop-payment order on settlements to the Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and MCI into agreeing to an increase in termination rates to the Philippines. Whipsawing occurs when a foreign monopoly supplier uses its market power to negotiate a more favorable agreement from one U.S. carrier and extract the same terms from other U.S. carriers. On March 10, 2003 the Chief International Bureau of the FCC issued an order suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the FCC issues a Public Notice stating otherwise. This Order had the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In responses the NTC issued an Order on March 12, 2003 ordering Philippine carriers not to accept traffic from U.S. carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered. On April 10, 2003, Globe filed a Petition for Review with the FCC seeking to lift the Order of the International Bureau. Globe in a public statement, reassured its customers of voice services that calls to and from the United States will be completed and will not be hampered by the ongoing dispute or the stop payment order issued by the FCC. Traffic to and from the U.S. passes through a number of routes aside from direct circuits with U.S. carriers. AT&T itself has admitted in its filings before the FCC that it found alternate routes for its Philippines-terminating traffic. Traffic passing through leased lines, such as those of call centers, were unaffected by the ongoing dispute which relates to termination rates for public switched voice services.

On October 17, 2003, the NTC issued a Memorandum Order ordering all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers on mutually acceptable final or interim termination rates and on terms and conditions agreed upon by the parties. In November 2003, Globe announced the conclusion of interim commercial arrangements with MCI and Sprint. On January 9, 2004, Globe reached an interim termination rate agreement with AT&T for US-Philippine traffic. As of December 31, 2003, Globe had net traffic settlement receivables of US$7 million from U.S. carriers. On January 26, 2004 the FCC lifted its stop-payment order against Globe following confirmation by US carriers that service with Globe had been normalized. U.S. carriers are now required to resume payments for termination services to Philippine carriers.

On January 10 and 11, 2004, the United States Department of Justice (“U.S. DOJ”) served subpoenas on Gil B. Genio, Innove CEO and two other managers, requiring them to appear before a grand jury investigation in Hawaii. The purpose of the grand jury investigation is to determine if there were any violations of U.S. laws arising out of the conduct of Philippine carriers in relation to their termination rate dispute with U.S. carriers. The outcome of the investigation cannot be determined at this time.

We cannot assure you that we will resolve this matter amicably with all parties or when the U.S. DOJ’s grand jury investigation will be concluded or what its findings will be. See Item 8. “Financial Information — Legal Proceedings.”

Philippine and U.S. corporate disclosure and accounting standards differ.

Philippine public companies generally do not disclose as much information as public companies do in the United States and certain other countries. In addition, our financial statements are prepared in accordance with Philippine GAAP, which differs in certain material respects from U.S. GAAP. See Note 25 of the notes to our audited consolidated financial statements included in this annual report for a description of the significant differences between Philippine GAAP and U.S. GAAP as they relate to us, and a reconciliation of our net income, earnings per share, stockholders’ equity and certain balance sheet items to U.S. GAAP for the periods and at the dates presented.

ITEM 4.	INFORMATION ON THE COMPANY

Organization and History

Globe is a stock corporation organized under the laws of the Philippines. In 1928, the Philippine Congress passed Act No. 3495 granting the Robert Dollar Company, a corporation organized and existing under the laws of the State of California, a franchise to operate wireless long distance message services in the Philippines.

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

On August 20, 1998, the Philippine SEC, approved the change of name to Globe Telecom, Inc. Globe’s principal executive offices are located at Globe Telecom Plaza I, Pioneer Corner Madison Streets, Mandaluyong City, Metro Manila, Philippines. Our telephone number at this address is 63-2-730-2000.

Business Development

On June 27, 2001, Innove (then known as Islacom) became a wholly-owned consolidated subsidiary of Globe. The combination involved the issuance of Globe’s common and preferred shares “A” to Innove’s shareholders in exchange for 100% of the issued and outstanding stock of Innove. See Item 7. “Major Shareholders and Related Party Transactions — Combination with Innove.” The transaction was accounted for under the purchase method of accounting.

On September 26, 2002, Globe announced the operational integration of Globe’s and Innove’s (then known as Islacom) wireless networks. The integration is expected to expand the coverage and service offerings for Innove subscribers, realize savings in capital and operating expenses from combined operations and increase operational efficiency for Globe and Innove. Key elements of the operational integration involved the migration of existing Innove subscribers to the Touch Mobile brand; joint use of Innove’s 10 MHz frequency resources; integration of Innove’s network into Globe’s network and the shutdown of certain elements of Innove’s network which could not be redeployed in Globe’s network. Certain elements of Innove’s network have been shut down to avoid unnecessary duplication and significant upgrade cost. For a further discussion of the results of the integration, see Item 5. “Operating and Financial Review and Prospects — Results of Operations.”

Starting January 1, 2003, Globe redefined the role of its carrier business from a strategic business unit with profit and loss accountability to a support group to our wireless and wireline voice businesses. International Long Distance (‘ILD’) and National Long Distance (‘NLD’) service revenues, previously reported under the carrier business but attributable to the wireless and wireline voice businesses, are now reported under the income statements of the respective businesses.

On August 7, 2003, the NTC approved the joint application of Globe and Islacom for authority to sell and transfer Globe’s wireline voice and wireline data services to Innove. On August 21, 2003, the Philippine SEC approved the change in name of Islacom to Innove Communications, Inc. The change in name is part of Globe’s strategy to integrate all of its wireline services under Innove. In the same month, the NTC approved the legal transfer of Globe’s wireline business authorizations, properties, assets and obligations to Innove. The NTC also approved the common usage, operations and maintenance of the network elements of both Globe and Innove to ensure the smooth transfer of its services and prevent disruptions in interconnection with other carriers during the transition. Pursuant to the approval granted by the NTC, the wireline business of Globe was integrated into Innove on September 30, 2003. On September 30, 2003, the transfer of Globe’s wireline voice and data business became effective. Effective October 1, 2003, all wireline business reporting is made under Innove.

There have not been any public takeover offers by third parties in respect of Globe’s shares or by Globe in respect of other company’s shares during 2003.

Capital Expenditures

Over the last three years, we have incurred cash capital expenditures of (Peso)26,092.4 million in 2001, (Peso)17,918.2 million in 2002 and (Peso)17,452.3 million ($313.9 million) in 2003. Additionally, we incurred liabilities related to the acquisition of property and equipment amounting to (Peso)3,713.4 million, (Peso)2,559.5 million, (Peso)(1,637.8 million) ($29.5 million) in 2001, 2002 and 2003, respectively. See Note 24 of the notes to our audited consolidated financial statements. Therefore, our total capital expenditures were (Peso)29,805.8 million, (Peso)20,477.7 million and (Peso)15,814.5 million ($284.5 million) in 2001, 2002 and 2003, respectively. These expenditures were incurred primarily to expand and improve our wireless network and related working capital needs.

We have generally funded our capital expenditures with short and long-term vendor financing and bank financing, the proceeds of our 2009 and 2012 senior notes offerings, equity funding, corporate funded notes and operating cash flow.

We plan to continue our aggressive expansion pace with significant investments in our wireless network and in telecommunications equipment. We anticipate that we will incur approximately $350 million of capital expenditures in 2004, 93% of which will be spent on our wireless business. We intend to finance these requirements through a combination of any of the following: internally generated cash flow, additional vendor or bank financing or debt financing.

Business Overview

Globe markets its telecommunications services mainly in the Philippines. Our wireless services have contributed significantly to our net operating revenues by accounting for 68.4%, 76.8% and 86.1% of total net operating revenues in 2001, 2002 and 2003, respectively.

	Year Ended December 31,
	2001 (6)		2002 (6)		2003
	(in millions of Pesos, except percentages)
Net operating revenues from:
Service revenues
Wireless(1)	24,230.4	68.4%	35,185.6	76.8%	42,593.3	86.1%

Voice	17,926.4	50.6%	22,608.9	49.4%	27,904.6	56.4%
Data	6,304.0	17.8%	12,576.7	27.5%	14,688.7	29.7%
Wireline voice(2)	3,010.8	8.5%	3,491.5	7.6%	3,501.7	7.1%
Wireline data(3)	994.00	2.8%	1,084.2	2.4%	1,439.5	2.9%

Net service revenues	28,235.2	79.8%	39,761.3	86.8%	47,534.5	96.1%
Non-service revenues(4)	7,168.2	20.2%	6,039.1	13.2%	1,943.4	3.9%

Net operating revenues(5)	35,403.4	100.0%	45,800.4	100.0%	49,477.9	100.0%

(1)	Wireless service revenues include: (1) fixed monthly charges plus charges for local calls in excess of the free minutes for various Globe Handyphone postpaid plans, including currency exchange rate adjustments, or CERA; (2) airtime fees from the prepaid card service (Globe Prepaid Plus and Touch Mobile) less a) bonus credits and marketing promotions credited to subscriber billings and b) call card discounts recognized upon the earlier of actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card, which occurs between 2 and 60 days after activation depending on the card denomination; (3) revenues generated from international and national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees on promotional airtime call cards prior to August 1, 2002) to other carriers; and (4) revenues from value-added services, mainly SMS messaging (in excess of free SMS allocations).

(2)	Wireline voice net service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from international and national long distance calls made by the postpaid and prepaid wireline subscribers and payphone customers net of prepaid and payphone call card discounts; (4) payphone revenues from local, national and international calls; and (5) revenues from value-added services. Interconnection fees to other carriers are excluded from net service revenues.

(3)	Wireline data net service revenues consist of revenues from: (1) international and domestic leased lines; (2) telex services; (3) internet services; and (4) other wholesale transport services. On September 30, 2003, Globe discontinued its telex services.

(4)	Net service revenues represent net operating revenues net of non-service revenues.

(5)	Non-service revenues consist of the proceeds from the sale of handsets, SIM cards and accessories.

(6)	Prior period segment revenues were restated to conform to the new composition of Globe’s consolidated reportable segment.

Globe’s operations are not significantly affected by seasonal or cyclical factors.

Globe works with both local and foreign suppliers and contractors. Equipment and technology required to render telecommunications services are mainly sourced from foreign countries. Globe’s principal suppliers are:

For wireless - Nokia Oy (Finland); Ericsson Radio Systems AB (Sweden), Ericsson (Sweden), Digital Microwave Corp., Microwave Networks Inc., Fujitsu Ltd. (Japan), ECI Telecoms (Israel), Enavis (Israel), NERA (Norway), NEC Corp. (Japan), ASCOM, Benning (Germany), SEC Cellyte (US), Hawker Batteries, JNB Batteries, Rohas-Euco (Malaysia), Transmast, Andrews Corporation, Allgon (Sweden), Allen Telecom Group (Micom), Kathrein, Cellwave, Huber & Suhner, CMG (Netherlands), Comverse Technologies; Harris Radio Corporation (US/Canada), Cisco Systems (Philippines.); Communications Solutions, Inc., Investors Quality Services, Inc. (USA), Lucent Technologies (USA), Mitsubishi Corporation (Japan and Philippines), Sumitomo Corporation (Japan), Tomen Corporation (Japan and Philippines), and Tyco Electronics (Philippines).

SIM cards and call cards are sourced from Schlumberger Measurement & Systems Intl Ltd. (France), Gemplus Technologies Asia Pte Ltd (France), Banner Plastic Cards (Philippines), and Orga Card Systems Pte Ltd (Germany).

For wireline - Tomen (Japan), Fujitsu Ltd. (Japan), Tomen Telecom Phils., Sumitomo Corporation (Japan), Mitsubishi (Japan), Lucent Technologies (USA), NEC (Japan), NESIC (Phils.), Alcatel (Italy), Nokia Telecommunications Oy (Finland), Nokia Telecommunications (Phils.), Ericsson Telecommunications (Philippines.), Mitsubishi Corp. (Japan & Phils.), Melcom Corp. (Philippines.), Comsys Phils, Inc., Cisco Systems (Philippines.), Datacraft Comm (Phils.), Worldlink Comm. (Philippines.), IECI (Philippines.), Filipinas Wincomm Corp.(Philippines), RAD Far East Ltd. (Hongkong), Cisco (USA), RAD (Israel), SR (Canada), DMC (USA), Motorola (US), MCI WorldComm (US), Teleglobe (Canada), Cable and Wireless (UK), AT&T Global (US), British Telecom (UK), and Singapore Telecom (Singapore).

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

Wireless — Services and Products

Voice

Basic Services and International Roaming. Our basic wireless service includes network access throughout the Philippines. In addition to nationwide coverage, our postpaid subscribers can make and receive calls while away from the Philippines using the wireless networks of foreign operators with whom we have roaming arrangements. Subscribers of these foreign providers are able to place and receive calls while in the Philippines using our wireless network. As of December 31, 2003, our postpaid service had more than 270 roaming partners in more than 150 destinations while our prepaid service had more than 240 roaming partners in at least 100 destinations. We believe we have the widest coverage in terms of international roaming among Philippine communications service providers.

Domestic Long Distance and International Long Distance. We offer competitively priced international and domestic long distance rates and plans which provide value to our subscribers and spur increased network activity.

Data

We offer wireless data services on our SMS platform that consists of basic SMS messaging, enhanced SMS services and m-advertising services. Data services accounted for approximately 34%, 36% and 26% of wireless net service revenues in 2003, 2002 and 2001, respectively. For all periods, these consisted mostly of revenue from SMS messaging.

Basic SMS Messaging. We pioneered the basic SMS messaging service in the Philippines in 1994. The usage of SMS messaging in the Philippines, which is a convenient and cost-efficient alternative to voice and e-mail based communications, is significantly higher than in most other countries. Currently, about 55 million messages per day are sent by our networks, which represents the equivalent of approximately seven SMS messages sent per subscriber per day.

Enhanced SMS Services. We offer enhanced SMS messaging, which allows subscribers to download icons and ring tones, perform mobile banking, do WAP browsing, send and receive Multimedia Messaging Service (‘MMS’) pictures and video or participate in interactive TV, mobile chat and games. We organize our premium SMS service offerings through a branded portal, myGlobe, in which we classify information and service offerings in user-friendly, easy-to-understand content categories. In 2003, we improved on the myGlobe portal and added more features and services allowing subscribers to text keywords to a default number and receive updates, via text, about the services requested. We intend to use this portal to expand content and offer the services through many different mediums, including SMS, WAP, GPRS, web and voice. We also provide voice-centric value-added services under our brand name Touch Mobile, which allows subscribers to send sound icons or personalized voice message to another mobile subscriber.

In 2003, we launched our Video Messaging Service and Streaming Video so subscribers can capture and send video clips via MMS to other Globe subscribers or view and play multimedia movie trailers, music video clips, basketball game highlights or new clips, respectively. Additionally, Globe subscribers can now send and receive MMS content and media to subscribers of another wireless service provider after MMS interconnection agreements were signed in October 2003. On February 29, 2004, we launched the myGlobe G-TV service that allows subscribers to view selected TV programs on their mobile phones at the actual time of broadcast.

m-advertising. We have provided m-advertising for a number of well recognized consumer businesses, including Nestle, Coca-Cola and Selecta. Under our m-advertising program, subscribers receive promotional messages from participating businesses and are able to collect or redeem discounted or free promotional goods from these businesses.

Wireless — Pricing and Promotions

We offer services under Globe Handyphone to both postpaid and prepaid subscribers, while services under Touch Mobile are available only to prepaid subscribers.

Postpaid Plans. In 2002, Globe launched its ‘G-plans’ postpaid tariff structure to better target pricing and promotions by subscriber segment. Included in the structure are G-Text for entry plans, G-Mix for average plans, G-Talk for middle plans, G-Talk Plus for executive plans and G-Max and Platinum for the top plans. The old plans (Personal, Advantage, Business, Executive and CEO Plans) have been retained for old subscribers. In 2003, Globe added the G-Match plan to its executive plans, launched the new G-Flex consumable plans and implemented a flat-rate tariff structure for both its prepaid and postpaid subscribers. The G-Flex consumable plans allow subscribers to ‘consume’ their plan’s Monthly Service Fee (‘MSF’) that is applicable to voice (local, National Direct Dialing or NDD and International Direct Dialing or IDD) and SMS (within and outside of Globe’s network, international SMS) and all value added services. The new G-Flex plans have been offered to attract a specific consumer segment using more ILD calls, international SMS messages and value added services while still enjoying free local SMS allocations. Globe Postpaid subscribers who subscribe to the new plans are required to enter into contracts with a minimum term of two years. The primary pricing components of these plans are generally (a) a one-time registration fee, (b) monthly service fees including currency exchange rate adjustments and (c) per minute airtime fees (in excess of certain free minutes depending on the plan) which vary based on subscription plan, type of call made and the network on which the call terminates. Some of our data services and special features are free while others are available for additional usage-based fees.

Prepaid Plans. We offer prepaid wireless service to our subscribers throughout the Philippines under the brand name Globe Prepaid Plus, and since September 2001, also under the brand name Touch Mobile. Customers who choose our prepaid service can purchase either the Globe Handyphone or Touch Mobile SIM pack (a SIM card, which is required to open a prepaid account, with a stored value of (Peso)100 for approximately (Peso)150 for a Globe Prepaid Plus HI-Memory SIM or (Peso)200 for a Globe Prepaid Plus X-treme Memory SIM or (Peso)99 for a Touch Mobile SIM. Prepaid subscribers may opt to purchase a prepaid phonekit that includes a SIM pack and a handset or may use our SIM cards with handsets purchased outside of our prepaid phonekit.

Prepaid Reload Denominations. Subscribers can purchase prepaid cards in denominations ranging from (Peso)100 to (Peso)1,000. The (Peso)100 call and text card has a 15-day expiration period after which the subscriber has another 60 days to receive incoming calls and text messages. The other denominations carry a 60-day expiry after which the subscriber has the ability to receive incoming calls and text messages for another 120 days.

In June and July 2003, we launched our (Peso)100 call and text card for Globe Prepaid Plus and the (Peso)50 and (Peso)100 call and text cards for Touch Mobile. Globe Prepaid Plus’ (Peso)100 call and text card has a first and second expiry of 15 and 60 days, respectively while Touch Mobile’s (Peso)50 and (Peso)100 call and text card carry a first expiry of 7 and 15 days, respectively. If a Touch Mobile subscriber fails to reload after the first expiry period, the subscriber will be barred from making outgoing calls. However, the Touch Mobile subscriber may continue to receive incoming text and calls for 30 and 60 days after the termination of the ability to make outgoing calls and text messages, respectively.

On September 30, 2003, Touch Mobile launched its electronic over-the-air (‘OTA’) reloading service, TM Family AutoLoad, which allows subscribers to purchase selected prepaid credits at a discount and share these with other Touch Mobile subscribers. Touch Mobile OTA prepaid credits are available in (Peso)25, (Peso)50 and (Peso)100 denominations. Touch Mobile call cards are also sold in denominations ranging from (Peso)50 to (Peso)500 and can be purchased from Globe business centers and dealers or purchased electronically from designated merchants, automated teller machines and reloading facilities.

On November 7, 2003, Globe launched Globe AutoLoad Max, an OTA reloading service that allows retailers all over the country to automatically reload credits to prepaid subscribers. Globe Prepaid Plus OTA credits are available in (Peso)50 and (Peso)100 denominations.

On January 17, 2004, Globe launched its ‘Share a Load’ service for its Globe postpaid and Globe Handyphone Prepaid and Touch Mobile subscribers. This service enables subscribers to send prepaid load credits, via SMS, between Globe postpaid to prepaid subscribers and among prepaid subscribers (for both Globe Prepaid and Touch Mobile subscribers). ‘Share a Load’ credits are available in various denominations ranging from (Peso)5 to (Peso)500.

Prepaid Reloading Options. Globe Prepaid Plus and Touch Mobile subscribers can reload airtime value or credits, which can be purchased from Globe’s centers and dealers, or purchased electronically from designated merchants and automated teller machines. Subscribers may enroll their prepaid accounts and purchase credits online through Bank of the Philippine Islands (BPI) Express Online and the myGlobe website. Prepaid subscribers can also dial BPI’s Express Phone Banking and have their accounts debited upon purchase of reload denominations or reload through their prepaid accounts by linking their account number to a BPI Express cash card or Banco de Oro cash card. Additionally, prepaid subscribers can enroll their own accounts or other Globe Prepaid accounts to get non-stop, on-schedule reloads debited to their credit cards through Globe’s AutoLoad via VISA service.

SMS Plans. In an effort to attract more subscribers, we initially offered basic SMS messaging services free of charge to our subscribers when we launched this service in 1994. We began to reduce the number of free text messages allocated to each of our subscribers in 2001. Currently, we allocate between 135 and 800 free messages per month per subscriber for postpaid subscribers. We charge between (Peso)0.50 to (Peso)1.00 per message for messages in excess of the free monthly allocations. We do not provide free monthly allocations for premium SMS services and charge between (Peso)2.00 to (Peso)120.00 per message or per transaction, depending on the type of service. In 2003, we introduced a ‘Free SMS based on Load’ scheme where Globe Prepaid Plus and Touch Mobile subscribers get free SMS allocations based on the value of the call card denomination that they have loaded to their prepaid account. Free SMS allocations range from zero for denominations below (Peso)100 to 85 SMS messages for the Touch Mobile (Peso)500 card and 250 SMS messages for the Globe Prepaid Plus (Peso)1,000 card.

Promotions. We utilize a variety of promotional campaigns that are designed to gain additional subscribers, increase subscriptions for wireless data services, improve airtime usage and encourage prompt subscriber payments. Our promotional campaigns provide different benefits depending on the type of subscriber targeted (i.e., a competitor’s subscriber, our existing subscriber or a new subscriber) and the plan chosen by the subscriber. We also offer promotions to reward subscribers for their loyalty through bonus credits and promotions credited to subscriber billings, or encourage them to acquire a new handset with terms and conditions, apply bonus credits to existing bills or upgrade their existing subscription plans and to migrate our subscribers to plans more suited to their needs. As part of our promotional campaigns, we offer free or discounted handsets to postpaid subscribers, loyalty credits and occasionally offer discounts to our prepaid subscribers. We offer subscribers of our competitors the opportunity to switch to our services by purchasing handsets at a discount. The amount of such discount depends on the type of subscription plan and handset model chosen by the subscriber. We run joint promotional campaigns with other companies whereby customers of these other companies can purchase discounted handsets from us if they subscribe to our service.

We charge a termination fee if a postpaid subscriber terminates the subscription before completing the minimum term. The termination fee is added to the postpaid subscriber’s final bill and is intended to partially recover the discount on the handset. The termination fee is (Peso)10,000 or the price of the handset, whichever is higher. We recognize termination fee as other income upon collection.

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

Business Centers. To reduce our dependency on independent dealers, we have built over 81 wireless business centers, Hub shops and Link centers in major cities across the country. We have also increased the service offerings at our business centers, allowing customers to subscribe for wireless services, purchase handsets, accessories and obtain handset repairs, try out the communications devices, ask questions about our services and pay bills. In 2001 we launched a shop called the Hub where we sell state-of-the-art communications devices and high-technology communications-related products. To date, we have four Hub shops located in strategic locations in Makati and Mandaluyong City. In 2003, we upgraded the look of our business centers and introduced Link centers in Manila and North Luzon that offered both sales and after-sales services to our customers. As of December 31, 2003, we have 10 Link centers.

Independent Dealers. We utilize a number of independent dealers who have their own networks throughout the Philippines to sell our prepaid wireless services to customers. These dealers include major distributors of wireless phone handsets who usually have their own retail networks, direct sales force and sub-dealers in the Philippines. We have a dedicated sales force to manage our dealers. We compensate our dealers based on the type, volume and value of reload denominations for a period. For prepaid services, this compensation took the form of fixed discounts for prepaid airtime cards and SIM packs, and promotional airtime call cards for phone kits. Effective August 2002, we introduced a new promotional scheme for prepaid sales (covering Globe Prepaid Plus and Touch Mobile) to our dealers. Instead of providing promotional prepaid cards with the sale of a handset kit to dealers, we are providing discounts on the selling price of the handsets to dealers.

Our distributors, dealers, resellers, alliance partners and agents no longer sell postpaid services. However, we have business centers nationwide to handle postpaid subscriptions. We also distribute prepaid products (handset kits, SIM kits and prepaid air time cards and credits) through consumer distribution channels such as convenience stores, gas stations, drugstores, bookstores, photoshops and fastfood outlets.

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

Wireless — Activation, Billing and Collection

Activation. Potential customers can apply for our wireless services at any of our business centers, Links and Hub shops. Potential customers may apply for postpaid plans from the following sales channels - business centers, Links, Hub shops, GlobeSolutions (corporate managed accounts), Small & Medium-sized Enterprises (corporate non-managed accounts), Direct Sales and VIP Sales. Frontline personnel from these sales channels are trained and certified by our credit management group to conduct evaluation and validation procedures on postpaid applications. A potential subscriber for our postpaid service is generally required to provide proof that he or she meets our minimum annual income requirements. If a potential subscriber does not meet our requirements, our sales representative recommends our prepaid service. We also require proof of income upon any request to increase a subscriber’s credit limit over the standard amount or any transfer in the ownership of the handset and account. Alternatively, we rely on usage (approximately three months) and payment history if a subscriber is unable to submit the required documents. We use an Electronic Credit Application Tracking System (‘E-CATs’) to track all postpaid applications across all sales channels. The system also automatically checks against a Credit Negative Database (‘NDB’) for cancelled accounts across all Globe and Innove billing systems and fraud/gray/watchlists provided by our Fraud and Risk Management Department. Additionally, we rely on a third party database on cancelled credit cards and filed/decided court cases. Once all our requirements are fulfilled, we generally aim for activation of the postpaid line within 24 hours upon approval.

We conduct post review (20% random) on all approvals made by the sales channels to check compliance of the frontline personnel. We also conduct spot compliance checking on business centers, Links, Hubs and SME sales channels to further validate sales channels’ compliance to credit policies and processes. We also report all noted policy and process deviations to sales channel heads, including non-submission or late submission of subscriber documents.

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

A prepaid subscriber becomes active when the subscriber purchases a SIM card and uses it for the first time. When a prepaid subscriber loads airtime value into Globe’s system, the subscriber has between 5 and 60 days, depending on the reload denomination, to use the value credited before the value of the prepaid account expires. When the reload value expires and the subscriber does not reload, the subscriber retains the use of the wireless number to receive incoming text and calls ranging from 30 to 120 days depending on the reload denomination used. However, if the subscriber still does not reload value within that time, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn.

Billing. We process billings through our Customer Care and Billing System, or CCB, which is licensed to us by SingTel and has been customized to provide particular features we require. We bill our postpaid subscribers on a monthly basis in arrears for airtime and data services and in advance for fixed monthly charges.

Payment and Collection. We offer our subscribers a variety of payment options, including payment by cash, check, credit card, direct deposit via telephone transfer and automatic debit through banks or participating credit card companies. Subscribers may make cash payments and payments by check, via internet or an accredited payment service provider or by mail or at any of our business centers or at any automatic-teller machine or over-the-counter facilities (mostly banks) with whom we have an arrangement. In April 2000, we launched our bill payment service over the internet. This service allows Globe subscribers to use the Globe website to view their bills and make payments using a credit card. Full allowance is provided for individual and business wireless subscribers with outstanding receivables that are past due by 90 and 120 days, respectively.

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

Wireline Business

Wireline Data

We are licensed to provide wireline data services nationwide through our wholly-owned subsidiary Innove. We provide international and domestic leased lines, internet and other wholesale transport services. We provide basic internet access for dial-up service subscribers, broadband access and integrated business solutions for dedicated leased line subscribers such as corporate customers and internet service providers. In addition, we offer our corporate customers the ability to engage in high speed and technologically demanding intra-company communication and managed network services. We also provide our customers with various types of internet exchange services depending on the scale or size required by these companies, their business needs and targeted market segments, including dedicated internet access and fully integrated internet service provider solution packages. We also provide carrier-class facilities to manage networking and information technology equipment for equipment co-location, server-hosting and data storage services.

Rates. We charge our wireline data subscribers a fixed monthly basic fee and a one-time installation fee. While some of our value-added services are free, others are available for additional monthly or usage-based fees.

Marketing. We utilize our own brand, GlobeQuest to market our services. We market our wireline data services to two segments, large businesses and small to medium sized businesses, as they have different communications needs. Large businesses require advanced communications services that can efficiently support substantial amounts of data as well as complex intra-corporate and international interactions. Small to medium-size enterprises require flexibility and cost efficiency in their communications services. We seek to differentiate ourselves from our competitors by offering a wide selection of sophisticated value-added services and working closely with customers to tailor services to meet their specific communications needs. We also run direct mail campaigns from time to time built around a particular product, promotion or market segment.

Sales and Distribution. We sell our wireline data services through our internal sales team composed of account managers. Sales to large businesses are managed by specialized account managers who are each dedicated to managing two to four large business subscribers. These specialized account managers work with large businesses to satisfy their communications needs through our range of services. The other members of our business sales team focus on sales to small and medium sized businesses. Our account managers receive commissions based upon specified sales targets in addition to their base salary. We also utilize accredited business partners and resellers to sell wireline data services.

Wireline Voice

We provide wireline voice communications services to subscribers under the Globelines brand name using an advanced fully digital wireline network. As of December 31, 2003, our wireline voice subscribers increased by 17% to 261,254 from 223,249 in 2002 due to successful subscriber acquisition programs and an improved churn rate of 1.6% in 2003 from 2.6% in 2002. The number of our wireline voice subscribers in 2002 had dropped from 227,999 at the end of 2001 while churn was 2.6% in 2002 compared to 3.7% in 2001. As of December 31, 2003, 66% of our wireline voice subscribed lines were postpaid and 34% were prepaid.

Services and Products. We offer our wireline voice subscribers basic telephone services for local, national long distance and international long distance within our service areas. We also offer our subscribers a variety of value-added services and special features, including voicemail, caller ID, call forwarding, three-way calling and call waiting. In addition, we offer our subscribers bundled dial-up internet access without having to subscribe to a separate internet service provider.

Business subscribers can subscribe to the telephone services that best complement their business needs. They may choose among direct lines, trunk lines, virtual PABX service, and ISDN. They may also apply for other value-added services to enhance their connectivity.

•	Globelines Prepaid. We launched Globelines Prepaid in 2001 to serve our subscribers who require the convenience and affordability of a prepaid service. Globelines Prepaid allows subscribers to budget their calls and control their phone expenses.

•	Globe Payphone and Telcard. We offer public telephone service in our service areas through Globe Payphone. The service was established to expand our services to the mass market, primarily targeting people without access to personal phones.

•	Globe Payphone users have the option to pay via coins or via prepaid payphone cards under the Globe Telcard brand name. Globe Telcards may be purchased from the internet, our business centers, leading distributors and retail outlets.

•	Public Calling Offices. We offer communications services to the public through our seven public calling offices, or PCOs, in the provinces of Mindoro Occidental, Palawan, and North Cotabato. Through these PCOs, the public may place and receive telephone calls, telegrams and fax messages for set fees. In areas where demand is low, we were permitted to construct PCOs instead of installing wirelines to satisfy our roll-out requirements under our licenses.

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

Sales and Distribution. As of December 31, 2003, we had 33 wireline business centers in strategic locations in our service areas nationwide.

Activation, Billing and Collection. Potential residential and small business customers can apply for our wireline services at any of our sales and distribution points. We impose monthly credit limits ranging from a minimum of (Peso)1,000 for a residential subscriber to (Peso)25,000 for a VIP residential subscriber. For business accounts, our default credit limit is (Peso) 5,000 and for very large managed corporate accounts (‘VLA’s’) we assign credit limits commensurate to their projected revenue commitments for international, national and incoming collect toll charges. We process bills through a customer telephone and billing system, or CTABS, licensed to us by SingTel. We bill our wireline subscribers on a monthly basis in arrears for long distance charges and value-added services and one month in advance for fixed monthly charges. We offer them a variety of payment options, including payment by cash, check, credit card, direct deposit via telephone transfer or automatic debit through participating credit card companies.

As an overriding policy, we provide 100% of the balances for all terminated accounts. In addition, we also provide 100% of the balances of active residential accounts over 90 days past due and 100% of the balances of active corporate and business accounts past due for over 150 days.

Carrier Services

We offer our wireline and wireless subscribers carrier services including national and international long distance services. Starting January 1, 2003, we redefined the role of our carrier business from a strategic business unit with profit and loss accountability to a support group to our wireless and wireline voice businesses. International long distance and national long distance service revenues, previously reported under the carrier business but attributable to the wireless and wireline voice businesses, are now reported under the income statements of the respective businesses.

National Long Distance

Through the Globe Domestic Toll Service, Globe Handyphone, Touch Mobile and Globelines subscribers may make national long distance calls to any subscriber of a Philippine communications provider located anywhere in the country. We were granted interexchange carrier status by the NTC. As an interexchange carrier, we are allowed to haul traffic from an originating carrier passing through our transmission network and terminating to the network of another carrier, thus entitling us to a share in the termination fees in the form of hauling charges. We receive settlement payments from other local communications providers who send national long distance traffic to our network, and we pay settlement charges to local providers when we send national long distance traffic to their networks. These payments are based upon individual domestic interconnect contracts that we negotiate with the local communications providers. Our national long distance facilities consist of five domestic toll switches which were supplied by Fujitsu Ltd. and Lucent Technologies, Inc. The switches use digital technology and contain a total of approximately 7,000 circuits dedicated to domestic traffic. Additional capacity can be obtained through the expansion of existing circuits and installation of additional trunks.

International Long Distance

We offer international long distance service between the Philippines and over 200 destinations. We generally charge our wireless and wireline subscribers $0.40 per minute for IDD anywhere at any time. We receive settlement payments from foreign communications providers who send international traffic to our international gateway facilities. These payments are based upon individual international termination rate agreements that we negotiate with foreign communications providers. We have developed an international carrier relations team specifically dedicated to manage our relationships with foreign carriers. Globe, since 2000, charged termination rates to our networks that are within the FCC’s accounting rate benchmark for inbound international calls of $0.19 per minute for international long distance traffic originating from the United States and terminating in the Philippines and within the benchmark of the International Telecommunications Union of $0.238 for countries with teledensities like the Philippines.

In 2003, we proposed termination rates of $0.12 per minute for wireline terminating traffic and $0.16 per minute for wireless terminating traffic to our major foreign correspondents all over the world. A majority of Globe’s 34 major international correspondents accepted the new rates, except for certain U.S. carriers who subsequently brought proceedings against the Philippine carriers before the FCC to obtain an order prohibiting payments to the Philippine carriers. The FCC issued a stop-payment order on March 10, 2003. The NTC then issued an order prohibiting Philippine carriers from accepting traffic from foreign carriers who would not pay them. On January 26, 2004 the FCC lifted the stop-payment order against Globe after it had reached interim traffic arrangements with U.S. carriers MCI and Sprint (in November 2003) and AT&T (in January 2004). The U.S. DOJ is currently investigating the Philippine carriers’ conduct in the termination rate dispute with the U.S. carriers to determine if any violation of U.S. law may have been committed. (See the discussion under “Legal Proceedings”).

Our Networks

Our networks provide the backbone for our wireless communications and wireless data services, wireline data and voice services and our carrier services, including national and international long distance services.

Wireless Network

We operate digital GSM dual band networks operating at 900 MHz and 1800 MHz frequency bands. We have access to a total of 30 MHz of frequency for our wireless service, including 7.5 MHz on the 900 MHz frequency band and 12.5 MHz on the 1800 MHz frequency band for Globe and 10 MHz on the 900 MHz frequency band for Innove. Our wireless network covers the entire country. As of December 31, 2003, we had invested approximately (Peso)77.1 billion ($1.4 billion) in our wireless network. In addition to extensive nationwide coverage, our wireless subscribers can also roam to over 150 destinations worldwide.

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

Network Management and Maintenance. We monitor our wireless network through an operations support system provided by Nokia and Ericsson utilizing Hewlett Packard hardware, Sun Servers and Nokia and Ericsson network management software. This system monitors all of the principal components of our network (cell sites, switching centers and transmission systems) and allows us to conduct much of our network maintenance and upgrades remotely. The system analyzes the network’s performance and recommends actions that our technicians can implement to improve service quality. We employ over 600 technical engineers and staff to manage and maintain our wireless network. Most of our senior engineers have been with us since we began constructing our wireless network in 1994 and have training and experience in GSM technology, wireless radio network planning, network optimization and all aspects of digital communications technology. Our engineers and technical staff work closely with their counterparts at SingTel and our main wireless network suppliers, including Nokia and Ericsson, to develop and maintain our network quality standards.

Wireline Data Network

Our core data network is based on ATM technology using Cisco equipment. We serve customers through a variety of access technologies including SDH, microwave radio, DSL, leased line, fiber optic, and high-speed copper line. Our core network consists of investments or leases in international cable systems, a cable landing station, extensive aerial or buried fiber, and a nationwide transmission network. Our national transmission network is mainly a microwave SDH backbone in the western portion of the Philippines, stretching from Baguio in the northern part of Luzon to Davao City in the southern part of Mindanao, supplemented by leased fiber optic networks in urban areas. Construction of Globe’s Fiber Optic Backbone Network, or FOBN, is ongoing and is expected to complement our existing microwave radio backbone, answer the need for route diversity, offer reliability and superior service quality as well as provide the flexibility needed for future technologies including broadband, GPRS and data transmission. Globe’s FOBN is designed to connect the major transmission nodes of Makati, Cebu and Iligan through a combination of submarine and land fiber optic systems extending to 1,300 kilometers, covering areas of interest for our businesses. The Makati to Cebu portion of the FOBN was commissioned on June 30, 2003 and is now carrying live traffic while the Cebu to Iligan portion was completed in July 2003. FOBN Stage 2 additional capacity was implemented last December 2003 and the project is currently in the process of commissioning and acceptance. We use this network to support all of our communications services — wireless, wireline voice, wireline data and domestic and international long distance. This national backbone allows us to retain a higher percentage of our revenues and maintain more control over the quality of service we provide to our customers. We also use this network to carry call traffic for other providers under our interexchange carrier service license. We have also been utilizing our international networks transmitted via submarine cable, satellite and microwave systems, to provide leased line services, the provision of broadband capacity to communications carriers and internet service providers who require large data transport capacity.

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

As of December 31, 2003, our wireline network consisted of the following:

	Metro Manila and surrounding areas	Visayas area (including Cebu)	Calabarzon and surrounding areas	Central Mindanao	Total
Switching capacity (1)	427,988	677,164	304,331	57,972	1,467,455
Installed lines (2)	427,988	718,226	304,331	57,972	1,508,517
Lines in service (3)	90,123	109,272	61,754	2,259	263,408

(1)	Switching capacity represents installed capacity plus equipped lines.

(2)	Installed lines represents installed capacity plus installed lines. In areas where demand for wireline service is low, we were permitted to construct public calling offices instead of installed lines to satisfy our Executive Order (‘EO’) 109 commitment, pursuant to a formula determined by the NTC.

(3)	Lines in service represents subscribed lines (including in-house and service units).

Carrier Services Network

Our international communications traffic is transmitted via submarine cable and satellite systems. Our international long distance facilities consist of three international gateway switches and a submarine cable landing system. Two of our international gateway switches are located in Metro Manila. The other international gateway facility is located in Cebu, the second largest metropolitan area in the Philippines. The switches use digital technology and have the capacity to handle approximately 16,000 circuits dedicated to international traffic. We can also obtain additional switch capacity through the expansion of existing circuits and installation of additional trunks. This provides a cost-efficient method of increasing the capacity of the international gateway facilities. As of December 31, 2003, we had invested a total of (Peso)1,515.9 million ($27.3 million) in our international gateway facilities.

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

In November 2001, we inaugurated our first cable landing station, which was constructed to land the C2C cable network, a 17,000 kilometer submarine cable network linking the Philippines to Taiwan, Hong Kong, China, Korea, Japan and Singapore. The C2C cable network is one of the largest networks in the Asia-Pacific region in terms of design capacity. The C2C cable network will enable us to lower our transmission costs for carrier services by enhancing our capacity. The C2C cable network started full commercial operations in March 2002.

Interconnection

We have entered into interconnection agreements with 34 international carriers in 16 countries in addition to Philippine communications networks. In addition, we periodically enter into agreements with Philippine carriers for domestic interconnection rates.

In December 2002 and January 2003, Globe and Innove signed a new agreement with BayanTel, and Globe signed agreements with Digitel and Bell Telecom, Inc., to amend their existing interconnection agreements. We also signed an agreement with PLDT and Smart to amend our existing interconnection agreements. The material amendments to the interconnection agreements are the new access charges. Additionally in 2003, we signed an MMS interconnection agreement with SMART. See Item 8. “Financial Information — Significant Changes.”

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

Wireless

Competition in the wireless communications industry is based principally on network coverage, the availability and quality of basic and value-added services, quality and responsiveness of customer service and price. Competition in the wireless service business in the Philippines intensified with the liberalization, and more recently, consolidation of the industry. The wireless communications industry has experienced consolidation since 2000. PLDT acquired Smart in March 2000 and Globe acquired Innove (then known as Islacom) in June 2001. Currently, Smart and Globe are the two dominant players in the market. In 2000, Bayantel obtained a license to offer digital wireless services using 10MHz of frequency on the 1800 MHz frequency band. However, Bayantel has been delayed in launching its wireless service due to litigation over the validity of its license. To date, Bayantel has not formally launched its wireless service to the public. Extelcom was granted a license to provide wireless services in 1991, and was recently granted additional spectrum. However, its subscriber base has been relatively small. In 2000, Digitel was granted a license to offer digital wireless services using 10MHz on the 1800 MHz frequency. Additionally, NEXTEL, although licensed for wireless trunked radio services, has also begun to offer call service connectivity to wireless and wireline users. In February 2003, Digitel became the latest wireless service provider in the Philippines after it announced the commercial launch of its wireless service under the brand name Sun Cellular. Congress has recently awarded a cellular service franchise to CURE. CURE has applied to the NTC for a PA to offer 3G mobile communications services.

We believe competition in the wireless data business will intensify as wireless communications operators actively launch innovative and value-added services in order to attract and retain subscribers. The growing range of value-added services includes text messaging, m-advertising, gaming, entertainment services and m-commerce.

Wireline

The wireline data service business, including internet service, is a growing segment of the wireline industry. Our principal competitors in this area are PLDT, Bayantel and Digitel. Cable companies and telecommunications companies are also allowed to use their physical structure for cable TV to provide communications services. The principal bases of competition in the wireline data services market are the ability to provide full service technological capability tailored to the needs of specific market segments, price, quality of service and network redundancy. Declining bandwidth prices over the past two years have perked up demand for corporate data services such as call center and business process outsourcing services in the Philippines. Wireless fidelity (WiFi) services were also launched by telecommunications companies in 2003 after the NTC lifted the suspension on the use of the 2.4MHz frequency for wireless internet equipment to operate on.

Competition in the wireline voice market is based principally on call quality, price and quality and responsiveness of customer service. In wireline voice, we compete directly with PLDT in each of our service areas and with Digitel in Cavite and Batangas, Bayantel in the Visayas area as well as various small local or regional phone companies. In contrast to the wireless market, the wireline voice market continued to be sluggish in 2003. Demand and usage for the residential landline service remained weak and under pressure from the more popular and functionally superior wireless alternative. As a result, the country’s wireline density has remained relatively flat.

International Long Distance

The international long distance market is highly competitive in the Philippines, with 11 international gateway facility operators in the country. We compete primarily with Smart, PLDT, Digitel and Bayantel.

Information Technology

The flexibility and functionality of our information systems are critical to our strategy and to the successful operation of our businesses. We have installed billing systems for our wireless and wireline services which were designed and implemented by SingTel. We have deployed the SAP Financial System to support corporate accounting, financial reporting, inventory management, plant maintenance and human resources management. We are also in the process of implementing a new fraud management system in order to complement and enhance existing fraud management systems and processes. Other business systems which we are implementing include data warehousing and other systems which will in the future provide us with a foundation for advanced customer database management and higher quality customer relationship management.

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

We have a call center facility operating 24 hours a day, seven days a week manned by over 200 customer service representatives equipped and highly trained to address customer inquiries and concerns. A dedicated investigations and correspondence team attends to complex cases and gives timely feedback. We provide special care to our high-end subscribers because we recognize their status by giving them priority attention and exclusive service packages and product offerings across all contact points, through our 24-hour call in service and 81 wireless business centers, Link and Hub shops in addition to 33 wireline business centers located throughout the country.

The volume of inquiries received by our call center has increased in the past years. Despite this trend, we have managed our business through our reliable interactive voice response system and efficient customer service representatives on call any time, any day. Additionally, we have outsourced areas of our call center to support our increasing call center requirements and services.

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

Intellectual Property Rights

We have applied to the Intellectual Property Office, the independent regulatory agency responsible for registration of patents, trademarks and technology transfers in the Philippines, for registration of our brand names, including, Globe Handyphone, TouchMobile, Globelines and Globe Link and GlobeQuest for the wireless and wireline services we offer. We received a certificate of registration for Globe Handyphone, which is valid for 20 years from December 13, 1999, the date of registration.

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

The Philippine government began issuing new international gateway licenses in 1989. In the period from 1993 to 1995, the government put into place the three primary components of this liberalization program: Executive Order 59 (‘EO 59’), Executive Order 109 (‘EO 109’) and the Public Telecommunications Policy Act of the Philippines, or Republic Act 7925 (‘RA.7925’). EO 59 requires compulsory interconnection of authorized public communications carriers in the Philippines. Its objective was to create a universally accessible and fully integrated nationwide communications network by compelling interconnection among carriers in accordance with internationally accepted standards and grades of service.

EO 109 states the Philippine government’s policy to improve the provision of local exchange service. It sets forth the related concepts of the Philippine government’s National Telephone Program (‘NTP’): (i) service packaging the requirement that grantees of international gateway and wireless licenses must install a minimum number of local exchange lines and (ii) a service area scheme, whereby local exchange licensees (except PLDT) were required to fulfill their wireline installment obligations in service areas allocated by the NTC. EO 109 also mandated cross-subsidies whereby providers of international long distance and wireless services were required to pay access charges to the local exchange which include an element of subsidy to local exchange operations. RA 7925, enacted in 1995, sets forth the functions, responsibilities and powers of the NTC and defines the parameters within which certain sectors of the communications industry could, over time, be deregulated. RA 7925 also laid down the rights of communications users and set forth the principle that interconnection charges would, as far as possible, be negotiated through bilateral agreements of the parties involved.

NTC

Executive Order 546 (‘EO 546’) established the NTC in July 1979 as an independent regulatory body to oversee, administer and implement the policies and procedures governing the communications industry. The NTC is supervised by the Department of Transportation and Communications for policy and budgetary matters, but is largely independent in the performance of its licensing and quasi-judicial functions. The Department of Transportation and Communications is explicitly prohibited by law from interfering in the NTC’s proceedings with respect to licensing, rate setting, dispute resolution and other matters requiring the adjudication of private rights.

Decisions of the NTC may be appealed to the Philippine Court of Appeals. The NTC comprises three members with one commissioner and two deputy commissioners, all of whom are appointed by the President of the Philippines. Commissioner Ronald Oliver Solis replaced Armi Jane R. Borje in late 2003 while Deputy Commissioners Jorge V. Sarmiento and Atty. Kathleen G. Heceta continue to serve as Deputy Commissioners. The NTC has a head office located in Metro Manila, as well as regional offices spread out over the 12 regions of the country. The NTC also regulates the spectrum allocation for the radio and television broadcast industry and grants licenses to cable television providers. However, the radio and television broadcast industries are self-regulating as to content and other matters.

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

In order to develop, promote and advance information and communications technology (‘ICT’), President Gloria Macapagal-Arroyo on January 12, 2004, issued EO 269 creating the Commission on Information and Communications Technology (‘CICT’). CICT is intended to be the primary policy formulating, planning, coordinating, implementing, regulating and administrative entity of the executive branch of government that will promote, develop and regulate integrated and strategic ICT systems and reliable and cost-efficient communications facilities and services. Under Section 3 of EO 269, the CICT shall be composed of the following:

•	National Computer Center;

•	Telecommunications Office (TELOF);

•	NTC and the Philippine Postal Corporation; and

•	All other operating units currently existing in the Department of Transportation and Communications, which directly support communications, including the Telecommunications Policy and Planning Office.

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

In 1995, the government revised the types of communications services which require a CPCN. Currently, services which require a CPCN include local exchange (including domestic long distance), interexchange, wireless mobile telephone, international long distance and public repeater network services. Services which were either partially or fully deregulated under RA 7925 and thus do not require a CPCN include paging services, value-added or enhanced services and special features. Enhanced services and special features are those services or phone features which rely on an existing and legally operating network, such as SMS, voice mail, internet access or e-mail.

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

Pending the issuance of a CPCN, the NTC may issue a provider a PA. PAs are temporary licenses which permit an operator to construct its network and commence the provision of services for a specified and extendable period. A CPCN will not be issued until the NTC has certified the fulfillment of all the conditions necessary to issue such a certificate. PAs are valid for a shorter period of time, typically 12 to 36 months, and may be extended upon application to the NTC. Except for system and area-specific terms, the terms and conditions of a CPCN and a PA are relatively similar for all operators. As a result of this framework, it is typical in the Philippines for an operator to receive a PA which permits the commencement of service and for this PA to be extended several times prior to the issuance of the CPCN covering that service. As part of the extension process, the NTC must certify compliance with the conditions of the prior PAs. The certification process may require the NTC to conduct a field examination of the operator in order to validate compliance with such conditions. Extension of the PA is not always issued on a timely basis in the Philippines and it is common for the term of a PA to lapse before the NTC has made a determination on the application for its extension. However, under the provisions of the Philippines’ Revised Administrative Code and under relevant case law, as long as the licensee has promptly applied for a renewal or extension of its license prior to its expiration, the license remains valid until its renewal or extension is determined by the administrative agency with finality.

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

There are seven licensed wireless operators, six of which are in commercial operation. As of December 31, 2003, Globe, Innove, Smart and Piltel, and Extelcom had received their CPCNs. Digitel had been granted a PA to operate its wireless service and announced the commercial launch of its wireless service under the brand name Sun Cellular in February 2003. Bayantel had also been granted a PA to operate its wireless service, but has yet to commence commercial operation of its wireless service. Nine out of the 11 international gateway facility providers, including Globe, had received their CPCNs and the remaining two operate under PAs. NEXTEL is registered under the name Infocom Communications Network, Inc., and has a PA for its wireless radio trunked communications system.

Regulatory Fees

The NTC charges communications operators four primary types of fees: permit fees, spectrum user fees, license fees and an annual supervision fee. Permit fees consist of a one-time fee charged upon the NTC’s grant of an authority for the service. License fees consist of annual fees that must be paid by entities operating radio stations for which licenses have been granted by the NTC. Operators who use frequency, such as wireless and wireless local loop operators and interexchange operators who use microwave transmission links, pay spectrum fees on an annual basis. The spectrum fee is based on a formula which incorporates the amount of frequency. The NTC charges annual supervision fees to cover the cost of regulation. In connection with all of our communications services, we paid the NTC aggregate fees of (Peso)474.7 million ($8.53 million) and (Peso)485.3 million in 2003 and 2002, respectively.

Service Area Scheme and Roll-out Requirements

Pursuant to EO 109, grantees of licenses for international gateway and wireless service are required to install a minimum of 300,000 and 400,000 wirelines, respectively, in designated urban as well as rural unserved and underserved areas, including Metro Manila. The wireline installation commitments are further qualified by requirements to maintain a ratio of at least one rural wireline for every ten urban wirelines installed.

The NTC has divided the Philippines into 15 distinct service areas. The NTC assigned wireless service and international long distance providers specific service areas in which they were required to satisfy their wireline installation obligations. The NTC’s stated goal was to assign each operator a combination of underserved urban areas and unserved rural areas. Providers must meet these requirements within a period not to exceed five years from the grant of authority to operate such service. This period was subsequently reduced to three years by Republic Act 7925. These obligations can be satisfied either by the installation of actual wirelines or by providing PCOs, for which an appropriate credit shall be given toward the line installation obligation. The implementing guidelines for Executive Order 109 state that each public calling office line will result in a credit of 10% of the number of households serviced by the PCO in an unserved rural barangay. Globe and Innove are each required to install 700,000 fixed lines as a condition to the grant of its PAs for the cellular and international gateway services. Globe has been in compliance since 1998. Innove (then known as Islacom) submitted a report in 2001 stating that it has complied with its obligations. On April 4, 2002, Innove received the certificate of compliance from the NTC for its wireline roll-out obligation.

Since 1997, the NTC has permitted additional communications companies to provide wireline services in certain service areas. In the future, the NTC may selectively authorize additional communication companies to provide wireline services, and could abandon the service area scheme entirely.

Our Licenses

The table below summarizes each major license that we currently hold:

Service	Type of License		Date Issued or Last Extended	Expiration Date	Action Being Taken
Globe
Wireless	CPCN	(1)	July 22, 2002	December 24, 2030	No action required
International Long Distance	CPCN	(1)	July 22, 2002	December 24, 2030	No action required
Interexchange Carrier	CPCN	(1)	February 14, 2003	December 24, 2030	No action required
VSAT	CPCN	(1)	February 6, 1996	February 6, 2021	No action required
Innove
Wireless	CPCN	(1)	July 22, 2002	April 10, 2017	No action required
Local Wireline	CPCN	(1)	July 22, 2002	April 10, 2017	No action required
International Long Distance	CPCN	(1)	July 22, 2002	April 10, 2017	No action required
Interexchange Carrier	PA	(2)	June 19, 2002	September 26, 2003	Motion for grant of a CPCN or an extension of its PA is currently pending with the NTC.

(1)	Certificate of Public Convenience and Necessity. The term of a CPCN is co-terminus with the franchise term.

(2)	Provisional Authority.

In July 2002, the NTC issued CPCNs to Globe and Innove (then known as Islacom). The CPCNs allow us to operate our respective services for a term that will be predicated upon and co-terminus with our congressional franchise under RA 7229. We were granted our permanent licenses after having demonstrated our legal, financial and technical capabilities in operating and maintaining wireless telecommunications systems, local exchange carrier services and international gateway facilities. Additionally, Globe and Innove exceeded the 80% minimum roll-out compliance requirement for coverage of all provincial capitals, including all chartered cities within a period of seven years.

Radio Frequency Allocation

EO 307, which came into effect on October 31, 2001, provides that 3G radio frequency spectrum and other parts of the radio frequency spectrum not yet allocated be allocated by auction, subject to the terms and conditions as approved by a three member joint committee. No date for the auction has yet been fixed, and this initiative is currently under review by the relevant regulatory authorities.

Reporting Requirements

Public communications entities are required to submit at least annual reports to the NTC, which include audited financial statements and other operating or performance data. Individual provisional authorities also require periodic reporting in order to monitor compliance with provisional authority conditions.

Interconnection

We must interconnect our network with other Philippine communications networks to connect local, domestic long distance and international long distance calls between our wireless and wireline subscribers and the customers of these other networks. Pursuant to EO 59 issued on February 24, 1993, authorized public communications carriers are required to interconnect with other carriers to create a fully integrated and accessible nationwide communications network.

The commercial terms of interconnection agreements are negotiated bilaterally between the various Philippine communications providers. In July 2000, the NTC issued Memorandum Circular No. 14-7-2000 (Implementing Rules and Regulations for the Interconnection of Authorized Public Telecommunications Entities) amending EO 59 and EO 109 and presenting a new set of guidelines for charging interconnection services.

RA 7925 mandates a fair and reasonable interconnection of facilities of authorized public network operators and other providers of communications services. It also requires that interconnecting operators pay an access charge to the operator terminating a telephone call under an agreement negotiated between the parties. Our interconnection agreements set the access fees applicable to carrying call traffic to and from other operators through the interconnection facilities and provide the procedures for routing calls through the providers’ respective networks. The rates that we pay and receive for local, domestic and international long distance calls placed by or to our wireless and wireline subscribers are negotiated individually with each of these operators.

In the event parties cannot resolve an interconnection dispute within 90 days from the commencement of negotiations, the aggrieved party may apply to the NTC for mediation of the dispute. If the parties cannot come to terms in the course of mediation, the NTC is authorized to determine the terms and conditions under which the interconnection (or additional interconnection) shall take place.

Tariffs and Pricing Limitations

RA 7925 instituted a partial deregulation of the rate setting process in the Philippines. In general, an operator may implement decreases in service rates, as well as introduce new rate plans which do not include a rate increase, upon notification to the NTC and to its subscribers. In addition, the NTC is authorized to establish ranges for rates for certain communications services where it deems there is sufficient competition, such as in international communications and wireless service. Operators of those services are free to set their rates within the established range upon notification to the NTC and their subscribers. Operators seeking to raise or lower rates above or below the established range for a certain service are required to obtain approval from the NTC prior to implementation. In general, the NTC approval process for rate increases involves public hearings in order to provide the general public and other affected parties with an opportunity to oppose the proposed higher rates; however, the process for rate reductions involves the publication of notices, submission of documents and correspondence and does not require a hearing.

Disputed Billing Requirements for Wireless Operators

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

We, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000 from the Regional Trial Court of Quezon City. The NTC appealed the issuance of the injunction to the Court of Appeals. On October 25, 2001, we received a copy of the decision of the Court of Appeals ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the wireless companies’ seeking relief before the NTC, which the Court of Appeals claims had jurisdiction over the matter. On November 7, 2001, we filed a Motion for Reconsideration. On February 15, 2002, the Court of Appeals denied our Motion for Reconsideration in respect of this ruling. On February 22, 2002, we filed a Petition for Review with the Supreme Court to annul and reverse the decision of the Court of Appeals. The Supreme Court, in its resolution dated September 9, 2002, denied the Petition for Review. On October 10, 2002, we filed a Motion for Reconsideration (with Motion to Consolidate) of the Supreme Court’s resolution. In the Motion, we sought the following: (1) the Petition be consolidated with Smart’s Petition, likewise pending with the Supreme Court since the two Petitions originated from the same RTC Civil Case and the same Court of Appeals case; (2) the Supreme Court resolution dated September 9, 2002 be reconsidered; and (3) Globe and Innove’s Petition in the Supreme Court be given due course. The Motion for Reconsideration has since been consolidated with the separate petition filed by Smart on the same matter. After initially denying the petition, the Supreme Court on September 2, 2003, overturned the Court of Appeal’s earlier dismissal of the petitions filed by SMART and Globe. In its 13-page decision, the Supreme Court said that the Quezon City trial court could hear and decide the case, contrary to the NTC’s argument. The Supreme Court has also since denied the NTC’s motion for reconsideration. In the event, however, that Globe is not eventually sustained in its position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form the Company would probably incur additional costs for carrying and maintaining prepaid subscribers in its network.

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

Currency Exchange Rate Adjustment

In order to partially compensate communications services providers in the Philippines for the depreciation of the Peso against the U.S. dollar, the NTC allows an operator to charge a Currency Exchange Rate Adjustment (CERA). Under the CERA mechanism, a communications operator, which at the time of application to the NTC had dollar or other foreign currency denominated debt, is allowed to adjust telephone tariffs to reflect Peso-U.S. dollar exchange rate fluctuations. After communications service providers are authorized by the NTC to adjust their tariffs according to the exchange rate adjustment mechanism, specific tariff adjustments pursuant to this mechanism need not be approved by the NTC. We received provisional authority to implement an exchange rate adjustment mechanism covering our wireline services on November 19, 1997 and our wireless services on April 1, 1998.

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

Ownership and Involvement by Non-Philippine Entities

Under the Philippine Constitution, non-Philippine citizens, and corporations or associations organized under law other than those of the Philippines or corporations or associations the capital of which is less than 60% owned by citizens of the Philippines are limited to ownership of up to 40% of the issued and outstanding capital stock of a public utility, including communications companies. In addition, non-Philippine persons cannot assume regular employment in a public utility, and representation of foreign ownership on the Board of Directors is limited, in proportion to their shareholdings. As of December 31, 2003, approximately 19% of our total issued and outstanding capital stock was owned by Singtel, a non-Philippine shareholder. Compliance with the Philippine ownership requirement is determined by the number of shares outstanding, without regard to share classes.

Limitation on Certain International Calling Practices

Certain international calling practices which are designed to hide the country of origin of an international call, such as “callback” services or international simple resale, are prohibited in the Philippines.

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

Industry

We believe that the Philippines represents an attractive environment in which to provide communications services, with an estimated population of approximately 82.3 million inhabitants as of December 31, 2003. In 2003, real GDP growth was 4.6% while annual GDP growth was 4.5% compared to the government’s projected GDP growth range of 4.9% to 5.8% for full year 2004. The inflation rate for December 2003 remained at the 3.1% level similar to 2002.

Wireless and wireline teledensities in the Philippines are low by international standards but have increased rapidly in recent years. As of December 31, 2003, the estimated teledensities for the Philippines reached 27% and 4% for wireless and wireline, respectively. The following table summarizes certain information for the Philippines and other selected countries as of the third quarter of 2003 and December 31, 2003:

	Population(1)	Wireless Teledensity(1)	Wireline Teledensity(1)
	(millions)%		%
Hong Kong	7	89	58
South Korea	48	69	49
Taiwan	23	112	57
Singapore	4	81	47
United States	291	52	67
Malaysia	25	41	20
Thailand	63	33	10
Philippines (2)	82	27	4
China	1,291	19	14
Indonesia	218	7	3

Sources:

(1)	Merrill Lynch Global Wireless Matrix for the Third Quarter of 2003 – Issued December 15, 2003.

(2)	Population data for the Philippines as of December 2003 and based on National Statistical Coordination Board; Philippine wireless and wireline teledensity based on our estimates and on a review of third party sources and publicly available information.

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

Historically, PLDT has been the predominant fixed line operator in the Philippines. As a result of the liberalization in the 1990s, numerous communications operators have entered the Philippine communications market. Including PLDT, there are currently ten major wireline operators, 11 international gateway facility operators and seven wireless service providers in the Philippines. We are a leading provider of wireless services and the second largest in terms of wireless subscribers.

Wireless Market

The Philippine wireless market has experienced rapid growth in recent years. Accordingly, the number of wireless subscribers increased from 1.7 million as of December 31, 1998 to approximately 22.5 million as of December 31, 2003. Over the past years, the great majority of cellular growth has taken place specifically within the digital GSM segment. In 2000, the number of wireless subscribers exceeded the number of lines in service for wireline service for the first time.

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

Wireless data services, primarily SMS or text messaging, have further contributed to the popularity of wireless communication in the Philippines. SMS usage in the Philippines is significantly higher than in most other countries. In addition, in order to attract new subscribers, mobile service providers in the Philippines provide a certain number of monthly free SMS messages to their subscribers. This has further increased the popularity of SMS messaging.

Communications service providers in the Philippines are not currently deploying any 3G wireless technology. However, Congress has recently awarded a cellular service franchise to CURE. CURE has applied to the NTC for a PA to offer 3G mobile communications services. The Philippine government has not indicated when and how it will carry out auction plans for 3G licenses. Seven wireless operators including us in the Philippines have been granted licenses to provide nationwide service. Wireless operators are free to choose the network technology that they wish to deploy.

The table below sets forth the technology deployed, the date of commercial launch and the reported number of subscribers as of the most recent date available for each wireless operator:

Wireless Operators	Year of Commercial Launch	Subscribers	Wireless System	Wireless Technology	GSM Operating Spectrum
Globe	1993/1994	7,358,039 [1]	Digital	GSM	20MHz
Innove*	1993	1,501,844 [1]	Digital	GSM	10MHz
Smart**	1994	10,080,112 [2]	Digital	ETACS/GSM	15MHz
Piltel**	1991	2,867,085 [2]	Analog/Digital	AMPS/CDMA	11MHz
Bayantel	Not applicable	Not applicable	Digital	GSM	10MHz
Extelcom	1991	No data available	Analog	AMPS	10MHz
Digitel	2003	500,000 [3]	Digital	GSM	10MHz

*	Wholly owned by Globe.

**	Affiliate of PLDT.

Sources:

(1)	Globe disclosures for the year ended December 31, 2003.

(2)	Disclosures of SMART and Piltel as of December 31, 2003. SMART decommissioned its analog network on Dec 31, 2002.

(3)	Based on our estimates and publicly available information.

Since 2000, the wireless communications industry has experienced consolidation. PLDT completed its acquisition of Smart in March 2000 and Globe acquired Innove (then known as Islacom) in June 2001. Currently, Smart and Globe are the two leading wireless operators in the Philippines, in terms of subscribers and revenues.

Bayantel obtained its GSM license for providing wireless services in August 2000, but has been delayed in rolling out its network due to litigation relating to the validity of its license. In August 2000, Digitel was granted a GSM license to offer digital wireless service on the 1800 MHz frequency band. Additionally, NEXTEL, although licensed for wireless trunked radio services, has also begun to offer call service connectivity to wireless and wireline users. Digitel began to build its network in 2000 and formally launched its wireless service under the brand name Sun Cellular in February 2003. Extelcom was granted a license to provide wireless services in 1991 and was granted additional spectrum. However, its subscriber base has been relatively small.

Wireline Voice Market

There are ten major wireline operators in the Philippines with licenses to provide local and domestic long distance service. PLDT is the dominant provider.

The Philippine wireline voice market has experienced modest growth in recent years with the number of lines in service increasing from 2.9 million in 1999 to approximately 3.4 million in 2003. The modest increase in lines of service or subscribed lines is a result of the wide availability and affordability of wireless services.

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

On March 10, 2003, the FCC ordered all U.S. facilities-based carriers to withhold payments of settlement rates to us and five other Philippine carriers until such time as the FCC issues a public notice stating otherwise. On March 11, 2003, the NTC issued an order directing all Philippine carriers not to accept traffic on direct circuits with U.S. facilities-based carriers who do not pay for services rendered and to take all necessary steps to collect payments for services rendered. However, commercial arrangements were concluded with U.S. facilities-based carriers that led to the lifting of the stop-payment order of the FCC. Based on the FCC order, U.S. facilities-based carriers are now required to resume payments for termination services. See Item 8: “Financial Statements —Legal Proceedings.”

Organizational Structure

Globe owns 100% of Innove. Innove is incorporated under the laws of the Philippines.

Property, Plant and Equipment

We lease space for most of our 81 wireless centers, 33 wireline centers and 2,580 cell sites throughout the Philippines. As of December 31, 2003, we also have 22 Mobile Switching Centers (‘MSC’) providing 9.1 million subscriber capacity, 15 Home Location Registers (‘HLR’) with a capacity of 12.6 million subscribers and 4 Short Messaging Service Centers (‘SMSC’) that are capable of handling 2,700 SMS Message Originating (‘MO’) transactions per second. We intend to lease additional space for cell sites and centers as we continue to expand our wireless network. Globe’s business centers and cell sites in strategic locations all over the country are generally in good condition and are covered by specific lease agreements with various lease payments, expiration periods and renewal options. Globe intends to acquire additional business centers and cell sites in the next 12 months whose lease payments, expiration periods and renewal options are undeterminable at this time.

In 1998, Globe purchased several floors of Pioneer Highlands Towers 1 and 2 to serve as its corporate headquarters which was renamed Globe Telecom Plaza. Globe Telecom Plaza is located at Pioneer Corner Madison Streets, Mandaluyong City. In November 2002, we completed construction of our Makati Host Exchange along Valero St., Makati City. We also lease additional office space in Ermita for our host exchange.

The infrastructure for Globelines fixed telephone service now includes six telephone host exchanges in Makati, Mandaluyong, Batangas, Cavite, Marikina and Iligan, ten remote switching units and seven PCOs. Globe and Innove together have also installed more than 1.5 million fixed lines.

For our international telephony business, we have five toll switching systems in our Ermita, Mandaluyong, Cavite, Batangas and Iligan host exchanges. We operate three international gateway facilities. Two international gateway switches are located in Metro Manila while the third is in Cebu. We have also invested in several submarine cable systems, in which we either own or lease a share of the systems’ total capacity.

We have a national transmission network that includes a microwave Synchronous Digital Hierarchy (‘SDH’) backbone that stretches from the northern part of Luzon to the southern part of Mindanao, supplemented by leased fiber optic networks in urban areas. Additionally, construction is ongoing for Globe’s Fiber Optic Backbone Network (‘FOBN’) to complement our microwave facilities and offer flexibility for future telecommunications technology including broadband, GPRS and data transmission.

In November of 2001, we inaugurated our first cable landing station, located in Nasugbu, Batangas to land the C2C cable network, a 17,000 kilometer long submarine cable network linking the Philippines to Hong Kong, Taiwan, China, Korea, Japan and Singapore. The C2C cable network is one of the largest networks in the Asia-Pacific region in terms of design capacity. This will enable us to lower our transmission cost for carrier services by enhancing our capacity. Globe has separately purchased capacity in the C2C cable network.

In November 2002, we completed construction of our Makati host exchange along Valero St., Makati City. In 2003, Innove entered into a sale and purchase agreement with PCI Leasing and Finance, Inc. covering the sale of condominium units and parking slots of the Innove Plaza (formerly the Globe-Isla Plaza, Innove’s principal office) also located at corner Samar and Panay roads, Cebu Business Park, Cebu City. Globe also has a technical center and telepark located at the IT Plaza in Lahug.

One of Globe’s key imperatives for 2004 includes accelerating network expansion to achieve increased population coverage. For 2004, Globe plans to construct 1,000 new cellsites, mostly in greenfield areas, in order to extend our coverage to 1,100 cities and municipalities by the end of the year. A significant portion of our planned 2004 capital expenditures of $350 million will be allocated for this purpose. Additionally, $260 million will be for new projects while the remainder relates to carry-over projects which we have started and have committed to in 2003 for completion in 2004. The 2004 capital expenditures program will be funded through internally-generated cash and debt financing in more or less equal proportion.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our audited consolidated financial statements and the related notes thereto, beginning on page F-1 of this annual report. Our financial statements have been prepared in accordance with Philippine GAAP, which differs in certain significant respects from U.S. GAAP. Note 25 of the notes to our audited consolidated financial statements provides a description of the significant differences between Philippine GAAP and U.S. GAAP as they relate to us and reconciliations of net income and stockholders’ equity and certain balance sheet items to U.S. GAAP for the periods and at the dates presented. You should also read the information under “Forward-Looking Statements” for special information about our forwardlooking information.

Unless otherwise indicated, the financial results of Innove have been consolidated since June 27, 2001. Data for the year ended December 31, 2000 and prior years reflects only the performance of Globe. Since we did not consolidate the financial results of Innove until after June 27, 2001, our historical, pre-acquisition financial information discussed in this section may not be indicative of our future performance. Prior to the June 27, 2001 acquisition of Innove, Globe had no subsidiaries, so there was no difference between our consolidated and unconsolidated operating results and financial condition.

Introduction

We are one of the two leading providers of wireless communications services in the Philippines. With approximately 8.9 million wireless subscribers at December 31, 2003, we account for around 40% of the total wireless subscribers in the country. We also offer wireline voice communications and data transmission services, domestic and international long distance communications services and carrier services. Our wireless service revenues accounted for 90% of our net service revenues of (Peso)47,534.5 million ($855.2 million) in 2003. We are listed on the PSE and included in the Philippine Composite Index. As of December 31, 2003, we had a market capitalization of (Peso)120.3 billion ($2.2 billion).

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

We have achieved significant revenues and earnings, consistent operating margins and a strong balance sheet. Our net operating revenues increased from (Peso)35,403.4 million in 2001 to (Peso)45,800.4 million ($860.3 million) in 2002 to (Peso)49,477.9 million ($890.1 million) in 2003. Net service revenues registered an increase of 19.5% from (Peso)39,761.3 in 2002 to (Peso)47,534.5 million ($855.2 million) in 2003. Our net income, likewise, increased from (Peso)6,918.2 million in 2002 to (Peso)10,345.3 million ($186.1 million) in 2003. Our financial results registered increases due to the strong performance of the wireless services.

On June 27, 2001, Innove (then known as Islacom) became a wholly-owned subsidiary of Globe. The combination involved the issuance of Globe’s common and preferred shares to Innove’s shareholders in exchange for 100% of the issued and outstanding stock of Innove. The transaction was accounted for under the purchase method of accounting. As a result, the financial results of Innove have been consolidated since June 27, 2001. Prior to 2001, we did not have any consolidated subsidiaries. On August 7, 2003, the NTC approved the joint application of Globe and Innove for authority to sell and transfer Globe’s wireline voice and wireline data services to Innove. On August 21, 2003, the Philippine SEC approved the change in name of Islacom to Innove Communications, Inc. The change in name is part of Globe’s strategy to integrate all of its wireline services under Innove. In the same month, the NTC approved the legal transfer of Globe’s wireline business authorizations, properties, assets and obligations to Innove. The NTC also approved the common usage, operations and maintenance of the network elements of both Globe and Innove to ensure the smooth transfer of its services and prevent disruptions in interconnection with other carriers during the transition. Pursuant to the approval granted by the NTC, the wireline business of Globe was integrated into Innove on September 30, 2003. Effective October 1, 2003, all wireline voice and data services were consolidated under Innove. Innove remains a wholly-owned subsidiary of Globe.

Net Operating Revenues

Our gross operating revenues are driven primarily by subscriber levels, usage and prices charged for each service that we offer.

Our wireless subscribers increased to approximately 8.9 million in 2003 from 6.6 million at the end of 2002. The increase in wireless subscribers was due primarily to increased marketing and subscriber acquisition efforts. Our wireline subscribers increased from 223,249 at the end of 2002 to 261,254 at the end of 2003. The increase in wireline subscribers was due to lower churn and improved subscriber acquisition efforts.

Rapid subscriber growth has been accompanied by increasing usage of our services.

As part of our strategy to increase our subscriber growth and in response to increased competition, we have reduced rates for our wireless services in recent years. The reduction in wireless rates was partially offset by a reduction in free SMS text messaging in 2001 and the introduction of a load-based free SMS scheme for prepaid subscribers. Despite the rate pressures, we have rapidly increased net operating revenues and net income through continued subscriber growth and higher call traffic.

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

In this annual report, we also discuss gross service revenues and net service revenues. Gross service revenues represent gross operating revenues net of non-service revenues. Net service revenues represent gross service revenues net of payouts to domestic and foreign carriers and net of bonus airtime credits, discounts and promotions credited to subscriber bills. Non-service revenues consist of the proceeds from the sale of handsets, SIM cards and accessories, net of promotional discounts on prepaid calling cards. Wireless service revenues include one-time registration fees, monthly subscription fees, airtime revenues net of interconnection charges and revenues from value-added services. Effective June 2003, service revenues were stated net of prepaid call card discounts to dealers from volume purchases. Prepaid call card discounts were previously deducted from non-service revenues.

The interconnection charges we paid increased, as a percentage of gross service revenues, to 20% in 2003 from 19% in 2002. The increase in interconnection charges as a percentage of gross service revenues in 2003 compared to 2002 was primarily due to increased payouts to other network operators related to SMS transactions, increase in settlement rates and higher calls terminating to other networks.

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

Our results of operations can be significantly affected by subscriber deactivations, known as churn. Globe’s postpaid and prepaid wireless average monthly churn rates were 2.4% and 2.3%, respectively, in 2002 and 2.7% and 3.3%, respectively in 2003. The increase in average monthly churn rates was primarily due to aggressive subscriber acquisition efforts from our competitors. We launched Touch Mobile wireless prepaid service on September 12, 2001 and its average monthly churn rate was 2.7% in 2002 and 6.7% in 2003.

Our wireline average monthly churn was 1.6% in 2003 and 2.6% in 2002 on a consolidated basis.

Net Operating Revenues by Line of Business

The following table shows our net operating revenues for each of our businesses for the periods indicated below.

	Year Ended December 31,
	2001 [6]		2002 [6]		2003
	(in millions of Pesos, except percentages)
Net operating revenues from:
Service revenues (7)
Wireless(1)	24,230.4	68.4%	35,185.6	76.8%	42,593.3	86.1%

Voice	17,926.4	50.6%	22,608.9	49.4%	27,904.6	56.4%
Data	6,304.0	17.8%	12,576.7	27.5%	14,688.7	29.7%
Wireline voice(2)	3,010.8	8.5%	3,491.5	7.6%	3,501.7	7.1%
Wireline data(3)	994.00	2.8%	1,084.2	2.4%	1,439.5	2.9%

Net service revenues(4)	28,235.2	79.8%	39,761.3	86.8%	47,534.5	96.1%
Non-service revenues(5)	7,168.2	20.2%	6,039.1	13.2%	1,943.4	3.9%

Net operating revenues	35,403.4	100.0%	45,800.4	100.0%	49,477.9	100.0%

(1)	Wireless net service revenues include: (1) fixed monthly charges plus charges for local calls in excess of the free minutes for various Globe Handyphone postpaid plans, including currency exchange rate adjustments, or CERA; (2) airtime fees from the prepaid card service (Globe Prepaid Plus and Touch Mobile) less, a) bonus credits and marketing promotions, credited to subscriber billings and, b) call card discounts recognized upon the earlier of (i) actual usage of the airtime value of the prepaid card or (ii) expiration of the unused value of the prepaid card, which occurs between 2 and 60 days after activation depending on the card denomination; (3) revenues generated from international and national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees on promotional airtime call cards prior to August 1, 2002) to other carriers; and (4) revenues from value-added services, mainly SMS messaging (in excess of free SMS allocations) and (5) interconnection fees (including interconnection fees on promotional airtime call cards prior to August 1, 2002) to other carriers.

(2)	Wireline voice net service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from international and national long distance calls made by the postpaid and prepaid wireline subscribers and payphone customers net of prepaid and payphone call card discounts; (4) payphone revenues from local, national and international calls; and (5) revenues from value-added services. Interconnection fees to other carriers are excluded from net service revenues.

(3)	Wireline data net service revenues consist of revenues from: (1) international and domestic leased lines; (2) telex services; (3) internet services; and (4) other wholesale transport services. On September 30, 2003, Globe discontinued its telex services.

(4)	Net service revenues represent net operating revenues net of non-service revenues.

(5)	Non-service revenues consist of the proceeds from the sale of handsets, SIM cards and accessories.

(6)	Prior period segment revenues were restated to conform to the new composition of Globe’s consolidated reportable segment.

(7)	Effective June 2003, service revenues were restated net of prepaid call card discounts. Prepaid call card discounts were previously deducted from non-service revenues. Prior years’ service and non-service revenues were restated for comparative purposes only.

Effective January 1, 2003 we redefined the role of our carrier business from a strategic business unit with profit and loss accountability to a support group to our wireless and wireline businesses. International long distance and national long distance service revenues, previously reported under the carrier business and allocated using the prior access charging or transfer pricing methods, but attributable to the wireless and wireline voice businesses are now reported under the income statements of the respective businesses.

Prior to 2000, we used the prior access charging method wherein the carrier business group retained all collections except for international settlement rates paid to foreign communications companies and domestic access charges allocated to the wireless or wireline group (depending on which group originated the call) for each call generated by a wireless or wireline subscriber. In January 1, 2000, we changed from access charging to transfer pricing to allocate outgoing international long distance revenues among our wireless, wireline and carrier business groups to improve the monitoring of business group performance. Under the transfer pricing method, the wireless or wireline group (depending on which group originates the call) retained all collections while the carrier group prepared transfer prices to reflect current market rates of terminating calls with foreign operators.

Since 2001, prepaid wireless service revenues have accounted for an increasingly larger proportion of total wireless services revenues, as shown in the following table:

	Year Ended December 31,
	2001	2002	2003
Postpaid wireless service revenues	32.9%	27.8%	27.8%
Prepaid wireless service revenues	67.1%	72.2%	72.2%

Total wireless service revenues	100.0%	100.0%	100.0%

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

The NTC issued a new circular in 2000 which, among other things, would require operators to extend the validity of the standard prepaid cards for wireless services from two months to two years and change the billing policy from a per-minute to a six second per pulse basis. Both proposed measures are being challenged by several Philippine mobile communications service providers, including us, in legal proceedings instituted in the Philippines. In the event we do not succeed in challenging the validity of the circular, the implementation of the new billing requirements, in their current form, could significantly increase our operating expenses and lower our revenue per subscriber and could have a significant adverse effect on our profitability. See Item 3. “Key Information —Risk Factors — If the new billing requirements issued by the NTC are implemented in their current form, we could suffer significant adverse financial effects” and Item 4. “Information on the Company — Regulation.”

Operating Expenses

Our operating expenses consist primarily of cost of sales, services and others, staff costs, selling, advertising and promotions expenses, rent, repairs and maintenance, utilities, supplies and other administrative expenses. Cost of sales reflects our costs of handsets, phone kits, SIM packs and accessories. Services and others include primarily professional and management fees, costs of security and other contractual services and taxes and licenses. Our operating expenses as a percentage of net service revenues has continued to decline primarily due to better management of costs and substantial growth in our revenues.

Deferred Charges

Prior to January 1, 2003, expenditures relating to projects under the PAs discussed in Note 1 in our consolidated financial statements, consisting of business development and start-up costs, net of incidental revenues, were deferred. These were amortized over a period of ten years from the start of commercial operations of the respective projects. We adopted SFAS 38/IAS 38, Intangible Assets, effective January 1, 2003. As a result of the adoption, we charged our unamortized preoperating expenses as of January 1, 2003 to our beginning retained earnings. The change in accounting policy has been accounted for retroactively and the comparative consolidated financial statements have been restated to conform with the benchmark treatment of a change in accounting policy. The change increased our consolidated net income by (Peso)73.6 million($1.3 million), net of related tax of (Peso)31.3 million($0.6 million), for the years ended December 31, 2003, 2002 and 2001, representing the amortization that would have been charged for these periods. Retained earnings as of January 1, 2003 have been reduced by (Peso)242.21 million ($4.4 million)(net of related deferred income tax of (Peso)104.8 million ($1.9 million)), consisting of unamortized preoperating expenses as of adoption date.

Income Taxes

We are subject to the higher of the minimum corporate income tax or MCIT, equivalent to 2% of gross income as defined under applicable laws or the regular corporate income tax of 32% or RCIT. The MCIT payments may be carried forward and credited against our RCIT liabilities within the next three years. Also, Globe and Innove are entitled to a net operating loss carryover or NOLCO, which allows Globe and Innove to offset such loss against their respective taxable income within three years following the year when the loss was incurred. For the year ended December 31, 2000, Globe had fully utilized both the MCIT carry forward and NOLCO arising from 1998 and 1999 operations due to the increase in taxable income. As of December 31, 2003, Innove had total deferred tax assets in the amount of (Peso)2.2 billion. We perform a yearly review of the realizability of deferred tax assets. In prior years, Innove provided a full valuation allowance on deferred tax assets due to recurring losses that limited the realization of the available tax benefits. In 2003, Innove reversed a portion of valuation allowance amounting to (Peso)903.28 million based on our management’s assessment of the realizability of deferred tax assets. Such assessment was based on positive results of operations in 2003, as well as an anticipation of sustained profitability in the foreseeable future.

Also in 2003, Innove applied (Peso)3.7 billion of its available NOLCO as deduction from its taxable income. For the year ended 2003, Globe’s provision for current and deferred income tax amounted to (Peso)1,469.9 million or an effective tax rate of 18% of net income before share in Innove’s net income before tax. In 2002, Globe’s provision for current and deferred income tax was (Peso)2,117.7 million, or 18% of income before income tax and share in Innove’s net losses. The lower effective tax rate compared to the 32% statutory rate is due to the income tax relief provided by the three-year income tax holiday (‘ITH’) incentive on our wireless expansion program (Phase 8 expansion program) registered with the Philippine Board of Investments (‘BOI’). Phase 8 of our expansion program was granted “pioneer status” by the Philippine BOI and entitled Globe to an ITH for three years from May 2002 or from the actual start of commercial operations, whichever is earlier, but in no case earlier than the date of registration. Application of the ITH commenced on April 1, 2002, the date when Phase 8 expansion program was placed in commercial operations. Only income from Phase 8 expansion is entitled to the ITH. The availment of the ITH resulted to an increase in basic earnings per share of (Peso)7.18 and (Peso)10.16 in 2003 and 2002, respectively.

Starting January 1, 2003, we recognized income from SIM packs and prepaid card sales at point of sale for income tax reporting purposes. The change in tax treatment is consistent with a proposed tax regulation that will prescribe outright taxation on sales of SIM packs and prepaid cards by telecommunications companies.

Critical Accounting Policies

The following statements on critical accounting policies include accounts of Globe and its wholly-owned subsidiary, Innove Communications, Inc. (collectively referred to as ‘Globe Group’).

Philippine GAAP

Note 2 of the notes to our audited consolidated financial statements include a summary of the significant accounting policies and methods used in preparation of our financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. Actual results could differ from these estimates.

We believe the following represent our critical accounting policies that are most critical in understanding and evaluating our reported financial results:

Revenue Recognition

We provide wireless communication services and wireline voice communication services under postpaid and prepaid payment arrangements. Revenue is stated at amounts invoiced and accrued to customers taking into consideration the bill cycle cut-off (for postpaid subscribers) and charged against preloaded airtime value (for prepaid subscribers) and exclude value added tax and overseas communication tax. Our revenues principally consist of: (1) per minute airtime and toll fees for local, domestic and international long distance calls excluding any usage of call cards, originally given as promotional airtime call cards prior to August 1, 2002 (for Globe Prepaid Plus and Touch Mobile) less a) bonus credits and marketing promotions credited to subscriber billings and b) call card discounts, recognized upon the earlier of (i) actual usage of the airtime value of the prepaid card and (ii) expiration of the unused value of the prepaid card, which occurs between 2 and 60 days after activation depending on the card denomination; (2) revenues from value added services such as text and multimedia messaging, content downloading and infotext services; (3) fixed monthly service fees (for postpaid wireline and wireless subscribers); (4) proceeds from sale of handsets and phonekits, subscriber identity module (SIM) cards and other phone accessories; and (5) one-time registration fees (for wireless subscribers) and one-time fixed line service connection (for wireline voice subscribers). Revenue is recognized when there is evidence of an arrangement, collectibility is reasonably assured and the delivery of the product or service has occurred. Our net operating revenues are net of payouts to other carriers, free usage allocations, bonus airtime credits (for prepaid subscribers), and discounts and promotions credited to the subscriber bills (for postpaid subscribers).

Postpaid service arrangements include fixed monthly charges, which are recognized over the subscription period on a pro-rata basis. Telecommunication services provided to postpaid subscribers are billed throughout the month according to the bill cycles of subscribers. As a result of bill-cycle cut-off, service revenues earned but not yet billed at end of the month are estimated and accrued. These estimates are based on actual usage less estimated free usage using historical ratio of free over billable usage.

Proceeds from the sale of prepaid cards or airtime value through OTA reloading services are deferred and realized upon actual usage of the airtime value for voice and SMS services and net of free SMS service allocation, or expiration of the unused value, whichever comes earlier, excluding the airtime value of free call cards given to dealers as promotional items up to August 2002. Starting August 1, 2002, we discontinued the practice of issuing promotional airtime call cards to dealers. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

We also provide wireline data communications services. Revenue on wireline data communications services include monthly service fees, recognized as earned over the subscription period on a pro-rata basis.

Payphone service revenue is recognized when the service is provided.

Inbound revenues and outbound charges are accrued based on actual volume of traffic monitored by us from the switch. These are based on agreed transit and termination rates and revenue share with other foreign and local carriers and content providers. Inbound revenues represent settlements received from telecommunications providers who sent traffic to our network, while outbound charges represent settlements to telecommunication providers for traffic originating from our network. Adjustments are made to the accrued amount for discrepancies between the traffic volume per our records and per records of the other carriers. The adjustments are recognized as they are determined and are mutually agreed by the parties.

Proceeds from sales of handsets, phonekits, SIM cards/packs and other phone accessories are recognized upon delivery of the products or services.

Under Philippine GAAP, related costs incurred in connection with the acquisition of subscribers are charged to operations. Subscriber acquisition costs, which primarily include commission, handset subsidy and marketing expenses are charged to operations in the year in which they are incurred. Handset subsidy represents the difference between the book value of handsets and SIM cards shown under cost of sales and the corresponding selling price to a subscriber shown under non-service revenues.

Promotions credited to subscriber bills, bonus airtime credits and discount are recorded as a reduction to revenue while subscriber retention costs consisting mainly of free handsets are charged to marketing expense.

Impairment review of property and equipment

We assess the impairment of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

Under Philippine GAAP, whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized. The recoverable amount is the higher of an asset’s net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs. Our cash-generating unit is the combined wireless and wireline asset group of Globe and Innove. This asset grouping is predicated upon the requirement contained in the E.O 109 and RA 7925 requiring licensees of cellular and IGF services to provide 400,000 and 300,000 LEC lines, respectively, as condition for the grant of such licenses.

In 2003, Globe wrote-off certain cable systems and radio equipment with net book values amounting to (Peso)177.7 million ($3.2 million) due to technological and regulatory factors.

Globe has separately purchased capacity in the C2C cable network and has invested in a cable landing station located in Nasugbu, Batangas. Notwithstanding Innove’s full provision against its equity investment in the holding company, Globe recognizes the long-term benefits of its purchased capacity in the C2C cable network and its investment in the cable landing station. Aside from servicing the network requirements of Globe and Innove, the Company has started benefiting from savings on lower bandwidth costs.

C2C is a private cable company with a network reaching 17,000 kilometers that links China, Hong Kong, Japan, Singapore, South Korea, Taiwan, Philippines and the U.S.A. The C2C cable network started full commercial operations in March 2002.

The shutdown of wireless assets of Innove which cannot be integrated to the Globe network in 2002, resulted in Innove’s recognition of losses on retirement of property and equipment amounting to (Peso)2.2 billion in 2002 which approximates the adjustment/revision in depreciation estimates to reflect the appropriate estimates for the shortened useful life of the assets.

There can be no assurance that there will be no further material impairment charge in the future.

Allowance for probable losses on property and equipment

We provide allowance for probable losses on property and equipment resulting from the conduct of physical inventory count. An allowance for obsolescence is also provided based on the observed condition of the assets during the count. Our major provisions for probable losses on property and equipment were specifically tied up with the identified issues related to physical count variance and various asset confirmation activities conducted with the respective accountable units during the year. Our total provision for probable losses on fixed assets amounted to (Peso)128.6 million ($2.3 million).

Review of estimated useful lives of property and equipment

We review annually the estimated useful lives of property and equipment based on factors that include assets utilization, technological changes, environmental and anticipated use of the assets tempered by related industry benchmark information. In 2003 and 2002, as a result of periodic review of the estimated useful lives and depreciation method applied to certain items of property and equipment, our management came to the conclusion that there has been a significant change in the expected pattern of economic benefits from certain telecommunications equipment. After a comprehensive review of the estimated useful lives of our telecommunications equipment and given known industry trends during the time of the review, we prospectively revised the remaining useful lives of certain telecommunications equipment from an average of 3-20 years to 3-10 years in 2002. Subsequently, certain telecommunications equipment was also subjected to a reduction in estimated useful lives, from 10 years to 3-5 years starting 2003. These changes have been accounted for as a change in accounting estimates. The change in the remaining useful life of certain telecommunication equipment has increased the depreciation expense by (Peso)220.5 million ($4.0 million) and (Peso)1,147.5 million for the years ended December 31, 2003 and 2002, respectively.

Foreign currency transactions and capitalization of exchange losses

Our transactions denominated in foreign currencies are recorded in Pesos based on the exchange rate prevailing at transaction date. Foreign currency-denominated monetary assets and liabilities are translated to Pesos at exchange rates prevailing at balance sheet dates. We recognize foreign exchange differentials between transaction rate and rate at settlement date or balance sheet date of unhedged foreign currency-denominated monetary assets or liabilities are credited or charged to current operations, except those pertaining to foreign currency-denominated liabilities related to the acquisition of property and equipment.

Foreign exchange gains and losses arising from the remeasurement of foreign currency liabilities used to finance the acquisition of property and equipment are not recognized in our consolidated statements of income when incurred but are added to or deducted from the carrying amount of the related property and equipment accounts on our consolidated balance sheets and then amortized as depreciation expense based on the remaining estimated useful life of the related property and equipment account. This treatment of foreign exchange losses is still allowed under Philippine GAAP until December 31, 2004. The consolidated foreign exchange differentials capitalized to property and equipment accounts consisted of foreign exchange losses of (Peso)917.9 million ($16.5 million) in 2003. SFAS 21/ IAS 21, The Effects of Changes in Foreign Exchange Rates, provides certain restriction in allowing the capitalization of foreign exchange differentials.

SFAS 21/IAS 21 will become effective for financial statements covering the periods beginning on or after January 1, 2005. Accordingly, under this standard, we will no longer be able to capitalize foreign exchange differential effective January 1, 2005. On such date any remaining balance of the capitalized foreign exchange losses, net of foreign exchange losses that qualify as borrowing costs and income tax effect will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated. As of December 31, 2003, we had net cumulative foreign exchange losses included in our property and equipment accounts amounting to (Peso)5,476.1 million ($98.5 million), net of accumulated depreciation of (Peso)2,133.6 million ($38.4 million). The estimated undepreciated foreign exchange losses that qualify as borrowing cost amounted to about (Peso)614.0 million ($11.0 million) as of December 31, 2003.

Upon the completion of the business combination with Innove in 2001, Globe Telecom recorded the new cost basis for Innove’s assets and liabilities arising form the allocation of the purchase price over the fair value of Innove’s net assets. The balance of foreign exchange losses amounting to (Peso) 3,894.7 million capitalized by Innove as part of property and equipment prior to the business combination and other fair market value adjustment amounting to (Peso)434.1 million formed part of Globe Telecom’s new cost basis of Innove’s property and equipment as of June 30, 2001. As of December 31, 2003, the net book value of the capitalized foreign exchange losses and other fair value adjustments forming part of the new cost basis of Innove’s property and equipment amounted to (Peso)2,512.4 million ($45.2 million) and (Peso)232.0 million ($4.2 million), respectively.

The value of the Peso has depreciated against the U. S. dollar since 1997. As a result, to the extent that the foreign exchange risks on our U.S. dollar borrowings were not hedged, we incurred net foreign exchange losses of (Peso)482.91 million, (Peso)960.5 million and (Peso)1,234.3 million ($22.2 million) for the years ended December 31, 2001, 2002 and 2003, respectively.

Financial Instruments

We enter into short-term deliverable and non-deliverable currency forward contracts to manage our exchange exposure related to short-term foreign currency-denominated monetary assets and liabilities. We also enter into structured currency forward contracts where call options are sold in combination with such currency forward contracts.

For certain long-term foreign currency-denominated loans, Globe enters into long-term currency swap contracts to manage its foreign currency and interest rate exposures. Such contracts are sometimes entered into in combination with options. Globe also sells currency options as cost subsidy for outstanding currency swap contracts.

Globe also enters into interest rate swap contracts to manage its interest rate exposure on underlying floating-rate, foreign currency-denominated long-term debts. Globe also enters into short-term interest rate swaps to manage its exposure on short-term floating rate peso investments.

Under Philippine GAAP, translation gains or losses on these currency forward and swap contracts are computed by multiplying the notional amounts by the difference between the exchange spot rates prevailing on the balance sheet date and the exchange spot rates on the contract inception date (or the last reporting date). The resulting translation gains or losses on the currency forward contracts are offset against the translation losses or gains on the underlying foreign currency-denominated monetary assets and liabilities. The resulting translation gains or losses on the currency swap contracts are offset against the translation losses or gains on the underlying foreign currency-denominated loans. The related revaluation amounts on the translation of currency forward and currency swap contracts are included in “Deferred charges and others” account in the consolidated balance sheets, including the carrying amounts of forward premiums or discounts which are amortized over the term of the related contracts. Swap costs accruing on long-term currency swap contracts that are currently due to or from the swap counterparties are charged to current operations.

The mark-to-market gains or losses on these contracts are not considered in the determination of consolidated net income but are disclosed in the related notes to consolidated financial statement. The estimated unrealized mark-to-market gain as of December 31, 2003 on our outstanding derivatives amounted to (Peso)903 million ($16 million) based on mark-to-market valuation provided by counterparty banks.

Integration of Wireline Business

On August 7, 2003, the NTC approved the legal transfer of our wireline business authorizations, properties, assets and obligations to Innove. Pursuant to the approval granted by the NTC, the wireline business of Globe Group was integrated into Innove on September 30, 2003. The wireline net assets transferred to Innove on September 30, 2003 were recorded in Innove at the carrying amounts in our books. The net effect of the transfer amounting to (Peso)286 million ($5.1 million) consisting of a) the excess of the carrying amounts of the net assets transferred over the agreed considerations of (Peso)652 million ($11.7 million); and b) the reversal of deferred tax liabilities related to the net assets transferred to Innove of (Peso)366 million ($6.6 million) was recorded as an increase in Investment in Innove by Globe and as an increase in additional paid-in capital by Innove in accordance with the accounting standards for transfer between related parties under common control. The net increase in investment in Innove of Globe and additional paid-in capital of Innove was adjusted subsequently in the fourth quarter of 2003 for the effect of curtailment resulting from our wireline employees transferred to Innove.

Investments

Investments in shares of stock where our ownership interest is less than 20% or where control is likely to be temporary are stated at cost. When there is a significant and apparently permanent decline in the value of an individual investment, such investment is written down to recoverable value. We also perform an impairment review in investments in shares of stock when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

Innove had a 4.25% ownership in C2C Holdings consisting of 20 million Class A shares at an acquisition cost of $17.26 million. C2C is a private cable company with a network reaching 17,000 kilometers that links China, Hongkong, Japan, Singapore, South Korea, Taiwan, the Philippines and the U.S. The C2C cable network started full commercial operations in March 2002.

In 2003, Innove recognized a full provision for its equity investment in C2C Holdings amounting to (Peso)895.6 million ($16.1 million). The provision was made following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the cable network assets of C2C until the end of its economic useful life and after considering the increased potential risk to restructuring of C2C’s debt. This is considered an independent market study commissioned to revalidate the bandwidth market potential and its effect on C2C Holdings.

Investments in bonds and Dollar-Linked Peso Notes (‘DLPN’) are carried at amortized cost using straight line method less any provision for permanent impairment in value.

Allowance for Doubtful accounts

We maintain allowances for doubtful accounts at a level considered adequate to provide for potential uncollectible receivables. The level of this allowance is evaluated by our management on the basis of factors that affect the collectibility of the accounts. These factors include, but are not limited to, the length of our relationship with the customer, the customer’s payment behavior and known market factors. We review the age and status of receivables, and we identify accounts that are to be provided with allowances on a continuous basis. We provide full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless and wireline subscribers. We also provide full allowance for individual business wireless subscribers with outstanding receivables that are past due by 90 and 120 days, respectively. As an overriding policy, full allowance is provided for residential and business wireline subscribers with outstanding receivables that are past due by 90 and 150 days, respectively.

We have a general policy of providing a full allowance for net international and national traffic settlement receivables which are not settled within ten months from transaction date and after a review of the status of settlement with other carriers and the key factors driving the settlement. A majority of our local traffic settlement receivables have been resolved through various arrangements with carriers such as renegotiated payment schedules and the resolution of disputed receivables in the normal course. Our net receivables from U.S. based carriers have not been subjected to the normal policy of providing allowance for receivables not settled within ten months as we believe that the non payment is not due to a credit risk but is a normal response to the stop payment order issued by the FCC. As discussed in Note 20 to our consolidated financial statements, the FCC has lifted such stop payment order on January 26, 2004. We have started receiving various payments from these carriers after the lifting of the stop payment order.

Provision for probable losses

We recognize provisions only when we have a (a) present obligation (legal or constructive) as a result of a past event; and (b) it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation. Our provisions relate to various pending regulatory claims and assessments. These provisions are regularly reviewed by our tax management group based on their latest assessment and the status of outstanding tax issues. In 2003, we recognized provisions amounting to (Peso)157.2 million ($2.8 million) net of reversals of (Peso)116.5 million ($2.1 million). The information usually required by SFAS 37/IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, is not disclosed on the grounds that it can be expected to prejudice the outcome of these claims and assessments. These matters are still being resolved.

Income taxes

We recognized deferred tax assets and liabilities for (a) the future tax consequences attributable to differences between the financial reporting bases of assets and liabilities and their related tax bases; and, (b) the carryforward benefits of the excess of the minimum corporate income tax (‘MCIT’) over regular corporate income tax and net operating loss carryover (‘NOLCO’). Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and the carryforward benefits of the MCIT and NOLCO are expected to be realized. We provide a valuation allowance when it is more likely than not that the tax benefits of temporary differences giving rise to deferred income tax assets will not be realized through income tax deductions in the near future. Such valuation allowance is reviewed on a regular basis and is reversed depending on management’s latest assessment of the realizability of the related tax benefits. Any change in the valuation allowance on deferred tax assets is included in the computation of the deferred income tax for the year. In 2003, Innove reversed a portion of valuation allowance amounting to (Peso)903.3 million ($16.3 million) based on management assessment of the realizability of its deferred tax assets. Such assessment was based on positive results of operations in 2003, as well as an anticipation of sustained profitability in the foreseeable future to the extent that this can be objectively verified.

U.S. GAAP

We also prepare reconciliation of the Globe Group’s net income, earnings per share and stockholder’s equity between Philippine GAAP and U.S. GAAP. Following are U.S. GAAP accounting policies applicable to us. This discussion should also be read in conjunction with the description of the Globe Group’s U.S. GAAP accounting policies and other U.S. GAAP-related disclosures provided in Note 25 to our consolidated financial statements.

Foreign Exchange Differentials

Under U.S. GAAP, foreign exchange differentials are recognized in the statements of income in the period incurred. U.S. GAAP does not allow capitalization of foreign exchange differentials.

Asset Retirement Obligation

Under U.S. GAAP, Financial Accounting Standards (‘FAS’) 143, “Accounting for Asset Retirement Obligations”, the fair value of legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset are required to be recognized in the period in which it is incurred. This statement is effective for fiscal years after June 15, 2002. The Globe Group adopted this statement in 2003. Previously, we did not recognize amounts related to asset retirement obligations. Under the new accounting method, we now recognize asset retirement obligations specifically for long-lived assets on leased property in the period in which they are incurred if a reasonable estimate of fair value of the obligation can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset.

We are legally required under various contracts to dismantle the installations and restore the leased sites to its original condition at the end of the contract period. Estimated dismantling cost is based on the prevailing contractor’s gross price. We recognized the fair value of the liability for these obligations and capitalized the present value of these costs as part of the balance of the related property and equipment accounts, which are being depreciated on a straight-line basis over the useful life of the related asset or the contract period, whichever is lower. Since a reasonable and reliable estimate of market risk premium is not obtainable, fair value is assumed to be the present value of the obligations. The fair value and present value of dismantling costs is computed based on an average credit adjusted risk free rate of 13%. Since expected dismantling dates are not fixed, we assume that dismantling activities will occur at the end of the life of the assets constructed on the leased cell site to maximize its investment on the capitalized expense through entering into a lease contract that is not shorter than the estimated useful life (‘EUL’) of the assets (or if shorter, will provide for renewal options). As of December 31, 2003, the EUL of all assets was 10.7 years.

Under U.S. GAAP, as of December 31, 2003, our asset retirement obligation amounted to (Peso)519.3 million ($9.3 million).

Accounting for Up-front, Nonrefundable Fees

Under U.S. GAAP, “Staff Accounting Bulletin 101”, up-front and non-refundable fees received from subscribers are deferred and amortized over the expected term of the customer relationship. Previously these fees were amortized over six years for postpaid wireless subscribers and over four years for fixed line services. In 2003, based on the result of our review of the current estimated subscriber relationship term, the expected term of subscriber relationship was four years for postpaid wireless services and three years for wireline services. The change was accounted for as a change in accounting estimate. The expected term of subscriber relationship is determined based on the average churn rates for the past three years. Beginning July 2003, one-time registration and installation fees on new service contracts entered into are in accordance with the provisions under Emerging Issues Task Force (EITF) 00-21.

Accounting for Revenue Arrangements with Multiple Deliverables

Under U.S. GAAP, EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, requires that arrangements involving delivery or performance of multiple products, services, and/or rights to use the assets should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The Globe Group adopted this pronouncement effective July 1, 2003. The Globe Group determined that certain types of sale of wireless services that are bundled with package rate plans and handsets constitute revenue arrangements with multiple deliverables. These types of sales include prepaid service simpack, prepaid phonekit and postpaid plan packages. The prepaid service simpack sales include airtime. The arrangement consideration received for the airtime services is recognized as revenue when earned. The remainder of the proceeds from simpack sales are allocated as activation revenue and are recognized over the average subscriber relationship period. The wireless postpaid plan and prepaid phonekit packages are sold with handsets. Arrangement consideration received for the handset is recognized as handset sales when the handset is delivered and accepted by the subscriber. Arrangement consideration received for the wireless service is recognized as service revenues when earned. No activation fee is charged on postpaid plans and prepaid phonekit packages.

The Globe Group determined that certain types of sale of wireline services that include installation fees, monthly service fees and sale of basic access/telephone units constitute revenue arrangements with multiple deliverables. Upon adoption of EITF No. 00-021, the Globe Group began recognizing installation fees as part of the total arrangement considerations for sales of wireline services. In the past, installation fees were recorded as separate revenue items, and were amortized over the estimated subscription period. The total consideration received on a particular contract is now allocated to monthly service fees and sales of telephone units. Sales of telephone units are recorded as equipment sales when the handset is delivered to the subscriber while the monthly service fees are recorded as revenue when earned.

Accounting for Discount on Sale of Prepaid Cards

Under EITF 01-09, Accounting for Consideration Given by a vendor to a customer (Including a reseller of the vendor’s products), discounts on sale of preloaded airtime are accounted for as reduction from revenues as the related revenues are recognized. Sales of prepaid cards are initially recognized as deferred revenue and recognized as revenue upon actual usage of the airtime value or the expiration of the unused value, whichever comes earlier. Accordingly, under EITF 01-09, the related discounts on sale of prepaid cards should initially be deferred and amortized as the related revenues are recognized.

Business Combinations

On June 27, 2001 Innove (then known as Islacom) became a 100% subsidiary of Globe. Under U.S. GAAP, the acquisition of Innove under a share swap transaction was recorded following the provisions of APB Opinion No. 16, since the transaction was completed before the effective date of FAS 141, “Business Combinations”. In accordance with the provisions of APB Opinion No. 16 we allocated the cost of the investment of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair value at date of acquisition. The estimated fair value of Innove’s net assets at acquisition date amounted of (Peso)12,634.06 million consisting mainly property and equipment with assigned amounts of (Peso)19,792.95 million ($356.1 million).

Under Philippine GAAP, the excess purchase price arising from the Innove acquisition amounting to (Peso)2,763.90 million ($49.7 million) was offset against our additional paid-in capital as allowed by the Philippine SEC. Under U.S. GAAP, such excess was allocated to goodwill, which was amortized over five years. FAS 142 is effective starting with fiscal years beginning after December 15, 2001. This statement requires that intangible assets be reviewed annually (or more frequently under certain conditions) for impairment. Based on this standard, we discontinued amortizing goodwill and an impairment review of the goodwill was done in accordance with FAS 142. In 2003, goodwill was reviewed in accordance with the provisions of FAS 142 for impairment. The fair value of our reporting unit level which is the wireless business, exceeded its carrying value, and therefore no impairment loss was recognized. We allocated our recorded goodwill to consolidated wireless business because the benefits of the synergies from combination applies also to Globe.

Under FAS 109, “Accounting for Income Taxes,” if a valuation allowance is recognized for the deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credit carryforwards at acquisition date, the tax benefits for those items that are first recognized in the financial statements after the acquisition date shall be applied (a) first to reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other non-current intangible assets related to the acquisition, and (c) third to reduce income tax expense. The deferred tax assets on Net Operating Loss Carry Over (‘NOLCO’) and other temporary differences of Innove have been provided with valuation allowance at the date of business combination. In 2003, the goodwill was reduced by (Peso)1,846.0 million ($33.2 million) which represents the tax benefits from application of NOLCO and realization of other temporary differences acquired in a business combination with Innove. As of December 31, 2003, the carrying value of goodwill amounted to (Peso)641.6 million ($11.5 million). Under Philippine GAAP, the realization of said tax benefits was recognized as a reduction of provision for deferred income tax in the consolidated statements of income.

Determining the value of goodwill and future undiscounted cash flows expected to be generated from the continued use and ultimate disposition of such assets require us to make estimates and assumptions that can materially affect our consolidated financial statements. There is no assurance that there will be no impairment of the goodwill, associated with the acquisition of Innove in the future.

Accounting for Derivative Instruments and Hedging Activities

Under U.S. GAAP, effective January 1, 2001, we have adopted FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. FAS 133 establishes the accounting and reporting standards requiring that every derivative instrument (including certain derivatives embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedges allow a derivative’s gains and losses to offset related results on the hedged item in the statement of income, or deferred in the stockholders’ equity as “Other Comprehensive Income”. FAS 133 requires that an entity must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

For certain derivative instruments, we have adopted the hedge accounting treatment of FAS 133.

Hedging Objective and Policy

We identify our currency exposures emanating from business, transaction-specific and translation risks. We also identify interest rate exposures resulting from movements in interest rates.

We use a combination of natural hedges and derivative hedging to manage currency exposure. We use interest rate derivatives to reduce earnings volatility related to interest rate movements by effectively increasing the percentage of fixed-rate debt in its debt portfolio.

It is our policy to ensure that capabilities exist for active but conservative management of our foreign exchange and interest rate risks. We do not engage in any speculative derivative transactions. Authorized derivative instruments include currency forward contracts (freestanding and embedded), currency swap contracts, interest rate swap contracts and currency option contracts (freestanding and embedded). Certain currency swap contracts are entered into in combination with options.

Fair Value Hedges

Certain derivatives are designated as fair value hedges, as follows: (a) fixed-to-floating cross currency swaps as fair value hedges of both the currency and interest rate risks of certain fixed rate foreign currency denominated obligations; and (b) floating-to-floating cross currency swaps designated as fair value hedges of the currency risk of certain floating rate foreign currency denominated obligations.

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

Cash Flow Hedge

Certain derivatives were designated as cash flow hedges, as follows: (a) floating-to-fixed cross currency swaps as cash flow hedges of both the currency and interest rate risks of the floating rate foreign currency denominated obligations; and (b) fixed-to-fixed cross currency swaps were designated as cash flow hedges of the currency risk of certain fixed-rate foreign currency denominated obligations.

A cash flow hedge is a hedge of the exposure to variability in future cash flows related to a recognized asset or liability, or a forecasted transaction. Changes in the fair value of a hedging instrument that qualifies as a highly effective cash flow hedge are recognized directly in “Other Comprehensive Income”, which is a component of stockholders’ equity. Any hedge ineffectiveness is immediately recognized in current operations.

Hedge accounting is discontinued prospectively when the hedge ceases to be highly effective. In this case, the cumulative gain or loss on the hedging instrument that has been reported in “Other Comprehensive Income” is retained in stockholders’ equity until the hedged transaction impacts earnings. When the forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in “Other Comprehensive Income” is recognized immediately in current operations.

Other Derivative Instruments

We enter into certain derivatives as economic hedges of certain underlying exposures. However, we decided not to designate such derivatives as hedges in accordance with FAS 133(embedded and freestanding currency forwards and options, embedded credit derivatives, interest rate swaps and certain currency swaps, and account for them under non-hedge accounting. The gains or losses on such instruments are accounted for directly to current operations.

Results of Operations

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Our net operating revenues increased by 8% to (Peso)49,477.9 million ($890.1 million) by the end of 2003 compared to (Peso)45,800.4 million in 2002 due mainly to a significant increase in wireless subscribers and their corresponding usage. As a percentage of total net service revenues in 2003 compared to 2002, wireless service revenues increased to 89.6% in 2003 from 88.5% in 2002, while wireline voice service revenues decreased from 8.8% in 2002 to 7.4% in 2003 and wireline data service revenues increased from 2.7% in 2002 to 3.0% in 2003. Total interconnection charges and payouts to other carriers increased to 20% in 2003 from 19% in 2002, primarily due to increased voice and SMS payouts to other network operators.

The following table shows our net operating revenues for each of our businesses for the periods indicated:

	Year Ended December 31
	2002 [1]		2003
	(In Millions of Pesos)
Net operating revenues from:
Wireless revenues	(Peso)	35,185.6	(Peso)	42,593.3

voice service revenues		22,608.9		27,904.6
data service revenues		12,576.7		14,688.7
Wireline voice revenues		3,491.5		3,501.7
Wireline data revenues		1,084.2		1,439.5

Net Service revenues(2)		39,761.3		47,534.5
Non service revenues(2)		6,039.1		1,943.4

Net operating revenues	(Peso)	45,800.4	(Peso)	49,477.9

(1)	Prior years figures’ were restated to conform to the new composition of Globe’s reportable segment.

(2)	Effective June 2003, service revenues were restated net of prepaid call card discounts. Prepaid call card discounts were previously deducted from non-service revenues. Prior years service and non-service revenues were restated for comparative purposes only.

Wireless net service revenues increased by (Peso)7,407.7 million or 21% to (Peso)42,593.3 million ($766.3 million) in 2003 from (Peso)35,185.6 million in 2002. This increase in wireless net operating revenues was driven by the 34.8% wireless subscriber growth and their corresponding voice and data usage. Postpaid and prepaid revenues accounted for 27.8% and 72.2%, respectively, of total wireless service revenues in 2003. Revenues from wireless data services, 83.0% of which are accounted for by regular SMS, increased by 17% to (Peso)14,688.7 million ($264.3 million) in 2003 from (Peso)12,576.7 million in 2002. Revenues from wireless data services accounted for 34% of wireless net services revenues in 2003, as compared to 36% in 2002.

Globe’s average monthly net operating revenues per postpaid wireless subscriber remained relatively flat at (Peso)1,637 ($29.45) in 2003 from (Peso)1,648 in 2002. The net average monthly net operating revenues for Globe’s prepaid wireless subscribers was (Peso)389 ($7.00) in 2003 from (Peso)432 in 2002. The net average monthly net operating revenues for Innove’s Touch Mobile reached (Peso)218 ($4) in 2003 from (Peso)274 in 2002. Decreases in the average monthly net operating revenues for the various wireless brands resulted from lower per sub voice and SMS usage.

Non-service revenues decreased by (Peso)4,095.7 million or 67.8% to (Peso)1,943.4 million ($35.0 million) in 2003 from (Peso)6,039.1 million in 2002. The decrease was primarily due to lower phonekit sales and higher handset subsidies for the period.

Wireline voice net operating revenues increased by (Peso)10.2 million to (Peso)3,501.7 million ($63.0 million) in 2003 from (Peso)3,491.5 million in 2002. The increase primarily reflected an improvement in revenues from an improved subscriber base due to lower churn and higher subscriber acquisitions.

Wireline data net operating revenues increased by (Peso)355.3 million or 32.8% to (Peso)1,439.5 million ($25.9 million) in 2003 from (Peso)1,084.2 million in 2002. The increase primarily reflected higher growth in domestic and lease line and internet service businesses.

Total costs and expenses, excluding cost of sales, increased by (Peso)4,266.4 million or 18.3% to (Peso) 27,571.8 million ($496.0 million) in 2003 from (Peso)23,305.4 million in 2002 due primarily to an increase in selling, advertising and promotional expenses as a result of the implementation of various marketing, acquisition and retention campaigns in 2003 and higher charges from external service consultants and wireless project expenses. Acquisition costs for Globe postpaid, which includes handset subsidies, commissions, advertising and promotion expenses and fees waived, per postpaid subscriber increased to (Peso)9,834 ($177) in 2003 from (Peso)3,396 in 2002 due to aggressive marketing and loyalty programs to attract and retain subscribers. For the year 2003, handset and Subscriber Identification Module (SIM) subsidies accounted for 94% of acquisition cost while commissions and advertising/promotional expenses made up the balance of 6%. In 2002, handset and SIM subsidies accounted for 75%, commissions 8% and advertising expenses 17%. Handset and SIM subsidies for 2003 increased due to an aggressive campaign to acquire new postpaid subscribers. Correspondingly total selling, advertising and promotions increased to (Peso)3,119.2 million ($56.1 million) in 2003 from (Peso)2,070.1 million in 2002. As a percentage of net service revenues, operating expenses decreased to 58.0% in 2003 from 58.6% in 2002.

Cost of sales decreased by (Peso)464.9 million or 7.0% to (Peso)6,213.7 million ($111.8 million) in 2003 from (Peso)6,678.6 million in 2002. The decrease was due to lower handset sales in lieu of a marketing emphasis on the sale of SIM packs.

Acquisition cost for Globe Prepaid Plus increased by 29% to (Peso)291 ($5) for 2003 from (Peso)225 in 2002 due mainly to higher handset subsidies. For 2003, commissions contributed only 1%, with handset and SIM subsidies accounting for 58% and advertising costs comprising the balance of 41%. In 2002, commissions contributed 16%, handset and SIM subsidies accounted for 16%, while advertising costs comprised the balance of 68%.

Acquisition cost per Touch Mobile subscriber was at (Peso)185 ($3) for 2003 compared to (Peso)277 in 2002. Of the total acquisition cost during the period, handset and SIM subsidies accounted for 46%, while commissions and advertising costs made up the balance of 54%. In 2002, handset and SIM subsidies accounted for 24%, while commissions added 5% and advertising costs made up the balance of 71%.

Depreciation and amortization was (Peso)12,160.5 million ($218.8 million) in 2003, an increase of 11.7% from (Peso)10,887.5 million in 2002. The increase reflected additional depreciation charges related to various telecommunications equipment placed in service during the period. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The weighted estimated useful life of all assets, as of December 31, 2003, was 10.7 years. In 2003, as a result of periodic review of the estimated useful lives and depreciation methods applied to certain items of property and equipment, Globe prospectively revised the remaining useful lives of certain equipment from 10 years to 3-5 years starting in 2003. These changes have been accounted for as change in accounting estimates. The change in the remaining useful life of certain telecommunications equipment has increased the depreciation expense by (Peso)220.5 million ($3.9 million) for the year ended December 31, 2003.

Our provision for doubtful accounts, which consists of provisions for trade receivables from subscribers, net traffic settlement accounts and other non-trade receivables totaled (Peso)940.8 million ($16.9 million) for 2003 and (Peso)452.2 million in 2002. The increase is due to higher provisions for it postpaid accounts.

Our provision for inventory losses, obsolescence and market decline in 2003 reached (Peso)15.2 million ($0.3 million) compared to a reversal of (Peso)19.7 million in 2002 due to higher provisions made on remaining inventory stocks as a result of subscriber acquisition activities. We also recognized losses on property and equipment and provision for other probable losses of (Peso)537.9 million ($9.7 million) for 2003 and (Peso)616.3 million for 2002.

Other income (expenses) - net was an expense of (Peso)4,834.7 million ($87.0 million) in 2003 and (Peso)6,616.2 million in 2002. The higher charges in 2002 resulted from the recognition of losses on the shutdown of our CMTS network arising from our wireless network integration in the same year.

Our capitalized interest amounted to (Peso)482.0 million ($8.7 million) in 2003 from (Peso)514.7 million in 2002. Our total interest expense, including capitalized interest, amounted to (Peso)4,505.9 million ($81.1 million) in 2003 from (Peso)4,315.6 million in 2002.

Innove’s provisions for its equity investment in C2C

During the first half of 2003, Innove recognized full provisions for its 4.25% equity investment in C2C Holdings amounting to (Peso)894.6 million ($16.1 million). The provisions were made following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the cable network assets of C2C until the end of its economic useful life and after considering the increased potential risk to the restructuring of C2C’s debt. This considered an independent market study commissioned to revalidate the bandwidth market potential and its effect on C2C Holdings. As of December 31, 2003, the carrying value in the investment in C2C Holdings has been fully provided.

C2C Holdings is the holding company for the equity investments of all the cable landing parties in C2C, the company that owns the C2C cable network.

For the period ended December 31, 2003, Globe’s provision for current and deferred income tax amounted to (Peso)1,469.9 million ($26.4 million) or an effective income tax rate of 18% of net income before its share in Innove’s net income and before Globe’s income tax compared to (Peso)2,117.7 million and 18% in 2002, respectively. The lower effective tax rate compared to the 32% statutory rate is due to the income tax relief provided by the three-year income tax holiday incentive on Globe’s wireless expansion program registered with the Philippine BOI effective April 1, 2002. Of the consolidated provision of (Peso)512.5 million ($9.2 million), provision for current income tax amounted to (Peso)758.3 million ($13.6 million). The benefit of (Peso)245.7 million ($4.4 million) accounts for the differences in the tax and financial reporting bases of certain assets and liabilities. This includes the impact of the reversal of Innove’s valuation allowance of (Peso)903.3 million ($16.3 million) but excludes the impact of the reversal of net deferred tax liabilities amounting to (Peso)366.0 million ($6.6 million) attached to the wireline assets and liabilities transferred to Innove. The reversal was made against the “Investment in Innove” account consistent with the treatment of the transfer as a capital transaction between related parties.

Consolidated net income increased by 62.0% year-on-year to (Peso)11,239.9 million ($202.2 million) before provisions against Innove’s C2C equity investment due to improved operating results driven by a 35% increase in wireless subscribers, a 21% growth in wireless service revenues in addition to lower year-on-year growth in total costs and expenses. Including the stated provision, net income reached (Peso)10,345.3 million ($186.1 million) in 2003, 50% higher than the (Peso)6,918.2 million posted in 2002. Strong financial results were due to continued robust subscriber take-up in 2003.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Our net operating revenues increased by (Peso)10,397.0 million in 2002 or 29% to (Peso)45,800.4 million from (Peso)35,403.4 million in 2001 primarily due to increases in the number of subscribers and service usage. As a percentage of total net service revenues in 2002 compared to 2001, wireless service revenues increased from 85.8% to 88.5%, wireline service revenues decreased from 14.2% to 11.5% Total interconnection charges and payouts to other carriers increased from 23% to 29% of gross service revenues, primarily due to an increase in SMS payouts to other network operators.

The following table shows our net operating revenues for each of our businesses for the periods indicated:

	Year Ended December 31
	2001 [1]		2002 [2]
	(In Millions of Pesos)
Net operating revenues from:
Wireless service revenues	(Peso)	24,230.4	(Peso)	35,185.6

voice service revenues		17,926.4		22,608.9
data service revenues		6,304.0		12,576.7
Wireline voice revenues		3,010.8		3,491.5
Wireline data revenues		994.0		1,084.2

Net service revenues(2)		28,235.2		39,761.3
Non service revenues(2)		7,168.2		6,039.1

Net operating revenues	(Peso)	35,403.4	(Peso)	45,800.4

(1)	Prior years’ figures were restated to conform to the new composition of Globe’s reportable segment.

(2)	Effective June 2003, service revenues were restated net of prepaid call card discounts. Prepaid call card discounts were previously deducted from non-service revenues. Prior years service and non-service revenues were restated for comparative purposes only.

Wireless net service revenues increased by (Peso)10,955.2 million or 45% from (Peso)24,230.4 million in 2001 to (Peso)35,185.6 million in 2002. This increase primarily reflected subscriber growth and an increase in SMS usage. Postpaid and prepaid revenues accounted for 27.8% and 72.2%, respectively, of total wireless service revenues in 2002. Revenues from wireless data services, 83% of which are accounted for by regular SMS, increased by 100% to (Peso)12,576.7 million in 2002 from (Peso)6,304.0 million in 2001. Revenues from wireless data services accounted for 36% of wireless net services revenues in 2002, as compared to 26% in 2001.

Globe’s average monthly net operating revenues per postpaid wireless subscriber increased by 2% to (Peso)1,648 in 2002 from (Peso)1,616 in 2001. The net average monthly net operating revenues for Globe’s prepaid wireless subscribers was (Peso)432 in 2002, from (Peso)444 in 2001. The net average monthly net operating revenues for Innove’s Touch Mobile reached (Peso)274 in 2002. The increases in the average monthly net operating revenues were driven by continued subscriber usage of data services.

Non-service revenues decreased by (Peso)1,129.1 million or 16% from (Peso)7,168.2 million in 2001 to (Peso)6,039.1 million in 2002. The decrease was primarily due to a decrease in handset and phonekit sales.

Wireline voice net operating revenues increased by (Peso)480.7 million or 16% from (Peso)3,010.8 million in 2001 to (Peso)3,491.5 million in 2002. The increase primarily reflected an improvement in revenues from national long distance and pay phone services.

Wireline data net operating revenues increased by (Peso)90.2 million or 9% from (Peso)994.0 million in 2001 to (Peso)1,084.2 million in 2002. The increase primarily reflected growth in the number of leased line customers.

The 45% increase in net operating revenues in 2002 over 2001, primarily reflected subscriber growth for wireless and wireline services, which resulted in more international calls being routed through our international gateway facility. Our outbound and inbound minutes of international long distance increased by 60% in 2002 compared with 2001. The increased net operating revenues also reflected a decrease in international interconnection charges and payouts to other carriers due to subscriber growth and network expansion that resulted in more inbound calls terminating on our network, eliminating our need to pay interconnection charges for these calls. These improvements more than offset declining rates for international long distance calls.

Operating costs and expenses, excluding cost of sales, increased by (Peso)1,781.0 million or 19% from (Peso)9,588.1 million in 2001 to (Peso)11,369.1 million in 2002 due primarily to an increase in administrative and marketing expenses. As a percentage of net service revenues, operating expenses decreased from 34% in 2001 to 29% in 2002.

Cost of sales decreased by (Peso)1,880.8 million or 22% from (Peso)8,559.4 million in 2001 to (Peso)6,678.6 million in 2002. The decrease was primarily due to a decline in handset sales.

The acquisition cost for Globe, which includes handset subsidies, commissions, advertising and promotion expenses and fees waived, per postpaid subscriber decreased by 3% to (Peso)3,396 in 2002 from (Peso)3,513 in 2001 primarily because of a decrease in commissions. Handset subsidy represents the difference between the book value of the handset and the selling price to a subscriber. For 2002, handset subsidies accounted for 75% of acquisition costs, commissions accounted for 8% and advertising expenses accounted for 17%. For the same period in 2001, handset subsidies accounted for 53% of acquisition costs while commissions and advertising expenses accounted for 31% and 16%, respectively.

Globe’s acquisition cost per prepaid subscriber decreased to (Peso)225 in 2002 from (Peso)433 in 2001 mainly due to the decrease in handset subsidies and commissions. Of the total acquisition cost in 2002, handset subsidies accounted for 16%, commissions accounted for 16% and advertising costs accounted for 68%. Of the total wireless prepaid acquisition cost in 2001, handset subsidies accounted for 67%, commissions accounted for 21% and advertising costs accounted for 12%.

Depreciation and amortization was (Peso)10,887.5 million in 2002, an increase of 79% from (Peso)6,094.2 million in 2001. As a percentage of net service revenues, depreciation and amortization was 27% in 2002, an increase from 22% in 2001. The increase reflected additional depreciation charges related to various telecommunications equipment placed in service during the year and the impact of the change in the estimated useful lives of certain fixed assets implemented in July 2002. The change increased the depreciation expense for the year ended December 31, 2002 by approximately (Peso)1,147.5 million. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The weighted estimated useful life of all assets is 9.7 years as of December 31, 2003.

Our provision for doubtful accounts, which consist of provisions for trade receivables from subscribers, net traffic settlement accounts and other non-trade receivables totaled (Peso)452.2 million in 2002, or 1% of net service revenues. This represents a 65% decrease from (Peso)1,294.9 million in 2001. The decrease is due to the decreased provisions for traffic settlement receivables from international and local carriers based on our bad debt provisioning policy and an improvement of our collection efforts on trade receivables.

Our provision for inventory losses, obsolescence and market decline in 2002 was a reversal of (Peso)19.7 million compared with a (Peso)18.0 million reversal in 2001 due to provisions made on larger inventory stock levels in 2003 compared to the previous year. We also recognized provisions for possible losses on property and equipment and other probable losses of (Peso)616.3 million for 2002 compared to (Peso)168.4 million in 2001.

Other income (expenses) - net was an expense of (Peso)6,616.2 million in 2002 compared to (Peso)2,814.4 million in 2001. This change was due primarily to our losses on retirement of property and equipment and provision for restructuring costs on network integration in 2002, which resulted from the operational integration of the wireless networks of Globe and Innove. On September 26, 2002, Globe announced the operational integration of the Globe and Innove wireless networks. The integration of Innove’s network to Globe’s resulted in Innove’s recognition of losses on retirement of Innove’s assets of (Peso)2.2 billion in 2002 and a provision for restructuring costs on network integration of (Peso)201.7 million ($3.8 million) in 2002.

Our capitalized interest during 2002 amounted to (Peso)514.7 million compared to (Peso)592.0 million in 2001. Our total interest expense, including capitalized interest, amounted to (Peso)4,315.6 million in 2002 compared to (Peso)3,411.4 million in 2001.

Our income before income tax was (Peso)9,200.1 million in 2002 as compared to (Peso)6,902.0 million in 2001. Our provision for current and deferred income tax was (Peso)2,281.9 million in 2002, or 18% of income before income tax and share in Innove losses. In 2001, our provision for current and deferred income tax was (Peso)2,523.0 million, or 31% of income before income tax. The decrease in effective tax rate in 2002 is due to the availment of the three-year Income Tax Holiday, or ITH, on our income from our Phase 8 capital expenditures expansion program registered with the Philippine BOI effective April 1, 2002. The Phase 8 capital expenditure program was granted “pioneer status” by the Philippine BOI and entitled Globe to an ITH for three years. Only income from Phase 8 expansion is entitled to the ITH. Of the (Peso)2,281.9 million, provision for current income tax amounted to (Peso)1,252.6 million and the balance of (Peso)1,029.3 million represents deferred income taxes to recognize the tax consequence attributed to the differences between the financial reporting bases of assets and liabilities and their related tax bases.

As a result of the factors discussed above, our consolidated net income was (Peso)6,918.2 million in 2002, an increase of (Peso)2,539.2 million or 58% from (Peso)4,379.0 million for 2001.

Contractual Obligations

The following table summarizes our existing contractual obligations for future debt repayments, lease obligations and capital expenditures, as well as other commercial commitments as of December 31, 2003:

	Payments Due by Period
	(in Millions of Pesos)
Contractual Obligations	2004	2005	2006	2007	2008 onwards
Long Term Debt Obligations	9,022.5	7,983.1	8,780.5	5,997.4	24,348.2

Operating Lease Obligations	503.0	473.1	440.9	429.5	1,714.5

The amounts shown in the table above represent existing contractual obligations only. Our actual expenditures for some of the items and the periods indicated may exceed the amounts shown above.

As of December 31, 2003, we have available credit lines and facilities which may be drawn either in U.S. dollars or in Pesos as follows – Long term (Peso)2,700 million and $79.9 million, short term: (Peso)4,950 million and $51.0 million.

Liquidity and Capital Resources

Cash Flows Provided by Operating Activities. Net cash provided by operating activities amounted to (Peso)23,294.0 million ($419.1 million), (Peso)23,015.9 million and (Peso)10,156.1 million, for the years ended December 31, 2003, 2002 and 2001, respectively. The growth in net cash provided by operating activities is primarily a result of increased number of subscribers and revenues.

Cash Flows Used in Investing Activities; Planned Capital Expenditures. Cash flows used in investing activities amounted to (Peso)14,782.8 million ($265.9 million), (Peso)22,670.4 million, and (Peso)23,509.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. The investing activities primarily involved the purchase of equipment or services from foreign and local suppliers in connection with the capital expenditure requirements of our wireless and wireline businesses. The substantial increase in 2001 also reflected our acquisition of Innove.

Cash Flows Provided by (Used in) Financing Activities. Cash flows used by financing activities for the year ended 2003 amounted to (Peso)14,433.4 million ($259.7 million) while cash flows provided by financing activities amounted to (Peso)10,865.4 million and (Peso)18,107.1 million for the years ended December 31, 2002 and 2001, respectively. Our financing activities during the three years consisted of short-term and long-term loans, our 2002 senior notes offering and equity financings as well as scheduled debt repayments.

In 2001, to assist us to expand our network, our three principal shareholders, Ayala, SingTel and Deutsche Telekom, agreed to convert 10.27 million warrants into our common shares and to subscribe to an additional 8.9 million new shares of our common stock, resulting in a capital injection of approximately (Peso)7,967.6 million. In 2002, we received net proceeds of approximately (Peso)10.4 billion ($195.9 million) from the offering of our 9.75% senior notes due 2012. In 2003, in addition to utilizing the proceeds of our senior notes to fund our capital expenditures, we have made repayments of (Peso)10,396.7 million on our long and short term borrowings, repurchased our common shares for a total consideration of (Peso)8,192.8 million and paid dividends of (Peso)2,234.7 million to our common and preferred shareholders.

We anticipate that we will incur approximately $350 million of capital expenditures for 2004 and we intend to finance these requirements primarily with internally generated cash flow and debt financing in more or less equal proportion. We may need to increase our capital expenditures to incorporate new technologies in our business and consequently may need to arrange additional financing beyond that reflected in our current capital expenditure forecasts. The actual amount of our financing requirements will depend on our future performance, market conditions and other factors, including those discussed under Item 3. “Key Information - Risk Factors” herein, many of which are beyond our control and therefore cannot be predicted with certainty.

As of December 31, 2003, we did not have any consolidated short-term notes payable and our total consolidated long-term debt was (Peso)56,132 million ($1,010 million).

Globe also signed an agreement with Nordeutsche Landesbank Girozentrale, Singapore Branch, for a $50 million Term Loan Facility. The loan was arranged by Credit Lyonais, DBS and HSBC. The $50 million loan facility was arranged in September 2003 and the proceeds from the recently issued (Peso)3.0 billion retail bond offering will be used to refinance the Company’s indebtedness maturing over the near term.

Globe has expressed its intention to exercise its call option on its 2009 Senior Notes in August 2004.

Most of Globe’s debt (other than the 2009 and 2012 senior notes) has been incurred pursuant to vendor financing arrangements and bank loans. Globe’s vendor facilities and loan agreements contain a number of covenants requiring Globe to comply with certain financial ratios and other tests. Since approximately 85% of our debt is denominated in U.S. dollars, many of these financial ratios and other tests are negatively affected by the depreciation of the Philippine Peso. These financial ratios and other tests are also negatively affected by any deterioration of our operating results or impairment of assets. The financial tests under these loan agreements include compliance with the following ratios (calculated on a consolidated basis):

•	total debt to equity not exceeding 2:1;

•	total debt to EBITDA not exceeding 4:1 during the year 2002 and 3:1 thereafter;

•	debt service coverage exceeding 1.3 times; and

•	secured debt to total net fixed assets not exceeding 0.2.

As of December 31, 2003, Globe’s debt to equity ratio was 1.10x on a consolidated basis, well within the 2:1 debt to equity limit required by the covenants under our loan agreements. Globe’s consolidated total debt to EBITDA was 2.02x, debt service coverage ratio, defined as EBITDA divided by the principal amounts of all debt and related interest payments, was 1.78x and secured debt to total net fixed assets was 0.00x. The definition of EBITDA under these loan agreements may differ from the definition we use in footnote 3 of Item 3. “Other Financial Data and Ratios.”

Our loan agreements also contain a number of negative covenants that restrict our ability to take certain actions, including incurring debt, making investments, extending loans, paying dividends, disposing of assets, extending guarantees or assuming the obligations of other persons, paying dividends, creating security interests, merging or consolidating with any other company and allowing a substantial change in control or management of us. See Item 10. “Additional Information – Summary of Material Contracts.”

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

In October 2002, we obtained the requisite consents from the holders of our 2009 senior notes, to amend the indenture under which the 2009 senior notes were issued. The amendments conformed certain terms and covenants contained in the indenture for our 2009 senior notes with the terms and covenants of the indenture for our 2012 senior notes. The indenture for our 2012 senior notes contains a number of covenants that, among other things, restrict our ability to incur additional debt; pay dividends or make distributions in respect of capital stock; purchase or redeem capital stock; sell capital stock of our subsidiaries; sell assets; or consolidate, merge or sell all or substantially all of our assets.

As of September 30, 2003, Globe received consents from holders of its 2009 senior notes to exclude any portion of its 2009 senior notes, that are redeemed or repurchased prior to maturity through refinancing, from the calculation of the debt service coverage ratio.

Inflation

We do not believe that inflation has had a material impact on our business, financial condition or results of operations. If the Philippines were to experience significantly higher inflation, we may not be able to fully offset such higher costs through rate increases. The inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Exchange Exposure

We have foreign exchange exposure primarily associated with fluctuations in the value of the Peso against the US dollar. As of December 31, 2003, approximately 85% of our debt was denominated in U.S. dollars. Approximately 30% of Globe’s revenues were dollar-linked revenues which include revenues that are (a) billed and settled in U.S. dollars, (b) billed in Pesos at rates linked to U.S. dollar tariffs and settled in Pesos, and (c) wireline monthly service fees and the corresponding application of the foreign currency adjustment or currency exchange rate adjustment mechanism, under which we are able to pass a portion of the effect of Peso depreciation to our subscribers.

The depreciation of the Peso in recent years has increased the Peso balances of, and cost of servicing, our U.S. dollar debt and the Peso cost of communications equipment, which are generally priced in U.S. dollars. The depreciation in the Peso has resulted in our realizing substantial foreign exchange losses, most of which were capitalized under Philippine GAAP as explained previously under “Critical Accounting Policies.”

Under a CERA mechanism, we have the right to impose a currency adjustment on wireless and wireline services. The NTC approved our application for an exchange rate adjustment for our wireline service in November 1997 and for our wireless service in April 1998, taking into account our foreign exchange exposure at those times. Accordingly, amounts we collect under our exchange rate adjustment mechanism do not directly correspond to our current actual foreign exchange exposure. Furthermore, we have not increased our wireless rates to the full extent permitted by our exchange rate adjustment because our ability to impose these adjustments in the past has been, and in the future will be, subject to competitive, political and social pressures. Amounts we collected under our exchange rate adjustment represented approximately 3.4% of our net operating revenues in 2001, 2.4% in 2002 and 2.6% in 2003.

To mitigate foreign exchange risk, Globe enters into short-term foreign currency forwards and long-term foreign currency swap contracts. Short-term forward contracts are used to manage Globe’s foreign exchange exposure related to foreign currency-denominated monetary assets and liabilities. For certain long term foreign currency denominated loans, Globe enters into long term foreign currency swap contracts to manage its foreign exchange and interest rate exposures.

As of December 31, 2003, Globe had $342.7 million in outstanding foreign currency swap agreements, some of which have option features. Some swap agreements effectively swap the principal and interest of certain U.S. dollar-denominated loans into Peso loans. The following table indicates the types of combined currency and interest rate swaps in use at December 31, 2003, the respective notional amounts and their weighted average interest rates. Average floating rates are those in effect at the reporting date, and may change significantly over the lives of the contracts:

Notional Amount
Floating to Fixed	64,553
Floating to Floating	42,364
Fixed to Fixed	12,775
Fixed to Floating	18,000

Receive Leg ($)
Floating to Fixed	1.19%
Floating to Floating	1.21%
Fixed to Fixed	6.38%
Fixed to Floating	6.83%

Pay Leg (Pesos)
Floating to Fixed	13.12%
Floating to Floating	8.39%
Fixed to Fixed	11.94%
Fixed to Floating	7.52%

Globe also has outstanding interest rate swaps, under which it effectively swaps some of its floating rate U.S. dollar-denominated loans into fixed rate, with semi-annual payment intervals up to August 2007. The swaps had a total outstanding notional amount of $120 million as of December 31, 2003.

Globe also has short-term floating to fixed interest rate swap contracts with a notional amount of (Peso)580 million to manage its floating interest rate exposure on certain short-term peso investments. Under these contracts, Globe receives a fixed interest rate and pays a floating interest rate based on compounded overnight investment rate of the counterparty over a specified period of time.

As of December 31, 2003, Globe had investments in U.S. Dollar Linked Peso Notes (‘DLPN’) with a face value totaling (Peso)260 million maturing in November 2004 and December 2005. The Notes are issued by the Republic of the Philippines (‘ROP’), denominated in Philippine Pesos, with coupon payments and redemption amounts adjusted for the appreciation or depreciation of the US dollar to the Philippine Peso exchange rate. As such, the instrument behaves similarly to a US-dollar asset. Globe sold $5 million non-deliverable currency forward contracts to fix the Philippine peso cash flows from coupon and redemption of the DLPNs.

Globe and Innove have investments in U.S. Dollar Notes (‘US$ Notes’) issued by a foreign financial institution with average maturities of September 2004 and June 2004 totaling $25 million. The interest rate of the US$ Notes is based on LIBOR plus a spread payable semi-annually, with an early redemption feature triggered by specified credit events of the ROP. The credit events include: failure to pay, obligation acceleration, repudiation/moratorium/sovereign event and restructuring of the ROP’s reference obligations as defined in the agreements. If a credit event occurs during the applicable period, the Issuer may redeem the US$ Notes through delivery of the ROP reference obligations or its cash settlement amount, depending on specified criteria and agreed computations.

For disclosure purposes, the estimated unrealized mark-to-market gain on the outstanding derivatives of Globe amounted to (Peso)903 million ($16 million) based on the mark-to-market valuation as of December 31, 2003 provided by counterparty banks. Such unrealized mark-to-market gain or loss is not included in the determination of consolidated net income.

Trend Information

Opportunities and Key Imperatives for 2004

For 2004, Globe plans to accelerate network expansion so that Globe’s population coverage becomes much more extensive nationwide. This would enable us to have significant presence in predominantly mass market geographies. We plan to construct 1,000 new cellsites, mostly in greenfield areas, in order to extend our coverage to 1,100 cities and municipalities by the end of the year. A significant portion of our planned $350 million capital expenditures for 2004 will be allocated for this purpose.

Secondly, we plan to build a bigger critical mass of subscribers by intensifying our marketing efforts in areas outside Metro Manila and key urban centers. These efforts must be matched by a corresponding reinforcement of our sales and distribution capability to achieve pervasiveness in these provincial markets. We thus intend to significantly increase the network of retail outlets offering Globe products from the current level of 250 thousand.

Thirdly, we intend to drive down costs to provide us greater flexibility in serving the mass market while continuing to build economic value. This would require that we achieve new levels of capital expenditures efficiencies, exercise tighter control of operating costs, and attain enhanced economies of scale.

Lastly, we expect to develop and introduce more product and service offerings that will be attractive to mass consumers, and where possible, employ concepts that arise from advances in technology.

Other Information

The NTC issued a circular in 2000, which among other things, would require operators to extend the validity of the standard prepaid cards for wireless services from two months to two years and change the wireless billing policy from a per-minute to a per pulse basis. Both proposed measures are being challenged by several Philippine mobile communications service providers, including us, in legal proceedings instituted in the Philippines. In the event we do not succeed in challenging the validity of the circular, the implementation of the new billing requirements, in their current form, could significantly increase our operating expenses and capital expenditures, lower our revenue per subscriber and have a significant adverse effect on our profitability. Moreover, the wireless industry has taken the position before the courts that these measures, if enforced in their current form, could impair the viability of the entire Philippine telecommunications industry. We cannot assure you that we will be able to take steps to offset the financial impact of these regulations, if and when they are implemented. For a more detailed discussion of this issue, see Item 8. “Financial Information — Legal Proceedings.”

In February 2003, AT&T and MCI filed a petition with the FCC against Globe and five other Philippine carriers seeking an order to stop payment to the Philippine carriers, including Globe, because these Philippine carriers have allegedly blocked traffic from AT&T to force AT&T to agree to increased termination rates. On March 10, 2003, the International Bureau of the FCC ordered U.S. facilities-based carriers to suspend all settlement payments to us and the five other Philippine carriers until the FCC has issued a public notice stating otherwise. The NTC subsequently issued an order directing Philippine carriers not to accept traffic on direct circuits with U.S. facilities-based carriers who do not pay for services rendered and to take all necessary steps to collect payments for services rendered. Globe reiterated previous demands for payment from AT&T of overdue receivables, but AT&T failed to pay. As a result, Globe suspended accepting traffic from AT&T effective as of the close of business hours on March 25, 2003. On April 10, 2003, Globe filed a Petition for Review before the FCC seeking to lift the Order from the Chief International Bureau. On October 17, 2003, the NTC issued a Memorandum Order ordering all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers on mutually acceptable final or interim termination rates and on terms and conditions agreed upon by the parties. In November 2003, Globe announced the conclusion of interim commercial arrangements with MCI and Sprint. On January 9, 2004, Globe reached an interim termination rate agreement with AT&T for U.S.-Philippine traffic.

On January 26, 2004, the FCC lifted the stop-payment order against Globe following confirmation by U.S. carriers that service with Globe had been normalized. U.S. carriers are now required to resume payments for termination services.

On January 10 and 11, 2004, the U.S. DOJ served subpoenas to three Globe executives requiring them to appear before a grand jury investigation in Hawaii. The investigation is for the purpose of determining if the conduct of the Philippine carriers in relation to the termination rate disputes with U.S. carriers may have violated U.S. laws. The executives of other Philippine telecommunications companies were also served subpoenas. The outcome of the investigation is presently not determinable. We cannot assure you that we will resolve this matter amicably. See Item 8. “Financial Information — Legal Proceedings.”

U.S. GAAP Reconciliation

We prepare our financial statements in accordance with Philippine GAAP. Note 25 of the notes to our audited consolidated financial statements provides a description of the significant differences between Philippine GAAP and U.S. GAAP as they relate to us and reconciliations of net income, earnings per share, stockholders’ equity and certain balance sheet items to U.S. GAAP for the periods and at the dates presented.

Additional Disclosures

Globe did not incur research and development costs in 2001, 2002 and 2003.

Globe did not have off-balance sheet arrangements as of December 31, 2003.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The stockholders elect directors of our company in annual stockholders’ meetings each year. The table below shows the name and position of each member of the Board of Directors of Globe as of December 31, 2003.

Name	Position
Jaime Augusto Zobel de Ayala II	Chairman
Delfin L. Lazaro	Co-Vice Chairman & Chairman of the Executive Committee
Lim Chuan Poh	Co-Vice Chairman
Gerardo C. Ablaza, Jr.	Director & President
Romeo L. Bernardo	Director
Lucas Chow	Director
Xavier P. Loinaz	Director
Guillermo D. Luchangco [1]	Director
Rufino Luis T. Manotok	Director
Renato O. Marzan	Director & Corporate Secretary
Jesus P. Tambunting [1]	Director
Fernando Zobel de Ayala	Director

[1]	Independent Directors.

Jaime Augusto Zobel de Ayala II. Mr. Zobel, 44, has served as Chairman of the Board since 1997 and has been a Director since 1989. He also serves as Co-Vice Chairman and President and CEO of Ayala Corporation, Vice Chairman of Ayala Land, Inc. and the Bank of the Philippine Islands (‘BPI’). He also serves on the International Advisory Committees of the New York Stock Exchange, J.P. Morgan Chase, Mitsubishi Corporation and Toshiba Corporation and is currently a Director of the International Youth Foundation and the World Wildlife Fund (U.S.). His other significant positions include: Co-Vice Chairman and Trustee of Ayala Foundation, Inc.; Chairman of the Board of Directors of Ayala International Pte. Ltd., Integrated Microelectronics Inc. (IMI), and iAyala Company, Inc.

Delfin L. Lazaro. Mr. Lazaro, 58, has served as Director since January 1997. He is currently Chairman of the Executive Committee of Globe. He is also the Treasurer and member of the Management Committee of Ayala Corporation. His other significant positions include: President of Ayala Infrastructure Ventures; Member of the Board of Directors of Ayala Land, Inc. (‘ALI’). Also, Mr. Lazaro was formerly the President of Globe, the President and CEO of Benguet Corporation and Secretary of the Department of Energy of the Philippine government. He was named Management Man of the Year 1999 by the Management Association of the Philippines for his contribution to the conceptualization and implementation of the Philippine Energy Development Plan and to the passage of the law creating the Department of Energy. He was also cited for stabilizing the power situation that helped the country achieve successively high growth levels up to the Asian crisis in 1997.

Lim Chuan Poh. Mr. Lim, 49, has served as Director since March 5, 2001. He is the Executive Vice President of the Corporate Business Group of Singapore Telecom, serving corporate customers. In addition, the Corporate Business Group handles a 100%-owned subsidiary company known as SingTel Aeradio Pte Ltd whose main focus is providing aeronautical and land transportation communications needs and system integration requirements. Prior to joining Singapore Telecom in 1998, he was Deputy Secretary of the Ministry of Communications. He also served in different senior appointments in the Ministry of the Environment, the Telecommunication Authority of Singapore and the Ministry of Communications.

Gerardo C. Ablaza, Jr. Mr. Ablaza, 50, has served as Director since 1997. He is currently the President and Chief Executive Officer of Globe. He is also a Senior Managing Director of Ayala Corporation. Prior to joining Globe, he served as Vice President and Country Business Manager for the Philippines and Guam for Citibank’s Global Consumer Banking business. Preceding this position, he was Vice President of Citibank, N.A. Singapore for Consumer Banking.

Romeo L. Bernardo. Mr. Bernardo, 49, has served as a Director since 2001. He is currently the President of Lazaro Bernardo Tiu and Associates Inc. He is also a Director of Lighthouse Credit Technologies Corporation and PSI Technologies Holdings, Inc., as well as the President of the Williams College Alumni Association.

Lucas Chow. Mr. Chow, 50, has served as Director since 1999. He is the Chief Executive Officer of SingTel Mobile and Vice President of Consumer Marketing of SingTel. Prior to joining SingTel, he held various positions at Hewlett-Packard over a 20-year period.

Xavier P. Loinaz. Mr. Loinaz, 60, has served as a Director since 2001. He is currently a Senior Managing Director of Ayala Corporation, and BPI. Other positions held are: Director of Agricultural Development Bank, BPI Capital Corporation, BPI Computer Systems Corporation, BPI 1851 Club, Inc., BPI International Finance, Ltd., BPI Investment Management, Inc., BPI Family Bank and BPI Foundation, Inc.

Guillermo D. Luchangco. Mr. Luchangco, 62, has served as a Director since 2001. He is also Chairman and Chief Executive Officer of the Investment & Capital Corporation of the Philippines, Science Park of the Philippines, Inc. and the RFM-Science Park of the Philippines, Inc. He is also a Director of Bacnotan Industrial Park Corporation and Ionics Circuits, Inc.

Rufino Luis T. Manotok. Mr. Manotok, 52, has served as Director since 1999. He is currently a Managing Director of Ayala Corporation and Head of its Strategic Planning Group. His other significant positions include: President and Director of Honda Cars Makati, Inc. (‘HCMI’) and Isuzu Automotive Dealership, Inc. (‘IADI’); Director of Isuzu Cebu, Inc. (‘ICI’), Ayala Hotels, Inc. (‘AHI’), Enjay Hotels, Inc. (‘EHI’), Enjay, Inc., Ayala International Pte. Ltd., HCMI Insurance Agency, Inc., Michigan Holdings, Inc., and Treasurer and Director of Mandaue Primeland, Inc.

Renato O. Marzan. Atty. Marzan, 55, has served as Corporate Secretary since 1993 and was a former Director of Globe. He also serves as Managing Director of Ayala Corporation; Director of HCMI; Director and Corporate Secretary of Isuzu Automotive Dealership, Inc. (‘IADI’), Michigan Holdings, Inc. and Cebu Insular Hotel Co. Inc.; Corporate Secretary of Laguna Properties Holdings, Inc. (‘LPHI’), Ayala Systems Technology, Inc., iAyala Company, Inc., Ayala Internet Venture Partners, Inc., Ayala Hotels, Inc., Laguna Technopark, Inc., Integrated Microelectronics, Inc. (‘IMI’) Community Innovations, Inc., Roxas Land Corporation, and Ayala Port Makati, Inc.; and Assistant Corporate Secretary of Ayala Corporation, Ayala Land, Inc., and Ayala Foundation, Inc.

Jesus P. Tambunting. Mr. Tambunting, 66 is currently the Chairman and Chief Executive Officer of Planters Development Bank, Chairman of SME Solutions.com, Inc., Chairman of PDB Insurance Agency, Inc., Chairman of Plantersbank Properties, Inc. and President of the Manila Polo Club. His other significant positions include: Vice Chairman of Micro Enterprise Bank of the Philippines, Special Adviser to the Board of Directors Association of Development Financing Institutions in Asia and the Pacific, Member of the Board of Advisers of Philippine Business for Corporate Governance, Vice Chairman of Philippine-British Business Council, Vice Chairman of Philippine Business for Social Progress and a Member of the Board of Trustees of the Carlos P. Romulo Foundation. From 1993 to 1998, Mr. Tambunting served as Ambassador Extraordinary and Plenipotentiary to the United Kingdom of Great Britain and Northern Ireland, Ambassador to the Republic of Ireland and Permanent Philippine Representative to the International Maritime Organization.

Fernando Zobel de Ayala. Mr. Ayala, 43, has served as Director since 1995. He is currently Chairman of the Board of Directors of ALI, and Executive Managing Director for International Operations, Co-Vice Chairman of the Board of Directors and Member of the Executive Committee of Ayala Corporation. His other significant positions include: Chairman of Roxas Land Corporation, LPHI and Alabang Commercial Corporation; Vice-Chairman of Ayala International Pte. Ltd.; Co-Vice Chairman and Trustee of the Ayala Foundation, Inc.; Director of the Bank of the Philippine Islands, AC International Finance Ltd., Ayala International Pte. Ltd., AHI, and IMI.

Resignation of Directors

Mssrs. Axel Hass, Joerg Andreas Boy and Hubert D. Tubio, members of the Board of Directors since September 2001, December 2002 and September 2001, respectively, resigned effective October 2003 when DeTeAsia sold their shareholdings to Globe and to the major stockholders of Globe. Messrs. Hass, Boy and Tubio were nominees of DeTeAsia.

Mssrs. Rufino Luis T. Manotok and Renato O. Marzan, members of the Board of Directors since February 1999 and April 2002, respectively, have tendered their resignations. Atty. Marzan continues to be the Corporate Secretary of the Company.

At the end of December 2003, there were 12 directors. At a meeting of the Board of Directors held last December 12, 2003, the Board approved a resolution to amend the Articles and By-laws of the corporation to reduce the number of directors to the Board from 15 to 11. The reduction in the number of directors, from 15 to 11, was due to the sell-down of DeTeAsia of its common shares in Globe.

New member of the board of directors elected during the March 22, 2004 Annual Stockholders Meeting:

Dr. Roberto F. de Ocampo. Dr. de Ocampo, 58, is the current president of the Asian Institute of Management. As Secretary of Finance (1994-1998) during the presidency of Fidel V. Ramos, he was widely recognized as the principal architect of the resurgence of the Philippine economy whose achievement was hailed by the international finance community. He also served as Chairman and CEO of the Development Bank of the Philippines from 1989 to 1994 and Chairman of the APEC Finance Ministers in 1997. In 1995, he was named “Finance Minister of the Year” by Euromoney magazine - the first Filipino and first ASEAN finance minister to be so recognized. In 1996 and 1997, he was named “Asian Finance Minister of the Year” by the Euromoney and Asiamoney magazines, respectively. He is the Chairman and/or Board Member of several companies both in the Philippines and abroad including, among others, the Centennial Group (Washington, D.C.), ABS-CBN Broadcasting Corp., Alaska Milk Corporation, United Overseas Bank, Philamlife Savings Bank, Metrobank, Seaboard Eastern Insurance Co., House of Investments, HatchAsia.com and Salcon Power Corporation. He received his MBA from the University of Michigan, a post-graduate diploma from the London School of Economics and has been conferred three Doctorates (Honoris Causa).

Key Officers/Management Committee Members

The officers of our company are appointed by the Board of Directors and their appointment as officers may be terminated at will by the Board of Directors. The table below shows the name and position of our key officers and management committee members as of December 31, 2003.

Name	Position
Gerardo C. Ablaza, Jr.*	President and Chief Executive Officer
Renato O. Marzan *	Corporate Secretary
Delfin C. Gonzalez, Jr.	Chief Financial Officer
Emmanuel A. Aligada	Head – Customer Service
Ma. Concepcion de Castro-Alcedo	Head – Globe Handyphone Marketing
Ferdinand M. de la Cruz	Head – Wireless Business
Rodell A. Garcia	Chief Information Officer
Gil B. Genio	Chief Executive Officer – Innove
Cesar M. Maureal	Head – Human Resources Group
Ramon Antonio Pineda	Residential and Business Group Head – Innove
Rebecca V. Ramirez	Head – Internal Audit
Jesus C. Romero	Corporate Business Group Head – Innove
Rodolfo A. Salalima	Head – Corporate Affairs and Regulatory Matters
Nicanor V. Santiago	Head – New Products Development
Ana D. Singson	Head – Touch Mobile/Corporate Marketing
Lizanne C. Uychaco	Head – Sales & Distribution

*	Members of the Board.

Delfin C. Gonzalez, Jr. Mr. Gonzalez, 54, joined Globe on November 16, 2000 as Head of the Finance Group. He worked previously with San Miguel Corporation, first with the Strategic Planning and Finance Group and then as Executive Vice President, CFO and Treasurer before he retired in 1999.

Emmanuel A. Aligada. Mr. Aligada, 44, is Head of Customer Service. He held the title of VP for Citiphone Banking in Citibank, N.A. where he stayed for 8 years before joining Globe in 1998. He was a Regional Sales Manager for PhilAm Life Insurance Co. from 1982-1990. He graduated from the University of the Philippines with a degree in BS Business Administration.

Ma. Concepcion de Castro-Alcedo. Ms. Alcedo, 39, has served as Head of Globe Handyphone Marketing. She brings with her 17 years of experience on brand marketing. She began with Procter and Gamble and prior to joining Globe, she was Vice President for Marketing of the Lopez Group of Companies.

Ferdinand M. de la Cruz. Mr. de la Cruz, 37, joined Globe as Head of the Wireless Group and is a licensed Mechanical Engineer. He brings with him solid work experience in the sales and marketing departments of multinational companies like Kraft Foods and Unilever Philippines. He was the President and General Manager of Kraft Foods Philippines before joining Globe, and before that, was the Senior Vice-President for the Marketing and Sales Division of Ayala Land Inc. He also served as National Sales Manager for San Miguel Brewing.

Rodell A. Garcia. Mr. Garcia, 47, is the Chief Information Officer. Prior to joining Globe, he was Executive Vice President for the Information Technology Group of DBS Bank Philippines, Inc. He also held several management positions in Citytrust Banking Corporation.

Gil B. Genio. Mr. Genio, 44, Chief Executive Officer of Innove. Appointed Head of the Fixed Network Group and Chief Operating Officer of Innove on November 16, 2000. Before his appointment to Innove, Mr. Genio was Globe’s Senior Vice President and Chief Financial Officer from 1997. He is also currently a Managing Director of Ayala Corporation. Prior to joining Globe, he served as Vice-President for Citibank, N.A., managing audit operations in Japan, Hong Kong and the People’s Republic of China.

Cesar M. Maureal. Mr. Maureal, 49, joined Globe as Head of the Human Resources Group in April 2003. He has had over 25 years of experience in the fields of training, human resource management and organizational development gained from local and multinational companies in the Philippines, Asia and the United States. Prior to joining Globe, he was the Director for Regional Programs at the Applied Global University of the Applied Materials, Inc. in Santa Clara, California.

Ramon Antonio Pineda. Mr. Pineda, 45, joined Globe as the Head of Wireline Voice. He is a Mechanical Engineering graduate from the University of the Philippines and attained his professional license in 1981. Before joining Globe, he was the Vice-President for Residential Market and Provincial Telcos Markets in Bayantel, Inc.

Rebecca V. Ramirez. Ms. Ramirez, 41, is the Head of Internal Audit directly reporting to the Audit Committee. She has 7 years experience in telecom financials and auditing from Oceanic Wireless Network and Eastern Telecoms and 5 years of senior computer auditing from SGV & Co.

Jesus C. Romero. Mr. Romero, 40, has served as the Head of Wireline Data. He initially joined Globe as a Systems Engineer, and has also served as Director for Business Services Sales. He took a respite from corporate employment, when in 1994 he became self-employed with his own company, TelPlus Inc. Within the year, however, he became the Regional Sales Manager for Enterprise Network Systems at Hughes Network Systems, winning in his 2nd year the ENS Worldwide Marketing Excellence Award; after 3 years he moved on to ComStream Corporation as Regional Manager for Satellite Global Access.

Rodolfo A. Salalima. Mr. Salalima, 56, is Head of Corporate and Regulatory Affairs and the Assistant Corporate Secretary. He has been employed with Globe since 1993. He is also a Managing Director of Ayala Corporation. From 1992 to 1996, he served as the first President and Founding Director of the Telecommunications and Broadcast Attorneys of the Philippines, Inc. (‘TELEBAP’) and is currently a Director and the President of the Philippine Electronics and Telecommunications Federation.

Nicanor V. Santiago. Mr. Santiago, 38, is the Head of New Products Development. He began his career at Pilipinas Shell Petroleum Corporation, and has also worked at Colgate Palmolive Phils. Inc. and Piltel prior to joining Globe.

Ana D. Singson. Ms. Singson, 37, is the Head of Touch Mobile/Corporate Marketing. Prior to joining Globe she served in various capacities in Avon Cosmetics, Inc. and Unilever.

Lizanne C. Uychaco. Ms. Uychaco, 48, is the Head of our Sales and Distribution group. She joined Globe as the Head of Centers Management. Prior to joining Globe, she held various management positions at Fontana Resort & Country Club, RN Development Corporations and Fontana Properties.

Senior Consultants

Andrew Buay. Mr. Buay, 38, joined Globe as Chief Operating Adviser in 2003. He is currently the Managing Director of Singapore Telecommunications International (Philippines) and has held various executive and senior management positions within Singapore Telecom, Inc.

Robert L. Wiggins. Mr. Wiggins, 51, joined Globe as Chief Technical Advisor in 2002. He has approximately 30 years of work experience in the telecommunications industry in various management capacities.

Family Relationships

The Chairman of our Board of Directors, Jaime Augusto Zobel de Ayala II, and a Director, Fernando Zobel de Ayala, are brothers.

Board Practices

None of our directors, key officers or management committee members have service contracts with Globe providing for benefits upon termination of employment. None of our directors, key officers or management committee members own one percent or more of our common shares. Ayala’s Management Committee and/or its Board of Directors direct the voting of the Globe’s share held by Ayala. The members of the Board serve for a one year period.

Audit Committee and Compensation Committee

Our audit committee is composed of three members. The members are Jesus P. Tambunting, Rufino Luis T. Manotok and Lim Chuan Poh. As provided for in the audit committee charter, the purpose of the audit committee is to bring positive results in supervising and supporting the management of the company through the provision of checks and balances.

Our executive compensation committee is composed of four members. The members are Delfin L. Lazaro, Guillermo D. Luchangco, Gerardo C. Ablaza, Jr. and Lim Chuan Poh. The committee reviews and makes recommendations to the Board with respect to appointments and terminations of appointments, remuneration of directors and the remuneration and terminations of senior executives.

Compensation

The total annual compensation of the President and four other top officers of our company was (Peso)55.0 million ($0.99 million) in 2003. The President and the Chief Executive Officer is Gerardo C. Ablaza, Jr. and four other top officers are Delfin C. Gonzalez, Jr., Gil B. Genio, Rodolfo A. Salalima and Ferdinand M. de la Cruz, all of whom are group heads of our company except for Gil Genio who is the chief executive officer of Innove, a wholly-owned subsidiary.

Globe has a defined benefit pension plan covering all its regular employees. The benefits are based on years of service and compensation based on the last year of employment. Total pension expense for the years ended December 31, 2003 and 2002 amounted to (Peso)111.5 million ($2.0 million) and (Peso)96.9 million, respectively. Based on the latest actuarial valuation report as of October 1, 2003, the actuarial accrued liability amounted to (Peso)545.3 million ($9.8 million) and the fair value of the plan assets amounted to (Peso)569.1 million ($10.2 million) resulting in an overfunding of (Peso)23.8 million ($0.4 million).

Innove has a funded, noncontributory, defined benefit pension plan covering substantially all of its regular employees. Pension expense amounted to (Peso)20.7 million, (Peso)4.4 million and (Peso)8.4 million ($0.2 million) for the years ended December 31, 2001, 2002 and 2003, respectively. Based on the actuarial valuation as of October 1, 2003 computed using the projected unit credit method, the actuarial accrued liability amounted to (Peso)223.3 million ($4.0 million) and the fair value of plan assets amounted to (Peso)200.9 million ($3.6 million). The principal actuarial assumptions used to determine benefits includes a salary increase rate of 8% and an investment yield rate of 10% per annum which are based on the average historical and projected normal rates. Innove’s annual contribution to the pension plan consists of a payment covering the current service cost for the year plus a payment toward funding the actuarial accrued liability.

For the year ended December 31, 2003, the total annual compensation paid to all senior personnel from manager and up was (Peso)875.5 million ($15.7 million) and (Peso)660.7 million in 2002. Projected total annual compensation for 2004 is (Peso)905.3 million.

Stock Option and Stock Ownership Plans

Globe Telecom has three stock-based compensation plans. The number of shares allocated under the plans shall not exceed the aggregate equivalent of 6% of the authorized capital stock or up to 12.00 million common shares.

The Employees Stock Ownership Plan (‘ESOWN’) for all regular employees (granted in 1998 and 1999) and the Executive Stock Option Plan 1 (‘ESOP1’) for key senior executives (granted in 1998 and 2000) provide for an initial subscription price for shares subject of each option granted equivalent to 85% of the initial offer price. Any subsequent subscription for the ESOP1 shall be for a price equivalent to 85% of the average closing price for the month prior to the month of eligibility. The qualified officers and employees shall pay for the shares subscribed under the ESOP1 and ESOWN through installments over maximum periods of ten years and five years, respectively. The shares of stock have a holding period of five years and the employees must remain with Globe or its affiliates over such period. The plans also provide restrictions on sale or assignment of shares for five years from date of subscription. As of December 31, 2003, exercised shares under ESOP1 totaled 1,712,133 shares with a weighted average exercise price of (Peso)196.75 a share while options exercisable totaled 4,582 after reverse stock split, with an adjusted weighted average exercise price of (Peso)477.50 a share.

On April 4, 2003, Globe granted additional stock options to key executives and senior management personnel under the Executive Stock Option Plan 2 (‘ESOP2’). It required the grantees to pay a nonrefundable option purchase price of (Peso)1,000 until June 30, 2003, which is the closing date for the acceptance of the offer. As of December 31, 2003, a total of 639,200 stock options were granted to key executives and senior management personnel. ESOP2 provides for an exercise price of (Peso)547, which is the average quoted market price of the last 20 trading days preceding April 4, 2003. Fifty percent of the options become exercisable from April 4, 2005 to April 4, 2013, while the remaining fifty percent become exercisable from April 4, 2006 to April 4, 2013. In order to take advantage of ESOP2, the grantees must remain with Globe Telecom or its affiliates from grant date up to the beginning of the exercise period of the corresponding shares. There were no options exercised or forfeited for the years ended December 31, 2003, 2002 and 2001.

Security Ownership of the Directors and Officers as of December 31, 2003:

Class	NAME	POSITION	NO. OF SHARES		RECORD / BENEFICIAL	%AGE
Common	Jaime Augusto Zobel de Ayala II*	Chairman	101	*	(R)	.000034%
Common	Delfin L. Lazaro	Co-Vice Chairman & Chairman of the Executive Committee	1	*	(R)	.000001%
Common	Lim Chuan Poh	Co- Vice Chairman	2	*	(R)	.000001%
Common	Gerardo C. Ablaza, Jr.	Director & President	1	*	(R)	.000001%
Preferred	Romeo L. Bernardo	Director	1	**	(R)	.000001%
Common	Lucas Chow	Director	2	*	(R)	.000001%
Common	Xavier P. Loinaz	Director	1	*	(R)	.000001%
Preferred	Guillermo D. Luchangco	Director	1	**	(R)	.000001%
Common	Rufino Luis T. Manotok	Director	1	*	(R)	.000001%
Common	Renato O. Marzan	Director & Corporate Secretary	1	*	(R)	.000001%
Preferred	Jesus P. Tambunting	Director	1	**	(R)	.000001%
Common	Fernando Zobel de Ayala	Director	101	*	(R)	.000034%
Common	Ma. Concepcion de Castro-Alcedo	Head – Globe Handyphone Marketing	0	*
Common	Emmanuel A. Aligada	Head – Customer Service	2,500	*	(R)	.000838%
Common	Ferdinand M. de la Cruz	Head – Wireless Business	0	*

Class	NAME	POSITION	NO. OF SHARES		RECORD / BENEFICIAL	%AGE
Common	Rodell A. Garcia	Head – Information Systems	0	*
Common	Gil B. Genio	CEO, Innove	0	*
Common	Delfin C. Gonzalez, Jr.	Chief Financial Officer	0	*
Common	Cesar M. Maureal	Head – Human Resources Group	0	*
Common	Ramon Antonio Pineda	Head – Wireline Voice	0	*
Common	Rebecca V. Ramirez	Head – Internal Audit	625	*	(R)	.000209%
Common	Jesus C. Romero	Head – Wireline Data	2,501	*	(R)	.000838%
Common	Rodolfo A. Salalima	Head – Corporate Affairs & Regulatory Matters / Asst. Corporate Secretary	0	*
Common	Nicanor V. Santiago	Head – New Products Development	0	*
Common	Ana D. Singson	Head –Touch Mobile/Corporate Marketing	0	*
Common	Lizanne C. Uychaco	Head – Sales & Distribution	0	*

Security Ownership of all Directors and Officers			5,840			.001957%

*	Common shares

**	Preferred Shares

Employees

On a consolidated basis, we increased our headcount to 4,186 in 2003 from 3,931 in 2002, 25.9% of which are covered by the 2001-2005 Collective Bargaining Agreement (‘CBA’) entered into 2001. Certain non-supervisory employees of Globe are represented by a trade union. In January 2003, Globe began the wireline staff rationalization program in line with the wireline group’s efforts to ensure business viability, driven by the business’ financial state and the landline market’s maturation. These efforts were hinged on ensuring competitiveness and efficiency of services rendered to customers. The Globe Telecom Workers Union, (‘GTWU’), decided to file a notice of strike in February 2003 with the National Conciliation Mediation Board under the Department of Labor and Employment against our management. Following a series of conciliatory talks between management and GTWU, where issues were discussed and resolved, the strike was averted. Philippine law provides for a renegotiation of the economic and non-economic provisions of the CBA after a three year period which ended last December 31, 2003. As of March 8, 2004, we are in negotiations with the GTWU over the economic and non-economic provisions of the CBA for the years 2004 and 2005.

Breakdown of employees by main category of activity from 2001 to 2003 are as follows:

Employees by Main Category of Activity	2003	2002	2001
Executives	147	132	129
Managerial	361	310	283
Supervisory	1,019	885	636
Rank and File	2,659	2,604	2,839

Total	4,186	3,931	3,887

In addition to its regular employees, Globe employs temporary personnel. At the end of 2003, Globe had approximately 525 temporary employees.

We are continually developing strategic initiatives to explore new and improved ways to realize operating efficiencies that will enable us to fully focus on our strategic business units. We believe that these initiatives will enhance shareholder value, improve corporate agility, and stimulate improvements in operational efficiency and effectiveness for better customer service.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information regarding beneficial ownership of our outstanding capital stock as of December 31, 2003 for all shareholders known to us to beneficially own 5% or more of our capital stock. Our capital stock consists of preferred and common shares, all of which have equal voting rights. The outstanding preferred shares represent 53.12% of Globe’s outstanding capital stock, and the outstanding common shares represent 46.88% of Globe’s outstanding capital stock. We derived the following information from our records.

Shareholders	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Preferred Shares Beneficially Owned(1)	Percent of Total Common Shares Outstanding	Percent of Total Shares Outstanding(2)
Ayala Corporation	55,918,496	—	39.96%	18.74%
STI	56,036,016	—	40.05%	18.78
Asiacom	—	158,515,021	—	53.12%

(1)	Asiacom owns all of Globe’s outstanding preferred shares. Ayala and STI own 60% and 40% of the outstanding shares of Asiacom, respectively. Under Rule 13d-3 of the United States Securities Exchange Act of 1934, as amended, each of Ayala and STI could be deemed to beneficially own all the Globe preferred shares owned by Asiacom (although they disclaim beneficial ownership in excess of each of their ownership percentages as recorded in Asiacom’s shareholders registry.) Under Philippine law there is no concept of beneficial ownership. For a description of the Asiacom shareholders agreement, see below “Relationship with Ayala and SingTel.”

(2)	Total shares outstanding include common shares and preferred shares.

Combination with Innove

On February 22, 2000, Globe and its principal shareholders, Ayala and STI and Innove (then known as Islacom) and its principal shareholders, Asiacom and DeTeAsia, entered into a General Agreement for a combination of the business and operations of Globe and Innove. The General Agreement contemplated the issuance of new Globe common and preferred shares to Innove’s shareholders in exchange for 100% of the issued and outstanding stock of Innove. The following were undertaken and completed pursuant to the General Agreement and the share swap transaction:

(a)	Globe restructured its existing capital structure through the execution of a 1 for 50 reverse stock split and a declassification of Globe’s Common A and B shares into a single class of shares in August 2000.

(b)	In the last quarter of 2000, Innove (then known as Islacom) aligned certain operating and financial policies with Globe which resulted in significant one-time adjustments amounting to about (Peso)1.02 billion included in the related accounts in Innove’s statements of income. These one-time adjustments include the effects of change in estimated useful lives of outside plant and others and the effects of the elimination of salvage values in computing for depreciation and amortization expenses which resulted in an increase in Innove’s loss from operations of about (Peso)847 million in 2000.

(c)	NTC issued its approval on the share swap transaction on February 2, 2001.

(d)	As part of the commitments, representations and warranties made by the shareholders of Globe and Innove under the General Agreement: (a) Innove Board of Directors approved on January 19, 2001 the conversion of the $240 million loan from DeTeAsia into additional paid-in capital. On February 28, 2001, the $240 million loan from DeTeAsia was converted into DeTeAsia’s equity in Innove following the approval of the NTC of the share swap transaction; and (b) DeTeAsia reimbursed Innove for all expenses relating to the dispute with Liberty Broadcasting Network Inc., or LBNI, over a microwave backbone transmission facility. These expenses aggregated to about (Peso)641 million and were also converted to additional paid-in capital in December 2000. Further, the parties also agreed that Innove’s liability to LBNI in the amount of $14.4 million, which was paid by DeTeAsia, be converted to additional paid-in capital.

(e)	On February 5, 2001, the shareholders of Innove signed a Settlement Agreement by virtue of which they agreed to mutually settle, waive and compromise any and all representations and warranty claims under the General Agreement.

(f)	Innove received (Peso)3.35 billion ($68 million) additional paid-in capital from Asiacom as of February 6, 2001. Asiacom provided additional funding to Innove for the enhancement of the value of the combination of Innove and Globe.

(g)	On March 5, 2001, Ayala, STI, DeTeAsia and Asiacom signed an agreement under which, subject to the approval of the Philippine SEC and PSE, DeTeAsia and Asiacom will subscribe to 28,830,860 new common and 158,515,021 series “A” convertible preferred shares, respectively, of Globe in exchange for 100% of the issued and outstanding capital stock of Innove.

(h)	On March 9, 2001, Globe filed its application with the Philippine SEC to increase its authorized capital stock from (Peso)5 billion to (Peso)11.25 billion to create additional common and preferred shares and to issue them to DeTeAsia and Asiacom as an exempt transaction under the Revised Securities Act in order to effect the share swap agreement. This application was approved by the Philippine SEC on June 2, 2001.

(i)	On June 27, 2001, the PSE approved the listing of Globe’s 28,830,860 new common shares and 158,515,021 preferred series “A” shares issued to Innove’s principal shareholders DeTeAsia and Asiacom, respectively, in exchange for 100% of the issued and outstanding stock of Innove. On the same day, the parties completed the share swap transactions and the new shares were listed on the PSE on June 29, 2001.

As a result of the above transactions, Innove became a consolidated subsidiary of Globe effective June 27, 2001.

In October 2003, DeTeAsia sold its 24.8% equity ownership in Globe as follows: (1) to Ayala at 10.04 million shares; (2) to STI at 15.64 million shares; and (3) to Globe at 12.00 million shares. As of December 31, 2003, the effective ownership share of Ayala (inclusive of shares held by its wholly-owned subsidiary) and STI became 40% each. The acquisition by Globe Telecom of its own common shares of stock decreased (1) the outstanding shares of stock by 12.00 million shares and (2) the stockholders’ equity by (Peso)8.19 billion, representing the total consideration for the 12.00 million shares at (Peso)680 per share and incidental costs associated to the acquisition.

Stockholders	Common	% of Common	Preferred	% of Preferred	Total	% of Total
Ayala*	53,456,303	38	—	—	53,456,303	18
STI	56,036,016	40	—	—	56,036,016	19
Asiacom	0	—	158,515,021	100	158,515,021	53
Public	30,411,548	22	—	—	30,411,548	10

Total	139,903,867	100	158,515,021	100	298,418,888	100

*	Ayala’s effective ownership totaling 55.9 million common shares (or 40% of Globe’s common shares) includes shares owned by a subsidiary where it has full voting power.

As of December 31, 2003 there were 5,395 shareholders of record of Globe’s outstanding common shares.

Relationship with Ayala and SingTel

Through our principal shareholders we have significant relationships with Ayala and SingTel. Ayala is one of the most prominent conglomerates in the Philippines with operations in real estate, telecommunications, and financial services industries; while SingTel is a leading telecommunications company with voice and data services over fixed, wireless and internet platforms; Many of our executive officers and directors hold management positions with Ayala and SingTel.

The two principal shareholders have provided us with a strong financial commitment, local and international perspectives and technical and operational experience. In 2001, in an effort to assist us to expand our network, Ayala and STI agreed to convert 10.27 million warrants and to subscribe to an additional 8.9 million new shares of our common stock, resulting in a capital injection of approximately $155 million. In addition, SingTel provides us with technical assistance. See “Related Party Transactions” below for details on the technical assistance agreement between SingTel and Globe.

Apart from technical assistance, we also benefit from SingTel’s ability to negotiate favorable pricing in the procurement of communications equipment, including handset procurement, resulting in capital expenditure savings. In addition, SingTel shares its experience and expertise in operating communications businesses with us. Our regular exchange of business know-how allows our companies to pool our expertise, save research and development time and costs, and thus reduce the time to market for new products. Such market intelligence gathering has assisted us in formulating our strategies, designing effective sales and marketing initiatives, and customer services.

We have also entered into a roaming and interconnection agreement with SingTel whereby we provide mutually beneficial services. See “Related Party Transactions” below.

Ayala, SingTel and Asiacom have entered into a shareholder agreement dated March 5, 2001 with respect to their shareholdings in Globe. The main provisions are as follow:

•	Asiacom is entitled to nominate nine directors of Globe. Ayala and SingTel the balance.

•	Ayala and SingTel each have contractual veto rights over a number of major decisions and transactions that Globe could make or enter into, including but not limited to approving Globe’s business plan, incurring any expenditure in excess of $10 million other than those specially approved in the business plan, issuance or creation of any share capital, declaration of any dividend and borrowing of any money in excess of $10 million.

•	Ayala and SingTel should make available technical and professional assistance to Globe. To the extent that such assistance is provided to Globe, it will be based on agreements to be concluded on an arm’s-length basis.

•	Subject to maintaining specified minimum levels of common share ownership for two years (which period may be shortened in the event of a change in foreign ownership restrictions under Philippine law), Ayala and SingTel are permitted to sell and purchase common shares of Globe through bona fide transactions on the PSE. Sales of common shares other than as described shall be subject to a first right of refusal in favor of the other principal common shareholders.

Ayala and SingTel have also entered into a shareholders agreement dated March 5, 2001 with respect to their shareholdings in Asiacom pursuant to which:

•	Ayala and SingTel can nominate directors of Asiacom in proportion to their respective shareholdings.

•	Of the nine directors that Asiacom can nominate to the Globe board of directors, the directors nominated by SingTel to the Asiacom board of directors are entitled to nominate one each while the directors nominated by Ayala are entitled to nominate seven.

•	Without the prior approval of the remaining shareholders, no shareholder shall transfer its Asiacom shares to persons other than affiliates.

•	A shareholder shall be required to offer its holdings in Asiacom to the other shareholders if such shareholder’s holdings in Globe fall below a specified level.

Related Party Transactions

Transactions with Major Shareholders

Globe and Innove, in their regular conduct of business, enter into transactions with their principal shareholders and certain affiliates. These transactions which are accounted for at market prices normally charged to unaffiliated customers for similar goods and services, include the following:

Globe

(a)	Globe has interconnection agreements with STI and DT. Transactions with DT for the years ended December 31, 2003, 2002 and 2001 were not material. The details of interconnection toll income earned and net traffic receivable balance due from STI arising from these transactions as of and for the years ended December 31 follow:

	2002		2002		2003		2003
	(In Thousand Pesos and US Dollars)
Interconnection toll income	(Peso)	242,609	(Peso)	1,437,494	(Peso)	2,239,630	$40,291
Net traffic receivable		213,524		736,665		548,395	9,867

(b)	Globe and STI have a technical assistance agreement whereby STI will provide consultancy and advisory services, including those with respect to the construction and operation of Globe’s networks and communication services, equipment procurement and personnel services. In addition, Globe has software development, supply, license and support arrangements, lease of cable facilities, maintenance and restoration costs and other transactions with STI.

The details of fees incurred under these agreements for the years ended December 31 follow:

	2001		2002		2003		2003
	(In Thousand Pesos and US Dollars)
Technical assistance fee	(Peso)	89,620	(Peso)	63,420	(Peso)	78,095	$1,405
Software development, supply, license and support fees		70,736		98,860		56,316	1,013
Lease of cable facilities, maintenance and restoration costs and other transactions		48,857		50,679		54,026	972

The net outstanding balances due to STI arising from these transactions as of December 31 follow:

	2001		2002		2003		2003
	(In thousand Pesos and US Dollars)
Technical assistance	(Peso)	50,848	(Peso)	64,018	(Peso)	16,895	$304
Software development, supply, license and support		—		19,503		13,756	247
Lease of cable facilities, maintenance and restoration costs and other transactions		15,273		—		14,193	255

(c)	In 2001, Globe signed a cable equipment supply agreement with C2C, an affiliate of ST. As of December 31, 2003, the equipment purchased under this agreement amounted to (Peso)2,785.40 million ($50.1 million) and was included as part of the “Property and equipment” account in the consolidated balance sheets.

In March 2002, Globe entered into an equipment lease agreement for the same equipment obtained from C2C with GB21 (Hong Kong) Limited (GB21). Subsequently, GB21, in consideration of C2C’s agreement to assume all payment obligations pursuant to the lease agreement, assigned all its rights, obligations and interest in the equipment lease agreement to C2C. As a result of the said assignment of the receivables and payables by GB21 and C2C under the two agreements, the remaining liability of Globe to C2C for the cable supply agreement amounted to (Peso)2,430.4 million ($43.7 million), (Peso)2,518.5 million and (Peso)2,561.1 million as of December 31, 2003, 2002 and 2001, respectively, which were shown as “Other long-term liabilities” in the consolidated balance sheets.

Globe entered into agreements with C2C for the purchase of IRUs in the C2C and Japan-US Cable Networks. As of December 31, 2003, the aggregate cost of capacity purchased from C2C amounted to (Peso)1,133.9 million ($20.4 million) and was included as part of “Property and equipment” account in the consolidated balance sheets.

In July 2002, Globe received advance service fees from C2C amounting to $1.6 million which will be offset against C2C’s share in the operations and maintenance costs of the cable landing facilities of Globe pursuant to a landing party agreement entered into by both parties in August 2000. Also, in January 2003, Globe received advance lease payments from C2C for its cable landing station facilities amounting to $4.11 million. As of December 31, 2003, the parties have yet to finalize the terms of their definitive agreements on these matters. Pending finalization of the terms of such definitive agreements, the parties have agreed on a lease amortization schedule and application of a portion of the advance service fees for C2C’s share in the 2002 operations and maintenance costs of the cable landing facilities. Accordingly, Globe recognized service fees of (Peso)42.3 million ($0.8 million) and lease income of (Peso)51.0 million ($0.9 million) for the year ended December 31, 2003. As of December 31, 2003, the current and non-current portions of the said advances amounting to (Peso)59.5 million ($1.1 million) and (Peso)162.0 million ($2.9 million), respectively, are shown as part of “Other long-term liabilities” account in the consolidated balance sheets.

(d)	Globe reimburses AC for certain operating expenses. The net outstanding payable and transactions with AC as of and for the years ended December 31, 2003, 2002 and 2001 were not material.

Innove

(a)	Innove obtained a total of $30 million emergency loan from DT which bears interest at the 6-month USD LIBOR plus 2%, and payable on July 31, 2001. The repayment dates were extended to July 1, 2002 for the first $15 million and June 30, 2003 for the second $15 million, and the interest rate basis was changed to one year USD LIBOR. The total amount of $30 million loan was fully paid in July and November 2002.

(b)	Innove and DT entered into a Technical Assistance Agreement (Agreement) whereby DT will provide technical advisory services for a fee. DT subsequently assigned all its rights, title, interests, duties and obligations in the Agreement to Consultancy by Technicus Corporation with the conformity of Innove. On August 12, 2002, the Agreement was extended from December 31, 2002 to December 31, 2003, with no other changes in the original provisions. Technical fees charged to operations amounted to (Peso)0.64 million, (Peso)9.90 million and (Peso)43.40 million for the years ended December 31, 2003, 2002 and 2001, respectively. The outstanding balance of (Peso)2.90 million, (Peso)4.98 million and (Peso)4.40 million as of December 31, 2003, 2002 and 2001, respectively, are included under “Accounts payable and accrued expenses” in the consolidated balance sheets.

Interconnection Income

Innove has interconnection agreements with DT and ST. There was no interconnection toll income earned from DT and ST for the year ended December 31, 2003. Interconnection toll income from DT and ST earned for the year ended December 31, 2002 amounted to (Peso)0.98 million and (Peso)0.91 million, respectively.

The related net traffic receivable as of December 31, 2002 due from DT amounted to (Peso)0.13 million and none for December 31, 2003. There were no net traffic receivable due from STI as of December 31, 2003 and 2002.

Effective October 20, 2003, DT divested its shareholdings in Globe and is no longer a related party (see Note 15 to our consolidated financial statements).

The summary of outstanding balances resulting from transactions with related parties follows:

	2001		2002		2003		2003
	(In thousand Pesos and US Dollars)
Traffic settlements receivable (included in Receivables) (see Note 41)	(Peso)	511,849	(Peso)	812,702	(Peso)	596,007	$10,722
Traffic settlements payable (included in Accounts payable and accrued expenses) (see Note 101)		288,688		76,978		46,568	838
Accounts payable (included in Accounts payable and accrued expenses) (see Note 101)		70,521		88,501		47,744	859
Long-term debt (see Note 121)		1,550,700		—		—	—
Other long-term debt (see Note 131)		2,561,051		2,603,683		2,651,816	47,707

[1]	to our consolidated financial statements

We have entered into a number of transactions with our principal shareholders, SingTel and Ayala. We believe that such transactions have generally been as favorable to us as similar transactions with third parties would have been. We do not have a written policy regarding transactions with affiliates.

Our annual aggregate international settlement and roaming payments to and receipts from SingTel are summarized below for the periods indicated:

	Year ended December 31,
	2001		2002		2003		2003
	(in millions of Pesos and US Dollars)
International settlement
Paid	(Peso)	50.1	(Peso)	351.7	(Peso)	66.6	$1.2
Received		94.4		1,117.3		2,394.7	43.1
Roaming
Paid	(Peso)	25.5	(Peso)	45.3	(Peso)	45.2	$0.8
Received		162.8		182.5		180.3	3.2

SingTel licenses to us the wireless billing system and wireline billing system software for use in our cellular and fixed line services. SingTel offers us remote and on-site support for these software programs for an annual fee. We paid SingTel license and annual support fees of (Peso)70.7 million, (Peso)79.4 million and (Peso)62.1 million ($1.1 million) in 2001, 2002 and 2003, respectively.

We may enter into additional transactions with our principal shareholders, directors and officers from time to time in the future.

ITEM 8.	FINANCIAL INFORMATION

See Item 17. “Financial Statements.”

Legal Proceedings

NTC Memorandum Circular No. 13-6-2000

Globe Telecom is an intervenor in and Innove (formerly Islacom) is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al. versus National Telecommunications Commission (NTC), et. al.” before the Regional Trial Court (‘RTC’) of Quezon City by virtue of which Globe Telecom and Innove, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two years. The NTC appealed the grant of the injunction to the Court of Appeals. On October 25, 2001, Globe Telecom and Innove received a copy of the decision of the Court of Appeals ordering the dismissal of the case before the RTC for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the Court of Appeals claims had jurisdiction over the matter. Globe Telecom subsequently filed a Petition for Review with the Supreme Court seeking to reverse the decision of the Court of Appeals. After initially denying the petition, the Supreme Court, on August 12, 2003, overturned the Court of Appeal’s earlier dismissal of the petition filed by Globe Telecom. In its 13-page decision, the Supreme Court said the RTC could hear and decide the case, contrary to NTC’s argument. The Supreme Court has also since denied NTC’s motion for reconsideration with finality on November 12, 2003. Globe is still awaiting the resumption of proceeding before the RTC.

In the event, however, that Globe Telecom and Innove are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the Globe Group would probably incur additional costs for carrying and maintaining prepaid subscribers in their networks.

Recent Development with U.S. Carriers

On February 7, 2003, AT&T and MCI filed a petition before the FCC seeking a stop-payment order on settlements to the Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and MCI into agreeing to an increase in termination rates to the Philippines. Whipsawing occurs when a foreign monopoly supplier uses its market power to negotiate a more favorable agreement from one U.S. carrier and extract the same terms from other U.S. carriers. On March 10, 2003, the Chief International Bureau of the FCC issued an order suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the FCC issues a public notice stating otherwise.

The order had the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the order. In response, the NTC issued an order on March 12, 2003 ordering Philippine carriers not to accept traffic from U.S. carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered.

On April 10, 2003, Globe Telecom filed a petition for review before the FCC seeking to lift the order from the Chief International Bureau.

On October 17, 2003, the NTC issued a Memorandum Order ordering all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers on mutually acceptable final or interim termination rates and on terms and conditions agreed upon by the parties.

In November 2003, Globe Telecom announced the conclusion of interim commercial arrangements with MCI and Sprint. On January 9, 2004, Globe Telecom reached an interim termination rate agreement with AT&T for U.S.-Philippine traffic.

As of December 31, 2003, net receivables from various U.S. carriers, including AT&T and MCI, amounted to $7.47 million.

On January 10 and 11, 2004, the U.S. DOJ served subpoenas to three Globe Telecom executives requiring them to appear before a grand jury investigation in Hawaii. The investigation is for the purpose of determining if the conduct of the Philippine carriers in relation to the termination rate disputes with U.S. carriers may have violated U.S. laws. The executives of other Philippine telecommunications companies were also served subpoenas.

On January 26, 2004, the FCC lifted the stop-payment order against Globe Telecom following confirmation by U.S. carriers that service with Globe Telecom had been normalized. U.S. carriers are now required to resume payments for termination services.

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

On January 29, 2002, our Board of Directors (‘BOD’) approved the declaration of a 25% stock dividend for 2002. All common shareholders as of the record date were entitled to receive the dividends. The declaration of the 25% stock dividend was subsequently approved by our shareholders at the annual shareholders meeting held on April 11, 2002. A total of 30,379,672 additional common shares were issued in June 2002 as payment for the said stock dividends. The stock dividends were issued at par out of additional-paid-in-capital.

Our BOD also approved the declaration of dividends amounting to (Peso)47.07 million, (Peso)64.00 million and (Peso)67.96 million ($1.22 million) in 2001, 2002 and 2003, respectively, payable to series “A” convertible preferred shareholders. In 2003, Globe Telecom fully paid its remaining dividends payable to preferred shareholders of (Peso)108.7 million ($1.9 million) as of December 31, 2003.

On January 29, 2004, our BOD approved a new dividend policy to declare cash dividends to its common shareholders on a regular basis as may be determined by the BOD from time to time. The BOD had set out a dividend payout rate of approximately 50% of the prior year’s net income payable semi-annually in March and September of each year. This will be reviewed annually taking into account the Company’s operating results, cash flows, debt covenants, capital expenditure levels and liquidity. The BOD also declared the first semi-annual cash dividend in 2004 of (Peso)18 per share payable to common stockholders of record as of February 18, 2004 and payable on March 15, 2004.

Significant Changes

On January 12, 2004, SingTel announced that SingTel and its 59.5%-owned subsidiary C2C Pte Ltd have reached an agreement in-principle with C2C’s banking syndicate (the ‘Lenders’) regarding the main commercial terms and conditions of a consensual restructuring of C2C’s $650 million senior secured credit facility. The terms and conditions of the restructuring have been set out in a Memorandum of Understanding executed by the parties. Closing of the restructuring is conditional upon, inter alia, finalization of satisfactory documentation.

On February 2004, Globe issued (Peso)3.0 billion worth of Philippine SEC registered bonds. This offering is an increase from the previous (Peso)2.7 billion originally applied for.

Globe also signed an agreement with Nordeutsche Landesbank Girozentrale, Singapore Branch, for a $50 million Term Loan Facility. The loan was arranged by Credit Lyonais, DBS and HSBC. The $50 million loan facility was arranged in September 2003 and the proceeds from the planned (Peso)3.0 billion retail bond offering will be used to refinance the Company’s indebtedness maturing over the near term.

Globe has expressed its intention to exercise its call option on its 2009 Senior Notes in August 2004.

ITEM 9.	THE OFFER AND LISTING

Market Price Information — Common Shares

Our common shares have been listed and traded on the PSE since 1974 and have been included in the Philippine Composite Index since 2001. We restructured our share capital stock in 2000, which consisted of a declassification of our Class A and Class B common shares by creating a single class of common shares and a one for 50 reverse stock split. The information in the table below gives effect to the declassification and the reverse stock split. The table shows, for the periods indicated, the high and low closing prices for the common shares as quoted on the PSE through February 2004.

	Common Shares
Year Ended December 31,	High	Low
	(in Pesos)
1999	612.50	310.00
2000	915.00	500.00
2001	860.00	520.00
2002*	815.00	390.00
First quarter	815.00	660.00
Second quarter	810.00	520.00
Third quarter	565.00	465.00
Fourth quarter	462.50	390.00
2003
First quarter	580.00	445.00
Second quarter	655.00	530.00
Third quarter	740.00	615.00
Fourth quarter	865.00	695.00
September	700.00	625.00
October	790.00	695.00
November	840.00	720.00
December	865.00	720.00
2004
January	1,005.00	900.00
February	905.00	845.00

*	Note: In June 2002, a 25% stock dividend was issued by Globe to all common stockholders of record as of April 30, 2002.

The application to list the Philippine depositary receipts, or the PDRs, which were issued by Globe Telecom Holdings, Inc., (‘GTHI’) on October 5, 2000 on the PSE was approved by the Board of Governors of the PSE on September 13, 2000. On May 30, 2002, Globe notified GTHI that it had set the expiry date for the PDRs as July 15, 2002, after which the PDRs may no longer be exercised on the same day. GTHI notified the Philippine SEC and PSE about the setting of the expiry date. On October 1, 2002, a meeting of all remaining holders of the PDRs was held to discuss the proposed manner of disposition of our common shares underlying the PDRs, which expired July 15, 2002 in accordance with Section 5(c) of the PDR instrument. At the meeting, 99.84% of the remaining holders of the PDRs voted to amend the PDR instrument to allow GTHI to fulfill its remaining obligations to the PDR holders in relation to our common shares underlying the PDRs in any of the following ways:

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

On December 26, 2002, having completed and concluded its only business activity, GTHI filed with the Philippine SEC a request for the revocation of its permit to sell the PDRs. On December 8, 2003, the Philippine SEC approved the revocation of the Order of Registration and certificates of Permit to Sell Securities to the public issued to GTHI (See Note 15 of our consolidated financial statements). The PDRs traded on the PSE from October 16, 2000 until their expiry date on July 15, 2002. The following table shows the high and low closing prices for the PDRs as quoted on the PSE until July 2002.

	PDRs
Year Ended December 31,	High	Low
	(in Pesos)
2000	720.00	585.00
Fourth quarter (beginning October 16, 2000)	720.00	585.00
2001	850.00	500.00
First quarter	850.00	665.00
Second quarter	710.00	655.00
Third quarter	690.00	595.00
Fourth quarter	670.00	500.00
2002	855.00	635.00
First quarter	805.00	650.00
Second quarter	855.00	635.00
Most recent six months
February	805.00	750.00
March	800.00	770.00
April	795.00	685.00
May	845.00	760.00
June	855.00	635.00
July (ending July 15, 2002)	670.00	580.00

ITEM 10.	ADDITIONAL INFORMATION

Capital Stock

Globe’s capital stock consists of:

	2003			2002			2001
	Shares	Amount		Shares	Amount		Shares	Amount
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Preferred stock Series “A” - (Peso)5 per share
Authorized	250,000	(Peso)	1,250,000	250,000	(Peso)	1,250,000	250,000	(Peso)	1,250,000
Issued and outstanding	158,515		792,575	158,515		792,575	158,515		792,575
Common stock - (Peso)50 per share
Authorized	200,000		10,000,000	200,000		10,000,000	200,000		10,000,000
Issued and subscribed	151,905		7,595,272	151,905		7,595,272	121,097		6,054,872
Outstanding	139,904		6,995,200	151,905		7,595,272	118,559		5,927,967

A reconciliation of the number of shares of common stock outstanding follows:

	2003	2002	2001
	(In Thousand Number of Shares)
Balance at beginning of year	151,905	118,559	73,121
Purchase of treasury stock	(12,001)	—	—
25% stock dividends	—	30,380	—
Issuance	—	2,966	45,438

Balance at end of year	139,904	151,905	118,559

On March 5, 2001, Globe’s BOD approved the creation of new 20 million series “B” preferred shares with a par value of (Peso)50 per share by further increasing the authorized capital stock from (Peso)11.25 billion to (Peso)12.25 billion. The BOD also approved the issuance of new 16 million common shares in one or more offerings (other than rights issues) or private placements and to exclude such new issues of common shares from the preemptive rights of the existing shareholders. On April 2, 2001, the stockholders approved the above proposals to issue series “B” preferred shares, to issue the 16 million new common shares, and to exclude the shares from the shareholders’ preemptive rights. The issuance of series “B” preferred shares has been put on hold and there were no developments as of January 29, 2004 leading to its authorization and issuance.

In May 2001, Ayala, STI and DeTeAsia pledged an equity infusion of $155 million to Innove in accordance with the Agreement to Subscribe. Under this agreement, the equity funding shall be provided to Globe specifically as a pass-through equity for Globe to invest in Innove to fund the latter’s capital and operating requirements. In accordance with such agreement, Globe received (Peso)7,907.25 million ($155 million) in 2001 which was recorded as deposits on subscriptions-common. These were applied to the conversion of 10,273,534 warrants at an exercise price of (Peso)164.50 and the balance to the subscription of an additional 8,855,476 common shares. As of December 31, 2002, Globe had infused the full amount of (Peso)8,125.60 million ($155 million) to Innove.

On December 19, 2001, the Philippine SEC issued its Resolution No. 733 confirming that the proposed issuance of 8,855,476 common shares to Ayala, STI and DeTeAsia is exempt from the registration requirements of the Securities Regulation Code. On February 27, 2002, the PSE approved the listing of the additional 8,855,476 common shares of Globe.

Treasury Shares

In October 2003, DeTeAsia sold its 24.8% equity ownership in Globe as follows: (1) to Ayala at 10.04 million shares; (2) to STI at 15.64 million shares; and (3) to Globe at 12.00 million shares. As of December 31, 2003, the effective ownership share of AC (inclusive of shares held by its wholly-owned subsidiary) and STI became 40% each. The acquisition by Globe of its own common shares of stock decreased (a) the outstanding shares of stock by 12.00 million shares and (b) the stockholders’ equity by (Peso)8.19 billion, representing the total consideration for the 12.00 million shares at (Peso)680 per share and incidental costs associated to the acquisition.

Preferred Shares

Preferred stock series “A” has the following features:

(a)	Convertible to one common share after 10 years from the issue date at not less than the prevailing market price of the common stock less the par value of the preferred shares;

(b)	Cumulative and non-participating;

(c)	Floating rate dividend (set at MART 1 plus 2% average for a 12-month period);

(d)	Issued at (Peso)5 par;

(e)	With voting rights;

(f)	Redeemable by Globe at par plus accrued dividends at any time after 5 years from the date of issuance; and

(g)	Preferences as to dividend in the event of liquidation.

Preferred “A” shares were listed on June 29, 2001 with the PSE.

Globe’s BOD approved the declaration of dividends amounting to (Peso)67.96 million($1.2 million)((Peso)0.43 per share), (Peso)64.00 million ((Peso)0.40 per share) and (Peso)47.07 million ((Peso)0.30 per share) in 2003, 2002 and 2001, respectively, payable to series “A” convertible preferred shareholders. In 2003, Globe fully paid its remaining dividends payable of (Peso)108.07 million as of December 31, 2002, including dividends declared in 2001 amounting to (Peso)44.07 million, net of (Peso)3.00 million paid in 2002.

Stock Rights and Warrants

In 1997, the BOD approved the offering of 1,120,757,933 Class A and 720,579,453 Class B (before the reverse stock split in 2000) shares to all shareholders for subscription in the exercise of their preemptive rights at the offer price of (Peso)3.29 per share, and at a rate of one stock right for every 0.39652622846 share outstanding in Globe Telecom’s books as of December 17, 1997 subject to the rules of the Philippine SEC and the PSE. The stock rights carried detachable warrants at a ratio of one warrant for every 1.5 rights shares subscribed or 747,171,955 for Class A and 480,386,302 for Class B warrants. The warrants can be exercised at the offer price of (Peso)3.29 per share, and at a rate of one share for every warrant six months after full payment of the rights shares. Warrant holders were given until January 28, 2002 to exercise their warrants. The number of warrants exercised as of January 28, 2002 after reverse stock split totaled 24,539,463 with an adjusted exercise offer price of (Peso)164.50 per share. There were no new stock rights or warrants issued in 2003.

Stock Option Plan

Globe Telecom has three stock-based compensation plans. The number of shares allocated under the plans shall not exceed the aggregate equivalent of 6% of the authorized capital stock or up to 12 million common shares.

The Employees Stock Ownership Plan (‘ESOWN’) for all regular employees (granted in 1998 and 1999) and the Executive Stock Option Plan 1 (‘ESOP1’) for key senior executives (granted in 1998 and 2000) provide for an initial subscription price for shares subject of each option granted equivalent to 85% of the initial offer price. Any subsequent subscription for the ESOP1 shall be for a price equivalent to 85% of the average closing price for the month prior to the month of eligibility. The qualified officers and employees shall pay for the shares subscribed under the ESOP1 and ESOWN through installments over maximum periods of ten years and five years, respectively. The shares of stock have a holding period of five years and the employees must remain with Globe Telecom or its affiliates over such period. The plans also provide restrictions on sale or assignment of shares for five years from date of subscription. As of December 31, 2003, exercised shares under ESOP1 totaled 1,712,133 shares with a weighted average exercise price of (Peso)196.75 a share while options exercisable totaled 4,582 after reverse stock split, with an adjusted weighted average exercise price of (Peso)477.50 a share.

On April 4, 2003, Globe Telecom granted additional stock options to key executives and senior management personnel of the Globe Group under the Executive Stock Option Plan 2 (‘ESOP2’). It required the grantees to pay a nonrefundable option purchase price of (Peso)1,000 until June 30, 2003, which is the closing date for the acceptance of the offer. As of December 31, 2003, a total of 639,200 stock options were granted to key executives and senior management personnel. ESOP2 provides for an exercise price of (Peso)547, which is the average quoted market price of the last 20 trading days preceding April 4, 2003. Fifty percent of the options become exercisable from April 4, 2005 to April 4, 2013, while the remaining fifty percent become exercisable from April 4, 2006 to April 4, 2013. In order to avail of the privilege, the grantees must remain with Globe Telecom or its affiliates from grant date up to the beginning of the exercise period of the corresponding shares.

A summary of the Parent’s stock option activity and related information for the years ended December 31 follows:

	2003			2002			2001
	Number of Shares	Weighted-Average Exercise Price		Number of Shares	Weighted-Average Exercise Price		Number of Shares	Weighted-Average Exercise Price
Outstanding, January 1 (ESOP1 and ESOWN)	4,582	(Peso)	477.50	4,582	(Peso)	477.50	4,582	(Peso)	477.50
Granted (ESOP2)	639,200		547.00	—		—	—		—

Outstanding, December 31	643,782	(Peso)	546.51	4,582	(Peso)	477.50	4,582	(Peso)	477.50

Exercisable, December 31 (ESOP1 and ESOWN)	4,582	(Peso)	477.50	4,582	(Peso)	477.50	4,582	(Peso)	477.50

There were no options exercised or forfeited for the periods ended December 31, 2003, 2002 and 2001.

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

Under Globe’s Articles of Incorporation, the BOD is authorized to issue shares from treasury from time to time but not to exceed 2% of the total authorized capital stock of Globe for that year. Treasury shares may be issued to any person, corporation or association, whether or not a stockholder of Globe, including officers or employees of Globe, for such consideration in money as the BOD may determine, without the obligation of a prior offer to the stockholders of Globe, and no pre-emptive right applies to such shares issued from Globe’s treasury stock.

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

On June 20, 2000, stockholders representing over two-thirds of the issued and outstanding capital stock of Globe, voting at a stockholders’ meeting duly called for the purpose, approved the denial of pre-emptive rights with respect to shares to be issued by Globe in connection with Globe’s Stock Option Plans for its employees and executives, the PDR offering by GTHI on October 5, 2000 and any shares to be issued by Globe pursuant to the conversion of the PDRs into American Depositary Shares or other securities, under such terms as may be determined by the BOD.

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

Stockholders’ Meetings

The Globe Annual Stockholders’ Meeting shall be held on any date in April of each year as may be determined by Globe’s BOD, at Globe’s principal office in Metro Manila, Philippines.

A special stockholders’ meeting may be called by the President of Globe or a majority of the BOD, at his or their discretion, or by the President when requested in writing by stockholders representing at least 25% of the total issued and outstanding shares entitled to vote at the meeting. Notice of the time, date and place of any annual or special meeting of stockholders, and the validation of proxies, is required to be given either by mail or by personal delivery at least 15 days before the date set for the meeting.

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

As of December 31, 2003, 139,903,867 common shares and 158,515,021 preferred shares had been listed on the PSE. These shares trade and settle in the same manner as other securities listed on the PSE.

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

Mandatory Tender Offers

Under the Securities Regulation Code RA 8799) which took effect on August 8, 2000, it is mandatory for any person or group of persons acting in concert intending to acquire at least (a) 15% of (i) any class of any equity security of a corporation listed in the Philippines or (ii) any class of any equity security of a Philippine corporation with assets of at least (Peso)50 million and having 200 or more stockholders with at least 100 shares each, or (b) at least 30% of such equity over a period of 12 months, to make a tender offer to all the stockholders of the target corporation on the same terms. In the event that the securities tendered pursuant to such an offer exceed what the acquiring person or group of persons is willing to take up, the securities shall be purchased from each tendering shareholder on a pro-rata basis. The Philippine SEC is expected to enact specific rules and regulations to govern such tender offers.

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

The BOD is required to present to stockholders at every annual meeting a financial report of the operations of the corporation for the preceding year. This report is required to include audited financial statements.

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

Directors

Unless otherwise provided by law or its By-Laws, the corporate powers of Globe are exercised, its business conducted, and its property controlled by its Board of Directors. In December 12, 2003, the BOD approved a resolution to amend the Articles and By-laws of the corporation to reduce the number of directors on Board from 15 to 11. Members of the Board are elected during each annual meeting of the stockholders of Globe for a term of one year. For the purpose of electing directors, each stockholder is entitled to a number of votes equal to the product of the number of shares owned by him and the number of directors to be elected. The Corporation Code (Batas Pambansa Bilang 68) entitles each stockholder to exercise his voting rights cumulatively in favor of one candidate or to distribute his votes among the candidates of his choice. The election of directors may only be held at a meeting convened for that purpose at which stockholders representing at least a majority of the issued and outstanding capital stock are present, either in person or by proxy. Under Philippine law, representation of foreign ownership on the BOD of Globe is limited to the proportion of the foreign shareholding.

Directors may only act collectively, individual directors have no power as such. A majority of the directors constitutes a quorum for the transaction of corporate business and every decision of a majority of the quorum duly assembled as a board is valid as a corporate act. Any vacancy created by the death, resignation or removal of a director prior to expiration of his term may be filled by the remaining members of the BOD, if still constituting a quorum. Any director elected in this manner by the BOD shall serve only for the unexpired term of the director whom he replaces. Any such vacancy may also be filled by the stockholders entitled to vote, by ballot, at any meeting or adjourned meeting held during such vacancy, provided that the notice of the meeting mentions such vacancy or expected vacancy. Directors do not receive any stated salary, but may receive a specific sum, fixed by resolution of the shareholders, for attendance at regular and special meetings.

Summary of Material Contracts

Intercompany Services Agreement

On October 1, 2003, the Globe Group executed a Revised Omnibus Intercompany Services Agreement (‘the Revised Agreement’) to set forth new terms and conditions to govern their relationship during and after the completion of the integration of the wireline business under Innove (see Note 3 to our consolidated financial statements). The Revised Agreement is for an initial term of one year from October 1, 2003 to September 30, 2004 and is deemed renewed for equivalent terms until terminated by either party.

Interim arrangements were also agreed upon as start of the transition into integrated wireline operations under Innove starting October 1, 2003. Under the Revised Agreement, Globe will continue to incur certain expenses under existing contracts with utilities and other vendors until such time as Innove is able to obtain the assignments of certain agreements of Globe that serve only the wireline business, or execute separate agreements for such. Globe may seek reimbursement from Innove for expenses it incurred under existing agreements.

Under the Revised Agreement, Innove agreed to continue payments of capacity utilization fees in consideration of Globe Telecom providing network resources on its wireless network for TM subscribers based on agreed rates. Globe agreed to continue payments of capacity provisioning fees in consideration of Innove making available its network facilities based on agreed rates.

Innove also granted Globe the right and license to resell Innove’s wireline services to Globe Telecom’s customers. In consideration of Globe Telecom’s resale of Innove’s services, the latter will pay 10% mark-up over the revenue remitted. The Revised Agreement also provided for the joint use of certain network assets during and after the completion of the integration of wireline operations to Innove.

Other arrangements and transactions of Globe with Innove follow:

(a)	Lease agreement whereby Globe leases office space from Innove at the Innove Plaza. Lease expense for this arrangement amounted to (Peso)15.0 million ($0.3 million) and (Peso)41.3 million for the years ended December 31, 2003 and 2002, respectively.

(b)	Memorandum of Agreement signed in 2002 for Innove’s use of the “Globelines” brand name for its telephone services. In exchange for the use of the brand name, Innove pays royalty fees to Globe Telecom starting August 2002. For the years ended December 31, 2003 and 2002, royalty income earned from Innove were not material.

Contracts Relating to Our Indebtedness

Long-term Loan Facilities with Commercial Banks and Other Financial Institutions. We obtain long term loans in Pesos and U.S. dollars from leading local and international commercial banks, multilateral institutions, export credit agencies, and other financial institutions. As of December 31, 2003, a total of (Peso)34.0 billion ($611.66 million) of such debt was outstanding. These loans accrue interest on the following basis:

	Fixed rate	Floating rate
Peso denominated:	10.48% to 16%	three month or six month MART 1(1) plus 1.5% to 2.5% margin per annum

U.S. dollar denominated:	5.84% to 7.35% per annum	six month LIBOR plus 0.45% to 3.25% margin per annum

(1)	MART 1 refers to the rate, which is the average of the best 60% of all bids tendered by dealers in the secondary market for all “on-the-run” tenors of Philippine Treasury Bills as such rate is displayed on the MART 1 page or such other page which may replace MART 1 of the Bloomberg electronic service provider.

Repayments under these loans are mostly made in equal installments at quarterly or semi-annual intervals. Final maturity for these loans range from 2004 to 2012.

Long-term Supplier Credits. We entered into long-term suppliers’ credits whereby we obtain facilities from our suppliers. Our suppliers include ECI Telecom Ltd., Mitsubishi Corporation, Sumitomo Corporation, and DMC Stratex Networks, Inc. As of December 31, 2003, a total of (Peso)1,314.0 million ($23.6 million) was outstanding,. While interest rates on most of these loans are determined by reference to six month LIBOR plus a margin of 1.5% to 2.5%, others are determined by reference to the two year U.S. treasury bill rate plus a margin or by a fixed interest rate. Final maturity ranges from 2004 to 2007.

Short-term Suppliers Credits. As of December 31, 2003, we did not have any short-term suppliers credit.

Short-term Loans with Commercial Banks. As of December 31, 2003, we did not have any consolidated short-term debt.

Our loan agreements contain restrictive covenants and require Globe to comply with specified financial ratios and other financial tests at relevant measurement dates such as the end of quarterly periods. Since approximately 85% of our debt is denominated in U.S. dollars, many of these financial ratios and other tests are negatively affected by the depreciation of Peso. These financial ratios and other tests are also negatively affected by any deterioration of our operating results or impairment of assets. To date, we have been in compliance with all the required financial ratios and other tests.

The financial tests under our loan agreements include compliance by Globe with the following ratios:

•	total debt to equity not exceeding 2:1;

•	total debt to EBITDA not exceeding 3:1 (the definition of EBITDA under our loan agreements may differ from the definition we use in this annual report);

•	debt service coverage exceeding 1.3 times; and

•	secured debt ratio not exceeding 0.2 times.

Our loan agreements contain a number of negative covenants that restrict our ability to take certain actions without lender approval, including:

•	incurring additional debt;

•	making investments;

•	extending loans;

•	extending guarantees or assuming the obligations of other persons;

•	paying dividends;

•	disposing of assets;

•	creating security interests;

•	merging or consolidating with any other company; and

•	allowing a substantial change in control or management of us (which in some cases is defined to be failure by SingTel and Ayala, in the aggregate, to hold, directly or indirectly, at least 51% of our outstanding voting stock).

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

Certain loan agreements provide for remedies such as acceleration and other customary measures. In certain cases, SingTel and Ayala have provided limited assurances to lenders in connection with loans extended to us. These include assurances that each shareholder will exercise such influence that will allow us to meet our financial commitments to the lender. In some of these letters Ayala and SingTel confirm that they will maintain a certain minimum shareholding in Globe. These agreements are solely for the benefit of such lenders and not other holders of our debt, including holders of the notes. Neither SingTel and Ayala has any obligation to extend this type or other support in the future, and there is no assurance that they will do so.

Indenture Governing Our 2012 Senior Notes and Amended and Restated Indenture Governing Our 2009 Senior Notes. In 2002, we issued $200 million aggregate principal amount of 9.75% senior unsecured notes due 2012, or 2012 senior notes, pursuant to an indenture dated as of April 4, 2002 between us and The Bank of New York, as Trustee.

The 2012 senior notes bear interest at a rate of 9.75% per annum payable semiannually on April 15 and October 15 each year and mature on April 12, 2012. The 2012 senior notes are redeemable at our option, in whole or in part, at any time on or after April 15, 2007 at 104.875% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after April 15, 2010, plus accrued and unpaid interest and additional amounts, if any, to the date of redemption.

Prior to April 15, 2005, Globe may, upon not less than 30 nor more than 60 days’ prior notice, redeem the 2012 senior notes up to a maximum of 33 1/3% of the original aggregate principal amount of the 2012 senior notes with the proceeds of one or more public equity offerings or from a strategic equity investment at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 66 2/3% of the original aggregate principal amount of the 2012 senior notes remains outstanding. Any such redemption shall be made within 75 days of such public equity offering or strategic equity investment, as applicable. The 2012 senior notes are also redeemable at our option at any time in whole at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in the Philippines.

In October 2002, we obtained the requisite consents from the holders of our $220 million aggregate principal amount of 13% senior unsecured notes due 2009, or 2009 senior notes, to amend the indenture under which the 2009 senior notes were issued. The amendments under the amended and restated indenture dated October 21, 2002 conform certain terms and covenants contained in the indenture for our 2009 senior notes with the terms and covenants of the indenture for our 2012 senior notes.

The amended and restated indenture with respect to the 2009 senior notes and the indenture with respect to the 2012 senior notes contain certain covenants, that among others, restrict our ability to:

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

Upon a change of control, holders of the 1999 and 2012 senior notes will have the right to require us to repurchase all or part of the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

As of December 31, 2003, Globe redeemed $45.4 million of the 2009 Senior notes.

Taxation

Philippine Tax Consequences for U.S. Holders of Common Shares

The following is a general description of certain material Philippine tax law applicable to U.S. holders of common shares.

Definitions

As used in this section, the term “resident alien” refers to an individual whose residence is within the Philippines and who is not a citizen thereof, a “non-resident alien” is an individual whose residence is not within the Philippines and who is not a citizen of the Philippines; a non-resident alien who is actually within the Philippines for an aggregate period of more than 180 days during any calendar year is considered a “non-resident alien doing business in the Philippines;” otherwise, such non-resident alien who is actually within the Philippines for an aggregate period of 180 days or less during any calendar year is considered a “non-resident alien not doing business in the Philippines.” A “resident foreign corporation” is a foreign corporation engaged in trade or business within the Philippines; and a “non-resident foreign corporation” is a foreign corporation not engaged in trade or business within the Philippines.

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

Taxes on Dividends

Under current law, cash dividends received from a Philippine corporation by stockholders that are individuals who are either citizens or residents of the Philippines are subject to a final tax at a rate of 10%. On the other hand, cash dividends received from a Philippine corporation by stockholders that are Philippine corporations or resident foreign corporations are not subject to tax. Dividends received by non-resident aliens engaged in trade or business in the Philippines from Philippine corporations are generally subject to a 20% final withholding tax on the gross amount thereof. Dividends received by non-resident aliens not engaged in trade or business in the Philippines are generally subject to a 25% final withholding tax on the gross amount thereof, subject to applicable preferential tax rates under tax treaties executed between the Philippines and the country of residence of such foreign individuals.

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

Taxes on Capital Gains

Net capital gains realized during the taxable year from the sale, exchange, or disposition of shares of Philippine corporations not traded through the PSE, unless an applicable treaty exempts such gains from tax, are subject to taxation as follows:

Gains not exceeding (Peso)100,000	5%
Gains over (Peso)100,000	10%

Under the Protocol to the Treaty, the Philippines may tax the gain realized by a United States resident from the disposition of an interest in a Philippine corporation only if the Philippine corporation’s assets consist principally of real property interest located in the Philippines. As of December 31, 2003, Globe’s assets did not consist principally of real property interest located in the Philippines.

Tax on Transfer of the Shares Listed and Traded Through the PSE

A sale or other disposition of shares of stock issued by Philippine corporations listed and traded through the PSE by a resident or non-resident holder, other than a dealer in securities, is, unless an applicable tax treaty exempts such sale from tax, subject to a tax at the rate of 0.50% of the gross selling price of the shares. Securities listed on the PSE can only be traded through the PSE through a duly licensed and registered broker. A 7% tax is imposed on the commissions earned by PSE registered brokers. Beginning January 1, 2003, such commissions will become subject to a 10% value added tax in lieu of the 7% tax. The 7% tax or the value added tax, as the case may be, will generally be passed on by the broker to the client.

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

Documentary Stamp Tax

The transfer of shares of stock in a Philippine corporation is subject to a documentary stamp tax of (Peso)1.50 for each (Peso)200.00 or a fractional part thereof of the par value of the shares transferred. The original issue of shares of stock by a Philippine corporation is subject to documentary stamp of (Peso)2.00 for each (Peso)200.00 or a fractional part thereof, of the par value of the shares issued.

Estate and Gift Taxes

Subject to certain exceptions, the Philippine tax authorities impose estate taxes upon the transfer of the net estate of Philippine citizens and residents and the portion of the net estate of nonresident aliens located in the Philippines at rates ranging from 0% to 20%. In each case, the net estate includes shares issued by a Philippine corporation. The Philippine tax authorities also impose gift taxes on donation of shares issued by Philippine corporations at rates ranging from 0% to 30%.

United States Holders of Shares

Dividends and Other Distributions on Shares. Distributions made with respect to the common shares generally will be included in your gross income as ordinary dividend income when you receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. Any distribution treated as a dividend generally will be foreign source income. Dividends will not be eligible for the dividends-received deduction allowed to corporations under Sections 243 and 245 of the Code. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

Dividends paid in Pesos will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that you receive the dividend, regardless of whether the payment is in fact converted into U.S. dollars. You should not recognize any foreign currency gain or loss if Pesos are converted to U.S. dollars on the date received by you. If you do not receive U.S. dollars on the date the dividend is received by you, as the case may be, you will be required to include either gain or loss in income when you later exchange the Pesos for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that you include in income when you received the dividend and the amount that you receive when you actually exchange the Pesos for U.S. dollars. This gain or loss generally will be ordinary income or loss from United States sources. If Globe distributes non-cash property, you will include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Sale or Exchange of Shares. You will recognize taxable gain or loss on any sale or exchange of a common share. The gain or loss will be equal to the difference between the amount realized for the common share and your tax basis in the common share. The gain or loss will be capital gain or loss. If you are an individual who had held the common share for more than one year, you will be eligible for reduced rates of taxation. You may deduct any loss resulting from the sale or exchange of a common share only against other capital gains. If you are an individual, up to $3,000 of capital losses in excess of your capital gains may be deducted against ordinary income. Excess losses may be carried forward. Any gain or loss that you recognize will generally be treated as United States source income or loss for United States foreign tax credit purposes, but in certain circumstances, to the extent of dividends received during the 24-month period prior to the sale or exchange, the loss may be treated as foreign source. Philippine transaction taxes on the sale of common shares will not be creditable.

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

If Globe were a passive foreign investment company for any taxable year, you would be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as an excess distribution. Under these special tax rules:

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

A United States Holder also generally can avoid the application of the special tax and interest charges discussed above if it elects to make a qualified electing fund, or QEF, election with respect to common shares. Globe, however, does not intend to comply with the information reporting, accounting and other requirements that would be necessary to enable you to make this election with respect to common shares. United States Holders should consult their tax advisers concerning the United States Federal income tax consequences to them of making a QEF election with respect to the common shares.

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

Information Reporting and Backup Withholding

Information reporting for United States Federal income tax purposes will apply to payments made on the common shares paid within the United States unless you are an “exempt recipient” and you comply with applicable certification requirements. Generally, individuals are not exempt recipients while corporations are. Payments made outside the United States will be subject to information reporting in limited circumstances. Backup withholding of United States Federal income tax at a rate of 30% (subject to reduction through 2006) may apply to payments made in the U.S. on common shares. Backup withholding will not apply to payments made to a holder who is an “exempt recipient” and who complies with applicable certification requirements. The amount of any backup withholding due on a payment to a United States Holder will be allowed as a credit against your United States federal income tax liability. If you are a United States Holder and are not an exempt recipient, you can avoid backup withholding by supplying the payor with certain identifying information such as your taxpayer identification number or social security number on IRS Form W-9.

Matters Related to Auditors

On March 14, 2002, the United States Department of Justice indicted Arthur Andersen, LLP, or Andersen, on a charge of obstructing justice in connection with its actions regarding Enron Corp. On June 6, 2002, SyCip Gorres Velayo & Co, or SGV, formerly a member of Andersen Worldwide, signed a definitive agreement with Ernst & Young International, or E&Y, to make permanent SGV’s membership to E&Y. As allowed under SEC Release FR62, a copy of SGV’s report relating to 2001, issued under its affiliation with Andersen Worldwide, is carried forward. SGV has not reissued the report as they have ceased operating as an affiliate of Andersen Worldwide. The 2002 and 2003 SGV reports are issued under SGV’s affiliation with E&Y.

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

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is related to changes in foreign exchange rates and interest rates.

Our foreign exchange risk results primarily from movements of the Peso against the U.S. dollar. Our revenues are generated in U.S. dollars and Pesos while substantially all our capital expenditures and debt are in U.S. dollars. The depreciation in the Peso has resulted in us realizing substantial foreign exchange losses, most of which we have capitalized under Philippine GAAP. The Peso closed at (Peso)55.586 on December 31, 2003 from (Peso)53.254 at December 31, 2002. As a result of the translation of the foreign currency-denominated assets and liabilities, we reported net foreign currency revaluation losses amounting to (Peso)1,234.3 million ($22.2 million) for the year ended December 31, 2003 of which (Peso)1,107.43 million ($19.9 million) was capitalized to property and equipment account.

The foreign exchange differentials arising from the remeasurement of foreign-currency denominated accounts other than those relating to the liabilities/borrowed funds attributed to financing the capital projects and those covered by swap agreements are charged or credited to current operations which amounted to a gain of (Peso)304.3 million ($5.5 million) for the year ended December 31, 2003. Our foreign exchange differentials arising from the remeasurement of foreign currency denominated liabilities/borrowed funds covered by swap agreements amounted to (Peso)431.3 million ($7.8 million) loss for the year ended December 31, 2003. This loss is offset by the translation gains from the related currency swaps also amounting to (Peso)431.3 million ($7.8 million).

As of December 31, 2003, we had total debt of (Peso)56.1 billion ($1,009.8 million) of which 85% or (Peso)47.7 billion ($858.1 million) was denominated in U.S. dollars. (Peso)19.1 billion ($342.7 million) or 40% of the total U.S. dollar debt was hedged by means of cross currency swaps. The total amount of U.S. dollar debt swapped into Pesos and Peso-denominated debt was approximately 49% of our total debt at December 31, 2003. See Item 5. “Operating and Financial Review and Prospects — Foreign Exchange Exposures” and Item 3. “Key Information — Risk Factors — The decline in the value of the Peso against the U.S. dollar increases many of our costs.”

A portion of our outstanding debt bears interest at floating rates and is subject to interest rate exposure resulting from changes in market interest rates. We have instituted a policy to use interest rate swaps to manage our interest rate exposure. We have outstanding interest rate swap agreements, under which we effectively swap a portion of a floating rate U.S. dollar-denominated loan into fixed, with semi-annual payment intervals up to August 2007. The swaps have an outstanding notional amount of $120 million as of December 31, 2003.

The following hypothetical example shows the impact on our net income under both Philippine GAAP and U.S. GAAP for the year ended December 31, 2003 if (i) a 10% devaluation of the Peso and (ii) a 10% change (increase) in base interest rates applicable to our floating rate debt:

	Year ended December 31, 2003
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	8.3%	9.1%
10% Interest rate change	(0.7%)	(0.7%)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of the holders of the 2012 senior notes.

In October 2002, we obtained the requisite consents from holders of our 2009 senior notes to amend the indenture under which the 2009 senior notes were issued in August 1999. The amendments were intended to conform certain terms and covenants contained in the indenture for the 2009 senior notes with the terms and covenants of the indenture for our 2012 senior notes which were issued in April 2002. We paid to holders of the 2009 senior notes as of the record date that delivered valid consents that for each $1,000 in principal amount of notes, a consent fee in the amount of $2.50. As a result of the amendments, we are able to take advantage of greater financial and operational flexibility afforded to us by the indenture governing the 2012 senior notes.

On July 2, 2001, we served the PDR agent notice that in view of the completion of the Globe and Innove combination, all the underlying shares held by GTHI can now be owned by non-Philippine persons without violating the Philippine ownership requirement under Philippine law. As a result, the PDR holders were given notice that July 2002 was the last day to exercise their PDR instruments. Pursuant to section 5(c) of the PDR instrument, no PDRs may be exercised after the expiry date. Based on the details of the PDR instrument, underlying common shares in respect of any PDRs still outstanding on the expiry date would be sold through an eligible broker and the proceeds, after deducting all applicable expenses, would be payable by GTHI to the relevant holders upon presentation of the relevant certificates.

Use of Proceeds

We completed our offering of the 2012 senior notes in March 2002.

The lead underwriter was Salomon Smith Barney Inc. Other underwriters were The Hong Kong and Shanghai Banking Corporation Limited and Deutsche Banc Alex. Brown Inc. The principal amount of the 2012 senior notes was $200,000,000. The senior notes will mature on April 15, 2012. Interest on the 2012 senior notes will accrue at a rate of 9.75% per annum and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2002. The 2012 senior notes were issued in minimum denominations of $1,000 increased in multiples of $1,000. The issue price was 100% plus accrued interest, if any, from the issue date of the 2012 senior notes. The aggregate amount sold was $200,000,000.

In April 2002, we filed a registration statement on Form F-4 for the 2012 senior notes. The registration statement (No. 333-87614) relating to an exchange offer for the 2012 senior notes was declared effective by the SEC on July 28, 2002. In July 2002, we commenced an exchange offer in accordance with the registration statement pursuant to which we offered to exchange all of our outstanding 9.75% senior notes due 2012 for registered 9.75% senior notes due 2012. The terms of the new registered notes are substantially identical to the unregistered senior notes, except that the new registered notes have been registered under the United States Securities Act of 1933, as amended, and the transfer restrictions under the U.S. law and registration rights relating to the unregistered senior notes do not apply to the registered notes.

From the effective date of the Securities Act registration statement to December 31, 2002, we have paid an aggregate amount of $4.1 million for expenses incurred in connection with the issuance and distribution of the registered securities for underwriting discounts and commissions, finder’s fees, expenses paid to or for underwriters, and other expenses. Of this amount, $3 million went towards underwriting discounts and commission. No direct or indirect payment has been paid to directors, officers of the company or their associates or to persons owning 10% or more of any class of equity securities of the company or to any affiliates of the company.

The net proceeds from the sale of the 2012 senior notes, were approximately $197 million after deducting underwriting discounts and commissions and expenses of the offering. We intend to use the net proceeds to fund our capital expenditure program, primarily related to the expansion and improvement of our wireless network and related working capital needs. From the effective date of the Securities Act registration statement to December 31, 2003, (Peso)10.9 billion ($195.7 million) of the net proceeds were used for construction of plant, building and facilities, and purchase and installation of machinery and equipment. We do not intend to discharge any of our existing debt with the net proceeds. Pending application of the net proceeds as stated above, we have invested the net proceeds in short-term interest bearing instruments.

ITEM 15.	CONTROLS AND PROCEDURES

Our President and Chief Executive Officer and our Chief Financial Offer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934, as amended) as of December 31, 2003, have concluded that these disclosure controls and procedures are effective.

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

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERTS

Our Board of Directors has determined that Mr. Hubert D. Tubio and Mr. Rufino Luis T. Manotok are our audit committee financial experts for 2003. However, Mr. Tubio has resigned from the company effective November 10, 2003.

ITEM 16B.    CODE OF ETHICS

We undertake to provide at no cost to any person upon request our code of corporate governance (which includes the standards for ethical conduct of directors and senior management). Any written request for a copy of the said code shall be addressed to the following:

GLOBE TELECOM, INC.

5th Floor, Globe Telecom Plaza 1

Pioneer corner Madison Sts., Mandaluyong City, Philippines

Attention: Atty. Ma. Caridad D. Gonzales

                  Legal Services - Head

Or you may also course your requests through:

Ms. Malou Rustia-Santos

Investor Relations - Head

Tel. No. (632) 730 28-20

Fax No. (632) 739-00-72

E-mail:globeinv@globetel.com.ph

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee of the Board of Directors has appointed SyCip Gorres Velayo & Co. (SGV & Co.) to serve as Globe Telecom, Inc. (Globe) and its related companies’ independent auditors for the year ending December 31, 2003. SGV & Co. has audited the financial statements of Globe and its related companies since the inception of these companies. Representatives of SGV & Co. are expected to be present at the Annual Stockholders’ Meeting to respond to appropriate questions from stockholders and will be given an opportunity to make statements if they desire to do so.

In addition to performing the audit of Globe and its related companies’ financial statements, SGV & Co. was also selected under established procurement policies to provide other services in 2003 and 2002, the aggregate fees billed for which are shown below:

(in Millions)	2002	2003 (Pesos)	2003 ($)
Audit Fees (1)	13.7	13.2	0.24
Audit-Related Fees (2)	4.5	1.1	0.02
Tax Fees (3)	2.3	1.4	0.03
All Other Fees (4)	3.7	1.8	0.03

Total	24.2	17.5	0.32

(1)	Audit fees consisted of work related to the audit of the Company’s annual financial statements and reviews performed in the preparation of quarterly financial statements.

(2)	Audit-related fees consisted of work that generally, only the independent auditor can reasonably be expected to provide, such as consultation concerning financial accounting and reporting standards and assistance in the review of documents filed with the Philippine and US SEC and review of other documents issued in connection with securities offerings. These also include assurance and related services that traditionally are performed by the independent auditor, such as internal control and information systems reviews that are outside the scope of financial audits and reviews.

(3)	Tax fees consisted of fees related to tax consultancy and advisory that are outside the scope of financial audits and reviews.

(4)	All other fees consisted of one-time, non-recurring special projects/consulting services.

The Audit Committee has reviewed the nature of non-audit fees rendered by SGV & Co. and the corresponding fees and concluded that these are not significant to be in conflict with the functions of the auditors.

The Audit Committee has adopted a policy, effective 2004, which prohibits the Company or any of its subsidiaries from entering into non-audit services considered to have an adverse impact on auditor’s independence and prohibited by the Sarbanes-Oxley Act of 2002 and new SEC regulations. The policy also contains procedures requiring Audit Committee pre-approval of all audit and permitted non-audit services provided by the external auditors. It is expected that the external auditors will continue to provide certain non-audit services including tax-related services to the Company and its subsidiaries.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See pages F-1 through F-81 incorporated herein by reference.

ITEM 18.	FINANCIAL STATEMENTS

We are furnishing financial statements pursuant to Item 17. Financial Statements in lieu of Item 18. Financial Statements.

ITEM 19.	EXHIBIT INDEX

1.1***	—	Copy of Amended Articles of Incorporation of Globe Telecom, Inc. adopted on March 5, 2001 and April 2, 2001 and copy of the related Certificate of Filing issued by the Philippine Securities and Exchange Commission.

1.2*	—	Copy of Amended By-Laws of GMCR, Inc. adopted on February 28 and March 31, 1997 and copy of the related Certificate of Filing issued by the Philippine Securities and Exchange Commission.

2.1****	—	Indenture dated as of April 4, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee (including exhibits).

2.2*	—	Indenture dated as of August 6, 1999 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee (including exhibits).

2.3****	—	Form of Notes issued in 2002 (included in Exhibit 2.1).

2.4*	—	Form of Notes issued in 1999 (included in Exhibit 2.2).

2.5****	—	Registration Rights Agreement dated as of March 27, 2002 by and among Globe Telecom, Inc. and Salomon Smith Barney Inc., The Hong Kong and Shanghai Banking Corporation Limited, and Deutsche Banc Alex. Brown Inc., as initial purchasers.

2.6*	—	Registration Rights Agreement dated as of July 30, 1999 by and among Globe Telecom, Inc. and Salomon Smith Barney Inc., JP. Morgan & Co. and ABN AMRO Incorporated, as initial purchasers.

2.7**	—	Agreement to furnish to the Commission a copy of any instrument defining the rights of the holders of long-term debt of the Company as required by the instructions as to exhibits to Form 20-F.

2.8*****	—	Executed Copy of Amended and Restated Indenture dated as of October 21, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee (including exhibits).

2.9***	—	Shareholders Agreement dated March 5, 2001 among Ayala Corporation, Singapore Telecom International Pte Ltd., DeTeAsia Holding GmbH and Asiacom Philippines, Inc.

2.10***	—	Asiacom Shareholders’ Agreement dated March 5, 2001 among Ayala Corporation, DeTeAsia Holding GmbH and Singapore Telecom International Pte Ltd.

2.11***	—	Agreement to Subscribe dated March 5, 2001 among DeTeAsia Holding GmbH, Asiacom Philippines, Inc. and Globe Telecom, Inc.

2.12***	—	Deed of Assignment dated March 5, 2001 between Asiacom Philippines, Inc. and Globe Telecom, Inc.

2.13***	—	Deed of Assignment dated March 5, 2001 between DeTeAsia Holding GmbH and Globe Telecom, Inc.

2.14***	—	Sale and Purchase Agreement dated March 5, 2001 between Singapore Telecom International Pte Ltd. and DeTeAsia Holdings GmbH.

2.15***	—	Sale and Purchase Agreement dated February 27, 2001 between Ayala Corporation and Visay-Tech, Inc.

4.1**	—	Corporate Notes Facility Agreement dated February 26, 2001 between Globe as Borrower, Hongkong and Shanghai Banking Corporation as Facility Agent and Certain Banks named therein as Lenders.

4.2**	—	Agreement to Subscribe dated as of March 5, 2001 among Asiacom Philippines, Inc., DeTeAsia Holding GmbH and Globe Telecom, Inc.

4.3*	—	Documentation of Executive Stock Option Plan and Employee Stock Option Plan of Globe Telecom, Inc.

6.1	—	Statement regarding earnings per share.

7.1	—	Statement regarding ratio of earning to fixed charges.

8.1**	—	Subsidiaries of the registrant.

10.3***	—	Letter re Andersen Assurances.

31.1	—	Certification of Chief Executive Officer pursuant to U.S.C. section 1350, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2	—	Certification of Chief Financial Officer pursuant to U.S.C. section 1350, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

32.1	—	Certification of Chief Executive Officer pursuant to U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

32.2	—	Certification of Chief Financial Officer pursuant to U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference herein to Registration Statement on Form F-4 (File No. 333-10988) filed with the SEC on October 8, 1999.

**	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed with the SEC on March 30, 2001.

***	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2002.

****	Incorporated by reference herein to Registration Statement on Form F-4 (File No. 333-87614) filed with the SEC on April 30, 2002.

*****	Incorporated by reference herein to Form 6-K filed with the SEC on October 31, 2002.

SIGNATURE PAGE

Pursuant to the requirements of Sections 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2004

Globe Telecom, Inc.

/s/ Gerardo C. Ablaza, Jr.

Name: Gerardo C. Ablaza, Jr.
Title: President and Chief Executive Officer

S-1

I NDEX TO FINANCIAL STATEMENTS

GLOBE TELECOM, INC.

Report of Independent Auditors

The Stockholders and the Board of Directors

Globe Telecom, Inc.

We have audited the accompanying consolidated balance sheets of Globe Telecom, Inc. and its Subsidiary as of December 31, 2002 and 2003 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Globe Telecom, Inc. and its Subsidiary as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations as a foreign associated firm of the U. S. Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated January 22, 2002 (except for Notes 24 and 25 to the 2001 financial statements which are dated January 29, 2002), expressed an unqualified opinion on those statements.

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

As discussed above, the consolidated financial statements of Globe Telecom, Inc. and its Subsidiary as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations as a foreign associated firm of the U. S. Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. As a result of the adoption of Philippine Statements of Financial Accounting Standards No. 38/ International Accounting Standards No. 38 and the change in the Company’s business segment reporting as discussed in Notes 8 and 23, these financial statements have been restated. We audited the adjustments described in Notes 8 and 23 that were applied to restate the 2001 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Globe Telecom, Inc. and its Subsidiary as of December 31, 2002 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

Certain accounting practices of Globe Telecom, Inc. and its Subsidiary used in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in the Philippines, but do not conform with accounting principles generally accepted in the U.S. A description of the significant differences and a reconciliation of net income and stockholders’ equity to U.S. generally accepted accounting principles are set forth in Note 25 to the consolidated financial statements.

SyCip Gorres Velayo & Co

A Member Practice of Ernst & Young Global

January 29, 2004

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

Also, in our opinion, the translated amounts in the accompanying financial statements translated into U.S. dollars have been computed on the basis set forth in Note 25.

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

SyCip Gorres Velayo & Co.

A Member Firm of Andersen Worldwide

January 22, 2002 (except for Notes 24 and 25 which are dated January 29, 2002)

THE ABOVE REPORT IS A COPY OF THE PRIOR REPORT AND HAS NOT BEEN REISSUED.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31
	2001 (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
ASSETS
Current Assets
Cash and cash equivalents (Notes 22 and 24)	(Peso)	7,752,296	(Peso)	18,963,154	(Peso)	13,041,048	$234,610
Short-term investments (Note 22)		—		3,994,050		1,962,889	35,313
Receivables - net (Notes 4, 14, 20 and 22)		12,327,968		12,433,183		17,543,425	315,609
Inventories and supplies - net (Note 5)		862,582		382,616		616,741	11,095
Deferred income tax - net (Note 18)		989,099		972,280		2,444,797	43,982
Prepayments and other current assets (Notes 6, 14 and 22)		4,518,571		2,485,347		1,707,122	30,712

Total Current Assets		26,450,516		39,230,630		37,316,022	671,321

Property and Equipment - net (Notes 7, 12, 14, 19, 22 and 24)		89,101,288		96,269,815		101,177,528	1,820,198

Other Assets
Deferred charges and others - net (Note 8)		873,469		1,601,801		1,952,056	35,118
Miscellaneous deposits and investments - net (Notes 9, 15, 19 and 22)		1,093,897		2,090,483		1,440,884	25,922

		1,967,366		3,692,284		3,392,940	61,040

Total Noncurrent Assets		91,068,654		99,962,099		104,570,468	1,881,238

	(Peso)	117,519,170	(Peso)	139,192,729	(Peso)	141,886,490	$2,552,559

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses (Notes 10, 14, 15, 16, 19, 22 and 24)	(Peso)	20,676,585	(Peso)	20,958,216	(Peso)	24,564,956	$441,927
Unearned revenues		1,030,913		2,113,681		2,376,906	42,761
Notes payable (Notes 11 and 22)		2,097,342		6,639		—	—
Current portion:
Long-term debt (Notes 12 and 22)		6,684,741		7,430,233		9,022,535	162,317
Other long-term liabilities (Notes 13, 14 and 22)		—		190,074		257,880	4,639

Total Current Liabilities		30,489,581		30,698,843		36,222,277	651,644

Deferred Income Tax - net (Note 18)		3,110,438		4,080,329		5,307,078	95,475
Long-term Debt - net of current portion (Notes 12 and 22)		37,446,220		51,144,018		47,109,200	847,501
Other Long-term Liabilities - net of current portion (Notes 13, 14 and 22)		2,561,051		2,413,609		2,393,936	43,068

Total Noncurrent Liabilities		43,117,709		57,637,956		54,810,214	986,044

Total Liabilities		73,607,290		88,336,799		91,032,491	1,637,688

Stockholders’ Equity (Note 15)
Paid-up capital		39,287,989		39,377,803		39,418,022	709,136
Retained earnings		4,623,891		11,478,127		19,628,747	353,124
Treasury stock - common		—		—		(8,192,770)	(147,389)

Total Stockholders’ Equity		43,911,880		50,855,930		50,853,999	914,871

	(Peso)	117,519,170	(Peso)	139,192,729	(Peso)	141,886,490	$2,552,559

See accompanying Notes to Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31
	2001 (Notes 2 and 3) (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars, Except Per Share Figures) (Note 27)
NET OPERATING REVENUES (Note 14)	(Peso)	35,403,386	(Peso)	45,800,397	(Peso)	49,477,935	$890,115

COSTS AND EXPENSES
Operating (Notes 14, 16, 17 and 19)		18,147,476		18,047,690		20,131,098	362,161
Depreciation and amortization (Notes 7 and 8)		6,094,180		10,887,513		12,160,520	218,770
Provision for doubtful accounts		1,294,919		452,243		940,751	16,924
Losses on property and equipment and provisions for other probable losses (Notes 7 and 10)		168,372		616,332		537,926	9,677
Provisions (reversal of allowance) for inventory losses, obsolescence and market decline		(17,972)		(19,744)		15,241	274

		25,686,975		29,984,034		33,785,536	607,806

INCOME FROM OPERATIONS		9,716,411		15,816,363		15,692,399	282,309

OTHER INCOME (EXPENSES) - Net
Interest expense (Notes 11 and 12)		(2,819,375)		(3,799,872)		(4,023,904)	(72,391)
Swap costs and other financing charges (Notes 12 and 22)		(648,545)		(1,299,811)		(1,818,185)	(32,709)
Interest income (Note 22)		405,873		458,855		756,840	13,616
Reversal of provisions (provisions for):
Impairment of investments in shares of stock (Note 9)		—		—		(906,683)	(16,311)
Restructuring costs on network integration (Notes 3 and 10)		—		(201,690)		113,347	2,039
Equity in net earnings (losses) of investee company (Note 9)		2,724		697		(3,941)	(71)
Losses on shutdown of CMTS network arising from wireless business integration (Notes 3 and 7)		—		(2,196,621)		—	—
Others - net (Notes 14 and 22)		244,940		422,218		1,047,883	18,851

		(2,814,383)		(6,616,224)		(4,834,643)	(86,976)

INCOME BEFORE INCOME TAX		6,902,028		9,200,139		10,857,756	195,333

PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 18)
Current		1,191,040		1,252,601		758,271	13,641
Deferred		1,331,969		1,029,302		(245,768)	(4,421)

		2,523,009		2,281,903		512,503	9,220

NET INCOME	(Peso)	4,379,019	(Peso)	6,918,236	(Peso)	10,345,253	$186,113

Earnings Per Share (Notes 15 and 21)
Basic	(Peso)	37.72 *	(Peso)	45.12	(Peso)	68.79	$1.24
Diluted		37.62 *		45.12		68.65	1.24

*	After retroactive adjustment for the 25% stock dividend approved by the Board of Directors (BOD) on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).

See accompanying Notes to Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN

STOCKHOLDERS’ EQUITY

	Years Ended December 31
	2001 (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Preferred Stock - Series “A” (Note 15)	(Peso)	792,575	(Peso)	792,575	(Peso)	792,575	$14,258

Common Stock (Note 15)
Balance at beginning of year		3,656,074		6,054,872		7,595,272	136,640
25% stock dividends		—		1,518,984		—	—
Subscribed		2,398,798		21,416		—	—

Balance at end of year		6,054,872		7,595,272		7,595,272	136,640

Additional Paid-in Capital - Common (Note 15)
Balance at beginning of year		15,456,177		32,609,708		31,109,975	559,673
Stock option purchase price		—		—		219	4
25% stock dividends		—		(1,518,984)		—	—
Subscribed		17,191,625		48,890		—	—
Expenses on stock offering		(38,094)		(29,639)		—	—

Balance at end of year		32,609,708		31,109,975		31,110,194	559,677

Subscriptions Receivable - Common (Note 15)
Balance at beginning of year		(200,090)		(169,166)		(120,019)	(2,159)
Collections - net of refunds		30,924		49,147		40,000	720

Balance at end of year		(169,166)		(120,019)		(80,019)	(1,439)

Paid-up Capital		39,287,989		39,377,803		39,418,022	709,136

Deposits on Subscriptions - Common (Note 15)
Balance at beginning of year		—		—		—	—
Deposits made		7,907,249		—		—	—
Transfer to paid-up capital		(7,907,249)		—		—	—

Balance at end of year		—		—		—	—

Retained Earnings (Note 15)
Balance at beginning of year, as previously reported		681,359		4,939,704		11,720,337	210,850
Adjustment - adoption of SFAS 38/IAS 38 (Note 8)		(389,416)		(315,813)		(242,210)	(4,357)

Balance at beginning of year, as restated		291,943		4,623,891		11,478,127	206,493
Net income		4,379,019		6,918,236		10,345,253	186,113
Dividends on (Note 15):
Common stock		—		—		(2,126,676)	(38,259)
Preferred stock - Series “A”		(47,071)		(64,000)		(67,957)	(1,223)

Balance at end of year		4,623,891		11,478,127		19,628,747	353,124

Treasury Stock - Common (Note 15)		—		—		(8,192,770)	(147,389)

	(Peso)	43,911,880	(Peso)	50,855,930	(Peso)	50,853,999	$914,871

See accompanying Notes to Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2001 (Notes 2 and 3) (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	(Peso)	6,902,028	(Peso)	9,200,139	(Peso)	10,857,756	$195,333
Adjustments for:
Depreciation and amortization of property and equipment		6,056,442		10,840,480		12,075,663	217,243
Interest expense		2,819,375		3,799,872		4,023,904	72,391
Provisions for (reversal of allowance for):
Doubtful accounts		1,294,919		452,243		940,751	16,924
Impairment of investment in shares of stock		—		—		906,683	16,311
Restructuring costs on network integration		—		201,690		(113,347)	(2,039)
Inventory losses, obsolescence and market decline		(17,972)		(19,744)		15,241	274
Interest income		(405,873)		(458,855)		(756,840)	(13,616)
Losses on property and equipment and provisions for other probable losses		168,372		616,332		537,926	9,677
Amortization of deferred charges and others		37,738		47,033		84,857	1,527
Losses on shutdown of CMTS network arising from wireless business integration		—		2,196,621		—	—
Losses on disposal of property and equipment		61,072		234,073		67,097	1,207
Equity in net losses (earnings) of investee company		(2,724)		(697)		3,941	71
Dividend income		(304)		(282)		(307)	(6)
Losses on direct write-off of inventory		—		—		109	2

Operating income before working capital changes		16,913,073		27,108,905		28,643,434	515,299
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables		(4,972,605)		(551,161)		(6,039,520)	(108,652)
Inventories and supplies		(141,004)		474,283		(228,276)	(4,107)
Prepayments and other current assets		(1,898,207)		1,090,111		2,111,658	37,989
Increase (decrease) in:
Accounts payable and accrued expenses		4,365,422		(854,624)		3,900,335	70,168
Unearned revenues		419,958		1,082,768		263,225	4,736
Other long-term liabilities		—		85,206		136,246	2,451

Cash generated from operations		14,686,637		28,435,488		28,787,102	517,884
Interest paid		(3,656,793)		(4,146,097)		(4,588,050)	(82,540)
Income tax paid		(873,773)		(1,273,521)		(905,019)	(16,281)

Net cash flows from operating activities		10,156,071		23,015,870		23,294,033	419,063

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property and equipment		(26,092,393)		(17,918,193)		(17,452,338)	(313,970)
Interest received		379,505		436,203		779,321	14,020
Proceeds from sale of property and equipment		11,348		40,136		51,983	935
Dividends received		304		282		307	6
Decrease (increase) in:
Short-term investments		—		(3,994,050)		2,102,649	37,827
Miscellaneous deposits and investments		848,956		(1,011,730)		(260,898)	(4,694)
Deferred charges and others		37,782		(223,052)		(3,790)	(68)
Cash acquired from a subsidiary at acquisition date		1,304,678		—		—	—

Net cash flows used in investing activities		(23,509,820)		(22,670,404)		(14,782,766)	(265,944)

	Years Ended December 31
	2001 (Notes 2 and 3) (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Long-term borrowings	(Peso)	21,726,782	(Peso)	21,405,919	(Peso)	6,350,668	$114,249
Short-term borrowings		2,630,896		1,026,230		—	—
Repayments of:
Long-term borrowings		(5,338,846)		(6,977,273)		(10,390,104)	(186,920)
Short-term borrowings		(8,197,316)		(3,120,617)		(6,639)	(119)
Purchase of treasury stock - common		—		—		(8,192,770)	(147,389)
Payment of dividends to:
Common shareholders		—		—		(2,126,676)	(38,259)
Preferred shareholder		—		(3,000)		(108,072)	(1,944)
Subscription of capital stock - net of stock-related expenses		7,931,729		90,578		40,220	723
Payments of due to an affiliate		(646,141)		(1,556,445)		—	—

Net cash flows provided by (used in) financing activities		18,107,104		10,865,392		(14,433,373)	(259,659)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,753,355		11,210,858		(5,922,106)	(106,540)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,998,941		7,752,296		18,963,154	341,150

CASH AND CASH EQUIVALENTS AT END OF YEAR	(Peso)	7,752,296	(Peso)	18,963,154	(Peso)	13,041,048	$234,610

See accompanying Notes to Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	General

Globe Telecom, Inc. (hereafter referred to as “Globe Telecom” or the “Parent Company”) is a stock corporation organized under the laws of the Philippines. Globe Telecom is one of the leading providers of digital wireless communication services in the Philippines utilizing a fully digital network based on Global System for Mobile Communication (GSM) technology. Until September 30, 2003, Globe Telecom offered a broad range of wireline voice communication and data transmission services. It also offers domestic and international long distance communication services or carrier services. Globe Telecom’s principal executive offices are located at 5/F Globe Telecom Plaza, Pioneer Highlands, Pioneer corner Madison Streets, Mandaluyong City, Metropolitan Manila, Philippines. Globe Telecom is listed in the Philippine Stock Exchange (PSE). Effective September 17, 2001, the PSE approved the new composition of the PSE Composite Index to include Globe Telecom. The new basket of stocks is the result of the review and evaluation of all listed companies for the three-year period 1998 to 2000, using guidelines governing the selection of index stocks.

In June 2001, Isla Communications Company, Inc. became a wholly owned subsidiary of Globe Telecom (see Note 3). On August 21, 2003, the Philippine Securities and Exchange Commission (SEC) approved the change of the name of Isla Communications Company, Inc. to Innove Communications, Inc. (hereafter referred to as “Innove”) in line with the consolidation of wireline business to Innove.

Innove is a stock corporation organized under the laws of the Philippines. Innove is one of the providers of digital wireless communication services in the Philippines. Innove currently offers cellular service under the Touch Mobile (TM) prepaid cellular brand. The TM brand is supported in the integrated cellular networks of Globe Telecom and Innove. It also offers a broad range of wireline voice communication services as well as domestic and international long distance communication services or carrier services. On September 30, 2003, Globe Telecom transferred its wireline voice and data services to Innove (see Note 3). Starting October 1, 2003, all wireline voice and data services are offered under Innove. Innove’s principal executive office is located at 18/F Innove Plaza (formerly Globe-Isla Plaza), corner Samar and Panay Roads, Cebu Business Park, Cebu City, Philippines.

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

Globe Telecom is a grantee of various authorizations from the National Telecommunications Commission (NTC) to offer and operate telex, facsimile, other traditional voice and data services, and domestic leased line service using Very Small Aperture Terminal (VSAT) technology. Apart from these traditional services, Globe Telecom has been granted in 1994 new provisional authorizations (PAs) to install, operate and maintain: (1) a nationwide digital cellular mobile telephone system under the GSM standard (CMTS-GSM); (2) an international digital gateway facility (IGF) in Metro Manila; (3) local exchange carrier (LEC) services in Makati and surrounding areas in Metro Manila, Batangas, Cavite, Mindoro, Palawan and certain areas in Mindanao; and (4) a nationwide paging network. The PA for Globe Telecom’s paging service was withdrawn last June 21, 1996 on motion of Globe Telecom under the provisions of RA No. 7925 whereby an enfranchised entity who may wish to provide radio paging service no longer requires a PA to do so and need only to register with the NTC.

On September 28, 1998, Globe Telecom filed an application before the NTC for additional service areas for its fixed line service. These additional service areas are the provinces of Laguna, Quezon and Rizal. The application for additional service is still pending approval by the NTC.

In addition, the NTC: (1) granted Globe Telecom a license for inter-exchange services on January 21, 1998; (2) converted the PA for its IGF in Metro Manila into a Certificate of Public Convenience and Necessity (CPCN) on October 7, 1998; (3) granted a PA to charge the corresponding rates for its Public Payphone Service on February 12, 1999; and (4) approved its application for restructuring of its LEC rates, approving an increase in its national direct dialing rates and monthly service fees on February 7, 2000.

At various times in the years 2001 and 2000, the NTC granted Globe Telecom additional frequencies on the GSM 1800 band. As of September 2002, the NTC had granted Globe Telecom a total of 12.5 Mhz frequencies in the GSM 1800 band, in addition to the original 7.5 Mhz granted in the GSM 900 band as part of its original PA for cellular service granted in NTC Case No. 92-449.

On July 23, 2002, NTC issued the CPCN for Globe Telecom’s CMTS and LEC services. The CPCN, which is valid for and renewable after 25 years, superseded the PAs issued by the NTC for Globe Telecom’s CMTS and LEC services.

On August 5, 2003, the NTC granted Globe Telecom’s application to transfer its wireline business, assets and subscribers to Innove. With the transfer of Globe Telecom’s wireline voice and data services to Innove on September 30, 2003, Innove now holds the following: (a) the authorizations and licenses from the NTC to offer and operate telex and other traditional voice and data services and domestic leased line service using VSAT technology; and (b) the CPCN previously issued to Globe Telecom on July 23, 2002 to offer LEC services in Makati and surrounding areas in Metro Manila, Batangas, Cavite, Mindoro, Palawan and certain areas in Mindanao. On September 30, 2003, Globe Telecom discontinued its telex service due to declining revenues and cost efficiency.

Innove

Innove is enfranchised under RA No. 7372 and its related laws to render any and all types of domestic and international telecommunications services. Innove is entitled to certain tax and non-tax incentives under its franchise, and has availed of incentives for tax and duty-free importation of capital equipment for its services under its franchise.

In addition, Innove’s: (1) registration with the NTC to render paging services expired on June 5, 2001 and on the same date, Innove discontinued the service; (2) authority to operate “Budget Service”, otherwise known as its LEC Prepaid Service was granted by the NTC on August 27, 2001; and (3) application with the NTC for the rebalancing of its LEC rates was approved on November 19, 2001.

On April 4, 2002, NTC issued Innove a Certificate of Compliance attesting to Innove’s substantial compliance with its obligation to install 700,000 LEC lines.

On July 23, 2002, the NTC issued the CPCN for Innove’s IGF, CMTS and LEC services. The CPCN, which is valid for and renewable after 25 years, supersedes the PAs issued by the NTC for Innove’s IGF, CMTS and LEC services.

2.	Summary of Significant Accounting Policies

Basis of Financial Statement Preparation

The accompanying consolidated financial statements have been prepared under the historical cost convention method and in accordance with accounting principles generally accepted in the Philippines.

Basis of Consolidation

The consolidated financial statements include the accounts of Globe Telecom and its wholly owned subsidiary Innove (collectively referred to as the “Globe Group”) as of December 31, 2001, 2002 and 2003.

Subsidiaries are consolidated from the date on which control is transferred to the group and cease to be consolidated from the date on which control is transferred out of the group.

Innove has been included in the 2001 consolidated financial statements using the purchase method of accounting. Accordingly, the 2001 consolidated statements of income and cash flows include the results of operations and cash flows of Innove for the six-month period from its acquisition on June 27, 2001. The purchase consideration has been allocated to the assets and liabilities on the basis of fair value at the date of acquisition (see Note 3).

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Adoption of New Accounting Standards

The Globe Group adopted the following Statements of Financial Accounting Standards (SFAS), which became effective for audited financial statements covering the period beginning January 1, 2003. These standards adopted their corresponding International Accounting Standards (IAS).

•	SFAS 10/IAS 10, Events After the Balance Sheet Date. This standard prescribes the accounting and disclosure related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally, the date of authorization for release of the consolidated financial statements;

•	SFAS 37/IAS 37, Provisions, Contingent Liabilities and Contingent Assets. This standard provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. Additional disclosures required by the standard, principally the change in the provisions for the year were included in the consolidated financial statements; and,

•	SFAS 38/IAS 38, Intangible Assets. This standard establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized over a period not exceeding 20 years. The new standard requires that expenditures on advertising, training, start-up and relocation be expensed as incurred.

The effects of adoption of SFAS 38/IAS 38 are discussed in Note 8. The adoption of SFAS 10/ IAS 10 and SFAS 37/IAS 37 did not have a material effect on the consolidated financial statements.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the Philippines requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management’s evaluation of relevant facts and circumstances as of the date of the consolidated financial statements. Actual results could differ from such estimates.

Revenue Recognition

Net operating revenues include the value of all telecommunications services provided, net of free usage allocations, bonus airtime credits, discounts and promotions credited to the subscriber bills. Revenues are recognized when earned and stated net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection and settlement agreements. Telecommunications services provided to postpaid subscribers are billed throughout the month according to the bill cycle of subscribers. As a result of bill-cycle cut-off, service revenues earned but not yet billed at end of month are estimated and accrued. These estimates are based on actual usage less estimated free usage using historical ratio of free over billable usage.

Inbound revenues and outbound charges are based on agreed transit and termination rates with the other foreign and local carriers and content providers. Inbound revenues represent settlement received from telecommunications providers who sent traffic to Globe Group’s network, while outbound charges represent settlement to telecommunications providers for traffic originating from Globe Group’s network. Uncollected inbound revenues are shown as traffic settlement receivables under “Receivables” while unpaid outbound charges are shown as traffic settlement payables under “Accounts payable and accrued expenses” in the consolidated balance sheets.

Both the inbound revenues and outbound charges are accrued based on actual volume of traffic monitored by Globe Group from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per Globe Group’s records and per the records of the other carriers. The adjustments are recognized as these are determined and are mutually agreed on by the parties.

Proceeds from sale of handsets, phonekits, accessories and subscriber identity module (SIM) cards/packs and one-time registration fees received from certain mobile subscribers are included under “Net operating revenues” shown in the consolidated statements of income. The related costs incurred in connection with the acquisition of subscribers are charged to operations. Subscriber acquisition costs, which primarily include (a) commissions, (b) handset subsidy and (c) marketing expenses are charged to operations in the year in which these are incurred. Handset subsidy represents the difference between the book value of handsets and SIM cards and the corresponding selling price to a subscriber. Subscriber retention costs consisting mainly of free handsets are charged to marketing expense.

Installation fees received from wireline subscribers are also credited to “Net operating revenues” shown in the consolidated statements of income. The related labor costs on installation, which exceed the installation fees, are also charged to operations.

Monthly fixed subscription fees from postpaid customers are billed in advance and recognized over the subscription period.

The proceeds from sale of prepaid cards are initially recognized as “Unearned revenues” shown in the consolidated balance sheets. Revenue is realized upon actual usage of the airtime value of the card, net of free service allocation, or expiration of the unused value of the card, whichever comes earlier, excluding the airtime value of free call cards given to dealers as promotional items up to August 2002. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of placements and are subject to an insignificant risk of changes in value.

Short-term Investments

Short-term investments are carried at cost adjusted for any permanent loss on price decline of the investments. Such permanent decline is recognized as loss and credited directly to investments. The resulting balance becomes the new cost basis of the investments. Subsequent recoveries of market value beyond the new cost basis are not recognized until the investments are sold or otherwise disposed of. Foreign currency-denominated investments are translated to Philippine pesos at the exchange rates prevailing at balance sheet dates.

Receivables

Receivables are recognized and carried at billable amounts less allowance for doubtful accounts. Penalties and surcharges on past due accounts of postpaid subscribers are recognized upon collection. An allowance for doubtful accounts is maintained at a level considered adequate to provide for potential uncollectible receivables. The level of this allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. A review of the age and status of receivables, designed to identify accounts to be provided with allowance, is performed regularly.

Customers

Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless and wireline subscribers. Such permanent disconnections generally occur within 90 days from statement date. Full allowance is provided for individual and business wireless subscribers with outstanding receivables that are past due by 90 and 120 days, respectively. As an overriding policy, full allowance is provided for residential and business wireline subscribers with outstanding receivables that are past due by 90 and 150 days, respectively.

Traffic Settlement Receivables - net

Full allowance is generally provided for the net receivable from international and national traffic carriers which are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers (see Note 20).

Additional provisions are made for accounts specifically identified to be doubtful of collection.

Inventories and Supplies

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the selling price in the ordinary course of business less direct costs to sell. Cost is determined using the moving-average method.

Allowance is provided for obsolescence, market decline and possible losses. A full obsolescence allowance is provided when the inventory is non-moving for more than one year. A fifty percent allowance is provided for slow-moving items. An allowance for market decline is provided equivalent to the difference between the cost and the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization, and allowance for impairment loss and other probable losses. Cost includes: (a) interest and other financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation, and (b) foreign exchange differentials (foreign exchange loss net of foreign exchange gain) arising from remeasurement to prevailing exchange rate of foreign currency-denominated liabilities related to the acquisition of property and equipment.

Foreign exchange losses are no longer included as part of cost if the resulting carrying amount of the related fixed asset exceeds the lower of the replacement cost and the amount recoverable from the use or sale of the asset.

Assets under construction are transferred to the related property and equipment account when the construction or installation and related activities necessary to prepare the property for its intended use are complete and the property is ready for service (see Note 19c).

Depreciation is computed using the straight-line method over the estimated useful lives of the assets regardless of utilization. The foreign exchange differential capitalized as part of the cost of the property is depreciated over the remaining estimated useful life of the related property.

Leasehold improvements are amortized over their useful lives or the period of the lease agreements, whichever is shorter. A review of the estimated useful lives of the property and equipment based on factors that include asset utilization, technological changes and environmental and anticipated use of the assets is done annually.

In 2002, the Globe Group revised the estimated useful lives of certain equipment from 3-20 years to 3-10 years. In 2003, the Globe Group also revised the estimated useful lives of certain equipment from 10 years to 3-5 years. The changes were accounted for as a change in accounting estimate (see Note 7). The estimated useful lives of property and equipment are as follows:

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

For the Globe Group, the cash-generating unit is the combined wireless and wireline asset group of Globe Telecom and Innove. This asset grouping is predicated upon the requirement contained in the Executive Order (E.O.) No. 109 and RA No. 7925 requiring licensees of cellular and IGF services to provide 400,000 and 300,000 LEC lines, respectively, as condition for the grant of such licenses.

Deferred Charges

Prior to January 1, 2003, expenditures relating to projects under the PAs discussed in Note 1, consisting of business development and start-up costs, net of incidental revenues, were deferred. These were amortized over a period of ten years from the start of commercial operations of the respective projects. As discussed in Note 8, the Globe Group adopted SFAS 38/IAS 38, Intangible Assets, effective January 1, 2003. As a result of the adoption, the Globe Group charged its unamortized preoperating expenses as of January 1, 2003 to its beginning retained earnings.

Debt Issuance Costs

Issuance, underwriting and other related expenses incurred in connection with the issuance of debt instruments are deferred and amortized over the terms of the instruments. Unamortized debt issuance costs are included under “Deferred charges and others” account in the consolidated balance sheets.

Investments

The Parent Company’s 50% and 32.67% investments in the shares of stock of Pintouch Telecom, LLC (PTL) a limited partnership organized in the United States of America and Globe Telecom Holdings, Inc. (GTHI), respectively, are accounted for under the equity method. Under this method, the cost of investment is increased or decreased by the Parent Company’s equity in net earnings or losses of the investee and reduced by dividends received after the date of acquisition. An impairment review of investments in shares of stock is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

Other investments in shares of stock where the Globe Group’s ownership interest is less than 20% or where control is likely to be temporary are stated at cost. When there is a significant and apparently permanent decline in value of an individual investment, the carrying amount of the individual investment is written down to recoverable value.

Investments in bonds and Dollar-Linked Peso Notes (DLPN) are carried at amortized cost using straight-line method less any provision for permanent impairment in value.

Income Taxes

Deferred tax assets and liabilities are recognized for: (a) the future tax consequences attributable to differences between the financial reporting bases of assets and liabilities and their related tax bases; and, (b) the carryforward benefits of the excess of the minimum corporate income tax (MCIT) over regular corporate income tax and net operating loss carryover (NOLCO). Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and the carryforward benefits of the MCIT and NOLCO are expected to be realized. A valuation allowance is provided when it is more likely than not that the tax benefits of temporary differences giving rise to deferred income tax assets will not be realized through income tax deductions in the near future. Such valuation allowance is reviewed on a regular basis and is reversed depending on management’s latest assessment of the realizability of the related tax benefits. Any change in the valuation allowance on deferred tax assets is included in the computation of the deferred income tax for the year.

Provisions

Starting 2003, provision is recognized only when the Globe Group has: (a) a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingencies were disclosed.

Stock Option Plans

The Globe Group has stock option plans for the granting of non-transferable options to management and employees of the Globe Group, whereby management and employees are granted an option to purchase a fixed number of shares of stock at a stated price during a specified period. Options exercised will be recorded at the option price.

Pension Cost

Pension cost is determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Actuarial valuations are conducted every three years, with option to accelerate when significant changes to underlying assumptions occur. Unrecognized past service costs are amortized over the expected average future service years of the current plan members.

Borrowing Costs

Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property and equipment. The capitalization of these borrowing costs as part of the cost of the property and equipment (a) commences when the expenditures and borrowing costs are being incurred during the installation and related activities necessary to prepare the property and equipment for its intended use are in progress; (b) is suspended during extended periods in which active development is interrupted; and (c) ceases when substantially all the activities necessary to prepare the property and equipment for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property and equipment.

Other borrowing costs are recognized as expense in the period in which these are incurred.

Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under an operating lease are recognized as an expense based on the terms of the lease agreements.

Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded in Philippine Pesos based on the exchange rates prevailing at transaction dates. Foreign currency-denominated monetary assets and liabilities are translated to Philippine Pesos at exchange rates prevailing at balance sheet dates. Foreign exchange differentials between transaction rate and rate at settlement date or balance sheet date of unhedged foreign currency-denominated monetary assets or liabilities are credited or charged to current operations, except those pertaining to foreign currency-denominated liabilities related to the acquisition of property and equipment, which are added to or deducted from the carrying amount of the related property and equipment account.

Financial Instruments

The Globe Group enters into short-term deliverable and non-deliverable currency forward contracts to manage its exchange exposure related to short-term foreign currency-denominated monetary assets and liabilities. The Globe Group also enters into structured currency forward contracts where call options are sold in combination with such currency forward contracts.

For certain long-term foreign currency-denominated loans, the Parent Company enters into long-term currency swap contracts to manage its foreign currency and interest rate exposures. Such contracts are sometimes entered into in combination with options. The Parent Company also sells currency options as a cost subsidy for outstanding currency swap contracts.

The Parent Company also enters into interest rate swap contracts to manage its interest rate exposure on underlying floating-rate, foreign currency-denominated long-term debts. The Parent Company also enters into short-term interest rate swaps to manage its exposure on short-term floating rate peso investments.

Translation gains or losses on these currency forward and swap contracts are computed by multiplying the notional amounts by the difference between the exchange spot rates prevailing on the balance sheet date and the exchange spot rates on the contract inception date (or the last reporting date). The resulting translation gains or losses on the currency forward contracts are offset against the translation losses or gains on the underlying foreign currency-denominated monetary assets and liabilities. The resulting translation gains or losses on the currency swap contracts are offset against the translation losses or gains on the underlying foreign currency-denominated loans. The related revaluation amounts on the translation of currency forward and currency swap contracts are included in “Deferred charges and others” account in the consolidated balance sheets, including the carrying amounts of forward premiums or discounts which are amortized over the term of the related contracts. Swap costs accruing on long-term currency swap contracts that are currently due to or from the swap counterparties are charged to current operations.

The mark-to-market gains or losses on these contracts are not considered in the determination of consolidated net income but are disclosed in the related notes to consolidated financial statements.

Earnings Per Share (EPS)

Basic EPS is computed by dividing earnings applicable to common stock by the weighted average number of common shares outstanding during the year including fully paid but unissued shares, if any, as of the end of the year after giving retroactive effect for any stock dividends, stock splits or reverse stock splits during the year. Diluted EPS is computed assuming that the stock options, rights and warrants are exercised and qualified convertible preferred shares are converted.

Segment Reporting

The Globe Group’s major operating business units are the basis upon which the Globe Group reports its primary segment information. Financial information on business segments is presented in Note 23. The Globe Group generally accounts for inter-segment revenues and expenses at agreed transfer prices.

Starting January 1, 2003, the Globe Group redefined the role of its Carrier Business from a major Strategic Business Unit with its own profit and loss accountability to a support group to the wireless and wireline voice businesses. International Long Distance and National Long Distance service revenues previously reported under the Carrier Business but attributable to the wireless and wireline voice businesses are now reported under the statements of income of the respective businesses. The Globe Group’s business segments now consist of: (1) wireless communications services; (2) wireline voice communications services; and (3) wireline data communications services (see Note 3).

Prior to January 1, 2003, business segments for management reporting purposes were organized into four major operating businesses. Prior years segment information were restated to conform to the new composition of Globe Group’s reportable segments.

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council approved the following accounting standards which will be effective subsequent to 2003:

•	SFAS 12/IAS 12, Income Taxes. This standard prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, asset for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluation. The Globe Group will adopt the standard in 2004. The adoption of the new standard has no significant impact on the consolidated financial statements;

•	SFAS 17/IAS 17, Leases. This standard prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee. For operating leases, lease expense is recognized on a straight-line basis over the lease term, unless another systematic method is more representative of the benefit derived from the asset. The Globe Group will adopt the standard in 2004. The adoption of the new standard is expected to result in a decrease in consolidated net income by about (Peso)90 million ($1.62 million) in 2004, net of tax; and,

•	SFAS 21/IAS 21, The Effects of Changes in Foreign Exchange Rates. This standard provides certain restrictions in allowing the capitalization of foreign exchange differentials. SFAS 21/IAS 21 will become effective for financial statements covering periods beginning on or after January 1, 2005. Accordingly, Globe Group under these standards, will no longer be able to capitalize foreign exchange differentials effective January 1, 2005. On such date, any remaining balance of the capitalized foreign exchange differentials, net of the exchange losses that qualify as borrowing costs and income tax effect, will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated. As of December 31, 2003, the net cumulative foreign exchange losses included in property and equipment amounted to (Peso)5,476.14 million ($98.52 million), net of accumulated depreciation of (Peso)2,133.63 million ($38.38 million) (see Note 7). The estimated undepreciated capitalized foreign exchange losses that qualify as borrowing costs amounted to about (Peso)614.00 million ($11.05 million).

3.	Changes in Organization

Combination with Innove

Pursuant to the General Agreement dated February 22, 2000 of Globe Telecom and its principal shareholders’ Ayala Corporation (AC) and Singapore Telecom International Pte. Ltd. (STI), a wholly owned subsidiary of Singapore Telecom (ST), and Innove and its principal shareholders Asiacom Philippines, Inc. (Asiacom) and DeTeAsia Holding GmbH (DTA), a wholly owned subsidiary of Deutsche Telekom AG (DT), and the completion of the share swap transaction, Innove became a consolidated subsidiary of Globe Telecom effective June 27, 2001. The following unaudited proforma December 31, 2001 consolidated statement of income has been prepared assuming that the combination was completed on January 1, 2001 (in thousand pesos and number of shares, except per share figures):

Net operating revenues	(Peso)	36,033,861
Costs and expenses		(27,321,042)

Income from operations		8,712,819
Other expenses - net		(3,068,383)

Income before income tax		5,644,436
Provision for income tax		(2,055,423)
Cumulative effect of change in accounting policy		2,646,136

Net income		6,235,149
Dividends to preferred shareholders		(98,572)

Earnings to common shareholders	(Peso)	6,136,577

Number of common shares*
Basic		114,836
Diluted		115,165

Earnings per share*
Basic	(Peso)	53.44
Diluted		53.29

*	After adjustment for the 25% stock dividend approved by the Board of Directors on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).

The investment cost details as of June 27, 2001 and the resulting excess of purchase price over Innove’s net assets follow (in thousand pesos):

Value of Globe Telecom shares exchanged	(Peso)	15,208,005
Acquisition expenses		189,959

Investment cost		15,397,964
Fair value of Innove’s net assets		(12,634,060)

Excess purchase price offset against additional paid-in capital as approved by the SEC	(Peso)	2,763,904

Acquisition expenses represent third party fees incurred in connection with the acquisition of Innove.

Integration of Globe Telecom and Innove Operations

a.	Wireless Operations

In September 2002, Globe Telecom announced the operational integration of Globe Telecom’s and Innove’s wireless networks to increase the Globe Group’s business focus and streamline its operations in order to optimize utilization of the network which will benefit subscribers. A key element of the integration involved the migration of existing wireless subscribers of Innove to the improved TM service, allowing them to enjoy superior coverage and service offering available through the Globe Telecom-Innove integrated network.

The operational integration enabled the joint use of Innove’s 10 Mhz frequency resources by Globe Telecom and the use of certain elements of the existing Innove network. The NTC approved the joint use of Innove’s frequency by the Globe Group on August 1, 2002. Certain elements of the Innove network which cannot be redeployed to the Globe network were shut down in 2002 to avoid unnecessary duplication. The shut down necessitated Innove’s recognition of losses on retirement of certain property and equipment (see Note 7) and restructuring costs in 2002 (see Note 10). As of December 31, 2003, Innove has substantially completed the equipment deinstallation activities as well as termination of leases.

b.	Wireline Operations

On August 5, 2003, the NTC approved the legal transfer of Globe Telecom’s wireline business authorizations, properties, assets and obligations to Innove. The NTC also approved the common usage, operations and maintenance of the network elements of both Globe Telecom and Innove to ensure a smooth transfer of the service and no disruption in interconnection with other carriers while the transfer is ongoing. Pursuant to the approval granted by the NTC, the wireline business of Globe Group was integrated into Innove on September 30, 2003. As a result, Globe Telecom became a pure wireless company. The transfer of the wireline business of Globe Telecom to Innove is part of the Globe Group’s operational integration activities to achieve increased focus and streamlined operations. The integrated and focused wireline operations signal the Globe Group’s commitment to innovation, customer focus and operational excellence.

4.	Receivables

This account consists of receivables from:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Traffic settlements (see Notes 14, 20 and 22)	(Peso)	10,331,250	(Peso)	9,783,069	(Peso)	14,296,811	$257,202
Customers		5,775,538		6,301,967		7,109,926	127,909
Others		318,191		271,335		197,687	3,556

		16,424,979		16,356,371		21,604,424	388,667

Less allowance for doubtful accounts
Customers		3,352,044		3,411,704		3,879,846	69,799
Traffic settlements and others		744,967		511,484		181,153	3,259

		4,097,011		3,923,188		4,060,999	73,058

	(Peso)	12,327,968	(Peso)	12,433,183	(Peso)	17,543,425	$315,609

In 2003, the Globe Group wrote-off certain receivable, including those transferred to Innove, totaling (Peso)802.94 million ($14.45 million).

5.	Inventories and Supplies

This account consists of:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Handsets and accessories	(Peso)	899,802	(Peso)	383,339	(Peso)	644,027	$11,586
Spare parts and supplies		140,483		152,256		109,493	1,970

		1,040,285		535,595		753,520	13,556
Less allowance for inventory losses, obsolescence and market decline		177,703		152,979		136,779	2,461

	(Peso)	862,582	(Peso)	382,616	(Peso)	616,741	$11,095

The carrying amount of certain inventories at net realizable values amounted to (Peso)616.98 million, (Peso)282.15 million and (Peso)345.18 million ($6.21 million) as of December 31, 2001, 2002 and 2003, respectively.

6.	Prepayments and Other Current Assets

This account consists of:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Input value added tax - net	(Peso)	2,893,664	(Peso)	1,765,313	(Peso)	746,648	$13,433
Other current assets		1,624,907		720,034		960,474	17,279

	(Peso)	4,518,571	(Peso)	2,485,347	(Peso)	1,707,122	$30,712

Input value added tax as of December 31, 2001, 2002 and 2003 is presented net of output value added tax of (Peso)792.60 million, (Peso)1,610.80 million and (Peso)1,250.80 million ($22.50 million), respectively.

7.	Property and Equipment

This account consists of:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Telecommunications equipment	(Peso)	79,154,978	(Peso)	97,740,328	(Peso)	110,564,475	$1,989,071
Buildings and leasehold improvements		6,236,349		9,677,178		11,926,521	214,560
Investments in cable systems		2,367,457		7,355,468		10,461,939	188,212
Furniture, fixtures and equipment		3,181,710		3,625,658		4,229,542	76,090
Transportation and work equipment		779,517		938,945		997,716	17,949
Land		828,937		923,227		927,858	16,692

		92,548,948		120,260,804		139,108,051	2,502,574
Less accumulated depreciation and amortization		20,655,744		29,623,935		41,067,976	738,819

		71,893,204		90,636,869		98,040,075	1,763,755
Assets under construction		17,208,084		5,632,946		3,137,453	56,443

	(Peso)	89,101,288	(Peso)	96,269,815	(Peso)	101,177,528	$1,820,198

The rollforward analysis of this account follows:

	Telecommu- nications Equipment		Buildings and Leasehold Improvements		Investments in Cable Systems		Furniture, Fixtures and Equipment		Transportation and Work Equipment		Land		Assets Under Construction		Total
	(In Thousand Pesos and U.S. Dollars)
Cost
As of December 31, 2002	(Peso)	97,740,328	(Peso)	9,677,178	(Peso)	7,355,468	(Peso)	3,625,658	(Peso)	938,945	(Peso)	923,227	(Peso)	5,632,946	(Peso)	125,893,750
Additions		1,632,077		589,967		314,483		490,626		151,909		4,631		14,273,853		17,457,546
Retirements/disposals		(694,491)		(28,140)		(245,893)		(67,225)		(96,094)		—		(34,335)		(1,166,178)
Reclassifications/adjustments		11,886,561		1,687,516		3,037,881		180,483		2,956		—		(16,735,011)		60,386

As of December 31, 2003		110,564,475		11,926,521		10,461,939		4,229,542		997,716		927,858		3,137,453		142,245,504

Accumulated depreciation and amortization:
As of December 31, 2002		24,331,954		1,815,324		634,811		2,232,586		609,260		—		—		29,623,935
Depreciation and amortization		9,896,091		904,629		470,306		664,742		139,895		—		—		12,075,663
Retirements/disposals		(337,658)		(14,637)		(150,721)		(61,777)		(77,609)		—		—		(642,402)
Reclassifications/adjustments		(12,565)		(1,593)		15,961		8,952		25		—		—		10,780

As of December 31, 2003		33,877,822		2,703,723		970,357		2,844,503		671,571		—		—		41,067,976

Net book value as of December 31, 2003	(Peso)	76,686,653	(Peso)	9,222,798	(Peso)	9,491,582	(Peso)	1,385,039	(Peso)	326,145	(Peso)	927,858	(Peso)	3,137,453	(Peso)	101,177,528

(Note 27)		$1,379,604		$165,920		$170,755		$24,917		$5,867		$16,692		$56,443		$1,820,198

Net book value as of December 31, 2002	(Peso)	73,408,374	(Peso)	7,861,854	(Peso)	6,720,657	(Peso)	1,393,072	(Peso)	329,685	(Peso)	923,227	(Peso)	5,632,946	(Peso)	96,269,815

Net book value as of December 31, 2001	(Peso)	62,244,813	(Peso)	4,996,188	(Peso)	2,040,961	(Peso)	1,503,537	(Peso)	278,768	(Peso)	828,937	(Peso)	17,208,084	(Peso)	89,101,288

Investments in cable systems include the cost of Globe Telecom’s ownership share in the capacity of certain cable systems under a consortium or private cable set-up and indefeasible rights of use (IRUs) of circuits in various cable systems. It also includes the cost of cable landing station and transmission facilities where Globe Telecom is the landing party (see Notes 14 and 19).

In 2003, certain cable systems and radio equipment which have been retired due to technological and regulatory factors, with net book values amounting to (Peso)177.73 million ($3.20 million), were written off from the accounts. Reversal of allowance for probable losses amounted to (Peso)28.39 million for the year ended December 31, 2001 and total losses on property and equipment, including provisions, amounted to (Peso)386.87 million and (Peso)306.30 million ($5.51 million) for the years ended December 31, 2002 and 2003, respectively.

Globe Telecom’s capitalized borrowing costs amounted to (Peso)1,978.10 million, (Peso)610.06 million and (Peso)621.89 million ($11.19 million) (including capitalized interest of (Peso)591.98 million, (Peso)514.72 million and (Peso)481.97 million ($8.67 million)) for the years ended December 31, 2001, 2002 and 2003, respectively. Innove has no capitalized borrowing costs for the years ended December 31, 2001, 2002 and 2003.

The Globe Group’s net cumulative capitalized foreign exchange losses (see Note 22) amounted to (Peso)5,065.78 million, net of accumulated depreciation of (Peso)972.26 million, (Peso)4,976.25 million, net of accumulated depreciation of (Peso)1,526.08 million and (Peso)5,476.14 million ($98.52 million), net of accumulated depreciation of (Peso)2,133.63 million ($38.38 million) as of December 31, 2001, 2002, and 2003, respectively.

Upon business combination with Innove in 2001, Globe Telecom recorded the new cost basis for Innove’s assets and liabilities arising from the allocation of the purchase price over the fair value of Innove’s net assets. The balance of foreign exchange losses amounting to (Peso)3,894.73 million capitalized by Innove as part of property and equipment prior to the business combination and other fair market value adjustment amounting to (Peso)434.14 million formed part of Globe Telecom’s new cost basis of Innove’s property and equipment as of June 30, 2001. As of December 31, 2003, the net book value of the capitalized foreign exchange losses and other fair value adjustment forming part of the new cost basis of Innove’s property and equipment amounted to (Peso)2,512.41 million ($45.20 million) and (Peso)231.95 million ($4.17 million), respectively.

In 2002 and 2003, as a result of periodic review of the estimated useful lives and depreciation methods applied to certain items of property and equipment, management came to the conclusion that there has been a significant change in the expected pattern of economic benefits from certain telecommunications equipment of the Globe Group. The Globe Group prospectively revised the remaining useful lives of certain telecommunications equipment from an average of 3-20 years to 3-10 years in 2002, and certain equipment from 10 years to 3-5 years starting in 2003. These changes have been accounted for as change in accounting estimates. The change in the remaining useful life of certain telecommunications equipment has increased the depreciation expense by (Peso)1,147.53 million or (Peso)7.55 on a per share basis and (Peso)220.46 million ($3.97 million) or (Peso)1.48 ($0.03) on a per share basis for the years ended December 31, 2002 and 2003, respectively.

Innove

As discussed in Note 3, certain elements of the Innove’s CMTS network were shut down effective November 15, 2002 to avoid unnecessary duplication as part of the operational integration of the Globe Telecom-Innove wireless networks. The shutdown necessitated recognition of losses on retirement of property and equipment of (Peso)2.20 billion.

In 2003, Innove entered into a sale and purchase agreement with PCI Leasing and Finance, Inc. (PCILF) covering the sale of condominium units and parking lots to Innove for (Peso)471.78 million ($8.49 million).

8.	Deferred Charges and Others

This account consists of:

	2001 (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Revaluation of foreign currency swaps and unamortized forward premiums - net	(Peso)	647,359	(Peso)	1,200,436	(Peso)	1,631,758	$29,355
Debt issuance costs - net		223,945		400,625		316,428	5,693
Others		2,165		740		3,870	70

	(Peso)	873,469	(Peso)	1,601,801	(Peso)	1,952,056	$35,118

The Globe Group adopted SFAS 38/IAS 38, Intangible Assets, effective January 1, 2003. As a result of the adoption, the Globe Group charged its unamortized preoperating expenses as of January 1, 2003 to its beginning retained earnings. Previously, such expenses were deferred and amortized over ten years from the start of commercial operations of the related projects. The change in accounting policy has been accounted for retroactively and the comparative consolidated financial statements have been restated to conform with the benchmark treatment of a change in accounting policy. The change increased consolidated net income by (Peso)73.60 million ($1.32 million), net of related tax of (Peso)31.31 million ($0.56 million), for the years ended December 31, 2001, 2002 and 2003, representing the amortization that would have been charged for these periods. Retained earnings as of January 1, 2003 have been reduced by (Peso)242.21 million ($4.36 million) (net of related deferred income tax of (Peso)104.83 million ($1.89 million)), consisting of unamortized preoperating expenses as of adoption date.

9.	Miscellaneous Deposits and Investments

This account consists of:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Investments in shares of stock carried at equity:
Acquisition cost:
Balance at beginning of year
GTHI	(Peso)	98	(Peso)	98	(Peso)	98	$2
PTL		12,366		12,366		12,366	222

Balance at end of year		12,464		12,464		12,464	224

Accumulated equity in net earnings:
Balance at beginning of year		20,798		23,522		24,219	436
Equity in net earnings (losses) of GTHI for the year		2,724		697		(3,941)	(71)

Balance at end of year		23,522		24,219		20,278	365

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
	(Peso)	35,986	(Peso)	36,683	(Peso)	32,742	$589
Less allowance for decline in value of investment in PTL		32,415		32,415		32,415	583

Carrying values at end of the year:
GTHI		3,571		4,268		327	6
PTL		—		—		—	—

		3,571		4,268		327	6

Investments in shares of stock carried at cost:
C2C Holdings Pte. Ltd. (C2C Holdings)		—		894,551		894,551	16,093
Others		46,343		46,821		47,345	852

		46,343		941,372		941,896	16,945

Less allowance for impairment of investments:
C2C Holdings		—		—		894,551	16,093
Others		—		—		12,132	218

Carrying values at end of year:
C2C Holdings		—		894,551		—	—
Others		46,343		46,821		35,213	633

		46,343		941,372		35,213	633

Total investments in shares of stock		49,914		945,640		35,540	639
Investments in ROP bonds and DLPN (see Note 22)		—		—		692,187	12,453
Miscellaneous deposits and others		1,043,983		1,144,843		713,157	12,830

	(Peso)	1,093,897	(Peso)	2,090,483	(Peso)	1,440,884	$25,922

Equity in net earnings (losses) for the year is shown as “Equity in net earnings (losses) of investee company” account in the consolidated statements of income.

Investment in GTHI (see Note 15)

GTHI is a special purpose vehicle owned 32.67% each by Globe Telecom and AC, 33% by STI and 1.66% by its directors and officers. It has undertaken not to conduct any business other than in connection with the issuance, offering and sale of Philippine Deposit Receipts (PDR), the performance of its obligations under the PDRs and the acquisition and holding of shares with respect to which PDRs were issued. On December 26, 2002, GTHI, having completed and concluded its only business activity, filed with the Philippine SEC a request for the revocation of its permit to sell PDRs. On October 23, 2003, GTHI filed its application as a formal Petition for Revocation of Registration of Securities and Certificate of Permit to Sell Securities in accordance with the Philippine SEC’s new rule. The Philippine SEC authorized the publication of the notice of petition and the publication was made on November 13, 2003. On December 8, 2003, the Philippine SEC approved the revocation of the Order of Registration and Certificate of Permit to Sell Securities to the Public issued to GTHI.

Investment in PTL

On October 19, 2000, the Board of Directors (BOD) approved a resolution to seek the dissolution of PTL and the termination of Globe Telecom’s Limited Liability Agreement with Pacific Gateway Exchange (PGE) and other agreements with PGE and/or PTL. On January 17, 2001, PGE gave its consent to the dissolution of PTL. The dissolution has not been effected in order to enable PTL to file its Proof of Claim against PGE before the United States (U.S.) Bankruptcy Court, District Court of California (San Francisco Division) to recover $5.39 million in receivables from PGE. The Proof of Claim was filed on May 11, 2001. Proceedings before the U.S. Bankruptcy Court remain pending.

Investment in C2C Holdings

Innove has a 4.25% ownership in C2C Holdings consisting of 20 million Class A shares at an acquisition cost of $17.26 million. C2C Holdings is the holding company for the equity investments of all the cable landing parties in C2C Pte. Ltd. (C2C).

C2C is a private cable company with a network reaching 17,000 kilometers that links China, Hong Kong, Japan, Singapore, South Korea, Taiwan, the Philippines and the U.S. The C2C cable network started full commercial operations in March 2002.

In 2003, Innove recognized a full provision for its equity investment in C2C Holdings amounting to (Peso)894.55 million ($16.09 million) (or (Peso)5.99 ($0.11) on a per share basis). The provision was made following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the cable network assets of C2C until the end of its economic useful lives and after considering the increased potential risk to restructuring of C2C’s debt. This considered an independent market study commissioned to revalidate the bandwidth market potential and its effect on C2C Holdings.

Aside from Innove’s equity stake in C2C Holdings, Globe Telecom has separately purchased capacity on the C2C cable network and has invested in a cable landing station located in Nasugbu, Batangas.

Notwithstanding Innove’s full provision against the equity investment in the holding company, Globe Telecom recognizes the long-term benefits of its purchased capacity in the C2C cable network and its investment in the cable landing station (see Note 7). Aside from servicing the network requirements of the fixed line and data businesses of the Globe Group (see Note 3), Globe Telecom has started benefiting from savings on lower bandwidth costs.

10.	Accounts Payable and Accrued Expenses

This account consists of:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Traffic settlements payable (see Notes 14 and 22)	(Peso)	6,030,112	(Peso)	6,654,841	(Peso)	11,243,955	$202,280
Accrued expenses (see Notes 14 and 22)		4,763,773		4,891,872		4,862,918	87,485
Accounts payable (see Notes 14 and 22)		5,891,669		4,660,782		4,574,560	82,297
Accrued project costs (see Note 19c)		2,628,790		3,805,166		3,003,053	54,025
Provisions		412,469		635,822		793,066	14,267
Dividends payable (see Note 15)		47,071		108,072		67,957	1,223
Accrual for restructuring costs (see Note 3)		—		201,661		19,447	350
Trust receipts payable		902,701		—		—	—

	(Peso)	20,676,585	(Peso)	20,958,216	(Peso)	24,564,956	$441,927

Provisions relate to various pending regulatory claims and assessments. The information usually required by SFAS 37/IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice the outcome of these claims and assessments. The provisions include the Globe Group’s provisions for wireless and wireline business amounting to (Peso)295.21 million, (Peso)518.56 million and (Peso)675.80 million ($12.16 million) as of December 31, 2001, 2002 and 2003, respectively. The Globe Group recognized provisions amounting to (Peso)157.24 million ($2.83 million), net of reversals amounting to (Peso)116.48 million ($2.10 million), for the year ended December 31, 2003. As of January 29, 2004, these matters are still being resolved.

The balance of the provisions also includes Innove’s provision relating to NTC permit fees amounting to (Peso)117.26 million ($2.11 million), which were assessed by the NTC on March 27, 1996 required under Section 40 (g) of the Public Service Act. Innove, together with other telecommunications companies, particularly the members of the Telecommunications Operators of the Philippines, have disputed the assessed permit fees. Innove has retained these provisions pending the resolution of the ongoing Supreme Court (SC) case on the matter. The expected timing of the settlement of the permit fees cannot be anticipated pending resolution of these matters.

As of December 31, 2003, the balance of accrual for restructuring costs related to the network integration of Innove amounted to (Peso)19.45 million ($0.35 million). Payments of (Peso)68.86 million ($1.24 million) were made in 2003 to various lessors to settle the preterminations of site leases. As of December 31, 2003, Innove has substantially completed the equipment deinstallation activities as well as the lease preterminations which involved negotiations with the lessors. The related costs incurred were lower than the estimated costs provided for in 2002. Accordingly, the excess provision amounting to (Peso)113.35 million ($2.04 million) (or (Peso)0.76 ($0.01) on a per share basis) was reversed in 2003.

11.	Notes Payable

Globe Telecom’s notes payable consist of short-term unsecured notes payable to suppliers, local and foreign banks with interest rates as follows:

	2001	2002	2003
Peso-denominated	10.97% to 20.23%	6.44% to 15.18%	—
Dollar-denominated	3.35% to 10.50%	3.10% to 7.56%	—

The Globe Group has no outstanding notes payable as of December 31, 2003.

12.	Long-term Debt

This account consists of:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
2012 Senior Notes	(Peso)	—	(Peso)	10,650,800	(Peso)	11,117,200	$200,000
2009 Senior Notes		11,371,800		11,715,880		9,705,872	174,610
Corporate notes		1,315,000		3,665,000		3,665,000	65,934
Suppliers’ credits		2,803,519		2,268,613		1,314,024	23,640
Banks:
Foreign		24,437,846		26,966,070		25,556,947	459,773
Local		2,652,096		3,307,888		4,772,692	85,861
Due to an affiliate (see Note 14)		1,550,700		—		—	—

		44,130,961		58,574,251		56,131,735	1,009,818
Less current portion		6,684,741		7,430,233		9,022,535	162,317

	(Peso)	37,446,220	(Peso)	51,144,018	(Peso)	47,109,200	$847,501

The following table presents the maturities of long-term debt as of December 31, 2003 (in thousand pesos and U.S. dollars) (see Note 27):

Due in:
2004	(Peso)	9,022,535	$162,317
2005		7,983,064	143,616
2006		8,780,470	157,962
2007		5,997,447	107,895
2008 and thereafter		24,348,219	438,028

	(Peso)	56,131,735	$1,009,818

The interest rates and maturities of the foregoing loans follow:

	Maturities	Interest Rates
2012 Senior Notes	2012	9.75%
2009 Senior Notes	2009	13.00%
Corporate notes	2004-2012	11.39% to 16.00% in 2001 6.88% to 16.00% in 2002 7.14% to 16.00% in 2003
Suppliers’ credits	2004-2007	3.48% to 11.75% in 2001 1.23% to 11.75% in 2002 1.06% to 13.96% in 2003
Banks:
Foreign	2004-2008	2.52% to 9.90% in 2001 1.76% to 7.35% in 2002 1.18% to 7.35% in 2003
Local	2004-2008	6.99% to 16.00% in 2001 4.57% to 14.55% in 2002 7.56% to 12.52% in 2003

Long-term debt as of December 31, 2002 amounting to (Peso)3,852.00 million was secured by chattel mortgages on certain property and equipment. On February 28, 2003, the secured lenders approved the release of chattel mortgages. Documentation of the release is still being completed as of January 29, 2004.

The loan agreements with suppliers, banks and other financial institutions provide certain restrictions with respect to, among others, maintenance of certain financial ratios and percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

Senior Notes

Pertinent terms of Globe Telecom’s Senior Notes follow:

	2009 Senior Notes	2012 Senior Notes
Date of issue	August 6, 1999	April 4, 2002

Maturity	August 1, 2009	April 12, 2012

Interest rate	13.00% p.a.	9.75% p.a.

Interest payments	Semi-annual in arrears on February 1 and August 1 of each year. Interest accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.	Semi-annual in arrears on April 15 and October 15 of each year. Interest accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Eligible holders	Bondholders of record on January 15 or July 15 immediately preceding each interest payment date	Bondholders of record on April 1 or October 1 immediately preceding each interest payment date

The registration statement (Form F-4) for the 2009 and 2012 Senior Notes were declared effective by the U.S. SEC on November 9, 2000 and June 28, 2002, respectively.

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

	2009 Senior Notes		2012 Senior Notes
Redemption date	On or after August 1, 2004		On or after April 15, 2007
Redemption price	2004	106.500%	2007	104.875%
	2005	104.333%	2008	103.250%
	2006	102.167%	2009	101.625%
	2007 and thereafter	100.000%	2010 and thereafter	100.000%

Prior to April 15, 2005, Globe Telecom, upon not less than 30 nor more than 60 days’ prior notice, may redeem the 2012 Senior Notes up to a maximum of 33 1/3% of the original aggregate principal amount of the Notes, with the proceeds of one or more Public Equity Offerings or from a Strategic Equity Investment at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 66 2/3% of the original aggregate principal amount of the Senior Notes remains outstanding. Any such redemption shall be made within 75 days of such Public Equity Offering or Strategic Equity Investment, as applicable. The 2012 Senior Notes are also redeemable at the option of Globe Telecom at any time in whole at the price specified in the event of certain changes relating to Philippine taxation.

Globe Telecom has expressed its intention to exercise its call option on the 2009 Senior Notes in August 2004. As of December 31, 2003, Globe Telecom has redeemed $45.39 million of the 2009 Senior Notes.

Exchange Offer

Globe Telecom exchanged all Original Notes that were validly tendered and not validly withdrawn before the expiration dates for the Exchange Offer indicated below. The terms of the New Notes are substantially identical to the Original Notes, except that the New Notes have been registered under the U.S. Securities Act of 1933, as amended, and the transfer restrictions under the U.S. law and registration rights relating to the Original Notes do not apply to the New Notes.

	2009 Senior Notes	2012 Senior Notes
Exchange offer	Commenced on December 27, 2000 and ended on February 16, 2001	Commenced on July 5, 2002 and ended on September 9, 2002 with $199,891,000 9.75% Original Notes validly exchanged and the balance of $109,000 remains outstanding as of December 31, 2003

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

Globe Telecom has obtained the requisite consent from the lenders to exclude the refinancing portion of the 2009 Senior Notes from its calculations of debt service covenant ratios.

Consent Solicitation

On October 7, 2002, Globe Telecom solicited consents from holders of its 2009 Senior Notes to amend the indenture under which the 2009 Senior Notes were issued in August 1999. On

October 21, 2002, Globe Telecom obtained the requisite consents from the holders of the 2009 Senior Notes. The proposed amendments conformed certain terms and covenants contained in the indenture for the 2009 Senior Notes with the terms and covenants in the indenture for the 2012 Senior Notes which were issued in April 2002.

Suppliers’ Credits

The Globe Group’s suppliers’ credits accrue interests that are either fixed or based on U.S. Dollar London Interbank Offered Rate (USD LIBOR) plus margins.

Corporate Notes and Bank Loans

Globe Telecom’s corporate notes, which consist of fixed and floating rate notes and peso-denominated bank loans, bear interest at stipulated and prevailing market rates. The U.S. dollar-denominated loans extended by commercial banks bear interest based on USD LIBOR or Commercial Interest Reference Rate (CIRR) plus margins.

On December 12, 2003, the Philippine SEC approved Globe Telecom’s application to issue (Peso)2.70 billion ($48.57 million) retail bonds with three-year and five-year maturities.

13.	Other Long-term Liabilities

This account consists of:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Other long-term liabilities (see Note 14c)	(Peso)	2,561,051	(Peso)	2,603,683	(Peso)	2,651,816	$47,707
Less current portion		—		190,074		257,880	4,639

	(Peso)	2,561,051	(Peso)	2,413,609	(Peso)	2,393,936	$43,068

The maturities of the other long-term liabilities as of December 31, 2003 follow (in thousand pesos and U.S. dollars):

Due in:
2004	(Peso)	257,880	$4,639
2005		215,920	3,885
2006		213,572	3,842
2007		213,572	3,842
2008 and thereafter		1,750,872	31,499

	(Peso)	2,651,816	$47,707

14.	Related Party Transactions

Globe Telecom and Innove, in their regular conduct of business, enter into transactions with their principal shareholders and certain affiliates. These transactions, which are accounted for at market prices normally charged to unaffiliated customers for similar goods and services, include the following:

Globe Telecom

(a)	Globe Telecom has interconnection agreements with DT and ST. Transactions with DT for the years ended December 31, 2001, 2002 and 2003 were not material. The details of interconnection toll income earned and net traffic receivable balance due from ST arising from these transactions as of and for the years ended December 31 follow:

	2001	2002	2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Interconnection toll income	(Peso)242,609	(Peso)1,437,494	(Peso)	2,239,630	$40,291
Net traffic receivable	213,524	736,665		548,395	9,866

(b)	Globe Telecom and STI have a technical assistance agreement whereby STI will provide consultancy and advisory services, including those with respect to the construction and operation of Globe Telecom’s networks and communication services, equipment procurement and personnel services. In addition, Globe Telecom has software development, supply, license and support arrangements, lease of cable facilities, maintenance and restoration costs and other transactions with STI.

The details of fees incurred under these agreements for the years ended December 31 follow:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Technical assistance fee	(Peso)	89,620	(Peso)	63,420	(Peso)	78,095	$1,405
Software development, supply, license and support fees		70,736		98,860		56,316	1,013
Lease of cable facilities, maintenance and restoration costs and other transactions		48,857		50,679		54,026	972

The net outstanding balances due to STI arising from these transactions as of December 31 follow:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Technical assistance	(Peso)	50,848	(Peso)	64,018	(Peso)	16,895	$304
Software development, supply, license and support		—		19,503		13,756	247
Lease of cable facilities, maintenance and restoration costs and other transactions		15,273		—		14,193	255

(c)	In 2001, Globe Telecom signed a cable equipment supply agreement with C2C, an affiliate of ST. As of December 31, 2003, the equipment purchased under this agreement amounted to (Peso)2,785.40 million ($50.11 million) and was included as part of the “Property and equipment” account in the consolidated balance sheets.

In March 2002, Globe Telecom entered into an equipment lease agreement for the same equipment obtained from C2C with GB21 (Hong Kong) Limited (GB21). Subsequently, GB21, in consideration of C2C’s agreement to assume all payment obligations pursuant to the lease agreement, assigned all its rights, obligations and interest in the equipment lease agreement to C2C. As a result of the said assignment of the receivables and payables by GB21 and C2C under the two agreements, the remaining liability of Globe Telecom to C2C for the cable supply agreement amounted to (Peso)2,561.05 million, (Peso)2,518.48 million and (Peso)2,430.36 million ($43.72 million) as of December 31, 2001, 2002 and 2003, respectively, which were shown as “Other long-term liabilities” in the consolidated balance sheets.

Globe Telecom entered into agreements with C2C for the purchase of IRUs in the C2C and Japan-US Cable Networks. As of December 31, 2003, the aggregate cost of capacity purchased from C2C amounted to (Peso)1,133.86 million ($20.40 million) and was included as part of “Property and equipment” account in the consolidated balance sheets.

In July 2002, Globe Telecom received advance service fees from C2C amounting to $1.60 million which will be offset against its share in the operations and maintenance costs of the cable landing facilities of Globe Telecom pursuant to a landing party agreement entered into by both parties in August 2000. Also, in January 2003, Globe Telecom received advance lease payments from C2C for its cable landing station facilities amounting to $4.11 million. As of December 31, 2003, the parties have yet to finalize the terms of their definitive agreements on these matters. Pending finalization of the terms of such definitive agreements, the parties have agreed on a lease amortization schedule and application of a portion of the advance service fees for C2C’s share in the 2002 operations and maintenance costs of the cable landing facilities. Accordingly, Globe Telecom recognized service fees of (Peso)42.33 million ($0.76 million) and lease income of (Peso)51.00 million ($0.92 million) for the year ended December 31, 2003. As of December 31, 2003, the current and non-current portion of the said advances amounting to (Peso)59.48 million ($1.07 million) and (Peso)161.97 million ($2.91 million), respectively, are shown as part of “Other long-term liabilities” account in the consolidated balance sheets.

(d)	Globe Telecom reimburses AC for certain operating expenses. The net outstanding payable and transactions with AC as of and for the years ended December 31, 2001, 2002 and 2003 were not material.

Innove

(a)	Innove obtained a total of $30 million emergency loan from DT which bears interest at the 6-month USD LIBOR plus 2%, and payable on July 31, 2001. The repayment dates were extended to July 1, 2002 for the first $15 million and June 30, 2003 for the second $15 million, and the interest rate basis was changed to one year USD LIBOR. The total amount of $30 million loan was fully paid in July and November 2002.

(b)	Innove and DT entered into a Technical Assistance Agreement (Agreement) whereby DT will provide technical advisory services for a fee. DT subsequently assigned all its rights, title, interests, duties and obligations in the Agreement to Consultancy by Technicus Corporation with the conformity of Innove. On August 12, 2002, the Agreement was extended from December 31, 2002 to December 31, 2003, with no other changes in the original provisions. Technical fees charged to operations amounted to (Peso)43.40 million, (Peso)9.90 million and (Peso)0.64 million ($0.01 million) for the years ended December 31, 2001, 2002 and 2003, respectively. The outstanding balance of (Peso)4.40 million, (Peso)4.98 million and (Peso)2.90 million ($0.05 million) as of December 31, 2001, 2002 and 2003, respectively, are included under “Accounts payable and accrued expenses” in the consolidated balance sheets.

Interconnection Income

Innove has interconnection agreements with DT and ST. There was no interconnection toll income earned from DT and ST for the year ended December 31, 2003. Interconnection toll income from DT and ST earned for the year ended December 31, 2002 amounted to (Peso)0.98 million and (Peso)0.91 million, respectively.

The related net traffic receivable as of December 31, 2002 due from DT amounted to (Peso)0.13 million and none for December 31, 2003. There were no traffic receivable due from ST as of December 31, 2002 and 2003.

Effective October 20, 2003, DT divested its shareholdings in Globe Telecom and is no longer a related party (see Note 15).

The summary of outstanding balances resulting from transactions with related parties follows:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S Dollars) (Note 27)
Traffic settlements receivable (included in Receivables) (see Note 4)	(Peso)	511,849	(Peso)	812,702	(Peso)	596,007	$10,722
Traffic settlements payable (included in Accounts payable and accrued expenses) (see Note 10)		288,688		76,978		46,568	838
Accounts payable (included in Accounts payable and accrued expenses) (see Note 10)		70,521		88,501		47,744	859
Long-term debt (see Note 12)		1,550,700		—		—	—
Other long-term liabilities (see Note 13)		2,561,051		2,603,683		2,651,816	47,707

15.	Stockholders’ Equity

Globe Telecom’s capital stock consists of:

	2001			2002			2003
	Shares	Amount		Shares	Amount		Shares	Amount
	(In Thousand Pesos, U.S. Dollars and Number of Shares, Except Per Share Figures) (Note 27)
Preferred stock Series “A” - (Peso)5 per share
Authorized	250,000	(Peso)	1,250,000	250,000	(Peso)	1,250,000	250,000	(Peso)	1,250,000	$22,488
Issued and outstanding	158,515		792,575	158,515		792,575	158,515		792,575	14,259
Common stock - (Peso)50 per share
Authorized	200,000		10,000,000	200,000		10,000,000	200,000		10,000,000	179,901
Issued and subscribed	121,097		6,054,872	151,905		7,595,272	151,905		7,595,272	136,640
Outstanding	118,559		5,927,967	151,905		7,595,272	139,904		6,995,200	125,845

A reconciliation of the number of shares of common stock outstanding follows:

	2001	2002	2003
	(In Thousand Number of Shares)
Balance at beginning of year	73,121	118,559	151,905
Purchase of treasury stock	—	—	(12,001)
25% stock dividends	—	30,380	—
Issuance	45,438	2,966	—

Balance at end of year	118,559	151,905	139,904

On March 5, 2001, Globe Telecom’s BOD approved the creation of new 20 million series “B” preferred shares with a par value of (Peso)50 per share by further increasing the authorized capital stock from (Peso)11.25 billion to (Peso)12.25 billion. The BOD also approved the issuance of new 16 million common shares in one or more offerings (other than rights issues) or private placements and to exclude such new issues of common shares from the preemptive rights of the existing shareholders. On April 2, 2001, the stockholders approved the above proposals to issue series “B” preferred shares, to issue the 16 million new common shares, and to exclude the shares from the shareholders’ preemptive rights. The issuance of series “B” preferred shares had been put on hold and there were no developments as of January 29, 2004 leading to its authorization and issuance.

In May 2001, AC, STI and DT pledged equity infusion of $155 million to Innove in accordance with the Agreement to Subscribe (Agreement). Under this Agreement, the equity funding shall be provided to Globe Telecom specifically as a pass-through equity for Globe Telecom to invest in Innove to fund the latter’s capital and operating requirements. In accordance with such Agreement, Globe Telecom received (Peso)7,907.25 million ($155 million) in 2001 which was recorded as Deposits on Subscriptions-Common. These were applied to the conversion of 10,273,534 warrants at an exercise price of (Peso)164.50 and the balance to the subscription of an additional 8,855,476 common shares. As of December 31, 2002, Globe Telecom had infused the full amount of (Peso)8,125.60 million ($155 million) to Innove.

On December 19, 2001, the Philippine SEC issued its Resolution No. 733 confirming that the proposed issuance of 8,855,476 common shares to AC, STI and DTA is exempt from the registration requirements of the Securities Regulation Code. On February 27, 2002, PSE approved the listing of the additional 8,855,476 common shares of Globe Telecom.

Treasury Shares

In October 2003, DTA sold its 24.8% equity ownership in Globe Telecom as follows: (1) to AC at 10.04 million shares; (2) to STI at 15.64 million shares; and (3) to Globe Telecom at 12.00 million shares. As of December 31, 2003, the effective ownership share of AC (inclusive of shares held by its wholly-owned subsidiary) and STI became 40% each. The acquisition by Globe Telecom of its own common shares of stock decreased (1) the outstanding shares of stock by 12.00 million shares and (2) the stockholders’ equity by (Peso)8.19 billion ($0.15 million), representing the total consideration for the 12.00 million shares at (Peso)680 ($12.23) per share and incidental costs associated to the acquisition.

Preferred Shares

Preferred stock series “A” has the following features:

(a)	Convertible to one common share after 10 years from issue date at not less than the prevailing market price of the common stock less the par value of the preferred shares;

(b)	Cumulative and non-participating;

(c)	Floating rate dividend (set at MART 1 plus 2% average for a 12-month period);

(d)	Issued at (Peso)5 par;

(e)	With voting rights;

(f)	Globe Telecom has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and,

(g)	Preferences as to dividend in the event of liquidation.

Preferred “A” shares were listed on June 29, 2001 with the PSE.

Globe Telecom’s BOD approved the declaration of dividends amounting to (Peso)47.07 million ((Peso)0.30 per share), (Peso)64.00 million ((Peso)0.40 per share) and (Peso)67.96 million ($1.22 million) ((Peso)0.43 ($0.01) per share) in 2001, 2002 and 2003, respectively, payable to series “A” convertible preferred shareholders. In 2003, Globe Telecom fully paid its remaining dividends payable of (Peso)108.07 million ($1.94 million) as of December 31, 2002, including dividends declared in 2001 amounting to (Peso)44.07 million, net of (Peso)3.00 million paid in 2002.

Philippine Deposit Receipts (PDRs)

On July 21, 2000, GTHI filed with the Philippine SEC a registration statement for the offering of up to 12.00 million PDRs. The PDRs are backed by Globe Telecom’s common shares as underlying security. On September 13, 2000, the PSE approved the application of Globe Telecom to list an additional 12.00 million unclassified common shares as underlying shares for the PDRs to be issued by GTHI and the application to list up to 29,623,662 PDRs. A total of 4,430,557 PDRs from the initial exchange offer, 6,409,794 PDRs from initial global offer and 1,529,304 PDRs from the subsequent exchange offer were issued. The holder of each PDR, upon payment of the exercise price of (Peso)0.10 and subject to certain other conditions, is entitled to delivery of one Globe Telecom common share or the sale and delivery of the proceeds from such sale of one Globe Telecom common share. For as long as the PDRs are not exercised, the underlying common shares are owned by and registered in the name of GTHI and all rights pertaining to these shares, including voting rights, shall be exercised by GTHI. As of December 31, 2002, a total of 4,429,741 PDRs from the initial exchange offer, 6,409,644 PDRs from initial global offer and 1,521,507 PDRs from the subsequent exchange offer have been exercised.

On December 26, 2002, GTHI having completed and concluded its only business activity, filed with the Philippine SEC a request for the revocation of its permit to sell PDRs. On October 23, 2003, the company filed its application as a formal Petition for Revocation of Registration of Securities and Certificate of Permit to Sell Securities in accordance with the Philippine SEC’s new rule. The Philippine SEC authorized the publication of the notice of petition and the publication was made on November 13, 2003. On December 8, 2003, the Philippine SEC approved the revocation of the Order of Registration and Certificate of Permit to Sell Securities to the Public issued to GTHI.

Stock Rights and Warrants

In 1997, the BOD approved the offering of 1,120,757,933 Class A and 720,579,453 Class B (before reverse stock split) shares to all shareholders for subscription in the exercise of their preemptive rights at the offer price of (Peso)3.29 per share, and at a rate of one stock right for every 0.39652622846 share outstanding in Globe Telecom’s books as of December 17, 1997 subject to the rules of the Philippine SEC and the PSE. The stock rights carried detachable warrants at a ratio of one warrant for every 1.5 rights shares subscribed or 747,171,955 for Class A and 480,386,302 for Class B warrants. The warrants can be exercised at the offer price of (Peso)3.29 per share, and at a rate of one share for every warrant six months after full payment of the rights shares. Warrant holders were given until January 28, 2002 to exercise their warrants. The number of warrants exercised as of January 28, 2002 after reverse stock split totaled 24,539,463 with an adjusted exercise offer price of (Peso)164.50 per share. There were no new stock rights or warrants issued in 2003.

Stock Option Plan

Globe Telecom has three stock-based compensation plans. The number of shares allocated under the plans shall not exceed the aggregate equivalent of 6% of the authorized capital stock or up to 12 million common shares.

The Employees Stock Ownership Plan (ESOWN) for all regular employees (granted in 1998 and 1999) and the Executive Stock Option Plan 1 (ESOP1) for key senior executives (granted in 1998 and 2000) provide for an initial subscription price for shares subject of each option granted equivalent to 85% of the initial offer price. Any subsequent subscription for the ESOP1 shall be for a price equivalent to 85% of the average closing price for the month prior to the month of eligibility. The qualified officers and employees shall pay for the shares subscribed under the ESOP1 and ESOWN through installments over maximum periods of ten years and five years, respectively. The shares of stock have a holding period of five years and the employees must remain with Globe Telecom or its affiliates over such period. The plans also provide restrictions on sale or assignment of shares for five years from date of subscription. As of December 31, 2003, exercised shares under ESOP1 totaled 1,712,133 shares with a weighted average exercise price of (Peso)196.75 ($3.54) a share while options exercisable totaled 4,582 after reverse stock split, with an adjusted weighted average exercise price of (Peso)477.50 ($8.59) a share.

On April 4, 2003, Globe Telecom granted additional stock options to key executives and senior management personnel of the Globe Group under the Executive Stock Option Plan 2 (ESOP2). It required the grantees to pay a nonrefundable option purchase price of (Peso)1,000 until June 30, 2003, which is the closing date for the acceptance of the offer. As of December 31, 2003, a total of 639,200 stock options were granted to key executives and senior management personnel. ESOP2 provides for an exercise price of (Peso)547 ($9.84), which is the average quoted market price of the last 20 trading days preceding April 4, 2003. Fifty percent of the options become exercisable from April 4, 2005 to April 4, 2013, while the remaining fifty percent become exercisable from April 4, 2006 to April 4, 2013. In order to avail of the privilege, the grantees must remain with Globe Telecom or its affiliates from grant date up to the beginning of the exercise period of the corresponding shares.

A summary of the Parent Company’s stock option activity and related information for the years ended December 31 follows:

	2001			2002			2003
	Number of Shares	Weighted- Average Exercise Price		Number of Shares	Weighted- Average Exercise Price		Number of Shares	Weighted- Average Exercise Price
Outstanding, January 1 (ESOP1 and ESOWN)	4,582	(Peso)	477.50	4,582	(Peso)	477.50	4,582	(Peso)	477.50
Granted (ESOP2)	—		—	—		—	639,200		547.00

Outstanding, December 31	4,582	(Peso)	477.50	4,582	(Peso)	477.50	643,782	(Peso)	546.51

Exercisable, December 31 (ESOP1 and ESOWN)	4,582	(Peso)	477.50	4,582	(Peso)	477.50	4,582	(Peso)	477.50

There were no options exercised or forfeited for the years ended December 31, 2001, 2002 and 2003.

Stock Dividends

On January 29, 2002, Globe Telecom’s BOD approved the declaration of a 25% stock dividend payable to all common stockholders of record as of April 30, 2002. The stock dividends declaration was approved by Globe Telecom’s stockholders on April 11, 2002 and approved by the Philippine SEC in June 2002. A total of 30,379,672 additional common shares were issued in June 2002 as payment for the said stock dividends. The stock dividends were issued at par out of additional paid-in capital.

Cash Dividends

On April 1, 2003, the BOD of Globe Telecom approved the declaration of cash dividends of (Peso)2.13 billion ($38.26 million) ((Peso)14.00 ($0.25) per share) to common stockholders of record as of April 21, 2003. Globe Telecom paid the cash dividends on May 6, 2003.

Restriction on Retained Earnings

As of December 31, 2003, Globe Telecom’s retained earnings is restricted to the extent of the acquisition cost of the treasury shares amounting to (Peso)8,192.77 million ($147.39 million).

16.	Pension Plan

Globe Telecom

Globe Telecom has a funded, noncontributory, defined benefit pension plan covering substantially all of its regular employees. The benefits are based on years of service and compensation on the last year of employment. Unrealized past service costs are amortized over the expected average future service years of plan members estimated to be 20 years. Total pension expense amounted to (Peso)90.07 million, (Peso)96.94 million and (Peso)111.54 million ($2.01 million) for the years ended December 31, 2001, 2002 and 2003, respectively. Based on the latest actuarial valuation as of October 1, 2003, the actuarial accrued liability amounted to (Peso)545.27 million ($9.81 million) and the fair value of the plan assets amounted to (Peso)569.06 million ($10.24 million), resulting in an overfunding of (Peso)23.79 million ($0.43 million). The principal actuarial assumptions used to determine pension benefits included salary increase rate of 8% and investment yield rate of 10% per annum which are based on average historical and projected normal rates. Globe Telecom’s annual contribution to the pension plan consists of a payment covering the current service cost for the year plus a payment toward funding the actuarial accrued liability.

Innove

Innove has a funded, noncontributory, defined benefit pension plan covering substantially all of its regular employees. Pension expense amounted to (Peso)20.70 million, (Peso)4.38 million and (Peso)8.42 million ($0.15 million) for the years ended December 31, 2001, 2002 and 2003, respectively. Based on the actuarial valuation as of October 1, 2003 computed using the projected unit credit method, the actuarial accrued liability amounted to (Peso)223.30 million ($4.02 million) and the fair value of plan assets amounted to 200.89 million ($3.61 million). The principal actuarial assumptions used to determine benefits includes a salary increase rate of 8% and an investment yield rate of 10% per annum which are based on the average historical and projected normal rates. Innove’s annual contribution to the pension plan consists of a payment covering the current service cost for the year plus a payment toward funding the actuarial accrued liability.

In 2003, Innove implemented a separation program. As of December 31, 2003, there were 81 employees who availed of the program at a total cost of (Peso)11.55 million ($0.21 million). Innove’s separation program constitutes a curtailment. A curtailment occurs when there is a significant reduction in the number of employees covered by a plan or when an element of future service in respect of existing employees will no longer qualify for benefits. Accordingly, resulting loss from the curtailment amounting to (Peso)2.30 million ($0.04 million) for the year ended December 31, 2003 was offset against pension benefit cost in the period in which the curtailment occurred.

17.	Operating Costs and Expenses

This account consists of:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Cost of sales	(Peso)	8,559,399	(Peso)	6,678,570	(Peso)	6,213,683	$111,785
Services and others		2,256,547		2,104,198		3,387,776	60,947
Selling, advertising and promotions		1,716,944		2,070,141		3,119,264	56,116
Staff costs		1,969,146		2,348,833		2,471,312	44,459
Repairs and maintenance		1,113,578		1,480,133		1,779,154	32,007
Rent (see Note 19b)		1,678,031		2,056,727		1,604,418	28,864
Utilities, supplies and other administrative expenses		821,042		1,277,093		1,545,426	27,802
Entertainment, amusement and representation (EAR)		32,789		31,995		10,065	181

	(Peso)	18,147,476	(Peso)	18,047,690	(Peso)	20,131,098	$362,161

Number of employees at end of year		3,887		3,931		4,186	4,186

Cost of sales represents mainly cost of handsets, phonekits, simpacks, and accessories. Services and others include mainly professional and management fees, costs of security and other contractual services and taxes and licenses.

Revenue Regulations No. 10-2002 defines expenses to be classified as EAR expenses and sets a limit for the amount that is deductible for tax purposes. EAR expenses are limited to 0.5% of net sales for sellers of goods or properties or 1% of net revenue for sellers of services. For sellers of both goods or properties and services, an apportionment formula is used in determining the ceiling on such expenses.

18.	Income Taxes

The significant components of the deferred income tax assets and liabilities represent the deferred income tax effects of the following:

	2001 (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Current:
Deferred tax assets on:
Unearned revenues and advances already subjected to income tax	(Peso)	—	(Peso)	905,600	(Peso)	1,293,579	$23,272
MCIT		42,593		164,185		260,959	4,695
Net unrealized foreign exchange losses		114,353		133,840		244,744	4,403
Deferred charges		262,984		199,476		147,744	2,658
NOLCO		2,217,790		1,293,206		106,021	1,907
Provision for restructuring costs on network integration		4,523		64,531		6,223	112
Allowance for:
Doubtful accounts		1,333,308		1,279,316		1,317,680	23,705
Other probable losses		255,067		172,973		230,146	4,140
Inventory losses, obsolescence and market decline		56,702		48,789		43,749	787
Impairment in value of investment in shares of stock		10,373		10,373		10,373	187

		4,297,693		4,272,289		3,661,218	65,866
Less valuation allowance		3,308,594		3,300,009		1,216,421	21,884

Net current deferred tax assets	(Peso)	989,099	(Peso)	972,280	(Peso)	2,444,797	$43,982

Noncurrent:
Deferred tax assets on:
Unearned revenues and advances already subjected to income tax	(Peso)	—	(Peso)	754,667	(Peso)	754,667	$13,577
Allowance for probable losses on property and equipment		63,952		187,753		172,572	3,105
Unamortized pension cost		96,845		95,458		35,145	632

		160,797		1,037,878		962,384	17,314
Less valuation allowance		46,711		834,621		841,833	15,145

		114,086		203,257		120,551	2,169

	2001 (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Deferred tax liabilities on:
Excess of accumulated depreciation of certain equipment for tax purposes (a) over financial reporting purposes (b)	(Peso)	1,625,074	(Peso)	2,390,563	(Peso)	3,149,447	$56,659
Capitalized borrowing costs already claimed as deduction for tax purposes		825,435		1,028,279		1,229,481	22,119
Net realized foreign exchange losses capitalized		773,984		864,963		1,048,701	18,866
Unamortized capitalized expenses already claimed as deductions in prior years		31		(219)		—	—

		3,224,524		4,283,586		5,427,629	97,644

Net noncurrent deferred tax liabilities	(Peso)	3,110,438	(Peso)	4,080,329	(Peso)	5,307,078	$95,475

(a)	Sum-of-the-years digit method Straight-line method

Innove’s NOLCO and MCIT as of December 31, 2003 are as follows:

Year Incurred	Amount			Applied/Expired			Balance			Date of Expiration
	(In Thousand Pesos and U.S. Dollars) (Note 27)
NOLCO:
2000	(Peso)	3,709,955	$66,743	(Peso)	3,709,955	$66,743	(Peso)	—	$—	December 31, 2003
2001		331,315	5,960		—	—		331,315	5,960	December 31, 2004

	(Peso)	4,041,270	$72,703	(Peso)	3,709,955	$66,743	(Peso)	331,315	$5,960

MCIT:
2001	(Peso)	42,594	$766	(Peso)	—	$—	(Peso)	42,594	$766	December 31, 2004
2002		121,592	2,188		—	—		121,592	2,188	December 31, 2005
2003		96,773	1,741		—	—		96,773	1,741	December 31, 2006

	(Peso)	260,959	$4,695	(Peso)	—	$—	(Peso)	260,959	$4,695

The Globe Group performs a yearly review of the realizability of deferred tax assets. In prior years, Innove provided a full valuation allowance on deferred tax assets due to recurring losses that limited the realization of the available tax benefits. In 2003, Innove reversed a portion of valuation allowance amounting to (Peso)903.28 million ($16.25 million) based on management’s assessment of the realizability of deferred tax assets. Such assessment was based on positive results of operations in 2003, as well as an anticipation of sustained profitability in the foreseeable future.

The decrease in valuation allowance for deferred tax assets amounting to P2,076.38 million ($37.35 million) consists of reversals due to realization of certain deferred tax assets and reversal of a portion of valuation allowance as discussed above.

In 2003, a portion of Innove’s 2000 NOLCO amounting to (Peso)3,673.99 million ($66.10 million) was applied as tax deductions against taxable income. The tax effect of the application of NOLCO in 2003 amounted to (Peso)1,175.68 million ($21.15 million). The remaining 2000 NOLCO amounting to (Peso)35.96 million ($0.65 million) expired in 2003. The current provision for income tax of Innove represents the minimum corporate income tax.

The reconciliation of the provision for income tax at statutory tax rate and the actual provision for income tax follows:

	2001 (As Restated)		2002 (As Restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Provision at statutory income tax rate	(Peso)	2,208,649	(Peso)	2,944,045	(Peso)	3,474,482	$62,506
Add (deduct) tax effect of:
Changes in valuation allowance		(4,211)		779,325		(2,076,376)	(37,354)
Income under income tax holiday		—		(1,543,860)		(1,536,559)	(27,643)
Unearned revenues under income tax holiday		—		—		463,762	8,343
Provision for impairment of investments in shares of stock		—		—		286,256	5,150
Income subjected to lower tax rates		(120,948)		(139,312)		(206,240)	(3,710)
Expired NOLCO		—		97,726		11,508	207
Equity in net losses (earnings) of investee company		(872)		(223)		1,261	23
Others		440,391		144,202		94,409	1,698

Actual provision for income tax	(Peso)	2,523,009	(Peso)	2,281,903	(Peso)	512,503	$9,220

On July 19, 2001, the BOI approved Globe Telecom’s application under E.O. 226 as an Expanding Operator of Telecommunication Systems (Nationwide CMTS-GSM Network) and granted its Phase 8 Expansion Project a pioneer status. The BOI issued the Certificate of Registration on March 5, 2002 which entitled Globe Telecom to Income Tax Holiday (ITH) for three years, from May 2002 or from the actual start of commercial operations, whichever is earlier, but in no case earlier than the date of registration. Application of the ITH commenced on April 1, 2002, the date when Phase 8 Expansion was placed in commercial operations. Only income from Phase 8 expansion is entitled to ITH. The availment of the ITH resulted in an increase in basic earnings per share of (Peso)10.16 and (Peso)7.18 ($0.13) in 2002 and 2003, respectively.

On June 25, 2002, the BOI issued a Certificate of Registration to Globe Telecom and granted a pioneer status as a new operator of Infrastructure and Telecommunications Facilities (Cable Landing Station Facilities). Globe Telecom is entitled to ITH for a period of six years from May 2002 or actual start of commercial operations, whichever is earlier, but in no case earlier than the date of registration. Commercial operations commenced in May 2002. As of December 31, 2003, no ITH incentive has been claimed since the registered operation of the Cable Landing Station Facilities resulted in tax losses.

Starting January 1, 2003, the Globe Group recognized income from SIM packs and prepaid card sales at point of sale for income tax reporting purposes. The change in tax treatment is consistent with a proposed tax regulation that will prescribe outright taxation on sales of SIM packs and prepaid cards by telecommunications companies.

19.	Agreements and Commitments

a.	Globe Telecom and Innove have existing correspondence agreements with various foreign administrations and interconnection agreements with local telecommunications companies for their various services. They also have international roaming agreements with other CMTS-GSM operators in foreign countries, which allow their CMTS-GSM subscribers access to foreign GSM networks. The agreements provide for sharing of toll revenues derived from the mutual use of interconnection facilities.

With the integration of Innove’s wireless network to Globe Telecom’s network and the migration of the wireless subscribers of Innove to TM service, roaming agreements between Innove and its roaming partners have been terminated.

b.	Globe Telecom and Innove lease certain premises for some of their telecom facilities and equipment and for most of their centers and cell sites. The lease contracts are for periods ranging from one to ten years from the date of the contracts and are renewable under certain terms and conditions. The agreements generally require certain amounts of security deposit and advance rental which are shown as part of “Miscellaneous deposits and investments” account in the consolidated balance sheets. The consolidated rentals incurred on these leases amounted to (Peso)1,678.03 million, (Peso)2,056.73 million and (Peso)1,604.42 million ($28.86 million) for the years ended December 31, 2001, 2002 and 2003, respectively. The consolidated minimum future lease payments under these operating leases as of December 31, 2003 amounted to (Peso)3,561.05 million ($64.06 million). As of December 31, 2003, the aggregate annual commitments on these existing lease agreements for the succeeding years follow:

Year	Annual Lease Commitments
	(In Thousand Pesos and U.S. Dollars) (Note 27)
2004	(Peso)	502,978	$9,049
2005		473,092	8,511
2006		440,946	7,933
2007		429,495	7,727
2008		430,529	7,745
2009 and thereafter		1,284,012	23,100

c.	Globe Telecom and Innove have entered into agreements with various suppliers for the delivery, installation or construction of the property and equipment. Under the terms of these agreements, delivery, installation or construction commence only when purchase orders are served. Billings are based on the progress of the project installation or construction. While the construction is in progress, project costs are accrued based on the billings received. When the installation or construction and related activities necessary to prepare the property for its intended use are complete and the property is ready for service (see Note 2), the balance of the related purchase orders is accrued. The consolidated accrued project costs as of December 31, 2001, 2002 and 2003 amounted to about (Peso)2,628.79 million, (Peso)3,805.17 million and (Peso)3,003.05 million ($54.03 million), respectively (see Note 10). As of December 31, 2003, the consolidated expected future payments amounted to (Peso)7.49 billion ($134.75 million). The settlement of these liabilities is dependent on the related financing terms obtained for these projects. The normal repayment credit terms commence once the projects are finally accepted by Globe Telecom and Innove. As of December 31, 2003, Globe Telecom and Innove have available short-term credit lines of $51.00 million and (Peso)4,950.00 million ($89.05 million) and undrawn committed long-term credit lines of $79.91 million and (Peso)2.70 billion ($48.57 million). The said facilities may be drawn either in U.S. dollars or in Philippine pesos.

d.	Innove had a lease agreement with PCILF covering certain units, including parking lots, at the Innove Plaza for a period starting from October 5, 2000 to August 19, 2006. The agreement included, among others, the payment by Innove to PCILF of a security deposit amounting to (Peso)116 million and a monthly rate of (Peso)6.79 million ($0.12 million) for the first quarter of 2003 and (Peso)6.99 million ($0.13 million) for the second quarter of 2003, subject to review and adjustment on a quarterly basis. Lease expense on these facilities for the years ended December 31, 2001, 2002 and 2003 amounted to (Peso)100.64 million, (Peso)88.67 million and (Peso)43.56 million ($0.78 million), respectively.

In 2003, Innove and PCILF mutually agreed to the termination of the lease agreement and both parties entered into a sale and purchase agreement effective June 30, 2003 covering the sale of PCILF of the condominium units and parking lots for a consideration of (Peso)471.78 million ($8.49 million) (see Note 7).

20.	Contingencies

Globe Telecom and Innove are contingently liable for various claims arising in the ordinary conduct of business and certain tax assessments which are either pending decision by the courts or are being contested, the outcome of which are not presently determinable. In the opinion of management and legal counsel, the eventual liability under these claims, if any, will not have a material or adverse effect on Globe Telecom and Innove’s financial position and results of operations.

NTC Memorandum Circular No. 13-6-2000

Globe Telecom is an intervenor in and Innove (formerly Isla Communications Co., Inc.) is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al. versus National Telecommunications Commission (NTC), et. al.” before the Regional Trial Court (RTC) of Quezon City by virtue of which Globe Telecom and Innove, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two years. The NTC appealed the grant of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe Telecom and Innove received a copy of the decision of the CA ordering the dismissal of the case before the RTC for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. Globe Telecom subsequently filed a Petition for Review with the SC seeking to reverse the decision of the CA. After initially denying the petition, the SC, on September 2, 2003, overturned the CA’s earlier dismissal of the petition filed by Globe Telecom. In its 13-page decision, the SC said the RTC could hear and decide the case, contrary to NTC’s argument. The SC has also since denied NTC’s motion for reconsideration. Globe Telecom is still awaiting the resumption of proceeding before the RTC.

In the event, however, that Globe Telecom and Innove are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, they would probably incur additional costs for carrying and maintaining prepaid subscribers in their networks.

Recent Development with U.S. Carriers

On February 7, 2003, AT&T and MCI WorldCom (MCI) filed a petition before the U.S. Federal Communications Commission (U.S. FCC) seeking a stop-payment order on settlements to Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and MCI into agreeing to an increase in termination rates to the Philippines. Whipsawing occurs when a foreign monopoly supplier uses its market power to negotiate a more favorable agreement from one U.S. carrier and extract the same terms from other U.S. carriers. On March 10, 2003, the Chief International Bureau of the U.S. FCC issued an Order suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the U.S. FCC issues a Public Notice stating otherwise.

This Order had the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In response, NTC issued an Order last March 12, 2003 ordering Philippine carriers not to accept traffic from U.S. carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered.

On April 10, 2003, Globe Telecom filed a Petition for Review before the U.S. FCC seeking to lift the Order from the International Bureau.

On October 17, 2003, the NTC issued a Memorandum Order ordering all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers on mutually acceptable final or interim termination rates and on terms and conditions agreed upon by the parties.

In November 2003, MCI and Sprint concluded interim commercial arrangements with Globe Telecom for termination rates covering the period February 1, 2003 to March 31, 2004. On January 9, 2004, Globe Telecom and AT&T signed an interim agreement for termination rates.

As of December 31, 2003, net receivables from various U.S carriers, including AT&T & MCI, amounted to $7.47 million.

On January 26, 2004, the U.S. FCC lifted the stop-payment order against Globe Telecom following confirmation by U.S. carriers that service with Globe Telecom had been normalized. U.S. carriers are now required to resume payments for termination services.

On January 10 and 11, 2004, the U.S. Department of Justice served subpoenas to three Globe Telecom executives requiring them to appear before a grand jury investigation in Hawaii. The investigation is for the purpose of determining if the conduct of the Philippine carriers in relation to the termination rate dispute may have violated U.S. Laws. The executives of other Philippine telecommunications companies were also served subpoenas. The outcome of the investigation is presently not determinable.

21.	Earnings Per Share

Globe Telecom’s earnings per share (EPS) amounts were computed as follows:

	Basic EPS								Diluted EPS
	2001 (As restated)			2002 (As restated)		2003		2003	2001 (As restated)			2002 (As restated)		2003		2003
	(In Thousand Pesos, U.S. Dollars and Number of Shares, Except Per Share Figures) (Note 27)
Net income	(Peso)	4,379,019		(Peso)	6,918,236	(Peso)	10,345,253	$186,113	(Peso)	4,379,019		(Peso)	6,918,236	(Peso)	10,345,253	$186,113
Less dividends on preferred shares		47,071			64,000		67,957	1,223		47,071			64,000		—	—

Net income available to common shares	(Peso)	4,331,948		(Peso)	6,854,236	(Peso)	10,277,296	184,890	(Peso)	4,331,948		(Peso)	6,854,236	(Peso)	10,345,253	$186,113

Weighted average number of shares		114,836			151,905		149,405	149,405		114,836			151,905		149,405	149,405
Dilutive shares arising from:
Convertible preferred shares**		—			—		—	—		—			—		1,227	1,227
Stock warrants		—			—		—	—		328			—		—	—
Stock options		—			—		—	—		1			1		74	74

		114,836			151,905		149,405	149,405		115,165			151,906		150,706	150,706

Per share figures	(Peso)	37.72	*	(Peso)	45.12	(Peso)	68.79	$1.24	(Peso)	37.62	*	(Peso)	45.12	(Peso)	68.65	$1.24

*	After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).

**	The convertible preferred stock series “A” were antidilutive in 2001 and 2002.

As discussed in Note 8, the Globe Group’s adoption of SFAS 38/IAS 38 has been accounted for retroactively and the comparative consolidated financial statements for 2002 and 2001 have been restated to conform with the benchmark treatment of a change in accounting policy. The change increased net earnings per share by (Peso)0.64, (Peso)0.48 and (Peso)0.49 ($0.01), net of related income tax for the years ended December 31, 2001, 2002 and 2003, respectively.

As discussed in Note 15, Globe Telecom acquired 12.00 million of its common shares following DTA’s sale of its equity investment in Globe Telecom.

22.	Foreign Currency-Denominated Monetary Assets and Liabilities

The foreign currency-denominated monetary assets and liabilities and their peso equivalents follow:

	2001			2002			2003
	U.S. Dollar	Peso Equivalent		U.S. Dollar	Peso Equivalent		U.S. Dollar	Peso Equivalent
	(In Thousands)
Assets
Cash and cash equivalents	$57,263	(Peso)	2,959,925	$135,829	(Peso)	7,233,438	$141,414	(Peso)	7,860,639
Short-term investments	—		—	75,000		3,994,050	33,416		1,857,462
Traffic settlements receivable	66,680		3,446,689	81,870		4,359,905	112,064		6,229,189
Other current assets	—		—	74		3,940	3,129		173,929
Miscellaneous deposits and investments	—		—	—		—	12,523		696,103

	123,943		6,406,614	292,773		15,591,333	302,546		16,817,322

Liabilities
Accounts payable and accrued expenses	109,932		5,682,385	95,790		5,101,201	71,793		3,990,686
Traffic settlements payable	26,704		1,380,330	27,127		1,444,621	39,649		2,203,929
Notes payable	7,508		388,089	—		—	—		—
Due to an affiliate	30,000		1,550,700	—		—	—		—
Long-term debt	757,395		39,149,704	973,340		51,834,248	858,022		47,694,036
Other long-term liabilities	49,546		2,561,051	48,892		2,603,695	47,707		2,651,816

	981,085		50,712,259	1,145,149		60,983,765	1,017,171		56,540,467

Net foreign currency-denominated liabilities	$857,142	(Peso)	44,305,645	$852,376	(Peso)	45,392,432	$714,625	(Peso)	39,723,145

As a result of the translation of these foreign currency-denominated assets and liabilities, the Globe Group’s reported net foreign currency revaluation losses amounted to (Peso)482.91 million, (Peso)960.49 million and (Peso)1,234.33 million ($22.21 million) for the years ended December 31, 2001, 2002 and 2003, respectively.

The foreign exchange differentials arising from remeasurement of foreign currency-denominated accounts (other than those relating to the liabilities/borrowed funds attributed to financing capital projects and those covered by swap agreements) are charged to current operations. Globe Group’s foreign exchange gains credited to current operations amounted to (Peso)225.89 million, (Peso)57.79 million and (Peso)304.37 million ($5.48 million) for the years ended December 31, 2001, 2002 and 2003, respectively.

The consolidated foreign exchange differentials attributed to the remeasurement of foreign currency-denominated liabilities used to finance the acquisition and installation of Globe Telecom and Innove’s property and equipment consisted of foreign exchange losses amounting to (Peso)917.91 million, (Peso)464.30 million and (Peso)1,107.43 million ($19.92 million) for the years ended December 31, 2001, 2002 and 2003, respectively. These foreign exchange differentials are added to or deducted from the cost of the appropriate property and equipment accounts (see Note 7).

The Parent Company’s foreign exchange differentials arising from remeasurement of foreign currency-denominated liabilities/borrowed funds covered by currency swap contracts amounted to (Peso)137.69 million gain, (Peso)553.09 million loss and (Peso)431.27 million ($7.76 million) loss for the years ended December 31, 2001, 3002 and 2003 respectively, the Parent Company’s swap costs accruing on the long-term currency and interest rate swap contracts included under “Swap costs and other financing charges” account in the consolidated statements of income amounted to (Peso)646.33 million, (Peso)1,299.81 million and (Peso)1,407.74 million ($25.33 million) for the years ended December 31, 2001, 2002 and 2003, respectively. There were no outstanding swap contracts for Innove.

Financial Instruments

As of December 31, 2003, Globe Telecom has $137.69 million outstanding foreign currency swap agreements with certain banks, under which it effectively swaps the principal and interest of certain U.S. dollar-denominated loans into Philippine pesos, with quarterly or semi-annual payment intervals up to June 2008.

Globe Telecom also has outstanding foreign currency swap agreements with certain banks, under which it effectively swaps the principal of $205.00 million U.S. dollar-denominated loans into Philippine pesos up to April 2012. Under these contracts, swap costs are payable in semi-annual intervals in Philippine pesos or U.S. dollars. Of the $205.00 million, $39.58 million is in combination with sold out-of-the-money U.S. dollar call options with total notional amount of $47.50 million at various strike prices, while another $20.00 million provides Globe Telecom the option to reset lower to a certain minimum the foreign exchange rate used to determine Philippine Peso equivalent amounts to be net settled by Globe Telecom upon maturity or termination.

Globe Telecom has outstanding interest rate swap contracts, which effectively swap certain floating rate U.S. dollar-denominated loan into fixed rate, with semi-annual payment intervals up to August 2007. The swaps have an aggregate outstanding notional amount of $119.82 million as of December 31, 2003.

Globe Telecom also has short-term floating to fixed interest rate swap contracts with a notional amount of (Peso)580 million to manage its floating interest rate exposure on certain short-term peso investments. Under these contracts, Globe Telecom receives fixed interest rate and pays floating interest rate based on compounded overnight investment rate of the counterparty over a specified period of time.

Globe Telecom sold currency option with notional amount of $10.00 million at a strike price of (Peso)60/$ maturing on August 2, 2004. This was entered into to subsidize the cost of an outstanding currency swap contract.

Globe Telecom has investments in U.S. Dollar-Linked Peso Notes (DLPN) issued by the Republic of the Philippines (ROP) with maturities of November 2004 and December 2005. These investments have a total face value of (Peso)260 million and were purchased at a premium with weighted average price of (Peso)107.62. DLPN investments are included in the “Short-term investments” and “Miscellaneous deposits and investments” accounts in the consolidated balance sheets.

The redemption amounts and interest rates of these DLPN investments are based on a pre-agreed formula, which includes a foreign exchange factor applied to the base interest rate payable semi-annually in arrears and to the redemption amounts. As of December 31, 2003, the carrying amount of the DLPN investments approximates its aggregate market value.

As of December 31, 2003, Globe Telecom sold $5.42 million investments in non-deliverable currency forward contracts to fix the Philippine peso cashflows from coupon and redemption of certain DLPN.

As of December 31, 2002, Innove had investments in DLPN totaling $250.00 million, where the redemption amounts and interest rates are based on a pre-agreed formula. All DLPN matured in November 2003.

Also, the non-deliverable currency forward contracts of Innove amounting to $4.97 million, intended to fix the Philippine peso cashflows from coupon and redemption of DLPN, were settled in November 2003.

Globe Telecom and Innove have investments in U.S. Dollar Notes and Deposits (USD Notes and Deposits) issued by various financial institutions with maturities of September 2004 and June 2004 totaling $15.00 million and $10.00 million, respectively. These are presented under “Short-term investments” account in the consolidated balance sheets. The interest rates of the USD Notes and Deposits are based on LIBOR plus spread payable either every three months or on specified dates. An early redemption feature is provided in the USD Notes and Deposits, which is triggered by specified credit events of the reference entity, the ROP. The credit events include failure to pay, obligation acceleration, repudiation/moratorium and restructuring of the ROP’s reference obligations as defined in the agreements. If a credit event occurs during the applicable period, issuers may redeem the USD Notes and Deposits through delivery of the ROP reference obligations or the cash settlement amounts, depending on specified criteria. The early redemption feature triggered by specified credit events is a credit derivative linked to the ROP reference obligations. As of December 31, 2003, the carrying amounts of USD Notes and Deposits approximate their market values.

As of December 31, 2002, Innove has investments in U.S. Dollar Notes totaling $75.00 million with an early redemption feature that is linked to specified credit event with reference entity, ROP. These U.S. Dollar Notes matured in 2003.

Innove’s short-term investment amounting to $6 million included in “Cash and cash equivalents” account in the consolidated balance sheet as of December 31, 2002 was covered by a forward U.S. Dollar sell contract with the same counterparty. This short-term investment matured in January 2003.

As of December 31, 2003, Globe Telecom has short-term forward buy U.S. dollar contracts in combination with sold European-type call options maturing in July 2004. The aggregate notional amount of these contracts total $2 million.

For disclosure purposes, the estimated unrealized mark-to-market gain as of December 31, 2003 on these outstanding derivatives amounted to (Peso)903 million ($16 million) based on mark-to-market valuation provided by counterparty banks. Such unrealized mark-to-market gain is not included in the determination of consolidated net income.

23.	Reporting Segment

Effective January 1, 2003, the Globe Group’s reportable segments consist of:

Wireless Communications Services - represents cellular telecommunications services that allow subscribers to make and receive local, domestic long distance and international long distance calls to and from any place within the coverage area. Revenues principally consist of one-time registration fees, fixed monthly service fees, revenues from value-added services such as text messaging, proceeds from sale of handsets and phonekits, SIM cards and other phone accessories and per minute airtime and toll fees for basic services which vary based primarily on the monthly volume of calls, the network on which the call terminates and the time at which the call is placed.

Wireline Voice Communications Services - represents fixed line telecommunications services, which offer subscribers, local, domestic long distance and international long distance services in addition to a number of value-added services in various service areas covered by the PA granted by the NTC (see Note 1). Revenues consist principally of fixed monthly basic fee for service and equipment, one-time fixed line service connection fee, value-added service charges, and toll fees for domestic and international long distance calls.

Wireline Data Communications Services - represents a variety of telecommunications services tailored to meet the specific needs of corporate communications such as leased lines, VSAT, telex, international packet-switching services and internet services. On September 30, 2003, Globe Telecom has discontinued its telex service due to declining revenues and cost efficiency.

As discussed in Note 2, the change in the composition in the reportable segments resulted from management’s decision to redefine the role of its Carrier business from a Strategic Business Unit with profit and loss accountability to a support group to its wireless and wireline businesses. International Long Distance and National Long Distance revenues previously reported under the Carrier business but attributable to the wireless and wireline businesses will now be reported under the statements of income of the respective businesses. As a result, the comparative segment information for 2001 and 2002 were restated to conform to the new composition of Globe Group’s reportable segments.

In prior periods, Globe Group’s segment information was presented under the following four reportable services:

•	Wireless communications services;

•	Wireline voice communications services;

•	Wireline data communications services; and

•	Carrier business.

The Globe Group evaluates performance based on EBITDA (Earnings before interest, tax, depreciation and amortization expense and other income (expenses)).

The Globe Group’s segment information as of and for the years ended December 31 are as follows (in millions of pesos and U.S. dollars):

2001 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate [1]		Total
Revenues	(Peso)	31,394	(Peso)	3,015	(Peso)	994	(Peso)	—	(Peso)	35,403
Operating expenses		(14,965)		(1,615)		(696)		(2,317)		(19,593)

EBITDA [2]		16,429		1,400		298		(2,317)		15,810
Depreciation and amortization		(3,549)		(1,963)		(241)		(341)		(6,094)

EBIT		12,880		(563)		57		(2,658)		9,716
Other income (expenses) - net		(2,180)		(506)		(241)		113		(2,814)

Net income (loss) before income tax		10,700		(1,069)		(184)		(2,545)		6,902

Capitalized expenditures	(Peso)	28,332	(Peso)	2,525	(Peso)	82	(Peso)	801	(Peso)	31,740

Segment assets [3]	(Peso)	78,896	(Peso)	29,884	(Peso)	1,732	(Peso)	6,018	(Peso)	116,530
Segment liabilities [3]	(Peso)	55,991	(Peso)	9,883	(Peso)	987	(Peso)	3,636	(Peso)	70,497

2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate [1]		Total
Revenues	(Peso)	41,161	(Peso)	3,555	(Peso)	1,084	(Peso)	—	(Peso)	45,800
Operating expenses		(14,502)		(1,676)		(772)		(2,146)		(19,096)

EBITDA [2]		26,659		1,879		312		(2,146)		26,704
Depreciation and amortization		(6,939)		(2,843)		(534)		(572)		(10,888)

EBIT		19,720		(964)		(222)		(2,718)		15,816
Other expenses - net		(5,872)		(489)		(214)		(41)		(6,616)

Net income (loss) before income tax	(Peso)	13,848		((Peso)1,453)		((Peso)436)		((Peso)2,759)	(Peso)	9,200

Capitalized expenditures	(Peso)	14,156	(Peso)	5,305	(Peso)	547	(Peso)	1,079	(Peso)	21,087

Segment assets[3]	(Peso)	95,223	(Peso)	32,621		3,266	(Peso)	7,110	(Peso)	138,220
Segment liabilities[3]	(Peso)	69,670	(Peso)	10,837	(Peso)	1,143	(Peso)	2,606	(Peso)	84,256

2003

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate [1]		Total
Revenues	(Peso)	44,465	(Peso)	3,573	(Peso)	1,440	(Peso)	—	(Peso)	49,478
Operating expenses		(16,944)		(1,620)		(867)		(2,194)		(21,625)

EBITDA [2]		27,521		1,953		573		(2,194)		27,853
Depreciation and amortization		(8,371)		(2,431)		(351)		(1,008)		(12,161)

EBIT		19,150		(478)		222		(3,202)		15,692
Other income (expenses) - net		(4,349)		(314)		(185)		13		(4,835)

Net income (loss) before income tax	(Peso)	14,801		((Peso)792)	(Peso)	37		((Peso)3,189)	(Peso)	10,857
(Note 27)		$266		($14)		$1		($58)		$195

Capitalized expenditures	(Peso)	10,037	(Peso)	4,916	(Peso)	137	(Peso)	2,367	(Peso)	17,457
(Note 27)		$181		$88		$2		$43		$314

Segment assets [3]	(Peso)	110,491	(Peso)	21,361	(Peso)	2,283	(Peso)	5,307	(Peso)	139,442
(Note 27)		$1,988		$384		$41		$95		$2,508

Segment liabilities [3]	(Peso)	82,389	(Peso)	1,805	(Peso)	236	(Peso)	1,295	(Peso)	85,725
(Note 27)		$1,482		$33		$4		$23		$1,542

[1]	Corporate represents support services that cannot be directly identified with any of the revenue generating services.

[2]	The term EBITDA is generally defined as earnings before interest, tax, depreciation and amortization expense and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. The Globe Group’s presentation of EBITDA differs from the above definition by excluding other income (expenses). The Globe Group’s presentation of EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because not all companies and analysts calculate EBITDA in the same manner.

[3]	Segment assets and liabilities do not include deferred income taxes.

The provision for impairment of the investment in C2C Holdings is reported under Corporate (See Note 9).

24.	Notes to Statements of Cash Flows

The principal noncash transactions for the years ended December 31 are as follows:

	2001		2002		2003	2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Investing activity:
Increase (decrease) in liabilities related to the acquisition of property and equipment	(Peso)	3,713,373	(Peso)	2,559,540	((Peso)1,637,835)	($29,465)
Financing activity:
Dividends declared on preferred shares		47,071		61,000	67,957	1,223

Cash and cash equivalents consist of the following as of December 31:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Cash on hand and in banks	(Peso)	599,708	(Peso)	5,171,785	(Peso)	2,615,191	$47,048
Cash equivalents		7,152,588		13,791,369		10,425,857	187,562

	(Peso)	7,752,296	(Peso)	18,963,154	(Peso)	13,041,048	$234,610

25.	Reconciliation of Significant Differences between Generally Accepted Accounting Principles (GAAP) in the Philippines and the United States (U.S.)

Certain accounting practices used by Globe Telecom and Innove in preparing the accompanying consolidated financial statements conform with Philippine GAAP but do not conform with U.S. GAAP. Also, where a certain accounting treatment is not covered by specific Philippine GAAP guidelines, disclosure of significant relevant underlying information may be considered sufficient and acceptable under Philippine GAAP reporting. A description of the significant differences and a reconciliation of net income, earnings per share and stockholders’ equity to U.S. GAAP follow.

Reconciliation of Net Income and Earnings per Share

The net income and earnings per share portions under U.S. GAAP for the years ended December 31 are as follows:

	2001 (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars, Except Per Share Figures) (Note 27)
Net income as reported under Philippine GAAP	(Peso)	4,379,019	(Peso)	6,918,236	(Peso)	10,345,253	$186,113
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net (Note 25a)		(917,911)		(464,299)		(1,107,432)	(19,923)
Depreciation expense on capitalized foreign exchange losses - net (Note 25a)		480,007		553,825		607,545	10,930
Cumulative effect of change in accounting principle arising from the adoption of Financial Accounting Standard (FAS) 143, Asset Retirement Obligation (ARO) - net of tax of (Peso)42,139 (Note 25c)		—		—		(132,853)	(2,390)
Accretion expense on ARO (Note 25c)		—		—		(64,306)	(1,157)
Depreciation expense on capitalized ARO (Note 25c)		—		—		(35,774)	(644)
Deferred up-front fees under Staff Accounting Bulletin (SAB) 101 (Note 25d)		(50,049)		(41,782)		(17,316)	(312)
Amortization of deferred up-front fees under SAB 101 (Note 25d)		16,758		24,575		52,778	950
Deferred revenues under Emerging Issues Task Force (EITF) 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (Note 25e)		—		—		(106,670)	(1,919)
Amortization of deferred revenues under EITF 00-21 (Note 25e)		—		—		16,158	291
Deferred discounts related to unearned revenues under EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Product) (Note 25f)		—		—		232,423	4,181
Recognition of revenues on sale of prepaid cards based on actual airtime - net (Note 25g)		5,540		—		—	—
Pension expense (Note 25i)		48,516		(9,718)		(760)	(14)
Compensation expense (Note 25j)		(19,012)		(19,012)		(10,519)	(189)
Fair value adjustments on hedging and other instruments - net (Note 25l)		10,587		(417,293)		(219,250)	(3,944)
Fair value adjustments on available-for-sale securities to other comprehensive loss (Note 25l)		—		—		11,965	215
Fair value adjustments on underlying hedged obligations (Note 25l)		—		—		(9,256)	(167)
Goodwill amortization (Note 25m)		(276,390)		—		—	—
Tax benefits recognized as reduction of goodwill (Note 25m)		–		—		(1,327,121)	(23,875)
Effect of deferred income tax		130,550		173,872		320,384	5,764

Net income as reported under U.S. GAAP	(Peso)	3,807,615	(Peso)	6,718,404	(Peso)	8,555,249	$153,910

Net income as reported under U.S. GAAP excluding goodwill amortization	(Peso)	4,084,005	(Peso)	6,718,404	(Peso)	8,555,249	$153,910

	2001 (As restated)			2002 (As restated)		2003		2003
	(In Pesos and U.S. Dollars) (Note 27)
Basic EPS as reported under Philippine GAAP	(Peso)	37.72		(Peso)	45.12	(Peso)	68.79	$1.24
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net		(7.99)			(3.06)		(7.41)	(0.13)
Depreciation expense on capitalized foreign exchange losses - net		4.18			3.65		4.07	0.07
Cumulative effect of change in accounting principle arising from the adoption of FAS 143 - net of tax of (Peso)0.28		—			—		(0.89)	(0.02)
Accretion expense on ARO		—			—		(0.43)	(0.01)
Depreciation expense on capitalized ARO		—			—		(0.24)	(0.00)
Deferred up-front fees under SAB 101		(0.43)			(0.28)		(0.12)	(0.00)
Amortization of deferred up-front fees under SAB 101		0.15			0.16		0.35	0.01
Deferred revenues under EITF 00-21		—			—		(0.71)	(0.02)
Amortization of deferred revenues under EITF 00-21		—			—		0.11	0.00
Deferred discounts related to unearned revenues under EITF 01-09		—			—		1.55	0.03
Recognition of revenues on sale of prepaid cards based on actual airtime - net		0.05			—		—	—
Pension expense		0.42			(0.06)		(0.00)	(0.00)
Compensation expense		(0.17)			(0.13)		(0.07)	(0.00)
Fair value adjustments on hedging and other instruments - net		0.09			(2.75)		(1.47)	(0.03)
Fair value adjustments on available-for- sale securities to other comprehensive loss		—			—		0.07	0.00
Fair value adjustments on underlying hedged obligations		—			—		(0.06)	(0.00)
Goodwill amortization		(2.41)			—		—	—
Tax benefits recognized as reduction of goodwill		—			—		(8.88)	(0.16)
Effect of deferred income tax		1.14			1.14		2.15	0.04

Basic EPS as reported under U.S. GAAP	(Peso)	32.75	*	(Peso)	43.79	(Peso)	56.81	$1.02

Basic EPS as reported under U.S. GAAP excluding goodwill amortization	(Peso)	35.15	*	(Peso)	43.79	(Peso)	56.81	$1.02

Diluted EPS as reported under U.S. GAAP**	(Peso)	32.65	*	(Peso)	43.79	(Peso)	56.77	$1.02

Diluted EPS as reported under U.S. GAAP excluding goodwill amortization**	(Peso)	35.05	*	(Peso)	43.79	(Peso)	56.77	$1.02

*	After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).

**	The convertible preferred shares series “A” are antidilutive in 2001 and 2002.

Reconciliation of Stockholders’ Equity

Stockholders’ equity under U.S. GAAP as of December 31 appears as follows:

	2001 (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Stockholders’ equity as reported under Philippine GAAP	(Peso)	43,911,880	(Peso)	50,855,930	(Peso)	50,853,999	$914,871
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net (Note 25a)		(6,038,036)		(6,502,335)		(7,609,767)	(136,901)
Accumulated depreciation on capitalized foreign exchange losses - net (Note 25a)		972,257		1,526,082		2,133,627	38,384
Accumulated depreciation on capitalized ARO (Note 25c)		—		—		(102,568)	(1,845)
Cumulative accretion on ARO (Note 25c)		—		—		(172,504)	(3,103)
Deferred up-front fees under SAB 101 (Note 25d)		(345,073)		(381,315)		(398,631)	(7,172)
Amortization of deferred up-front fees under SAB 101 (Note 25d)		260,256		284,831		337,609	6,074
Deferred revenues under EITF 00-21 (Note 25e)		—		—		(106,670)	(1,919)
Amortization of deferred revenues under EITF 00-21 (Note 25e)		—		—		16,158	291
Deferred discounts related to unearned revenues under EITF 01-09 (Note 25f)		—		—		232,423	4,181
Recognition of revenues from sale of prepaid cards based on actual airtime - net (Note 25g)		5,540		—		—	—
Pension expense (Note 25i)		(16,548)		(26,266)		(27,026)	(486)
Proceeds from ESOWN to be recorded as temporary equity (Note 25j)		(61,252)		(86,929)		(93,435)	(1,681)
Fair value adjustments on hedging and other instruments - net (Note 25l)		10,587		(406,706)		(625,957)	(11,261)
Fair value adjustments on available- for-sale securities to other comprehensive loss (Note 25l)		—		—		11,965	215
Fair value adjustments on underlying hedged obligations (Note 25l)		—		—		(9,256)	(167)
Other comprehensive loss - net of tax (Note 25l)		—		(68,660)		(43,723)	(786)
Goodwill - net of amortization (Note 25m)		2,487,514		2,487,514		641,560	11,542
Effect of deferred income tax		1,065,886		1,239,758		2,121,116	38,159

Stockholders’ equity as reported under U.S. GAAP	(Peso)	42,253,011	(Peso)	48,921,904	(Peso)	47,158,920	$848,396

Following is the statement of changes in stockholders’ equity for the years ended December 31 under U.S. GAAP:

	2001 (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Paid-up Capital
Balance at beginning of year	(Peso)	19,024,390	(Peso)	42,167,002	(Peso)	42,250,151	$760,086
Subscribed		23,154,882		73,346		13,138	237
Collections - net of refunds		6,812		20,430		20,357	366
Stock option purchase price		—		—		219	4
Expenses on stock offering and others—net		(19,082)		(10,627)		10,519	189

Balance at end of year		42,167,002		42,250,151		42,294,384	760,882

Other Comprehensive Loss - net of tax (Note 251)
Balance at beginning of year		—		—		(68,660)	(1,235)
Net mark-to-market value changes		—		(68,660)		24,937	449

Balance at end of year		—		(68,660)		(43,723)	(786)

Deposits on Subscriptions
Balance at beginning of year		—		—		—	—
Deposits made		7,907,249		—		—	—
Transfer to paid-up capital		(7,907,249)		—		—	—

Balance at end of year		—		—		—	—

Retained Earnings
Balance at beginning of year		(3,674,535)		86,009		6,740,413	121,261
Net income		3,807,615		6,718,404		8,555,249	153,910
Dividends on:
Common stock		—		—		(2,126,676)	(38,259)
Preferred stock - Series “A”		(47,071)		(64,000)		(67,957)	(1,223)

Balance at end of year		86,009		6,740,413		13,101,029	235,689

Treasury Stock - Common		—		—		(8,192,770)	(147,389)

	(Peso)	42,253,011	(Peso)	48,921,904	(Peso)	47,158,920	$848,396

Other comprehensive loss, net of tax, consists of the following:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Available-for-sale securities	(Peso)	—	(Peso)	—		((Peso)16,825)	($302)
Derivative instruments designated and qualified as cash flow hedges		—		(68,660)		(26,898)	(484)

	(Peso)	—		((Peso)68,660)		((Peso)43,723)	($786)

The movements in 2003 of other comprehensive loss, net of tax, are as follows:

	Available-for- Sale Securities			Derivative Instruments - Cash flow hedges
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Balance at beginning of year	(Peso)	—	$—	(Peso)	68,660	$1,235
Net changes in fair value		31,631	569		(17,931)	(322)
Fair value of matured and settled instruments transferred to profit and loss account		(14,806)	(266)		(23,831)	(429)

Balance at end of year	(Peso)	16,825	$303	(Peso)	26,898	$484

The consolidated statements of cash flows prepared under Philippine GAAP conform with IAS No. 7, which is substantially similar to U.S. Financial Accounting Standards Board (FASB) Statement No. 95, Statement of Cash Flows, under U.S. GAAP. Thus, no reconciliation of the statements of cash flows is necessary.

Additional information on cash flows from investing activities in 2003 follows:

	Available-for- Sale Securities		Held-to-Maturity
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Gross cash flows from:
Purchases	((Peso)2,667,637)	($47,991)	((Peso)974,317)	($17,528)
Maturities	5,019,948	90,310	—	—

Reconciliation of Certain Balance Sheet Items with Significant Differences Under Philippine GAAP and U.S. GAAP

Following are the balance sheet items with significant differences under Philippine GAAP and under U.S. GAAP as of December 31:

Reconciliation of Property and Equipment - net

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Property and equipment - net as reported under Philippine GAAP	(Peso)	89,101,288	(Peso)	96,269,815	(Peso)	101,177,528	$1,820,198
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net of related accumulated depreciation (Note 25a)		(5,065,779)		(4,976,253)		(5,476,140)	(98,517)
ARO capitalized to property and equipment - net of accumulated depreciation (Note 25c)		—		—		244,238	4,394

Property and equipment - net as reported under U.S. GAAP	(Peso)	84,035,509	(Peso)	91,293,562	(Peso)	95,945,626	$1,726,075

Reconciliation of Other Assets

	2001 (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Other assets as reported under Philippine GAAP	(Peso)	1,967,366	(Peso)	3,692,284	(Peso)	3,392,940	$61,040
Add (deduct):
Fair value adjustments on hedging and other instruments - net (Note 25l)		10,587		(406,706)		(625,957)	(11,261)
Fair value adjustments on available-for-sale securities to other comprehensive income (Note 25l)		—		—		11,965	215
Other comprehensive loss (Note 25l)		—		(100,969)		(63,813)	(1,148)
Goodwill - net of amortization (Note 25m)		2,487,514		2,487,514		641,560	11,542

Other assets as reported under U.S. GAAP	(Peso)	4,465,467	(Peso)	5,672,123	(Peso)	3,356,695	$60,388

Reconciliation of Accounts Payable and Accrued Expenses

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Accounts payable and accrued expenses as reported under Philippine GAAP	(Peso)	20,676,585	(Peso)	20,958,216	(Peso)	24,564,956	$441,927
Add (deduct):
Pension expense (Note 25i)		16,548		26,266		27,026	486

Accounts payable and accrued expenses as reported under U.S. GAAP	(Peso)	20,693,133	(Peso)	20,984,482	(Peso)	24,591,982	$442,413

Reconciliation of Unearned Revenues

	December 31
	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Unearned revenues as reported under Philippine GAAP	(Peso)	1,030,913	(Peso)	2,113,681	(Peso)	2,376,906	$42,761
Add (deduct):
Deferred up-front fees - net of amortization under SAB 101 (Note 25d)		84,817		96,484		61,022	1,098
Deferred revenues - net of amortization under EITF 00-21 (Note 25e)		—		—		90,512	1,628
Deferred discounts related to unearned revenues under EITF 01-09 (Note 25f)		—		—		(232,423)	(4,181)
Recognition of revenues on sale of prepaid cards based on actual airtime - net (Note 25g)		(5,540)		—		—	—

Unearned revenues as reported under U.S. GAAP	(Peso)	1,110,190	(Peso)	2,210,165	(Peso)	2,296,017	$41,306

Significant differences between Philippine GAAP and U.S. GAAP:

a.	Capitalized Foreign Exchange Differentials

Under Philippine GAAP, foreign exchange differentials between rate at transaction date and rate at settlement or balance sheet date of unhedged assets and liabilities are charged or credited to operations, except those pertaining to liabilities arising directly from the acquisition of property and equipment. These foreign exchange differentials are regarded as adjustments to cost and are added to or deducted from the appropriate “Property and equipment” accounts.

U.S. GAAP does not allow such capitalization of foreign exchange differentials.

b.	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

Under U.S. GAAP, FAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, provides that long-lived assets and certain identifiable intangibles held and used by Globe Telecom and Innove are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, assets to be disposed of are required to be reported at the lower of the carrying amount or the fair value less costs to sell. Assets to be abandoned before the end of its previously estimated useful life should be accounted for by revising depreciation estimates to reflect the use of the asset over its shortened useful life.

The application of provisions of FAS 144 relating to long-lived assets disposed through abandonment of wireless assets of Innove which cannot be integrated to the Globe Telecom network as discussed in Note 3 to the consolidated financial statements, resulted to Innove’s recognition of “Losses on shutdown of CMTS network arising from wireless business integration” of (Peso)2.20 billion in 2002 which approximates the adjustment/revision in depreciation estimates to reflect the appropriate estimates for the shortened useful life of the assets. There can be no assurance that there will be no further material impairment charge in the future arising from the continued application of this Statement.

Under Philippine GAAP, “Losses on shutdown of CMTS network arising from wireless business integration” is included under “Other income (expenses)” in the consolidated statements of income. Under U.S. GAAP, the losses should be presented as part of “Costs and expenses”.

c.	Accounting for Asset Retirement Obligations (ARO)

Under U.S. GAAP FAS 143, Accounting for Asset Retirement Obligations, the fair value of legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset are required to be recognized in the period in which it is incurred. This Statement is effective for fiscal years after June 15, 2002. The Globe Group adopted this statement in 2003. Previously, the Globe Group had not been recognizing amounts related to ARO. Under the new accounting method, the Globe Group now recognizes ARO specifically for long-lived assets on leased property in the period in which they are incurred if a reasonable estimate of fair value of the obligation can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset.

The Globe Group is legally required under various lease agreements to dismantle the installations and restore the leased sites at the end of the lease contract term. The Globe Group recognized the fair value of the liability for these obligations and capitalized the present value of these costs as part of the balance of the related property and equipment accounts, which are being depreciated on a straight-line basis over the useful life of the related asset or the contract period, whichever is lower.

The cumulative effect of the change on prior years resulted to a charge against income of (Peso)132.85 million ($2.39 million) (or (Peso)0.89 ($0.02) on a per share basis), net of income taxes amounting to (Peso)42.14 million ($0.76 million), which is included in the consolidated net income for the year ended December 31, 2003. The effect of the change for the year ended December 31, 2003 was to decrease income before the cumulative effect of the accounting change by (Peso)76.54 million ($1.38 million) (or (Peso)0.51 ($0.01) on a per share basis), net of the related tax amounting to (Peso)23.54 million ($0.43 million). The market risk premium was excluded from the estimate of fair value of the asset retirement obligation because a reasonable and reliable estimate of the market risk premium is not obtainable. The pro forma effects of the application of FAS 143 as if the statement had been applied for all years presented are shown below:

	December 31
	2001 (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Net income
As reported	(Peso)	3,807,615	(Peso)	6,718,404	(Peso)	8,555,249	$153,910
Pro forma		3,724,625		6,668,541		8,688,102	156,300
Earnings per share - basic
As reported	(Peso)	32.75	(Peso)	43.79	(Peso)	56.81	$1.02
Pro forma		32.02		43.49		57.70	1.04
Earnings per share - diluted
As reported	(Peso)	32.65	(Peso)	43.79	(Peso)	56.77	$1.02
Pro forma		31.92		43.49		57.65	1.04

The following table describes all changes to the Globe Group’s ARO for the year ended December 31, 2003:

	(In Thousand Pesos and U.S. Dollars) (Note 27)
ARO recognized in transition	(Peso)	384,747	$6,922
ARO capitalized to property and equipment during the year		70,255	1,264
Accretion expense during the year		64,306	1,157

ARO at end of year	(Peso)	519,308	$9,343

The pro forma ARO balances if FAS 143 had been applied for all years presented are as follows:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Pro forma amounts of ARO at beginning of year	(Peso)	123,532	(Peso)	282,842	(Peso)	384,747	$6,922
Pro forma amounts of ARO at end of year		282,842		384,747		519,308	9,343

d.	Accounting for Up-front, Nonrefundable Fees

Under U.S. GAAP, SAB 101, the up-front, nonrefundable fees received from subscribers are deferred and amortized over the expected term of the subscriber relationship. The Globe Group previously amortized these fees over six years for postpaid cellular services and over four years for wireline services. In 2003, based on the result of review of the current estimated subscriber relationship term, the expected term of subscriber relationship is four years for postpaid cellular services and three years for fixed line services. This applies to up-front, nonrefundable fees received prior to July 2003. The change decreased net income by (Peso)14.92 million ($0.27 million) (or (Peso)0.10 ($0.00) on a per share basis), net of the related tax amounting to (Peso)5.28 million ($0.09 million), for the year ended December 31, 2003. The change was accounted for as a change in accounting estimate. Beginning July 2003, one-time registration and installation fees on new service contracts entered into are accounted for in accordance with the provisions under EITF 00-21 (see Note 25e).

Under Philippine GAAP, revenue on one-time registration and installation fees is recognized once received from certain wireless and wireline subscribers, respectively.

e.	Accounting for Revenue Arrangements with Multiple Deliverables

Under U.S. GAAP, EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, requires that arrangements involving delivery or performance of multiple products, services, and/or rights to use the assets should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units.

The Globe Group determined that certain types of sale of wireless services that are bundled with package rate plans and handsets constitute revenue arrangements with multiple deliverables. These types of sales include simpack, prepaid phonekit and postpaid plan packages. The prepaid service simpack sales include airtime. The arrangement consideration received for the airtime services is recognized as revenue when earned. The remainder of the proceeds from simpack sales is allocated as activation revenue and is recognized over the average subscriber relationship period. The wireless postpaid plan and prepaid phonekit packages are sold with handsets. Arrangement consideration received for the handset is recognized as handset sales when the handset is delivered and accepted by the subscriber. Arrangement consideration received for the wireless service is recognized as service revenues when earned. No activation fee is charged on postpaid plans and prepaid phonekit packages.

The Globe Group determined that certain types of sale of wireline services that include installation fees, monthly service fees and sale of basic access/telephone units constitute revenue arrangements with multiple deliverables. Upon adoption of EITF No. 00-21, the Globe Group began recognizing installation fees as part of the total arrangement considerations for sales of wireline services. In the past, installation fees were recorded as separate revenue items, and were amortized over the estimated subscription period. The total consideration received on a particular contract is now allocated to monthly service fees and sales of the telephone units. Sales of telephone units are recorded as equipment sales when the handset is delivered to the subscriber while the monthly service fees are recorded as revenue when earned.

The effect of the adoption for the year ended December 31, 2003 was to decrease net income by 63.70 million ($1.15 million) (or 0.43 ($0.01) on a per share basis), net of the related tax amounting to 26.81 million ($0.48 million).

f.	Accounting for Discount on Sale of Prepaid Airtime

Under EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), discounts on sale of preloaded airtime are accounted for as reduction from revenues as the related revenues are recognized. Sales of prepaid airtime are initially recognized as deferred revenue and recognized as revenue upon actual usage of the airtime value or the expiration of the unused value, whichever comes earlier. Accordingly, under EITF 01-09, the related discounts on sale of prepaid airtime should initially be deferred and amortized as the related revenues are recognized.

Under Philippine GAAP, the discounts are recognized upon sale of prepaid airtime.

g.	Revenue Recognition on Sale of Prepaid Cards

Innove’s revenue from sale of prepaid cards on old CMTS brand were recognized in full upon the delivery of the prepaid cards to the dealers under Philippine GAAP. This accounting treatment is based on the nature of the agreement with the prepaid cards supplier under which Innove is guaranteed a fixed share of prepaid cards sales at the agreed-upon rate. Innove terminated this service in November 2002 with the integration of wireless network of Globe Telecom and Innove.

Under U.S. GAAP, such revenues should be initially deferred and amortized to revenues based on actual airtime or actual usage of the prepaid cards by Innove’s subscribers.

h.	Advertising Expenses

Costs for advertising are expensed as incurred. Advertising expenses incurred amounted to (Peso)977.75 million, (Peso)1,349.94 million and (Peso)1,410.28 million ($25.37 million) for the years ended December 31, 2001, 2002 and 2003, respectively.

i.	Employees’ Benefit Plan

Accounting for retirement benefits under FAS 87, Employers’ Accounting for Pension, and Philippine GAAP (as discussed in Notes 2 and 16) are generally similar except for the following:

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

Under U.S. GAAP, a minimum liability is required to be recognized when the Accumulated Benefit Obligation is greater than the Plan Assets. Under Philippine GAAP, a minimum liability is not required.

4.	Allowable Cost Method

Under U.S. GAAP, the only allowable cost method is the Projected Unit Cost Method. Under Philippine GAAP, this is the preferred method although any other projected benefit cost method may be used.

5.	Transition Date

While both standards amortize the transition liability over the expected future service lives, a difference in the figures will occur if the transition dates are not the same. The transition under Philippine GAAP was made beginning January 1, 1997 for Globe Telecom and Innove while the transition under U.S. GAAP was made beginning January 1, 1996 for Globe Telecom and January 1, 1998 for Innove.

The reversal of provision for pension expense of (Peso)48.51 million, additional provisions of (Peso)9.72 million and (Peso)0.76 million ($0.01 million) for the years ended December 31, 2001, 2002 and 2003, respectively, represent the difference between the required pension cost under FAS 87 ((Peso)49.15 million, (Peso)111.05 million and (Peso)120.73 million ($2.17 million) and from those required under Philippine GAAP (Peso)97.66 million, (Peso)101.33 million and 119.97 million ($2.16 million) for the years ended December 31, 2001, 2002 and 2003, respectively).

The following table sets forth the funded status of Globe Telecom’s Plan and the pension amounts recognized under U.S. GAAP as of December 31:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Change in benefit obligations:
Benefit obligation at beginning of year	(Peso)	431,196	(Peso)	536,871	(Peso)	704,157	$12,668
Service cost		60,195		95,840		110,869	1,995
Interest cost		47,312		57,703		71,231	1,281
Actuarial loss		25,109		48,944		30,127	542
Effects of curtailment		—		—		(271,414)	(4,883)
Benefits paid		(26,941)		(35,201)		(64,759)	(1,165)

Benefit obligation at end of year		536,871		704,157		580,211	10,438

	2001	2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Change in plan assets:
Fair value of plan assets at beginning of year	502,808		546,649		708,270	12,742
Actual return on plan assets	36,115		32,705		72,965	1,313
Employer contribution	34,667		164,117		112,646	2,027
Effects of curtailment	—		—		(224,489)	(4,039)
Benefits paid	(26,941)		(35,201)		(64,759)	(1,165)

Fair value of plan assets at end of year	546,649		708,270		604,633	10,878
Funded status	9,778		4,113		24,422	440
Unrecognized amortizations:
Net transition obligation	96,592		91,285		69,110	1,243
Net actuarial gain	(212,975)		(132,982)		(122,161)	(2,198)
Prior service cost	39,431		37,584		28,629	515

Net amount recognized in the consolidated balance sheets as accrued benefit liability	((Peso)67,174)	(Peso)	—	(Peso)	—	$—

The significant assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 follow:

	2001	2002	2003
Weighted average discount rate	11%	11%	10%
Expected long-term rate of return on plan assets	11%	11%	10%
Rate of increase in future compensation levels	10%	10%	8%

The annual weighted average discount rate and annual expected long-term rate of return on plan assets were based on the average discount rate of the short-term investments, which comprise a significant portion of Globe Telecom’s plan assets.

Net pension cost for Globe Telecom under U.S. GAAP for the years ended December 31 consists of the following:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Service cost	(Peso)	60,195	(Peso)	95,840	(Peso)	110,869	$1,995
Interest cost		47,312		57,703		71,231	1,281
Net amortization and deferral		(2,322)		(26,114)		3,885	70
Return on plan assets		(58,172)		(32,705)		(73,320)	(1,319)

Net periodic pension cost	(Peso)	47,013	(Peso)	94,724	(Peso)	112,665	$2,027

The accumulated benefit obligation amounted to (Peso)335.41 million, (Peso)422.95 million and (Peso)420.93 million ($7.57 million) as of December 31, 2001, 2002 and 2003, respectively.

The allocation of the fair value of plan assets follows:

	2001	2002	2003
Investments in debt securities	91%	93%	87%
Investments in equity securities	6%	3%	8%
Others	3%	4%	5%

	100%	100%	100%

As of December 31, 2003, investments in equity securities in the plan assets include shares of stock of the Globe Telecom and related parties with total fair value of (Peso)27.05 million ($0.49 million), or 4% the total fair value of plan assets. Total dividends paid in 2003 on these shares of stock in the plan assets were immaterial.

The Globe Group employs an investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and outperformance of benchmarks (such as investment indices). Majority of the investment portfolio consists of fixed-income debt securities and the remaining portion consists of various equity securities and multi-currency investments.

FAS 87 requires the use of an average rate of earnings expected on funds invested or to be invested, considering returns being earned by plan assets in the fund and rates of return expected to be available for reinvestment. Due consideration was given not only to historical performance of plan investments, but also to the current investment mix and anticipated rates of return. The Globe Group anticipate that in the long term, the fund’s return on investments would be about level with the average rate of return on treasury notes. Thus, the expected rate of return on assets was set at 10.0% per annum.

Globe Telecom expects to make approximately (Peso)88.00 million ($1.58 million) of cash contributions to its pension plan in 2004.

The following table sets forth Innove’s Plan funded status and pension amounts recognized under U.S. GAAP as of December 31:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Change in benefit obligations:
Benefit obligation at beginning of year	(Peso)	51,206	(Peso)	21,518	(Peso)	34,692	$624
Service cost		7,108		7,600		5,501	99
Interest cost		2,883		3,076		8,378	151
Actuarial gain (loss)		(39,679)		2,498		1,115	20
Benefits paid		—		—		(1,739)	(31)
Settlements		—		—		(6,066)	(109)
Benefit obligation for employees transferred from Globe Telecom		—		—		187,531	3,374
Effects of curtailment		—		—		(5,536)	(100)

Benefit obligation at end of year		21,518		34,692		223,876	4,028

Change in plan assets:
Fair value of plan assets at beginning of year		—		—		12,672	228
Actual return on plan assets		—		260		966	17
Employer contribution		—		12,412		15,406	277
Benefits paid		—		—		(1,739)	(31)
Benefit obligation for employees transferred from Globe Telecom		—		—		187,531	3,374
Effects of curtailment		—		—		(6,066)	(109)

Fair value of plan assets at end of year		—		12,672		208,770	3,756

	2001	2002	2003	2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Funded status	(21,518)	(22,020)	(15,106)	(272)
Unrecognized amortizations:
Net transition obligation	6,193	5,935	4,719	85
Net actuarial gain	(12,563)	(4,104)	(4,465)	(80)
Prior service cost	1,283	1,612	1,284	23

Net amount recognized in the consolidated balance sheets as accrued benefit liability	((Peso)26,605)	((Peso)18,577)	((Peso)13,568)	($244)

The significant assumptions used in determining the actuarial present value of the projected benefit obligation as of December 31 follow:

	2001	2002	2003
Weighted average discount rate	12%	11%	10%
Expected long-term rate of return on plan assets	11%	11%	10%
Rate of increase in future compensation levels	10%	10%	8%

Net pension cost for Innove under U.S. GAAP for the years ended December 31 consists of the following:

	2001		2002		2003		2003
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Service cost	(Peso)	7,108	(Peso)	7,600	(Peso)	5,501	$99
Interest cost		2,883		3,076		8,378	151
Net amortization and deferral		(1,890)		5,905		275	5
Expected return on plan assets		—		(260)		(6,085)	(110)

Net periodic pension cost	(Peso)	8,101	(Peso)	16,321	(Peso)	8,069	$145

The accumulated benefit obligation amounted to (Peso)12.19 million and (Peso)143.74 million ($2.59 million) as of December 31, 2002 and 2003, respectively.

The allocation of fair value of plan assets was as follows:

	2002	2003
Investment in debt securities	49%	67%
Investment in equity securities	0%	2%
Others	51%	31%

	100%	100%

Innove’s pension fund was set up in 2002. Innove expects to make approximately (Peso)27.96 million ($0.50 million) of cash contributions to its pension plan in 2004.

j.	Stock Option Plans of Globe Telecom

Under Philippine GAAP, no distinction is made on the accounting methods for compensatory and non-compensatory stock option plans. Issuances of stock under option plans are generally recorded like any other sale of stock.

U.S. GAAP requires that discounts granted to employees under a compensatory stock option plan be recorded as compensation cost and charged to expense over the periods expected to be benefited. FAS 123, Accounting for Awards of Stock-Based Compensation to Employees under U.S. GAAP encourages measuring the compensation cost at fair value. However, it allows the continued use of the accounting method prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, with pro forma disclosures based on the fair value method of accounting for compensation cost.

FAS 148, Accounting for Stock-Based Compensation, Transition and Disclosure, further amended FAS 123 to require all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in FAS 123 or the intrinsic value method described in APB Opinion No. 25 to comply with the disclosure provisions of FAS 123. FAS 148 is effective for companies with fiscal years ending December 15, 2002 and onwards.

Globe Telecom applies APB Opinion No. 25 and related interpretations in accounting for its plans.

Compensation cost included in the determination of net income under APB Opinion No. 25 amounted to (Peso)19.01 million both for the years ended December 31, 2001 and 2002 and (Peso)10.52 million ($0.19 million) for the year ended December 31, 2003. Compensation cost that would have been included in the determination of net income if the fair value method had been applied amounted to (Peso)32.18 million both for the years ended December 31, 2001 and 2002 and (Peso)48.94 million ($0.88 million) for the year ended December 31, 2003. In 2002, the Parent Company had fully amortized its compensation cost on stock based compensation issued in prior years.

Had compensation costs for these plans been determined consistent with the method of FAS 123, Globe Telecom’s U.S. GAAP net income and earnings per share for the years ended December 31 would have been changed to the pro forma amounts as follows:

	2001 (As restated)		2002 (As restated)		2003		2003
	(In Thousand Pesos and U.S. Dollars, Except per Share Figures) (Note 27)
Net income
As reported	(Peso)	3,807,615	(Peso)	6,718,404	(Peso)	8,555,249	$153,190
Pro forma		3,794,452		6,705,241		8,516,825	153,219
Earnings per share - basic
As reported	(Peso)	32.75	(Peso)	43.79	(Peso)	56.81	$1.02
Pro forma		32.63		43.69		56.55	1.02
Earnings per share - diluted
As reported	(Peso)	32.66	(Peso)	43.79	(Peso)	56.77	$1.02
Pro forma		32.54		43.69		56.51	1.02

The fair value of each option under FAS 123 is estimated on the date of the grant using the Black-Scholes option-pricing model. The fair values of stock options granted during the years ended December 31, 1998 and 1999 were (Peso)116.50 and (Peso)482, after reverse stock split, respectively. The fair value of stock options granted on April 4, 2003 was (Peso)246.60.

There was no calculation made under FAS 123 for the option holder’s opportunity cost arising from the periodic cash payments (annual payments in the case of ESOP and bimonthly payments in the case of ESOWN). If such calculation were to be made, the value of the option to the holder would be smaller than the fair value mentioned above.

The following assumptions were used:

	Expected Volatility Rate	Risk-free Interest Rate
1998	40%	18%
1999	69%	14%
2003	35%	8%

k.	Fair Value of Financial Instruments

The required disclosures under FAS 107, Disclosures About Fair Value of Financial Instruments and FAS 115, Accounting for Certain Investments and Debt Securities, follow:

Accounting for Investments in Securities

The Globe Group has investments in bonds and DLPN issued by the ROP, and USD Notes and Deposits issued by various financial institutions. These are presented under “Short-term investments” and “Miscellaneous deposits and investments” in the consolidated balance sheets (see Note 22).

Under Philippine GAAP, short-term investments are carried at cost adjusted for permanent loss in price decline of the investment. Investments classified as noncurrent assets under “Miscellaneous deposits and investments” are carried at amortized cost less any provision for any permanent impairment in value.

Under U.S. GAAP, securities are classified as trading, available-for-sale or held-to-maturity. Securities are generally marked to market, unless in the case of held-to-maturity securities where the company has both the positive intent and ability to hold them to maturity, in which case they are reported at amortized cost. Unrealized holding gains and losses are reported in earnings for trading securities and as other comprehensive income for available-for-sale securities.

Financial Assets and Liabilities

Cash and cash equivalents, bank loans and notes payable - fair value approximates cost or carrying amounts indicated in the balance sheets because of the short-term maturities of these instruments.

Trade accounts and traffic settlements receivable - the net carrying amount represents the estimated realizable value/fair value.

Investments in securities - fair value is the quoted market price of the instrument held or the quoted market price of similar instrument.

Trade accounts and traffic settlements payable and accrued expenses - the carrying value indicated in the balance sheets approximates fair value because of the short-term maturities of these liabilities.

Currency forward contracts and currency and interest rate swap contracts and other derivatives - fair value is estimated by obtaining quotes from the counterparty.

Embedded currency option contracts and currency forward contracts - fair value is estimated using simple option pricing model of Bloomberg.

Long-term debt - fair value is determined as follows:

Debt Type	Fair Value Assumptions
Fixed Rate U.S. Dollar Senior Notes	Quoted market price
Various Rate Loans	The carrying value approximates fair value because of recent and frequent repricing based on market conditions.

The carrying values and estimated fair values of the financial instruments as of December 31, 2003 are as follows:

	Carrying Value		Fair Value
	(In Thousand Pesos and U.S. Dollars) (Note 27)
Financial assets:
Cash and cash equivalents	(Peso)	13,041,048	(Peso)	13,041,048	$234,610
Receivables - net		17,543,425		17,543,425	315,609
Investments in securities
Available-for-sale		1,672,015		1,672,015	30,080
Held-to-maturity		983,060		987,965	17,774
Due from counterparty - embedded currency options and forwards		66,415		66,415	1,195
Due from counterparty - foreign currency swaps and interest rate swaps		912,858		912,858	16,422
Due from counterparty - currency forward contracts		2,335		2,335	42
Financial liabilities:
Accounts payable and accrued expenses		24,591,982		24,591,982	442,413
Long-term debt (including current portion)		56,140,991		58,639,759	1,054,938
Due to counterparty - non-deliverable forward contracts		2,318		2,318	42
Due to counterparty - currency option contracts		9,724		9,724	175
Due to counterparty - credit derivatives		4,106		4,106	74

Unrealized fair value loss on available-for-sale securities included under “Other comprehensive loss” in the stockholders’ equity amounted to (Peso)16.82 million ($0.30 million).

The contractual maturities of investments in securities are as follows:

	Available-for-Sale Securities			Held-to-Maturity
2004	(Peso)	1,516,205	$27,277	(Peso)	454,539	$8,177
2005		155,810	2,803		533,426	9,597

	(Peso)	1,672,015	$30,080	(Peso)	987,965	$17,774

1.	Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Globe Group adopted FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. FAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedges allow a derivative’s gains and losses to offset related results on the hedged item in the statement of income or deferred in the stockholders’ equity as “Other comprehensive income.” FAS No. 133 requires that an entity must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment.

The Globe Group has adopted the hedge accounting treatment of FAS No. 133 for certain derivative instruments.

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

It is the Globe Group’s policy to ensure that capabilities exist for active but conservative management of its foreign exchange and interest rate risks. The Globe Group does not engage in any speculative derivative transactions. Authorized derivative instruments include currency forward contracts (freestanding and embedded), currency swap contracts, interest rate swap contract and currency option contracts (freestanding and embedded). Certain currency swaps are entered into in combination with options.

Fair Value Hedges

Certain derivatives are designated as fair value hedges, as follows: fixed-to-floating cross currency swaps as fair value hedges of both the currency and interest rate risks of certain fixed rate foreign currency-denominated obligations, and floating-to-floating cross currency swaps are also designated as fair value hedges of the currency risk of certain floating rate foreign currency-denominated obligations.

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

Cash Flow Hedges

Certain derivatives are designated as cash flow hedges, as follows: floating-to-fixed cross currency swaps as cash flow hedges of both the currency and interest rate risks of the floating rate foreign currency-denominated obligations; and fixed-to-fixed cross currency swaps as cash flow hedges of the currency risk of certain fixed rate foreign currency-denominated obligations.

A cash flow hedge is a hedge of the exposure to variability in future cash flows related to a recognized asset or liability, or a forecasted transaction. Changes in the fair value of a hedging instrument that qualifies as a highly effective cash flow hedge are recognized in “Other comprehensive income”, which is a component of stockholders’ equity. Any hedge ineffectiveness is immediately recognized in current operations.

Hedge accounting is discontinued prospectively when the hedge ceases to be highly effective. When hedge accounting is discontinued, the cumulative gain or loss on the hedging instrument that has been reported in “Other comprehensive income” is retained in stockholders’ equity until the hedged transaction impacts earnings. When the forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in “Other comprehensive income” is recognized immediately in current operations.

Other Derivative Instruments

The Globe Group enters into certain derivatives as economic hedges of certain underlying exposures. However, the Globe Group has not designated such derivatives as hedges in accordance with FAS 133 (freestanding and embedded currency forwards, freestanding and embedded currency options and credit derivatives, certain currency and interest rate swaps), and accounts for such derivatives under non-hedge accounting. The gains or losses on such instruments are accounted for directly to current operations.

Listed below are the Globe Group’s outstanding derivative instruments as of December 31, 2003:

Currency and Cross-Currency Swaps

As of December 31, 2003, Globe Telecom has outstanding foreign currency swap agreements with certain banks, under which it effectively swaps the principal of certain U.S. dollar-denominated loans into fixed Philippine peso-denominated loans with semi-annual payment intervals up to April 2012. Below are the details of these swaps:

	Counterparty Pays:	Globe Telecom Pays:
	(In Thousand Pesos and U.S. Dollars)
Non-hedge accounting
Principal swaps only	$65,416	(Peso)	3,330,414
Structured principal only swaps
Notional amounts	$139,583	(Peso)	7,257,395

Of the $139.58 million structured principal only swaps, $39.58 million is in combination with sold out-of-the-money U.S. dollar call options with total notional principal of $47.5 million at various strike prices, while another $20 million provides Globe Telecom the option to reset to a certain minimum the foreign exchange rate used to determine Philippine Peso equivalent amounts to be net settled by Globe Telecom upon maturity or termination.

Globe Telecom also entered into $137.69 million cross-currency swap agreements with certain banks, under which it effectively swaps the principal and interest of certain U.S. dollar-denominated loans into Philippine peso with quarterly or semi-annual payment intervals up to June 2008. Below are the details of these swaps:

	Counterparty Pays:	Globe Telecom Pays:
	(In Thousand Pesos and U.S. Dollars)
Cash Flow Hedges
Fixed-fixed cross-currency swaps
Notional amounts	$12,775	(Peso)	557,520
Floating-Fixed cross-currency swaps
Notional amounts	$64,553	(Peso)	3,312,098
Fair Value Hedges
Fixed-Floating cross-currency swaps
Notional amounts	$18,000	(Peso)	804,300
Floating-floating cross-currency swaps
Notional amounts	$42,364	(Peso)	2,155,364

Cash flow hedges pertain to fixed to fixed and floating to fixed swap contracts designated as hedges of underlying fixed or floating-rate, foreign currency-denominated long-term loan exposures, respectively. With respect to the cash flow hedges, the unrealized gain before tax included in “Other comprehensive income” amounted to (Peso)21.762 million ($0.391 million) as of December 31, 2003.

The maturities and net fair values of the currency and cross-currency swaps outstanding as of December 31, 2003 follow:

Notional Amounts	Final Maturities	Net Fair Value of Derivative Instruments Gain
(In Thousand U.S. Dollars)
$60,000	April 15, 2012	$670
7,500	June 16 and 18, 2008	591
124,347	March 30 to April 15, 2007	3,364
69,117	March 31 to November 30, 2006	7,838
12,765	June 30 and July 1, 2005	789
68,963	January 15 to October 18, 2004	4,375

$342,692		$17,627

Interest Rate Swap

Interest rate swaps are entered into as economic hedges of underlying floating rate, foreign currency-denominated long-term debts. As of December 31, 2003, the aggregate amount of the loans covered by the swaps amounted to $119.82 million. The swaps effectively fixed the benchmark rate of the hedged loans to 4.205% and 2.305% over the duration of the agreements, which involve semi-annual payment intervals up to August 2007. For the year ended December 31, 2003, the fair value of the outstanding swaps, net of tax, amounted to (Peso)45.67 million ($0.82 million) loss, net of (Peso)69.52 million ($1.25 million) accumulated swap cost, net of tax.

Globe Telecom also has short-term floating to fixed interest rate swap contracts with an aggregate notional amount of (Peso)580.00 million to manage its floating interest rate exposure on certain short-term peso investments. As of December 31, 2003, the mark-to-market gain on these short-term interest rate swaps amounted to (Peso)0.21 million ($0.004 million).

Globe Telecom accounts for these interest rate swaps under non-hedge accounting with the mark to market changes accounted for directly to net earnings.

Non-deliverable Forwards

As of December 31, 2003, Globe Telecom has outstanding short-term non-deliverable currency forward contracts with a total outstanding notional amount of $5.4 million to fix the peso cash flows from coupon and redemption of certain DLPN issued by the ROP. These currency forward contracts, which have various maturities up to December 2005, have a mark-to-market loss of (Peso)2.32 million ($0.04 million).

Sold Currency Option

Globe Telecom sold currency option with notional amount of $10 million at strike price of (Peso)60/$ maturing August 2, 2004. This was entered into to subsidize the cost of an outstanding currency swap. The mark-to-market value on this currency option as of December 31, 2003 amounted to a loss of (Peso)6.41 million ($0.12 million).

Currency Forwards

As of December 31, 2003, Globe Telecom has short-term forward buy U.S. dollar contracts. The aggregate notional amount of these contracts total $2 million and has a mark-to-market gain of (Peso)2.33 million ($0.04 million).

Non-deliverable Currency Options

As of December 31, 2003, Globe Telecom has sold non-deliverable European-type call options at an average strike price of (Peso)57.50/$ with a total outstanding notional amount of $2 million. These were sold in combination with forward buy U.S. dollar currency contracts with maturities up to July 2004 and have a mark-to-market loss of (Peso)3.31 million ($0.06 million).

Embedded Currency Options

The notional amounts, maturities and net fair values of the embedded currency options of Globe Group outstanding as of December 31, 2003 follow:

Notional Amounts	Final Maturities	Net Fair Value of Derivative Instruments Gain
(In Thousand U.S. Dollars)
$3,576	Less than 3 months	$151
10,035	3 to 6 months	730
4,073	6 to 12 months	208
373	More than 1 year	19

$18,057		$1,108

Embedded Currency Forwards

The notional amounts, maturities and net fair values of the embedded currency forwards of Globe Telecom outstanding as of December 31, 2003 follow:

Notional Amounts	Maturities	Net Fair Value of Derivative Instruments Gain
(In Thousand U.S. Dollars)
$538	Less than 3 months	$14
55	3 to 6 months	4
1,980	6 to 12 months	54
2,699	More than 1 year	14

$5,272		$86

Credit Derivative Instruments

The notional amounts, maturities and net fair value of credit derivatives embedded in investments in the USD Notes and Deposits of Globe Group outstanding as of December 31, 2003 follow:

Notional Amounts	Maturities	Net Fair Value of Derivative Instruments Loss
(In Thousand U.S. Dollars)
$10,000	Less than 6 months	($5)
15,000	6 to 12 months	(69)

$25,000		($74)

The net movements in fair value changes of all derivative instruments are as follows:

	(In Thousand Pesos and U.S. Dollars)(Note27)
Balance at beginning of year	(Peso)	692,759	$12,463
Add net changes in fair value
Hedge accounting derivatives		362,729	6,525
Non-hedge accounting derivatives		360,526	6,486

		1,416,014	25,474
Less fair value of settled instruments		450,554	8,106

Balance at end of year	(Peso)	965,460	$17,368

The net fair value changes on Globe Group’s derivative transactions that are designated as hedges for purposes of FAS 133 for the year ended December 31, 2003 pertain to outstanding cross currency and interest rate swaps with net fair value gain of (Peso)362.73 million ($6.53 million) and with no ineffective portion.

The following table reconciles the net mark-to-market changes affecting net income before any tax effect on Globe Group’s derivative transactions under Philippine and U.S. GAAP as of December 31, 2003:

	(In Thousand Pesos and U.S. Dollars) (Note 27)
Cumulative changes in fair value under Philippine GAAP	(Peso)	1,630,972	$29,341
Adjustments on changes in fair value under U.S. GAAP:
Fair value adjustments charged to earnings in prior years		(406,706)	(7,317)
Fair value adjustments charged to current year earnings		(219,250)	(3,944)
Other comprehensive loss (before tax)		(39,556)	(712)

Net fair value changes under U.S. GAAP	(Peso)	965,460	$17,368

The adjustments shown in the above table pertain to the difference in accounting for derivative transactions under Philippine GAAP and U.S. GAAP. Under Philippine GAAP, the notional amounts of derivatives are translated based in changes on spot rates and such changes are accounted for directly to net earnings. Under U.S. GAAP, derivatives are marked to market directly through earnings, except for qualifying cash flow hedges where the effective portion of the hedge is deferred under “Other comprehensive income” account in the stockholders’ equity section.

m.	Business Combinations

Under Philippine GAAP, the excess purchase price arising from business combinations is offset against the additional paid-in capital of the acquiring entity as allowed by the Philippine SEC. Under U.S. GAAP, such excess is allocated to goodwill, which is amortized over its estimated useful life. On June 27, 2001, Innove became a 100% subsidiary of Globe Telecom (see Note 3). The acquisition of Innove under a share swap transaction was recorded following the provisions of APB 16, since the transaction was completed before the effective date of FAS 141, Business Combinations. In accordance with the provisions of APB 16, Globe Telecom allocated the cost of the investment of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition. The estimated fair value of Innove’s net assets at acquisition date amounted to (Peso)12,634.06 million consisting mainly of property and equipment with assigned amounts of (Peso)19,792.95 million.

The new cost basis of Innove’s property and equipment, shortly after acquisition under U.S. GAAP follows:

	(In Thousand Pesos)
Property and equipment before allocation at acquisition date under U.S. GAAP	(Peso)	15,464,074
Allocation of cost of acquired entity to property and equipment based on the estimated fair value of property and equipment		4,328,873

Property and equipment after allocation at acquisition date under U.S. GAAP	(Peso)	19,792,947

For the years ended December 31, 2001, 2002 and 2003, depreciation expense resulting from cost allocated to property and equipment amounted to (Peso)272.35 million, (Peso)528.85 million and (Peso)425.06 million ($7.65 million), respectively. The estimated fair value allocated to Innove’s property and equipment written-off in 2002 as discussed in Note 3 to the consolidated financial statements amounted to (Peso)355.81 million, net of the related accumulated depreciation of (Peso)320.26 million. The accumulated depreciation resulting from cost allocated to property and equipment as of December 31, 2003 amounted to (Peso)903.36 million ($16.25 million), net of items written-off.

The excess of the cost of investment over the net of the amounts assigned to the assets acquired and liabilities assumed amounting to (Peso)2,763.90 million was recognized as goodwill.

FAS 142, Goodwill and Other Intangible Assets, is effective starting with fiscal years beginning after December 15, 2001. This Statement, which supersedes APB Opinion No. 17, Intangible Assets, no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this Statement. Prior to 2002, the goodwill arising from the Innove acquisition was being amortized over five years. Beginning 2002, the amortization was discontinued and an impairment review of the goodwill was done in accordance with FAS 142. The goodwill impairment test uses a fair value approach. This test requires a two-step approach, which is performed at the reporting unit level, as defined in FAS 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if there is a potential impairment, compares the carrying amount of the reporting unit’s goodwill to its implied value, as defined in FAS 142. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. In 2003, the goodwill was reviewed in accordance with the provisions of FAS 142 for impairment by comparing the fair value to its carrying value. The fair value exceeded its carrying value, and therefore no impairment loss was recognized.

Under FAS 109, Accounting for Income Taxes, if a valuation allowance is recognized for the deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credit carryforwards at acquisition date, the tax benefits for those items that are first recognized in financial statements after the acquisition date shall be applied (a) first to reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense. The deferred tax assets on NOLCO and other temporary differences of Innove have been provided with valuation allowance at the date of business combination. In 2003, the goodwill was reduced by (Peso)1,845.95 million ($33.21 million), which represents the tax benefits from application of NOLCO and realization of other temporary differences acquired in a business combination with Innove. As of December 31, 2003, the carrying value of goodwill amounted to (Peso)641.56 million ($11.54 million). Under Philippine GAAP, the realization of said tax benefits was recognized as a reduction of provision for deferred income tax in the consolidated statements of income.

Following is the unaudited proforma consolidated statement of income under U.S. GAAP as though the combination was completed on January 1, 2001:

(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net operating revenues	(Peso)	35,999,251
Costs and expenses		(27,384,167)

Income from operations		8,615,084
Other expense - net		(3,722,158)

Income before income tax		4,892,926
Provision for income tax		(1,067,101)

Net income		3,825,825
Dividends to preferred shareholders		(98,572)

Earnings to common shareholders	(Peso)	3,727,253

Number of common shares*
Basic		114,836
Diluted		115,165

Earnings per share*
Basic	(Peso)	32.46
Diluted	(Peso)	32.36

*	After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 15).

n.	Concentrations of Risk

The Globe Group relies on local and long-distance telephone companies and other companies to provide certain communications services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on operating results.

The Globe Group also relies on roaming agreements with various other foreign wireless carriers to permit the Group’s customers to use their networks in areas not covered by the Group’s networks. If these providers decide not to continue those agreements due to a change in ownership or other circumstance, this could cause a loss of service in certain areas and possible loss of customers.

Although the Group attempts to maintain multiple vendors to the extent practicable, its handset inventory and network infrastructure equipment, which are important components of its operations, are currently acquired from only a few sources. If the suppliers are unable to meet the Group’s needs as it continues to build out and upgrade its network infrastructure and sell service and handsets, delays and increased costs in the expansion of the Group’s network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial instruments that potentially subject the Group to credit risks consist principally of trade accounts receivable. Concentrations of credit risk with respect to these receivables are limited due to the composition of the customer base, which includes a large number of individuals and businesses. No customer accounted for more than 10% of consolidated revenues in all years presented.

Approximately 26% of the Globe Group’s non-supervisory employees are represented by Globe Telecom Workers Union who are covered by the 2001-2005 Collective Bargaining Agreement.

o.	Recent U.S. FASB Pronouncements

In January 2003, the FASB issued FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period after June 15, 2003.

In April 2003, the FASB issued FAS 149, Amendment of FAS 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position the three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instrument that is a liability under this Statement is an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ share.

FAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period after June 15, 2003.

The adoption of FIN 46, FAS 149 and FAS 150 did not have an impact on the Globe Group’s financial statements.

On December 17, 2003, the Staff of the U.S. SEC issued SAB 104, Revenue Recognition, which amends SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21. In addition, SAB 104 rescinds the U.S. SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in U.S. SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. Adoption of this standard had no impact on the Globe Group’s financial statements except for those related to the multiple element revenue arrangements under EITF 00-21 (see Note 25e).

In December 2003, the FASB revised SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. It requires additional disclosures to those in the original SFAS 132 about the plan assets, benefit obligations, cash flows and net periodic benefit cost of defined benefit plans and other postretirement benefit plans. The new disclosures are generally effective for 2003 calendar yearend financial statements of public companies, with a delayed effective date for certain disclosures and for foreign plans. The requirements of this statement are included in Note 25i.

26.	Events After the Balance Sheet Date

On January 29, 2004, the BOD of Globe Telecom approved a new dividend policy to declare cash dividends to its common stockholders on a regular basis as may be determined by the BOD from time to time. The BOD had set out a dividend payout rate of approximately 50% of prior year’s net income payable semi-annually in March and September of each year. This will be reviewed annually taking into account Globe Telecom’s operating results, cash flows, debt covenants, capital expenditure levels and liquidity. The BOD also declared the first semi-annual cash dividend in 2004 of (Peso)18 per share payable to common stockholders of record as of February 18, 2004 and payable on March 15, 2004.

27.	Convenience Translation

The consolidated financial statements are stated in Philippine pesos. The translations of Philippine pesos into U.S. dollars are included solely for the convenience of the reader, using the Philippine Dealing System weighted average rate as of December 31, 2003 at (Peso)55.586 to $1.00. The convenience translations should not be construed as representations that the Philippine peso amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

28.	Approval of the Financial Statements

On January 29, 2004, the BOD approved and authorized the release of the consolidated financial statements of Globe Telecom, Inc. and its Subsidiary as of and for the years ended December 31, 2001, 2002 and 2003.